Form 10-K405, Exhibit 13
period 1997-02-01
BOOKS A MILLION INC
filed 1997-05-02
CIK 891919

                                                                    EXHIBIT 13


MARKET AND DIVIDEND INFORMATION
Common Stock
        The Common Stock of Books-A-Million, Inc. is traded in the Nasdaq National Market under the symbol BAMM.

The chart below sets forth the high and low stock prices for each quarter of the fiscal years ending February 1, 1997, and February 3, 1996.

  Quarter Ended                      High           Low
  -------------------------------------------------------
  January, 1997                      7 5/8         5 1/2
  October, 1996                      8 3/8         6 5/8
  July, 1996                        12 1/4         6 1/2
  April, 1996                       11 3/8         9 3/4
  January, 1996                     15 3/8         7 1/2
  October, 1995                     18 5/8        12 5/8
  July, 1995                        16            13 3/8
  April, 1995                       15            12 3/8

    The closing price on April 11, 1997, was $4.50. No cash dividends have been declared since completion of the Company's initial public offering. As of April 11, 1997, Books-A-Million, Inc., had approximately 7,844 stockholders, based on the number of holders of record and individual participants represented by security position listings.

                                Books-A-Million

                      Selected Consolidated Financial Data
                     (In thousands, except per share data)

                                                                  Fiscal Year Ended
                                            -----------------------------------------------------------
                                              2/1/97       2/3/96       1/28/95    1/29/94      1/31/93
-------------------------------------------------------------------------------------------------------
  STATEMENTS OF INCOME DATA:
    Net sales                               $ 278,613    $ 229,801    $ 172,366   $ 123,263   $  95,073
      Cost of products sold                   206,269      164,124      124,107      89,379      69,590
                                            -----------------------------------------------------------
    Gross profit                               72,344       65,677       48,259      33,884      25,483
      Operating, selling and
       administrative expenses                 50,636       43,559       31,580      22,191      17,129
      Depreciation and amortization             9,540        6,833        4,256       2,991       2,383
      Store closing charge                         --        2,945           --          --          --
                                            -----------------------------------------------------------
    Operating profit                           12,168       12,340       12,423       8,702       5,971
      Interest income (expense), net           (2,826)        (474)         601         382        (578)
                                            -----------------------------------------------------------
    Income before income taxes                  9,342       11,866       13,024       9,084       5,393
      Provision for income taxes                3,550        4,390        4,949       3,452       1,703
                                            -----------------------------------------------------------
    Net income                              $   5,792    $   7,476    $   8,075   $   5,632   $   3,690
                                            -----------------------------------------------------------
    Net income per share                    $    0.33    $    0.43    $    0.47   $    0.37         N/A
                                            -----------------------------------------------------------
  PRO FORMA PRESENTATION:
    Income before income taxes-historical         N/A          N/A          N/A         N/A    $  5,393
    Provision for income taxes-pro forma          N/A          N/A          N/A         N/A       2,049
                                            -----------------------------------------------------------
    Net income-pro forma                          N/A          N/A          N/A         N/A    $  3,344
                                            -----------------------------------------------------------
    Net income per share-pro forma                N/A          N/A          N/A         N/A    $   0.32
                                            -----------------------------------------------------------
  WEIGHTED AVERAGE NUMBER OF
    SHARES OUTSTANDING                         17,405       17,371       17,322      15,272      10,500
                                            -----------------------------------------------------------

                                                        As of
                                -----------------------------------------------------
                                 2/1/97      2/3/96    1/28/95    1/29/94    1/31/93
-------------------------------------------------------------------------------------
BALANCE SHEET DATA:
  Working capital               $ 70,629   $ 54,693   $ 50,193   $ 59,182   $ 28,127
  Property and equipment, net     63,147     49,253     35,864     15,599     10,353
  Total assets                   233,539    190,933    163,403    119,134     72,353
  Long-term debt                  37,645     14,087      4,600         --         --
  Stockholders' investment        96,420     90,455     82,444     74,222     37,664



Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
        Certain of the statements set forth herein with respect to store openings and closings, the profitability of certain product lines, capital expenditures and future liquidity are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current intentions, assumptions and projections and are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward- looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, among other things, unanticipated increases in merchandise, salary and distribution costs and the effects of increased competition on specific stores and the Company generally.


                                     No. 6

                                Books-A-Million

                Management's Discussion & Analysis of Financial
                       Condition & Results of Operations

GENERAL
        The Company was founded in 1917 and currently operates over 150 retail bookstores, including 91 superstores, concentrated in the southeastern United States.

        The Company's growth strategy is focused on opening superstores and combination stores in new and existing market areas, particularly in the Southeast. In addition to opening new stores, management intends to continue its practice of reviewing the profitability trends and prospects of existing stores and closing or relocating underperforming stores or converting stores to different formats.

RESULTS OF OPERATIONS
        The following table sets forth statement of income data expressed as a percentage of net sales for the periods presented.

                                                                 Fiscal Year Ended
                                                         ---------------------------------
                                                          2/1/97       2/3/96      1/28/95
-------------------------------------------------------------------------------------------
  Net sales                                               100.0%       100.0%       100.0%
  Gross profit                                             26.0%        28.6%        28.0%
    Operating, selling and administrative expenses         18.2%        18.9%        18.3%
    Depreciation and amortization                           3.4%         3.0%         2.5%
    Store closing charge                                   --            1.3%        --
  Operating profit                                          4.4%         5.4%         7.2%
    Interest income (expense), net                         (1.0%)       (0.2%)        0.4%
  Income before income taxes                                3.4%         5.2%         7.6%
    Provision for income taxes                              1.3%         1.9%         2.9%
  Net income                                                2.1%         3.3%         4.7%

FISCAL 1997 COMPARED TO FISCAL 1996

    Net sales increased $48.8 million, or 21.2%, to $278.6 million in fiscal 1997 from $229.8 million in fiscal 1996. Comparable store sales decreased 2.0% for fiscal year 1997. The increase in net sales resulted from net sales generated by 27 new stores opened during fiscal 1997 (including 25 superstores), and 13 new stores opened in the second half of fiscal 1996. In addition, the Company closed 7 underperforming stores (see Note 7 of Notes to Consolidated Financial Statements).

    The factors affecting the future trend of comparable store sales include, among others, overall demand, the Company's marketing programs, pricing strategies, store operations and competition.

    Gross profit increased $6.6 million, or 10.2%, to $72.3 million in fiscal 1997 from $65.7 million in fiscal 1996. Gross profit as a percentage of net sales decreased to 26.0% in fiscal 1997 from 28.6% in fiscal 1996, due to increased promotional activity, changes in departmental sales mix and higher occupancy costs as a percentage of sales.

    Operating, selling and administrative expenses increased $7.0 million, or 16.2%, to $50.6 million in fiscal 1997, from $43.6 million in fiscal 1996. Operating, selling and administrative expenses as a percentage of net sales decreased to 18.2% in fiscal 1997 from 18.9% in fiscal 1996, primarily due to strong expense controls related to store selling expenses.

    Depreciation and amortization increased $2.7 million, or 39.6%, to $9.5 million in fiscal 1997 from $6.8 million in fiscal 1996. Depreciation and amortization as a percentage of net sales increased to 3.4% in fiscal 1997 from 3.0% in fiscal 1996, primarily as a result of the significant capital expenditures for new stores during fiscal 1997 and the second half of fiscal 1996.

    Net interest expense was $2.8 million in fiscal 1997 versus net interest expense of $0.5 million in fiscal 1996. The interest expense resulted from long-term borrowings incurred to fund capital expenditures and inventory purchases related to new stores opened during fiscal 1997.



                                     No. 7

                                Books-A-Million

                Management's Discussion & Analysis of Financial
                       Condition & Results of Operations



FISCAL 1996 COMPARED TO FISCAL 1995

    Net sales increased $57.4 million, or 33.3%, to $229.8 million in fiscal 1996 from $172.4 million in fiscal 1995. Comparable store sales increased 0.2%, however, excluding the fifty-third week in fiscal 1996, comparable store sales decreased 1.3%. The increase in net sales resulted from net sales generated by 22 new stores opened during fiscal 1996 (including 21 superstores), and 14 new stores opened in the second half of fiscal 1995. In addition, the Company closed 17 underperforming stores (see Note 7 of Notes to Consolidated Financial Statements).

    Gross profit increased $17.4 million, or 36.1%, to $65.7 million in fiscal 1996 from $48.3 million in fiscal 1995. Gross profit as a percentage of net sales increased to 28.6% in fiscal 1996 from 28.0% in fiscal 1995, primarily as a result of lower distribution costs as a percentage of net sales.

    Operating, selling and administrative expenses increased $12.0 million, or 37.9%, to $43.6 million in fiscal 1996, from $31.6 million in fiscal 1995. Operating, selling and administrative expenses as a percentage of net sales increased to 18.9% in fiscal 1996 from 18.3% in fiscal 1995, primarily due to increased store selling expenses.

    Depreciation and amortization increased $2.5 million, or 60.5%, to $6.8 million in fiscal 1996 from $4.3 million in fiscal 1995. Depreciation and amortization as a percentage of net sales increased to 3.0% in fiscal 1996 from 2.5% in fiscal 1995, primarily as a result of the significant capital expenditures for new stores during fiscal 1996 and the second half of fiscal 1995.

    The Company decided during fiscal 1996 to accelerate the closing of its small traditional and combination bookstores in order to concentrate on its highly successful superstores. As a result, fiscal 1996 results include a one-time, store- closing charge of $2.9 million for costs associated with the closings (see Note 7 of Notes to Consolidated Financial Statements).

    Net interest expense was $0.5 million in fiscal 1996 versus net interest income of $0.6 million in fiscal 1995. The interest expense resulted from long-term borrowings incurred to fund capital expenditures and inventory purchases related to new stores opened during fiscal 1996.

SEASONALITY AND QUARTERLY RESULTS

    Similar to many retailers, the Company's business is seasonal, with its highest retail sales, gross profit and net income historically occurring in the fourth fiscal quarter. This seasonal pattern reflects the increased demand for books and gifts experienced during the year-end holiday selling season. Working capital requirements are generally highest during the third fiscal quarter and the early part of the fourth fiscal quarter due to the seasonality of the Company's business.

    In addition, the Company's results of operations may fluctuate from quarter to quarter as a result of the amount and timing of sales and profits contributed by new stores as well as other factors. New stores require the Company to incur pre-opening expenses and often require several months of operation before generating acceptable sales volumes. Accordingly, the addition of a large number of new stores in a particular quarter could adversely affect the Company's results of operations for that quarter.

LIQUIDITY AND CAPITAL RESOURCES

    During fiscal 1997, the Company amended its short-term credit agreement (the "Facility") to $20.0 million of borrowing availability from $10.0 million. The Company also has $50.0 million of borrowing availability under its existing revolving credit facility (the "Revolving Facility"). As of February 1, 1997, $30.1 million was outstanding under these facilities. Additionally, as of February 1, 1997, the Company had outstanding borrowings associated with the issuance of an industrial revenue bond totaling $7.5 million.

    The Company's capital expenditures totaled $23.7 million in fiscal 1997. These expenditures were primarily used to open new stores, perform renovations and improvements to existing stores, and for investments in management information systems. Management estimates that capital expenditures for fiscal 1998 will be approximately $18 million and that such amounts will be used primarily for new stores, renovation and improvements to existing stores and investments in management information systems. Management believes that




                                      No.8

                                Books-A-Million

                Management's Discussion & Analysis of Financial
                       Condition & Results of Operations


existing cash reserves and net cash from operating activities, together with borrowings under the Company's credit facilities, will be adequate to finance the Company's planned capital expenditures and to meet the Company's working capital requirements for fiscal 1998.

RELATED PARTY ACTIVITIES

        As discussed in Note 6 of Notes to Consolidated Financial Statements, the Company conducts business with other entities in which certain officers, directors and principal stockholders of the Company have controlling ownership interests. The most significant related-party transactions include inventory purchases from, and sales to, related parties. As the Company has expanded, the related-party inventory purchase transactions and related-party sales transactions have grown proportionately. Management believes the terms of these related-party transactions are substantially equivalent to those available from unrelated parties and, therefore, have no significant impact on gross profit.

FINANCIAL POSITION

    During fiscal 1997, the Company opened 25 superstores, one combination bookstore and one traditional bookstore. The store openings resulted in increased inventory, property and equipment balances and long-term debt balances at February 1, 1997, compared with February 3, 1996.


















                                      No.9

                                Books-A-Million

                          Consolidated Balance Sheets
                             (Dollars in thousands)

                                                                As of
                                                        -----------------------
                                                         2/1/97         2/3/96
  ASSETS
  CURRENT ASSETS:
    Cash and temporary cash investments                 $  4,776      $  1,923
    Accounts receivable                                   13,198         8,373
    Related party receivables                              5,854         4,348
    Inventories                                          141,430       122,008
    Prepayments and other                                    584           720
    Deferred income taxes                                  2,913         2,631
                                                        -----------------------
           TOTAL CURRENT ASSETS                          168,755       140,003
                                                        -----------------------

  PROPERTY AND EQUIPMENT:
    Land                                                     628           628
    Buildings                                              5,367         5,379
    Equipment                                             22,690        16,044
    Furniture and fixtures                                28,535        21,272
    Leasehold improvements                                32,796        24,833
    Construction in process                                  804            82
                                                        -----------------------
                                                          90,820        68,238
    Less accumulated depreciation
      and amortization                                    27,673        18,985
                                                        -----------------------
           NET PROPERTY AND EQUIPMENT                     63,147        49,253
                                                        -----------------------
  OTHER ASSETS:
    Goodwill, net                                          1,581         1,621
    Other                                                     56            56
                                                        -----------------------
           TOTAL OTHER ASSETS                              1,637         1,677
                                                        -----------------------
           TOTAL ASSETS                                 $233,539      $190,933

  Liabilities and Stockholders' Investment
  Current Liabilities:
    Accounts payable:
      Trade                                             $ 79,127      $ 69,697
      Related party                                        2,270         1,940
    Accrued income taxes                                   1,961           561
    Accrued expenses                                      14,768        13,112
                                                        -----------------------
           TOTAL CURRENT LIABILITIES                      98,126        85,310
                                                        -----------------------
  LONG-TERM DEBT                                          37,645        14,087
                                                        -----------------------
  DEFERRED INCOME TAXES                                    1,348         1,081
                                                        -----------------------
  COMMITMENTS                                                 --            --
                                                        -----------------------
  STOCKHOLDERS' INVESTMENT:
    Preferred stock, $.01 par value;
      1,000,000 shares authorized,
      no shares outstanding                                   --            --
    Common stock, $.01 par value;
      30,000,000 shares authorized, 17,408,535
      and 17,387,102 shares issued and outstanding
      at February 1, 1997 and
      February 3, 1996, respectively                         174           174
    Additional paid-in capital                            62,829        62,656
    Retained earnings                                     33,417        27,625
                                                        -----------------------
           TOTAL STOCKHOLDERS' INVESTMENT                 96,420        90,455
                                                        -----------------------
           TOTAL LIABILITIES AND
            STOCKHOLDERS' INVESTMENT                    $233,539      $190,933
                                                        =======================


              The accompanying notes are an integral part of these
                          consolidated balance sheets.

                                     No.10

                                Books-A-Million

                       Consolidated Statements of Income
                     (In thousands, except per share data)


                                                    Fiscal Year Ended
                                      ------------------------------------------
                                        2/1/97          2/3/96         1/28/95
--------------------------------------------------------------------------------
  Net sales                           $ 278,613       $ 229,801       $ 172,366
  Cost of products sold,
    including warehouse
    distribution and store
    occupancy costs *                   206,269         164,124         124,107
                                      ------------------------------------------
      GROSS PROFIT                       72,344          65,677          48,259

  Operating, selling and
    administrative expenses              50,636          43,559          31,580
  Depreciation and amortization           9,540           6,833           4,256
  Store closing charge                       --           2,945              --
                                      ------------------------------------------
      OPERATING PROFIT                   12,168          12,340          12,423

  Interest income (expense), net         (2,826)           (474)            601
                                      ------------------------------------------
      INCOME BEFORE INCOME TAXES          9,342          11,866          13,024

  Provision for income taxes              3,550           4,390           4,949
                                      ------------------------------------------
      NET INCOME                      $   5,792       $   7,476       $   8,075
                                      ==========================================
      NET INCOME PER SHARE            $    0.33       $    0.43       $    0.47
                                      ------------------------------------------
  Weighted average number of
    shares outstanding                   17,405          17,371          17,322
                                      ==========================================


*Inventory purchases from related parties were $23,120, $17,919 and $15,454, respectively, for the periods presented above.




















             The accompanying notes are an integral part of these
                           consolidated statements.





                                     No.11

                                Books-A-Million

              Consolidated Statements of Stockholders' Investment
                             (Dollars in thousands)

                                                                           Additional
                                                              Common         Paid-In      Retained
                                                              Stock          Capital      Earnings
--------------------------------------------------------------------------------------------------
  BALANCE, JANUARY 29, 1994                                 $     87      $ 62,061       $ 12,074
    Net income                                                    --            --          8,075
    Two-for-one-stock split                                       86           (86)            --
    Issuance of stock for employee stock purchase plan            --            51             --
    Exercise of stock options                                     --            96             --
                                                            -------------------------------------

  BALANCE, JANUARY 28, 1995                                      173        62,122         20,149
    Net income                                                    --            --          7,476
    Issuance of stock for employee stock purchase plan            --            86             --
    Exercise of stock options                                      1           448             --
                                                            -------------------------------------

  BALANCE, FEBRUARY 3, 1996                                      174        62,656         27,625
    Net income                                                    --            --          5,792
    Issuance of stock for employee stock purchase plan            --           102             --
    Exercise of stock options                                     --            71             --
                                                            -------------------------------------

  BALANCE, FEBRUARY 1, 1997                                 $    174      $ 62,829       $ 33,417
                                                            =====================================















              The accompanying notes are an integral part of these
                           consolidated statements.



                                     No.12

                                Books-A-Million

                     Consolidated Statements of Cash Flows
                             (Dollars in thousands)

                                                                      Fiscal Year Ended
                                                         ------------------------------------------
                                                           2/1/97         2/3/96          1/28/95
---------------------------------------------------------------------------------------------------
  CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                           $   5,792       $   7,476       $   8,075
                                                         ------------------------------------------
    Adjustments to reconcile net
     income to net cash provided by
     (used in) operating activities:
       Depreciation and amortization                         9,540           6,833           4,256
       (Gain) loss on sale of property                         114            (269)             54
       Deferred income tax provision (benefit), net            (15)            254            (967)
       (Increase) decrease in assets,
        net of effects of acquisition:
          Accounts receivable                               (4,825)         (3,624)         (1,717)
          Related party receivables                         (1,506)          1,112          (4,735)
          Inventories                                      (19,422)        (36,469)        (25,858)
          Prepayments and other                                136             (34)            133
        Increase (decrease) in liabilities,
         net of effects of acquisition:
          Accounts payable                                   9,760           7,822          23,826
          Accrued income taxes                               1,400          (2,368)          2,929
          Accrued expenses                                   1,696           4,540           3,689
                                                         ------------------------------------------
            Total adjustments                               (3,122)        (22,203)          1,610
                                                         ------------------------------------------
            Net cash provided by
             (used in) operating activities                  2,670         (14,727)          9,685
                                                         ------------------------------------------
  CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from sale of property and equipment               126           3,659             108
    Capital expenditures                                   (23,674)        (23,901)        (24,435)
    Acquisition of retail bookstores                            --              --          (3,343)
                                                         ------------------------------------------
            Net cash used in investing activities          (23,548)        (20,242)        (27,670)
                                                         ------------------------------------------
  CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from sale of common stock, net                    173             535             147
    Proceeds from issuance of long term debt                    --           2,900           4,600
    Borrowings under credit facilities                     142,933          56,798              --
    Repayments under credit facilities                    (119,375)        (50,211)             --
                                                         ------------------------------------------
            Net cash provided by
            financing activities                            23,731          10,022           4,747
                                                         ------------------------------------------
  NET INCREASE (DECREASE) IN CASH
    AND TEMPORARY CASH INVESTMENTS:                          2,853         (24,947)        (13,238)
  CASH AND TEMPORARY CASH INVESTMENTS
    AT THE BEGINNING OF YEAR                                 1,923          26,870          40,108
                                                         ------------------------------------------
  CASH AND TEMPORARY CASH INVESTMENTS
    AT THE END OF YEAR                                   $   4,776       $   1,923       $  26,870
                                                         ===========================================
  SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
    Cash paid during the year for:
      Interest                                           $   2,693       $     556       $      87
      Income taxes, net of refunds                           2,146           6,362           2,834
                                                         ===========================================







              The accompanying notes are an integral part of these
                           consolidated statements.




                                     No.13

                                Books-A-Million

                   Notes to Consolidated Financial Statements


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Business
    Books-A-Million, Inc., and its subsidiary (the "Company") are principally engaged in the sale of books, magazines and related items through a chain of retail bookstores. The Company presently operates over 150 bookstores in 17 states, which are predominantly located in the southeastern United States. The Company also serves as a wholesale book distributor for certain other retailers and wholesalers. The Company presently consists of Books-A-Million, Inc., and its wholly owned subsidiary, American Wholesale Book Company, Inc. ("American Wholesale"). During fiscal 1995, the Company merged another wholly owned subsidiary, Book$mart, Inc. ("Book$mart"), into American Wholesale. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation
    The Company operates on a 52-53 week year, with the fiscal year ending on the Saturday closest to January 31. Fiscal year 1996 was a 53-week period, while fiscal years 1997 and 1995 were 52-week periods.

Use of Estimates in the Preparation of Financial Statements
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories
    Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out ("FIFO") basis and market based on the lower of replacement cost or estimated realizable value.

Property and Equipment
    Property and equipment are recorded at cost. Depreciation on equipment and furniture and fixtures is provided on the straight-line method over the estimated service lives. Depreciation of leasehold improvements is provided on the straight-line basis over the periods of the applicable leases.
   Maintenance and repairs are charged to expense as incurred. Costs of renewals and betterments are capitalized by charges to property accounts and depreciated using applicable annual rates. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

Goodwill
    The Company has classified as goodwill the cost in excess of fair value of the net assets acquired of LBK B&C, Inc. The Company is amortizing the goodwill on a straight-line basis over 40 years. As of February 1, 1997 and February 3, 1996, accumulated amortization of goodwill was $124,000 and $84,000, respectively. The Company continually evaluates whether events or circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related operating profits over the remaining life of the goodwill in measuring recoverability.

Store Opening Costs
    Non-capital expenditures incurred in preparation for opening new retail stores are expensed in the first full month of the stores' operations.

Insurance Accruals
    The Company is subject to large deductibles under its workers' compensation and employee health policies. Insurance coverage is maintained for cumulative losses in amounts management considers adequate. Amounts are accrued currently for the estimated cost of claims incurred.



                                     No.14

                                Books-A-Million

                   Notes to Consolidated Financial Statements


Income Taxes
    The Company accounts for income taxes using Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Statements of Cash Flows
    For purposes of the consolidated statements of cash flows, the Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Net Income Per Share
    Net income per share for each of the periods presented is calculated by dividing net income by the weighted average number of shares of common stock outstanding. Common stock equivalents in the form of stock options are excluded from the calculation since they have no material dilutive effect on per share figures.

Disclosure of Fair Value of Financial Instruments
    In the opinion of management, the carrying value of all financial instruments approximates fair value.

Legal
    The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position or results of operations of the Company.

Prior-Year Reclassifications
    Certain prior-year amounts have been reclassified to conform to the current year presentation.

2.  INCOME TAXES
    A summary of the components of the income tax provision is as follows (dollars in thousands):


                                               Fiscal Year Ended
                                     2/1/97        2/3/96       1/28/95
------------------------------------------------------------------------
  Current:
    Federal                         $ 3,325       $ 3,481       $ 5,054
    State                               240           655           862
                                    -----------------------------------
                                      3,565         4,136         5,916
                                    -----------------------------------

  Deferred taxes arising from:
    Depreciation                        463           538           292
    Accruals                           (330)         (286)         (814)
    Inventory                          (436)          109          (369)
    Other                               288          (107)          (76)
                                    -----------------------------------
                                        (15)          254          (967)
                                    -----------------------------------
  Provision for income taxes        $ 3,550       $ 4,390       $ 4,949
                                    ===================================






                                     No.15

                                Books-A-Million

                   Notes to Consolidated Financial Statements



        A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows :

                                                Fiscal Year Ended
                                          2/1/97     2/3/96      1/28/95
--------------------------------------------------------------------------
  Federal statutory income tax rate        34.0%      34.2%       34.4%
  State income tax provision                3.0%       3.9%        5.8%
  Non-taxable interest income                --         --        (1.7%)
  Other                                     1.0%      (1.1%)       (.5%)
                                           ----------------------------
  Effective income tax rate                38.0%      37.0%       38.0%
                                           ============================


    Temporary differences which created deferred tax assets and liabilities at February 1, 1997, and February 3, 1996, are detailed below (dollars in thousands):

                                           As of 2/1/97                As of 2/3/96
                                      ----------------------     ----------------------
                                      Current     Noncurrent     Current     Noncurrent
---------------------------------------------------------------------------------------
  Depreciation                        $    --      $(1,265)      $    --      $  (802)
  Accruals                              2,175           --         1,845           --
  Inventory                               609           --           361         (188)
  Other                                   129          (83)          425          (91)
                                      ------------------------------------------------
  Deferred tax asset (liability)      $ 2,913      $(1,348)      $ 2,631      $(1,081)
                                      ================================================


    No valuation allowance is deemed necessary by management, as the realization of recorded deferred tax assets is considered more likely than not.

Income Tax Audit
    The Company is currently being audited by the Internal Revenue Service. While the outcome of the audit is not determinable at this time, the Company does not expect the audit findings to have a material adverse impact on the financial position of the Company.

3.  DEBT AND LINES OF CREDIT
    The Company has an unsecured revolving credit facility that allows borrowings up to $50 million for which no principal repayments are due until the facility expires on October 27, 2000, and a one-year unsecured working capital line of credit for $20 million, which is subject to annual renewal. Both credit facilities have certain financial and non-financial covenants with which the Company is in compliance. As of February 1, 1997, $30.1 million was outstanding under these revolving credit facilities. The maximum and average outstanding balances during fiscal 1997 were $58.0 million and $34.0 million, respectively. The outstanding borrowings as of February 1, 1997, had interest rates ranging from 5.75% to 6.75%.

    During fiscal 1996 and fiscal 1995, the Company financed the acquisition and construction of certain warehouse and distribution facilities through loans obtained from the proceeds of an industrial development revenue bond (the "Bond"), which are secured by a mortgage interest in these facilities. As of February 1, 1997 and February 3, 1996, there was $7.5 million of borrowings outstanding under these arrangements, at variable rates. The Bond has a maturity date of December 1, 2019, with a purchase provision obligating the Company to repurchase the Bond on December 1, 2001, unless extended by the bondholder. Such an extension may be renewed annually by the bondholder, at the Company's request, to a date no more than five years from the renewal date.

    In the opinion of management, the carrying value of all debt instruments at February 1, 1997, approximates fair value.

4.  LEASES
    The Company leases the premises for its retail bookstores under operating leases which expire in various years through the year 2011. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance, and insurance). In addition to fixed minimum rentals, some of the Company's leases require contingent rentals based on a percentage of sales.

    The Company also leases certain office, warehouse and retail store space from a related party. Rental expense under these leases was $407,000, $239,000 and $167,000 in fiscal 1997, 1996 and 1995, respectively.



                                     No.16

                                Books-A-Million

                   Notes to Consolidated Financial Statements


    Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of February 1, 1997, are as follows (in thousands):

Fiscal Year
---------------------------------------------------------------------
1998                                                         $ 15,764
1999                                                           14,663
2000                                                           13,852
2001                                                           12,865
2002                                                           12,109
Subsequent years                                               42,904
                                                             --------
                                                             $112,157
                                                             ========

        Rental expense for all operating leases consisted of the following (in thousands):

                                               Fiscal Year Ended
                                           -------------------------
                                            2/1/97  2/3/96   1/28/95
--------------------------------------------------------------------
        Minimum rentals                    $14,627  $10,852  $ 8,019
        Contingent rentals                     493      560      474
                                           -------------------------
                                           $15,120  $11,412  $ 8,493
                                           =========================


5. EMPLOYEE BENEFIT PLANS

401(k) Profit-Sharing Plan
    The Company and its subsidiary maintain a 401(k) plan covering all employees who have completed 12 months of service and who are at least 21 years of age, and permit participants to contribute from 2% to 15% of compensation to the plan. Company matching and supplemental contributions are made at management's discretion. The expense under this plan was $341,000, $214,000 and $242,000 in fiscal 1997, 1996 and 1995, respectively.

Stock Option Plan
    The Company maintains a stock option plan reserving 1,800,000 shares of the Company's common stock for grants to executive officers, directors, and key employees. Options granted generally vest over a five-year period, expire on the sixth anniversary of the date of grant, and have exercise prices generally equal to the fair market value of the common stock on the date of grant. Options to purchase 1,156,060 shares have been granted, net of exercises and forfeitures, since the inception of the plan, of which 402,190 shares were exercisable as of February 1, 1997, as summarized below:

                                     Number of Shares      Option Price
----------------------------------------------------------------------------
Outstanding at January 29, 1994          542,900         6 3/8  to  10  7/8
 Granted                                 211,750        11 5/8  to  16  7/8
 Exercised                               (14,840)        6 3/8  to   6  1/2
 Forfeited                               (45,360)        6 3/8  to  10
                                       -------------------------------------
Outstanding at January 28, 1995          694,450         6 3/8  to  16  7/8
 Granted                                 197,500         8      to  12  7/8
 Exercised                               (46,920)        6 3/8  to  10
 Forfeited                               (18,300)        6 3/8  to  16  7/8
                                       -------------------------------------
Outstanding at February 3, 1996          826,730         6 3/8  to  16  7/8
 Granted                                 389,200         5 3/4  to  10  7/8
 Exercised                                (6,600)        6 3/8  to   6  1/2
 Forfeited                               (53,270)        6 3/8  to  14  1/2
                                       -------------------------------------
Outstanding at February 1, 1997        1,156,060         6 3/8  to  16  7/8
                                       =====================================



                                     No.17

                                Books-A-Million

                   Notes to Consolidated Financial Statements



    The weighted average exercise price of options outstanding at February 1, 1997, was $ 8.31. The weighted average price of stock options exercised to date as of February 1, 1997 was $6.65.

    In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 established financial accounting and reporting standards for stock-based compensation and for transactions in which an entity issues its equity instruments to acquire goods and services for nonemployees. In accordance with SFAS No. 123, the Company continues to account for and record compensation expense under Accounting Principles Board Opinion ("APB") No. 25. However, the Company adopted the disclosure only provisions of SFAS No. 123, as required. If the Company had recorded compensation expense in accordance with SFAS No. 123 under the fair value based method, the Company's net income and earnings per share would have been essentially unchanged as indicated below:

                                              Fiscal Year Ended
                                            ---------------------
                                            2/1/97         2/3/96
-----------------------------------------------------------------
  Net income-as reported                    $5,792         $7,476
  Net income-pro forma                       5,727          7,475
  Earnings per share-as reported               .33            .43
  Earnings per share-pro forma                 .33            .43


    For the purposes of the foregoing calculation, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used in connection with this model show no expected dividend yield, a five-year expected life of the options, and an expected stock price volatility rate of .46 with risk-free interest rates ranging from 5.32% to 6.69%. Based upon these assumptions, the weighted average fair value of options granted was $5.34 and $3.94 in fiscal 1997 and 1996, respectively.

Employee Stock Purchase Plan

    The Company maintains an employee stock purchase plan under which 100,000 shares of the Company's common stock are reserved for purchase by employees at 85% of the fair market value of the common stock. Of the total reserved shares, 32,810 shares have been purchased as of February 1, 1997.

6.  RELATED PARTY TRANSACTIONS
    Certain majority stockholders of the Company have controlling ownership interests in other entities with which the Company conducts business. Transactions between the Company and these various other entities (described as "related parties") are summarized in the following paragraphs and Note 4.
    The Company purchases a portion of its inventories for resale from related parties; such purchases amounted to $23,120,000, $17,919,000, and $15,454,000 in fiscal 1997, 1996, and 1995, respectively. The Company sells a portion of its inventories to related parties; such sales amounted to $9,819,000, $ 7,261,000, and $7,380,000, in fiscal 1997, 1996 and 1995, respectively.
    During fiscal 1996 the Company sold one of its distribution facilities to a related party. The sales price for the facility was $1,650,000, which resulted in a gain of $221,000. Management believes the terms of this transaction were substantially equivalent to those available from unrelated parties.

7.  STORE CLOSING CHARGE
    During fiscal 1996, the Company recorded a charge of $2.9 million for costs associated with the anticipated closings of 24 bookstores (see Management's Discussion and Analysis of Financial Condition and Results of Operations for more details). The consolidated statements of income for the 53-week period ended February 3, 1996, reflect this store closing charge. The charge includes amounts for lease termination costs ($977,000), asset write-downs ($990,000) and other disposition costs such as warehouse processing and store closing expenses ($978,000). As of the end of fiscal 1997, 24 stores have been closed, resulting in lease termination costs of $601,000, asset write-downs of $1,005,000 and other disposition costs of $1,021,000. The remaining balance of the store closing reserve as of February 1, 1997, was $318,000, which is reflected in accrued expenses in the accompanying consolidated balance sheet. The majority of these remaining liabilities are expected to be paid or settled within the 1998 fiscal year.





                                     No.18

                                Books-A-Million

                    Report of Independent Public Accountants


To Books-A-Million, Inc.:

    We have audited the accompanying consolidated balance sheets of Books-A-Million, Inc. (a Delaware corporation), and subsidiary as of February 1, 1997, and February 3, 1996, and the related consolidated statements of income, stockholders' investment, and cash flows for each of the three fiscal years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Books-A-Million, Inc., and subsidiary as of February 1, 1997, and February 3, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 1997, in conformity with generally accepted accounting principles.


                                                        ARTHUR ANDERSEN LLP

Birmingham, Alabama
March 18, 1997
















                                     No.19

                                Books-A-Million

                          Summary of Quarterly Results
                                  (Unaudited)
                     (In thousands, except per share data)


                                                  Fiscal Year Ended February 1, 1997
                                    ----------------------------------------------------------------
                                     First         Second        Third        Fourth
                                    Quarter       Quarter       Quarter       Quarter       Total
----------------------------------------------------------------------------------------------------
  Net sales                        $ 56,589      $ 60,455       $ 64,505      $ 97,064      $278,613
  Gross profit                       14,689        15,615         15,643        26,397        72,344
  Operating profit                    1,988         1,482            878         7,820        12,168
  Net income                            981           508             21         4,282         5,792
  Net income per share                  .06           .03            .00           .25           .33*


                                                 Fiscal Year Ended February 3, 1996
                                   -----------------------------------------------------------------
                                     First        Second          Third       Fourth
                                    Quarter       Quarter        Quarter       Quarter       Total
----------------------------------------------------------------------------------------------------
  Net sales                        $ 44,014      $ 52,030       $ 48,766      $ 84,991      $229,801
  Gross profit                       11,434        13,981         13,020        27,242        65,677
  Store closing charge                   --         2,945             --            --         2,945
  Operating profit (loss)             1,656          (465)         1,270         9,879        12,340
  Net income (loss)                   1,084          (331)           644         6,079         7,476
  Net income (loss) per share           .06          (.02)           .04           .35           .43

* The sum of quarterly net income per share is different from annual net income per share because of differences in rounding.













                                     No.20