Form 10-K, Exhibit 13
period 1998-01-31
BOOKS A MILLION INC
filed 1998-05-01
CIK 891919

                                                                    EXHIBIT 13










                               BOOKS-A-MILLION(R)

                                                                      EXHIBIT 13


                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (In thousands, except per share data)


                                                        Fiscal Year Ended
                                    -------------------------------------------------------
                                     1/31/98    2/1/97     2/3/96      1/28/95     1/29/94
-------------------------------------------------------------------------------------------
STATEMENTS OF INCOME DATA:
   Net sales                        $324,762   $278,613   $229,801   $ 172,366    $ 123,263
     Cost of products sold           238,342    206,269    164,124     124,107       89,379
                                    -------------------------------------------------------
   Gross profit                       86,420     72,344     65,677      48,259       33,884
     Operating, selling and
       administrative expenses        59,260     50,636     43,559      31,580       22,191
     Depreciation and
       amortization                   11,588      9,540      6,833       4,256        2,991
     Store closing charge                 --         --      2,945          --           --
                                    -------------------------------------------------------
   Operating profit                   15,572     12,168     12,340      12,423        8,702
     Interest expense
       (income), net                   4,331      2,826        474        (601)        (382)
                                    -------------------------------------------------------
   Income before income taxes         11,241      9,342     11,866      13,024        9,084
     Provision for income taxes        4,272      3,550      4,390       4,949        3,452
                                    -------------------------------------------------------
   Net income                       $  6,969   $  5,792   $  7,476   $   8,075    $   5,632
                                    -------------------------------------------------------
Weighted average number of
    shares outstanding - basic        17,425     17,405     17,371      17,322       15,272
                                    -------------------------------------------------------
Net income per share - basic (1)    $   0.40   $   0.33   $   0.43   $    0.47    $    0.37
                                    -------------------------------------------------------
Weighted average number of
    shares outstanding - diluted      17,428     17,580     17,641      17,509       15,387
                                    -------------------------------------------------------
Net income per share - diluted(1)   $   0.40   $   0.33   $   0.42   $    0.46    $    0.37
                                    -------------------------------------------------------


                                                             As of
                                    -------------------------------------------------------
                                     1/31/98   2/1/97     2/3/96       1/28/95     1/29/94
-------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital                     $ 82,771   $ 70,629   $ 54,693   $  50,193    $  59,182
Property and equipment, net           65,814     63,147     49,253      35,864       15,599
Total assets                         245,816    233,539    190,933     163,403      119,134
Long-term debt                        45,240     37,645     14,087       4,600            -
Stockholders' investment             103,485     96,420     90,455      82,444       74,222

(1) Effective January 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share ("EPS"), and restated EPS for all periods presented.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
   Certain of the statements set forth herein with respect to store openings and closings, the profitability of certain product lines, capital expenditures and future liquidity are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current intentions, assumptions and projections and are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, among other things, unanticipated increases in merchandise, salary and distribution costs and the effects of increased competition on specific stores and the Company generally.

                     MANAGEMENT'S DISCUSSION & ANALYSIS OF
                  FINANCIAL CONDITION & RESULTS OF OPERATIONS

GENERAL
   The Company was founded in 1917 and currently operates over 165 retail bookstores, including 108 superstores, concentrated in the southeastern United States.
   The Company's growth strategy is focused on opening superstores and combination stores in new and existing market areas, particularly in the Southeast. In addition to opening new stores, management intends to continue its practice of reviewing the profitability trends and prospects of existing stores and closing or relocating underperforming stores or converting stores to different formats.

RESULTS OF OPERATIONS
     The following table sets forth statement of income data expressed as a percentage of net sales for the periods presented.

                                                                    Fiscal Year Ended
                                                          -----------------------------------
                                                             1/31/98      2/1/97       2/3/96
---------------------------------------------------------------------------------------------
Net sales                                                    100.0%       100.0%       100.0%
Gross profit                                                  26.6%        26.0%        28.6%
 Operating, selling, and administrative expenses              18.2%        18.2%        18.9%
 Depreciation and amortization                                 3.6%         3.4%         3.0%
 Store closing charge                                            -            -          1.3%
Operating profit                                               4.8%         4.4%         5.4%
 Interest expense, net                                         1.3%         1.0%         0.2%
Income before income taxes                                     3.5%         3.4%         5.2%
  Provision for income taxes                                   1.3%         1.3%         1.9%
Net income                                                     2.2%         2.1%         3.3%

FISCAL 1998 COMPARED TO FISCAL 1997
   Net sales increased $46.2 million, or 16.6%, to $324.8 million in fiscal 1998 from $278.6 million in fiscal 1997. Comparable store sales increased 1.4% for fiscal 1998. The increase in net sales resulted from net sales generated by 21 new stores opened during fiscal 1998 (including 16 superstores), and 18 new stores opened in the second half of fiscal 1997. In addition, the Company closed seven underperforming stores in fiscal 1998.
   The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company's marketing programs, pricing strategies, store operations and competition.
   Gross profit increased $14.1 million, or 19.5%, to $86.4 million in fiscal 1998 from $72.3 million in fiscal 1997. Gross profit as a percentage of net sales increased to 26.6% in fiscal 1998 from 26.0% in fiscal 1997, primarily due to decreased promotional activity and lower warehouse distribution costs as a percentage of net sales.
   Operating, selling and administrative expenses increased $8.7 million, or 17.0%, to $59.3 million in fiscal 1998, from $50.6 million in fiscal 1997. Operating, selling and administrative expenses as a percentage of net sales remained constant with fiscal 1997 at 18.2%.
   Depreciation and amortization increased $2.1 million, or 21.5%, to $11.6 million in fiscal 1998 from $9.5 million in fiscal 1997. Depreciation and amortization as a percentage of net sales increased to 3.6% in fiscal 1998 from 3.4% in fiscal 1997, primarily as a result of the significant capital expenditures for new stores during fiscal 1998 and the second half of fiscal 1997.
   Net interest expense was $4.3 million in fiscal 1998 versus net interest expense of $2.8 million in fiscal 1997. The increased interest expense resulted from long-term borrowings incurred primarily to fund capital expenditures and inventory purchases related to new stores opened during fiscal 1998.

                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                   FINANCIAL CONDITION & RESULTS OF OPERATIONS

FISCAL 1997 COMPARED TO FISCAL 1996
   Net sales increased $48.8 million, or 21.2%, to $278.6 million in fiscal 1997 from $229.8 million in fiscal 1996. Comparable store sales decreased 2.0% for fiscal 1997. The increase in net sales resulted from net sales generated by 27 new stores opened during fiscal 1997 (including 25 superstores), and 13 new stores opened in the second half of fiscal 1996. In addition, the Company closed seven underperforming stores (see Note 7 of Notes to Consolidated Financial Statements).
   Gross profit increased $6.6 million, or 10.2%, to $72.3 million in fiscal 1997 from $65.7 million in fiscal 1996. Gross profit as a percentage of net sales decreased to 26.0% in fiscal 1997 from 28.6% in fiscal 1996, due to increased promotional activity, changes in departmental sales mix and higher occupancy costs as a percentage of sales.
   Operating, selling and administrative expenses increased $7.0 million, or 16.2%, to $50.6 million in fiscal 1997, from $43.6 million in fiscal 1996. Operating, selling and administrative expenses as a percentage of net sales decreased to 18.2% in fiscal 1997 from 18.9% in fiscal 1996, primarily due to strong expense controls related to store selling expenses.
   Depreciation and amortization increased $2.7 million, or 39.6%, to $9.5 million in fiscal 1997 from $6.8 million in fiscal 1996. Depreciation and amortization as a percentage of net sales increased to 3.4% in fiscal 1997 from 3.0% in fiscal 1996, primarily as a result of the significant capital expenditures for new stores during fiscal 1997 and the second half of fiscal 1996.
   Net interest expense was $2.8 million in fiscal 1997 versus net interest expense of $0.5 million in fiscal 1996. The interest expense resulted from long-term borrowings incurred primarily to fund capital expenditures and inventory purchases related to new stores opened during fiscal 1997.

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

LIQUIDITY AND CAPITAL RESOURCES
   During fiscal 1998, the Company increased borrowing availability under its revolving credit facility (the "Revolving Facility") to $90.0 million from $50.0 million. The Company also amended its short-term credit agreement (the "Facility") to $10.0 million of borrowing availability from $20.0 million. As of January 31, 1998, $37.7 million was outstanding under these facilities combined. Additionally, as of January 31, 1998, the Company has outstanding borrowings associated with the issuance of an industrial revenue bond totaling $7.5 million.

                      MANAGEMENT'S DISCUSSION & ANALYSIS OF
                   FINANCIAL CONDITION & RESULTS OF OPERATIONS


   The Company's capital expenditures totaled $14.4 million in fiscal 1998. These expenditures were primarily used to open new stores, perform renovations and improvements to existing stores, and for investments in management information systems. Management estimates that capital expenditures for fiscal 1999 will be approximately $22.1 million and that such amounts will be used primarily for new stores, renovation and improvements to existing stores, and investments in management information systems. Management believes that existing cash balances and net cash from operating activities, together with borrowings under the Company's credit facilities, will be adequate to finance the Company's planned capital expenditures and to meet the Company's working capital requirements for fiscal 1999.

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

FINANCIAL POSITION
   During fiscal 1998, the Company opened 21 new stores, including 16 superstores. The store openings resulted in increased inventory, property and equipment balances and long-term debt balances at January 31, 1998, as compared to February 1, 1997.

YEAR 2000 COMPLIANCE
   The Company is in the process of evaluating its management and information systems to identify and address Year 2000 issues. Based on present information, management does not believe that its related costs of Year 2000 compliance will be material.

                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)




                                                                                 As of
                                                                       ----------------------
                                                                        1/31/98        2/1/97
---------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and temporary cash investments                                 $   3,909     $    4,776
   Accounts receivable                                                    11,732         13,198
   Related party receivables                                               7,559          5,854
   Inventories                                                           151,312        141,430
   Prepayments and other                                                     816            584
   Deferred income taxes                                                   3,098          2,913
                                                                       ------------------------
       TOTAL CURRENT ASSETS                                              178,426        168,755
                                                                       ------------------------
PROPERTY AND EQUIPMENT:
   Land                                                                      628            628
   Buildings                                                               5,367          5,367
   Equipment                                                              28,558         22,690
   Furniture and fixtures                                                 31,894         28,535
   Leasehold improvements                                                 37,552         32,796
   Construction in process                                                   783            804
                                                                       ------------------------
                                                                         104,782         90,820
   Less accumulated depreciation and amortization                         38,968         27,673
                                                                       ------------------------
       NET PROPERTY AND EQUIPMENT                                         65,814         63,147
                                                                       ------------------------
OTHER ASSETS:
   Goodwill, net                                                           1,538          1,581
   Other                                                                      38             56
                                                                       ------------------------
       TOTAL OTHER ASSETS                                                  1,576          1,637
                                                                       ------------------------
       TOTAL ASSETS                                                    $ 245,816     $  233,539
                                                                       ========================

LIABILITIES AND STOCKHOLDERS'
INVESTMENT
CURRENT LIABILITIES:
   Accounts payable:
     Trade                                                             $  71,439    $    79,127
   Related party                                                           7,493          2,270
   Accrued income taxes                                                    2,730          1,961
   Accrued expenses                                                       13,993         14,768
                                                                       ------------------------
       TOTAL CURRENT LIABILITIES                                          95,655         98,126
                                                                       ------------------------
LONG-TERM DEBT                                                            45,240         37,645
                                                                       ------------------------
DEFERRED INCOME TAXES                                                      1,436          1,348
                                                                       ------------------------
COMMITMENTS AND CONTINGENCIES                                                 --             --
                                                                       ------------------------
STOCKHOLDERS' INVESTMENT:
   Preferred stock, $.01 par value; 1,000,000 shares authorized,
     no shares outstanding                                                    --             --
   Common stock, $.01 par value; 30,000,000 shares authorized,
     17,427,593 and 17,408,535 shares issued and outstanding at
     January 31, 1998 and February 1, 1997, respectively                     174            174
   Additional paid-in capital                                             62,925         62,829
   Retained earnings                                                      40,386         33,417
                                                                       ------------------------
       TOTAL STOCKHOLDERS' INVESTMENT                                    103,485         96,420
                                                                       ------------------------
       TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT                  $ 245,816     $  233,539
                                                                       ========================



    The accompanying notes are an integral part of these consolidated balance sheets.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (In thousands, except per share data)


                                                                   Fiscal Year Ended
                                                         ------------------------------------
                                                           1/31/98       2/1/97      2/3/96
---------------------------------------------------------------------------------------------
Net sales                                                $ 324,762     $ 278,613    $ 229,801
Cost of products sold, including warehouse
   distribution and store occupancy costs (1)              238,342       206,269      164,124
                                                         ------------------------------------
     GROSS PROFIT                                           86,420        72,344       65,677

Operating, selling and administrative expenses              59,260        50,636       43,559
Depreciation and amortization                               11,588         9,540        6,833
Store closing charge                                            --            --        2,945
                                                         ------------------------------------
     OPERATING PROFIT                                       15,572        12,168       12,340

Interest expense, net                                        4,331         2,826          474
                                                         ------------------------------------
     INCOME BEFORE INCOME TAXES                             11,241         9,342       11,866

Provision for income taxes                                   4,272         3,550        4,390
                                                         ------------------------------------
     NET INCOME                                          $   6,969     $   5,792    $   7,476
                                                         ------------------------------------
Weighted average number of shares
   outstanding - basic                                      17,425        17,405       17,371
                                                         ====================================
NET INCOME PER SHARE - BASIC (2)                         $    0.40     $    0.33    $    0.43
                                                         ====================================
Weighted average number of shares
   outstanding - diluted                                    17,428        17,580       17,641
                                                         ====================================
NET INCOME PER SHARE - DILUTED (2)                       $    0.40     $    0.33    $   0 .42
                                                         ====================================

(1) Inventory purchases from related parties were $32,303, $23,120 and $17,919, respectively, for the periods presented above.

(2) Effective January 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share, and restated EPS for all periods presented.





















              The accompanying notes are an integral part of these
                            consolidated statements.

                             CONSOLIDATED STATEMENTS
                           OF STOCKHOLDERS' INVESTMENT
                             (Dollars in thousands)




                                                                        Additional
                                                            Common        Paid-In     Retained
                                                             Stock        Capital     Earnings
----------------------------------------------------------------------------------------------
BALANCE, JANUARY 28, 1995                                   $  173       $ 62,122     $ 20,149
   Net income                                                   --             --        7,476
   Issuance of stock for employee
     stock purchase plan                                        --             86           --
   Exercise of stock options                                     1            448           --
                                                            ----------------------------------

BALANCE, FEBRUARY 3, 1996                                      174         62,656       27,625
   Net income                                                   --             --        5,792
   Issuance of stock for employee
     stock purchase plan                                        --            102           --
   Exercise of stock options                                    --             71           --
                                                            ----------------------------------

BALANCE, FEBRUARY 1, 1997                                      174         62,829       33,417
   Net income                                                   --             --        6,969
   Issuance of stock for employee
     stock purchase plan                                        --             96           --
                                                            ----------------------------------

BALANCE, JANUARY 31, 1998                                   $  174       $ 62,925     $ 40,386
                                                            ==================================





























              The accompanying notes are an integral part of these
                            consolidated statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                             (Dollars in thousands)

                                                                   Fiscal Year Ended
                                                        --------------------------------------
                                                           1/31/98       2/1/97      2/3/96
----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                            $   6,969     $   5,792    $   7,476
                                                         -------------------------------------
   Adjustments to reconcile net income to net
     cash provided by (used in)
     operating activities:
       Depreciation and amortization                        11,588         9,540        6,833
       (Gain) loss on sale of property                          44           114         (269)
       Deferred income tax provision (benefit), net            (97)          (15)         254
       (Increase) decrease in assets:
         Accounts receivable                                 1,466        (4,825)      (3,624)
         Related party receivables                          (1,705)       (1,506)       1,112
         Inventories                                        (9,882)      (19,422)     (36,469)
         Prepayments and other                                (214)          136          (34)
       Increase (decrease) in liabilities:
         Accounts payable                                   (2,465)        9,760        7,822
         Accrued income taxes                                  769         1,400       (2,368)
         Accrued expenses                                     (718)        1,696        4,540
                                                         ------------------------------------
             Total adjustments                              (1,214)       (3,122)     (22,203)
                                                         ------------------------------------
             Net cash provided by (used in)
                 operating activities                        5,755         2,670      (14,727)
                                                         ------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of property and equipment                 42           126        3,659
   Capital expenditures                                    (14,355)      (23,674)     (23,901)
                                                         ------------------------------------
              Net cash used in investing activities        (14,313)      (23,548)     (20,242)
                                                         ------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from sale of common stock, net                      96           173          535
   Proceeds from issuance of long-term debt                     --            --        2,900
   Borrowings under credit facilities                      152,296       142,933       56,798
   Repayments under credit facilities                     (144,701)     (119,375)     (50,211)
                                                         ------------------------------------
             Net cash provided by financing activities       7,691        23,731       10,022
                                                         ------------------------------------
NET INCREASE (DECREASE) IN CASH AND TEMPORARY
   CASH INVESTMENTS                                           (867)        2,853      (24,947)
CASH AND TEMPORARY CASH INVESTMENTS AT THE
   BEGINNING OF YEAR                                         4,776         1,923       26,870
                                                         ------------------------------------
CASH AND TEMPORARY CASH INVESTMENTS AT THE
   END OF YEAR                                           $   3,909     $   4,776    $   1,923
                                                         ====================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
     Interest                                            $   4,276     $   2,693    $     556
     Income taxes, net of refunds                        $   4,023     $   2,146    $   6,362
                                                         ====================================








              The accompanying notes are an integral part of these
                            consolidated statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
   Books-A-Million, Inc. and its subsidiary (the "Company") are principally engaged in the sale of books, magazines and related items through a chain of retail bookstores. The Company presently operates over 165 bookstores in 17 states, which are predominantly located in the southeastern United States. The Company also serves as a wholesale book distributor for certain other retailers and wholesalers. The Company presently consists of Books-A-Million, Inc. and its wholly owned subsidiary, American Wholesale Book Company, Inc. ("American Wholesale"). All significant intercompany balances and transactions have been eliminated in consolidation.

BASIS OF PRESENTATION
   The Company operates on a 52-53 week year, with the fiscal year ending on the Saturday closest to January 31. Fiscal year 1996 was a 53-week period, while fiscal years 1998 and 1997 were 52-week periods.

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

PROPERTY AND EQUIPMENT
   Property and equipment are recorded at cost. Depreciation on equipment and furniture and fixtures is provided on the straight-line method over the estimated service lives, which range from 3 to 7 years. Depreciation of leasehold improvements is provided on the straight-line basis over the periods of the applicable leases.
   Maintenance and repairs are charged to expense as incurred. Costs of renewals and betterments are capitalized by charges to property accounts and depreciated using applicable annual rates. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

GOODWILL
   The Company amortizes goodwill on a straight-line basis over 40 years. As of January 31, 1998 and February 1, 1997, accumulated amortization of goodwill was $167,000 and $124,000 respectively. The Company continually evaluates whether events or circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related operating profits over the remaining life of the goodwill in measuring recoverability.

STORE OPENING COSTS
   Non-capital expenditures incurred in preparation for opening new retail stores are expensed in the first full month of the stores' operations.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INSURANCE ACCRUALS
   The Company is subject to large deductibles under its workers' compensation policy. Insurance coverage is maintained for cumulative losses in amounts management considers adequate. Amounts are accrued currently for the estimated cost of claims incurred.

INCOME TAXES
   The Company accounts for income taxes using Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

STATEMENTS OF CASH FLOWS
   For purposes of the consolidated statements of cash flows, the Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.

EARNINGS PER SHARE
   In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, Earnings Per Share. This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier adoption is not permitted. This statement requires restatement for all prior-period earnings per share ("EPS") data presented.
   SFAS No. 128 simplifies the standards for computing EPS previously found in Accounting Principles Board ("APB") Opinion No. 15, Earnings Per Share, and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with the presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for the Company.
   Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



   The Company adopted SFAS No. 128 effective January 31, 1998 and restated EPS for all periods presented in the consolidated statements of income. A reconciliation of the weighted average shares for basic and diluted EPS is as follows:

                                     Net Income               Shares                 Per Share
 For the Years Ended               (in thousands)         (in thousands)               Amount
-----------------------------------------------------------------------------------------------
January 31, 1998:
   Basic earnings per share         $  6,969                  17,425                 $     0.40
   Dilutive securities                     0                       3
                                    -----------------------------------------------------------
   Diluted earnings per share       $  6,969                  17,428                 $     0.40
                                    -----------------------------------------------------------

February 1, 1997:
   Basic earnings per share         $  5,792                  17,405                 $     0.33
   Dilutive securities                     0                     175
                                    -----------------------------------------------------------
   Diluted earnings per share       $  5,792                  17,580                 $     0.33
                                    -----------------------------------------------------------

February 3, 1996:
   Basic earnings per share         $  7,476                  17,371                 $     0.43
   Dilutive securities                     0                     270
                                    -----------------------------------------------------------
   Diluted earnings per share       $  7,476                  17,641                 $     0.42
                                    -----------------------------------------------------------

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

PENDING ACCOUNTING STANDARDS
   The FASB has issued Statement No. 130, Reporting Comprehensive Income, which will be effective in fiscal 1999. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of the statement is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners ("comprehensive income"). Comprehensive income is the total of net income and all other non-owner changes in equity. The company will adopt this statement in fiscal 1999. Adoption of the Statement is not expected have a significant impact on the Company's financial reporting.
   The FASB has issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that it is used by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company is currently evaluating the impact on financial reporting and will adopt the new rules in fiscal 1999.
   In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures About Pensions and

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Post-retirement Benefits. SFAS No. 132, which supersedes SFAS Nos. 87, 88, and 106, standardizes the disclosure requirements for pensions and other post-retirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful as they were when SFAS Nos. 87, 88, and 106 were issued. The Company will adopt the new rules in fiscal 1999. The new rules are not expected to have a significant impact on the Company's financial reporting.

PRIOR YEAR RECLASSIFICATIONS
   Certain prior year amounts have been reclassified to conform to the current year presentation.

2. INCOME TAXES

   A summary of the components of the income tax provision is as follows (dollars in thousands):


                                                                   Fiscal Year Ended
                                                           --------------------------------
                                                           1/31/98       2/1/97      2/3/96
-------------------------------------------------------------------------------------------
Current:
   Federal                                                 $ 3,831      $3,325      $ 3,481
   State                                                       538         240          655
                                                           --------------------------------
                                                             4,369       3,565        4,136
                                                           --------------------------------
Deferred taxes arising from:
   Depreciation                                                 61         463          538
   Accruals                                                      4        (330)        (286)
   Inventory                                                  (181)       (436)         109
   Other                                                        19         288         (107)
                                                           --------------------------------
                                                               (97)        (15)         254
                                                           --------------------------------
Provision for income taxes                                 $ 4,272      $3,550     $  4,390
                                                           --------------------------------

   A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

                                                                       Fiscal Year Ended
                                                           -----------------------------------
                                                              1/31/98      2/1/97      2/3/96
----------------------------------------------------------------------------------------------
Federal statutory income tax rate                               34.0%       34.0%        34.2%
State income tax provision, net                                  3.2%        3.0%         3.9%
Other                                                            0.8%        1.0%        (1.1%)
                                                           -----------------------------------
Effective Income Tax Rate                                       38.0%       38.0%        37.0%
                                                           -----------------------------------


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Temporary differences which created deferred tax assets and liabilities at January 31, 1998, and February 1, 1997, are detailed below (dollars in thousands):

                                                   As of 1/31/98            As of 2/1/97
                                            ------------------------------------------------
                                           Current       Noncurrent     Current   Noncurrent
--------------------------------------------------------------------------------------------
Depreciation                                $    --      $ (1,326)    $      --     $(1,265)
Accruals                                      2,171            --         2,175          --
Inventory                                       790            --           609          --
Other                                           137          (110)          129         (83)
                                            ------------------------------------------------
Deferred tax asset (liability)              $ 3,098      $ (1,436)     $  2,913     $(1,348)
                                            ------------------------------------------------

   No valuation allowance is deemed necessary by management, as the realization of recorded deferred tax assets is considered more likely than not.

INCOME TAX AUDIT
   The Internal Revenue Service completed their audit of the Company's tax returns for the fiscal years 1993, 1994 and 1995. The audit findings did not have a material adverse impact on the financial position of the Company.

3. DEBT AND LINES OF CREDIT

   The Company has a revolving credit facility that allows borrowings up to $90 million for which no principal repayments are due until the facility expires on June 3, 2002, and an unsecured working capital line of credit for $10 million, which is subject to annual renewal. Both credit facilities have certain financial and non-financial covenants with which the Company is in compliance. As of January 31, 1998, $37.7 million was outstanding under these credit facilities. The maximum and average outstanding balances during fiscal 1998 were $66.6 million and $56.0 million, respectively. The outstanding borrowings as of January 31, 1998, had interest rates ranging from 6.38% to 6.75%.
   During fiscal 1996 and fiscal 1995, the Company financed the acquisition and construction of certain warehouse and distribution facilities through loans, obtained from the proceeds of an industrial development revenue bond (the "Bond"), which are secured by a mortgage interest in these facilities. As of January 31, 1998 and February 1, 1997, there was $7.5 million of borrowings outstanding under these arrangements, at variable rates. The Bond has a maturity date of December 1, 2019, with a purchase provision obligating the Company to repurchase the Bond on December 1, 2002, unless extended by the bondholder. Such an extension may be renewed annually by the bondholder, at the Company's request, to a date no more than five years from the renewal date.
   In the opinion of management, the carrying value of all debt instruments at January 31, 1998 approximates fair value.

4. LEASES

   The Company leases the premises for its retail bookstores under operating leases which expire in various years through the year 2011. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance, and insurance). In addition to fixed minimum rentals, some of the Company's leases require contingent rentals based on a percentage of sales.
   The Company also leases certain office, warehouse and retail store space from related parties. Rental expense under these leases was approximately $411,000, $407,000 and $239,000 in fiscal 1998, 1997 and 1996, respectively. Total minimum future rental payments under these leases are $405,000.

                   NOTES TO CONSOLIDATED FINANICAL STATEMENTS


   Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of January 31, 1998, are as follows (in thousands):


                      Fiscal Year
                    -----------------------------------------------------
                         1999                                 $    18,762
                         2000                                      17,473
                         2001                                      16,881
                         2002                                      16,058
                         2003                                      14,972
                    Subsequent years                               51,759
                                                              -----------
                                                              $   135,905
                                                              ===========

   Rental expense for all operating leases consisted of the following (in thousands):

                                                                   Fiscal Year Ended
                                                          ---------------------------------
                                                           1/31/98       2/1/97      2/3/96
-------------------------------------------------------------------------------------------
Minimum rentals                                           $ 18,171     $ 14,627    $ 10,852
Contingent rentals                                             690          493         560
                                                          ---------------------------------
                                                          $ 18,861     $ 15,120    $ 11,412
                                                          =================================

5. EMPLOYEE BENEFIT PLANS

401(K) PROFIT-SHARING PLAN
   The Company and its subsidiary maintain a 401(k) plan covering all employees who have completed 12 months of service and who are at least 21 years of age, and permit participants to contribute from 2% to 15% of compensation to the plan. Company matching and supplemental contributions are made at management's discretion. The expense under this plan was $238,000, $341,000 and $214,000 in fiscal 1998, 1997 and 1996, respectively.

STOCK OPTION PLAN
   The Company maintains a stock option plan reserving 1,800,000 shares of the Company's common stock for grants to executive officers, directors, and key employees. Options granted generally vest over a five-year period, expire on the sixth anniversary of the date of grant, and have exercise prices generally equal to the fair market value of the common stock on the date of grant. A summary of the status of the Company's stock option plan is as follows:


                                                                   Fiscal Year Ended
                                            -------------------------------------------------------
                                                 January 31, 1998            February 1, 1997
---------------------------------------------------------------------------------------------------
                                                            Weighted                   Weighted
                                                             Average                    Average
                                              Shares      Exercise Price   Shares    Exercise Price
---------------------------------------------------------------------------------------------------
Outstanding at beginning of year             1,164,060     $    8.32      834,730    $     9.61
Granted                                        458,250          5.80      389,200          5.81
Exercised                                           --            --       (6,600)         7.94
Forfeited                                      (51,180)         9.20      (53,270)        12.13
                                            -------------------------------------------------------

Outstanding at end of year                   1,571,130     $    7.57    1,164,060    $     8.32
                                            -------------------------------------------------------

Exercisable at end of year                     573,448     $    8.86      408,336    $     9.35
                                            -------------------------------------------------------

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



   The following table summarizes information about stock options outstanding at January 31, 1998:

                                     Options Outstanding                 Options Exercisable
                     ----------------------------------------------- -------------------------------
                                          Weighted
                         Number            Average                       Number
                     Outstanding at       Remaining      Weighted    Exercisable at     Weighted
    Range of           January 31,       Contractual      Average      January 31,       Average
 Exercise Price           1998          Life (Years)  Exercise Price      1998        Exercise Price
----------------------------------------------------------------------------------------------------
$4.63 to 16.88         1,571,430            4.1        $    7.57         573,448        $    8.86

   In October 1995, the FASB issued SFAS No. 123. Accounting for Stock-Based Compensation. SFAS No. 123 established financial accounting and reporting standards for stock-based compensation and for transactions in which an entity issues its equity instruments to acquire goods and services for nonemployees. In accordance with SFAS No. 123, the Company continues to account for and record compensation expense under APB No. 25. However, the Company adopted the disclosure only provisions of SFAS No. 123, as required. If the Company had recorded compensation expense in accordance with SFAS No. 123 under the fair value based method, the Company's net income and net income per share would have been as indicated below:


                                                                  Fiscal Year Ended
                                                          ----------------------------------
                                                           1/31/98       2/1/97      2/3/96
--------------------------------------------------------------------------------------------
Net income-as reported                                    $  6,969     $  5,792     $  7,476
Net income-pro forma                                         6,788        5,727        7,475
Net income per share-diluted, as reported                     0.40         0.33         0.43
Net income per share-diluted, pro forma                       0.39         0.33         0.43

   For the purposes of the foregoing calculation, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used in connection with this model show no expected dividend yield, a five-year expected life of the options, and an expected stock price volatility rate of .49 with risk-free interest rates ranging from 5.39% to 6.84%. Based upon these assumptions, the weighted average fair value of options granted was $2.89, $5.34 and $3.94 in fiscal 1998, 1997 and 1996, respectively.

EMPLOYEE STOCK PURCHASE PLAN
   The Company maintains an employee stock purchase plan under which 100,000 shares of the Company's common stock are reserved for purchase by employees at 85% of the fair market value of the common stock. Of the total reserved shares, 51,868 shares have been purchased as of January 31, 1998.

6. RELATED PARTY TRANSACTIONS

   Certain majority stockholders of the Company have controlling ownership interests in other entities with which the Company conducts business. Transactions between the Company and these various other entities ("related parties") are summarized in the following paragraphs and Note 4.
   The Company purchases a portion of its inventories for resale from related parties; such purchases amounted to $32,303,000, $23,120,000, and $17,919,000 in fiscal 1998, 1997, and 1996, respectively. The Company sells a portion of its inventories to related parties; such sales amounted to $10,273,000, $ 9,819,000, and $7,261,000, in fiscal 1998, 1997 and 1996, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company purchases promotional marketing material from a related party; such purchases amounted to $202,000, $47,000 and $6,000 in fiscal 1998, 1997 and 1996 respectively.
   During fiscal 1996, the Company sold one of its distribution facilities to a related party. The sales price for the facility was $1,650,000, which resulted in a gain of $221,000. Management believes the terms of this transaction were substantially equivalent to those available from unrelated parties.

7. STORE CLOSING CHARGE

   During fiscal 1996, the Company recorded a charge of $2.9 million for costs associated with the anticipated closings of 24 bookstores. The consolidated statements of income for the fifty-three week period ended February 3, 1996, reflect this store closing charge. The charge includes amounts for lease termination costs ($977,000), asset write-downs ($990,000) and other disposition costs such as warehouse processing and store closing expenses ($978,000). As of the end of fiscal 1998, all 24 anticipated closings have been completed, resulting in lease termination costs of $886,000, asset write-downs of $1,005,000 and other disposition costs of $1,021,000. The remaining balance of the store closing reserve as of January 31, 1998, was $33,000, which is reflected in accrued expenses in the accompanying consolidated balance sheet. The remaining liabilities are expected to be paid or settled within the 1999 fiscal year.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




   To Books-A-Million, Inc.: We have audited the accompanying consolidated balance sheets of Books-A-Million, Inc. (a Delaware corporation) and its subsidiary as of January 31, 1998 and February 1, 1997, and the related consolidated statements of income, stockholders' investment, and cash flows for each of the three fiscal years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Books-A-Million, Inc. and its subsidiary as of January 31, 1998 and February 1, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.



                                                ARTHUR ANDERSEN LLP


Birmingham, Alabama
March 17, 1998

                          SUMMARY OF QUARTERLY RESULTS
                                   (Unaudited)
                      (In thousands, except per share data)

                                                 Fiscal Year Ended January 31, 1998
                                       --------------------------------------------------------
                                         First       Second      Third     Fourth
                                        Quarter     Quarter     Quarter    Quarter      Total
-----------------------------------------------------------------------------------------------
Net sales                              $ 68,237   $  71,867   $ 71,613   $  113,045   $ 324,762
Gross profit                             17,541      18,686     17,480       32,713      86,420
Operating profit                          1,606       2,024        652       11,290      15,572
Net income (loss)                           369         527       (300)       6,373       6,969
Net income (loss) per share - basic (1)    0.02        0.03      (0.02)        0.37        0.40
Net income (loss) per share - diluted (1)  0.02        0.03      (0.02)        0.37        0.40



                                                    Fiscal Year Ended February 1, 1997
                                       --------------------------------------------------------
                                         First       Second      Third     Fourth
                                        Quarter     Quarter     Quarter    Quarter      Total
-----------------------------------------------------------------------------------------------
Net sales                              $ 56,589   $  60,455   $ 64,505  $    97,064   $ 278,613
Gross profit                             14,689      15,615     15,643       26,397      72,344
Operating profit                          1,988       1,482        878        7,820      12,168
Net income                                  981         508         21        4,282       5,792
Net income per share - basic (1)           0.06        0.03       0.00         0.25        0.33(2)
Net income per share - diluted (1)         0.06        0.03       0.00         0.25        0.33(2)



(1) Effective January 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share and restated EPS for all periods presented.
(2) The sum of quarterly net income per share is different from annual net income per share because of differences in rounding.

MARKET AND DIVIDEND INFORMATION
Common Stock
   The Common Stock of Books-A-Million, Inc., is traded in the Nasdaq National Market under the symbol BAMM. The chart below sets forth the high and low stock prices for each quarter of the fiscal years ended January 31, 1998 and February 1, 1997.

Quarter Ended            High          Low
-------------------------------------------------
January 31, 1998        $7 3/8       $5 3/8
November 1, 1997         7 1/4        4 33/64
August 2, 1997           5 3/8        4 1/2
May 3, 1997              5 7/8        4 1/8
February 1, 1997         7 5/8        5 1/2
November 2, 1996         8 3/8        6 5/8
August 3, 1996          12 1/4        6 1/2
May 4, 1996             11 3/8        9 3/4

   The closing price on April 14, 1998, was $5.69. No cash dividends have been declared since completion of the Company's initial public offering. As of April 14, 1998, Books-A-Million, Inc., had approximately 6,180 stockholders based on the number of individual participants represented by security position listings.