Form 10-K, Exhibit 13
period 2000-01-29
BOOKS A MILLION INC
filed 2000-04-28
CIK 891919

                                                                      EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                            Fiscal Year Ended
                                                                  ----------------------------------------------------------------
(In thousands, except per share data)                             1/29/00        1/30/99      1/31/98        2/1/97        2/3/96
----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
    Net sales                                                     $404,057      $347,877      $324,762      $278,613      $229,801
    Cost of products sold                                          296,316       256,793       238,342       206,269       164,124
                                                                  ----------------------------------------------------------------
    Gross profit                                                   107,741        91,084        86,420        72,344        65,677
    Operating, selling and administrative expenses                  80,117        66,394        59,260        50,636        43,559
    Depreciation and amortization                                   13,830        12,974        11,588         9,540         6,833
    Store closing charge                                                                                                     2,945
    Operating profit                                               ---------------------------------------------------------------
                                                                    13,794        11,716        15,572        12,168        12,340
    Interest expense, net                                            4,211         4,435         4,331         2,826           474
    Income before income taxes                                    ----------------------------------------------------------------
                                                                     9,583         7,281        11,241         9,342        11,866
    Provision for income taxes                                       3,641         2,767         4,272         3,550         4,390
                                                                  ----------------------------------------------------------------
    Net income                                                    $  5,942      $  4,514      $  6,969      $  5,792      $  7,476
                                                                  ================================================================
Weighted average number of shares outstanding - basic               17,981        17,497        17,425        17,405        17,371
Net income per share - basic                                      $   0.33      $   0.26      $   0.40      $   0.33      $   0.43
                                                                  ================================================================
Weighted average number of shares outstanding - diluted             18,250        17,554        17,428        17,580        17,641
Net income per share - diluted                                    $   0.33      $   0.26      $   0.40      $   0.33      $   0.42
                                                                  ================================================================

                                                                                                    As of
                                                                  ----------------------------------------------------------------
                                                                  1/29/00        1/30/99       1/31/98       2/1/97       2/3/96
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
    Working capital                                               $ 93,872      $ 84,022      $ 82,771      $ 70,629      $ 54,693
    Property and equipment, net                                     64,232        67,377        65,814        63,147        49,253
    Total assets                                                   286,785       271,551       245,816       233,539       190,933
    Long-term debt                                                  35,936        36,944        45,240        37,645        14,087
    Stockholders' investment                                       121,405       115,022       103,485        96,420        90,455

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995 This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the book retail industry in general and in the Company's specific market area; inflation; economic conditions in general and in the Company's specific market areas; the number of store openings and closings; the profitability of certain product lines; capital expenditures and future liquidity; liability and other claims asserted against the Company; uncertainties related to the Internet and the Company's Internet initiative; and other factors referenced herein. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Given these uncertainties, stockholders and prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any of the forward-looking statements contained herein to reflect future events or developments.

          Management's Discussion & Analysis of Financial Condition & Results of
                                                                      Operations

GENERAL

The Company was founded in 1917 and currently operates 180 retail bookstores, including 135 superstores, concentrated in the southeastern United States.

The Company's growth strategy is focused on opening superstores in new and existing market areas, particularly in the Southeast. In addition to opening new stores, management intends to continue its practice of reviewing the profitability trends and prospects of existing stores and closing or relocating underperforming stores or converting stores to different formats.

RESULTS OF OPERATIONS

The following table sets forth statement of operations data expressed as a percentage of net sales for the periods presented.

                                                                      Fiscal Year Ended
                                                              --------------------------------
                                                              1/29/00     1/30/99      1/31/98
----------------------------------------------------------------------------------------------
Net sales                                                      100.0%      100.0%      100.0%
Gross profit                                                    26.6%       26.2%       26.6%
    Operating, selling and administrative expenses              19.8%       19.1%       18.2%
    Depreciation and amortization                                3.4%        3.7%        3.6%
Operating profit                                                 3.4%        3.4%        4.8%
    Interest expense, net                                        1.0%        1.3%        1.3%
Income before income taxes                                       2.4%        2.1%        3.5%
    Provision for income taxes                                   0.9%        0.8%        1.3%
Net income                                                       1.5%        1.3%        2.2%

FISCAL 2000 COMPARED TO FISCAL 1999

Net sales increased $56.2 million, or 16.1%, to $404.1 million in fiscal 2000 from $347.9 million in fiscal 1999. Comparable store sales increased 8.2% for fiscal year 2000. The increase in net sales resulted from net sales generated by 12 new stores opened during fiscal 2000, and 11 new stores opened in the second half of fiscal 1999. In addition, the Company closed five underperforming stores in fiscal 2000.

The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company's marketing programs, pricing strategies, store operations and competition.

Gross profit increased $16.6 million, or 18.3%, to $107.7 million in fiscal 2000 from $91.1 million in fiscal 1999. Gross profit as a percentage of net sales increased to 26.6% in fiscal 2000 from 26.2% in fiscal 1999, primarily due to decreased occupancy costs and lower warehouse distribution costs as a percentage of net sales.

Operating, selling and administrative expenses increased $13.7 million, or 20.7%, to $80.1 million in fiscal 2000, from $66.4 million in fiscal 1999. Operating, selling and administrative expenses as a percentage of net sales increased to 19.8% in fiscal 2000 from 19.1% in fiscal 1999, primarily due to costs incurred related to the development of new business opportunities.

Depreciation and amortization increased $0.8 million, or 6.6%, to $13.8 million in fiscal 2000 from $13.0 million in fiscal 1999. Depreciation and amortization as a percentage of net sales decreased to 3.4% in fiscal 2000 from 3.7% in fiscal 1999, primarily the result of lower capital expenditures due to fewer stores opened in fiscal 2000 than in the previous year.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS

Net interest expense was relatively constant with last year at $4.2 million in fiscal 2000 versus net interest expense of $4.4 million in fiscal 1999.

FISCAL 1999 COMPARED TO FISCAL 1998

Net sales increased $23.1 million, or 7.1%, to $347.9 million in fiscal 1999 from $324.8 million in fiscal 1998. Comparable store sales decreased 2.8% for fiscal 1999. The increase in net sales resulted from net sales generated by 16 new stores opened during fiscal 1999, and 16 new stores opened in the second half of fiscal 1998. In addition, the Company closed eight underperforming stores in fiscal 1999.

The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company's marketing programs, pricing strategies, store operations and competition.

Gross profit increased $4.7 million, or 5.4%, to $91.1 million in fiscal 1999 from $86.4 million in fiscal 1998. Gross profit as a percentage of net sales decreased to 26.2% in fiscal 1999 from 26.6% in fiscal 1998, primarily due to increased occupancy costs and higher warehouse distribution costs as a percentage of net sales.

Operating, selling and administrative expenses increased $7.1 million, or 12.0%, to $66.4 million in fiscal 1999, from $59.3 million in fiscal 1998. Operating, selling and administrative expenses as a percentage of net sales increased to 19.1% in fiscal 1999 from 18.2% in fiscal 1998, primarily due to higher store selling expenses.

Depreciation and amortization increased $1.4 million, or 12.0%, to $13.0 million in fiscal 1999 from $11.6 million in fiscal 1998. Depreciation and amortization as a percentage of net sales increased to 3.7% in fiscal 1999 from 3.6% in fiscal 1998, primarily as a result of the capital expenditures for new stores opened during fiscal 1999 and the second half of fiscal 1998.

Net interest expense was relatively constant with last year at $4.4 million in fiscal 1999 versus net interest expense of $4.3 million in fiscal 1998.

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

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company has a revolving credit facility that allows borrowings up to $90.0 million, for which no principal repayments are due until the facility expires on June 18, 2003, and an unsecured working capital line of credit for $10.0 million, which is subject to annual renewal. As of January 29, 2000, $27.5 million was outstanding under these facilities combined. Additionally, as of January 29, 2000, the Company has outstanding borrowings associated with the issuance of an industrial revenue bond totaling $7.5 million.

The Company's capital expenditures totaled $13.5 million in fiscal 2000. These expenditures were primarily used to open new stores, perform renovations and make improvements to existing stores, and investments in management information systems. Management estimates that capital expenditures for fiscal 2001 will be approximately $19.3 million and that such amounts will be used primarily for new stores, renovation and improvements to existing stores, expansion of existing warehouse facilities, and investments in management information systems. Management believes that existing cash balances and net cash from operating activities, together with borrowings under the Company's credit facilities, will be adequate to finance the Company's planned capital expenditures and to meet the Company's working capital requirements for fiscal 2001.

RELATED PARTY ACTIVITIES

As discussed in Note 6 of Notes to Consolidated Financial Statements, the Company conducts business with other entities in which certain officers, directors and principal stockholders of the Company have controlling ownership interests. The most significant related party transactions include inventory purchases from, and sales to, related parties. Related party inventory purchases decreased in fiscal 2000 due to lower related party magazine purchases. Related party sales transactions also decreased in fiscal 2000 due to lower related party bargain book sales. Management believes the terms of these related party transactions are substantially equivalent to those available from unrelated parties and, therefore, have no significant impact on gross profit.

FINANCIAL POSITION

During fiscal 2000, the Company opened 12 new superstores. The store openings resulted in increased inventory and property and equipment balances at January 29, 2000, as compared to January 30, 1999.

YEAR 2000 COMPLIANCE

    During fiscal 2000, the Company evaluated, remediated and tested its systems in order to become Year 2000 compliant. The total costs incurred in fiscal 2000, to meet this objective, totaled $496,000. To date, the Company is unaware of any Year 2000 compliance issues for the Company, its key suppliers and its key business services partners.

CONSOLIDATED BALANCE SHEETS

                                                                                                                    As of
                                                                                                           -----------------------
(Dollars in thousands)                                                                                       1/29/00       1/30/99
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
    Cash and temporary cash investments                                                                    $   4,920     $   4,322
    Accounts receivable, net of allowance for doubtful accounts of $1,489 and $939, respectively               8,781        12,282
    Related party receivables                                                                                  4,161         3,998
    Inventories                                                                                              194,624       175,211
    Prepayments and other                                                                                      3,339         2,938
    Deferred income taxes                                                                                      5,084         3,715
                                                                                                           -----------------------
        Total Current Assets                                                                                 220,909       202,466
                                                                                                           -----------------------
PROPERTY AND EQUIPMENT:
    Land                                                                                                         628           628
    Buildings                                                                                                  5,442         7,142
    Equipment                                                                                                 40,646        33,087
    Furniture and fixtures                                                                                    35,904        34,416
    Leasehold improvements                                                                                    42,235        41,434
    Construction in process                                                                                      599           299
                                                                                                           -----------------------
                                                                                                             125,454       117,006
    Less accumulated depreciation and amortization                                                            61,222        49,629
                                                                                                           -----------------------
        Net Property and Equipment                                                                            64,232        67,377
                                                                                                           -----------------------
OTHER ASSETS:
    Goodwill, net                                                                                              1,453         1,495
    Other                                                                                                        191           213
                                                                                                           -----------------------
        Total Other Assets                                                                                     1,644         1,708
                                                                                                           -----------------------
        TOTAL ASSETS                                                                                       $ 286,785     $ 271,551
                                                                                                           =======================
LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
    Accounts payable:
        Trade                                                                                              $  94,090     $  92,176
        Related party                                                                                          9,415         9,014
    Accrued income taxes                                                                                       2,092           476
    Accrued expenses                                                                                          20,970        16,778
    Current portion of long-term debt                                                                            470             0
                                                                                                           -----------------------
        TOTAL CURRENT LIABILITIES                                                                            127,037       118,444
                                                                                                           -----------------------
LONG-TERM DEBT                                                                                                35,936        36,944
                                                                                                           -----------------------
DEFERRED INCOME TAXES                                                                                          2,407         1,141
                                                                                                           -----------------------
COMMITMENTS AND CONTINGENCIES                                                                                     --            --
                                                                                                           -----------------------
STOCKHOLDERS' INVESTMENT:
    Preferred stock, $.01 par value; 1,000,000 shares authorized, no shares outstanding
    Common stock, $.01 par value; 30,000,000 shares authorized, 18,080,646 and 18,016,525 shares issued           --            --
        and outstanding at January 29, 2000 and January 30, 1999, respectively                                   181           180
    Additional paid-in capital                                                                                70,564        70,124
    Treasury stock at cost (81,600 shares at January 29, 2000 and January 30, 1999)                             (252)         (252)
    Retained earnings                                                                                         50,912        44,970
                                                                                                           -----------------------
        TOTAL STOCKHOLDERS' INVESTMENT                                                                       121,405       115,022
                                                                                                           -----------------------
        TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT                                                     $ 286,785     $ 271,551
                                                                                                           =======================

The accompanying notes are an integral part of these consolidated balance sheets.

                                          CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                                       Fiscal Year Ended
                                                                                         ----------------------------------------
(In thousands, except per share data)                                                      1/29/00         1/30/99       1/31/98
---------------------------------------------------------------------------------------------------------------------------------

Net sales                                                                                $  404,057     $  347,877     $  324,762
Cost of products sold, including warehouse distribution and store occupancy costs(1)        296,316        256,793        238,342
                                                                                         ----------------------------------------
    GROSS PROFIT                                                                            107,741         91,084         86,420

Operating, selling and administrative expenses                                               80,117         66,394         59,260
Depreciation and amortization                                                                13,830         12,974         11,588
                                                                                         ----------------------------------------
    OPERATING PROFIT                                                                         13,794         11,716         15,572

Interest expense, net                                                                         4,211          4,435          4,331
                                                                                         ----------------------------------------
    INCOME BEFORE INCOME TAXES                                                                9,583          7,281         11,241

Provision for income taxes                                                                    3,641          2,767          4,272
                                                                                         ----------------------------------------
    NET INCOME                                                                           $    5,942     $    4,514     $    6,969
                                                                                         ========================================

Weighted average number of shares outstanding - basic                                        17,981         17,497         17,425
                                                                                         ----------------------------------------
NET INCOME PER SHARE - BASIC                                                             $     0.33     $     0.26     $     0.40
                                                                                         ========================================
Weighted average number of shares outstanding - diluted                                      18,250         17,554         17,428
                                                                                         ----------------------------------------
NET INCOME PER SHARE - DILUTED                                                           $     0.33     $     0.26     $     0.40
                                                                                         ========================================

(1) Inventory purchases from related parties were $34,548, $36,836 and $32,303, respectively, for the periods presented above.

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT



                                                                              Common Stock    Additional  Treasury Stock
                                                                            ----------------   Paid-In    ---------------  Retained
(In thousands)                                                               Shares   Amount   Capital    Shares   Amount  Earnings
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 1, 1997                                                     17,409  $  174  $   62,829    --    $   --  $ 33,417
   Net income                                                                     --      --          --    --        --     6,969
   Issuance of stock for employee stock purchase plan                             19      --          96    --        --        --
                                                                            ------------------------------------------------------

BALANCE, JANUARY 31, 1998                                                     17,428     174      62,925    --        --    40,386
   Net income                                                                     --      --          --    --        --     4,514
   Issuance of stock for employee stock purchase plan                             16      --          78    --        --        --
   Purchase of treasury stock                                                     --      --          --    82      (252        --
   Exercise of stock options                                                     461       5       4,132    --        --        --
   Tax benefit from exercise of stock options                                     --      --       2,333    --        --        --
   Issuance of stock for acquisition accounted for as pooling of interests       112       1           2    --        --        70
   Contributions from certain stockholders                                        --      --       1,054    --        --        --
   Tax provision for contributions from certain stockholders                      --      --        (400)   --        --        --
                                                                            ------------------------------------------------------

BALANCE, JANUARY 30, 1999                                                    18,017     180      70,124    82      (252    44,970
   Net income                                                                    --      --          --    --        --     5,942
   Issuance of stock for employee stock purchase plan                            16      --          77    --        --        --
   Exercise of stock options                                                     48       1         306    --        --        --
   Tax benefit from exercise of stock options                                    --      --          57    --        --        --
                                                                            ------------------------------------------------------

BALANCE, JANUARY 29, 2000                                                     18,081  $  181  $   70,564    82    $ (252  $ 50,912
                                                                            ======================================================

 The accompanying notes are an integral part of these consolidated statements.

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                      Fiscal Year Ended
                                                                                         ------------------------------------------
(Dollars in thousands)                                                                     1/29/00         1/30/99        1/31/98
-----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                            $    5,942     $    4,514     $    6,969
   Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization                                                       13,830         12,974         11,588
         (Gain) loss on sale of property                                                      1,156           (472)            44
         Deferred income tax provision, net                                                    (103)          (912)           (97)
         (Increase) decrease in assets:
         Accounts receivable, net                                                             3,501           (550)         1,466
         Related party receivables                                                             (163)         3,561         (1,705)
         Inventories                                                                        (19,413)       (23,899)        (9,882)
         Prepayments and other                                                                 (444)        (2,223)          (214)
   Increase (decrease) in liabilities:
         Accounts payable                                                                     2,315         22,258         (2,465)
         Accrued income taxes                                                                 1,673           (321)           769
         Accrued expenses                                                                     4,178          2,817           (718)
                                                                                         ------------------------------------------
                  Total adjustments                                                           6,530         13,233         (1,214)
                                                                                         ------------------------------------------
                  Net cash provided by operating activities                                  12,472         17,747          5,755
                                                                                         ------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of property and equipment                                               1,742          1,627            42
   Capital expenditures                                                                     (13,462)       (15,682)       (14,355)
                                                                                         ------------------------------------------
                  Net cash used in investing activities                                     (11,720)       (14,055)       (14,313)
                                                                                         ------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from exercise of stock options and purchase of shares
     under employee stock purchase plan                                                         384          4,215             96
   Contributions from certain stockholders                                                       --          1,054             --
   Purchase of treasury stock                                                                    --           (252)            --
   Issuance of notes payable                                                                  1,409             --             --
   Borrowings under credit facilities                                                       169,103        153,475        152,296
   Repayments under credit facilities                                                      (171,050)      (161,771)      (144,701)
                                                                                         ------------------------------------------
                  Net cash provided by (used in) financing activities                          (154)        (3,279)         7,691
                                                                                         ------------------------------------------
NET INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS                                  598            413           (867)
CASH AND TEMPORARY CASH INVESTMENTS AT BEGINNING OF YEAR                                      4,322          3,909          4,776
                                                                                         ------------------------------------------
CASH AND TEMPORARY CASH INVESTMENTS AT END OF YEAR                                       $    4,920     $    4,322     $    3,909
                                                                                         ========================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
         Interest                                                                        $    4,318     $    4,625     $    4,276
         Income taxes, net of refunds                                                    $    1,882     $    4,026     $    4,023
                                                                                         ========================================

 The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Books-A-Million, Inc., and its subsidiaries (the "Company") are principally engaged in the sale of books, magazines and related items through a chain of retail bookstores. The Company presently operates 180 bookstores in 17 states, which are predominantly located in the southeastern United States. The Company also serves as a wholesale book distributor for certain other retailers and wholesalers and operates an internet business. The Company presently consists of Books-A-Million, Inc., and its wholly owned subsidiaries, American Wholesale Book Company, Inc. ("American Wholesale"), American Internet Services, Inc. and NetCentral, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The Company operates on a 52-53 week year, with the fiscal year ending on the Saturday closest to January 31. Fiscal years 2000, 1999 and 1998 were 52-week periods.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

Inventories are valued at the lower of cost or market, using the retail method, with cost determined on a first-in, first-out ("FIFO") basis and market based on the lower of replacement cost or estimated realizable value. The Company includes certain distribution and other expenses in its inventory costs.

Property and Equipment

Property and equipment are recorded at cost. Depreciation on equipment and furniture and fixtures is provided on the straight-line method over the estimated service lives, which range from three to seven years. Depreciation of leasehold improvements is provided on the straight-line basis over the periods of the applicable leases.

Maintenance and repairs are charged to expense as incurred. Costs of renewals and betterments are capitalized by charges to property accounts and depreciated using applicable annual rates. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

Goodwill

The Company amortizes goodwill on a straight-line basis over 40 years. As of January 29, 2000 and January 30, 1999, accumulated amortization of goodwill was $252,000 and $210,000, respectively. The Company continually evaluates whether events or

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related operating profits over the remaining life of the goodwill in measuring recoverability.

Store Opening Costs

Non-capital expenditures incurred in preparation for opening new retail stores are expensed as incurred.

Insurance Accruals

The Company is subject to large deductibles under its workers' compensation policy. Insurance coverage is maintained for cumulative losses in amounts management considers adequate. Amounts are accrued currently for the estimated cost of claims incurred, both reported and unreported.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Statements of Cash Flows

For purposes of the consolidated statements of cash flows, the Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Earnings Per Share

Basic net income per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised, converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS has been computed based on the average number of shares outstanding including the effect of outstanding stock options, if dilutive, in each respective year. A reconciliation of the weighted average shares for basic and diluted EPS is as follows:

                                                         Fiscal Year Ended
                                                     -------------------------
(In thousands)                                       1/29/00  1/30/99  1/31/98
------------------------------------------------------------------------------
Weighted average shares outstanding:

    Basic                                             17,981   17,497   17,425

    Dilutive effect of stock options outstanding         269       57        3
                                                      ------------------------
    Diluted                                           18,250   17,554   17,428
                                                      ========================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Options outstanding of 464,000, 619,000 and 1,557,000 for the years ended January 29, 2000, January 30, 1999 and January 31, 1998, respectively, were not included in the table above as they were anti-dilutive.

Disclosure of Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosure About Fair Value of Financial Instruments, requires all businesses to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. Based upon their remaining term to maturity and the current interest environment, the estimated fair values of the Company's financial instruments recognized on the balance sheet at January 29, 2000 and January 30, 1999 approximate their carrying values at those dates. The Company maintains an interest rate swap agreement which fixes the interest rate for a portion of its variable rate debt. If this swap agreement had been terminated as of January 29, 2000 the Company would have recognized a $1,100,000 benefit.

Legal

The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position or results of operations of the Company.

New Accounting Standards

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This statement requires capitalization of certain costs of internal-use software. This statement was adopted in fiscal 2000 and did not have a significant impact on the Company's financial statements.

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, which amends FASB Statement No. 133 to be effective for all fiscal years beginning after June 15, 2000 (January 1, 2001 for companies with calendar-year fiscal years). This statement is not expected to have a material effect on the Company's consolidated financial statements.

The AICPA has issued SOP 98-5, Reporting on the Costs of Start-up Activities. This statement provides guidance on the financial reporting of start-up costs and organization costs, and requires these costs to be expensed as incurred. The new rules were adopted in fiscal 2000 and did not have a significant impact on the Company's financial statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Business Combination

The acquisition of NetCentral, Inc. was accounted for as a pooling of interests; however, the Company's previously reported consolidated results have not been restated to include the effect of the acquisition prior to the acquisition date of January 5, 1999, since the effect is not material.

Contributions from Certain Stockholders

In fiscal 1999, contributions of short-swing profits from certain stockholders were received by the Company totaling $1,054,000 with a related tax provision of $400,000 charged to paid-in capital.

Prior Year Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.


2. INCOME TAXES

A summary of the components of the income tax provision is as follows (dollars in thousands):

                                            Fiscal Year Ended
                                  -----------------------------------
                                  1/29/00      1/30/99        1/31/98
---------------------------------------------------------------------
Current:
         Federal                   $3,448       $3,337        $3,831
         State                        296          342           538
                                   ---------------------------------
                                    3,744        3,679         4,369
                                   ---------------------------------
Deferred taxes arising from:
         Depreciation               1,270         (321)           61
         Accruals                    (522)        (443)            4
         Inventory                   (113)          25          (181)
         Other                       (738)        (173)           19
                                   ---------------------------------
                                     (103)        (912)          (97)
                                   ---------------------------------
Provision for income taxes         $3,641       $2,767        $4,272
                                   =================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

                                                   Fiscal Year Ended
                                         ---------------------------------
                                         1/29/00      1/30/99      1/31/98
--------------------------------------------------------------------------
Federal statutory income tax rate          34.0%        34.0%        34.0%

State income tax provision                  2.8%         3.1%         3.2%

Other                                       1.2%         0.9%         0.8%
                                           -------------------------------
Effective income tax rate                  38.0%        38.0%        38.0%
                                           ===============================

Temporary differences which created deferred tax assets and liabilities at January 29, 2000 and January 30, 1999, are detailed below (dollars in thousands):

                                          As of 1/29/00                As of 1/30/99
                                     -----------------------------------------------------
                                     Current      Noncurrent       Current      Noncurrent
------------------------------------------------------------------------------------------
Depreciation                          $   --        $(2,275)        $   --        $(1,005)
Accruals                               3,136             --          2,614             --
Inventory                                878             --            765             --
Other                                  1,070           (132)           336           (136)
                                      ---------------------------------------------------
Deferred tax asset (liability)        $5,084        $(2,407)        $3,715        $(1,141)
                                      ===================================================

No valuation allowance is deemed necessary by management, as the realization of recorded deferred tax assets is considered more likely than not.

3. DEBT AND LINES OF CREDIT

The Company has a revolving credit facility that allows borrowings up to $90 million for which no principal repayments are due until the facility expires on June 18, 2003, and an unsecured working capital line of credit for $10 million, which is subject to annual renewal. Both credit facilities have certain financial and non-financial covenants with which the Company is in compliance. As of January 29, 2000 and January 30, 1999, $27.5 million and $29.4 million, respectively, were outstanding under these credit facilities. The maximum and average outstanding balances during fiscal 2000 were $74.6 million and $61.6 million, respectively. The outstanding borrowings as of January 29, 2000, had interest rates ranging from 6.31% to 6.82%.

The Company is subject to interest rate fluctuations involving its credit facilities. However, the Company uses both fixed and variable debt to manage this exposure. On February 9, 1998, the company entered into an interest rate swap agreement with a five year term which carries a notional principal amount of $ 30.0 million. The swap effectively fixes the interest rate on $ 30.0 million of variable rate debt at 6.78%. The swap agreement expires on February 9, 2003. The counter party to the interest rate swap is one of the Company's primary banks. The Company believes the credit and liquidity risk of the counter party failing to meet its obligation is remote as the Company settles its interest position with the bank on a quarterly basis.

During fiscal 1996 and fiscal 1995, the Company financed the acquisition and construction of certain warehouse and distribution facilities through loans, obtained from the proceeds of an industrial development revenue bond (the "Bond"), which are secured by a mortgage interest in

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


these facilities. As of January 29, 2000 and January 30, 1999, there were $7.5 million of borrowings outstanding under these arrangements, at variable rates. The Bond has a maturity date of December 1, 2019, with a purchase provision obligating the Company to repurchase the Bond on May 11, 2004, unless extended by the bondholder. Such an extension may be renewed annually by the bondholder, at the Company's request, to a date no more than five years from the renewal date.

4. LEASES

The Company leases the premises for its retail bookstores under operating leases, which expire in various years through the year 2012. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance, and insurance). In addition to fixed minimum rentals, some of the Company's leases require contingent rentals based on a percentage of sales, which the Company records throughout the year based upon best available information.

The Company also leases certain office, warehouse and retail store space from related parties. Rental expense under these leases was approximately $674,000, $624,000 and $411,000 in fiscal 2000, 1999 and 1998, respectively. Total minimum future rental payments under these leases are $689,000.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of January 29, 2000, are as follows (in thousands):

Fiscal Year
-----------------------------------
2001                       $ 23,278
2002                         21,366
2003                         19,502
2004                         16,559
2005                         16,853
Subsequent years             46,732
                           --------
Total                      $144,290
                           ========

         Rental expense for all operating leases consisted of the following (in thousands):

                                    Fiscal Year Ended
                          -------------------------------------
                          1/29/00        1/30/99        1/31/98
---------------------------------------------------------------
Minimum rentals           $23,458        $21,151        $18,171

Contingent rentals            596            425            690
                          -------------------------------------
Total                     $24,054        $21,576        $18,861
                          =====================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5. EMPLOYEE BENEFIT PLANS

401(k) Profit-Sharing Plan

The Company and its subsidiaries maintain a 401(k) plan covering all employees who have completed 12 months of service and who are at least 21 years of age, and permit participants to contribute from 2% to 15% of compensation to the plan. Company matching and supplemental contributions are made at management's discretion. The expense under this plan was $554,000, $333,000 and $238,000 in fiscal 2000, 1999 and 1998, respectively.

Stock Option Plan

The Company maintains a stock option plan reserving 3,300,000 shares of the Company's common stock for grants to executive officers, directors, and key employees. Options granted generally vest over a five-year period, expire on the sixth anniversary of the grant date, and have exercise prices generally equal to the fair market value of the common stock on the date of grant. A summary of the status of the Company's stock option plan is as follows:

                                                                        Fiscal Year Ended
                                 ----------------------------------------------------------------------------------------------
                                               January 29, 2000                January 30, 1999                January 31, 1998
                                                       Weighted                        Weighted                        Weighted
                                                        Average                         Average                         Average
                                                       Exercise                        Exercise                        Exercise
                                   Shares                 Price     Shares                Price       Shares              Price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at

    beginning of year             1,335,400            $   8.25   1,571,130           $    7.57    1,164,060           $   8.32

Granted                             636,550                8.21     431,850               10.83      458,250               5.80

Exercised                           (49,160)               6.31    (460,550)               8.98           --                 --

Forfeited                          (355,940)               8.44    (207,030)               7.25      (51,180)              9.20
                                  ---------------------------------------------------------------------------------------------

Outstanding at end of year        1,566,850            $   8.20   1,335,400           $    8.25    1,571,130           $   7.57
                                  ---------------------------------------------------------------------------------------------

Exercisable at end of year          363,400            $   8.62     315,280           $    8.58      573,448           $   8.86
                                  ---------------------------------------------------------------------------------------------

Weighted average fair value
    of options granted                                 $   7.33                       $    9.30                        $   2.89
                                  =============================================================================================

During fiscal years 2000, 1999 and 1998, the Company recognized tax benefits related to the exercise of stock options in the amount of $57,000, $2,333,000 and $0, respectively. The tax benefits were credited to paid-in capital in the respective years.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table summarizes information about stock options outstanding at January 29, 2000:

                        Options Outstanding                  Options Exercisable
                   ---------------------------  ----------------------------------------------
                                     Weighted
                       Number        Average                         Number
                   Outstanding at   Remaining       Weighted     Exercisable at       Weighted
   Range of          January 29,   Contractual      Average       January 29,         Average
Exercise Price         2000        Life (Years)  Exercise Price       2000         Exercise Price
--------------------------------------------------------------------------------------------------
$  4.44 - $ 10.00    1,202,500        4.49          $  7.17          228,650         $    6.19
$ 10.00 - $ 16.88      364,350        3.99          $ 11.73          134,750         $   12.75

In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 established financial accounting and reporting standards for stock-based compensation and for transactions in which an entity issues its equity instruments to acquire goods and services for non-employees. In accordance with SFAS No. 123, the Company continues to account for and record compensation expense under APB No. 25. However, the Company adopted the disclosure only provisions of SFAS No. 123, as required. If the Company had recorded compensation expense in accordance with SFAS No. 123 under the fair value based method, the Company's net income and net income per share would have been as indicated below:


                                                          Fiscal Year Ended
                                                 -----------------------------------

(In thousands except per share data)              1/29/00        1/30/99     1/31/98
-------------------------------------------------------------------------------------
Net income-as reported                           $  5,942       $  4,514     $ 6,969
Net income-pro forma                                5,307          4,257       6,788
Net income per share-diluted, as reported            0.33           0.26        0.40
Net income per share-diluted, pro forma              0.29           0.24        0.39

For the purposes of the foregoing calculation, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used in connection with this model show no expected dividend yield, a five-year expected life of the options, and an expected stock price volatility rate of 1.37 with risk-free interest rates ranging from 5.10% to 6.65%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan under which 200,000 shares of the Company's common stock are reserved for purchase by employees at 85% of the fair market value of the common stock. The reserve was increased to 200,000 shares at the fiscal 1999 annual meeting of the stockholders from 100,000 shares. Of the total reserved shares, 79,059 shares have been purchased as of January 29, 2000.

6. RELATED PARTY TRANSACTIONS

Certain stockholders of the Company have controlling ownership interests in other entities with which the Company conducts business. Transactions between the Company and these various other entities ("related parties") are summarized in the following paragraphs and Note 4.

The Company purchases a portion of its inventories for resale from related parties; such purchases amounted to $34,548,000, $36,836,000 and $32,303,000 in fiscal 2000, 1999 and 1998, respectively. The Company sells a portion of its inventories to related parties; such sales amounted to $2,841,000, $5,301,000 and $10,273,000 in fiscal 2000, 1999 and 1998, respectively. The Company also purchases logistics services from a related party that amounted to $445,000, $128,000 and $0 in fiscal 2000, 1999 and 1998, respectively.

                                        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Books-A-Million, Inc.:

         We have audited the accompanying consolidated balance sheets of Books-A-Million, Inc. (a Delaware corporation), and its subsidiaries as of January 29, 2000, and January 30, 1999, and the related consolidated statements of operations, stockholders' investment, and cash flows for each of the three fiscal years in the period ended January 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Books-A-Million, Inc. and its subsidiaries as of January 29, 2000, and January 30, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 29, 2000, in conformity with accounting principles generally accepted in the United States.


                                                         ARTHUR ANDERSEN LLP

Birmingham, Alabama

March 14, 2000

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)


                                               Fiscal Year Ended January 29, 2000
                                           ------------------------------------------
                                             First      Second     Third       Fourth
(In thousands, except per share data)       Quarter     Quarter    Quarter     Quarter       Total
---------------------------------------------------------------------------------------------------

Net sales                                  $  85,127   $ 89,878   $ 91,162   $  137,890   $ 404,057
Gross profit                                  22,357     23,364     22,081       39,939     107,741
Operating profit                               1,517      1,196       (319)      11,400      13,794
Net income (loss)                                310         19       (924)       6,537       5,942
Net income (loss) per share - basic             0.02       0.00      (0.05)        0.36        0.33
Net income (loss) per share - diluted           0.02       0.00      (0.05)        0.36        0.33


                                             Fiscal Year Ended January 30, 1999
                                           ------------------------------------------
                                             First      Second     Third       Fourth
(In thousands, except per share data)       Quarter     Quarter    Quarter     Quarter       Total
---------------------------------------------------------------------------------------------------

Net sales                                  $  74,469   $ 77,955   $ 78,962   $  116,491   $ 347,877
Gross profit                                  18,995     19,413     18,720       33,956      91,084
Operating profit                               1,135        351     (1,026)      11,256      11,716
Net income (loss)                                 10       (514)    (1,459)       6,477       4,514
Net income (loss) per share - basic             0.00      (0.03)     (0.08)        0.37        0.26
Net income (loss) per share - diluted(1)        0.00      (0.03)     (0.08)        0.36        0.26


(1) The sum of quarterly per share amounts are different from the annual per share amounts because of differences in the weighted average number of common and common equivalent shares used in the quarterly and annual computations.

CORPORATE DATA


                        MARKET AND DIVIDEND INFORMATION

Common Stock

         The Common Stock of Books-A-Million, Inc., is traded in the Nasdaq National Market under the symbol BAMM. The chart below sets forth the high and low stock prices for each quarter of the fiscal years ending January 29, 2000, and January 30, 1999.

Quarter Ended             High             Low
-------------------------------------------------
January, 2000           $  12            $ 7  5/8
October, 1999              12 3/16         7  1/2
July, 1999                 16 5/8          7
April, 1999                17              8

January, 1999              47              2 11/16
October, 1998               5              2  1/4
July, 1998                  7 1/2          4  1/8
April, 1998                 6 5/8          5  1/32

         The closing price on April 17, 2000, was $4.50. No cash dividends have been declared since completion of the Company's initial public offering. As of April 17, 2000, Books-A-Million, Inc., had approximately 19,200 stockholders based on the number of individual participants represented by security position listings.


24