Form 10-K/A, Exhibit 13
period 2001-02-03
BOOKS A MILLION INC
filed 2001-05-18
CIK 891919

                                                                      EXHIBIT 13

[BOOKS-A-MILLION LOGO]

PORTIONS OF THE ANNUAL REPORT TO STOCKHOLDERS


Selected Consolidated
Financial Data
(For fiscal years 1997-2001)


                                                                  Fiscal Year Ended
(In thousands, except per share amounts)      2/3/01      1/29/00      1/30/99      1/31/98       2/1/97
---------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
  Net sales                                  $418,606     $404,057     $347,877     $324,762     $278,613
  Cost of products sold                       309,397      296,316      256,793      238,342      206,269
                                             ------------------------------------------------------------
  Gross profit                                109,209      107,741       91,084       86,420       72,344
  Operating, selling and
    administrative expenses                    84,667       80,117       66,394       59,260       50,636
  Depreciation and amortization                14,793       13,830       12,974       11,588        9,540
                                             ------------------------------------------------------------
  Operating profit                              9,749       13,794       11,716       15,572       12,168
  Interest expense, net                         4,804        4,211        4,435        4,331        2,826
                                             ------------------------------------------------------------
  Income before income taxes                    4,945        9,583        7,281       11,241        9,342
  Provision for income taxes                    1,879        3,641        2,767        4,272        3,550
                                             ------------------------------------------------------------
  Net income                                 $  3,066     $  5,942     $  4,514     $  6,969     $  5,792
                                             ============================================================
Weighted average number of
  shares outstanding - basic                   17,955       17,981       17,497       17,425       17,405
                                             ============================================================
Net income per share - basic                 $   0.17     $   0.33     $   0.26     $   0.40     $   0.33
                                             ============================================================
Weighted average number of
  shares outstanding - diluted                 17,991       18,250       17,554       17,428       17,580
                                             ============================================================
Net income per share - diluted               $   0.17     $   0.33     $   0.26     $   0.40     $   0.33
                                             ============================================================


                                                                         As of
(In thousands)                                2/3/01      1/29/00      1/30/99      1/31/98       2/1/97
---------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
  Working capital                            $104,124     $ 93,872     $ 84,022     $ 82,771     $ 70,629
  Property and equipment, net                  60,659       64,232       67,377       65,814       63,147
  Total assets                                292,541      286,785      271,551      245,816      233,539
  Long-term debt                               41,526       35,936       36,944       45,240       37,645
  Stockholders' investment                    123,230      121,405      115,022      103,485       96,420


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the book retail industry in general and in the Company's specific market areas; inflation; economic conditions in general and in the Company's specific market areas; the number of store openings and closings; the profitability of certain product lines; capital expenditures and future liquidity; liability and other claims asserted against the Company; uncertainties related to the Internet and the Company's Internet operations; and other factors referenced herein. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Given these uncertainties, stockholders and prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any of the forward-looking statements contained herein to reflect future events or developments.

                                                          [BOOKS-A-MILLION LOGO]

                                                         Management's Discussion
                                                                    and Analysis
                                  of Financial Condition & Results of Operations


GENERAL

The Company was founded in 1917 and currently operates 201 retail bookstores, including 155 superstores, concentrated in the southeastern United States.

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

                                                                      Fiscal Year Ended
                                                             2/3/01         1/29/00         1/30/99
---------------------------------------------------------------------------------------------------
Net sales                                                    100.0%          100.0%          100.0%
Gross profit                                                  26.1%           26.6%           26.2%
  Operating, selling, and administrative expenses             20.2%           19.8%           19.1%
  Depreciation and amortization                                3.5%            3.4%            3.7%
Operating profit                                               2.4%            3.4%            3.4%
  Interest expense, net                                        1.2%            1.0%            1.3%
Income before income taxes                                     1.2%            2.4%            2.1%
  Provision for income taxes                                   0.5%            0.9%            0.8%
Net income                                                     0.7%            1.5%            1.3%

FISCAL 2001 COMPARED TO FISCAL 2000

Net sales increased $14.5 million, or 3.6%, to $418.6 million in fiscal 2001 from $404.1 million in fiscal 2000. Comparable store sales decreased 2.9% for fiscal year 2001. The increase in net sales resulted from net sales generated by twelve new stores opened during fiscal 2001, and five new stores opened in the second half of fiscal 2000. In addition, the Company closed seven underperforming stores in fiscal 2001.

The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company's marketing programs, pricing strategies, store operations and competition.

Gross profit increased $1.5 million, or 1.4%, to $109.2 million in fiscal 2001 from $107.7 million in fiscal 2000. Gross profit as a percentage of net sales decreased to 26.1% in fiscal 2001 from 26.6% in fiscal 2000, primarily due to increased occupancy costs and higher warehouse distribution costs as a percentage of net sales.

Operating, selling and administrative expenses increased $4.6 million, or 5.7%, to $84.7 million in fiscal 2001, from $80.1 million in fiscal 2000. Operating, selling and administrative expenses as a percentage of net sales increased to 20.2% in fiscal 2001 from 19.8% in fiscal 2000, primarily due to the lower comparable store sales for fiscal 2001.

[BOOKS-A-MILLION LOGO]

Management's Discussion
and Analysis
of Financial Condition & Results of Operations


Depreciation and amortization increased $1.0 million, or 7.0%, to $14.8 million in fiscal 2001 from $13.8 million in fiscal 2000. Depreciation and amortization as a percentage of net sales increased to 3.5% in fiscal 2001 from 3.4% in fiscal 2000, primarily due to increased investment in information systems technology.

Net interest expense increased $0.6 million, or 14.1%, to $4.8 million in fiscal 2001 from $4.2 million in fiscal 2000, primarily due to increased average borrowings during fiscal 2001.

FISCAL 2000 COMPARED TO FISCAL 1999

Net sales increased $56.2 million, or 16.1%, to $404.1 million in fiscal 2000 from $347.9 million in fiscal 1999. Comparable store sales increased 8.2% for fiscal year 2000. The increase in net sales resulted from net sales generated by twelve new stores opened during fiscal 2000, and eleven new stores opened in the second half of fiscal 1999. In addition, the Company closed five underperforming stores in fiscal 2000.

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

Net interest expense was relatively constant in fiscal year 2000, at $4.2 million, versus $4.4 million in fiscal year 1999.

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

                                                          [BOOKS-A-MILLION LOGO]

                                                         Management's Discussion
                                                                    and Analysis
                                  of Financial Condition & Results of Operations


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

LIQUIDITY AND CAPITAL RESOURCES

The Company has a revolving credit facility that allows borrowings up to $90.0 million, for which no principal repayments are due until the facility expires on June 18, 2003, and an unsecured working capital line of credit for $15.0 million, which is subject to annual renewal. As of February 3, 2001, $33.3 million was outstanding under these facilities combined. Additionally, as of February 3, 2001, the Company has outstanding borrowings associated with the issuance of an industrial revenue bond totaling $7.5 million.

The Company's capital expenditures totaled $12.4 million in fiscal 2001. These expenditures were primarily used to open new stores, perform renovations and make improvements to existing stores, expand existing warehouse facilities and invest in management information systems. Management estimates that capital expenditures for fiscal 2002 will be approximately $14.8 million and that such amounts will be used primarily for new stores, renovation and improvements to existing stores and investments in management information systems. Management believes that existing cash balances and net cash from operating activities, together with borrowings under the Company's credit facilities, will be adequate to finance the Company's planned capital expenditures and to meet the Company's working capital requirements for fiscal 2002.

RELATED-PARTY ACTIVITIES

As discussed in Note 6 of Notes to Consolidated Financial Statements, the Company conducts business with other entities in which certain officers, directors and principal stockholders of the Company have controlling ownership interests. The most significant related-party transactions include inventory purchases from, and sales to, related parties. Related-party inventory purchases decreased in fiscal 2001 due to lower magazine purchases. Related-party sales transactions increased in fiscal 2001 due to higher bargain book sales. Management believes the terms of these related-party transactions are substantially equivalent to those available from unrelated parties and, therefore, have no significant impact on gross profit.

FINANCIAL POSITION

During fiscal 2001, the Company opened twelve new stores. The store openings resulted in increased inventory balances at February 3, 2001, as compared to January 29, 2000. Reduced capital expenditures, as compared to fiscal 2000, and the closing of seven stores during fiscal 2001 resulted in lower net property and equipment balances at February 3, 2001, as compared to January 29, 2000.

[BOOKS-A-MILLION LOGO]

Consolidated Balance
Sheets
(As of 2/3/01 and 1/29/00)


                                                                                                          As of
(In thousands)                                                                                  2/3/01             1/29/00
----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and temporary cash investments                                                          $   5,282           $   4,920
  Accounts receivable, net of allowance for doubtful accounts of
    $787 and $1,489, respectively                                                                  8,417               8,781
  Related party receivables                                                                        2,358               4,161
  Inventories                                                                                    205,986             194,624
  Prepayments and other                                                                            4,521               3,339
  Deferred income taxes                                                                            3,791               5,084
                                                                                               -----------------------------
  Total Current Assets                                                                           230,355             220,909
                                                                                               -----------------------------

Property and Equipment:
  Land                                                                                               628                 628
  Buildings                                                                                        5,986               5,442
  Equipment                                                                                       48,252              40,646
  Furniture and fixtures                                                                          38,350              35,904
  Leasehold improvements                                                                          41,562              42,235
  Construction in process                                                                            123                 599
                                                                                               -----------------------------
                                                                                                 134,901             125,454
  Less accumulated depreciation and amortization                                                  74,242              61,222
                                                                                               -----------------------------
    Net Property and Equipment                                                                    60,659              64,232
                                                                                               -----------------------------

Other Assets:
  Goodwill, net                                                                                    1,410               1,453
  Other                                                                                              117                 191
                                                                                               -----------------------------
    Total Other Assets                                                                             1,527               1,644
                                                                                               -----------------------------
    Total Assets                                                                               $ 292,541           $ 286,785
                                                                                               =============================

LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
  Accounts payable:
    Trade                                                                                      $  95,006           $  94,090
    Related party                                                                                  7,504               9,415
  Accrued income taxes                                                                               650               2,092
  Accrued expenses                                                                                22,611              20,970
  Current portion of long-term debt                                                                  460                 470
                                                                                               -----------------------------
      TOTAL CURRENT LIABILITIES                                                                  126,231             127,037
                                                                                               -----------------------------
  LONG-TERM DEBT                                                                                  41,526              35,936
                                                                                               -----------------------------
DEFERRED INCOME TAXES                                                                              1,554               2,407
                                                                                               -----------------------------
COMMITMENTS AND CONTINGENCIES                                                                         --                  --
                                                                                               -----------------------------
STOCKHOLDERS' INVESTMENT:
  Preferred stock, $.01 par value; 1,000,000 shares authorized, no shares outstanding                 --                  --
  Common stock, $.01 par value; 30,000,000 shares authorized, 18,092,001 and 18,080,646 shares issued and outstanding at February 3, 2001
  and January 29, 2000, respectively                                                                 181                 181
Additional paid-in capital                                                                        70,634              70,564
Treasury stock at cost (597,600 shares at February 3, 2001 and
  81,600 shares at January 29, 2000)                                                              (1,563)               (252)
Retained earnings                                                                                 53,978              50,912
                                                                                               -----------------------------
  Total Stockholders' Investment                                                                 123,230             121,405
                                                                                               -----------------------------
  Total Liabilities and Stockholders' Investment                                               $ 292,541           $ 286,785
                                                                                               =============================

The accompanying notes are an integral part of these consolidated balance sheets.

                                                          [BOOKS-A-MILLION LOGO]

                                                         Consolidated Statements
                                                                   of Operations
                        (For the fiscal years ended 2/3/01, 1/29/00 and 1/30/99)


                                                                              Fiscal Year Ended
(In thousands, except per share data)                             2/3/01           1/29/00           1/30/99
-------------------------------------------------------------------------------------------------------------
                                                                 53 Weeks          52 Weeks          52 Weeks

Net sales                                                        $418,606          $404,057          $347,877
Cost of products sold, including warehouse
  distribution and store occupancy costs(1)                       309,397           296,316           256,793
                                                                 --------------------------------------------
    GROSS PROFIT                                                  109,209           107,741            91,084

Operating, selling and administrative expenses                     84,667            80,117            66,394
Depreciation and amortization                                      14,793            13,830            12,974
                                                                 --------------------------------------------
  OPERATING PROFIT                                                  9,749            13,794            11,716
                                                                 --------------------------------------------

Interest expense, net                                               4,804             4,211             4,435
                                                                 --------------------------------------------
    INCOME BEFORE INCOME TAXES                                      4,945             9,583             7,281

Provision for income taxes                                          1,879             3,641             2,767
                                                                 --------------------------------------------
    NET INCOME                                                   $  3,066          $  5,942          $  4,514
                                                                 ============================================

Weighted average number of shares outstanding - basic              17,955            17,981            17,497
                                                                 --------------------------------------------
NET INCOME PER SHARE - BASIC                                     $   0.17          $   0.33          $   0.26
                                                                 ============================================

Weighted average number of shares outstanding - diluted            17,991            18,250            17,554
                                                                 --------------------------------------------
NET INCOME PER SHARE - DILUTED                                   $   0.17          $   0.33          $   0.26
                                                                 ============================================

(1) Inventory purchases from related parties were $34,128, $34,548 and $36,836, respectively, for the periods presented above.

The accompanying notes are an integral part of these consolidated statements.

[BOOKS-A-MILLION LOGO]

Consolidated Statements of
Stockholders' Investment
(As of February 3, 2001)


                                                              Common Stock       Additional        Treasury Stock
                                                          -------------------      Paid-In       -------------------       Retained
(In thousands)                                             Shares      Amount      Capital       Shares       Amount       Earnings
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 31, 1998                                  17,428       $174       $ 62,925         --       $    --        $40,386
  Net Income                                                   --         --             --         --            --          4,514
  Issuance of stock for employee stock purchase plan           16         --             78         --            --
  Purchase of treasury stock                                   --         --             --         82          (252)            --
  Exercise of stock options                                   461          5          4,132         --            --             --
  Tax benefit from exercise of stock options                   --         --          2,333         --            --             --
  Issuance of stock for acquisition
    accounted for as pooling of interests                     112          1              2         --            --             70
  Contributions from certain stockholders                      --         --          1,054         --            --             --
  Tax provision for contributions from certain
    stockholders                                               --         --           (400)        --            --             --
                                                           ------------------------------------------------------------------------

BALANCE, JANUARY 30, 1999                                  18,017        180         70,124         82          (252)        44,970
  Net Income                                                   --         --             --         --            --          5,942
  Issuance of stock for employee stock purchase plan           16         --             77         --            --             --
  Exercise of stock options                                    48          1            306         --            --             --
  Tax benefit from exercise of stock options                   --         --             57         --            --             --
                                                           ------------------------------------------------------------------------

BALANCE, JANUARY 29, 2000                                  18,081        181         70,564         82          (252)        50,912
  Net Income                                                   --         --             --         --            --          3,066
  Purchase of treasury stock                                   --         --             --        516        (1,311)            --
  Issuance of stock for employee stock purchase plan           11         --             70         --            --             --
                                                           ------------------------------------------------------------------------
BALANCE, FEBRUARY 3, 2001                                  18,092       $181       $ 70,634        598       $(1,563)       $53,978
                                                           ========================================================================

The accompanying notes are an integral part of these consolidated statements.

                                                          [BOOKS-A-MILLION LOGO]

                                                         Consolidated Statements
                                                                   of Cash Flows
                        (For the fiscal years ended 2/3/01, 1/29/00 and 1/30/99)


                                                                           Fiscal Year Ended
(Dollars in thousands)                                             2/3/01       1/29/00       1/30/99
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                     $   3,066     $   5,942     $   4,514
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization                                 14,793        13,830        12,974
      (Gain) loss on sale of property                                1,237         1,156          (472)
      Deferred income tax provision (credit), net                      440          (103)         (912)
      (Increase) decrease in assets:
        Accounts receivable                                            364         3,501          (550)
        Related party receivables                                    1,803          (163)        3,561
        Inventories                                                (11,362)      (19,413)      (23,899)
        Prepayments and other                                       (1,171)         (444)       (2,223)
      Increase (decrease) in liabilities:
        Accounts payable                                              (995)        2,315        22,258
        Accrued income taxes                                        (1,442)        1,673          (321)
        Accrued expenses                                             1,641         4,178         2,817
                                                                 -------------------------------------
          Total adjustments                                          5,308         6,530        13,233
                                                                 -------------------------------------
          Net cash provided by operating activities                  8,374        12,472        17,747
                                                                 -------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment                          66         1,742         1,627
  Capital expenditures                                             (12,417)      (13,462)      (15,682)
                                                                 -------------------------------------
          Net cash used in investing activities                    (12,351)      (11,720)      (14,055)
                                                                 -------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of stock options and
    purchase of shares under employee stock purchase plan               70           384         4,215
  Contributions from certain stockholders                               --            --         1,054
  Purchase of treasury stock                                        (1,311)           --          (252)
  Issuance of other debt                                                --         1,409            --
  Repayments of other debt                                            (262)           --            --
  Borrowings under credit facilities                               176,592       169,103       153,475
  Repayments under credit facilities                              (170,750)     (171,050)     (161,771)
                                                                 -------------------------------------
          Net cash provided by (used in) financing activities        4,339          (154)       (3,279)
                                                                 -------------------------------------
NET INCREASE IN CASH AND TEMPORARY CASH INVESTMENTS                    362           598           413
CASH AND TEMPORARY CASH INVESTMENTS AT BEGINNING OF YEAR             4,920         4,322         3,909
                                                                 -------------------------------------
CASH AND TEMPORARY CASH INVESTMENTS AT END OF YEAR               $   5,282     $   4,920     $   4,322
                                                                 =====================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest                                                     $   4,904     $   4,318     $   4,625
    Income taxes, net of refunds                                 $   2,881     $   1,882     $   4,026
                                                                 =====================================

The accompanying notes are an integral part of these consolidated statements.

[BOOKS-A-MILLION LOGO]

Notes to Consolidated
Financial Statements
(For the fiscal years ended 2/3/01, 1/29/00 and 1/30/99)

1. Summary of Significant Accounting Policies

Business

Books-A-Million, Inc., and its subsidiaries (the "Company") are principally engaged in the sale of books, magazines and related items through a chain of retail bookstores. The Company presently operates 201 bookstores in 18 states and the District of Columbia, which are predominantly located in the southeastern United States. The Company also serves as a wholesale book distributor for certain other retailers and wholesalers and operates a retail Internet website. The Company presently consists of Books-A-Million, Inc., and its wholly owned subsidiaries, American Wholesale Book Company, Inc. ("American Wholesale") and American Internet Services, Inc ("AIS"). All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The Company operates on a 52-53 week year, with the fiscal year ending on the Saturday closest to January 31. Fiscal year 2001 was a 53-week period. Fiscal years 2000 and 1999 were 52-week periods.

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

Goodwill

The Company amortizes goodwill on a straight-line basis over 40 years. As of February 3, 2001 and January 29, 2000, accumulated amortization of goodwill was $295,000 and $252,000, respectively. The Company continually evaluates whether events or circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related operating profits over the remaining life of the goodwill in measuring recoverability.

Store Opening Costs

Non-capital expenditures incurred in preparation for opening new retail stores are expensed as incurred.

Insurance Accruals

The Company is subject to large deductibles under its workers' compensation policy. Insurance coverage is maintained in amounts management considers adequate. Amounts are accrued currently for the estimated cost of claims incurred, both reported and unreported.

                                                          [BOOKS-A-MILLION LOGO]

                                                           Notes to Consolidated
                                                            Financial Statements
                        (For the fiscal years ended 2/3/01, 1/29/00 and 1/30/99)

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

Statements of Cash Flows

For purposes of the consolidated statements of cash flows, the Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be temporary cash investments.

Earnings Per Share

Basic net income per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised, converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS has been computed based on the average number of shares outstanding including the effect of outstanding stock options, if dilutive, in each respective year. A reconciliation of the weighted average shares for basic and diluted EPS is as follows:

                                                                   Fiscal Year Ended
(In thousands)                                            2/3/01       1/29/00       1/30/99
--------------------------------------------------------------------------------------------

Weighted average shares outstanding:
   Basic                                                  17,955        17,981        17,497
   Dilutive effect of stock options outstanding               36           269            57
                                                          ----------------------------------
   Diluted                                                17,991        18,250        17,554
                                                          ==================================

Options outstanding of 1,391,000, 464,000 and 619,000 for the years ended February 3, 2001, January 29, 2000 and January 30, 1999, respectively, were not included in the table above as they were anti-dilutive.

Disclosure of Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosure About Fair Value of Financial Instruments, requires all businesses to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. Based upon their remaining term to maturity and the current interest rate environment, the estimated fair values of the Company's financial instruments recognized on the balance sheet at February 3, 2001 and January 29, 2000 approximate their carrying values at those dates.

Legal

The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position or results of operations of the Company.

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivatives and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in

[BOOKS-A-MILLION LOGO]

Notes to Consolidated
Financial Statements
(For the fiscal years ended 2/3/01, 1/29/00 and 1/30/99)

earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The adoption of these statements may increase volatility of earnings. The Company adopted these statements on February 4, 2001, which will result in decreasing retained earnings by $465,000 in the first quarter of fiscal 2002.

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

2. Income Taxes

A summary of the components of the income tax provision is as follows (dollars in thousands):

                                                      Fiscal Year Ended
                                            2/3/01          1/29/00         1/30/99
-----------------------------------------------------------------------------------

Current:
  Federal                                  $  1,386        $  3,448        $  3,337
  State                                          53             296             342
                                           ----------------------------------------
                                              1,439           3,744           3,679
                                           ----------------------------------------
Deferred taxes arising from:
  Depreciation                                 (871)          1,270            (321)
  Accruals                                      593            (522)           (443)
  Inventory                                    (110)           (113)             25
  Other                                         828            (738)           (173)
                                           ----------------------------------------
                                                440            (103)           (912)
                                           ----------------------------------------
Provision for income taxes                 $  1,879        $  3,641        $  2,767
                                           ========================================

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

                                                     Fiscal Year Ended
                                               2/3/01     1/29/00     1/30/99
-----------------------------------------------------------------------------

Federal statutory income tax rate               34.0%       34.0%       34.0%
State income tax provision                       1.0%        2.8%        3.1%
Other                                            3.0%        1.2%        0.9%
                                                ----------------------------
Effective income tax rate                       38.0%       38.0%       38.0%
                                                ============================

Temporary differences which created deferred tax assets and liabilities at February 3, 2001 and January 29, 2000, are detailed below (dollars in thousands):

                                                 As of 2/3/01                    As of 1/29/00
                                           --------------------------------------------------------
                                           Current        Noncurrent       Current       Noncurrent
----------------------------------------------------------------------------------------------------

Depreciation                               $     --        $ (1,404)       $     --        $ (2,275)
Accruals                                      2,543              --           3,136              --
Inventory                                       988              --             878              --
Other                                           260            (150)          1,070            (132)
                                           --------------------------------------------------------
Deferred tax asset (liability)             $  3,791        $ (1,554)       $  5,084        $ (2,407)
                                           ========================================================

No valuation allowance is deemed necessary by management, as the realization of recorded deferred tax assets is considered more likely than not.

                                                          [BOOKS-A-MILLION LOGO]

                                                           Notes to Consolidated
                                                            Financial Statements
                        (For the fiscal years ended 2/3/01, 1/29/00 and 1/30/99)

3. Debt and Lines of Credit

The Company has a revolving credit facility that allows borrowings up to $90 million for which no principal repayments are due until the facility expires on June 18, 2003, and an unsecured working capital line of credit for $15 million, increased from $10 million in September, 2000, which is subject to annual renewal. Both credit facilities have certain financial and non-financial covenants with which the Company is in compliance. As of February 3, 2001 and January 29, 2000, $33.3 million and $27.5 million, respectively, were outstanding under these credit facilities. The maximum and average outstanding balances during fiscal 2001 were $81.0 million and $64.1 million, respectively. The outstanding borrowings as of February 3, 2001, had interest rates ranging from 6.41% to 7.20%.

The Company is subject to interest rate fluctuations involving its credit facilities. However, the Company uses both fixed and variable debt to manage this exposure. On February 9, 1998, the Company entered into an interest rate swap agreement with a five year term that carries a notional principal amount of $30.0 million. The swap effectively fixes the interest rate on $30.0 million of variable rate debt at 6.78%. The swap agreement expires on February 11, 2003. The counter party to the interest rate swap is one of the Company's primary banks. The Company believes the credit and liquidity risk of the counter party failing to meet its obligation is remote as the Company settles its interest position with the bank on a quarterly basis.

During fiscal 1996 and fiscal 1995, the Company financed the acquisition and construction of certain warehouse and distribution facilities through loans, obtained from the proceeds of an industrial development revenue bond (the "Bond"), which are secured by a mortgage interest in these facilities. As of February 3, 2001 and January 29, 2000, there was $7.5 million of borrowings outstanding under these arrangements, at variable rates. The Bond has a maturity date of December 1, 2019, with a purchase provision obligating the Company to repurchase the Bond on May 11, 2005, unless extended by the bondholder. Such an extension may be renewed annually by the bondholder, at the Company's request, to a date no more than five years from the renewal date. The Company maintains a $7.5 million interest rate swap that effectively fixes the interest rate on the Bond at 7.98%. The swap was entered into in May 1996 and has a term of ten years.

4. Leases

The Company leases the premises for its retail bookstores under operating leases, which expire in various years through the year 2013. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance, and insurance). In addition to fixed minimum rentals, some of the Company's leases require contingent rentals based on a percentage of sales, which the Company records throughout the year based upon best available information.

The Company also leases certain office, warehouse and retail store space from related parties. Rental expense under these leases was approximately $658,000, $674,000 and $624,000 in fiscal 2001, 2000 and 1999, respectively. Total minimum future rental payments under these leases are $1,479,000.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of February 3, 2001, are as follows (in thousands):

              Fiscal Year
              -------------------------------------------------
              2002                                    $  27,728
              2003                                       24,168
              2004                                       22,364
              2005                                       20,981
              2006                                       18,408
              Subsequent years                           42,124
                                                       --------
              Total                                    $155,773
                                                       ========

[BOOKS-A-MILLION LOGO]

Notes to Consolidated
Financial Statements
(For the fiscal years ended 2/3/01, 1/29/00 and 1/30/99)

Rental expense for all operating leases consisted of the following (in thousands):

                                             Fiscal Year Ended

                                  2/3/01          1/29/00         1/30/99
-------------------------------------------------------------------------

Minimum rentals                  $ 26,084        $ 23,458        $ 21,151
Contingent rentals                    496             596             425
                                 ----------------------------------------
Total                            $ 26,580        $ 24,054        $ 21,576
                                 ========================================

5. Employee Benefit Plans

401(k) Profit-Sharing Plan

The Company and its subsidiaries maintain a 401(k) plan covering all employees who have completed 12 months of service and who are at least 21 years of age, and permit participants to contribute from 2% to 15% of compensation to the plan. Company matching and supplemental contributions are made at management's discretion. The expense under this plan was $335,000, $554,000 and $333,000 in fiscal 2001, 2000 and 1999, respectively.

Stock Option Plan

The Company maintains a stock option plan reserving 3,300,000 shares of the Company's common stock for grants to executive officers, directors, and key employees. Prior to January 9, 2001, all options granted to employees become exercisable in equal annual increments over a five-year period and expire on the sixth anniversary of the date of grant. On January 9, 2001, the Compensation Committee approved an amendment to the Stock Option Plan that allows all options granted after that date to vest in equal annual increments over a three-year period and expire on the tenth anniversary of the date of the grant. All stock options have exercise prices generally equal to the fair market value of the common stock on the date of grant. A summary of the status of the Company's stock option plan is as follows (shares in thousands):

                                                                           Fiscal Year Ended
                                            -------------------------------------------------------------------------------
                                               February 3, 2001            January 29, 2000            January 30, 1999
                                            -----------------------     -----------------------     -----------------------
                                                   Weighted                    Weighted                    Weighted
                                                    Average                     Average                     Average
                                            -----------------------     -----------------------     -----------------------
                                            Shares   Exercise Price     Shares   Exercise Price     Shares   Exercise Price
                                            -----------------------     -----------------------     -----------------------

Outstanding at beginning of year            1,562        $ 8.26         1,335        $ 8.25         1,571        $ 7.57
Granted                                       804          1.87           632          8.21           432         10.83
Exercised                                      --            --           (49)         6.31          (461)         8.98
Forfeited                                    (174)         9.84          (356)         8.44          (207)         7.25
                                            -------------------         -------------------         -------------------
Outstanding at end of year                  2,192        $ 5.79         1,562        $ 8.20         1,335        $ 8.25
                                            -------------------         -------------------         -------------------
Exercisable at end of year                    736        $ 7.57           363        $ 8.62           315        $ 8.58
                                            -------------------         -------------------         -------------------
Weighted average fair value
  of options granted                                     $ 1.75                      $ 7.33                      $ 9.30
                                            ===================         ===================         ===================

During fiscal years 2001, 2000 and 1999, the Company recognized tax benefits related to the exercise of stock options in the amount of $0, $57,000 and $2,333,000, respectively. The tax benefits were credited to paid-in capital in the respective years.

The following table summarizes information about stock options outstanding at February 3, 2001 (shares in thousands):

                                     Options Outstanding                         Options Exercisable
                     -----------------------------------------------   -------------------------------
                                        Weighted
                         Number          Average                           Number
                     Outstanding at     Remaining        Weighted      Exercisable at      Weighted
   Range of            February 3,     Contractual        Average        February 3,        Average
Exercise Price             2001        Life (Years)   Exercise Price        2001        Exercise Price
------------------------------------------------------------------------------------------------------

$ 1.38 - $ 6.50           1,252            6.93           $ 3.28             377           $ 5.80
$ 6.51 - $13.00             940            4.30           $ 9.13             359           $ 9.44

                                                          [BOOKS-A-MILLION LOGO]

                                                           Notes to Consolidated
                                                            Financial Statements
                        (For the fiscal years ended 2/3/01, 1/29/00 and 1/30/99)

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

                                                                         Fiscal Year Ended

(In thousands except per share data)                           2/3/01         1/29/00        1/30/99
----------------------------------------------------------------------------------------------------

Net income-as reported                                        $  3,066       $  5,942       $  4,514
Net income-pro forma                                             2,024          5,307          4,257
Net income per share-diluted, as reported                         0.17           0.33           0.26
Net income per share-diluted, pro forma                           0.11           0.29           0.24

For the purposes of the foregoing calculation, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used in connection with this model show no expected dividend yield, a five-year or ten-year expected life of the options, and an expected stock price volatility rate of 1.20 with risk-free interest rates ranging from 4.99% to 6.76%.

Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan under which 200,000 shares of the Company's common stock are reserved for purchase by employees at 85% of the fair market value of the common stock. Of the total reserved shares, 90,414 shares have been purchased as of February 3, 2001.

6. Related Party Transactions

Certain stockholders of the Company have controlling ownership interests in other entities with which the Company conducts business. Transactions between the Company and these various other entities ("related parties") are summarized in the following paragraphs and Note 4.

The Company purchases a portion of its inventories for resale from related parties; such purchases amounted to $34,128,000, $34,548,000 and $36,836,000 in fiscal 2001, 2000 and 1999, respectively. The Company sells a portion of its inventories to related parties; such sales amounted to $ 3,940,000, $2,841,000 and $5,301,000 in fiscal 2001, 2000 and 1999, respectively. The Company also purchases logistics services from a related party that amounted to $250,000, $445,000 and $128,000 in fiscal 2001, 2000 and 1999, respectively.

7.Subsequent Events (Unaudited)

During March 2001, the Company acquired the assets and assumed the leases of 18 retail bookstores from Crown Books Corporation. The stores are located in the Washington, D.C. and Chicago metropolitan areas. The results of operations for the acquired stores will be reflected in the consolidated financial statements for the Company beginning in the first quarter of fiscal 2002.

[BOOKS-A-MILLION LOGO]

Report of Independent
Accountants
Arthur Andersen LLP

To Books-A-Million, Inc.:

We have audited the accompanying consolidated balance sheets of Books-A-Million, Inc. (a Delaware corporation), and its subsidiaries as of February 3, 2001, and January 29, 2000, and the related consolidated statements of operations, stockholders' investment, and cash flows for each of the three fiscal years in the period ended February 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Books-A-Million, Inc. and its subsidiaries as of February 3, 2001, and January 29, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 2001, in conformity with accounting principles generally accepted in the United States.

                                                             ARTHUR ANDERSEN LLP

Birmingham, Alabama
March 19, 2001

                                                          [BOOKS-A-MILLION LOGO]

                                                            Summary of Quarterly
                                                             Results (Unaudited)
                                 (For the fiscal years ended 2/3/01 and 1/29/00)

                                                        Fiscal Year Ended February 3, 2001
                                                ----------------------------------------------------------------
                                                 First         Second         Third         Fourth
(In thousands, except per share amounts)        Quarter       Quarter        Quarter       Quarter       Total
----------------------------------------------------------------------------------------------------------------

Net sales                                       $ 93,099      $ 93,629       $ 90,133      $141,745     $418,606
Gross profit                                      24,700        24,344         22,235        37,930      109,209
Operating profit (loss)                            1,793           342         (1,295)        8,909        9,749
Net income (loss)                                    471          (568)        (1,637)        4,800        3,066
Net income (loss) per share - basic(1)              0.03         (0.03)         (0.09)         0.27         0.17
Net income (loss) per share - diluted(1)            0.03         (0.03)         (0.09)         0.27         0.17

                                                             Fiscal Year Ended January 29, 2000
                                              ----------------------------------------------------------------
                                               First         Second        Third         Fourth
(In thousands, except per share amounts)      Quarter       Quarter       Quarter       Quarter        Total
----------------------------------------------------------------------------------------------------------------

Net sales                                     $ 85,127      $ 89,878      $ 91,162      $137,890      $404,057
Gross profit                                    22,357        23,364        22,081        39,939       107,741
Operating profit (loss)                          1,517         1,196          (319)       11,400        13,794
Net income (loss)                                  310            19          (924)        6,537         5,942
Net income (loss) per share - basic               0.02          0.00         (0.05)         0.36          0.33
Net income (loss) per share -diluted              0.02          0.00         (0.05)         0.36          0.33

(1) The sum of quarterly per share amounts are different from the annual per share amounts because of differences in the weighted average number of common and common equivalent shares used in the quarterly and annual computations.

Market and Dividend Information

Common Stock

The Common Stock of Books-A-Million, Inc., is traded in the Nasdaq National Market under the symbol BAMM. The chart below sets forth the high and low stock prices for each quarter of the fiscal years ending February 3, 2001, and January 29, 2000.

Quarter Ended                 High      Low
---------------------------------------------

January 2001                 $ 3.25    $ 1.38
October 2000                   3.75      2.25
July 2000                      4.75      3.13
April 2000                     8.25      4.00

January 2000                 $12.00    $ 7.63
October 1999                  12.19      7.50
July 1999                     16.63      7.00
April 1999                    17.00      8.00

The closing price on April 17, 2001, was $2.36. No cash dividends have been declared since completion of the Company's initial public offering in 1992. As of April 17, 2001, Books-A-Million, Inc. had approximately 13,600 stockholders based on the number of individual participants represented by security position listings.