Form 10-K, Exhibit 13
period 2002-02-02
BOOKS A MILLION INC
filed 2002-05-03
CIK 891919

                                    [PHOTOS]

                                                                       2002 BAM!
                                                                 BOOKS-A-MILLION
                                                                   ANNUAL REPORT
FIVE-YEAR HIGHLIGHTS

                                               For the Fiscal Year Ended

(In thousands, except per share amounts)        2/2/02          2/3/01         1/29/00         1/30/99         1/31/98
-----------------------------------------------------------------------------------------------------------------------
                                               52 Weeks        53 Weeks        52 Weeks        52 Weeks        52 Weeks
STATEMENT OF OPERATIONS DATA
Net sales                                     $  442,886      $  418,606      $  404,057      $  347,877      $  324,762
Net income                                         3,985           3,066           5,942           4,514           6,969
Earnings per share - diluted                        0.24            0.17            0.33            0.26            0.40
Weighted average shares - diluted (000s)          16,945          17,991          18,250          17,554          17,428
EBITDA                                            26,432          24,542          27,624           24,69          27,160
Capital investment                                11,709          12,417          13,462          15,682          14,355

BALANCE SHEET DATA

Working capital                               $  104,687      $  104,124      $   93,872      $   84,022      $   82,771
Property and equipment, net                       56,716          60,659          64,232          67,377          65,814
Total assets                                     295,645         292,541         286,785         271,551         245,816
Long-term debt                                    38,846          41,526          35,936          36,944          45,240
Debt to total capital ratio                         0.24            0.25            0.23            0.24            0.30
Stockholders' investment                         122,375         123,230         121,405         115,022         103,485

OPERATIONAL DATA

Total number of stores                               204             185             180             173             165
Number of Books-A-Million superstores                157             145             135             124             107
Number of Bookland stores                             40              37              43              47              57
Number of Joe Muggs newsstands                         7               3               2               2               1

LETTER TO STOCKHOLDERS:


The fiscal year 2002 will forever be remembered for the impact on all of our lives of the events of September 11, 2001. The Company's response to the tragedy was first to take care of those in our family of associates touched by the terrorist attacks and then to meet the needs of our customers for information about their impact. These events touched all of our business units as we sought to adjust to new realities, the country at war and a holiday subdued by sadness and recovery. Like all Americans, our associates did their best to respond with firm resolve and renewed focus. In short, we got back to work.

The past year brought notable progress for our business in a number of key areas. Our book business was strong and we moved aggressively to build on this trend. We expanded the number of titles in our stores while improving margins and reducing our inventories. Our investment in systems enhancements paid off through improved inventory management.

As our nation recovered, we saw excellent sales in a number of book categories. Many books related to world events, terrorism and Muslim culture became bestsellers. The entertainment category rebounded quickly, and sales of movie tie-in titles like the Lord Of The Rings trilogy and A Beautiful Mind were strong. Children's books had performed well all year, and we added thousands of titles to our assortment to reinforce this trend.

The results were particularly gratifying as we continued to cycle tough comparable store sales in the collector's category and to overcome the impact of removing music from most of our stores. We believe that the improving book business, coupled with the reduced dependence on low-margin categories, will generate the kind of margin improvement that we experienced in fiscal 2002.

We have an ambitious store remodeling program planned for the new year along with a plan to improve the productivity of many of our Books-A-Million stores. The new look is focused on books first. It is designed to showcase our expanded title selection while adjusting our space commitments to a variety of categories. We believe our new layout creates a more pleasing shopping environment, and the results from the stores we have remodeled thus far tell us our customers agree.

Our other business units, e-commerce, wholesale and the Joe Muggs Newsstands, also made progress in the past year. We saw substantial efficiency improvements at American Wholesale Book Company. Our NetCentral development group contributed to this effort with

                                                                       2002 BAM!
                                                                 BOOKS-A-MILLION
                                                                   ANNUAL REPORT


significant systems enhancements for our direct-to-consumer fulfillment operation. Booksamillion.com, operating in a tough competitive environment, saw continued sales growth and improving margins. The Newsstands now number seven stores with expansion in Atlanta, Georgia, and Birmingham, Alabama.

As we move into the new year, we are energized by the progress we have made, and we are committed to the disciplined pursuit of sales and profitability growth.

Thank you for your continued interest and support. We hope you will visit one of our stores soon or will shop with us online at Booksamillion.com.

Sincerely,


/s/ Clyde B. Anderson


Clyde B. Anderson
Chairman and Chief Executive Officer



Financial Highlights

                                                     Fiscal Year Ended

(In thousands, except per share amounts)            2/2/02        2/3/01
-------------------------------------------------------------------------
Net sales                                          $442,886      $418,606
EBITDA                                               26,432        24,542
Operating profit                                     10,857         9,749
Net income                                            3,985         3,066
Net income per share - diluted                         0.24          0.17

                                                            As of

(In thousands)                                      2/2/02        2/3/01
-------------------------------------------------------------------------
Working capital                                    $104,687      $104,124
Total assets                                        295,645       292,541
Stockholders' investment                            122,375       123,230

2002 BAM!
BOOKS-A-MILLION
ANNUAL REPORT


SELECTED CONSOLIDATED FINANCIAL DATA


                                                                           Fiscal Year Ended
(In thousands, except per share data)            2/2/02          2/3/01         1/29/00         1/30/99         1/31/98
------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
  Net sales                                   $  442,886      $  418,606      $  404,057      $  347,877      $  324,762
  Cost of products sold                          324,655         309,397         296,316         256,793         238,342
                                              --------------------------------------------------------------------------
  Gross profit                                   118,231         109,209         107,741          91,084          86,420
  Operating, selling and
    administrative expenses                       91,799          84,667          80,117          66,394          59,260
  Depreciation and amortization                   15,575          14,793          13,830          12,974          11,588
                                              --------------------------------------------------------------------------
  Operating profit                                10,857           9,749          13,794          11,716          15,572
  Interest expense, net                            4,429           4,804           4,211           4,435           4,331
                                              --------------------------------------------------------------------------
  Income before income taxes                       6,428           4,945           9,583           7,281          11,241
  Provision for income taxes                       2,443           1,879           3,641           2,767           4,272
                                              --------------------------------------------------------------------------
  Net income                                  $    3,985      $    3,066      $    5,942      $    4,514      $    6,969
                                              ==========================================================================
Weighted average number of
  shares outstanding - basic                      16,667          17,955          17,981          17,497          17,425
                                              ==========================================================================
Net income per share - basic                  $     0.24      $     0.17      $     0.33      $     0.26      $     0.40
                                              ==========================================================================
Weighted average number of
  shares outstanding - diluted                    16,945          17,991          18,250          17,554          17,428
                                              ==========================================================================
Net income per share - diluted                $     0.24      $     0.17      $     0.33      $     0.26      $     0.40
                                              ==========================================================================

                                                                           As of
(In thousands)                                   2/2/02          2/3/01         1/29/00         1/30/99         1/31/98
------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
  Working capital                             $  104,687      $  104,124      $   93,872      $   84,022      $   82,771
  Property and equipment, net                     56,716          60,659          64,232          67,377          65,814
  Total assets                                   295,645         292,541         286,785         271,551         245,816
  Long-term debt                                  38,846          41,526          35,936          36,944          45,240
  Stockholders' investment                       122,375         123,230         121,405         115,022         103,485

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

                                                                       2002 BAM!
                                                                 BOOKS-A-MILLION
                                                                   ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS


GENERAL

The Company was founded in 1917 and currently operates 204 retail bookstores, including 157 superstores, concentrated in the southeastern United States.

The Company's growth strategy is focused on opening superstores in new and existing market areas, particularly in the Southeast. In addition to opening new stores, management intends to continue its practice of reviewing the profitability trends and prospects of existing stores and closing or relocating underperforming stores or converting stores to different formats.

CRITICAL ACCOUNTING POLICIES

INVENTORIES

Cost is assigned to store and warehouse inventories using the retail inventory method. The valuation of store and warehouse inventories is determined by applying a calculated cost-to-retail ratio to the retail value of inventories. The retail method is an averaging method that is widely used within the retail industry. Such valuations require certain significant management estimates and judgments involving markdowns and shrinkage of inventories. These practices affect ending inventories at cost as well as the resulting gross margins and inventory turnover ratios.

Physical inventories are taken throughout the course of the fiscal period. Store inventory counts are performed by an independent inventory service while warehouse inventory counts are performed internally. All physical inventory counts are taken and reconciled to the general ledger. The Company's accrual for inventory shortages is based upon historical inventory shortage results that are subject to certain estimates and averages.

ACCRUED EXPENSES

On a monthly basis, certain material expenses are estimated and accrued to properly record those expenses in the period incurred. Such estimates are made for payroll and employee benefits costs, occupancy costs and advertising expenses among other items. These estimates are made based upon current and historical results. Differences in management's estimates and assumptions could result in accruals that are materially different from the actual result.

RESULTS OF OPERATIONS

The following table sets forth statement of operations data expressed as a percentage of net sales for the periods presented.

                                                                    Fiscal Year Ended
                                                          2/2/02         2/3/01        1/29/00
-----------------------------------------------------------------------------------------------
Net sales                                                 100.0%         100.0%         100.0%
Gross profit                                               26.7%          26.1%          26.6%
  Operating, selling, and administrative expenses          20.7%          20.2%          19.8%
  Depreciation and amortization                             3.5%           3.5%           3.4%
Operating profit                                            2.5%           2.4%           3.4%
  Interest expense, net                                     1.0%           1.2%           1.0%
Income before income taxes                                  1.5%           1.2%           2.4%
  Provision for income taxes                                0.6%           0.5%           0.9%
Net income                                                  0.9%           0.7%           1.5%


FISCAL 2002 COMPARED TO FISCAL 2001

Net sales increased $24.3 million, or 5.8%, to $442.9 million in fiscal 2002 from $418.6 million in fiscal 2001. Comparable store sales decreased 2.8% when compared to the same 52-week period last year. Excluding the effects of collectibles, comparable store sales increased 0.3% for the period. The increase in net sales resulted from net sales generated by 18 stores acquired from Crown Books Corporation in March 2001 combined with seven new stores opened during fiscal 2002. In addition, the Company closed six underperforming stores in fiscal 2002.

The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company's marketing programs, pricing strategies, store operations and competition.

2002 BAM!
BOOKS-A-MILLION
ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Gross profit increased $9.0 million, or 8.3%, to $118.2 million in fiscal 2002 from $109.2 million in fiscal 2001. Gross profit as a percentage of net sales increased to 26.7% in fiscal 2002 from 26.1% in fiscal 2001, primarily due to improved sales mix and less promotional activity, combined with improved inventory management.

Operating, selling and administrative expenses increased $7.1 million, or 8.4%, to $91.8 million in fiscal 2002, from $84.7 million in fiscal 2001. Operating, selling and administrative expenses as a percentage of net sales increased to 20.7% in fiscal 2002 from 20.2% in fiscal 2001, primarily due to the lower comparable store sales for fiscal 2002.

Depreciation and amortization increased $0.8 million, or 5.3% to $15.6 million in fiscal 2002 from $14.8 million in fiscal 2001. Depreciation and amortization as a percentage of net sales was even with last year at 3.5%.

Net interest expense decreased $0.4 million, or 7.8%, to $4.4 million in fiscal 2002 from $4.8 million in fiscal 2001, primarily due to lower average interest rates during fiscal 2002.

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

                                                                       2002 BAM!
                                                                 BOOKS-A-MILLION
                                                                   ANNUAL REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company has a revolving credit facility that allows borrowings up to $90.0 million, for which no principal repayments are due until the facility expires on June 18, 2003, and an unsecured working capital line of credit for $15.0 million, which is subject to annual renewal. The Company is currently negotiating to renew its credit facilities until fiscal year 2006. The new facility should be completed by the second quarter of fiscal 2003. As of February 2, 2002, $31.1 million was outstanding under these facilities combined. Additionally, as of February 2, 2002, the Company has outstanding borrowings associated with the issuance of an industrial revenue bond totaling $7.5 million.

The Company's capital expenditures totaled $11.7 million in fiscal 2002. These expenditures were primarily used for new store openings, renovation and improvements to existing stores, warehouse distribution purposes, and investment in management information systems. During March 2001, the Company acquired inventory and lease rights of 18 retail stores from Crown Books Corporation for $6.5 million. The stores are located in the Chicago, Illinois and Washington, D.C. metropolitan areas. The results of operations for these stores were reflected in the consolidated financial statements beginning in March 2001. Management estimates that capital expenditures for fiscal 2003 will be approximately $18.3 million and that such amounts will be used primarily for new stores, renovation and improvements to existing stores, and investments in management information systems. Management believes that existing cash balances and net cash from operating activities, together with borrowings under the Company's credit facilities, will be adequate to finance the Company's planned capital expenditures and to meet the Company's working capital requirements for fiscal 2003.

The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to Books-A-Million, Inc. at February 2, 2002 (in thousands):


                                                      Payments Due Under Contractual Obligations
                                 ------------------------------------------------------------------------------
                                   Total        FY 2003      FY 2004       FY  2005      FY 2006        FY 2007
---------------------------------------------------------------------------------------------------------------
Notes payable                    $    699      $    499      $    200      $      0      $      0      $      0
Long-term debt - working
  capital line of credit            6,146            --         6,146            --            --            --
Long-term debt - revolving
  credit facility                  25,000            --        25,000            --            --            --
Long-term debt - industrial
  revenue bond                      7,500            --            --         7,500            --            --
                                 ------------------------------------------------------------------------------
Subtotal of debt                   39,345           499        31,346         7,500             0             0
Operating leases                  117,056        29,492        26,354        23,953        21,246        16,011
                                 ------------------------------------------------------------------------------
Total of obligations             $156,401      $ 29,991      $ 57,700      $ 31,453      $ 21,246      $ 16,011
                                 ==============================================================================

RELATED PARTY ACTIVITIES

As discussed in Note 6 of Notes to Consolidated Financial Statements, the Company conducts business with other entities in which certain officers, directors and principal stockholders of the Company have controlling ownership interests. The most significant related party transactions include inventory purchases from, and sales to, related parties. Related party inventory purchases decreased in fiscal 2002 due to lower music purchases. Related party sales transactions decreased in fiscal 2002 due to lower sales of bargain books. Management believes the terms of these related party transactions are substantially equivalent to those available from unrelated parties and, therefore, have no significant impact on gross profit.

FINANCIAL POSITION

During fiscal 2002, the Company acquired 18 stores from Crown Books Corporation and opened seven new stores. The store openings resulted in increased inventory balances at February 2, 2002, as compared to February 3, 2001. However, average inventory balances per store decreased in fiscal 2002 due to strong inventory control. Reduced capital expenditures, as compared to fiscal 2001, and the closing of six stores during fiscal 2002 resulted in lower net property and equipment balances at February 2, 2002, as compared to February 3, 2001.

2002 BAM!
BOOKS-A-MILLION
ANNUAL REPORT


CONSOLIDATED BALANCE SHEETS

                                                                                                        As Of
 (In thousands)                                                                                 2/2/02         2/3/01
------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and temporary cash investments                                                        $    5,539       $    5,282
  Accounts receivable, net of allowance for doubtful accounts of
    $785 and $787, respectively                                                                   8,937            8,417
  Related party receivables                                                                         967            2,358
  Inventories                                                                                   210,853          205,986
  Prepayments and other                                                                           5,680            4,521
  Deferred income taxes                                                                           5,093            3,791
                                                                                             ---------------------------
      Total Current Assets                                                                      237,069          230,355
                                                                                             ---------------------------
PROPERTY AND EQUIPMENT:
  Land                                                                                              628              628
  Buildings                                                                                       6,106            5,986
  Equipment                                                                                      54,119           48,252
  Furniture and fixtures                                                                         40,394           38,350
  Leasehold improvements                                                                         43,213           41,562
  Construction in process                                                                           968              123
                                                                                             ---------------------------
    Gross property and equipment                                                                145,428          134,901
  Less accumulated depreciation and amortization                                                 88,712           74,242
                                                                                             ---------------------------
    Net Property and Equipment                                                                   56,716           60,659
                                                                                             ---------------------------

OTHER ASSETS:
  Goodwill, net                                                                                   1,368            1,410
  Other                                                                                             492              117
                                                                                             ---------------------------
      Total Other Assets                                                                          1,860            1,527
                                                                                             ---------------------------
      TOTAL ASSETS                                                                           $  295,645       $  292,541
                                                                                             ===========================
LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Accounts payable:
    Trade                                                                                    $   98,747       $   95,006
    Related party                                                                                 5,661            7,504
  Accrued income taxes                                                                            2,674              650
  Accrued expenses                                                                               24,801           22,611
  Current portion of long-term debt                                                                 499              460
                                                                                             ---------------------------
      Total Current Liabilities                                                                 132,382          126,231
                                                                                             ---------------------------
LONG-TERM DEBT                                                                                   38,846           41,526
                                                                                             ---------------------------
DEFERRED INCOME TAXES                                                                             2,042            1,554
                                                                                             ---------------------------
COMMITMENTS AND CONTINGENCIES                                                                        --               --
                                                                                             ---------------------------
STOCKHOLDERS' INVESTMENT:
  Preferred stock, $.01 par value; 1,000,000 shares authorized, no shares outstanding                --               --
  Common stock, $.01 par value; 30,000,000 shares authorized, 18,138,963 and 18,092,001
    shares issued at February 2, 2002 and February 3, 2001, respectively                            181              181
  Additional paid-in capital                                                                     70,719           70,634
  Treasury stock at cost (2,010,050 shares at February 2, 2002 and
      597,600 shares at February 3, 2001)                                                        (5,271)          (1,563)
  Accumulated other comprehensive loss, net of tax                                               (1,217)              --
  Retained earnings                                                                              57,963           53,978
                                                                                             ---------------------------
      Total Stockholders' Investment                                                            122,375          123,230
                                                                                             ---------------------------
      TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT                                         $  295,645       $  292,541
                                                                                             ===========================

The accompanying notes are an integral part of these consolidated balance sheets.

                                                                       2002 BAM!
                                                                 BOOKS-A-MILLION
                                                                   ANNUAL REPORT


CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                         Fiscal Year Ended
(In thousands, except per share data)                           2/2/02         2/3/01         1/29/00
-------------------------------------------------------------------------------------------------------
                                                               52 Weeks       53 Weeks        52 Weeks
Net sales                                                    $  442,886      $  418,606      $  404,057
Cost of products sold, including warehouse
  distribution and store occupancy costs(1)                     324,655         309,397         296,316
                                                             ------------------------------------------
     GROSS PROFIT                                               118,231         109,209         107,741

Operating, selling and administrative expenses                   91,799          84,667          80,117
                                                             ------------------------------------------
     EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION
       AND AMORTIZATION                                          26,432          24,542          27,624

Depreciation and amortization                                    15,575          14,793          13,830
                                                             ------------------------------------------
     OPERATING PROFIT                                            10,857           9,749          13,794

Interest expense, net                                             4,429           4,804           4,211
                                                             ------------------------------------------

     Income before income taxes                                   6,428           4,945           9,583

Provision for income taxes                                        2,443           1,879           3,641
                                                             ------------------------------------------
     NET INCOME                                              $    3,985      $    3,066      $    5,942
                                                             ==========================================

Weighted average number of shares outstanding - basic            16,667          17,955          17,981
                                                             ------------------------------------------
NET INCOME PER SHARE - BASIC                                 $     0.24      $     0.17      $     0.33
                                                             ==========================================

Weighted average number of shares outstanding - diluted          16,945          17,991          18,250
                                                             ------------------------------------------
NET INCOME PER SHARE - DILUTED                               $     0.24      $     0.17      $     0.33
                                                             ==========================================

(1) Inventory purchases from related parties were $31,058, $34,128 and $34,548, respectively, for the periods presented above.

The accompanying notes are an integral part of these consolidated statements.

2002 BAM!
BOOKS-A-MILLION
ANNUAL REPORT


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT


                                                                                                    Accumulated
                                           Common Stock    Additional   Treasury Stock                  Other          Total
                                         ----------------   Paid-In     ---------------   Retained  Comprehensive   Stockholders'
(In thousands)                            Shares   Amount   Capital     Shares   Amount    Earnings  Income (Loss)   Investment
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 30, 1999                18,017  $    180  $ 70,124        82  $   (252)  $ 44,970  $          0   $    115,022
  Net income                                 --        --        --        --        --      5,942            --          5,942
  Issuance of stock for employee
    stock purchase plan                      16        --        77        --        --         --            --             77
  Exercise of stock options                  48         1       306        --        --         --            --            307
  Tax benefit from exercise
    of stock options                         --        --        57        --        --         --            --             57
                                         --------------------------------------------------------------------------------------
BALANCE, JANUARY 29, 2000                18,081       181    70,564        82      (252)    50,912            --        121,405
  Net income                                 --        --        --        --        --      3,066            --          3,066
  Purchase of treasury stock                 --        --        --       516    (1,311)        --            --         (1,311)
  Issuance of stock for employee
    stock purchase plan                      11        --        70        --        --         --            --             70
                                         --------------------------------------------------------------------------------------

BALANCE, FEBRUARY 3, 2001                18,092       181    70,634       598    (1,563)    53,978            --        123,230
  Net income                                 --        --        --        --        --      3,985            --          3,985
  Cumulative effect of accounting
    change for derivative instruments        --        --        --        --        --         --          (465)          (465)
  Unrealized loss on
    derivative instruments                   --        --        --        --        --         --          (752)          (752)
                                                                                                                   ------------
  Subtotal comprehensive income              --        --        --        --        --         --            --          2,768
                                                                                                                   ------------
  Purchase of treasury stock                 --        --        --     1,412    (3,708)        --            --         (3,708)
  Issuance of stock for employee
    stock purchase plan                      46        --        83        --        --         --            --             83
  Exercise of stock options                   1        --         2        --        --         --            --              2
                                         --------------------------------------------------------------------------------------
BALANCE, FEBRUARY 2, 2002                18,139  $    181  $ 70,719     2,010  $ (5,271)  $ 57,963  $     (1,217)  $    122,375
                                         ======================================================================================

The accompanying notes are an integral part of these consolidated statements.

                                                                       2002 BAM!
                                                                 BOOKS-A-MILLION
                                                                   ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Fiscal Year Ended
(Dollars in thousands)                                              2/2/02         2/3/01        1/29/00
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                    $    3,985     $    3,066     $    5,942
  Adjustments to reconcile net income to net
    cash provided by operating activities:

     Depreciation and amortization                                  15,575         14,793         13,830
     (Gain) loss on sale of property                                   342          1,237          1,156
     Deferred income tax provision (credit), net                       (53)           440           (103)
     (Increase) decrease in assets:
       Accounts receivable                                            (520)           364          3,501
       Related party receivables                                     1,391          1,803           (163)
       Inventories                                                   1,047        (11,362)       (19,413)
       Prepayments and other                                        (1,173)        (1,171)          (444)
     Increase (decrease) in liabilities:

       Accounts payable                                              1,898           (995)         2,315
       Accrued income taxes                                          2,024         (1,442)         1,673
       Accrued expenses                                                212          1,641          4,178
                                                                ----------------------------------------
         Total adjustments                                          20,743          5,308          6,530
                                                                ----------------------------------------
         Net cash provided by operating activities                  24,728          8,374         12,472
                                                                ----------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                             (11,709)       (12,417)       (13,462)
  Acquisition of certain assets                                     (6,532)            --             --
  Proceeds from sale of property and equipment                          35             66          1,742
                                                                ----------------------------------------
         Net cash used in investing activities                     (18,206)       (12,351)       (11,720)
                                                                ----------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of stock options and
    purchase of shares under employee stock purchase plan               85             70            384
  Purchase of treasury stock                                        (3,708)        (1,311)            --
  Issuance of other debt                                                --             --          1,409
  Repayments of other debt                                            (449)          (262)            --
  Borrowings under credit facilities                               186,004        176,592        169,103
  Repayments under credit facilities                              (188,197)      (170,750)      (171,050)
                                                                ----------------------------------------
         Net cash provided by (used in) financing activities        (6,265)         4,339           (154)
                                                                ----------------------------------------
NET INCREASE IN CASH AND TEMPORARY CASH INVESTMENTS                    257            362            598
CASH AND TEMPORARY CASH INVESTMENTS AT BEGINNING OF YEAR             5,282          4,920          4,322
                                                                ----------------------------------------
CASH AND TEMPORARY CASH INVESTMENTS AT END OF YEAR              $    5,539     $    5,282     $    4,920
                                                                ========================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest                                                    $    4,128     $    4,904     $    4,318
    Income taxes, net of refunds                                $      955     $    2,881     $    1,882
                                                                ========================================

The accompanying notes are an integral part of these consolidated statements.

2002 BAM!
BOOKS-A-MILLION
ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Books-A-Million, Inc. and its subsidiaries (the "Company") are principally engaged in the sale of books, magazines and related items through a chain of retail bookstores. The Company presently operates 204 bookstores in 18 states and the District of Columbia, which are predominantly located in the southeastern United States. The Company also serves as a wholesale book distributor for certain other retailers and wholesalers and operates a retail Internet website. The Company presently consists of Books-A-Million, Inc., and its wholly owned subsidiaries, American Wholesale Book Company, Inc. ("American Wholesale"), and American Internet Services, Inc. ("AIS"). All significant intercompany balances and transactions have been eliminated in consolidation.

BASIS OF PRESENTATION

The Company operates on a 52-53 week year, with the fiscal year ending on the Saturday closest to January 31. Fiscal years 2000 and 2002 were 52-week periods. Fiscal year 2001 was a 53-week period.

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

GOODWILL

The Company
continually evaluates whether events or circumstances have occurred that indicate the remaining useful life of goodwill may warrant revision. The Company's policy is to recognize any impairment as a charge to current net income.

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

                                                                      2002 BAM!
                                                                BOOKS-A-MILLION
                                                                  ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

                                                                    Fiscal Year Ended
(In thousands)                                       2/2/02            2/3/01             1/29/00
--------------------------------------------------------------------------------------------------
Weighted average shares outstanding:
  Basic                                              16,667            17,955              17,981
  Dilutive effect of stock options outstanding          278                36                 269
                                                     ---------------------------------------------
  Diluted                                            16,945            17,991              18,250
                                                     =============================================

Options outstanding of 1,773,000, 1,391,000 and 464,000 for the years ended February 2, 2002, February 3, 2001 and January 29, 2000, respectively, were not included in the table above as they were anti-dilutive.

DISCLOSURE OF FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure About Fair Value of Financial Instruments," requires all businesses to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. Based upon their remaining term to maturity and the current interest rate environment, the estimated fair values of the Company's financial instruments recognized on the balance sheet at February 2, 2002 and February 3, 2001 approximate their carrying values at those dates.

LEGAL

The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position or results of operations of the Company.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivatives and Certain Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The adoption of these statements may increase volatility of earnings. The Company adopted these statements on February 4, 2001. The adoption of these statements resulted in a cumulative after-tax increase to other comprehensive loss, pertaining to prior years, of $465,000 and an after-tax increase to other comprehensive loss, for the current year, of $752,000, of which $69,000 reduced net income for the period ended February 2, 2002. The $2.0 million liability related to the derivatives is reflected in Accrued Expenses, and the relative tax benefit of $761,000 is reflected in Current Deferred Tax Assets in the accompanying condensed consolidated balance sheet at February 2, 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Business combinations initiated after June 30, 2001, must be accounted for under the provisions of these two statements. The Company must also apply these provisions to previously recorded business combinations as of January 1, 2002. The principal provisions of SFAS No. 141 and SFAS No. 142 are as follows:

2002 BAM!
BOOKS-A-MILLION
ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


- All business combinations initiated after June 30, 2001, will be accounted for using the "purchase" method, under which the identifiable assets and liabilities of the acquired business are recorded at their respective fair market values with the residual amount being recorded as goodwill. The "pooling-of-interests" method, under which the financial statements of the acquirer and the acquiree were combined as if the two businesses had always been one, will no longer be used.

- Goodwill and identifiable intangible assets will no longer be amortized over a maximum period of forty years. Goodwill will not be amortized but will instead be tested for impairment annually or upon the occurrence of certain "triggering events". Identifiable intangible assets will be amortized over their expected useful lives; those with indefinite expected useful lives will not be amortized. Identifiable intangible assets will continue to be tested for impairment under previously existing accounting standards.

Additionally, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" during 2001. SFAS No. 143 related to obligations which generally are incurred in connection with the ownership of real property. The Company currently leases the substantial majority of our real property and, therefore, the provisions of SFAS No. 143 do not apply to our current operations.

SFAS No. 144 superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations and Transactions," "Reporting the Effects of Disposal of a Segment of a Business," and "Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. SFAS No. 144 also amended Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary.

The Company adopted SFAS No. 142, SFAS No. 143 and SFAS No. 144 on February 3, 2002, and expects the adoption of these standards to have no material impact on financial condition, results of operations or cash flows.

PRIOR YEAR RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. INCOME TAXES

A summary of the components of the income tax provision is as follows (dollars in thousands):

                                                       Fiscal Year Ended
                                           2/2/02            2/3/01           1/29/00
---------------------------------------------------------------------------------------
Current:
  Federal                                 $ 2,410           $ 1,386           $ 3,448
  State                                        86                53               296
                                          ---------------------------------------------
                                            2,496             1,439             3,744
                                          ---------------------------------------------
Deferred taxes arising from:
  Depreciation                                540              (871)            1,270
  Accruals                                   (113)              593              (522)
  Inventory                                  (366)             (110)             (113)
  Other                                      (114)              828              (738)
                                          ---------------------------------------------
                                              (53)              440              (103)
                                          ---------------------------------------------
Provision for income taxes                $ 2,443           $ 1,879           $ 3,641
                                          =============================================

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

                                                         Fiscal Year Ended
                                              2/2/02         2/3/01         1/29/00
------------------------------------------------------------------------------------
Federal statutory income tax rate              34.0%          34.0%          34.0%
State income tax provision                      1.3%           1.0%           2.8%
Other                                           2.7%           3.0%           1.2%
                                               -------------------------------------
Effective income tax rate                      38.0%          38.0%          38.0%
                                               =====================================

                                                                      2002 BAM!
                                                                BOOKS-A-MILLION
                                                                  ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Temporary differences which created deferred tax assets and liabilities at February 2, 2002 and February 3, 2001, are detailed below (DOLLARS IN THOUSANDS):

                                                  AS OF 2/2/02                      As of 2/3/01
                                           ------------------------------------------------------------
                                           CURRENT       NONCURRENT          Current       Noncurrent
-------------------------------------------------------------------------------------------------------
Depreciation                                $   --          $(1,944)          $   --          $(1,404)
Accruals                                     2,656               --            2,543               --
Interest rate swap                             761               --               --               --
Inventory                                    1,354               --              988               --
Other                                          322              (98)             260             (150)
                                            ---------------------------------------------------------
Deferred tax asset (liability)              $5,093          $(2,042)          $3,791          $(1,554)
                                            =========================================================

No valuation allowance is deemed necessary by management, as the realization of recorded deferred tax assets is considered more likely than not.

3. DEBT AND LINES OF CREDIT

The Company has a revolving credit facility that allows borrowings up to $90 million for which no principal repayments are due until the facility expires on June 18, 2003, and an unsecured working capital line of credit for $15 million, which is subject to annual renewal. Both credit facilities have certain financial and non-financial covenants with which the Company is in compliance. As of February 2, 2002 and February 3, 2001, $31.1 million and $33.3 million, respectively, were outstanding under these credit facilities. The maximum and average outstanding balances during fiscal 2002 were $77.0 million and $63.4 million, respectively. The outstanding borrowings as of February 2, 2002, had interest rates ranging from 2.75% to 3.13%. The Company is currently negotiating to renew its credit facilities until fiscal year 2006. The new facility should be completed by the second quarter of fiscal year 2003.

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

During fiscal 1996 and fiscal 1995, the Company financed the acquisition and construction of certain warehouse and distribution facilities through loans, obtained from the proceeds of an industrial development revenue bond (the "Bond"), which are secured by a mortgage interest in these facilities. As of February 2, 2002 and February 3, 2001, there was $7.5 million of borrowings outstanding under these arrangements, at variable rates. The Bond has a maturity date of December 1, 2019, with a purchase provision obligating the Company to repurchase the Bond on May 11, 2005, unless extended by the bondholder. Such an extension may be renewed annually by the bondholder, at the Company's request, to a date no more than five years from the renewal date. The Company maintains a $7.5 million interest rate swap that effectively fixes the interest rate on the Bond at 7.98%. The swap was entered into in May 1996 and has a term of ten years.

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

The Company also leases certain office, warehouse and retail store space from related parties. Rental expense under these leases was approximately $651,000, $658,000 and $674,000 in fiscal 2002, 2001 and 2000, respectively. Total minimum future rental payments under these leases are $902,000.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of February 2, 2002, are as follows (in thousands):

                  Fiscal Year
                  ---------------------------------
                  2003                   $  29,492
                  2004                      26,354
                  2005                      23,953
                  2006                      21,246
                  2007                      16,011
                  Subsequent years          31,942
                                          --------
                  Total                   $148,998
                                          ========

2002 BAM!
BOOKS-A-MILLION
ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Rental expense for all operating leases consisted of the following (in thousands):

                                            Fiscal Year Ended
                                2/2/02            2/3/01          1/29/00
--------------------------------------------------------------------------
Minimum rentals                 $28,880          $26,084          $23,458
Contingent rentals                  595              496              596
                                ------------------------------------------
Total                           $29,475          $26,580          $24,054
                                ==========================================

5. EMPLOYEE BENEFIT PLANS

401(K) PROFIT-SHARING PLAN

The Company and its subsidiaries maintain a 401(k) plan covering all employees who have completed 12 months of service and who are at least 21 years of age, and permit participants to contribute from 2% to 15% of compensation to the plan. Company matching and supplemental contributions are made at management's discretion. The expense under this plan was $417,000, $335,000 and $554,000 in fiscal 2002, 2001 and 2000, respectively.

STOCK OPTION PLAN

The Company maintains a stock option plan reserving 3,800,000 shares of the Company's common stock for grants to executive officers, directors, and key employees. Prior to January 9, 2001, all options granted to employees become exercisable in equal annual increments over a five-year period and expire on the sixth anniversary of the date of grant. On January 9, 2001, the Compensation Committee approved an amendment to the Stock Option Plan that allows all options granted after that date to vest in equal annual increments over a three-year period and expire on the tenth anniversary of the date of the grant. All stock options have exercise prices generally equal to the fair market value of the common stock on the date of grant. A summary of the status of the Company's stock option plan is as follows (shares in thousands):

                                                                               Fiscal Year Ended
                                         -----------------------------------------------------------------------------------------
                                             FEBRUARY 2, 2002             February 3, 2001                 January 29, 2000
                                         -----------------------------------------------------------------------------------------
                                                         WEIGHTED                     Weighted                        Weighted
                                                          AVERAGE                      Average                         Average
                                         SHARES       EXERCISE PRICE  Shares       Exercise Price      Shares      Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year          2,192           $5.79        1,562           $8.26           1,335           $8.25
Granted                                     439            3.10          804            1.87             632            8.21
Exercised                                    (1)           1.69           --              --             (49)           6.31
Forfeited                                  (150)           5.89         (174)           9.84            (356)           8.44
                                          ----------------------------------------------------------------------------------------
Outstanding at end of year                2,480           $5.29        2,192           $5.79           1,562           $8.26
                                          ----------------------------------------------------------------------------------------
Exercisable at end of year                1,107           $6.14          736           $7.57             363           $8.62
                                          ----------------------------------------------------------------------------------------
Weighted average fair value
  of options granted                                      $3.03                       $ 1.75                           $7.33
                                          ========================================================================================

During fiscal years 2002, 2001 and 2000, the Company recognized tax benefits related to the exercise of stock options in the amount of $0, $0 and $57,000, respectively. The tax benefits were credited to paid-in capital in the respective years.

The following table summarizes information about stock options outstanding at February 2, 2002 (shares in thousands):

                                            Options Outstanding                                Options Exercisable
                        ------------------------------------------------------------------------------------------------
                                                  Weighted
                            Number                 Average                                   Number
                        Outstanding at            Remaining              Weighted        Exercisable at     Weighted
   Range of               February 2,            Contractual              Average          February 2,      Average
Exercise Price               2002                Life (Years)          Exercise Price         2002       Exercise Price
------------------------------------------------------------------------------------------------------------------------
$1.38 - $ 5.88               1,625                  7.12                   $3.24               690           $4.11
$5.89 - $13.00                855                   3.40                   $9.19               417           $9.50

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 established financial accounting and reporting standards for stock-based compensation and for transactions in which an entity issues its equity

                                                                      2002 BAM!
                                                                BOOKS-A-MILLION
                                                                  ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


instruments to acquire goods and services for non-employees. In accordance with SFAS No. 123, the Company continues to account for and record compensation expense under APB No. 25. However, the Company adopted the disclosure only provisions of SFAS No. 123, as required. If the Company had recorded compensation expense in accordance with SFAS No. 123 under the fair value based method, the Company's net income and net income per share would have been as indicated below:

                                                                  Fiscal Year Ended
(In thousands except per share data)              2/2/02            2/3/01                1/29/00
--------------------------------------------------------------------------------------------------
Net income-as reported                            $3,985            $3,066                $5,942
Net income-pro forma                               2,852             2,024                 5,307
Net income per share-diluted, as reported           0.24              0.17                  0.33
Net income per share-diluted, pro forma             0.17              0.11                  0.29

For the purposes of the foregoing calculation, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used in connection with this model show no expected dividend yield, a six-year or ten-year expected life of the options, and an expected stock price volatility rate of 1.21 with risk-free interest rates ranging from 3.76% to 5.61%.

EMPLOYEE STOCK PURCHASE PLAN

The Company maintains an employee stock purchase plan under which 200,000 shares of the Company's common stock are reserved for purchase by employees at 85% of the fair market value of the common stock. Of the total reserved shares, 136,535 shares have been purchased as of February 2, 2002.

6. RELATED PARTY TRANSACTIONS

Certain stockholders of the Company have controlling ownership interests in other entities with which the Company conducts business. Transactions between the Company and these various other entities ("related parties") are summarized in the following paragraphs and Note 4.

The Company purchases a portion of its inventories for resale from related parties; such purchases amounted to $31,058,000, $34,128,000 and $34,548,000 in fiscal 2002, 2001 and 2000, respectively. The Company sells a portion of its inventories to related parties; such sales amounted to $1,905,000, $3,940,000 and $2,841,000 in fiscal 2002, 2001 and 2000, respectively. The Company also purchases logistics services from related parties that amounted to $64,000, $250,000 and $445,000 in fiscal 2002, 2001 and 2000, respectively.

7. ACQUISITION OF CERTAIN ASSETS

During March 2001, the Company acquired inventory and lease-rights of eighteen stores from Crown Books Corporation for $6.5 million. The stores are located in the Chicago, Illinois and Washington, D.C. metropolitan areas. The results of operations for these stores were reflected in the consolidated financial statements beginning in the first quarter of fiscal 2002.

8. COMMITMENTS AND CONTINGENCIES

The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position or results of operations of the Company.

9. INDEPENDENT PUBLIC AUDITORS

Arthur Andersen LLP was the Company's independent auditors for fiscal 2002 and has been its independent auditors since its initial public offering in 1992. The Company dismissed Arthur Andersen LLP as its independent auditors on April 26, 2002. The decision to dismiss Arthur Andersen as the Company's independent auditors was recommended and approved by the Audit Committee. Arthur Andersen's report on the Company's financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. In addition, during the two most recent fiscal years and since the end of fiscal year 2002, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen would have caused Arthur Andersen to make reference to the subject matter of the disagreement in connection with its report.

2002 BAM!
BOOKS-A-MILLION
ANNUAL REPORT


REPORT OF INDEPENDENT ACCOUNTANTS


To Books-A-Million, Inc.:

We have audited the accompanying consolidated balance sheets of Books-A-Million, Inc. (a Delaware corporation), and its subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, stockholders' investment, and cash flows for each of the three fiscal years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Books-A-Million, Inc. and its subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the financial statements, effective February 4, 2001, Books-A-Million, Inc. changed its method of accounting for derivative instruments and hedging activities.



                                       ARTHUR ANDERSEN LLP


Birmingham, Alabama
March 19, 2002

                                                                      2002 BAM!
                                                                BOOKS-A-MILLION
                                                                  ANNUAL REPORT


SUMMARY OF QUARTERLY RESULTS (UNAUDITED)


                                                                           FISCAL YEAR ENDED FEBRUARY 2, 2002
                                                 ---------------------------------------------------------------------------------
                                                   First            Second             Third            Fourth
(In thousands, except per share amounts)          Quarter           Quarter           Quarter           Quarter            Total
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                        $ 97,490          $ 104,011          $ 97,812          $143,573         $442,886
Gross profit                                       25,486             26,842            24,207            41,696          118,231
Operating profit (loss)                               598                 52            (1,878)           12,085           10,857
Net income (loss)                                    (415)              (676)           (1,866)            6,942            3,985
Net income (loss) per share - basic (1)             (0.02)             (0.04)            (0.11)             0.43             0.24
Net income (loss) per share - diluted(1)            (0.02)             (0.04)            (0.11)             0.42             0.24

                                                                         Fiscal Year Ended February 3, 2001
                                                 ------------------------------------------------------------------------------
                                                  First           Second             Third           Fourth
(In thousands, except per share amounts)         Quarter          Quarter           Quarter          Quarter            Total
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                        $93,099         $ 93,629          $ 90,133          $141,745         $418,606
Gross profit                                      24,700           24,344            22,235            37,930          109,209
Operating profit (loss)                            1,793              342            (1,295)            8,909            9,749
Net income (loss)                                    471             (568)           (1,637)            4,800            3,066
Net income (loss) per share - basic (1)             0.03            (0.03)            (0.09)             0.27             0.17
Net income (loss) per share - diluted(1)            0.03            (0.03)            (0.09)             0.27             0.17

(1) The sum of quarterly per share amounts are different from the annual per share amounts because of differences in the weighted average number of common and common equivalent shares used in the quarterly and annual computations.

2002 BAM!
BOOKS-A-MILLION
ANNUAL REPORT


DIRECTORS AND CORPORATE OFFICERS


BOARD OF DIRECTORS                           CORPORATE OFFICERS

CLYDE B. ANDERSON                            CLYDE B. ANDERSON
Chairman of the Board                        Chairman of the Board
and Chief Executive Officer                  and Chief Executive Officer

CHARLES C. ANDERSON                          SANDRA B. COCHRAN
Retired Chairman                             President and Secretary

TERRY C. ANDERSON                            TERRANCE G. FINLEY
Chief Executive Officer and President,       Executive Vice President,
American Promotional Events, Inc.            Books-A-Million, Inc. and
                                             President,
RONALD G. BRUNO                              American Internet Services, Inc.
President,
Bruno Capital Management Corporation         RICHARD S. WALLINGTON
                                             Chief Financial Officer
DR. J. BARRY MASON
Dean, Culverhouse College of Commerce
The University of Alabama

WILLIAM H. ROGERS, JR.
Executive Vice President,
SunTrust Banks, Inc.

CORPORATE INFORMATION


CORPORATE OFFICE
Books-A-Million, Inc.
402 Industrial Lane
Birmingham, Alabama  35211
(205) 942-3737

TRANSFER AGENT
Bank of New York
(800) 524-4458

STOCKHOLDER INQUIRIES:
Stockholder Relations Department - 11E
P.O. Box 11258
Church Street Station
New York, NY 10286
E-Mail address: shareowner-svcs@bankofny.com
Bank of New York's Stock Transfer Website:
http://stock.bankofny.com

CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:
Receive and Deliver Department - 11W
P.O. Box 11002
Church Street Station
New York, NY 10286

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Birmingham, Alabama

FORM 10-K AND INVESTOR CONTACT

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002, as filed with the Securities and Exchange Commission is available without charge to stockholders upon written request. Such requests and other investor inquiries should be directed to Richard S. Wallington, the Company's Chief Financial Officer, or you can view the Company's Annual Report at www.booksamillioninc.com.

MARKET AND DIVIDEND INFORMATION

Common Stock

The Common Stock of Books-A-Million, Inc., is traded in the Nasdaq National Market under the symbol BAMM. The chart below sets forth the high and low stock prices for each quarter of the fiscal years ending February 2, 2002, and February 3, 2001.

Quarter Ended                    High        Low
--------------------------------------------------
January, 2002                  $  3.90    $  2.80
October, 2001                     3.50       2.32
July, 2001                        2.89       2.12
April, 2001                       2.54       1.72

January, 2001                  $  3.25    $  1.38
October, 2000                     3.75       2.25
July, 2000                        4.75       3.13
April, 2000                       8.25       4.00

The closing price on April 16, 2002, was $4.60. No cash dividends have been declared since completion of the Company's initial public offering in 1992. As of April 16, 2002, Books-A-Million, Inc., had approximately 11,400 stockholders based on the number of individual participants represented by security position listings.

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders will be held on June 6, 2002, at 10:00 a.m. central time at The Harbert Center, 2019 Fourth Avenue North, Birmingham, Alabama 35203. Stockholders of record as of April 16, 2002, are invited to attend this meeting.

                             Books-A-Million, Inc.
                              402 Industrial Lane
                           Birmingham, Alabama 35211

                                   2002 BAM!
                                BOOKS-A-MILLION
                                 ANNUAL REPORT

[PHOTO]

[PHOTO]

[PHOTO]

[PHOTO]

                                                                      2002 BAM!
                                                                BOOKS-A-MILLION
                                                                  ANNUAL REPORT