Form 10-K, Exhibit 13
period 2003-02-01
BOOKS A MILLION INC
filed 2003-05-02
CIK 891919

                                                                      EXHIBIT 13


                                                                 BOOKS-A-MILLION
                                                              2003 ANNUAL REPORT

FIVE-YEAR HIGHLIGHTS

                                                                For the Fiscal Year Ended
                                             2/1/03(1)    2/2/02(2)    2/3/01(2)   1/29/00(3)    1/30/99(3)
(In thousands, except per share amounts)     52 weeks     52 weeks     53 weeks     52 weeks      52 weeks
----------------------------------------     ---------    ---------    ---------   ----------    ----------
STATEMENT OF OPERATIONS DATA
Net sales                                     $442,660     $442,755     $418,442     $403,877     $347,672
Income before cumulative effect
   of a change in accounting principle(1)        2,602        3,919        2,980        5,851        4,410
Net income                                       1,401        3,919        2,980        5,851        4,410
Earnings per share -- diluted, before
   cumulative effect of a change in
   accounting principle(1)                        0.16         0.23         0.17         0.32         0.25
Earnings per share -- diluted                     0.08         0.23         0.17         0.32         0.25
Weighted average shares -- diluted              16,566       16,945       17,991       18,250       17,554
Capital investment                              17,042       11,709       12,417       13,462       15,682

BALANCE SHEET DATA
Property and equipment, net                   $ 57,146     $ 56,716     $ 60,659     $ 64,232     $ 67,377
Total assets                                   307,718      294,858      292,199      287,327      272,037
Long-term debt                                  44,942       38,846       41,526       35,936       36,944
Stockholders' equity                           122,868      121,338      122,259      120,520      114,229

OTHER DATA
Working capital                               $112,596     $105,483     $103,153     $ 92,987     $ 83,229
Debt to total capital ratio                       0.27         0.24         0.25         0.23         0.24

OPERATIONAL DATA
Total number of stores                             207          204          185          180          173
Number of superstores                              163          157          145          135          124
Number of traditional stores                        37           40           37           43           47
Number of Joe Muggs newsstands                       7            7            3            2            2

         (1) Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, as discussed in Note 1 of the Consolidated Financial Statements.

         (2) The Company has restated its financial statements as discussed in Note 10 of the Consolidated Financial Statements.

         (3) The Company has restated its financial statements for the fiscal years ended January 29, 2000 and January 30, 1999, which are unaudited, for the reasons indicated in (2).

LETTER TO STOCKHOLDERS:


Fiscal Year 2003 presented our company with many challenges and we, like most other retailers, fought hard to adapt to a rapidly changing world and an unpredictable retail environment. Overall, we were disappointed in our earnings results. We had clearly expected and hoped to do better. A weakened economy, the underperformance of key titles from big name authors and consumer caution during the critical holiday season combined to make an already competitive landscape even more challenging.

Our response as an organization was to do all we could to control expenses, to focus on top line sales in categories with strong growth potential and to leverage our investments in systems improvements to better manage inventories. We made substantial progress in all these areas and we remain focused on these business fundamentals as we begin a new year.

In spite of the difficult environment, we have significant progress to report which we feel positions us to achieve our goals in the coming fiscal year. We continued an aggressive store remodel program that saw us convert 57 stores to our new layout and store design criteria. These remodeled stores performed well for us and outpaced the chain's performance as a whole. The layout changes are dramatic and respond to a careful analysis of our markets and our customers' needs. We have adjusted the space devoted to under-performing areas such as music, greeting cards and bargain books, providing more space for growth areas such as our collectibles and gift businesses and the strong book categories such as cooking, home design and diet and health.

Several positive sales trends emerged which we also find encouraging. With the troubled world environment, we saw categories such as world events, cooking, domestic travel, entertainment, religion and healthy living gain ground. Our collector card business was extremely strong, led by the enormous success of Yu-Gi-Oh trading cards. At year's end, we had over 15,000 Yu-Gi-Oh league participants in our stores every Saturday. Our Joe Muggs cafes also continue to be a bright spot, and we had success with new product introductions such as our Frappe blended drinks and a new espresso brownie.

Our technology group focused on a number of systems enhancements that improved customer service, delivered cost savings and promise to add even more value in the years ahead. We completed the installation of our new cash register system, vastly improving speed and service at the checkout. Other back-end enhancements are saving us money in such areas as payroll processing, credit card processing and network efficiency.

                                                                 BOOKS-A-MILLION
                                                              2003 ANNUAL REPORT



In the end, we remain focused on sales and profits. Our merchandising team is searching for fresh ideas, new products, and innovative promotions for books. We are reinvigorating our proprietary publishing efforts and our import program to bring good value and unique books and gifts to our customers. June 21st 2003 brings the new Harry Potter title to our stores. We will be pulling out all the stops to make the most of the year's biggest book.

We hope to see you in a store very soon, perhaps June 21st, and we thank you for your continued interest and support.


Sincerely,

/s/ Clyde B. Anderson

Clyde B. Anderson
Chairman and Chief Executive Officer


FINANCIAL HIGHLIGHTS

                                                       Fiscal Year Ended
(In thousands, except per share amounts)            2/1/03(1)      2/2/02(2)
----------------------------------------------------------------------------
Net sales                                           $442,660       $442,755
Operating profit                                       8,368         10,750
Income before cumulative effect of change in
  accounting principle                                 2,602          3,919
Net income                                             1,401          3,919
Income per share -- diluted, before cumulative
  effect of change in accounting principle              0.16           0.23
Net income per share -- diluted                         0.08           0.23


                                                             As of
(In thousands)                                      2/1/03(1)      2/2/02(2)
----------------------------------------------------------------------------
Working capital                                     $112,596       $105,483
Total assets                                         307,718        294,858
Stockholders' equity                                 122,868        121,338

         (1) Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, as discussed in Note 1 of the Consolidated Financial Statements.

         (2) The Company has restated its financial statements as discussed in Note 10 of the Consolidated Financial Statements.

SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                            Fiscal Year Ended
(In thousands, except per share data)                             2/1/03(1)      2/2/02(2)     2/3/01(2)     1/29/00(3)   1/30/99(3)
                                                                  ---------       --------      --------      --------      --------
Statement of Operations Data:
Net sales                                                         $ 442,660       $442,755      $418,442      $403,877      $347,672
Cost of products sold, including warehouse distribution
  and occupancy costs                                               324,280        319,338       304,142       292,440       253,312
                                                                  ---------       --------      --------      --------      --------
Gross profit                                                        118,380        123,417       114,300       111,437        94,360
Operating, selling and
  administrative expenses                                            93,681         97,092        89,897        83,960        69,838
                                                                  ---------       --------      --------      --------      --------
Depreciation and amortization                                        16,331         15,575        14,793        13,830        12,974
Operating profit                                                      8,368         10,750         9,610        13,647        11,548
Interest expense, net                                                 4,171          4,429         4,804         4,211         4,435
                                                                  ---------       --------      --------      --------      --------
Income before income taxes and cumulative effect of
  change in accounting principle                                      4,197          6,321         4,806         9,436         7,113
Provision for income taxes                                            1,595          2,402         1,826         3,585         2,703
                                                                  ---------       --------      --------      --------      --------
Income before cumulative effect of change in
  accounting principle                                                2,602          3,919         2,980         5,851         4,410
Cumulative effect of change in accounting principle(1)               (1,201)            --            --            --            --
                                                                  ---------       --------      --------      --------      --------
Net income                                                        $   1,401       $  3,919      $  2,980      $  5,851      $  4,410
                                                                  =========       ========      ========      ========      ========
Net income per common share:
  Basic
    Income per share before effect of change in
      accounting principle                                        $    0.16       $   0.24      $   0.17      $   0.33      $   0.25
    Cumulative effect of change in accounting principle(1)            (0.07)            --            --            --            --
                                                                  ---------       --------      --------      --------      --------
    Net income per share                                          $    0.09       $   0.24      $   0.17      $   0.33      $   0.25
                                                                  =========       ========      ========      ========      ========
Weighted average number of shares outstanding -- basic
  Diluted                                                            16,190         16,667        17,955        17,981        17,497
                                                                  =========       ========      ========      ========      ========
    Income per share before effect of change in
      accounting principle                                        $    0.16       $   0.23      $   0.17      $   0.32      $   0.25
    Cumulative effect of change in accounting principle(1)            (0.08)            --            --            --            --
                                                                  =========       ========      ========      ========      ========
    Net income per share                                          $    0.08       $   0.23      $   0.17      $   0.32      $   0.25
                                                                  =========       ========      ========      ========      ========
Weighted average number of shares outstanding -- diluted             16,566         16,945        17,991        18,250        17,554
                                                                  =========       ========      ========      ========      ========
Pro forma amounts assuming the change in accounting
  principle was applied retroactively:(1)
Net income                                                              N/A       $  3,866      $  2,728      $  5,772      $  4,310
Net income per share -- basic                                           N/A           0.23          0.15          0.32          0.25
Net income per share -- diluted                                         N/A           0.23          0.15          0.32          0.25

Balance Sheet Data:
Property and equipment, net                                       $  57,146       $ 56,716      $ 60,659      $ 64,232      $ 67,377
Total assets                                                        307,718        294,858       292,199       287,327       272,037
Long-term debt                                                       44,942         38,846        41,526        35,936        36,944
Stockholders' equity                                                122,868        121,338       122,259       120,520       114,229

Other Data:
Working capital                                                   $ 112,596       $105,483      $103,153      $ 92,987      $ 83,229

                                                                 BOOKS-A-MILLION
                                                              2003 ANNUAL REPORT

(1) Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, as discussed in Note 1 of the Consolidated Financial Statements.

(2) The Company has restated its financial statements as discussed in Note 10 of the Consolidated Financial Statements.

(3) The Company has restated its financial statements for the fiscal years ended January 29, 2000 and January 30, 1999, which are unaudited, for the reasons indicated in (2).


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

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

GENERAL

The Company was founded in 1917 and currently operates 207 retail bookstores, including 163 superstores, concentrated in the southeastern United States.

The Company's growth strategy is focused on opening superstores in new and existing market areas, particularly in the Southeast. In addition to opening new stores, management intends to continue its practice of reviewing the profitability trends and prospects of existing stores and closing or relocating under-performing stores or converting stores to different formats.

Comparable store sales are determined each fiscal quarter during the year based on all stores that have been open at least 12 full months as of the first day of the fiscal quarter. Any stores closed during a fiscal quarter are excluded from comparable store sales as of the first day of the quarter in which they close.

Subsequent to the issuance of the Company's fiscal 2002 financial statements, the Company decided that it was necessary to restate its fiscal 2002 and 2001 financial statements to adjust the accounting treatment of its Millionaire's Club Card. As a result, the Company now defers and amortizes the membership revenue from its Millionaire's Club Card based upon the historical usage of the card over the 12-month life. Such revenue was previously recorded when received from the customer. Additional information related to the restatement of the consolidated financial statements and related notes as of and for the years ended February 2, 2002 and February 3, 2001 is included in Note 10 of the consolidated financial statements. The following discussion and analysis gives effect to the restatement.

CRITICAL ACCOUNTING POLICIES

Inventories

Physical inventories are taken throughout the fiscal period. Store inventory counts are performed by an independent inventory service while warehouse inventory counts are performed internally. All physical inventory counts are reconciled to the Company's records. The Company's accrual for inventory shortages is estimated based upon historical inventory shortage results.

Cost is assigned to store and warehouse inventories using the retail inventory method. Using this method, store and warehouse inventories are valued by applying a calculated cost-to-retail ratio to the retail value of inventories. The retail method is an averaging method that is widely used within the retail industry. This methodology also requires certain significant management estimates and judgments involving markdowns, the allocation of vendor allowances and shrinkage. These practices affect ending inventories at cost as well as the resulting gross margins and inventory turnover ratios.

Vendor Allowances

The Company receives allowances from its vendors from a variety of programs and arrangements, including merchandise placement and cooperative advertising programs. Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, which addresses the accounting for vendor allowances. As a result of the adoption of this statement, vendor allowances in excess of incremental direct costs are reflected as a reduction of inventory costs and recognized in cost of products sold upon the sale of the related inventory. The impact of the adoption of EITF No. 02-16 is reflected as a cumulative effect of a change in accounting principle as of February 3, 2002 of approximately $1.2 million (net of income tax benefit of $736,000), or $0.08 per diluted share decrease to earnings. Prior to fiscal 2003, the Company recognized these vendor allowances over the period covered by the vendor arrangement.

Accrued Expenses

On a monthly basis, certain material expenses are estimated and accrued to properly record those expenses in the period incurred. Such estimates include those made for payroll and employee benefits costs, occupancy costs and advertising expenses among other items. These estimates are made based upon current and historical results.

Differences in management's estimates and assumptions could result in accruals that are materially different from the actual results.

                                                                 BOOKS-A-MILLION
                                                              2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition & Results of Operations



Results of Operations

The following table sets forth statement of operations data expressed as a percentage of net sales for the periods presented.



                                                                                           Fiscal Year Ended
                                                                               2/1/03           2/2/02           2/3/01
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                      100.0%           100.0%           100.0%
Gross profit                                                                    26.7%            27.8%            27.3%
Operating, selling and administrative expenses                                  21.2%            21.9%            21.5%
Depreciation and amortization                                                    3.7%             3.5%             3.5%
Operating profit                                                                 1.8%             2.4%             2.3%
Interest expense, net                                                            0.9%             1.0%             1.2%
Income before income taxes and cumulative effect of
  change in accounting principle                                                 0.9%             1.4%             1.1%
Provision for income taxes                                                       0.3%             0.5%             0.4%
Income before cumulative effect of change in
  accounting principle                                                           0.6%             0.9%             0.7%
Cumulative effect of change in accounting principle, net of tax                  0.3%             0.0%             0.0%
Net income                                                                       0.3%             0.9%             0.7%

FISCAL 2003 COMPARED TO FISCAL 2002

Consolidated net sales decreased $0.1 million to $442.7 million in fiscal 2003 from $442.8 million in fiscal 2002. Comparable store sales decreased 2.6% when compared to the same 52-week period last year. Comparable store sales for all book categories decreased 1.2% for comparable 52-week periods. The remainder of the decrease in comparable store sales was driven by lower music sales (a discontinued line of merchandise). The Company opened six new stores during fiscal 2003 and closed three underperforming stores.

Net sales for the retail trade segment increased $1.4 million, or 0.3%, to $437.3 million in fiscal 2003 from $435.9 million in fiscal 2002. The slight increase in sales was due to the six new stores opened during fiscal year 2003. Net sales for the electronic commerce segment increased $1.1 million, or 4.6%, to $23.3 million in fiscal 2003 from $22.2 million in fiscal 2002. This increase was primarily due to growth in business-to-business sales volume during fiscal 2003.

The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company's marketing programs, pricing strategies, store operations and competition.

Gross profit decreased $5.0 million, or 4.1%, to $118.4 million in fiscal 2003 from $123.4 million in fiscal 2002. Gross profit as a percentage of net sales decreased to 26.7% in fiscal 2003 from 27.8% in fiscal 2002, primarily due to higher occupancy costs as a percentage of sales combined with more promotional discount activity during fiscal 2003.

Operating, selling and administrative expenses decreased $3.4 million, or 3.5%, to $93.7 million in fiscal 2003, from $97.1 million in fiscal 2002. Operating, selling and administrative expenses as a percentage of net sales decreased to 21.2% in fiscal 2003 from 21.9% in fiscal 2002, primarily due to lower corporate expenses.

Depreciation and amortization increased $0.7 million, or 4.9% to $16.3 million in fiscal 2003 from $15.6 million in fiscal 2002. Depreciation and amortization as a percentage of net sales increased to 3.7% in fiscal 2003 from 3.5% in fiscal 2002, due to the increased number of superstores operated by the Company combined with capital improvements made to existing stores this year.

Consolidated operating profit was $8.4 million for fiscal 2003 compared to $10.8 million in fiscal 2002. Operating profit for the retail trade segment was $8.8 million in fiscal 2003 versus $12.4 million in fiscal 2002. This decrease was primarily attributable to the lower comparable store sales during fiscal 2003. The operating loss for the electronic commerce segment was $0.9 million compared to the fiscal 2002 loss of $1.7 million. The improvement in operating results was due to improved gross margin as a percent to sales, as well as lower operating costs as a percent to sales.

Net interest expense decreased $0.2 million, or 5.8%, to $4.2 million in fiscal 2003 from $4.4 million in fiscal 2002, primarily due to lower average interest rates during fiscal 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS


Effective February 3, 2002, the Company adopted Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (including a reseller) for Certain Consideration Received from a Vendor, which addresses the accounting for vendor allowances. The adoption of this accounting principle resulted in a cumulative after-tax reduction to net income of $1.2 million, or $0.08 per diluted share. Additional information is included in Note 1 to the consolidated financial statements.

FISCAL 2002 COMPARED TO FISCAL 2001

Consolidated net sales increased $24.4 million, or 5.8%, to $442.8 million in fiscal 2002 from $418.4 million in fiscal 2001. Comparable store sales decreased 2.8% when compared to the same 52-week period last year. Excluding the effects of sales of collectible merchandise, comparable store sales increased 0.3% for the period. The increase in net sales resulted from net sales generated by 18 stores acquired from Crown Books Corporation in March 2001 combined with seven new stores opened during fiscal 2002. In addition, the Company closed six underperforming stores in fiscal 2002.

Net sales for the retail trade segment increased $20.8 million, or 5.0%, to $435.9 million in fiscal 2002 from $415.1 million in fiscal 2001. The increase in sales was due to sales generated from 18 stores acquired from Crown Books Corporation in March 2001, combined with seven new stores opened during fiscal 2002. Net sales for the electronic commerce segment increased $9.3 million, or 72.7%, to $22.2 million in fiscal 2002 from $12.9 million in fiscal 2001. The percentage increase in sales for fiscal 2002 was primarily due to general sales trends in the electronic commerce industry, as well as competitive pricing offered by the Company's Internet website.

The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company's marketing programs, pricing strategies, store operations and competition.

Gross profit increased $9.1 million, or 8.0%, to $123.4 million in fiscal 2002 from $114.3 million in fiscal 2001. Gross profit as a percentage of net sales increased to 27.8% in fiscal 2002 from 27.3% in fiscal 2001, primarily due to improved sales mix and less promotional activity, combined with improved inventory management.

Operating, selling and administrative expenses increased $7.2 million, or 8.0%, to $97.1 million in fiscal 2002, from $89.9 million in fiscal 2001. Operating, selling and administrative expenses as a percentage of net sales increased to 21.9% in fiscal 2002 from 21.5% in fiscal 2001, primarily due to the lower comparable store sales for fiscal 2002.

Depreciation and amortization increased $0.8 million, or 5.3%, to $15.6 million in fiscal 2002 from $14.8 million in fiscal 2001. Depreciation and amortization as a percentage of net sales was even with last year at 3.5%.

Consolidated operating profit was $10.8 million for fiscal 2002 compared to $9.6 million in fiscal 2001. Operating profit for the retail trade segment was $12.4 million versus $11.1 million in fiscal 2001. The increase was primarily due to operating profits generated by the new stores opened or acquired during fiscal 2002. The operating loss for the electronic commerce segment was $1.7 million compared to a loss of $1.9 million in fiscal 2001. The slight decrease in operating loss was due to higher sales, partially offset by lower gross margin as a percent to sales due to more competitive pricing in fiscal 2002.

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

                                                                 BOOKS-A-MILLION
                                                              2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows from operations, including credit terms from vendors, and borrowings under its credit facility. The Company has an unsecured revolving credit facility that allows borrowings up to $100.0 million, for which no principal repayments are due until the facility expires in July 2005. The credit facility has certain financial and non-financial covenants, the most restrictive of which is the maintenance of a minimum fixed charge ratio. As of February 1, 2003 and February 2, 2002, $37.4 million and $31.1 million, respectively, were outstanding under this credit facility. The maximum and average outstanding balances during fiscal 2003 were $90.4 million and $65.9 million, respectively. The outstanding borrowings as of February 1, 2003 had interest rates ranging from 2.96% to 3.01%. Additionally, as of February 1, 2003 and February 2, 2002, the Company has outstanding borrowings under an industrial revenue bond totaling $7.5 million, which is secured by certain property.

Financial Position

During fiscal 2003, the Company opened 6 new stores and closed 3 stores. The store openings, combined with growth in the title base for existing stores, resulted in increased inventory, accounts payable and long-term debt balances at February 1, 2003, as compared to February 2, 2002.

Future Commitments

The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to Books-A-Million, Inc. at February 1, 2003 (in thousands):


                                                          Payments Due Under Contractual Obligations
                                 ---------------------------------------------------------------------------------------------
                                   Total        FY 2004       FY 2005       FY 2006       FY 2007       FY 2008     Thereafter
                                 --------       -------       -------       -------       -------       -------     ----------
Long-term debt -- revolving
  credit facility                $ 37,440       $    --       $    --       $37,440       $    --       $    --       $    --
Long-term debt -- industrial
  revenue bond                      7,500            --            --         7,500            --            --            --
Note payable                          172           170             2            --            --            --            --
Operating leases                  133,722        27,713        25,368        22,648        17,611        14,167        26,215
                                 --------       -------       -------       -------       -------       -------       -------
Total of obligations             $178,834       $27,883       $25,370       $67,588       $17,611       $14,167       $26,215
                                 ========       =======       =======       =======       =======       =======       =======

Guarantees

From time to time, the Company enters into certain types of agreements that contingently require the Company to indemnify parties against third party claims. Generally, these agreements relate to: (a) agreements with vendors and suppliers, under which the Company may provide customary indemnification to its vendors and suppliers in respect of actions they take at the Company's request or otherwise on its behalf, (b) agreements with vendors who publish books or manufacture merchandise specifically for the Company to indemnify the vendor against trademark and copyright infringement claims concerning the books published or merchandise manufactured on behalf of the Company, (c) real estate leases, under which the Company may agree to indemnify the lessors for claims arising from the Company's use of the property, and (d) agreements with the Company's directors, officers and employees, under which the Company may agree to indemnify such persons for liabilities arising out of their relationship with the Company. The Company has Directors and Officers Liability Insurance, which, subject to the policy's conditions, provides coverage for indemnification amounts payable by the Company with respect to its directors and officers up to specified limits and subject to certain deductibles.

The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. Generally, a maximum obligation is not explicitly stated and therefore the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company's balance sheet at February 1, 2003.

Cash Flows

Operating activities provided cash of $10,850,000, $24,559,000 and $8,216,000 in fiscal 2003, 2002 and 2001, respectively, and included the following effects:

         - Cash used for inventories in fiscal 2003 of $15,103,000 was primarily the result of expanding the store title base in existing stores. Cash provided by inventories in fiscal 2002 was $1,047,000 and cash used for inventories in fiscal 2001 was $11,362,000.

                                                                 BOOKS-A-MILLION
                                                              2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition & Results of Operations

         - Cash provided by accounts payable in fiscal 2003 of $5,472,000 was a result of higher inventory levels for fiscal 2003. Accounts payable cash flow changes were insignificant amounts in fiscal 2002 and fiscal 2001.

         - Depreciation and amortization expenses were $16,331,000, $15,575,000 and $14,793,000 in fiscal 2003, 2002 and 2001, respectively. The increases each year in depreciation and amortization were due to capital expenditures in each of the fiscal years.

Cash flows used in investing activities reflected a $16,982,000, $18,206,000 and $12,351,000 net use of cash for fiscal 2003, 2002 and 2001, respectively. Cash was used primarily to fund capital expenditures for new store openings, acquisitions of stores, renovation and improvements to existing stores, warehouse distribution purposes and investments in management information systems.

Financing activities provided cash of $5,897,000 in fiscal 2003 from borrowings under the credit facility. In fiscal 2002, cash used in financing activities was $6,265,000, which was used to repurchase 1,412,000 shares of common stock and to repay debt under the credit facility. In fiscal 2001, cash provided by financing activities was $4,339,000 from borrowings under the credit agreement.

Outlook

For fiscal 2004, the Company currently expects to open approximately six to eight new stores, relocate or remodel approximately 20 to 25 stores and close approximately two to four stores. Management estimates that capital expenditures for fiscal 2004 will be approximately $12.4 million and that such amounts will be used primarily for new store openings and renovations and improvements to existing stores. Management believes that existing cash balances and net cash from operating activities, together with borrowings under the Company's credit facilities, will be adequate to finance the Company's planned capital expenditures and to meet the Company's working capital requirements for fiscal 2004.

NEW ACCOUNTING STANDARDS

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 ("SEAS 148"), "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an Amendment of FASB No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of this statement are effective for financial statements for fiscal years ending after December 15, 2002, and are included herein. The Company is currently assessing the alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation included in this statement.

FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," was issued in November 2002. This interpretation requires guarantors to account at fair value for and disclose certain types of guarantees. The interpretation's disclosure requirements are effective for the Company's fiscal year ended February 1, 2003 (see Note 9 to these consolidated financial statements); the interpretation's accounting requirements are effective for guarantees issued or modified after December 31, 2002. Historically, the Company has not incurred significant costs related to performance under these types of guarantees. No material liabilities have been recorded for these obligations on the Company's consolidated balance sheet as of February 1, 2003.

FIN No. 46, "Consolidation of Variable Interest Entities," was issued in
January 2003. This interpretation requires consolidation of variable interest entities ("VIE"), also formerly referred to as "special purpose entities," if certain conditions are met. The interpretation applies immediately to VIE's created after January 31, 2003, and to interests obtained in VIE's after January 31, 2003. Beginning after June 15, 2003, the interpretation applies also to VIE's created or interests obtained in VIE's before January 31, 2003. The Company believes this interpretation will have no effect on its financial position, results of operations or cash flows.

RELATED PARTY ACTIVITIES

As discussed in Notes 4 and 6 of Notes to Consolidated Financial Statements, the Company conducts business with other entities in which certain officers, directors and principal stockholders of the Company have controlling ownership interests. The most significant related party transactions include inventory purchases from, and sales to, related parties. Related party inventory purchases decreased in fiscal 2003 due to lower purchases of music merchandise. Related party sales transactions decreased in fiscal 2003 due to lower sales of bargain books. The Company leases certain office, retail and warehouse space from related parties of which the rents have remained relatively unchanged. Management believes the terms of these related party transactions are substantially equivalent to those available from unrelated parties and, therefore, have no significant impact on gross profit.

                                                                 BOOKS-A-MILLION
                                                              2003 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS


                                                                               As Of
(Dollars in thousands, except per share amounts)                       2/1/03            2/2/02
-------------------------------------------------------------------------------------------------
                                                                                      As Restated
                                                                                       (Note 10)
Assets
Current Assets:
  Cash and cash equivalents                                           $   4,977         $   5,212
  Accounts receivable, net of allowance for doubtful
    accounts of $712 and $785, respectively                               7,799             8,040
  Related party receivables                                                 437               967
  Inventories                                                           224,019           210,853
  Prepayments and other                                                   5,380             5,680
  Deferred income taxes                                                   6,130             5,530
                                                                      ---------         ---------
      Total Current Assets                                              248,742           236,282
                                                                      ---------         ---------
Property and Equipment:
  Land                                                                      628               628
  Buildings                                                               6,118             6,106
  Equipment                                                              62,193            54,119
  Furniture and fixtures                                                 44,260            40,394
  Leasehold improvements                                                 45,899            43,213
  Construction in process                                                   270               968
                                                                      ---------         ---------
    Gross Property and Equipment                                        159,368           145,428
  Less accumulated depreciation and amortization                        102,222            88,712
                                                                      ---------         ---------
    Net Property and Equipment                                           57,146            56,716
                                                                      ---------         ---------
Other Assets:
  Goodwill, net                                                           1,368             1,368
  Other                                                                     462               492
                                                                      ---------         ---------
      Total Other Assets                                                  1,830             1,860
                                                                      ---------         ---------
      Total Assets                                                    $ 307,718         $ 294,858
                                                                      =========         =========
Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable:
    Trade                                                             $  99,585         $  97,523
    Related party                                                         9,071             5,661
  Accrued expenses                                                       24,790            24,442
  Accrued income taxes                                                    2,530             2,674
  Current portion of long-term debt                                         170               499
                                                                      ---------         ---------
      Total Current Liabilities                                         136,146           130,799
                                                                      ---------         ---------
Long-term Debt                                                           44,942            38,846
Deferred Income Taxes                                                     1,703             1,843
Other Long-term Liabilities                                               2,059             2,032
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock, $.01 par value; 1,000,000 shares
    authorized, no shares outstanding                                        --                --
  Common stock, $.01 par value; 30,000,000 shares authorized,
    18,211,706 and 18,138,963 shares issued at February 1,
    2003 and February 2, 2002, respectively                                 182               181
  Additional paid-in capital                                             70,849            70,719
  Treasury stock at cost (2,010,050 shares at February 1, 2003
    and February 2, 2002)                                                (5,271)           (5,271)
  Accumulated other comprehensive loss, net of tax                       (1,219)           (1,217)
  Retained earnings                                                      58,327            56,926
                                                                      ---------         ---------
     Total Stockholders' Equity                                         122,868           121,338
                                                                      ---------         ---------
     Total Liabilities and Stockholders' Equity                       $ 307,718         $ 294,858
                                                                      =========         =========

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                       Fiscal Year Ended
                                                                         2/1/03                2/2/02                 2/3/01
(In thousands, except per share data)                                                 As Restated, Note 10     As Restated, Note 10
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        52 Weeks              52 Weeks               53 Weeks
Net sales                                                               $ 442,660             $442,755               $418,442
Cost of products sold, including warehouse
   distribution and store occupancy costs(1)                              324,280              319,338                304,142
                                                                        ---------             --------               --------
     GROSS PROFIT                                                         118,380              123,417                114,300

Operating, selling and administrative expenses                             93,681               97,092                 89,897
Depreciation and amortization                                              16,331               15,575                 14,793
                                                                        ---------             --------               --------
     OPERATING PROFIT                                                       8,368               10,750                  9,610

Interest expense, net                                                       4,171                4,429                  4,804
                                                                        ---------             --------               --------
     INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE
     IN ACCOUNTING PRINCIPLE                                                4,197                6,321                  4,806

Provision for income taxes                                                  1,595                2,402                  1,826
                                                                        ---------             --------               --------
     INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
     ACCOUNTING PRINCIPLE                                                   2,602                3,919                  2,980

Cumulative effect of change in accounting principle,
  net of deferred income tax benefit of $736                               (1,201)                  --                     --
                                                                        ---------             --------               --------
     NET INCOME                                                         $   1,401             $  3,919               $  2,980
                                                                        =========             ========               ========

Net income per common share:
     BASIC
        Income before effect of change in accounting principle          $    0.16             $   0.24               $   0.17
        Cumulative effect of change in accounting principle                 (0.07)                  --                     --
                                                                        ---------             --------               --------
        Net income                                                      $    0.09             $   0.24               $   0.17
                                                                        ---------             --------               --------
      WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -- BASIC               16,190               16,667                 17,955
                                                                        =========             ========               ========

      DILUTED
        Income before effect of change in accounting principle          $    0.16             $   0.23               $   0.17
        Cumulative effect of change in accounting principle                 (0.08)                  --                     --
                                                                        ---------             --------               --------
        Net income                                                      $    0.08             $   0.23               $   0.17
                                                                        =========             ========               ========
      WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -- DILUTED             16,566               16,945                 17,991
                                                                        =========             ========               ========

Pro forma amounts assuming the change in accounting principle was applied retroactively:
      Net income                                                              N/A             $  3,866               $  2,728
      Net income per share -- basic                                           N/A                 0.23                   0.15
      Net income per share -- diluted                                         N/A                 0.23                   0.15

(1) Inventory purchases from related parties were $29,566, $31,492 and $34,128, respectively, for the periods presented above.

The accompanying notes are an integral part of these consolidated statements.

                                                                 BOOKS-A-MILLION
                                                              2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                                      Accumulated
                                     Common Stock      Additional     Treasury Stock                     Other            Total
                                   ----------------     Paid-In      -----------------   Retained     Comprehensive    Stockholders'
(In thousands)                     Shares    Amount     Capital       Shares    Amount   Earnings     Income (Loss)       Equity
                                   ------    ------    ----------    --------  -------   --------     --------------   ------------
BALANCE, JANUARY 29,
 2000, AS PREVIOUSLY
 REPORTED                          18,081    $ 181     $  70,564         82    $  (252)  $ 50,912       $     --         $ 121,405
                                   ------    -----       -------      -----    -------   --------        -------          --------
 Restatement for
 Millionaire's Club
 Card, net of
 income tax benefit of
 $542 (Note 10)                                                                              (885)                            (885)
                                   -----------------------------------------------------------------------------------------------

BALANCE, JANUARY 29,
 2000, AS RESTATED                 18,081      181        70,564         82       (252)    50,027             --           120,520
  Net income, as restated                                                                   2,980                            2,980
  Purchase of treasury
  stock                                                                 516     (1,311)                                     (1,311)
  Issuance of stock
   for employee
   stock purchase plan                 11                     70                                                                70
                                   ------    -----       -------      -----    -------   --------        -------          --------
BALANCE, FEBRUARY 3,
  2001, AS RESTATED                18,092      181        70,634        598     (1,563)    53,007             --           122,259
                                   ======    =====       =======      =====    =======   ========        =======          ========

  Net income, as restated                                                                   3,919                            3,919
  Cumulative effect of
   accounting change for
   derivative instruments,
   net of tax benefit of $285                                                                               (465)             (465)
  Unrealized loss on
   accounting for derivative
   instruments,
   net of tax benefit of $461                                                                              (752)              (752)
  Subtotal of comprehensive                                                                                               --------
   income                                                                                                                    2,702
  Purchase of treasury stock                                          1,412     (3,708)                                     (3,708)
  Issuance of stock for
   employee
   stock purchase plan                 46       --            83                                                                83
  Exercise of stock options             1                      2                                                                 2
                                   ------    -----       -------      -----    -------   --------        -------          --------
BALANCE, FEBRUARY 2, 2002,
 AS RESTATED                       18,139      181        70,719      2,010     (5,271)    56,926         (1,217)          121,338
                                   ======    =====       =======      =====    =======   ========        =======          ========

  Net income                                                                                1,401                            1,401
  Unrealized loss on
    accounting for
    derivative instruments                                                                                    (2)               (2)
  Subtotal of comprehensive                                                                                               --------
   income                                                                                                                    1,399
  Issuance of stock for
   employee stock
   purchase plan                       47        1            85                                                                86
  Exercise of stock options            26                     45                                                                45
                                   ------    -----       -------      -----    -------   --------        -------          --------
BALANCE, FEBRUARY 1, 2003          18,212    $ 182       $70,849      2,010    $(5,271)  $ 58,327        $(1,219)         $122,868
                                   ======    =====       =======      =====    =======   ========        =======          ========

The accompanying notes are an integral part of these consolidated statements.

 CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                          Fiscal Year Ended
                                                                        2/1/03                 2/2/02                 2/3/01
(In thousands)                                                                         As restated, Note 10    As restated, Note 10
                                                                      ---------        -------------------     --------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                          $   1,401              $   3,919              $   2,980
  Adjustments to reconcile net income to net
    cash provided by operating activities:
        Cumulative effect of change in accounting
        principle, net of tax                                             1,201                     --                     --
        Depreciation and amortization                                    16,331                 15,575                 14,793
        Loss on disposal of property and equipment                          518                    342                  1,237
        Deferred income tax provision (benefit)                              (4)                  (134)                   387
        (Increase) decrease in assets, net of effect
         of acquisition in 2002 :
          Accounts receivable                                               241                   (402)                 1,142
          Related party receivables                                         530                  1,391                  1,803
          Inventories                                                   (15,103)                 1,047                (11,362)
          Prepayments and other                                              59                 (1,173)                (1,171)
        Increase (decrease) in liabilities:
          Accounts payable                                                5,472                  1,611                 (1,932)
          Accrued income taxes                                             (144)                 2,064                 (1,442)
          Accrued expenses                                                  348                    319                  1,781
                                                                      ---------              ---------              ---------
          Total adjustments                                               9,449                 20,640                  5,236
                                                                      ---------              ---------              ---------
             Net cash provided by operating activities                   10,850                 24,559                  8,216
                                                                      ---------              ---------              ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                  (17,042)               (11,709)               (12,417)
  Acquisition of stores                                                      --                 (6,532)                    --
  Proceeds from sale of property and equipment                               60                     35                     66
                                                                      ---------              ---------              ---------
             Net cash used in investing activities                      (16,982)               (18,206)               (12,351)
                                                                      ---------              ---------              ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of stock options and
    purchase of shares under employee stock purchase plan                   131                     85                     70
  Purchase of treasury stock                                                 --                 (3,708)                (1,311)
  Repayments of other debt                                                 (329)                  (449)                  (262)
  Borrowings under credit facilities                                    203,378                186,004                176,592
  Repayments under credit facilities                                   (197,283)              (188,197)              (170,750)
                                                                      ---------              ---------              ---------
             Net cash provided by (used in) financing activities          5,897                 (6,265)                 4,339
                                                                      ---------              ---------              ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       (235)                    88                    204
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                            5,212                  5,124                  4,920
                                                                      ---------              ---------              ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                              $   4,977              $   5,212              $   5,124
                                                                      ---------              ---------              ---------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest                                                          $   4,084              $   4,128              $   4,904
                                                                      =========              =========              =========
    Income taxes, net of refunds                                      $   1,388              $     955              $   2,881
                                                                      =========              =========              =========

The accompanying notes are an integral part of these consolidated statements.

                                                                 BOOKS-A-MILLION
                                                              2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Books-A-Million, Inc., and its subsidiaries (the "Company") are principally engaged in the sale of books, magazines and related items through a chain of retail bookstores. The Company presently operates 207 bookstores in 18 states, which are predominantly located in the southeastern United States, and the District of Columbia. The Company also operates a retail Internet website. The Company presently consists of Books-A-Million, Inc., and its two wholly-owned subsidiaries, American Wholesale Book Company, Inc. ("American Wholesale") and American Internet Services, Inc. ("AIS"). All significant inter-company balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company operates on a 52-53 week year, with the fiscal year ending on the Saturday closest to January 31. Fiscal years 2003 and 2002 were 52-week periods. Fiscal year 2001 was a 53-week period.

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

Revenue Recognition

The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold and the customer takes delivery. At each period end, an estimate of sales returns is recorded.

The Company sells its Millionaire's Club Card, which entitles the customer to receive a 10 percent discount on all purchases made during the twelve-month membership period, for a $5 non-refundable fee. The Company recognizes this revenue over the twelve-month membership period based upon historical customer usage patterns. Related deferred revenue is included in accrued expenses.

Vendor Allowances

The Company receives allowances from its vendors from a variety of programs and arrangements, including merchandise placement and cooperative advertising programs. Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (including a reseller) for Certain Consideration Received from a Vendor, which addresses the accounting for vendor allowances. As a result of the adoption of this statement, vendor allowances in excess of incremental direct costs are reflected as a reduction of inventory costs and recognized in cost of products sold upon the sale of the related inventory. The impact of the adoption of EITF No. 02-16 is reflected as a cumulative effect of a change in accounting principle as of February 3, 2002 of approximately $1.2 million (net of income tax benefit of $736,000), or $0.08 per diluted share decrease in earnings. This change also decreased net income for the year ended February 2, 2003 by approximately $83,000, or $0.01 per diluted share. Prior to fiscal 2003, the Company recognized these vendor allowances over the period covered by the vendor arrangement.


Inventories

Inventories are valued at the lower of cost or market, using the retail method, with cost determined on a first-in, first-out ("FIFO") basis, and market determined based on the lower of replacement cost or estimated realizable value. Using the retail method, store and warehouse inventories are valued by applying a calculated cost-to-retail ratio to the retail value of inventories.

Physical inventories are taken throughout the course of the fiscal period and reconciled to the Company's records. Accruals for inventory shortages are estimated based upon historical shortage results.

Property and Equipment

Property and equipment are recorded at cost. Depreciation on equipment and furniture and fixtures is provided on the straight-line method over the estimated service lives, which range from three to seven years. Depreciation of buildings and amortization of leasehold improvements is provided on the straight-line basis over the lesser of the assets estimated useful lives (ranging from 10 to 40 years) or, if applicable, the periods of the leases. Maintenance and repairs are charged to expense as incurred. Improvement costs are capitalized to property accounts and depreciated using applicable annual rates. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Impairment of Long-Lived Assets

The Company reviews property and equipment periodically and whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable or their depreciation or amortization periods should be accelerated. The Company assesses recoverability based upon several factors, including management's intention with respect to its stores and those stores' projected undiscounted cash flows. If an impairment is indicated, an impairment loss is generally recognized for the amount by which the carrying amount of the assets exceeds the present value of their projected cash flows.


Store Opening Costs

Non-capital expenditures incurred in preparation for opening new retail stores are expensed as incurred.

Advertising Costs

The costs of advertising are expensed as incurred. Advertising costs, net of applicable vendor reimbursements, are charged to operating, selling and administrative expenses, and totaled $4,204,000, $7,192,000 and $5,586,000, for fiscal years 2003, 2002 and 2001, respectively.

Insurance Accruals

The Company is subject to large deductibles under its workers' compensation and health insurance policies. Amounts are accrued currently for the estimated cost of claims incurred, both reported and unreported.

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

Income Per Share

Basic net income per share ("EPS") is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised or converted into common stock and resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS has been computed based on the average number of shares outstanding including the effect of outstanding stock options, if dilutive, in each respective year. A reconciliation of the weighted average shares for basic and diluted EPS is as follows:


                                                         Fiscal Year Ended
(In thousands)                              2/1/03            2/2/02           2/3/01
                                            ------            ------           ------
Weighted average shares outstanding:        16,190            16,667           17,955
 Basic
 Dilutive effect of stock options
  outstanding                                  376               278               36
 Diluted                                    16,566            16,945           17,991
                                            ======            ======           ======

Weighted options outstanding of 1,577,000, 1,368,000 and 1,487,000 common shares for the years ended February 1, 2003, February 2, 2002 and February 3, 2001, respectively, were not included in the table above as they were anti-dilutive in those periods.

Disclosure of Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SEAS") No. 107, "Disclosure About Fair Value of Financial Instruments," requires all businesses to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. Based upon the Company's variable rate debt and the short-term nature of its other financial instruments, the estimated fair values of the Company's financial instruments recognized on the balance sheet at February 1, 2003 and February 2, 2002 approximate their carrying values at those dates.

                                                                BOOKS-A-MILLION
                                                             2003 ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Stock-Based Compensation

At February 1, 2003, and February, 2, 2002, the Company had one stock option plan that is described more fully in Note 5. The Company accounts for the plan under the recognition and measurement principles of Accounting Pronouncements Bulletin (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per common share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transaction and Disclosure - an Amendment of FASB Statement No. 123, "to stock-based employee compensation (in thousands, except per share amounts):

                                                                      Fiscal Year Ended
(In thousands)                                             2/1/03           2/2/02           2/3/01
                                                           ------           ------           ------

Net income, as reported                                    $1,401           $3,919           $2,980
Deduct: Total stock-based employee compensation
   expense determined under fair value based method
   for all awards, net of tax effects                       1,315            1,133            1,042
                                                           ------           ------           ------
Pro forma net income                                       $   86           $2,786           $1,938
                                                           ======           ======           ======
Net income per common share:
Basic - as reported                                        $ 0.09           $ 0.24           $ 0.17
Basic - pro forma                                          $ 0.01           $ 0.17           $ 0.11
Diluted - as reported                                      $ 0.08           $ 0.23           $ 0.17
Diluted - pro forma                                        $ 0.01           $ 0.16           $ 0.11

The fair value of the options granted under the Company's stock option plan during fiscal 2003, 2002 and 2001 was estimated on their date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield; expected volatility of 1.01%, 1.21% and 1.20%, respectively; risk-free interest rates of 3.63% to 5.10%, 3.76% to 5.71% and 4.99% to 6.76%, respectively; and expected lives of six or ten years.

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities
- Deferral of the Effective Date of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivatives and Certain Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The adoption of hedge accounting provided for in these statements, on February 4, 2001, resulted in a cumulative after-tax increase to other comprehensive loss, pertaining to years prior to fiscal 2002 of $465,000. At February 1, 2003 and February 2, 2002, liabilities related to derivatives are classified as other long-term liabilities of $2,059,000 and $2,032,000, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) is net income or loss, plus certain other items that are recorded directly to stockholders' equity. The only such items currently applicable to the Company are the unrealized gains (losses) on the derivative instruments explained in Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". The principal provisions of SFAS No. 141 and SFAS No. 142 are as follows:

- Business combinations initiated after June 30, 2001, are accounted for using the "purchase" method, under which the identifiable assets and liabilities of the acquired business are recorded at their respective fair market values with the residual amount being recorded as goodwill.

- Goodwill is no longer amortized but is instead tested for impairment annually or upon the occurrence of certain "triggering events." Identifiable intangible assets are amortized over their expected useful lives; those with indefinite expected useful lives are not amortized. Identifiable intangible assets will continue to be tested for impairment under previously existing accounting standards.

Additionally, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," during 2001. SFAS No. 143 related to obligations which generally are incurred in connection with the ownership of real property. The Company currently leases the substantial majority of its real property and, therefore, the provisions of SFAS No. 143 do not apply to its current operations.

SFAS No. 144 superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations and Transactions"--"Reporting the Effects of Disposal of a Segment of a Business," and "Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business.

The Company adopted SFAS No. 141 and SFAS No. 144 on February 3, 2002. The adoption of these standards did not have a material impact on financial condition, results of operations or cash flows. The Company also adopted SFAS No. 142 on February 3, 2002, and, accordingly, discontinued amortization of its goodwill, the impact of which was not material to the Company's consolidated financial statements.

In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition of Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003, and the adoption of this standard did not have a material impact on financial condition, results of operations or cash flows.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of this statement are effective for financial statements for fiscal years ending after December 15, 2002, and are included herein. The Company is currently assessing the alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation included in this statement.

FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," was issued in November 2002. This interpretation requires guarantors to account at fair value for and disclose certain types of guarantees. The interpretation's disclosure requirements are effective for the Company's fiscal year ended February 1, 2003 (see Note 9 to these consolidated financial statements); the interpretation's accounting requirements are effective for guarantees issued or modified after December 31, 2002.

                                                                BOOKS-A-MILLION
                                                             2003 ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


FIN No. 46, "Consolidation of Variable Interest Entities," was issued in January 2003. This interpretation requires consolidation of variable interest entities ("VIE"), also formerly referred to as "special purpose entities," if certain conditions are met. The interpretation applies immediately to VIE's created after January 31, 2003 and to interests obtained in VIE's after January 31, 2003. Beginning after June 15, 2003, the interpretation applies also to VIE's created or interests obtained in VIE's before January 31, 2003. The Company believes this interpretation will have no effect on its financial position, results of operations or cash flows.

Prior Year Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.       INCOME TAXES

A summary of the components of the provision for income tax is as follows (in thousands):

                                                        Fiscal Year Ended
                                         2/1/03              2/2/02             2/3/01
                                        -------             -------             ------

Current:
  Federal                               $ 1,567             $ 2,450             $1,386
  State                                      32                  86                 53
                                        -------             -------             ------
                                        $ 1,599             $ 2,536             $1,439
                                        =======             =======             ======
Deferred:
  Federal                               $    (3)            $  (132)            $  381
  State                                      (1)                 (2)                 6
                                        -------             -------             ------
                                             (4)               (134)               387
                                        -------             -------             ------
Provision for income taxes              $ 1,595             $ 2,402             $1,826
                                        =======             =======             ======

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

                                                                   Fiscal Year Ended
                                                        2/1/03           2/2/02           2/3/01
                                                        ------           ------           ------

Federal statutory income tax rate                        34.0%            34.0%            34.0%
State income tax provision                                1.0%             1.3%             1.0%
Nondeductible meals and entertainment expense             2.7%             1.0%             1.3%
Other                                                     0.3%             1.7%             1.7%
                                                         ----             ----             ----
Effective income tax rate                                38.0%            38.0%            38.0%
                                                         ====             ====             ====

Temporary differences (in thousands) which created deferred tax assets (liabilities) at February 1, 2003 and February 2, 2002, are as follows:

                                                             As of 2/1/03                        As of 2/2/02
                                                      ---------------------------           ---------------------------
                                                      Current          Noncurrent           Current          Noncurrent
                                                      -------          ----------           -------          ----------

Depreciation                                          $   --            $(2,082)            $   --            $(1,944)
Accruals                                               2,736                 --              3,334                 --
Interest rate swap                                       747                 --                746                 --
Inventory                                              2,318                 --              1,354                 --
State net operating loss carryforwards                    --                441                 --                199
Other                                                    329                (62)                96                (98)
                                                      ------            -------             ------            -------
Deferred tax asset (liability)                        $6,130            $(1,703)            $5,530            $(1,843)
                                                      ======            =======             ======            =======

At February 1, 2003, the Company had state net operating loss carryforwards of approximately $11,029,000 that expire beginning in 2015 through 2018.

No valuation allowance for net deferred income tax assets is deemed necessary, as the realization of recorded deferred tax assets is considered more likely than not.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.       DEBT AND LINES OF CREDIT

The Company refinanced its credit facility during fiscal 2003. This facility allows for unsecured borrowings up to $100 million for which no principal payments are due until the facility expires in July 2005. Interest on borrowing is determined based upon applicable LIBOR rates and the Company's rate spread, which varies depending on the maintenance of certain covenants. The credit facility has certain financial and non-financial covenants. The most restrictive financial covenant is the maintenance of a minimum fixed charge ratio. As of February 1, 2003 and February 2, 2002, $37.4 million and $31.1 million, respectively, were outstanding under this credit facility. The maximum and average outstanding balances during fiscal 2003 were $90.4 million and $65.9 million, respectively. The outstanding borrowings as of February 1, 2003 had interest rates ranging from 2.96% to 3.01%. The current option of long-term debt is related to a note payable.

The Company is subject to interest rate fluctuations involving its credit facility. However, the Company uses both fixed and variable rate debt to manage this exposure. On February 9, 1998, the company entered into an interest rate swap agreement with a five-year term that carried a notional principal amount of $30.0 million. The swap effectively fixed the interest rate on $30.0 million of variable rate debt at 6.78%. The swap agreement expired on February 11, 2003. The Company entered into two separate $10 million swaps on July 24, 2002. Both expire August 2005 and effectively fix the interest rate on $20 million of variable rate debt at 5.13%, except during the fourth quarter of fiscal 2003, during which neither swaps were in effect. The counter parties to the interest rate swaps are two of the Company's primary banks. The Company believes the credit and liquidity risk of the counter parties failing to meet their obligation is remote as the Company settles its interest position with the banks on a quarterly basis.

During fiscal 1996 and fiscal 1995, the Company acquired and constructed certain warehouse and distribution facilities with the proceeds of loans made pursuant to an industrial development revenue bond (the "Bond"), which are secured by a mortgage interest in these facilities. As of February 1, 2003 and February 2, 2002, there was $7.5 million of borrowings outstanding under these arrangements, at variable rates. The net book value of the collateral property securing the Bond was $5,320,000 as of February 1, 2003. The Bond has a maturity date of December 1, 2019, with a purchase provision obligating the Company to repurchase the Bond on May 11, 2005, unless extended by the bondholder. Such an extension may be renewed annually by the bondholder, at the Company's request, to a date no more than five years from the renewal date. The Company maintains a $7.5 million interest rate swap that effectively fixes the interest rate on the Bond at 7.98%. The swap was entered into in May 1996 and has a term of ten years.

The Company's hedges are designated as cash flow hedges. Cash flow hedges protect against the variability in future cash outflows of current or forecasted debt. Interest rate swaps that convert variable payments to fixed payments are cash flow hedges. The changes in the fair value of these hedges are reported on the balance sheet with a corresponding adjustment to accumulated other comprehensive income (loss) or in earnings, depending on the type of hedging relationship. Over time, the unrealized gains and losses held in accumulated other comprehensive income (loss) may be realized and reclassified to earnings.

The derivative instruments were reported as a liability classified in other long-term liabilities in the accompanying consolidated balance sheets at their fair value of $2.1 million and $2.0 million as of February 1, 2003 and February 2, 2002, respectively. For the fifty-two weeks ended February 1, 2003 and February 2, 2002, adjustments of $(2,000) and $(1,217,000) were recorded as unrealized losses in accumulated other comprehensive income (loss), after-tax.

4.       LEASES

The Company leases the premises for its retail bookstores under operating leases, which expire in various years through 2013. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance and insurance). In addition to fixed minimum rentals, some of the Company's leases require contingent rentals based on a percentage of sales.

The Company also leases certain office, warehouse and retail store space from related parties. Rental expense under these leases was approximately $572,000, $651,000 and $658,000 in fiscal 2003, 2002 and 2001, respectively. Total minimum future rental payments under these leases are $412,000 at February 1, 2003.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of February 1, 2003, are as follows (in thousands):

Fiscal Year
-----------

2004                       $ 27,713
2005                         25,368
2006                         22,648
2007                         17,611
2008                         14,167
Subsequent years             26,215
                           --------
Total                      $133,722
                           ========

                                                                BOOKS-A-MILLION
                                                             2003 ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Rental expense for all operating leases consisted of the following (in thousands):

                                           Fiscal Year Ended
                              2/1/03             2/2/02             2/3/01
                              -------            -------            -------

Minimum rentals               $30,157            $28,880            $26,084
Contingent rentals                552                595                496
                              -------            -------            -------
Total                         $30,709            $29,475            $26,580
                              =======            =======            =======

5.       EMPLOYEE BENEFIT PLANS

401(k) Profit-Sharing Plan

The Company and its subsidiaries maintain a 401(k) plan covering all employees who have completed 12 months of service and who are at least 21 years of age, and permit participants to contribute from 2% to 15% of compensation to the plan. Company matching and supplemental contributions are made at management's discretion. The expense under this plan was $437,000, $417,000 and $335,000 in fiscal 2003, 2002 and 2001, respectively.

Stock Option Plan

The Company maintains a stock option plan reserving 3,800,000 shares of the Company's common stock for grants to executive officers, directors and key employees. Prior to January 9, 2001, all options granted to employees become exercisable in equal annual increments over a five-year period and expire on the sixth anniversary of the date of grant. On January 9, 2001, the Compensation Committee of the Board of Directors approved an amendment to the Stock Option Plan that allows all options granted after that date to vest in equal annual increments over a three-year period and expire on the tenth anniversary of the date of the grant. All stock options have exercise prices equal to the fair market value of the common stock on the date of grant. A summary of the status of the Company's stock option plan is as follows (shares in thousands):

                                                                      Fiscal Year Ended
                                         ----------------------------------------------------------------------------
                                           February 1, 2003            February 2, 2002           February 3, 2001
                                         --------------------        ---------------------      ---------------------
                                                      Weighted                    Weighted                   Weighted
                                                       Average                     Average                    Average
                                                      Exercise                    Exercise                   Exercise
                                         Shares        Price         Shares        Price        Shares        Price
                                         ------       -------        ------       --------      ------       --------

Outstanding at beginning of year         2,468         $5.30         2,210         $5.76         1,562         $8.26
Granted                                    386          2.41           409          3.03           822          1.88
Exercised                                  (26)         1.74            (1)         1.69            --            --
Forfeited                                 (253)         5.30          (150)         5.89          (174)         9.84
                                         -----         -----         -----         -----         -----         -----
Outstanding at end of year               2,575         $4.90         2,468         $5.30         2,210         $5.76
                                         -----         -----         -----         -----         -----         -----
Exercisable at end of year               1,468         $5.60         1,108         $6.14           657         $7.41
                                         -----         -----         -----         -----         -----         -----
Weighted average fair value
   of options granted                                  $2.20                       $2.90                       $1.75
                                                       =====                       =====                       =====

During fiscal years 2003, 2002 and 2001, the Company recognized tax benefits related to the exercise of stock options in the amount of $6,000, $0 and $0, respectively. The tax benefits were credited to paid-in capital in the respective years.

The following table summarizes information about stock options outstanding at February 1, 2003 (shares in thousands):

                                               Options Outstanding                                Options Exercisable
                             -------------------------------------------------------       --------------------------------
                                                    Weighted
                                Number              Average                                  Number
                             Outstanding at         Remaining           Weighted           Exercisable at      Weighted
  Range of                     February 1,         Contractual           Average            February 1,         Average
Exercise Price                   2003              Life (Years)       Exercise Price           2003          Exercise Price
--------------               --------------        ------------       --------------       --------------    --------------

$1.38 - $ 2.37                   997                   8.57               $ 1.92                 431             $ 1.67
$2.39 - $ 7.69                 1,130                   4.81               $ 5.31                 703             $ 5.63
$8.19 - $13.00                   448                   2.22               $10.50                 334             $10.60
                               -----                                                           -----
Totals                         2,575                   5.82               $ 4.90               1,468             $ 5.60
                               =====                                                           =====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan under which 400,000 shares of the Company's common stock are reserved for purchase by employees at 85% of the fair market value of the common stock at the lower of the market value for the Company's stock as of the beginning of the fiscal year or the end of the fiscal year. The reserve was increased to 400,000 shares from 200,000 at the fiscal 2002 annual meeting of the stockholders. Of the total reserved shares, 182,800 shares have been purchased as of February 1, 2003.

6.       RELATED PARTY TRANSACTIONS

Certain stockholders and directors (including certain officers) of the Company have controlling ownership interests in other entities with which the Company conducts business. Transactions between the Company and these various other entities ("related parties") are summarized in the following paragraph and Note 4.

The Company purchases a portion of its inventories for resale from related parties; such purchases amounted to $29,566,000, $31,492,000 and $34,128,000 in fiscal 2003, 2002 and 2001, respectively. The Company sells a portion of its inventories to related parties; such sales amounted to $(76,000), $1,752,000 and $3,940,000 in fiscal 2003, 2002 and 2001, respectively. The Company provides internet services to related parties that amounted to $184,000, $153,000 and $0 in fiscal 2003, 2002 and 2001, respectively. The Company also purchases logistics services from related parties that amounted to $0, $64,000 and $250,000 in fiscal 2003, 2002 and 2001, respectively. The Company incurred expenses related to professional services from related parties that amounted to $144,000 in each of fiscal 2003, 2002 and 2001.

7.       ACQUISITION OF STORES

During March 2001, the Company acquired inventory and lease-rights of eighteen stores from Crown Books Corporation for $6.5 million (which was allocated predominantly to inventories). The stores are located in the Chicago and Washington, D.C. metropolitan areas. The results of operations for these stores are reflected in the consolidated financial statements beginning in the first quarter of fiscal 2002. Pro-forma information is not presented as it would not differ materially from the actual reflected results.

8.       BUSINESS SEGMENTS

The Company has two reportable segments: electronic commerce trade and retail trade. The retail trade segment is a strategic business segment that is engaged in the retail trade of mostly book merchandise and includes the Company's distribution center operations, which predominantly supplies merchandise to the Company's retail stores. The electronic commerce trade segment is a strategic business segment that transacts business over the Internet and is managed separately due to divergent technology and marketing requirements.

The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies. The Company evaluates performance of the segments based on profit and loss from operations before interest and income taxes. Certain intersegment cost allocations have been made based upon consolidated and segment revenues.


                                                                   Fiscal Year Ended
Segment Information (in thousands)                    2/1/03             2/2/02           2/3/01
                                                     ---------         ---------         ---------

NET SALES
    Retail Trade                                     $ 437,310         $ 435,914         $ 415,054
    Electronic Commerce Trade                           23,277            22,247            12,884
    Intersegment Sales Elimination                     (17,927)          (15,406)           (9,496)
                                                     ---------         ---------         ---------
       Net Sales                                     $ 442,660         $ 442,755         $ 418,442
                                                     =========         =========         =========
OPERATING PROFIT
    Retail Trade                                     $   8,810         $  12,382         $  11,109
    Electronic Commerce Trade                             (899)           (1,714)           (1,880)
    Intersegment Elimination of Certain Costs              457                82               381
                                                     ---------         ---------         ---------
       Total Operating Profit                        $   8,368         $  10,750         $   9,610
                                                     =========         =========         =========
ASSETS (END OF YEAR)
    Retail Trade                                     $ 306,542         $ 293,567
    Electronic Commerce Trade                            1,752             1,939
    Intersegment Elimination                              (576)             (648)
                                                     ---------         ---------
       Total Assets                                  $ 307,718         $ 294,858
                                                     =========         =========

                                                                BOOKS-A-MILLION
                                                             2003 ANNUAL REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.       COMMITMENTS AND CONTINGENCIES

The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position or results of operations or cash flows of the Company.

From time to time, the Company enters into certain types of agreements that contingently require the Company to indemnify parties against third party claims. Generally, these agreements relate to: (a) agreements with vendors and suppliers, under which the Company may provide customary indemnification to its vendors and suppliers in respect of actions they take at the Company's request or otherwise on its behalf, (b) agreements with vendors who publish books or manufacture merchandise specifically for the Company to indemnify the vendor against trademark and copyright infringement claims concerning the books published or merchandise manufactured on behalf of the Company, (c) real estate leases, under which the Company may agree to indemnify the lessors for claims arising from the Company's use of the property, and (d) agreements with the Company's directors, officers and employees, under which the Company may agree to indemnify such persons for liabilities arising out of their relationship with the Company. The Company has Directors and Officers Liability Insurance, which, subject to the policy's conditions, provides coverage for indemnification amounts payable by the Company with respect to its directors and officers up to specified limits and subject to certain deductibles.

The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. Generally, a maximum obligation is not explicitly stated and therefore the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company's balance sheet at February 1, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10.      RESTATEMENT

Subsequent to the issuance of the Company's fiscal 2002 financial statements, the Company decided that it was necessary to restate its fiscal 2002 and 2001 financial statements to adjust the accounting treatment of its Millionaire's Club Card. As a result, the Company now defers and amortizes the membership revenue from its Millionaire's Club Card based upon the historical usage of the card over its 12-month life. Such revenue was previously recorded when received from the customer.

The Company has also reclassified certain vendor allowances of $5,496,000 and $5,255,000 in fiscal 2002 and 2001, respectively, previously reported as a reduction of operating, selling and administration expenses, to cost of products sold.

The following is a reconciliation of certain balance sheet amounts and of the results of operations as previously reported to the as restated amounts (in thousands, except per share amounts):

                                      Consolidated Balance Sheet as of February 2, 2002
                                     --------------------------------------------------
                                     As Previously
                                      Reported(1)       Adjustments       (As Restated)
                                     -------------      -----------       -------------

Accrued expenses                       $ 22,769           $ 1,673           $ 24,442
Deferred income taxes (asset)            (4,894)             (636)            (5,530)
Retained earnings                        57,963            (1,037)            56,926

                                                            Consolidated Statement of Operations
                                                         for the Fiscal Year Ended February 2, 2002
                                                      -------------------------------------------------
                                                      As Previously
                                                       Reported(1)      Adjustments       (As Restated)
                                                      -------------     -----------       -------------

Net sales                                               $442,886          $  (131)          $442,755
Cost of products sold                                    324,655           (5,317)           319,338
                                                        --------          -------           --------
Gross profit                                             118,231            5,186            123,417
Operating, selling and administrative expenses            91,799            5,293             97,092
Depreciation and amortization                             15,575               --             15,575
                                                        --------          -------           --------
Operating profit                                          10,857             (107)            10,750
Interest expense, net                                      4,429               --              4,429
                                                        --------          -------           --------
Income before taxes                                        6,428             (107)             6,321
Income taxes                                               2,443              (41)             2,402
                                                        --------          -------           --------
Net income                                              $  3,985          $   (66)          $  3,919
                                                        ========          =======           ========
Net income per common share - basic                     $   0.24          $    --           $   0.24
                                                        ========          =======           ========
Net income per common share - diluted                   $   0.24          $ (0.01)          $   0.23
                                                        ========          =======           ========

                                                           Consolidated Statement of Operations
                                                         for the Fiscal Year Ended February 3, 2001
                                                      ------------------------------------------------
                                                      As Previously
                                                       Reported(1)      Adjustments      (As Restated)
                                                      -------------     -----------      -------------

Net sales                                               $418,606          $  (164)          $418,442
Cost of products sold                                    309,397           (5,255)           304,142
                                                        --------          -------           --------
Gross profit                                             109,209            5,091            114,300
Operating, selling and administrative expenses            84,667            5,230             89,897
Depreciation and amortization                             14,793               --             14,793
                                                        --------          -------           --------
Operating profit                                           9,749             (139)             9,610
Interest expense, net                                      4,804               --              4,804
                                                        --------          -------           --------
Income before taxes                                        4,945             (139)             4,806
Income taxes                                               1,879              (53)             1,826
                                                        --------          -------           --------
Net income                                              $  3,066          $   (86)          $  2,980
                                                        ========          =======           ========
Net income per common share - basic                     $   0.17          $    --           $   0.17
                                                        ========          =======           ========
Net income per common share - diluted                   $   0.17          $    --           $   0.17
                                                        ========          =======           ========

(1)      Including certain reclassifications.

                                                                BOOKS-A-MILLION
                                                             2003 ANNUAL REPORT


INDEPENDENT AUDITORS' REPORT


Books-A-Million, Inc.:

We have audited the accompanying consolidated balance sheets of Books-A-Million, Inc. and its subsidiaries as of February 1, 2003 and February 2, 2002, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended February 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Books-A-Million, Inc. and its subsidiaries as of February 1, 2003 and February 2, 2002, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective February 4, 2001, the Company changed its method of accounting for derivative instruments and hedging activities, and effective February 3, 2002, changed its method of accounting for vendor allowances.

As discussed in Note 10, the accompanying fiscal 2002 and 2001 consolidated financial statements have been restated.

DELOITTE & TOUCHE LLP



Birmingham, Alabama
April 30, 2003

                                                                BOOKS-A-MILLION
                                                             2003 ANNUAL REPORT


SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

                                                                               FISCAL YEAR ENDED FEBRUARY 1, 2003
                                                               -------------------------------------------------------------------
                                                                 First              Second              Third             Fourth
(In thousands, except per share amounts)                       Quarter(2)          Quarter(2)         Quarter(2)          Quarter
                                                               ----------          ----------         ----------          --------

Net sales                                                      $ 101,311           $ 104,654           $ 97,256           $139,439
Gross profit                                                      27,630              28,213             22,875             39,662
Operating profit (loss)                                              754                 315             (3,170)            10,469
Income (loss) before cumulative effect of change
  in accounting principle                                           (111)               (425)            (2,755)             5,893
Income (loss) per share - basic
  before cumulative effect of change in accounting principle (1)   (0.01)              (0.03)             (0.17)              0.36
Income (loss) per share - diluted
  before cumulative effect of change in accounting principle (1)   (0.01)              (0.03)             (0.17)              0.36
Net income (loss)                                                 (1,312)               (425)            (2,755)             5,893
Net income (loss) per share - basic (1)                            (0.08)              (0.03)             (0.17)              0.36
Net income (loss) per share - diluted                              (0.08)              (0.03)             (0.17)              0.36

                                                                    Fiscal Year Ended February 2, 2002
                                                   -------------------------------------------------------------------
                                                     First              Second              Third             Fourth
(In thousands, except per share amounts)           Quarter(2)          Quarter(2)         Quarter(2)        Quarter(2)
                                                   ----------          ----------         ----------        ----------

Net sales                                           $97,580            $103,900            $97,900           $143,375
Gross profit                                         26,393              27,749             25,891             43,384
Operating profit (loss)                                 675                 (43)            (1,803)            11,921
Net income (loss)                                      (367)               (735)            (1,819)             6,840
Net income (loss) per share - basic (1)               (0.02)              (0.04)             (0.11)              0.42
Net income (loss) per share - diluted (1)             (0.02)              (0.04)             (0.11)              0.41

(1) The sum of quarterly per share amounts are different from the annual per share amounts because of differences in the weighted average number of common and common equivalent shares used in the quarterly and annual computations.

(2)      As restated.

DIRECTORS AND CORPORATE OFFICERS


BOARD OF DIRECTORS

CLYDE B. ANDERSON

Chairman of the Board and Chief Executive Officer


CHARLES C. ANDERSON

Retired Chairman


TERRY C. ANDERSON

Chief Executive Officer and President, American Promotional Events, Inc.


RONALD G. BRUNO

President, Bruno Capital Management Corporation


DR. J. BARRY MASON

Dean, Culverhouse College of Commerce The University of Alabama


WILLIAM H. ROGERS, JR.

Executive Vice President, SunTrust Banks, Inc.




CORPORATE OFFICERS


CLYDE B. ANDERSON

Chairman of the Board and Chief Executive Officer


SANDRA B. COCHRAN

President and Secretary


TERRANCE G. FINLEY

Executive Vice President of Books-A-Million, Inc. and President,
American Internet Services, Inc.


RICHARD S. WALLINGTON

Chief Financial Officer

CORPORATE INFORMATION


CORPORATE OFFICE

Books-A-Million, Inc.
402 Industrial Lane
Birmingham, Alabama 35211
(205) 942-3737

TRANSFER AGENT

Bank of New York
(800) 524-4458

STOCKHOLDER INQUIRIES:

Stockholder Relations Department - 11E
P.O. Box 11258
Church Street Station
New York, NY 10286
E-Mail address: shareowner-svcs@bankofny.com
Bank of New York's Stock Transfer Website:
http://www.stockbny.com

CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:

Receive and Deliver Department - 11W
P.O. Box 11002
Church Street Station
New York, NY 10286

INDEPENDENT PUBLIC ACCOUNTANTS

Deloitte & Touche LLP
Birmingham, Alabama

FORM 10-K AND INVESTOR CONTACT

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2003, as filed with the Securities and Exchange Commission is available without charge to stockholders upon written request. Such requests and other investor inquiries should be directed to Richard S. Wallington, the Company's Chief Financial Officer, or you can view the Company's Annual Report at www.booksamillioninc.com.

MARKET AND DIVIDEND INFORMATION

COMMON STOCK

The Common Stock of Books-A-Million, Inc., is traded in the Nasdaq National Market under the symbol BAMM. The chart below sets forth the high and low stock prices for each quarter of the fiscal years ending February 1, 2003, and February 2, 2002.

Quarter Ended                            High         Low
-------------                           ------       ------

January, 2003                           $ 2.85       $ 2.20
October, 2002                             3.75         2.50
July, 2002                                4.40         3.10
April, 2002                               5.25         2.96
January, 2002                           $ 3.90       $ 2.80
October, 2001                             3.50         2.32
July, 2001                                2.89         2.12
April, 2001                               2.54         1.72

The closing price on April 8, 2003, was $2.12. No cash dividends have been declared since completion of the Company's initial public offering in 1992. As of April 8, 2003, Books-A-Million, Inc., had approximately 10,500 stockholders based on the number of individual participants represented by security position listings.

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders will be held on June 5, 2003, at 10:00 a.m. central time at The Harbert Center, 2019 Fourth Avenue North, Birmingham, Alabama 35203. Stockholders of record as of April 8, 2003, are invited to attend this meeting.