Form 10-K, Exhibit 13
period 2004-01-31
BOOKS A MILLION INC
filed 2004-04-27
CIK 891919

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

COMPANY PROFILE

Books-A-Million is one of the nation's leading book retailers and sells on the Internet at www.booksamillion.com. The Company presently operates more than 200 stores in 18 states and the District of Columbia. The Company operates three distinct store formats, including large superstores operating under the names Books-A-Million and Books & Co., traditional bookstores operating under the names Books-A-Million and Bookland, and Joe Muggs Newsstands. The Company's wholesale operations include American Wholesale Book Company and Book$mart, both based in Florence, Alabama.

FIVE-YEAR HIGHLIGHTS

                                                                           FOR THE FISCAL YEAR ENDED
                                                     -------------------------------------------------------------------
(In thousands, except per share amounts)             1/31/04 (1)    2/1/03 (2)     2/2/02        2/3/01      1/29/00 (3)
----------------------------------------             -----------   -----------   -----------   -----------   -----------
                                                      52 WEEKS      52 weeks      52 weeks      53 weeks      52 weeks
STATEMENT OF OPERATIONS DATA
Net sales                                            $   460,159   $   438,215   $   437,583   $   412,876   $   397,188
Income before cumulative effect of a change
    in accounting principle (2)                            7,201         2,602         3,919         2,980         5,851
Net income                                                 7,201         1,401         3,919         2,980         5,851
Earnings per share - diluted, before cumulative
    effect of a change in accounting principle (2)          0.43          0.16          0.23          0.17          0.32
Earnings per share - diluted                                0.43          0.08          0.23          0.17          0.32
Weighted average shares - diluted                         16,789        16,566        16,945        17,991        18,250
Capital investment                                         9,008        17,042        11,709        12,417        13,462

BALANCE SHEET DATA
Property and equipment, net                          $    49,177   $    57,146   $    56,716   $    60,659   $    64,232
Total assets                                             285,679       307,718       294,858       292,199       287,327
Long-term debt                                            20,640        44,942        38,846        41,526        35,936
Stockholders' equity                                     131,250       122,868       121,338       122,259       120,520

OTHER DATA
Working capital                                      $   104,420   $   112,596   $   105,483   $   103,153   $    92,987
Debt to total capital ratio                                 0.14          0.27          0.24          0.25          0.23

OPERATIONAL DATA
Total number of stores                                       202           207           204           185           180
Number of superstores                                        163           163           157           145           135
Number of traditional stores                                  35            37            40            37            43
Number of Joe Muggs newsstands                                 4             7             7             3             2

(1) Effective February 2, 2003, the Company changed its method of accounting for inventories to the last-in, first-out method, as discussed in Note 1 to the Consolidated Financial Statements.

(2) Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, as discussed in
     Note 1 to the Consolidated Financial Statements.

(3) During the fiscal year ended February 1, 2003, the Company restated its consolidated financial statements for the fiscal year ended January 29, 2000. As a result, financial information for the year ended January 29, 2000 is unaudited.

BOOKS-A-MILLION
2004 Annual Report

                             LETTER TO STOCKHOLDERS:

Fiscal year 2004 was a successful one for Books-A-Million. After the difficult retail environment of the past two years and a weak first quarter influenced by the onset of the war in Iraq, sales rebounded and remained strong throughout the year. June brought the publication of Harry Potter And The Order Of The Phoenix, an event that led to record breaking sales and provided strong momentum for our entire industry.

Sales trends in our core book business were encouraging with several standout categories. Diet and health, driven by the low carbohydrate diet phenomenon, led the way. Religion and inspiration, children's books, politics, movie tie-ins and graphic novels also produced strong sales increases. We had several media driven blockbuster bestsellers such as The South Beach Diet, The Da Vinci Code, Harry Potter And The Order Of The Phoenix, Hillary Clinton's memoir Living History and The Purpose Driven Life. These titles not only sold at record levels but also spawned spin-offs, non-book product sales and increased sales of related titles.

During the year we gave renewed focus to our proprietary publishing and import programs. The trend toward increased custom publishing was pronounced in the industry last year and we plan to continue to be competitive in this arena. Our cafe business continued to grow with several new lines of drinks.

The positive sales environment in the latter part of the year allowed us to pursue a less expensive marketing strategy. We also increased the membership price of the Millionaire's Club program and continued our efforts in cost control to produce improved margins and profitability. Our store remodel program continued with an additional 36 stores converted to our new layout and design criteria. Approximately half of all stores have now completed our remodel program. In addition we opened four new stores during the year, relocated one store and closed nine underperforming stores.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

Our overall strategy of focusing on top line sales while pursuing improvements in inventory management and expense control led to positive results. We plan to build on the progress we have made to deliver improved sales, margin and profits in the year to come.

Sandy Cochran was named Chief Executive Officer, in addition to her responsibilities as President, effective February 1, 2004. Together, we will strive to build on this year's solid results and to add value for both our shareholders and our associates.

Thank you for your continued interest and support.


/s/ Clyde B. Anderson                                 /s/ Sandra B. Cochran

Clyde B. Anderson                                     Sandra B. Cochran
Executive Chairman of the Board                       President, Chief Executive
                                                      Officer, and Secretary

FINANCIAL HIGHLIGHTS

                                                                                        Fiscal Year Ended
                                                                                 -------------------------------
           (In thousands, except per share amounts)                               1/31/04 (1)         2/1/03 (2)
           ----------------------------------------                              ------------        -----------
Net sales                                                                          $ 460,159           $438,215
Operating profit                                                                      15,220              9,285
Income before cumulative effect of change in accounting principle                      7,201              2,602
Net income                                                                             7,201              1,401
Income per share - diluted, before cumulative effect of change in                       0.43               0.16
   accounting principle
Net income per share                                                                    0.43               0.08

                                                                                              As of
                                                                                  -------------------------------
   (In thousands)                                                                 1/31/04 (1)          2/1/03 (2)
   --------------                                                                 -----------          ----------
Working capital                                                                  $    104,420         $  112,596
Total assets                                                                          285,679            307,718
Stockholders' equity                                                                  131,250            122,868

(1) Effective February 2, 2003, the Company changed its method of accounting for inventories to the last-in, first-out method, as discussed in Note 1 to the Consolidated Financial Statements.

(2) Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, as discussed in
     Note 1 to the Consolidated Financial Statements.

BOOKS-A-MILLION
2004 Annual Report

SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                            Fiscal Year Ended
                                                                     --------------------------------------------------------------
          (In thousands, except per share data)                      1/31/04 (1)   2/1/03 (2)    2/2/02       2/3/01    1/29/00 (3)
          -------------------------------------                      -----------   ----------    ------       ------    -----------
STATEMENT OF OPERATIONS DATA:                                         52 WEEKS     52 weeks     52 weeks     53 weeks     52 weeks
Net sales                                                             $ 460,159    $ 438,215    $ 437,583    $ 412,876    $ 397,188
Cost of products sold, including warehouse distribution
 and store occupancy costs                                              334,697      320,704      315,556      299,875      287,649
                                                                      ---------    ---------    ---------    ---------    ---------
Gross profit                                                            125,462      117,511      122,027      113,001      109,539
Operating, selling and administrative expenses                           94,530       92,178       95,870       88,853       82,783
Depreciation and amortization                                            15,712       16,048       15,296       14,499       13,530
                                                                      ---------    ---------    ---------    ---------    ---------
Operating profit                                                         15,220        9,285       10,861        9,649       13,226
Interest expense, net                                                     2,909        4,171        4,429        4,804        4,211
                                                                      ---------    ---------    ---------    ---------    ---------
Income from continuing operations before income taxes and
 cumulative effect of change in accounting principle                     12,311        5,114        6,432        4,845        9,015
Provision for income taxes                                                4,678        1,943        2,444        1,841        3,425
                                                                      ---------    ---------    ---------    ---------    ---------
Income from continuing operations before cumulative effect of
 change in accounting principle                                           7,633        3,171        3,988        3,004        5,590

Discontinued operations:

  Loss from discontinued operations (including impairment charges)         (696)        (917)        (111)         (39)         421
  Income tax benefit (provision)                                            264          348           42           15         (160)
                                                                      ---------    ---------    ---------    ---------    ---------
  Income (loss) from discontinued operations                               (432)        (569)         (69)         (24)         261
                                                                      ---------    ---------    ---------    ---------    ---------
Income before cumulative effect of change in accounting principle         7,201        2,602        3,919        2,980        5,851
Cumulative effect of change in accounting principle, net of
 income taxes (2)                                                            --       (1,201)          --           --           --
                                                                      ---------    ---------    ---------    ---------    ---------
Net income                                                            $   7,201    $   1,401    $   3,919    $   2,980    $   5,851
                                                                      =========    =========    =========    =========    =========

Net income per common share:

BASIC:

  Income from continuing operations before cumulative effect of
   change in accounting principle                                     $    0.47    $    0.20    $    0.24    $    0.17    $    0.32
  Income (loss) from discontinued operations                              (0.03)       (0.04)          --           --         0.01
                                                                      ---------    ---------    ---------    ---------    ---------
  Income before cumulative effect of change in accounting                  0.44         0.16         0.24         0.17         0.33
   principle
  Cumulative effect of change in accounting
   principle (2)                                                             --        (0.07)          --           --           --
                                                                      ---------    ---------    ---------    ---------    ---------
  Net income per share                                                $    0.44    $    0.09    $    0.24    $    0.17    $    0.33
                                                                      =========    =========    =========    =========    =========
Weighted average number of shares outstanding - basic                    16,279       16,190       16,667       17,955       17,981
                                                                      =========    =========    =========    =========    =========

DILUTED:
  Income from continuing operations before cumulative effect of
   change in accounting principle                                     $    0.45    $    0.19    $    0.24    $    0.17    $    0.31
  Income (loss) from discontinued operations                              (0.02)       (0.03)       (0.01)          --         0.01
                                                                      ---------    ---------    ---------    ---------    ---------
  Income before cumulative effect of change in accounting principle        0.43         0.16         0.23         0.17         0.32
  Cumulative effect of change in accounting principle (2)                    --        (0.08)          --           --           --
                                                                      ---------    ---------    ---------    ---------    ---------
  Net income per share                                                $    0.43    $    0.08    $    0.23    $    0.17    $    0.32
                                                                      =========    =========    =========    =========    =========
Weighted average number of shares outstanding - diluted                  16,789       16,566       16,945       17,991       18,250
                                                                      =========    =========    =========    =========    =========
Pro forma amounts assuming the change in accounting principle was applied retroactively: (2)

Net income                                                                  N/A          N/A    $   3,866    $   2,728    $   5,772
Net income per share - basic                                                N/A          N/A         0.23         0.15         0.32
Net income per share - diluted                                              N/A          N/A         0.23         0.15         0.32
BALANCE SHEET DATA:
Property and equipment, net                                           $  49,177    $  57,146    $  56,716    $  60,659    $  64,232
Total assets                                                            285,679      307,718      294,858      292,199      287,327
Long-term debt                                                           20,640       44,942       38,846       41,526       35,936
Stockholders' equity                                                    131,250      122,868      121,338      122,259      120,520
OTHER DATA:
Working capital                                                       $ 104,420    $ 112,596    $ 105,483    $ 103,153    $  92,987

(1) Effective February 2, 2003, the Company changed its method of accounting for inventories to the last-in, first-out method, as discussed in Note 1 to the Consolidated Financial Statements.

(2) Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, as discussed in
     Note 1 to the Consolidated Financial Statements.

(3) During the fiscal year ended February 1, 2003, the Company restated its consolidated financial statements for the fiscal year ended January 29, 2000. As a result, financial information for the year ended January 29, 2000 is unaudited.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                 OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

GENERAL

         The Company was founded in 1917 and currently operates 202 retail bookstores concentrated primarily in the southeastern United States. Of the 202 stores, 163 are superstores which operate under the names Books-A-Million and Books & Co., 35 are traditional stores which operate under the Bookland and Books-A-Million names and four are newsstands which operate under the name Joe Muggs Newsstand. In addition to the retail store formats, the Company offers its products over the Internet at www.booksamillion.com and www.joemuggs.com. As of January 31, 2004, the Company employed approximately 4,800 full and part-time employees.

         The Company's growth strategy is focused on opening superstores in new and existing market areas, particularly in the Southeast. In addition to opening new stores, management intends to continue its practice of reviewing the profitability trends and prospects of existing stores and closing or relocating under-performing stores, or converting stores to different formats. With the Company's focus on superstores, the number of traditional stores has decreased over the years as new superstores are opened nearby and the traditional stores are closed. During fiscal 2004, the Company opened four stores, closed nine stores and relocated one store. In fiscal 2002, the Company began an extensive remodeling program to bring a consistent look to each store and also to update equipment. Certain stores completed a major remodeling, including new flooring, resetting the fixtures and / or relocating the cafe. Other stores completed a minor remodeling which was limited to resetting fixtures, new signage and paint. Over the past two years, the remodeled stores have outpaced the chain in comparable store sales. During fiscal 2004, the Company remodeled 36 stores. Approximately 50 percent of the Company's stores have been remodeled to date as part of this remodel program.

         The Company's performance is partially measured based on comparable store sales, which is similar to most retailers. Comparable store sales are determined each fiscal quarter during the year based on all stores that have been open at least 12 full months as of the first day of the fiscal quarter. Any stores closed during a fiscal quarter are excluded from comparable store sales as of the first day of the quarter in which they close.

CRITICAL ACCOUNTING POLICIES

Inventories

         Inventory counts are taken throughout the fiscal period. Store inventory counts are performed by an independent inventory service while warehouse inventory counts are performed internally. All physical inventory counts are reconciled to the Company's records. The Company accrues for inventory shortages based upon historical inventory shortage results.

         Cost is assigned to store and warehouse inventories using the retail inventory method. Using this method, store and warehouse inventories are valued by applying a calculated cost-to-retail ratio to the retail value of inventories. The retail method is an averaging method that is widely used within the retail industry. Inventory costing also requires certain significant management estimates and judgments involving markdowns, the allocation of vendor allowances and shrinkage. These practices affect ending inventories at cost as well as the resulting gross margins and inventory turnover ratios.

         Effective February 2, 2003, the Company changed from the first-in, first-out (FIFO) method of accounting for inventories to the last-in, first-out
(LIFO) method. Management believes this change is preferable in that it achieves a more appropriate matching of revenues and expenses. The impact of this accounting change was to increase "Costs of Products Sold" in the consolidated statements of operations by $0.7 million for the fiscal year ended January 31, 2004. This resulted in an after-tax decrease to net income of $0.4 million or a decrease in net income per diluted share of $0.02. The cumulative effect of a change in accounting principle from the FIFO method to LIFO method is not determinable. Accordingly, such change has been accounted for prospectively. In addition, pro forma amounts from retroactively applying the change cannot be reasonably estimated and have not been disclosed.

Vendor Allowances

         The Company receives allowances from its vendors related to a variety of programs and arrangements, including merchandise placement and cooperative advertising programs. Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, which addresses the accounting for vendor allowances. As a result of the adoption of this statement, vendor allowances in excess of incremental direct costs are reflected as a reduction of inventory costs and recognized in cost of products sold upon the sales of the related inventory. The charge for the adoption of EITF No. 02-16 at the beginning of fiscal 2003 is reflected as a cumulative effect of a change in accounting principle of approximately $1.2 million (net of income tax benefit of $736,000), or $0.08 per diluted share. Prior to fiscal 2003, the Company recognized these vendor allowances over the period covered by the vendor arrangement.

BOOKS-A-MILLION
2004 Annual Report

Impairment of Long-Lived Assets

         The Company reviews property and equipment and intangibles periodically to determine whether events or changes in circumstances indicate that their carrying amounts may not be recoverable or their depreciation or amortization periods should be accelerated. The Company's long-lived assets are retail store leasehold improvements, lease-rights intangibles and goodwill. The Company assesses recoverability based upon several factors, including management's intention with respect to its stores and those stores' projected undiscounted cash flows. If an impairment is indicated, an impairment loss is generally recognized for the amount by which the carrying amount of the assets exceeds the present value of their projected cash flows. Impairment losses from continuing operations are included in selling, general and administrative costs. For fiscal 2004, 2003 and 2002, impairment losses of $983,000, $241,000 and $232,000, respectively, were recorded in selling, general and administrative costs. For all years presented, the impairment losses related to the retail trade business segment.

Accrued Expenses

         On a monthly basis, certain material expenses are estimated and accrued to properly record those expenses in the period incurred. Such estimates include those made for payroll and employee benefits costs, occupancy costs and advertising expenses among other items.

         Certain estimates are made based upon analysis of historical results. Differences in management's estimates and assumptions could result in accruals that are materially different from the actual results.

Income Taxes

         The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that result in temporary differences between the amounts recorded in its financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

RESULTS OF OPERATIONS

         The following table sets forth statement of operations data expressed as a percentage of net sales for the periods presented.

                                                                                                       Fiscal Year Ended
                                                                                                 ----------------------------
                                                                                                 1/31/04    2/1/03    2/2/02
                                                                                                 -------    ------    ------
Net sales                                                                                         100.0%     100.0%   100.0%
Gross profit                                                                                       27.3%      26.8%    27.9%
Operating, selling, and administrative expenses                                                    20.6%      21.0%    21.9%
Depreciation and amortization                                                                       3.4%       3.7%     3.5%
Operating profit                                                                                    3.3%       2.1%     2.5%
Interest expense, net                                                                               0.6%       0.9%     1.0%
Income from continuing operations before income taxes and cumulative effect of change in
   accounting principle                                                                             2.7%       1.2%     1.5%
Provision for income taxes                                                                          1.0%       0.5%     0.6%
Income from continuing operations before cumulative effect of change in accounting principle        1.7%       0.7%     0.9%
Loss from discontinued operations (including impairment charges), net of tax                       -0.1%      -0.1%     0.0%
Income before cumulative effect of change in accounting principle                                   1.6%       0.6%     0.9%
Cumulative effect of a change in accounting principle                                               0.0%      -0.3%     0.0%
Net income                                                                                          1.6%       0.3%     0.9%

FISCAL 2004 COMPARED TO FISCAL 2003

         Consolidated net sales increased $22.0 million to $460.2 million in fiscal 2004 from $438.2 million in fiscal 2003. Comparable store sales increased 3.3% when compared to the same 52-week period last year. The increase in comparable store sales was due to an improving economy, as well as strong sales in categories such as Children's, Fiction and Diet & Health. The Company opened four new stores during fiscal 2004 and closed nine underperforming stores.

         Net sales for the retail trade segment increased $21.1 million, or 4.9%, to $454.0 million in fiscal 2004 from $432.9 million in fiscal 2003. The increase in sales was due to an improving economy, as well as strong sales in categories such as Children's, Fiction and Diet & Health. Net sales for the electronic commerce segment increased $2.2 million, or 9.3%, to $25.5 million in fiscal 2004 from $23.3 million in fiscal 2003. This increase was primarily due to growth in business-to-business sales volume during fiscal 2004.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

         The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company's marketing programs, pricing strategies, store operations and competition.

         Gross profit, which includes cost of sales, distribution costs and occupancy costs (including rent, common area maintenance, property taxes, utilities and merchant association dues), increased $8.0 million, or 6.8%, to $125.5 million in fiscal 2004 from $117.5 million in fiscal 2003. Gross profit as a percentage of net sales increased to 27.3% in fiscal 2004 from 26.8% in fiscal 2003, primarily due to improved sales mix, less promotional discounting and lower occupancy costs as a percentage of net sales.

         Operating, selling and administrative expenses increased $2.3 million, or 2.6%, to $94.5 million in fiscal 2004 from $92.2 million in fiscal 2003. Operating, selling and administrative expenses as a percentage of net sales decreased to 20.6% in fiscal 2004 from 21.0% in fiscal 2003, primarily due to the impact of higher comparable store sales as well as strong expense controls.

         Depreciation and amortization decreased $0.3 million, or 2.1% to $15.7 million in fiscal 2004 from $16.0 million in fiscal 2003. Depreciation and amortization as a percentage of net sales decreased to 3.4% in fiscal 2004 from 3.7% in fiscal 2003, due to lower capital expenditures in fiscal 2004.

         Consolidated operating profit was $15.2 million for fiscal 2004 compared to $9.3 million in fiscal 2003. Operating profit for the retail trade segment was $14.3 million in fiscal 2004 versus $8.8 million in fiscal 2003. This increase was primarily attributable to the higher comparable store sales during fiscal 2004. The operating profit for the electronic commerce segment was $0.3 million compared to the fiscal 2003 operating loss of $0.5 million. The improvement in operating results was due to improved gross margin as a result of increased sales, as well as lower operating costs as a percent to sales.

         Net interest expense decreased $1.3 million, or 30.3%, to $2.9 million in fiscal 2004 from $4.2 million in fiscal 2003, primarily due to lower average debt levels and lower average interest rates during fiscal 2004.

         Income taxes were calculated at an effective rate of 38.0% for both fiscal 2004 and 2003.

         Loss from discontinued operations was $0.7 million in fiscal 2004 compared to $0.9 million in fiscal 2003. The income tax benefit on the loss from discontinued operations was $0.3 million in fiscal 2004 and in fiscal 2003. Loss from discontinued operations, net of tax, was $0.4 million in fiscal 2004 compared to $0.6 million in fiscal 2003. These losses represent the results of four stores that were closed in fiscal 2004 in markets where the Company does not expect to retain the closed stores' customers at another store.

FISCAL 2003 COMPARED TO FISCAL 2002

         Consolidated net sales increased $0.6 million to $438.2 million in fiscal 2003 from $437.6 million in fiscal 2002. Comparable store sales decreased 2.6% when compared to the same 52-week period last year. The primary reasons for the decrease were weak comparable store sales in book categories and lower music sales (a discontinued line of merchandise). The Company opened six new stores during fiscal 2003 and closed three underperforming stores (these stores were not discontinued operations).

         Net sales for the retail trade segment increased $2.2 million, or 0.5%, to $432.9 million in fiscal 2003 from $430.7 million in fiscal 2002. The slight increase in sales was due to the six new stores opened during fiscal year 2003. Net sales for the electronic commerce segment increased $1.1 million, or 4.6%, to $23.3 million in fiscal 2003 from $22.2 million in fiscal 2002. This increase was primarily due to growth in business-to-business sales volume during fiscal 2003.

         The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company's marketing programs, pricing strategies, store operations and competition.

         Gross profit decreased $4.5 million, or 3.7%, to $117.5 million in fiscal 2003 from $122.0 million in fiscal 2002. Gross profit as a percentage of net sales decreased to 26.8% in fiscal 2003 from 27.9% in fiscal 2002, primarily due to higher occupancy costs as a percentage of sales combined with more promotional discount activity during fiscal 2003. Gross profit includes cost of sales, distribution costs and occupancy costs (including rent, common area maintenance, property taxes, utilities and merchant association dues).

         Operating, selling and administrative expenses decreased $3.7 million, or 3.9%, to $92.2 million in fiscal 2003, from $95.9 million in fiscal 2002. Operating, selling and administrative expenses as a percentage of net sales decreased to 21.0% in fiscal 2003 from 21.9% in fiscal 2002, primarily due to lower corporate expenses.

         Depreciation and amortization increased $0.7 million, or 4.9% to $16.0 million in fiscal 2003 from $15.3 million in fiscal 2002. Depreciation and amortization as a percentage of net sales increased to 3.7% in fiscal 2003 from 3.5% in fiscal 2002, due to the increased number of superstores operated by the Company combined with capital improvements made to existing stores during fiscal 2003.

         Consolidated operating profit was $9.3 million for fiscal 2003 compared to $10.9 million in fiscal 2002. Operating profit for the retail trade segment was $8.8 million in fiscal 2003 versus $11.2 million in fiscal 2002. This decrease was primarily attributable to the lower comparable store sales during fiscal 2003. The operating loss for the electronic commerce segment was $0.5 million compared to the fiscal 2002 loss of $1.7 million. The improvement in operating results was due to improved gross margin as a percent of sales, as well as lower operating costs as a percent to sales.

BOOKS-A-MILLION
2004 Annual Report

         Net interest expense decreased $0.2 million, or 5.8%, to $4.2 million in fiscal 2003 from $4.4 million in fiscal 2002, primarily due to lower average interest rates during fiscal 2003.

         Income taxes were calculated at an effective rate of 38.0% for both fiscal 2003 and 2002.

         Loss from discontinued operations was $0.9 million in fiscal 2003 compared to $0.1 million in fiscal 2002. The income tax benefit on the loss from discontinued operations was $0.3 million in fiscal 2003 compared to $42,000 in fiscal 2002. Loss from discontinued operations, net of tax, was $0.6 million in fiscal 2003 compared to $69,000 in fiscal 2002. These losses represent the results of four stores that were closed in fiscal 2004 in markets where the Company does not expect to retain the closed stores' customers at another store.

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

SEASONALITY AND QUARTERLY RESULTS

         Similar to many retailers, the Company's business is seasonal, with its highest retail sales, gross profit and net income historically occurring in the fourth fiscal quarter. This seasonal pattern reflects the increased demand for books and gifts during the year-end holiday selling season. Working capital requirements are generally highest during the third fiscal quarter and the early part of the fourth fiscal quarter due to the seasonality of the Company's business. The Company's results of operations depend significantly upon net sales generated during the fourth fiscal quarter, and any significant adverse trend in the net sales of such period would have a material adverse impact on the Company's results of operations for the full year.

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

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary sources of liquidity are cash flows from operations, including credit terms from vendors, and borrowings under its credit facilities. The Company has an unsecured revolving credit facility that allows borrowings up to $100.0 million, for which no principal repayments are due until the facility expires in July 2005. The credit facility has certain financial and non-financial covenants, the most restrictive of which is the maintenance of a minimum fixed charge coverage ratio. As of January 31, 2004 and February 1, 2003, $13.1 and $37.4 million, respectively, was outstanding under this credit facility. The maximum and average outstanding balances during fiscal 2004 were $77.6 million and $57.5 million, respectively. Outstanding borrowings as of January 31, 2004 had annual interest rates of 2.75%. Additionally, as of January 31, 2004 and February 1, 2003, the Company had outstanding borrowings under an industrial revenue bond totaling $7.5 million, which is secured by certain property.

         The Company's capital expenditures totaled $9.0 million in fiscal 2004. These expenditures were primarily used for new store openings, renovation and improvements to existing stores, upgrades and expansion of warehouse distribution facilities and investment in management information systems. Management estimates that capital expenditures for fiscal 2005 will be approximately $14.7 million and that such amounts will be used for purposes similar to fiscal 2004. Management believes that existing cash balances and net cash from operating activities, together with borrowings under the Company's credit facilities, will be adequate to finance the Company's planned capital expenditures and to meet the Company's working capital requirements for fiscal 2005.

Financial Position

         During fiscal 2004, the Company opened four new stores and closed nine stores. The store closings, combined with strong inventory management, resulted in decreased inventory and accounts payable balances at January 31, 2004, as compared to February 1, 2003. Net property and equipment decreased due to lower capital expenditures in fiscal 2004. Additionally, long-term debt balances decreased as of January 31, 2004 compared to February 1, 2003 due to improved earnings, lower inventory balances and lower capital expenditures.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

Future Commitments

         The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to Books-A-Million, Inc. at January 31, 2004:

                                                                 Payments Due Under Contractual Obligations
                                                                 ------------------------------------------
           (in thousands)                        Total      FY 2005    FY 2006    FY 2007    FY 2008    FY 2009   Thereafter
           --------------                        -----      -------    -------    -------    -------    -------   ----------
Long-term debt - revolving credit facility     $  13,140   $          $ 13,140   $     --   $     --    $    --    $     --
Long-term debt - industrial revenue bond           7,500         --      7,500         --         --         --          --
Operating leases                                 116,533     27,561     24,834     19,429     15,910     11,426      17,373
                                               ---------   --------   --------   --------   --------    -------    --------
Total of obligations                           $ 137,173   $ 27,561   $ 45,474   $ 19,429   $ 15,910    $11,426    $ 17,373
                                               =========   ========   ========   ========   ========    =======    ========

Guarantees

         From time to time, the Company enters into certain types of agreements that require the Company to indemnify parties against third party claims. Generally, these agreements relate to: (a) agreements with vendors and suppliers, under which the Company may provide customary indemnification to its vendors and suppliers in respect of actions they take at the Company's request or otherwise on its behalf, (b) agreements with vendors who publish books or manufacture merchandise specifically for the Company to indemnify the vendors against trademark and copyright infringement claims concerning the books published or merchandise manufactured on behalf of the Company, (c) real estate leases, under which the Company may agree to indemnify the lessors for claims arising from the Company's use of the property, and (d) agreements with the Company's directors, officers and employees, under which the Company may agree to indemnify such persons for liabilities arising out of their relationship with the Company. The Company has Directors and Officers Liability Insurance, which, subject to the policy's conditions, provides coverage for indemnification amounts payable by the Company with respect to its directors and officers up to specified limits and subject to certain deductibles.

         The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company's balance sheet at January 31, 2004, as such liabilities are considered de minimus.

Cash Flows

         Operating activities provided cash of $33,284,000, $10,850,000 and $24,559,000 in fiscal 2004, 2003 and 2002, respectively, and included the following effects:

- Cash provided by inventories in fiscal 2004 of $12,428,000 was primarily the result of increased sales and improved inventory management during the year. Cash used by inventories in fiscal 2003 of $15,103,000 was primarily the result of expanding the store title base in existing stores. Cash provided by inventories in fiscal 2002 was $1,047,000.

- Cash used by accounts payable in fiscal 2004 of $11,895,000 was a result of lower inventory levels for fiscal 2004. Cash provided by accounts payable in fiscal 2003 was $5,472,000 due to higher inventory levels. Accounts payable cash flow changes were an insignificant amount in fiscal 2002.

- Depreciation and amortization expenses were $15,880,000, $16,331,000 and $15,575,000 in fiscal 2004, 2003 and 2002, respectively. The decrease in fiscal 2004 was due to decreased capital expenditures during fiscal 2004, while the increases in fiscal 2003 and 2002 were due to increased capital expenditures in each of the fiscal years.

- Cash provided by accrued expenses was $5,074,000, $348,000 and $319,000 in fiscal 2004, 2003 and 2002, respectively. The increase in fiscal 2004 was primarily due to increases in deferred revenue related to the Company's discount card and higher bonus accruals due to the Company's improved earnings performance in fiscal 2004.

         Cash used in investing activities in fiscal 2004, 2003 and 2002 reflected a net use of cash of $8,969,000, $16,982,000 and $18,206,000, respectively. Cash was used primarily to fund capital expenditures for new store openings, acquisitions of stores, renovation and improvements to existing stores, warehouse distribution purposes and investments in management information systems.

         Financing activities used cash of $23,944,000 in fiscal 2004 to repay debt under the credit facility. Financing activities in fiscal 2003 provided cash of $5,897,000 from borrowings under the credit facility. In fiscal 2002, cash used in financing activities was $6,265,000, which was used to repurchase 1,412,000 shares of the Company's common stock and to repay debt under the credit facility.

BOOKS-A-MILLION
2004 Annual Report

Outlook

         For fiscal 2005, the Company currently expects to open approximately six to eight new superstores, relocate or remodel approximately 20 to 25 stores and close approximately two to four stores. Management estimates that capital expenditures for fiscal 2005 will be approximately $14.7 million and that such amounts will be used primarily for new store openings, renovations and improvements to existing stores, upgrades and expansion of warehouse distribution facilities and investment in management information systems.

NEW ACCOUNTING STANDARDS

         In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of this statement are effective for financial statements for fiscal years ending after December 15, 2002, and are included herein. The Company has not adopted the fair value method of recording stock options under SFAS No. 123. The FASB has now determined that stock-based compensation should be recognized as a cost in the financial statements and that such cost be measured according to the fair value of the stock options. The FASB has not as yet determined the methodology for calculating fair value and plans to issue an accounting standard that would become effective in fiscal 2005. The Company will continue to monitor communications on this subject from the FASB in order to determine the impact on the Company's financial position, results of operations or cash flows.

         FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), was issued in January 2003. This interpretation requires consolidation of variable interest entities ("VIE"), also formerly referred to as "special purpose entities," if certain conditions are met. The interpretation applies immediately to VIE's created after January 31, 2003 and to interests obtained in VIE's after January 31, 2003. Beginning after June 15, 2003, the interpretation also applies to VIE's created or interests obtained in VIE's before January 31, 2003. In December 2003, the FASB issued FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities--An Interpretation of ARB 51" (revised December 2003) ("FIN 46R"), which includes significant amendments to previously issued FIN No. 46. Among other provisions, FIN 46R includes revised transition dates for public entities. The Company is now required to adopt the provisions of FIN 46R no later than the first quarter of fiscal 2005. The adoption of this interpretation is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

         In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. The provisions of SFAS 149 require that contracts with comparable characteristics be accounted for similarly. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The requirements of SFAS No. 149 did not have a material impact on the Company's financial position, results of operations or cash flows.

RELATED PARTY ACTIVITIES

         As discussed in Note 6 of Notes to Consolidated Financial Statements, the Company conducts business with other entities in which certain officers, directors and principal stockholders of the Company have controlling ownership interests. The most significant related party transactions include inventory purchases from, and sales to, related parties. Related party inventory purchases were essentially flat in fiscal 2004 when compared to fiscal 2003. Related party sales transactions increased in fiscal 2004 due to higher sales of book product. The Company leases certain office, retail and warehouse space from related parties of which the rents have remained relatively unchanged. Management believes the terms of these related party transactions are substantially equivalent to those available from unrelated parties.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

         This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the book retail industry in general and in the Company's specific market areas; inflation; economic conditions in general and in the Company's specific market areas; the number of store openings and closings; the profitability of certain product lines; capital expenditures and future liquidity; liability and other claims asserted against the Company; uncertainties related to the Internet and the Company's Internet operations; and other factors referenced herein. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Given these uncertainties, stockholders and prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any of the forward-looking statements contained herein to reflect future events or developments.

BOOKS-A-MILLION
2004 Annual Report

CONSOLIDATED BALANCE SHEETS

                                                                                                 As Of
                                                                                                 -----
                (Dollars in thousands, except per share amounts)                         1/31/04       2/1/03
                ------------------------------------------------                         -------       ------
ASSETS
CURRENT ASSETS:

   Cash and cash equivalents                                                            $  5,348    $   4,977
   Accounts receivable, net of allowance for doubtful accounts of $545 and $712,
    respectively                                                                           7,271        7,799
   Related party receivables                                                                 351          437
   Inventories                                                                           211,591      224,019
   Prepayments and other                                                                   5,890        5,380
   Deferred income taxes                                                                   4,446        6,130
                                                                                        --------    ---------
        Total Current Assets                                                             234,897      248,742
                                                                                        --------    ---------
PROPERTY AND EQUIPMENT:

   Land                                                                                      628          628
   Buildings                                                                               6,130        6,118
   Equipment                                                                              67,418       62,193
   Furniture and fixtures                                                                 44,815       44,260
   Leasehold improvements                                                                 47,282       45,899
   Construction in process                                                                   193          270
                                                                                        --------    ---------
     Gross Property and Equipment                                                        166,466      159,368
   Less accumulated depreciation and amortization                                        117,289      102,222
                                                                                        --------    ---------
     Net Property and Equipment                                                           49,177       57,146
                                                                                        --------    ---------
OTHER ASSETS:

   Goodwill, net                                                                           1,368        1,368
   Other                                                                                     237          462
                                                                                        --------    ---------
     Total Other Assets                                                                    1,605        1,830
                                                                                        --------    ---------
     Total Assets                                                                       $285,679    $ 307,718
                                                                                        ========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:

   Accounts payable:

     Trade                                                                              $ 87,984    $  99,585
     Related party                                                                         8,777        9,071
   Accrued expenses                                                                       30,189       24,790
   Accrued income taxes                                                                    3,527        2,530
   Current portion of long-term debt                                                          --          170
                                                                                        --------    ---------
     Total Current Liabilities                                                           130,477      136,146
                                                                                        --------    ---------
LONG-TERM DEBT                                                                            20,640       44,942
DEFERRED INCOME TAXES                                                                      1,805        1,703
OTHER LONG-TERM LIABILITIES                                                                1,507        2,059
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:

   Preferred stock, $ .01 par value; 1,000,000 shares authorized, no shares
     outstanding                                                                              --           --
   Common stock, $.01 par value; 30,000,000 shares authorized, 18,465,387 and
     18,211,706 shares issued at January 31, 2004 and February 1, 2003,
     respectively                                                                            185          182
   Additional paid-in capital                                                             71,799       70,849
   Treasury stock at cost (2,010,050 shares at January 31, 2004 and February
    1, 2003)                                                                              (5,271)      (5,271)
   Deferred compensation                                                                    (284)          --
   Accumulated other comprehensive loss, net of tax                                         (707)      (1,219)
   Retained earnings                                                                      65,528       58,327
                                                                                        --------    ---------
     Total Stockholders' Equity                                                          131,250      122,868
                                                                                        --------    ---------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $285,679    $ 307,718
                                                                                        ========    =========

The accompanying notes are an integral part of these consolidated statements.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                            Fiscal Year Ended
                                                                                            -----------------
                  (In thousands, except per share data)                              1/31/04       2/1/03      2/2/02
                  -------------------------------------                              -------       ------      ------
                                                                                    52 WEEKS     52 weeks     52 weeks

Net sales                                                                           $ 460,159    $ 438,215    $ 437,583
Cost of products sold, including warehouse distribution and store
 occupancy costs(1)                                                                   334,697      320,704      315,556
                                                                                    ---------    ---------    ---------
   GROSS PROFIT                                                                       125,462      117,511      122,027

Operating, selling and administrative expenses                                         94,530       92,178       95,870
Depreciation and amortization                                                          15,712       16,048       15,296
                                                                                    ---------    ---------    ---------
   OPERATING PROFIT                                                                    15,220        9,285       10,861

Interest expense, net                                                                   2,909        4,171        4,429
                                                                                    ---------    ---------    ---------
   INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND CUMULATIVE EFFECT
          OF CHANGE IN ACCOUNTING PRINCIPLE                                            12,311        5,114        6,432

Provision for income taxes                                                              4,678        1,943        2,444
                                                                                    ---------    ---------    ---------
   INCOME FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF CHANGE IN
          ACCOUNTING PRINCIPLE                                                          7,633        3,171        3,988

Discontinued operations:
Loss from discontinued operations (including impairment charges)                         (696)        (917)        (111)
Income tax benefit                                                                        264          348           42
                                                                                    ---------    ---------    ---------
Loss from discontinued operations                                                        (432)        (569)         (69)
                                                                                    ---------    ---------    ---------

   INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                    7,201        2,602        3,919

Cumulative effect of change in accounting principle, net of deferred
 income tax benefit of $ 736                                                               --       (1,201)          --
                                                                                    ---------    ---------    ---------
   NET INCOME                                                                       $   7,201    $   1,401    $   3,919
                                                                                    =========    =========    =========
Net income per common share:
   BASIC:
        Income from continuing operations before cumulative effect of change in
         accounting principle                                                       $    0.47    $    0.20    $    0.24
        Loss from discontinued operations                                               (0.03)       (0.04)          --
                                                                                    ---------    ---------    ---------
        Income before cumulative effect of change in accounting principle                0.44         0.16         0.24
        Cumulative effect of change in accounting principle                                --        (0.07)          --
                                                                                    ---------    ---------    ---------
        Net income per share                                                        $    0.44    $    0.09    $    0.24
                                                                                    =========    =========    =========
        WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -- BASIC                         16,279       16,190       16,667
                                                                                    =========    =========    =========
   DILUTED:
        Income from continuing operations before cumulative effect of change in
         accounting principle                                                       $    0.45    $    0.19    $    0.24
        Loss from discontinued operations                                               (0.02)       (0.03)       (0.01)
                                                                                    ---------    ---------    ---------
        Income before cumulative effect of change in accounting principle                0.43         0.16         0.23
        Cumulative effect of change in accounting principle                                --        (0.08)          --
                                                                                    ---------    ---------    ---------
        Net income per share                                                        $    0.43    $    0.08    $    0.23
                                                                                    =========    =========    =========
        WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -- DILUTED                       16,789       16,566       16,945
                                                                                    =========    =========    =========

Pro forma amounts assuming the change in accounting principle was applied retroactively:
NET INCOME                                                                                N/A          N/A    $   3,866
NET INCOME PER SHARE - BASIC                                                              N/A          N/A    $    0.23
NET INCOME PER SHARE - DILUTED                                                            N/A          N/A    $    0.23

(1) Inventory purchases from related parties were $30,380, $30,212 and $29,679, respectively, for the years presented above.

  The accompanying notes are an integral part of these consolidated statements.

BOOKS-A-MILLION
2004 Annual Report

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                      Accumulated
                              Common Stock   Additional   Treasury Stock                                 Other          Total
                             --------------    Paid-In   ----------------     Deferred     Retained  Comprehensive   Stockholders
     (In thousands)          Shares  Amount    Capital   Shares   Amount    Compensation   Earnings  Income (Loss)      Equity
     --------------          ------  ------    -------   ------   ------    ------------   --------  -------------      ------
BALANCE, FEBRUARY 3, 2001    18,092  $  181  $   70,634     598  $ (1,563)  $         --   $ 53,007  $          --   $    122,259

Net income                                                                                                   3,919          3,919
Cumulative effect of
 accounting change for
 derivative instruments,
 net of tax benefit of $285                                                                                   (465)          (465)

Unrealized loss on
 accounting for
 derivative instruments,
 net of tax benefit
 of $461                                                                                                      (752)          (752)
                                                                                                                     ------------
Subtotal of comprehensive
 income                                                                                                                     2,702
                                                                                                                     ------------
Purchase of treasury
 stock                                                    1,412    (3,708)                                                 (3,708)

Issuance of stock for
 employee stock
 purchase plan                   46      --          83                                                                        83
Exercise of stock
 options                          1                   2                                                                         2
                             ------  ------  ----------  ------  --------   ------------   --------  -------------   ------------
BALANCE, FEBRUARY 2,2002     18,139     181      70,719   2,010    (5,271)            --     56,926         (1,217)       121,338
                             ======  ======  ==========  ======  ========   ============   ========  =============   ============

Net income                                                                                    1,401                         1,401
Unrealized loss on
 accounting for
 derivative instruments                                                                                         (2)            (2)
                                                                                                                     ------------
Subtotal comprehensive
 income                                                                                                                     1,399
                                                                                                                     ------------
Issuance of stock for
 employee stock purchase
 plan                            47       1          85                                                                        86
Exercise of stock options        26                  45                                                                        45
                             ------  ------  ----------  ------  --------   ------------   --------  -------------   ------------
BALANCE, FEBRUARY 1, 2003    18,212     182      70,849   2,010    (5,271)            --     58,327         (1,219)       122,868
                             ======  ======  ==========  ======  ========   ============   ========  =============   ============

Net income                                                                                    7,201                         7,201
Unrealized gain on
 accounting for
 derivative instruments,
 net of tax provision
 of $139                                                                                                       228            228
Reclassification of
 unrealized loss
 related to
 de-designation of cash
 flow hedge, net of tax
 benefit of $ 174                                                                                              284            284
                                                                                                                     ------------
Subtotal comprehensive
 income                                                                                                                     7,713
                                                                                                                     ------------
Issuance of restricted
 stock                           34                 284                             (284)                                      --
Issuance of stock for
 employee stock purchase
 plan                            42                  83                                                                        83
Exercise of stock
 options                        177       3         442                                                                       445
Tax benefit from exercise
 of stock options                                   141                                                                       141
                             ------  ------  ----------  ------  --------   ------------   --------  -------------   ------------
BALANCE, JANUARY 31, 2004    18,465  $  185   $  71,799   2,010  $ (5,271)  $       (284)  $ 65,528  $        (707)  $    131,250
                             ======  ======  ==========  ======  ========   ============   ========  =============   ============

The accompanying notes are an integral part of these consolidated statements.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             Fiscal Year Ended
                                                                                   ---------------------------------
                                 (In thousands)                                    1/31/04        2/1/03      2/2/02
                                 --------------                                    -------        ------      ------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                                         $   7,201     $  1,401     $  3,919
Adjustments to reconcile net income to net cash provided by operating activities:
     Cumulative effect of change in accounting principle, net of tax                      --        1,201           --
     Depreciation and amortization                                                    15,880       16,331       15,575
     Loss on impairment of assets                                                      1,211          382          232
     Loss on sale of property                                                             73          136          110
     Deferred income tax provision (benefit)                                           1,786           (4)        (134)
     Tax benefit of exercise of stock options                                            141           --           --
     Reclassification of unrealized loss from de-designation of cash flow hedge          284           --           --
     (Increase) decrease in assets, net of effect of acquisition in fiscal 2002:
          Accounts receivable                                                            528          241         (402)
          Related party receivables                                                       86          530        1,391
          Inventories                                                                 12,428      (15,103)       1,047
          Prepayments and other                                                         (510)          59       (1,173)
      Increase (decrease) in liabilities:
          Accounts payable                                                           (11,601)       2,062        3,454
          Related party payables                                                        (294)       3,410       (1,843)
          Accrued income taxes                                                           997         (144)       2,064
          Accrued expenses                                                             5,074          348          319
                                                                                   ---------     --------     --------
          Total adjustments                                                           26,083        9,449       20,640
                                                                                   ---------     --------     --------
                    Net cash provided by operating activities                         33,284       10,850       24,559
                                                                                   ---------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                                  (9,008)     (17,042)     (11,709)
Acquisition of stores                                                                     --           --       (6,532)
Proceeds from sale of property and equipment                                              39           60           35
                                                                                   ---------     --------     --------
                    Net cash used in investing activities                             (8,969)     (16,982)     (18,206)
                                                                                   ---------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under credit facilities                                                   192,490      203,378      186,004
Repayments under credit facilities                                                  (216,790)    (197,283)    (188,197)
Proceeds from exercise of stock options and issuance of common stock under
   employee stock purchase plan                                                          528          131           85
Purchase of treasury stock                                                                --           --       (3,708)
Repayments of other debt                                                                (172)        (329)        (449)
                                                                                   ---------     --------     --------
                    Net cash provided by (used in) financing activities              (23,944)       5,897       (6,265)
                                                                                   ---------     --------     --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     371         (235)          88
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                         4,977        5,212        5,124
                                                                                   ---------     --------     --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                           $   5,348     $  4,977     $  5,212
                                                                                   =========     ========     ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
   Interest                                                                        $   3,133     $  4,084     $  4,128
                                                                                   =========     ========     ========
   Income taxes, net of refunds                                                    $   1,694     $  1,388     $    955
                                                                                   =========     ========     ========

The accompanying notes are an integral part of these consolidated statements.

BOOKS-A-MILLION
2004 Annual Report

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

         Books-A-Million, Inc. and its subsidiaries (the "Company") are principally engaged in the sale of books, magazines and related items through a chain of retail bookstores. The Company presently operates 202 bookstores in 18 states and the District of Columbia, which are predominantly located in the southeastern United States. The Company also operates a retail Internet website. The Company presently consists of Books-A-Million, Inc., and its two wholly owned subsidiaries, American Wholesale Book Company, Inc. ("American Wholesale") and American Internet Service, Inc. ("AIS"). All significant inter-company balances and transactions have been eliminated in consolidation. For a discussion of the Company's business segments, see Note 9.

Fiscal Year

         The Company operates on a 52-53 week year, with the fiscal year ending on the Saturday closest to January 31. Fiscal years 2004, 2003 and 2002 were all 52-week periods.

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

Revenue Recognition

         The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold and the customer takes delivery. Returns are recognized at the time the merchandise is returned and processed. At each period end, an estimate of sales returns is recorded.

         The Company sells its Millionaire's Club Card, which entitles the customer to receive a ten percent discount on all purchases made during the twelve-month membership period, for a non-refundable fee. The Company recognizes this revenue over the twelve-month membership period based upon historical customer usage patterns. Related deferred revenue is included in accrued expenses.

Vendor Allowances

         The Company receives allowances from its vendors from a variety of programs and arrangements, including placement and co-operative advertising programs. Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, which addresses the accounting for vendor allowances. As a result of the adoption of this statement, vendor allowances in excess of incremental direct costs are reflected as a reduction of inventory costs and recognized in costs of goods sold upon the sale of the related inventory. The charge for the adoption of EITF No. 02-16 at the beginning of fiscal 2003 is reflected as a cumulative effect of a change in accounting principle of approximately $1.2 million (net of income tax benefit of $736,000), or $0.08 per diluted share. Prior to fiscal 2003, the Company recognized these vendor allowances over the period covered by the vendor arrangement.

Inventories

         Inventories are valued at the lower of cost or market, using the retail method. Market is determined based on the lower of replacement cost or estimated realizable value. Using the retail method, store and warehouse inventories are valued by applying a calculated cost to retail ratio to the retail value of inventories.

         Effective February 2, 2003, the Company changed from the first-in, first-out (FIFO) method of accounting for inventories to the last-in, first-out
(LIFO) method. Management believes this change was preferable in that it achieves a more appropriate matching of revenues and expenses. The impact of this accounting change was to increase "Costs of Products Sold" in the consolidated statements of operations by $0.7 million for the fiscal year ended January 31, 2004. This resulted in an after-tax decrease to fiscal 2004 net income of $0.4 million or a decrease in net income per diluted share of $0.02. The cumulative effect of a change in accounting principle from the FIFO method to LIFO method is not determinable. Accordingly, such change has been accounted for prospectively. In addition, pro forma amounts from retroactively applying the change cannot be reasonably estimated and have not been disclosed.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

         Physical inventory counts are taken throughout the course of the fiscal period and reconciled to the Company's records. Accruals for inventory shortages are estimated based upon historical shortage results.

     Inventories were:

                                                      Fiscal Year Ended
                                                ------------------------------
                                                January 31,       February 1,
    (In thousands)                                 2004              2003
    -------------                               -----------     --------------
Inventories (at FIFO)                           $   212,251     $      224,019
LIFO reserve                                           (660)                --
                                                -----------     --------------
Net inventories                                 $   211,591     $      224,019
                                                ===========     ==============

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

Impairment of Long-Lived Assets

         The Company reviews property and equipment and intangibles periodically to determine whether events or changes in circumstances indicate that their carrying amounts may not be recoverable or their depreciation or amortization periods should be accelerated. The Company's long-lived assets are retail store leasehold improvements, lease-rights intangibles and goodwill. The Company assesses recoverability based upon several factors, including management's intention with respect to its stores and those stores' projected undiscounted cash flows. If impairment is indicated, an impairment loss is generally recognized for the amount by which the carrying amount of the assets exceeds the present value of their projected cash flows. Impairment losses from continuing operations are included in selling, general and administrative costs. For fiscal 2004, 2003 and 2002, impairment losses of $983,000, $241,000 and $232,000, respectively, were recorded in selling, general and administrative costs (also see Note 8 for impairment losses included in discontinued operations). For all years presented, the impairment losses related to the retail trade business segment.

Loss from Discontinued Operations

         The Company periodically closes under-performing stores. The Company believes that a store is a component under Statement of Financial Accounting Standards ("SFAS") No. 144. Therefore, each store closure would result in the reporting of a discontinued operation unless the operations and cash flows from the closed store could be absorbed in some part by a surrounding Company store(s) within the same market area. Management evaluates certain factors in determining whether a closed store's operations could be absorbed by a surrounding store(s); the primary factor considered is the distance to the next closest Books-A-Million store. When a closed store results in a discontinued operation, the results of operations of the closed store include store closing costs and any related asset impairments. See Note 8 for discontinued operations disclosures.

Store Opening Costs

         Non-capital expenditures incurred in preparation for opening new retail stores are expensed as incurred.

Store Closing Costs

         The Company continually evaluates the profitability of its stores. When the Company closes or relocates a store, the Company incurs unrecoverable costs, including lease termination payments, costs to transfer inventory and usable fixtures and other costs of vacating the leased location. Such costs are primarily expensed as incurred and are included in selling, general and administrative costs. During fiscal 2004, 2003 and 2002, the Company recognized store closing costs of $219,000, $22,000 and $119,000, respectively.

Advertising Costs

         The costs of advertising are expensed as incurred. Advertising costs, net of applicable vendor reimbursements, are charged to operating, selling and administrative expenses, and totaled $2,995,000, $4,204,000 and $7,192,000 for fiscal years 2004, 2003 and 2002, respectively.

BOOKS-A-MILLION
2004 Annual Report

Insurance Accruals

         The Company is subject to large deductibles under its workers' compensation and health insurance policies. Amounts are accrued currently for the estimated cost of claims incurred, both reported and unreported.

Income Taxes

         The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that result in temporary differences between the amounts recorded in its financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Receivables

         Receivables represent customer (both wholesale and retail), landlord and other receivables due within one year and are net of any allowance for doubtful accounts. Net receivables were $7,622,000 and $8,236,000 at January 31, 2004 and February 1, 2003, respectively.

Statements of Cash Flows

         For purposes of the consolidated statements of cash flows, the Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Earnings Per Share

         Basic net income per share ("EPS") is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if stock options granted to employees are exercised and resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS has been computed based on the average number of shares outstanding including the effect of outstanding stock options, if dilutive, in each respective year. A reconciliation of the weighted average shares for basic and diluted EPS is as follows:

                                                                 Fiscal Year Ended
                                                           -----------------------------
                 (In thousands)                            1/31/04     2/1/03     2/2/02
------------------------------------------------           -------     ------     ------
Weighted average shares outstanding:
   Basic                                                    16,279     16,190     16,667
   Dilutive effect of stock options outstanding                510        376        278
                                                           -------     ------     ------
   Diluted                                                  16,789     16,566     16,945
                                                           =======     ======     ======

         Weighted options outstanding of 801,000, 1,577,000 and 1,368,000 for the years ended January 31, 2004, February 1, 2003 and February 2, 2002, respectively, were not included in the table above as they were anti-dilutive in those periods.

Disclosure of Fair Value of Financial Instruments

         Based upon the Company's variable rate debt and the short-term nature of its other financial instruments, the estimated fair values of the Company's financial instruments recognized on the balance sheet at January 31, 2004 and February 1, 2003 approximate their carrying values at those dates.

Stock-Based Compensation

         At January 31, 2004 and February 1, 2003, the Company had one stock option plan that is described more fully in Note 5. The Company accounts for the plan under the recognition and measurement principles of Accounting Pronouncements Bulletin (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per common share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transaction and Disclosure - An Amendment of FASB Statement No. 123," to stock-based employee compensation:

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

                                                                            Fiscal Year Ended
                                                                        ---------------------------
       (In thousands, except per share amounts)                         1/31/04   2/1/03    2/2/02
       ----------------------------------------                         -------  --------  --------
Net income, as reported                                                 $ 7,201  $  1,401  $  3,919
Deduct: Total stock-based employee compensation expense
   determined under fair value based method for all awards,
   net of tax effects                                                     1,362     1,315     1,133
                                                                        -------  --------  --------
Pro forma net income                                                    $ 5,839  $     86  $  2,786
                                                                        =======  ========  ========
Net income per common share:
   Basic - as reported                                                  $  0.44  $   0.09  $   0.24
   Basic - pro forma                                                    $  0.36  $   0.01  $   0.17
   Diluted - as reported                                                $  0.43  $   0.08  $   0.23
   Diluted - pro forma                                                  $  0.35  $   0.01  $   0.16

         The fair value of the options granted under the Company's stock option plan during fiscal 2004, 2003 and 2002 was estimated on their date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield; expected volatility of 1.06%, 1.01% and 1.21%, respectively; risk free interest rates of 3.87% to 4.90%, 3.63% to 5.10% and 3.76% to 5.71%, respectively; and expected lives of six or ten years.

Accounting for Derivative Instruments and Hedging Activities

         In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivatives and Certain Hedging Activities," and SFAS No. 149, "Amendment of SFAS No. 133 on Derivative and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The adoption of hedge accounting provided for in these statements, on February 4, 2001, resulted in a cumulative after-tax increase to other comprehensive loss, pertaining to years prior to fiscal 2002, of $465,000. At January 31, 2004 and February 1, 2003, liabilities related to derivatives are classified as other long-term liabilities totaling $1,507,000 and $2,059,000, respectively.

Shareholders' Equity

         In fiscal 2000, the Board of Directors authorized a common stock repurchase program for up to $6.0 million of the Company's outstanding shares. At January 31, 2003 and February 1, 2002, the Company had repurchased 2,010,050 shares for a cost of $5,271,000. Those shares are held in treasury. This repurchase program was discontinued in March 2004.

         In March 2004, the Board of Directors authorized a new common stock repurchase program for up to an additional 1.6 million shares, or 10% of the outstanding stock.

Comprehensive Income (Loss)

         Comprehensive income (loss) is net income or loss, plus certain other items that are recorded directly to stockholders' equity. The only such items currently applicable to the Company are the unrealized gains (losses) on the derivative instruments as explained in Note 3.

Recent Accounting Pronouncements

         In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of this statement are effective for financial statements for fiscal years ending after December 15, 2002, and are included herein. The Company has not adopted the fair value method of recording stock options under SFAS No. 123. The FASB has now determined that stock-based compensation should be recognized as a cost in the financial statements and that such cost be measured according to the fair value of the stock options. The FASB has not as yet determined the methodology for calculating fair value and plans to issue an accounting standard that would become effective in fiscal 2005. The Company will continue to monitor communications on this subject from the FASB in order to determine the impact on the Company's financial position, results of operations or cash flows.

BOOKS-A-MILLION
2004 Annual Report

         FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46"), was issued in January 2003. This interpretation requires consolidation of variable interest entities ("VIE"), also formerly referred to as "special purpose entities," if certain conditions are met. The interpretation applies immediately to VIE's created after January 31, 2003 and to interests obtained in VIE's after January 31, 2003. Beginning after June 15, 2003, the interpretation also applies to VIE's created or interests obtained in VIE's before January 31, 2003. In December 2003, the FASB issued FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities--An Interpretation of ARB 51," (revised December 2003) ("FIN 46R"), which includes significant amendments to previously issued FIN No. 46. Among other provisions, FIN 46R includes revised transition dates for public entities. The Company is now required to adopt the provisions of FIN 46R no later than the first quarter of fiscal 2005. The adoption of this interpretation is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

         In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," ("SFAS 149"). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. The provisions of SFAS 149 require that contracts with comparable characteristics be accounted for similarly. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The requirements of SFAS No. 149 did not have a material impact on the Company's financial position, results of operations or cash flows.

Prior Year Reclassifications

         Certain prior year amounts have been reclassified to conform to the current year presentation.

2.       INCOME TAXES

         A summary of the components of the income tax provision is as follows (in thousands):

                                                                   Fiscal Year Ended
                                                        ------------------------------------
                                                         1/31/04        2/1/03       2/2/02
                                                        ---------     ----------   ---------
Current:
   Federal                                              $   2,916     $    1,567   $   2,450
   State                                                       25             32          86
                                                        ---------     ----------   ---------
                                                        $   2,941     $    1,599   $   2,536
                                                        ---------     ----------   ---------
Deferred:
   Federal                                                  1,609     $       (3)  $    (132)
   State                                                     (136)            (1)         (2)
                                                        ---------     ----------   ---------
                                                            1,473             (4)       (134)
                                                        ---------     ----------   ---------
Provision for income taxes                              $   4,414     $    1,595   $   2,402
                                                        =========     ==========   =========

         A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

                                                                  Fiscal Year Ended
                                                        ----------------------------------
                                                        1/31/04       2/1/03        2/2/02
                                                        -------       ------        ------
Federal statutory income tax rate                        34.0%         34.0%         34.0%
State income tax provision                                0.2%          1.0%          1.3%
Nondeductible meals and entertainment expense             0.6%          2.7%          1.0%
Other                                                     3.2%          0.3%          1.7%
                                                         ----          ----          ----
Effective income tax rate                                38.0%         38.0%         38.0%
                                                         ====          ====          ====

         Temporary differences (in thousands) which created deferred tax assets (liabilities) at January 31, 2004 and February 1, 2003, are as follows:

                                                          As of 1/31/04                   As of 2/1/03
                                                   ---------------------------      -------------------------
                                                    CURRENT        NONCURRENT       Current       Noncurrent
                                                   ----------     ------------      --------     ------------
Depreciation                                       $       --     $     (2,521)     $            $     (2,082)
Accruals                                                3,172               --         2,736               --
Interest rate swap                                        434               --           747               --
Inventory                                                 637               --         2,318               --
State net operating loss carryforwards                     --              831            --              441
Other                                                     203             (115)          329              (62)
                                                   ----------     ------------      --------     ------------
Deferred tax asset (liability)                     $    4,446     $     (1,805)     $  6,130     $     (1,703)
                                                   ==========     ============      ========     ============

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

         At January 31, 2004, the Company had state net operating loss carryforwards of approximately $20,308,000 that expire beginning in 2006 through 2024.

         No valuation allowance for net deferred income tax assets is deemed necessary, as the realization of recorded deferred tax assets is considered more likely than not.

3.       DEBT AND LINES OF CREDIT

         The Company refinanced its credit facility during fiscal 2003. The new facility allows for unsecured borrowings up to $100 million for which no principal payments are due until the facility expires in July 2005. Interest on borrowing is determined based upon applicable LIBOR rates and the Company's rate spread, which varies depending on the maintenance of certain covenants. The credit facility has certain financial and non-financial covenants. The most restrictive financial covenant is the maintenance of a minimum fixed charge coverage ratio. As of January 31, 2004 and February 1, 2003, $13.1 million and $37.4 million, respectively, were outstanding under this credit facility. The maximum and average outstanding balances during fiscal 2004 were $77.6 million and $57.5 million, respectively. The outstanding borrowings as of January 31, 2004, had annual interest rates of 2.75%.

         The Company is subject to interest rate fluctuations involving its credit facility. To manage this exposure, the Company utilizes interest rate swaps to fix the interest rate on variable debt. The Company entered into two separate $10.0 million interest rate swaps on July 24, 2002. Both swaps expire in August 2005 and effectively fix the interest rate on $20.0 million of variable debt at 5.13%, except during the fourth quarter of fiscal 2003, during which neither swap was in effect. The counter parties to the interest rate swaps are two of the Company's primary banks. The Company believes the credit and liquidity risk of the counter parties failing to meet their obligation is remote as the Company settles its interest position with the banks on a quarterly basis.

         During fiscal 1996 and fiscal 1995, the Company acquired and constructed certain warehouse and distribution facilities with the proceeds of loans made pursuant to an industrial development revenue bond (the "Bond"), which are secured by a mortgage interest in these facilities. As of January 31, 2004 and February 1, 2003, there were $7.5 million of borrowings outstanding under these arrangements, which bear interest at variable rates. The net book value of the collateral property securing the Bond was $5,179,000 as of January 31, 2004. The Bond has a maturity date of December 1, 2019, with a purchase provision obligating the Company to repurchase the Bond on May 11, 2005, unless extended by the bondholder. Such an extension may be renewed annually by the bondholder, at the Company's request, to a date no more than five years from the renewal date. The Company maintains a $7.5 million interest rate swap that effectively fixes the interest rate on the Bond at 7.98%. The swap was entered into in May 1996 and has a term of ten years.

         The Company's hedges are generally designated as cash flow hedges because they are interest rate swaps that convert variable payments to fixed payments. Cash flow hedges protect against the variability in future cash outflows of current or forecasted debt and related interest expense. The changes in the fair value of these hedges are reported on the balance sheet with a corresponding adjustment to accumulated other comprehensive income (loss) or in earnings, depending on the type of hedging relationship. Over time, amounts held in accumulated other comprehensive income (loss) will be reclassified to earnings when the hedge transaction affects earnings.

         The Company's interest rate swaps were reported as a liability classified in other long-term liabilities in the accompanying consolidated balance sheets at their fair value of $1.5 million and $2.1 million as of January 31, 2004 and February 1, 2003, respectively. For the fiscal years ended January 31, 2004, February 1, 2003 and February 2, 2002, adjustments of $228,000, $(2,000) and $(752,000) were recorded as unrealized gains (losses) in accumulated other comprehensive income (loss), after-tax. During the fourth quarter of fiscal 2004, one interest rate swap no longer qualified for hedge accounting under SFAS No. 133. Therefore, the Company de-designated the hedge resulting in an expense of approximately $284,000.

4.       LEASES

         The Company leases the premises for its retail bookstores under operating leases, which expire in various years through the year 2014. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance, and insurance). In addition to fixed minimum rentals, some of the Company's leases require contingent rentals based on a percentage of sales.

BOOKS-A-MILLION
2004 Annual Report

         Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of January 31, 2004 are as follows (in thousands):

                                         Future Minimum
   Fiscal Year                                Rent
   -----------                           --------------
2005                                     $       27,561
2006                                             24,834
2007                                             19,429
2008                                             15,910
2009                                             11,426
Subsequent years                                 17,373
                                         --------------
Total                                    $      116,533
                                         ==============

         Rental expense for all operating leases consisted of the following (in thousands):

                                                    FISCAL YEAR ENDED
                                        ----------------------------------------
                                          1/31/04       2/1/03        2/2/02
                                        ----------   ------------  -------------
Minimum rentals                         $   30,519   $     30,157  $      28,880
Contingent rentals                             684            552            595
                                        ----------   ------------  -------------
Total                                   $   31,203   $     30,709  $      29,475
                                        ==========   ============  =============

5.       EMPLOYEE BENEFIT PLANS

401(k) Profit-Sharing Plan

         The Company and its subsidiaries maintain a 401(k) plan covering all employees who have completed 6 months of service and who are at least 21 years of age, and permit participants to contribute from 2% to 15% of compensation to the plan. Company matching and supplemental contributions are made at management's discretion. The expense under this plan was $467,000, $437,000 and $417,000 in fiscal 2004, 2003 and 2002, respectively.

Stock Option Plan

         The Company maintains a stock option plan reserving 3,800,000 shares of the Company's common stock for grants to executive officers, directors, and key employees. Prior to January 9, 2001, all options granted to employees become exercisable in equal annual increments over a five-year period and expire on the sixth anniversary of the date of grant. On January 9, 2001, the Compensation Committee of the Board of Directors approved an amendment to the Stock Option Plan that allows all options granted on or after that date to vest in equal annual increments over a three-year period and expire on the tenth anniversary of the date of the grant. All stock options have exercise prices equal to the fair market value of the common stock on the date of grant. A summary of the status of the Company's stock option plan is as follows:

                                                                                   Fiscal Year Ended
                                                        ---------------------------------------------------------------------
                                                          JANUARY 31, 2004         February 1, 2003        February 2, 2002
                                                        -------------------      -------------------     --------------------
                                                                  WEIGHTED                 Weighted                 Weighted
                                                                  AVERAGE                   Average                  Average
                                                                  EXERCISE                 Exercise                 Exercise
           (Shares in thousands)                        SHARES     PRICE         Shares      Price       Shares      Price
           ---------------------                        ------   ----------      ------   ----------     ------    ----------
Outstanding at beginning of year                         2,576   $     4.90       2,469   $     5.30      2,210    $     5.76
Granted                                                    278         6.45         386         2.41        410          3.03
Exercised                                                 (177)        2.51         (26)        1.74         (1)         1.69
Forfeited                                                 (369)        5.24        (253)        5.30       (150)         5.89
                                                        ------   ----------      ------   ----------     ------    ----------
Outstanding at end of year                               2,308   $     5.22       2,576   $     4.90      2,469    $     5.30
                                                        ------   ----------      ------   ----------     ------    ----------
Exercisable at end of year                               1,525   $     5.52       1,468   $     5.60      1,108    $     6.14
                                                        ------   ----------      ------   ----------     ------    ----------
Weighted average fair value of options granted                   $     5.97               $     2.20               $     2.90
                                                        ======   ==========      ======   ==========     ======    ==========

         During fiscal years 2004, 2003 and 2002, the Company recognized tax benefits related to the exercise of stock options in the amount of $141,000, $6,000 and $0, respectively. The tax benefits were credited to paid-in capital in the respective years.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

         The following table summarizes information about stock options outstanding at January 31, 2004 (shares in thousands):

                               Options Outstanding                                Options Exercisable
                  ----------------------------------------------------      -------------------------------
                                       Weighted
                      Number            Average                                 Number
                  Outstanding at      Remaining            Weighted         Exercisable at      Weighted
   Range of        January 31,       Contractual            Average          January 31,         Average
Exercise Price         2004          Life (Years)       Exercise Price           2004        Exercise Price
--------------    --------------     ------------       --------------      --------------   --------------
$1.38 - $ 2.37          817              7.63           $         1.95             603       $         1.80
$2.39 - $ 7.69        1,055              6.30           $         5.57             517       $         5.91
$8.19 - $13.00          436              1.23           $        10.50             405       $        10.58
                      -----                                                      -----
     Totals           2,308              5.81           $         5.22           1,525       $         5.52
                      =====              ====           ==============           =====       ==============


         The Company also maintains separate option plans for its subsidiaries. A total of 40,000 shares of common stock is authorized under these plans and all 40,000 shares were available for issuance as of January 31, 2004.

Employee Stock Purchase Plan

         The Company maintains an employee stock purchase plan under which 400,000 shares of the Company's common stock are reserved for purchase by employees at 85% of the fair market value of the common stock at the lower of the market value for the Company's stock as of the beginning of the fiscal year or the end of the fiscal year. Of the total reserved shares, 224,305 shares have been purchased as of January 31, 2004.

Executive Incentive Plan

         The Company maintains an Executive Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for awards to certain executive officers of both cash and shares of restricted stock. Issuance of awards under the Incentive Plan is based on the Company achieving pre-established performance goals during a three consecutive fiscal year performance period. Awards issued under the Incentive Plan vest based on the grantee's employment at the end of a three year restriction period which commences at the end of the performance period for which the awards were issued. Awards under the Incentive Plan are expensed ratably over the period from the date that the issuance of such awards becomes probable through the end of the restriction period. Awards granted under the Incentive Plan for the three year performance period ended January 31, 2004 totaled $284,000. No awards were issued under the Incentive Plan for the three year performance periods ended February 1, 2003 and February 2, 2002.

6.       RELATED PARTY TRANSACTIONS

         Certain stockholders and directors (including certain officers) of the Company have controlling ownership interests in other entities with which the Company conducts business. Transactions between the Company and these various other entities ("related parties") are summarized in the following paragraphs.

         The Company purchases a substantial portion of its magazines as well as certain of their seasonal music and newspapers from Anderson Media Corporation ("Anderson Media"), an affiliate through common ownership. During fiscal 2004, 2003 and 2002, purchases of these items from Anderson Media totaled $28,160,000, $27,736,000 and $27,934,000, respectively. The Company purchases certain of its collectibles and books from Anderson Press, Inc. ("Anderson Press"), an affiliate through common ownership. During fiscal 2004, 2003 and 2002, such purchases from Anderson Press totaled $853,000, $1,153,000 and $440,000, respectively. The Company purchases certain of its greeting cards and gift products from C.R. Gibson, Inc., an affiliate through common ownership. The purchases of these items in fiscal 2004, 2003 and 2002 were $265,000, $460,000 and $368,000, respectively. The Company purchases certain magazine subscriptions from Magazines.com, an affiliate through common ownership. During fiscal 2004, 2003 and 2002, purchases of these items were $89,000, $59,000 and $58,000, respectively. The Company purchases content for publication from Publication Marketing Corporation, an affiliate through common ownership. During fiscal 2004, 2003 and 2002, purchases of these items were $72,000, $56,000 and $38,000, respectively. The Company purchases various gift products from American Promotional Events, Inc. ("American Promotional Events"), an affiliate through common ownership. These items totaled $29,000, $18,000 and $80,000 during fiscal 2004, 2003 and 2002, respectively. The Company utilizes import sourcing and consolidation services from Anco Far East Importers, LTD ("Anco Far East"), an affiliate through common ownership. The total paid to Anco Far East was $910,000, $729,000 and $761,000 for fiscal 2004, 2003 and 2002, respectively.
These amounts paid to Anco Far East primarily included the actual cost of the product, as well as duty, freight and fees for consolidation and sourcing. All costs other than the sourcing & consolidation service fees were passed through from other vendors. Anco Far East fees, net of the pass through, were $77,000, $73,000 and $76,000, respectively.

BOOKS-A-MILLION
2004 Annual Report

         The Company sold books to (received returns from) Anderson Media in the amounts of $443,000, $(116,000) and $(31,000) in fiscal 2004, 2003 and 2002, respectively. The Company's sales to Anderson Media significantly decreased in fiscal 2003 and 2002; however, returns were still being processed from previous years, and as a result, net returns were recorded for those years. During fiscal 2004, 2003 and 2002, the Company provided $226,000, $131,000 and $128,000, respectively, of internet services to Magazines.com. The Company provided internet services to American Promotional Events of $50,000, $55,000 and $73,000 in fiscal 2004, 2003 and 2002, respectively.

         The Company leases its principal executive offices from a trust, which was established for the benefit of the grandchildren of Mr. Charles C. Anderson, a member of the Board of Directors. The lease extends to January 31, 2006. During fiscal 2004, 2003 and 2002, the Company paid rent of $137,000 in each year to the trust under this lease. Anderson & Anderson LLC ("A&A"), which is an affiliate through common ownership, also leases three buildings to the Company. During fiscal 2004, 2003 and 2002, the Company paid A&A a total of $447,000, $455,000 and $515,000, respectively, in connection with such leases. Total minimum future rental payments under all four of these leases are $275,000 at January 31, 2004. The Company subleases certain property to Hibbett Sporting Goods, Inc. ("Hibbett"), a sporting goods retailer in the southeastern United States. The Company's Executive Chairman, Clyde B. Anderson, is a member of Hibbett's board of directors. During fiscal 2004, 2003 and 2002, the Company received $191,000, $161,000 and $161,000, respectively, in rent payments from Hibbett.

         The Company also purchased logistics services from Clark Distribution, a distribution company affiliated through common ownership, which amounted to $0, $0 and $64,000 in fiscal 2004, 2003 and 2002, respectively. The Company incurred expenses related to professional services from A&A and Charles C. Anderson, a member of the Board of Directors, which amounted to $0 in fiscal 2004 and $144,000 in each of fiscal 2003 and 2002. The Company shares ownership of a plane, which the Company uses in the operations of its business, with an affiliated company. The Company rents the plane to affiliated companies at the approximate cost of usage. The total amounts received from affiliated companies for use of the plane in fiscal 2004, 2003 and 2002 were $275,000, $269,000 and $198,000, respectively. The cost of operating the plane during these years was approximately the same as the revenue received. Likewise, the Company occasionally rents a plane from A&A at prices that approximate the cost of usage. The amounts paid to A&A for plane rental were $44,000, $48,000 and $84,000 for fiscal 2004, 2003 and 2002, respectively.

7.       ACQUISITION OF STORES

         During March 2001, the Company acquired inventory and lease-rights of 18 stores from Crown Books Corporation for $6.5 million (which was allocated predominantly to inventories). The stores are located in the Chicago and Washington, D.C. metropolitan areas. The results of operations for these stores are reflected in the consolidated financial statements beginning in the first quarter of fiscal 2002.

8.       LOSS FROM DISCONTINUED OPERATIONS

         Discontinued operations represent the fiscal 2004 closure of four retail stores in markets located in Georgia (two stores), Louisiana and North Carolina where the Company does not expect another of its existing stores to absorb the closed store's customers. These stores had sales of $2,457,000, $4,445,000 and $5,172,000 and pretax operating losses of $696,000, $917,000 and
$111,000 for fiscal 2004, 2003 and 2002, respectively. Included in the loss on discontinued operations are impairment losses of $228,000, $141,000 and $0 for fiscal 2004, 2003 and 2002, respectively. Also included in the loss on discontinued operations are store closing costs of $64,000, $178,000, and $0 for fiscal 2004, 2003 and 2002, respectively.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

9.       BUSINESS SEGMENTS

         The Company has two reportable segments: retail trade and electronic commerce trade. The retail trade segment is a strategic business segment that is engaged in the retail trade of mostly book merchandise and includes the Company's distribution center operations, which predominantly supplies merchandise to the Company's retail stores. The electronic commerce trade segment is a strategic business segment that transacts business over the Internet and is managed separately due to divergent technology and marketing requirements. The Company evaluates performance of the segments based on profit and loss from operations before interest and income taxes. Certain intersegment cost allocations have been made based upon consolidated and segment revenues.

                                                                      Fiscal Year Ended
                                                            ---------------------------------------
    Segment information (in thousands)                        1/31/04        2/1/03        2/2/02
    ----------------------------------                      -----------    ----------   -----------
NET SALES
   Retail / Wholesale Trade                                 $   454,000    $  432,865   $   430,742
   Electronic Commerce Trade                                     25,451        23,277        22,247
   Intersegment Sales Elimination                               (19,292)      (17,927)      (15,406)
                                                            -----------    ----------   -----------
     Net Sales                                              $   460,159    $  438,215   $   437,583
                                                            ===========    ==========   ===========
OPERATING PROFIT
   Retail / Wholesale Trade                                 $    14,346    $    8,787   $    11,199
   Electronic Commerce Trade                                        332          (490)       (1,718)
   Intersegment Elimination of Certain Costs                        542           988         1,380
                                                            -----------    ----------   -----------
     Total Operating Profit                                 $    15,220    $    9,285   $    10,861
                                                            ===========    ==========   ===========
ASSETS
   Retail / Wholesale Trade                                 $   284,718    $  306,542
   Electronic Commerce Trade                                      1,527         1,752
   Intersegment Sales Elimination                                  (566)         (576)
                                                            -----------    ----------
     Total Assets                                           $   285,679    $  307,718
                                                            ===========    ==========

10.      COMMITMENTS AND CONTINGENCIES

         The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position or results of operations or cash flows of the Company.

         From time to time, the Company enters into certain types of agreements that require the Company to indemnify parties against third party claims. Generally, these agreements relate to: (a) agreements with vendors and suppliers, under which the Company may provide customary indemnification to its vendors and suppliers in respect of actions they take at the Company's request or otherwise on its behalf, (b) agreements with vendors who publish books or manufacture merchandise specifically for the Company to indemnify the vendors against trademark and copyright infringement claims concerning the books published or merchandise manufactured on behalf of the Company, (c) real estate leases, under which the Company may agree to indemnify the lessors for claims arising from the Company's use of the property, and (d) agreements with the Company's directors, officers and employees, under which the Company may agree to indemnify such persons for liabilities arising out of their relationship with the Company. The Company has Directors and Officers Liability Insurance, which, subject to the policy's conditions, provides coverage for indemnification amounts payable by the Company with respect to its directors and officers up to specified limits and subject to certain deductibles.

         The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company's balance sheet at January 31, 2004, as such liabilities are considered de minimus.

BOOKS-A-MILLION
2004 Annual Report

INDEPENDENT AUDITORS' REPORT

To Books-A-Million, Inc.:

We have audited the accompanying consolidated balance sheets of Books-A-Million, Inc. (a Delaware corporation) (the "Company"), and its subsidiaries as of January 31, 2004 and February 1, 2003 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Books-A-Million, Inc. and its subsidiaries as of January 31, 2004 and February 1, 2003 and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the Consolidated Financial Statements, effective February 3, 2002, the Company changed its method of accounting for vendor allowances and, effective February 2, 2003, the Company changed its method of accounting for inventories.

DELOITTE & TOUCHE LLP

Birmingham, Alabama
April 19, 2004

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

SUMMARY OF QUARTERLY RESULTS (Unaudited)

                                                                              FISCAL YEAR ENDED JANUARY 31, 2004
                                                               --------------------------------------------------------------
                                                                 FIRST        SECOND       THIRD       FOURTH       TOTAL
 (In thousands, except per share amounts)                       QUARTER       QUARTER     QUARTER     QUARTER        YEAR
 ----------------------------------------                      ----------   ----------   ---------   ---------    -----------
Net sales                                                      $   98,505   $  113,081   $ 102,724   $ 145,849    $   460,159
Gross profit                                                       24,937       30,815      26,412      43,298        125,462
Operating profit (loss)                                              (674)       3,238        (232)     12,888         15,220
Net income (loss)                                                  (1,042)       1,361        (755)      7,637          7,201
Net income (loss) per share - basic                                 (0.06)        0.08       (0.05)       0.47           0.44
Net income (loss) per share - diluted (1)                           (0.06)        0.08       (0.05)       0.45           0.43

                                                                         Fiscal Year Ended February 1, 2003 (2)
                                                               --------------------------------------------------------------
                                                                 FIRST        SECOND       THIRD       FOURTH       TOTAL
 (In thousands, except per share amounts)                       QUARTER       QUARTER     QUARTER     QUARTER        YEAR
 ----------------------------------------                      ----------   ----------   ---------   ---------    -----------
Net sales                                                      $  100,273   $  103,550   $  96,280   $ 138,112    $   438,215
Gross profit                                                       27,380       27,989      22,718      39,424        117,511
Operating profit (loss)                                               871          470      (2,965)     10,909          9,285
Income (loss) before cumulative effect of change in
 accounting principle                                                (111)        (425)     (2,755)      5,893          2,602
Income (loss) per share - basic before cumulative effect of
 change in accounting principle (1)                                 (0.01)       (0.03)      (0.17)       0.36           0.16
Income (loss) per share - diluted before cumulative effect
 of change in accounting principle (1)                              (0.01)       (0.03)      (0.17)       0.36           0.16
Net income (loss)                                                  (1,312)        (425)     (2,755)      5,893          1,401
Net income (loss) per share - basic (1)                             (0.08)       (0.03)      (0.17)       0.36           0.09
Net income (loss) per share - diluted                               (0.08)       (0.03)      (0.17)       0.36           0.08

(1) The sum of quarterly per share amounts are different from the annual per share amounts because of differences in the weighted average number of common and common equivalent shares used in the quarterly and annual computations.

(2) Certain reclassifications were made to the quarterly amounts for fiscal 2003 to appropriately reflect discontinued operations.

BOOKS-A-MILLION
2004 Annual Report

DIRECTORS AND CORPORATE OFFICERS

BOARD OF DIRECTORS

CLYDE B. ANDERSON
Executive Chairman of the Board

CHARLES C. ANDERSON
Retired Chairman

TERRY C. ANDERSON
Chief Executive Officer and President, American Promotional
Events, Inc.

RONALD G. BRUNO
President,
Bruno Capital Management Corporation

DR. J. BARRY MASON
Dean, Culverhouse College of Commerce The University of Alabama

WILLIAM H. ROGERS, JR.
Executive Vice President, SunTrust Banks, Inc.

CORPORATE OFFICERS

CLYDE B. ANDERSON
Executive Chairman of the Board

SANDRA B. COCHRAN
President, Chief Executive Officer and Secretary

TERRANCE G. FINLEY
Executive Vice President of Books-A-Million, Inc.
  and President, American Internet Service, Inc.

RICHARD S. WALLINGTON
Chief Financial Officer

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

CORPORATE INFORMATION

CORPORATE OFFICE
Books-A-Million, Inc.
402 Industrial Lane
Birmingham, Alabama 35211
(205) 942-3737

TRANSFER AGENT
Bank of New York
(800) 524-4458

     STOCKHOLDER INQUIRIES:
     Stockholder Relations Department - 11E
     P.O. Box 11258, Church Street Station
     New York, New York 10286
     E-Mail address: shareowner-svcs@bankofny.com
     Bank of New York's Stock Transfer Website: http://stock.bankofny.com

     CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:
     Receive and Deliver Department - 11W
     P.O. Box 11002, Church Street Station
     New York, New York 10286

INDEPENDENT PUBLIC ACCOUNTANTS
Deloitte & Touche LLP
Birmingham, Alabama

FORM 10-K AND INVESTOR CONTACT

         A copy of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2004, as filed with the Securities and Exchange Commission, as well as key committee charters, corporate governance guidelines and code of conduct, are available without charge to stockholders upon written request. Such requests and other investor inquiries should be directed to Richard S. Wallington, the Company's Chief Financial Officer, or you can view the those items at www.booksamillioninc.com.

MARKET AND DIVIDEND INFORMATION

Common Stock

         The Common Stock of Books-A-Million, Inc., is traded in the Nasdaq National Market under the symbol BAMM. The chart below sets forth the high and low stock prices for each quarter of the fiscal years ending January 31, 2004 and February 1, 2003.

Quarter Ended                           High            Low
-------------                          -----           -----
JANUARY 2004                           $7.02           $4.41
OCTOBER 2003                            5.00            2.80
JULY 2003                               3.34            2.07
APRIL 2003                              2.45            2.05
January 2003                            2.77            2.27
October 2002                            3.70            2.53
July 2002                               4.26            3.22
April 2002                              5.12            3.02

         The closing price on April 5, 2004, was $6.68. No cash dividends have been declared since completion of the Company's initial public offering in 1992. As of April 5, 2004, Books-A-Million, Inc., had approximately 10,500 stockholders based on the number of individual participants represented by security position listings.

ANNUAL MEETING OF STOCKHOLDERS

         The annual meeting of stockholders will be held on June 3, 2004, at 10:00 a.m. central time at The Harbert Center, 2019 Fourth Avenue North, Birmingham, Alabama 35203. Stockholders of record as of April 5, 2004, are invited to attend this meeting.