Form 10-K/A, Exhibit 13
period 2004-01-31
BOOKS A MILLION INC
filed 2005-04-28
CIK 891919

                                                                      EXHIBIT 13

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

COMPANY PROFILE

Books-A-Million is one of the nation's leading book retailers and sells on the Internet at www.booksamillion.com. The Company presently operates more than 200 stores in 18 states and the District of Columbia. The Company operates three distinct stores formats, including large superstores operating under the names Books-A-Million and Books & Co., traditional bookstores operating under the names Books-A-Million and Bookland, and Joe Muggs Newsstands.

FIVE-YEAR HIGHLIGHTS

                                                                            For the Fiscal Year Ended
(In thousands, except per share amounts)           1/31/04 (1)(3)   2/1/03 (2)(3)    2/2/02(3)      2/3/01 (3)     1/29/00 (3)
--------------------------------------------------------------------------------------------------------------------------------
                                                   (AS RESTATED)    (as restated)  (as restated)   (as restated)  (as restated)
STATEMENT OF OPERATIONS DATA                            52 WEEKS         52 weeks        52 weeks       53 weeks        52 weeks
Net sales                                          $     460,159    $     438,215  $      437,583  $     412,876  $      397,188
Income before cumulative effect of a change
    in accounting principle (1)                            7,126            2,554           3,944          3,012           5,829
Net income                                                 7,126            1,353           3,944          3,012           5,829
Earnings per share - diluted,  before cumulative
    effect of a change in accounting principle (1)          0.42             0.15            0.23           0.17            0.32
Earnings per share - diluted                                0.42             0.08            0.23           0.17            0.32
Weighted average shares - diluted                         16,789           16,566          16,945         17,991          18,250
Capital investment                                        10,402           19,836          12,688         17,065          13,904

BALANCE SHEET DATA
Property and equipment, net                        $      59,892    $      68,912  $       67,941  $      72,870  $       73,438
Total assets                                             296,398          319,484         306,083        304,410         296,533
Long-term debt                                            20,640           44,942          38,846         41,526          35,936
Stockholders' equity                                     131,001          122,694         121,212        122,108         120,336

OTHER DATA
Working capital                                    $     104,723    $     112,810  $      105,638  $     103,338  $       93,209
Debt to total capital ratio                                 0.14             0.27            0.24           0.26            0.23

OPERATIONAL DATA
Total number of stores                                       202              207             204            185             180
Number of superstores                                        163              163             157            145             135
Number of traditional stores                                  35               37              40             37              43
Number of Joe Muggs newsstands                                 4                7               7              3               2

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

(3) The Company has restated its financial statements as discussed in Note 11 to the Consolidated Financial Statements.

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

Thank you for your continued interest and support.

/s/ Clyde B. Anderson                        /s/ Sandra B. Cochran
--------------------------------------       -----------------------------------
Clyde B. Anderson                            Sandra B. Cochran
Executive Chairman of the Board              President, Chief Executive Officer
                                             and Secretary

FINANCIAL HIGHLIGHTS

                                                                                                   Fiscal Year Ended
                                                                                               ------------------------------
(In thousands, except per share amounts)                                                       1/31/04 (1)(3)   2/1/03 (2)(3)
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                      $    460,159   $   438,215
Operating profit                                                                                     15,099         9,207
Income before cumulative affect of change in accounting principle                                     7,126         2,554
Net income                                                                                            7,126         1,353
Income per share - diluted, before cumulative effect of change in accounting principle                 0.42          0.15
Net income per share                                                                                   0.42          0.08

                                                                                                         As of
                                                                                               ------------------------------
(In thousands)                                                                                 1/31/04 (1)(3)   2/1/03 (2)(3)
-----------------------------------------------------------------------------------------------------------------------------
Working capital                                                                                $    104,723   $   112,810
Total assets                                                                                        296,398       319,484
Stockholders' investment                                                                            131,001       122,694

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

(3) The Company has restated its financial statements as discussed in Note 11 to the Consolidated Financial Statements.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                          Fiscal Year Ended
                                                                   1/31/04(1)(3) 2/1/03(2)(3)    2/2/02(3)   2/3/01(3)  1/29/00(3)
                                                                        (AS          (as           (as         (as         (as
(In thousands, except per share data)                                RESTATED)     restated)     restated)   restated)   restated)
STATEMENT OF OPERATIONS DATA:                                       52 WEEKS        52 weeks      52 weeks    53 weeks   52 weeks
 Net sales                                                          $  460,159    $  438,215   $    437,583   $412,876   $397,188
 Cost of products sold, including warehouse distribution and
       store occupancy costs                                           332,373       318,529        313,551    298,180    286,373
 Gross profit                                                          127,786       119,686        124,032    114,696    110,815
 Operating, selling and administrative expenses                         94,530        92,178         95,870     88,853     82,783
 Depreciation and amortization                                          18,157        18,301         17,261     16,142     14,842
 Operating profit                                                       15,099         9,207         10,901      9,701     13,190
 Interest expense, net                                                   2,909         4,171          4,429      4,804      4,211
 Income from continuing operations before income taxes and
       cumulative effect of change in accounting principle              12,190         5,036          6,472      4,897      8,979
 Provision for income taxes                                              4,632         1,913          2,459      1,861      3,411
 Income from continuing operations before cumulative effect of
       change in accounting principle                                    7,558         3,123          4,013      3,036      5,568

 Discontinued operations:

  Loss from discontinued operations (including impairment charge)        (696)          (917)         (111)        (39)       421
  Income tax benefit (provision)                                          264            348            42          15       (160)
  Income (Loss) from discontinued operations                             (432)          (569)          (69)        (24)       261
  Income before cumulative effect of change in accounting
       principle                                                        7,126          2,554         3,944       3,012      5,829
  Cumulative effect of change in accounting principle, net of
       income taxes(2)                                                      -         (1,201)            -           -          -
  Net income                                                        $   7,126     $    1,353    $    3,944    $  3,012   $  5,829

  Net income per common share:

  BASIC:
       Income from continuing operations before cumulative effect
           of change in accounting principle                        $    0.47     $     0.19    $     0.24    $   0.17   $   0.31
       Income (loss) from discontinued operations                       (0.03)         (0.04)            -           -       0.01
       Income before cumulative effect of change in accounting
           principle                                                     0.44           0.15          0.24        0.17       0.32
       Cumulative effect of change in accounting principle (2)              -          (0.07)            -           -          -
       Net income per share                                         $    0.44     $     0.08    $     0.24    $   0.17   $   0.32
  Weighted average number of shares outstanding - basic                16,279         16,190        16,667      17,955     17,981

  DILUTED:
       Income from continuing operations before cumulative effect
           of change in accounting principle                        $    0.45     $     0.18    $     0.24    $   0.17   $   0.31
       Income (loss) from discontinued operations                       (0.03)         (0.03)        (0.01)          -       0.01
       Income before cumulative effect of change in accounting
           principle                                                     0.42           0.15          0.23        0.17       0.32
       Cumulative effect of change  in accounting principle (2)             -          (0.07)            -           -          -
       Net income per share                                         $    0.42     $     0.08    $     0.23    $   0.17   $   0.32
  Weighted average number of shares outstanding - diluted              16,789         16,566        16,945      17,991     18,250

Pro forma amounts assuming the change in accounting principle was applied retroactively:  (2)

Net income                                                                N/A            N/A    $    3,891    $  2,760   $  5,750
Net income per share - basic                                              N/A            N/A          0.23        0.15       0.32
Net income per share - diluted                                            N/A            N/A          0.23        0.15       0.32

BALANCE SHEET DATA:

 Property and equipment, net                                           59,892         68,912        67,941      72,870     73,438
 Total assets                                                         296,398        319,484       306,083     304,410    296,533
 Long-term debt                                                        20,640         44,942        38,846      41,526     35,936
 Stockholders' investment                                             131,001        122,694       121,212     122,108    120,336

OTHER DATA:
  Working capital                                                   $ 104,723     $  112,810    $  105,638    $103,338   $ 93,209

(1) Effective February 2, 2003, the Company changed its method of account for inventories to the last-in, fist out method, as discussed in Note 1 to the Consolidated Financial Statements.

(2) Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, as discussed in Note 1 of the Consolidated Financial Statements.

(3) The Company has restated its financial statements as discussed in Note 11 to the Consolidated Financial Statements.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

                       MANAGEMENT'S DISCUSSION & ANALYSIS
                 OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

      The following Management's Discussion & Analysis gives effect to the restatement discussed in Note 11 to the Consolidated Financial Statements.

GENERAL

      The Company was founded in 1917 and currently operates 202 retail bookstores concentrated primarily in the southeastern United States. Of the 202 stores, 163 are superstores which operate under the names Books-A-Million and Books & Co., 35 are traditional stores which operate under the Bookland and Books-A-Million names and four are newsstands which operate under the name Joe Muggs Newsstand. In addition to the retail store formats, the Company offers its products over the Internet at www.booksamillion.com and www.joemuggs.com. As of January 31, 2004, the Company employed approximately 4,800 full- and part-time employees.

      The Company's growth strategy is focused on opening superstores in new and existing market areas, particularly in the Southeast. In addition to opening new stores, management intends to continue its practice of reviewing the profitability trends and prospects of existing stores and closing or relocating under-performing stores, or converting stores to different formats. With the Company's focus on superstores, the number of traditional stores has decreased over the years as new superstores are opened nearby and the traditional stores are closed. During fiscal 2004, the Company opened four stores, closed nine stores and relocated one store. In fiscal 2002, the Company began an extensive remodeling program to bring a consistent look to each store and also to update equipment. Certain stores completed a major remodeling, including new flooring, resetting the fixtures and / or relocating the cafe. Other stores completed a minor remodeling which was limited to resetting fixtures, new signage and paint. Over the past two years, the remodeled stores have outpaced the chain in comparable store sales. During fiscal 2004, the Company remodeled 36 stores. Approximately 50 percent of the Company's stores have been remodeled to date as part of the remodel program.

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

      As previously disclosed in a Form 8-K filed on March 22, 2005, following a review of its lease-related accounting policies, Books-A-Million, Inc. (the "Company") determined to restate its prior financial statements (the "Restatement") to correct errors in those financial statements relating to the computation of depreciation, rent holiday, straight-line rent expense and the related deferred liability. See Note 11 in the Notes to the Consolidated Financial Statements beginning on page 25.

CRITICAL ACCOUNTING POLICIES

General

      Management's Discussion and Analysis of Financial Condition and Results of Operations discuss the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements require management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company believes that the likelihood is remote that materially different amounts will be reported related to actual results for the estimates and judgments described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Other Long-Lived Assets

      Property and equipment are recorded at cost. Depreciation on equipment and furniture and fixtures is provided on the straight-line method over the estimated service lives, which range from three to seven years. Depreciation of buildings and amortization of leasehold improvements, including remodels, is provided on the straight-line basis over the lesser of the assets estimated useful lives (ranging from 5 to 40 years) or, if applicable, the periods of the leases. Determination of useful asset life is based on several factors requiring judgment by management and adherence to generally accepted accounting principles for depreciable periods. Judgment used by management in the determination of useful asset life could relate to any of the following factors: expected use of the asset; expected useful life of similar assets; any legal, regulatory, or contractual provisions that may limit the useful life; and, other factors that may impair the economic useful life of the asset. Maintenance and repairs are charged to expense as incurred. Improvement costs are capitalized to property accounts and depreciated using applicable annual rates. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

Impairment of Long-Lived Assets

      The Company reviews property and equipment and amortizable intangibles when events or changes in circumstances indicate that their carrying amounts may not be recoverable or their depreciation or amortization periods should be accelerated in accordance with Statement of Financial Accounting Standards
(SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Circumstances that are considered in determining impairment are: decreases in store sales from the prior year, decreases in store sales from the current year budget, annual measurement of individual store pre-tax future cash flows, indications that an asset no longer has an economically useful life, or other factors that would indicate a store cannot be profitable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows at the lowest level of independent cash flows, which is generally at the individual store level. Future events could cause the Company to conclude that impairment indicators exist and those long-lived assets may be impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations. The Company's long-lived assets are principally retail store leasehold improvements, lease-rights intangibles and goodwill. The Company assesses recoverability based upon several factors, including management's intention with respect to its stores and those stores projected undiscounted cash flows. If impairment is indicated, an impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the present value of their projected cash flows. Impairment losses from continuing operations are included in selling, general and administrative costs. For fiscal 2004, 2003 and 2002, impairment losses of $983,000, $241,000 and $232,000, respectively, were recorded in selling, general and administrative costs. For all years presented, the impairment losses related to the retail trade business segment.

Closed Store Expenses

      Management considers several factors in determining when to close or relocate a store. Some of these factors are: decreases in store sales from the prior year, decreases in store sales from the current year budget, annual measurement of individual store pre-tax future net cash flows, indications that an asset no longer has an economically useful life, remaining term of an individual store lease, or other factors that would indicate a store in the current location cannot be profitable.

      When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements, lease termination costs, costs to transfer inventory and usable fixtures, other costs in connection with vacating the leased location, and a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $219,000, $22,000, and $119,000 during fiscal 2004, 2003 and 2002, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Inventories

      Inventories are taken throughout the fiscal period. Store inventory counts are performed by an independent inventory service while warehouse inventory counts are performed internally. All physical inventory counts are reconciled to the Company's records. The Company's accrual for inventory shortages is based upon historical inventory shortage results.

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

      Effective February 2, 2003, the Company changed from the first-in, first-out (FIFO) method of accounting for inventories to the last-in, first-out
(LIFO) method. Management believes this change is preferable in that it achieves a more appropriate matching of revenues and expenses. The impact of this accounting change was to increase "Costs of Products Sold" in the consolidated statements of operations by $0.7 million for fiscal year ended January 31, 2004. This resulted in an after-tax decrease to net income of $0.4 million or a decrease in net income per diluted share of $0.02. The cumulative effect of a change in accounting principle from the FIFO method to the LIFO method is not determinable. Accordingly, such change has been accounted for prospectively. In addition, pro forma amounts from retroactively applying the change cannot be reasonably estimated and have not been disclosed. The difference between replacement and current cost of inventory over stated LIFO value is $0.7 million whereas inventory before LIFO, at FIFO value is $212 million. The estimated replacement cost of inventory is the current FIFO value of $212 million. The LIFO value did not include any layer liquidation since the LIFO method was adopted in fiscal 2004.

Vendor Allowances

      The Company receives allowances from its vendors from a variety of programs and arrangements, including merchandise placement and cooperative advertising programs. Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, which addresses the accounting for vendor allowances. As a result of the adoption of this statement, vendor allowances in excess of incremental direct costs are reflected as a reduction of inventory costs and recognized in cost of products sold upon the sales of the related inventory. The charge of the adoption of EITF No. 02-16 at the beginning of fiscal 2003 is reflected as a cumulative effect of a change in accounting principle of approximately $1.2 million (net of income tax benefit of $736,000), or $0.07 per diluted share. Prior to fiscal 2003, the Company recognized these vendor allowances over the period covered by the vendor arrangement.

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

Income Taxes

      The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that result in temporary differences between the amounts recorded in its financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

RESULTS OF OPERATIONS

      The following table sets forth statement of operations data expressed as a percentage of net sales for the periods presented.

                                                                                                    Fiscal Year Ended
                                                                                              --------------------------------
                                                                                               1/31/04      2/1/03      2/2/02
                                                                                              --------------------------------
                                                                                                (AS         (as         (as
                                                                                              RESTATED)   restated)   restated)
Net sales                                                                                       100.0%      100.0%      100.0%
Gross profit                                                                                     27.8%       27.3%       28.3%
Operating, selling, and administrative expenses                                                  20.5%       21.0%       21.9%
Depreciation and amortization                                                                    4.0 %        4.2%        3.9%
Operating profit                                                                                  3.3%        2.1%        2.5%
Interest expense, net                                                                             0.6%        1.0%        1.0%
Income from continuing operations before income taxes and cumulative effect of change in          2.7%        1.1%        1.5%
     accounting principle
Provision for income taxes                                                                        1.0%        0.4%        0.6%
Income from continuing operations before cumulative effect of change in accounting                1.7%        0.7%        0.9%
     principle
Loss from discontinued operations (including impairment charge), net of tax                      -0.1%       -0.1%        0.0%
Income before cumulative effect of change in accounting principle                                 1.6%        0.6%        0.9%
Cumulative effect of a change in accounting principle                                             0.0%       -0.3%        0.0%
Net income                                                                                        1.6%        0.3%        0.9%

FISCAL 2004 COMPARED TO FISCAL 2003

      Consolidated net sales increased $22.0 million, or 5.0%, to $460.2 million in fiscal 2004 from $438.2 million in fiscal 2003. Comparable store sales increased 3.3% when compared to the same 52-week period last year. The increase in comparable store sales was primarily attributable to an increase in book sales and an increase in cafe sales. The book sales increase was due to strong sales performance in categories such as: Children's, with strong sales of Harry Potter; Fiction, with strong best sellers such as The DaVinci Code; and Diet & Health, with successful titles in the low-carb diet category. The cafe sales increase was due to strong performance in the frappe line of drinks. The Company opened four new stores during fiscal 2004 resulting in partial year sales of $5.7 million and closed nine stores during fiscal 2004 with partial year sales of $4.7 million. Additional detail is discussed in the footnotes regarding Impairment of Long-Lived Assets, Closed Store Expenses and Discontinued Operations.

      Net sales for the retail trade segment increased $21.1 million, or 4.9%, to $454.0 million in fiscal 2004 from $432.9 million in fiscal 2003. The increase in sales was primarily due to strong sales performance in categories such as: Children's, with strong sales of Harry Potter; Fiction, with strong best sellers such as The DaVinci Code; and Diet & Health, with successful titles in the low-carb diet category. Net sales for the electronic commerce segment increased $2.2 million, or 9.3%, to $25.5 million in fiscal 2004 from $23.3 million in fiscal 2003. This increase was primarily due to growth in business-to-business sales volume during fiscal 2004.

      The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company's marketing programs, pricing strategies, store operations and competition.

      Gross profit, which includes cost of sales, distribution costs and occupancy costs (including rent, common area maintenance, property taxes, utilities and merchant association dues), increased $8.1 million, or 6.8%, to $127.8 million in fiscal 2004 from $119.7 million in fiscal 2003. Gross profit as a percentage of net sales increased to 27.8% in fiscal 2004 from 27.3% in fiscal 2003, primarily due to improved sales mix, less promotional discounting and lower occupancy costs as a percentage of net sales.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

      Operating, selling and administrative expenses increased $2.3 million, or 2.6%, to $94.5 million in fiscal 2004, from $92.2 million in fiscal 2003. Operating, selling and administrative expenses as a percentage of net sales decreased to 20.5% in fiscal 2004 from 21.0% in fiscal 2003, primarily due to the impact of higher comparable store sales as well as strong expense controls.

      Depreciation and amortization decreased $0.1 million, or 0.8% to $18.2 million in fiscal 2004 from $18.3 million in fiscal 2003. Depreciation and amortization as a percentage of net sales decreased to 4.0% in fiscal 2004 from 4.2% in fiscal 2003, due to lower capital expenditures in fiscal 2004.

      Consolidated operating profit was $15.1 million for fiscal 2004 compared to $9.2 million in fiscal 2003. Operating profit for the retail trade segment was $14.2 million in fiscal 2004 versus $8.7 million in fiscal 2003. This increase was primarily attributable to the higher comparable store sales during fiscal 2004. The operating profit for the electronic commerce segment was $0.3 million compared to the fiscal 2003 loss of $0.5 million. The improvement in operating results was due to improved gross margin as a result of increased sales, as well as lowering operating costs as a percent to sales.

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

      Gross profit decreased $4.3 million, or 3.5%, to $119.7 million in fiscal 2003 from $124.0 million in fiscal 2002. Gross profit as a percentage of net sales decreased to 27.3% in fiscal 2003 from 28.3% in fiscal 2002, primarily due to higher occupancy costs as a percentage of sales combined with more promotional discount activity during fiscal 2003. Gross profit includes cost of sales, distribution costs and occupancy costs (including rent, common area maintenance, property taxes, utilities and merchant association dues).

      Operating, selling and administrative expenses decreased $3.7 million, or 3.9%, to $92.2 million in fiscal 2003, from $95.9 million in fiscal 2002. Operating, selling and administrative expenses as a percentage of net sales decreased to 21.0% in fiscal 2003 from 21.9% in fiscal 2002, primarily due to lower corporate expenses.

      Depreciation and amortization increased $1.0 million, or 6.0% to $18.3 million in fiscal 2003 from $17.3 million in fiscal 2002. Depreciation and amortization as a percentage of net sales increased to 4.2% in fiscal 2003 from 3.9% in fiscal 2002, due to the increased number of superstores operated by the Company combined with capital improvements made to existing stores during fiscal 2003.

      Consolidated operating profit was $9.2 million for fiscal 2003 compared to $10.9 million in fiscal 2002. Operating profit for the retail trade segment was $8.7 million in fiscal 2003 versus $11.2 million in fiscal 2002. This decrease was primarily attributable to the lower comparable store sales during fiscal 2003. The operating loss for the electronic commerce segment was $0.5 million compared to the fiscal 2002 loss of $1.7 million. The improvement in operating results was due to improved gross margin as a percent of sales, as well as lower operating costs as a percent to sales.

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

         Effective February 3, 2002, the Company adopted Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, which addresses the accounting for vendor allowances. The adoption of this accounting principle resulted in a cumulative after-tax reduction to net income of $1.2 million, or $0.07 per diluted share. Additional information is included in Note 1 to the consolidated financial statements.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

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

LIQUIDITY AND CAPITAL RESOURCES

      The Company's primary sources of liquidity are cash flows from operations, including credit terms from vendors, and borrowings under its credit facilities. The Company has an unsecured revolving credit facility that allows borrowings up to $100.0 million, for which no principal repayments are due until the facility expires in July 2005. The credit facility has certain financial and non-financial covenants, the most restrictive of which is the maintenance of a minimum fixed charge coverage ratio. As of January 31, 2004 and February 1, 2003, $13.1 and $37.4 million, respectively, was outstanding under this credit facility. The maximum and average outstanding balances during fiscal 2004 were $77.6 million and $57.5 million, respectively. Outstanding borrowings as of January 31, 2004 had interest rates of 2.75%. Additionally, as of January 31, 2004 and February 1, 2003, the Company has outstanding borrowings under an industrial revenue bond totaling $7.5 million, which is secured by certain property.

      The Company's capital expenditures totaled $10.4 million in fiscal 2004. These expenditures were primarily used for new store openings, renovation and improvements to existing stores, upgrades and expansion of warehouse distribution facilities and investment in management information systems. Management estimates that capital expenditures for fiscal 2005 will be approximately $16.0 million and that such amounts will be used for purposes similar to fiscal 2004. Management believes that existing cash balances and net cash from operating activities, together with borrowings under the Company's credit facilities, will be adequate to finance the Company's planned capital expenditures and to meet the Company's working capital requirements for fiscal 2005.

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

Future Commitments

      The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to Books-A-Million, Inc. at January 31, 2004:

                                                                  PAYMENTS DUE UNDER CONTRACTUAL OBLIGATIONS
(in thousands)                                      Total    FY 2005    FY 2006    FY 2007    FY 2008    FY 2009   Thereafter
                                                  --------   --------   --------   --------   --------   --------  ----------
Long-term debt - revolving credit facility        $ 13,140   $      -  $  13,140   $      -   $      -   $      -     $     -
Long-term debt -industrial revenue bond              7,500          -      7,500          -          -          -           -
Operating leases                                   116,533     27,561     24,834     19,429     15,910     11,426      17,373
                                                  --------   --------   --------   --------   --------   --------     -------
Total of obligations                              $137,173   $ 27,561   $ 45,474   $ 19,429   $ 15,910   $ 11,426     $17,373
                                                  ========   ========   ========   ========   ========   ========     =======

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

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

      The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company's balance sheet at January 31, 2004, as such liabilities are considered de minimis.

Cash Flows

      Operating activities provided cash of $34,678,000, $13,644,000 and $25,538,000 in fiscal 2004, 2003 and 2002, respectively, and included the following effects:

- Cash provided by inventories in fiscal 2004 of $12,428,000 was primarily the result of increased sales and improved inventory management during the year. Cash used by inventories in fiscal 2003 of $15,103,000 was primarily the result of expanding the store title base in existing stores. Cash provided by inventories in fiscal 2002 was $1,047,000.

- Cash used by accounts payable is fiscal 2004 of $11,895,000 was a result of lower inventory levels for fiscal 2004. Cash provided by accounts payable in fiscal 2003 was $5,472,000 due to higher inventory levels. Accounts payable cash flow changes were an insignificant amount in fiscal 2002.

- Depreciation and amortization expenses were $18,325,000, $18,584,000 and $17,540,000 in fiscal 2004, 2003 and 2002, respectively. The decrease in fiscal 2004 was due to decreased capital expenditures during fiscal 2004, while the increases in fiscal 2003 and 2002 were due to increased capital expenditures in each of the fiscal years.

- Cash provided (used) by accrued expenses was $4,144,000, $967,000, and $(707,000) in fiscal 2004, 2003 and 2002, respectively. The increase in fiscal 2004 was primarily due to increases in deferred revenues related to the Company's discount card, deferred rent related to leasehold allowances and higher bonus accruals due to the Company's improved earnings performance in fiscal 2004.

      Cash used in investing activities in fiscal 2004, 2003 and 2002 reflected a net use of cash of $10,363,000, $19,776,000 and $19,185,000, respectively.
Cash was used primarily to fund capital expenditures for new store openings, acquisitions of stores, renovation and improvements to existing stores, warehouse distribution purposes and investments in management information systems.

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

Outlook

      For fiscal 2005, the Company currently expects to open approximately six to eight new stores, relocate or remodel approximately 20 to 25 stores and close approximately two to four stores. Management estimates that capital expenditures for fiscal 2005 will be approximately $16.0 million and that such amounts will be used primarily for new store openings, renovations and improvements to existing stores, upgrades and expansion of warehouse distribution facilities and investment in management information systems.

NEW ACCOUNTING STANDARDS

      In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of this statement are effective for financial statements for fiscal years ending after December 15, 2002, and are included herein. The Company has not adopted the fair value method of recording stock options under SFAS No. 123. The FASB now determined that stock-based compensation should be recognized as a cost in the financial statements and that such cost be measured according to the fair value of the stock options. The FASB has not as yet determined the methodology for calculating fair value and plans to issue an accounting standard that would become effective in 2005. The Company will continue to monitor communications on this subject from the FASB in order to determine the impact on the Company's financial position, results of operations or cash flows.

      FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," was issued in January 2003. This interpretation requires consolidation of variable interest entities ("VIE"), also formerly referred to as "special purpose entities," if certain conditions are met. The interpretation applies immediately to VIE's created after January 31, 2003 and to interests obtained in VIE's after January 31, 2003. Beginning after June 15, 2003, the interpretation applies also to VIE's created or interests obtained in VIE's before January 31, 2003. In December 2003, the FASB issued FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities--an interpretation of ARB 51" (revised December 2003) ("FIN 46R"), which includes significant amendments to

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

previously issued FIN No. 46. Among other provisions, FIN 46R includes revised transition dates for public entities. The Company is now required to adopt the provisions of FIN 46R no later than the first quarter of Fiscal 2005. The adoption of this interpretation is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

      In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. The provisions of SFAS 149 require that contracts with comparable characteristics be accounted for similarly. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The requirements of SFAS No. 149 did not have a material impact on the Company's financial position, results of operations or cash flows.

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

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

CONSOLIDATED  BALANCE SHEETS

                                                                                                              As of
(Dollars In thousands, except per share amounts)                                                     1/31/04        2/1/03
                                                                                                  -------------  -------------
                                                                                                  (SEE NOTE 11)  (see Note 11)
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                                                      $   5,348      $   4,977
     Accounts receivable, net of allowance for doubtful accounts of $545 and $712, respectively         7,271          7,799
     Related party receivables                                                                            351            437
     Inventories                                                                                      211,591        224,019
     Prepayments and other                                                                              5,890          5,380
     Deferred income taxes                                                                              4,450          6,130
                                                                                                    ---------      ---------
          Total Current Assets                                                                        234,901        248,742
                                                                                                    ---------      ---------

PROPERTY AND EQUIPMENT:
     Land                                                                                                 628            628
     Buildings                                                                                          6,130          6,118
     Equipment                                                                                         67,418         62,193
     Furniture and fixtures                                                                            44,815         44,260
     Leasehold improvements                                                                            70,777         68,000
     Construction in process                                                                              193            270
                                                                                                    ---------      ---------
          Gross Property and Equipment                                                                189,961        181,469
     Less accumulated depreciation and amortization                                                   130,069        112,557
                                                                                                    ---------      ---------
          Net Property and Equipment                                                                   59,892         68,912
                                                                                                    ---------      ---------
OTHER ASSETS:
     Goodwill                                                                                           1,368          1,368
     Other                                                                                                237            462
                                                                                                    ---------      ---------
          Total Other Assets                                                                            1,605          1,830
                                                                                                    ---------      ---------
          Total Assets                                                                              $ 296,398      $ 319,484
                                                                                                    =========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable:
          Trade                                                                                     $  87,984      $  99,585
          Related party                                                                                 8,777          9,071
     Accrued expenses                                                                                  30,191         24,790
     Accrued income taxes                                                                               3,226          2,316
     Current portion of long-term debt                                                                      -            170
                                                                                                    ---------      ---------
          Total Current Liabilities                                                                   130,178        135,932
                                                                                                    ---------      ---------
LONG-TERM DEBT                                                                                         20,640         44,942
DEFERRED INCOME TAXES                                                                                   1,957          1,810
OTHER LONG-TERM LIABILITIES                                                                            12,622         14,106
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
     Preferred stock, $.01 par value; 1,000,000 shares authorized, no shares outstanding                    -              -
     Common stock, $.01 par value; 30,000,000 shares authorized, 18,465,387 and 18,211,706
          shares issued at January 31, 2004 and February 2, 2002, respectively                            185            182
     Additional paid-in capital                                                                        71,799         70,849
     Treasury stock at cost (2,010,050 shares at January 31, 2004 and February 1, 2003)                (5,271)        (5,271)
     Unvested restricted stock (34,620 shares at January 31, 2004)                                       (284)             -

     Accumulated other comprehensive loss, net of tax                                                    (707)        (1,219)
     Retained earnings                                                                                 65,279         58,153
                                                                                                    ---------      ---------
          Total Stockholders' Equity                                                                  131,001        122,694
                                                                                                    ---------      ---------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                $ 296,398      $ 319,484
                                                                                                    =========      =========

  The accompanying notes are an integral part of these consolidated statements.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                 Fiscal Year Ended
                                                                                   -------------------------------------------
(In thousands, except per share data)                                                 1/31/04        2/1/03         2/2/02
                                                                                   -------------  -------------  -------------
                                                                                   (see Note 11)  (see Note 11)  (see Note 11)
                                                                                   -------------  -------------  -------------
                                                                                      52 WEEKS      52 weeks       52 weeks
Net sales                                                                            $ 460,159      $ 438,215      $ 437,583
Cost of products sold, including warehouse distribution and store occupancy
  costs(1)                                                                             332,373        318,529        313,551
                                                                                     ---------      ---------      ---------
     GROSS PROFIT                                                                      127,786        119,686        124,032

Operating, selling and administrative expenses                                          94,530         92,178         95,870
Depreciation and amortization                                                           18,157         18,301         17,261
                                                                                     ---------      ---------      ---------
     OPERATING PROFIT                                                                   15,099          9,207         10,901

Interest expense, net                                                                    2,909          4,171          4,429
                                                                                     ---------      ---------      ---------
     INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND CUMULATIVE EFFECT
       OF CHANGE IN ACCOUNTING PRINCIPLE                                                12,190          5,036          6,472


Provision for income taxes                                                               4,632          1,913          2,459
                                                                                     ---------      ---------      ---------
     INCOME FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF CHANGE IN
       ACCOUNTING PRINCIPLE                                                              7,558          3,123          4,013


Discontinued operations:
Loss from discontinued operations (including impairment charge)                           (696)          (917)          (111)
Income tax benefit                                                                         264            348             42
                                                                                     ---------      ---------      ---------
Loss from discontinued operations                                                         (432)          (569)           (69)
                                                                                     ---------      ---------      ---------

     INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                   7,126          2,554          3,944

Cumulative effect of change in accounting principle, net of deferred income tax
  benefit of $736                                                                            -         (1,201)             -
                                                                                     ---------      ---------      ---------
     NET INCOME                                                                      $   7,126      $   1,353      $   3,944
                                                                                     =========      =========      =========

Net income per common share:
     BASIC:
     Income from continuing operations before cumulative effect of change in
       accounting principle                                                          $    0.47      $    0.19      $    0.24
     Loss from discontinued operations                                                   (0.03)         (0.04)            --
                                                                                     ---------      ---------      ---------
     Income before cumulative effect of change in accounting principle                    0.44           0.15           0.24
     Cumulative effect of change in accounting principle                                     -          (0.07)            --
                                                                                     ---------      ---------      ---------
     Net income per share                                                            $    0.44      $    0.08      $    0.24
                                                                                     =========      =========      =========
     WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC                              16,279         16,190         16,667
                                                                                     =========      =========      =========

     DILUTED:
     Income from continuing operations before cumulative effect of change in
       accounting principle                                                          $    0.45      $    0.18      $    0.24
     Loss from discontinued operations                                                   (0.03)         (0.03)         (0.01)
                                                                                     ---------      ---------      ---------
     Income before cumulative effect of change in accounting principle                    0.42           0.15           0.23
     Cumulative effect of change in accounting principle                                     -          (0.07)             -
                                                                                     ---------      ---------      ---------
     Net income per share                                                            $    0.42      $    0.08      $    0.23
                                                                                     =========      =========      =========
     WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED                            16,789         16,566         16,945
                                                                                     =========      =========      =========

Pro forma amounts assuming the change in accounting principle was applied retroactively:
NET INCOME                                                                                 N/A            N/A      $   3,891
NET INCOME PER SHARE - BASIC                                                               N/A            N/A      $    0.23
NET INCOME PER SHARE - DILUTED                                                             N/A            N/A      $    0.23

(1) Inventory purchases from related parties were $30,380, $30,212 and $29,679, respectively, for the periods presented above.

 The accompanying notes are an integral part of these consolidated statements.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (as restated)

                                                                                                         Accumulated
                                         Common Stock  Additional Treasury Stock                            Other         Total
                                         -------------   Paid-In  --------------    Deferred   Retained Comprehensive  Stockholders
(In thousands)                           Shares Amount   Capital  Shares  Amount  Compensation Earnings Income (Loss)     Equity
---------------------------------------- ------ ------ ---------- ------ -------  ------------ -------- -------------  ------------
BALANCE, FEBRUARY 3, 2001
    (AS PREVIOUSLY REPORTED)             18,092  $181   $70,634      598 $(1,563)  $         - $ 53,007 $           -  $    122,259
CUMULATIVE ADJUSTMENT (SEE NOTE 11)                                                                 151                         151
                                         ------  ----   -------    ----- -------   ----------- -------- -------------  ------------
BALANCE, FEBRUARY 3, 2001
    (AS RESTATED, SEE NOTE 11)           18,092  $181   $70,634      598 $(1,563)  $         - $ 52,856 $           -  $    122,108
                                         ======  ====   =======    ===== =======   =========== ======== =============  ============
Net Income (as restated, see Note 11)                                                             3,944                       3,944
Cumulative effect of accounting change
    for derivative instruments, net of
    tax benefit of $285                                                                                          (465)         (465)
Unrealized loss on accounting for
    derivative instruments, net of tax
    benefit of $461                                                                                              (752)         (752)
                                                                                                                       ------------
Subtotal of comprehensive income                                                                                              2,727
                                                                                                                       ------------
Purchase of treasury stock                                         1,412  (3,708)                                            (3,708)
Issuance of stock for employee stock
    purchase plan                            46     -        83                                                                  83
Exercise of stock options                     1               2                                                                   2
                                         ------  ----   -------    ----- -------   ----------- -------- -------------  ------------
BALANCE, FEBRUARY 2, 2002  (AS RESTATED,
    SEE NOTE 11)                         18,139   181    70,719    2,010  (5,271)                56,800        (1,217)      121,212
                                         ======  ====   =======    ===== =======   =========== ======== =============  ============

Net income (as restated, see Note 11)                                                             1,353                       1,353
Unrealized loss on accounting for
    derivative instruments                                                                                         (2)           (2)
                                                                                                                       ------------
Subtotal comprehensive income                                                                                                 1,351
                                                                                                                       ------------
Issuance of stock for employee stock
    purchase plan                            47     1        85                                                                  86
Exercise of stock options                    26              39                                                                  39
Tax benefit from exercise of stock
    options                                                   6                                                                   6
                                         ------  ----   -------    ----- -------   ----------- -------- -------------  ------------
BALANCE, FEBRUARY 1, 2003  (AS RESTATED,
    SEE NOTE 11)                         18,212  $182   $70,849    2,010 $(5,271)              $ 58,153        (1,219) $    122,694
                                         ======  ====   =======    ===== =======   =========== ======== =============  ============

Net income (as restated, see Note 11)                                                             7,126                      7,126
Unrealized gain on accounting for
    derivative instruments, net of tax
    provision of $139                                                                                             228           228
Reclassification of unrealized loss
    related to de-designation of cash
    flow hedge, net of tax benefit
    of $174                                                                                                       284           284
                                                                                                                       ------------
Subtotal comprehensive income                                                                                                 7,638
                                                                                                                       ------------
Issuance of unvested restricted stock        34             284                           (284)                                   -
Issuance of stock for employee stock
    purchase plan                            42              83                                                                  83
Exercise of stock options                   177     3       442                                                                 445
Tax benefit from exercise of stock
    Options                                                 141                                                                 141
                                         ------  ----   -------    ----- -------   ----------- -------- -------------  ------------

BALANCE, JANUARY 31, 2004  (AS RESTATED,
    SEE NOTE 11)                         18,465  $185   $71,799    2,010 $(5,271)         (284)$ 65,279          (707) $    131,001
                                         ======  ====   =======    ===== =======   =========== ======== =============  ============

  The accompanying notes are an integral part of these consolidated statements.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               Fiscal Year Ended
                                                                                  -------------------------------------------
(In thousands)                                                                       1/31/04        2/1/03         2/2/02
                                                                                  -------------  -------------  -------------
                                                                                  (SEE NOTE 11)  (see Note 11)  (see Note 11)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                      $   7,126      $   1,353      $   3,944
    Adjustments to reconcile net income to net cash provided by operating activities:
        Cumulative effect of change in accounting principle, net of tax                    --          1,201             --
        Depreciation and amortization                                                  18,325         18,584         17,540
        Loss on impairment of assets                                                    1,211            382            232
        Loss on sale of property                                                           73            136            110
        Deferred income tax provision (benefit)                                         1,934            104            (56)
        Tax benefits of exercise of stock options                                         141              6             --
        Unrealized loss from cash flow hedge                                              284             --             --
        (Increase) decrease in assets, net of effect of acquisition in 2002:
             Accounts receivable                                                          528            241           (402)
             Related party receivables                                                     86            530          1,391
             Inventories                                                               12,428        (15,103)         1,047
             Prepayments and other                                                       (510)            59         (1,173)
        Increase (decrease) in liabilities:
             Accounts payable                                                         (11,601)         2,062          3,454
             Related party payables                                                      (294)         3,410         (1,843)
             Accrued income taxes                                                         803           (282)         2,001
             Accrued expenses                                                           4,144            967           (707)
                                                                                    ---------      ---------      ---------
             Total adjustments                                                         27,552         12,297         21,594
                                                                                    ---------      ---------      ---------
                  Net cash provided by operating activities                            34,678         13,650         25,538
                                                                                    ---------      ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                                              (10,402)       (19,836)       (12,688)
    Acquisition of stores                                                                  --             --         (6,532)
    Proceeds from sale of property and equipment                                           39             60             35
                                                                                    ---------      ---------      ---------
                  Net cash used in investing activities                               (10,363)       (19,776)       (19,185)
                                                                                    ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Borrowings under credit facilities                                                192,490        203,378        186,004
    Repayments under credit facilities                                               (216,790)      (197,283)      (188,197)
    Proceeds from exercise of stock options and issuance of common stock under
        employee stock purchase plan                                                      528            125             85
    Purchase of treasury stock                                                             --             --         (3,708)
    Repayments of other debt                                                             (172)          (329)          (449)
                                                                                    ---------      ---------      ---------
                  Net cash provided by (used in) financing activities                 (23,944)         5,891         (6,265)
                                                                                    ---------      ---------      ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                      371           (235)            88
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                          4,977          5,212          5,124
                                                                                    ---------      ---------      ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                            $   5,348      $   4,977      $   5,212
                                                                                    =========      =========      =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the year for:
        Interest                                                                    $   3,133      $   4,084      $   4,128
                                                                                    =========      =========      =========
        Income taxes, net of refunds                                                $   1,694      $   1,388      $     955
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

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

      Books-A-Million, Inc., and its subsidiaries (the "Company") are principally engaged in the sale of books, magazines and related items through a chain of retail bookstores. The Company presently operates 202 bookstores in 18 states and the District of Columbia, which are predominantly located in the southeastern United States. The Company also operates a retail Internet website. The Company presently consists of Books-A-Million, Inc., and its two wholly owned subsidiaries, American Wholesale Book Company, Inc. ("American Wholesale") and American Internet Service, Inc ("AIS"). All inter-company balances and transactions have been eliminated in consolidation. For a discussion of the Company business segments, see Note 9.

Fiscal Year

      The Company operates on a 52-53 week year, with the fiscal year ending on the Saturday closest to January 31. Fiscal years 2004, 2003 and 2002 were all 52-week periods.

Use of Estimates in the Preparation of Financial Statements

      In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company believes that the likelihood is remote that materially different amounts will be reported related to actual results for the estimates and judgments described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Revenue Recognition

      The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold and the customer takes delivery. Sales returns are recognized at the time the merchandise is returned and processed. At each period end, an estimate of sales returns is recorded. Sales return reserves are based on historical returns percentage is applied to the sales for which returns are projected to be received after period end. The estimated returns percentage and return dollars have not materially changed in the last several years.

      The Company sells its Millionaire's Club Card, which entitles the customer to receive a ten percent discount on all purchases made during the twelve-month membership period, for a non-refundable fee. The Company recognizes this revenue over the twelve-month membership period based upon historical customer usage patterns. Related deferred revenue is included in accrued expenses.

      Management recognizes web development and maintenance revenue at the time maintenance is provided or non-returnable product/service (web development) is delivered. Revenue from web development and maintenance is less than .01% of the Company's total revenues.

Vendor Allowances

      The Company receives allowances from its vendors from a variety of programs and arrangements, including placement and co-operative advertising programs. Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, which addresses the accounting for vendor allowances. As a result of the adoption of this statement, vendor allowances in excess of incremental direct costs are reflected as a reduction of inventory costs and recognized in costs of goods sold upon the sale of the related inventory. The charge of the adoption of EITF No. 02-16 at the beginning of fiscal 2003 is reflected as a cumulative effect of a change in accounting principle of approximately $1.2 million (net of income tax benefit of $736,000), or $0.07 per diluted share. Prior to fiscal 2003, the Company recognized these vendor allowances over the period covered by the vendor arrangement.

Inventories

      Inventories are valued at the lower of cost or market, using the retail method. Market is determined based on the lower of replacement cost or estimated realizable value. Using the retail method, store and warehouse inventories are values by applying a calculated cost to retail ratio to the retail value of inventories.

      As of February 2, 2003, the Company changed from the first-in, first-out
(FIFO) method of accounting for inventories to the last-in, first-out (LIFO) method. Management believes this change was preferable in that it achieves a more appropriate matching of revenues and expenses. The impact of this accounting change was to increase "Costs of Products Sold" in the consolidated statements of operations by $0.7 million for the fiscal year ended January 31, 2004. This resulted in an after-tax decrease to net income of $0.4 million or a decrease in net income per diluted share of $0.02. The cumulative effect of a change in accounting principle from the FIFO method to LIFO method is not determinable. Accordingly, such change has been accounted for prospectively. In addition, pro forma amounts retroactively applying the change cannot be reasonably estimated and have not been disclosed. The difference between replacement and current cost of inventory over stated LIFO value is $0.7 million whereas inventory before LIFO, at FIFO value is $212 million. The estimated replacement cost of inventory is the current FIFO value of $212 million. The LIFO value did not include any layer liquidation since the LIFO method was adopted in fiscal 2004.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

      Physical inventory counts are taken throughout the course of the fiscal period and reconciled to the Company's records. Accruals for inventory shortages are estimated based upon historical shortage results.

      Inventories were:

                                        FISCAL YEAR ENDED
                                   ---------------------------
                                   January 31,      February 1,
(In thousands)                        2004             2003
--------------                     -----------      ----------
Inventories (at FIFO)               $212,251         $224,019
LIFO reserve                            (660)              --
Net inventories                     $211,591         $224,019

Property and Equipment

      Property and equipment are recorded at cost. Depreciation on equipment and furniture and fixtures is provided on the straight-line method over the estimated service lives, which range from three to seven years. Depreciation of buildings and amortization of leasehold improvements, including remodels, is provided on the straight-line basis over the lesser of the assets estimated useful lives (ranging from 5 to 40 years) or, if applicable, the periods of the leases. Determination of useful asset life is based on several factors requiring judgment by management and adherence to generally accepted accounting principles for depreciable periods. Judgment used by management in the determination of useful asset life could relate to any of the following factors: expected use of the asset; expected useful life of similar assets; any legal, regulatory, or contractual provisions that may limit the useful life; and, other factors that may impair the economic useful life of the asset. Maintenance and repairs are charged to expense as incurred. Improvement costs, which extend the useful life of an asset, are capitalized to property accounts and depreciated over the expected remaining life. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

Impairment of Long-Lived Assets

      The Company reviews property and equipment and amortizable intangibles when events or changes in circumstances indicate that their carrying amounts may not be recoverable or their depreciation or amortization periods should be accelerated in accordance with Statement of Financial Accounting Standards
(SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Circumstances that are considered in determining impairment are: decreases in store sales from the prior year, decreases in store sales from the current year budget, annual measurement of individual store pre-tax future cash flows, indications that an asset no longer has an economically useful life, or other factors that would indicate a store cannot be profitable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows at the lowest level of independent cash flows, which is generally at the individual store level. Future events could cause the Company to conclude that impairment indicators exist and those long-lived assets may be impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations. The Company's long-lived assets are principally retail store leasehold improvements, lease-rights intangibles and goodwill. The Company assesses recoverability based upon several factors, including management's intention with respect to its stores and those stores projected undiscounted cash flows. If impairment is indicated, an impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the present value of their projected cash flows. Impairment losses from continuing operations are included in selling, general and administrative costs. For fiscal 2004, 2003 and 2002, impairment losses of $983,000, $241,000 and $232,000, respectively, were recorded in selling, general and administrative costs (also see Note 8 for impairment losses included in discontinued operations). For all years presented, the impairment losses related to the retail trade business segment.

Deferred Rent

      The Company recognizes rent expense by the straight-line method over the lease term, including lease renewal option periods that can be reasonably assured at the inception of the lease. The lease term commences on the date when the Company takes possession and has the right to control use of the leased premises. Also, funds received from the lessor intended to reimburse the Company for the cost of leasehold improvements are recorded as a deferred credit resulting from a lease incentive and are amortized over the lease term as a reduction of rent expense.

Loss from Discontinued Operations

      The Company periodically closes under-performing stores. The Company believes that a store is a component under Statement of Financial Accounting Standard ("SFAS") No. 144. Therefore, each store closure would result in the reporting of discontinued operations unless the operations and cash flows from the closed store could be absorbed in some part by surrounding Company stores(s) within the same market area. Management evaluates certain factors in determining whether a closed store's operations could be absorbed by surrounding store(s); the primary factor considered is the distance to the next closest Books-A-Million store. When a closed store results in a discontinued operation, the results of operations of the closed store include store closing costs and any related asset impairments. See Note 8 for discontinued operations disclosures.

Store Opening Costs

      Non-capital expenditures incurred in preparation for opening new retail stores are expensed as incurred.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

Store Closing Costs

      The Company continually evaluates the profitability of its stores. When the company closes or relocates a store, the Company incurs unrecoverable costs, including lease termination payments, costs to transfer inventory and usable fixtures and other costs of vacating the leasing location. Such costs are primarily expensed as incurred and are included in selling, general and administrative costs. During fiscal 2004, 2003 and 2002, the Company recognized store closing costs of $219,000, $22,000 and $119,000, respectively.

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

Receivables

      Receivables represent customer, landlord and other receivables due within one year and are net of any allowance for doubtful accounts. Net receivables were $7,622,000 and $8,236,000 for January 31, 2004 and February 1, 2003,
respectively.

Cash and Cash Equivalents

      For purposes of the consolidated statements of cash flows, the Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Stockholders' Equity

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

                                                            Fiscal Year Ended
                                                    ------------------------------
(In thousands)                                      1/31/04     2/1/03      2/2/02
--------------                                      -------     ------      ------
Weighted average shares outstanding:
  Basic                                              16,279     16,190      16,667
  Dilutive effect of stock options outstanding          510        376         278
                                                     ------     ------      ------
  Diluted                                            16,789     16,566      16,945
                                                     ======     ======      ======

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

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

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

                                                             Fiscal Year Ended
                                                        ------------------------------
                                                        1/31/04      2/1/03     2/2/02
                                                        -------      ------     ------
Net income, as reported                                  $7,126      $1,353     $3,944
Deduct: Total stock-based employee compensation
    expense determined under fair value
    based method for all awards, net of tax effects       1,346       1,299      1,111
                                                         ------      ------     ------
Pro forma net income:                                    $5,780      $   54     $2,833
                                                         ======      ======     ======
Net income per common share
Basic - as reported                                      $ 0.44      $ 0.08     $ 0.24
Basic - pro forma                                        $ 0.36           -     $ 0.17
Diluted - as reported                                    $ 0.42      $ 0.08     $ 0.23
Diluted - pro forma                                      $ 0.34           -     $ 0.17

      The fair value of the options granted under the Company's stock option plan during fiscal 2004, 2003 and 2002 was estimated on their date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield; expected stock price volatility rate of 1.06,
1.01 and 1.21, respectively; risk free interest rates of 3.87% to 4.90%, 3.63% to 5.10% and 3.76% to 5.71%, respectively; and expected lives of six or ten years.

Accounting for Derivative Instruments and Hedging Activities

      In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivatives and Certain Hedging Activities," and SFAS No.149, "Amendment of SFAS No. 133 on Derivatives and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The adoption of hedge accounting provided for in these statements, on February 4, 2001, resulted in a cumulative after-tax increase to other comprehensive loss, pertaining to years prior to fiscal 2002, of $465,000. At January 31, 2004 and February 1, 2003, liabilities related to derivatives are classified as other long-term liabilities of $1,507,000 and $2,059,000, respectively.

Comprehensive Income (Loss)

      Comprehensive income (loss) is net income or loss, plus certain other items that are recorded directly to shareholders' equity. The only such items currently applicable to the Company are the unrealized gains (losses) on the derivative instruments explained in Note 3.

Recent Accounting Pronouncements

      In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of this statement are effective for financial statements for fiscal years ending after December 15, 2002, and are included herein. The Company has not adopted the fair value method of recording stock options under SFAS No. 123. The FASB has now determined that stock-based compensation should be recognized as a cost in the financial statements and that such cost be measured according to the fair value of the stock options. The FASB has not as yet determined the methodology for calculating fair value and plans to issue an accounting standard that would become effective in 2005. The Company will continue to monitor

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

communications on this subject from the FASB in order to determine the impact on the Company's financial position, results of operations or cash flows.

      FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46") was issued in January 2003. This interpretation requires consolidation of variable interest entities ("VIE"), also formerly referred to as "special purpose entities," if certain conditions are met. The interpretation applies immediately to VIE's created after January 31, 2003, and to interests obtained in VIE's after January 31, 2003. Beginning after June 15, 2003, the interpretation applies also to VIE's created or interests obtained in VIE's before January 31, 2003. In December 2003, the FASB issued FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities - An Interpretation of ARB 51," (revised December 2003) ("FIN 46R"), which includes significant amendments to previously issued FIN No. 46. Among other provisions, FIN 46R includes revised transition dates for public entities. The Company is now required to adopt the provisions of FIN 46 R no later than the first quarter of fiscal 2005. The adoption of this interpretation is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

      In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," ("SFAS 149"). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. The provisions of SFAS No. 149 require that contracts with comparable characteristics be accounted for similarly. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The requirements of SFAS No. 149 did not have a material impact on the Company's financial position, results of operations or cash flows.

Prior Year Reclassifications

      Certain prior year amounts have been reclassified to conform to the current year presentation.

2. INCOME TAXES

      A summary of the components of the income tax provision is as follows (in thousands):

                                             FISCAL YEAR ENDED
                                       -----------------------------
                                       1/31/04     2/1/03     2/2/02
                                       -------     ------     ------
Current:
    Federal                             $2,916     $1,566     $2,450
    State                                   25         32         86
                                        ------     ------     ------
                                        $2,941     $1,598     $2,536
                                        ======     ======     ======
Deferred:
    Federal                             $1,558     $  (35)    $ (125)
    State                                 (131)         2          6
                                        ------     ------     ------
                                         1,427        (33)      (119)
                                        ------     ------     ------
Provision for income taxes              $4,368     $1,565     $2,417
                                        ======     ======     ======

      A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

                                                        Fiscal Year Ended
                                                   -----------------------------
                                                   1/31/04     2/1/03     2/2/02
                                                   -------     ------     ------
Federal statutory income tax rate                   34.0%      34.0%      34.0%
State income tax provision                           0.2%       1.0%       1.3%
Nondeductible meals and entertainment
 expense                                             0.6%       2.7%       1.0%
Other                                                3.2%       0.3%       1.7%
                                                    ----       ----       ----
Effective income tax rate                           38.0%      38.0%      38.0%
                                                    ====       ====       ====

Temporary differences (in thousands) which created deferred tax assets (liabilities) at January 31, 2004 and February 1, 2003, are as follows:

                                                AS OF 1/31/04                  As of 2/1/03
                                         -----------------------------   ----------------------------
                                         (AS RESTATED)   (AS RESTATED)   (as restated)  (as restated)
                                            CURRENT        NONCURRENT       Current      Noncurrent
                                         -------------   -------------   -------------  -------------
Depreciation                                $     -        $ (6,589)        $    -       $ (6,549)
Accruals                                      3,174           3,916          2,736          4,360
Interest rate swap                              434                            747              -
Inventory                                       639               -          2,318              -
State net operating loss carryforwards            -             831              -            441
Other                                           203            (115)           329            (62)
                                            -------        ---------        ------       ---------
Deferred tax asset (liability)              $ 4,450        $ (1,957)        $6,130       $ (1,810)
                                            =======        ========         ======       ========

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

3. DEBT AND LINES OF CREDIT

      The Company refinanced its credit facility during fiscal 2003. The new facility allows for unsecured borrowings up to $100 million for which no principal payments are due until the facility expires in July 2005. Interest on borrowing is determined based upon applicable LIBOR rates and the Company's rate spread, which varies depending on the maintenance of certain covenants. The credit facility has certain financial and non-financial covenants. The most restrictive financial covenant is the maintenance of a minimum fixed charge coverage ratio. As of January 31, 2004 and February 1, 2003, $13.1 million and $37.4 million, respectively, were outstanding under this credit facility. The maximum and average outstanding balances during fiscal 2004 were $77.6 million and $57.5 million, respectively. The outstanding borrowings as of January 31, 2004, had interest rates of 2.75%.

      The Company is subject to interest rate fluctuations involving its credit facility. To manage this exposure, the Company is subject to interest rate swaps to fix the interest rate on variable debt. The Company entered into two separate $10.0 million swaps on July 24, 2002. Both expire in August 2005 and effectively fix the interest rate on $20.0 million of variable debt at 5.13%, except during the fourth quarter of fiscal 2003, during which neither swap was effective. The counter parties to the interest rate swaps are two of the Company's primary banks. The Company believes the credit and liquidity risk of the counter parties failing to meet their obligation is remote as the Company settles its interest position with the banks on a quarterly basis.

      During fiscal 1996 and fiscal 1995, the Company acquired and constructed certain warehouse and distribution facilities with the proceeds of loans made pursuant to an industrial development revenue bond (the "Bond"), which are secured by a mortgage interest in these facilities. As of January 31, 2004 and February 1, 2003, there was $7.5 million of borrowings outstanding under these arrangements, which bear interest at variable rates. The net book value of the collateral property securing the Bond was $5,179,000 as of January 31, 2004. The Bond has a maturity date of December 1, 2019, with a purchase provision obligating the Company to repurchase the Bond on May 11, 2005, unless extended by the bondholder. Such an extension may be renewed annually by the bondholder, at the Company's request, to a date no more than five years from the renewal date. The Company maintains a $7.5 million interest rate swap that effectively fixes the interest rate on the Bond at 7.98%. The swap was entered into in May 1996 and has a term of ten years.

      The Company's hedges are designated as cash flow hedges because they are interest rate swaps that convert variable payments to fixed payments. Cash flow hedges protect against the variability in future cash outflows of current or forecasted debt. The changes in the fair value of these hedges are reported on the balance sheet with a corresponding adjustment to accumulated other comprehensive income (loss) or in earnings, depending on the type of hedging relationship. Over time, amounts held in accumulated other comprehensive income
(loss) will be reclassified to earnings if the hedge transaction becomes ineffective.

      The Company's interest rate swaps were reported as a liability classified in other long-term liabilities in the accompanying consolidating balance sheets at their fair value of $1.5 million and $2.1 million as of January 31, 2004 and February 1, 2003, respectively. For the fiscal years ending January 31, 2004, February 1, 2003, and February 2, 2002, adjustments of $228,000, $(2,000), and $(752,000) were recorded as unrealized gains (losses) in accumulated other comprehensive income (loss), after tax. During the fourth quarter of fiscal 2004, one interest rate swap no longer qualified for hedge accounting under SFAS No. 133. Therefore, the Company de-designated the hedge resulting in an expense of approximately $284,000.

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

      Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of January 31, 2004 are as follows (in thousands):

                       FUTURE MINIMUM
FISCAL YEAR                 RENT
-----------                 ----
2005                      $ 27,561
2006                        24,834
2007                        19,429
2008                        15,910
2009                        11,426
Subsequent years            17,373
                          --------
Total                     $116,533
                          ========

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

Rental expense for all operating leases consisted of the following (in thousands):

                                        FISCAL YEAR ENDED
                            -----------------------------------------
                            1/31/04          2/1/03           2/2/02
                            -------          ------           ------
Minimum rentals             $28,194          $27,982          $26,875
Contingent rentals              684              552              595
                            -------          -------          -------
Total                       $28,878          $28,534          $27,470
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

                                                                         FISCAL YEAR ENDED
                                                   --------------------------------------------------------------
                                                    JANUARY 31, 2004      February 1, 2003     February 2, 2002
                                                   --------------------------------------------------------------
                                                             WEIGHTED              Weighted              Weighted
                                                             AVERAGE               Average               Average
                                                             EXERCISE              Exercise              Exercise
(Shares in thousands)                              SHARES      PRICE     Shares      Price     Shares      Price
---------------------                              ------    --------    ------    --------    ------    --------
Outstanding at beginning of year                    2,576      $4.90      2,469      $5.30      2,210      $5.76
Granted                                               278       6.45        386       2.41        410       3.03
Exercised                                            (177)      2.51        (26)      1.74         (1)      1.69
Forfeited                                            (369)      5.24       (253)      5.30       (150)      5.89
                                                    -----      -----      -----      -----      -----      -----
Outstanding at end of year                          2,308      $5.22      2,576      $4.90      2,469       5.30
                                                    -----      -----      -----      -----      -----      -----
Exercisable at end of year                          1,525      $5.52      1,468      $5.60      1,108      $6.14
                                                    -----      -----      -----      -----      -----      -----
Weighted average fair value of options granted                 $5.97                 $2.20                 $2.90
                                                    =====      =====      =====      =====      =====      =====

      During fiscal years 2004, 2003 and 2002, the Company recognized tax benefits related to the exercise of stock options in the amount of $141,000, $6,000 and $0, respectively. The tax benefits were credited to paid-in capital in the respective years.

      The following table summarizes information about stock options outstanding at January 31, 2004 (shares in thousands):

                              OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                   -----------------------------------------------------------------------
                                      WEIGHTED
                      NUMBER          AVERAGE                       NUMBER
                   OUTSTANDING AT    REMAINING     WEIGHTED     EXERCISABLE AT     WEIGHTED
   RANGE OF          JANUARY 31,    CONTRACTUAL     AVERAGE       JANUARY 31,      AVERAGE
EXERCISE PRICE          2004        LIFE (YEARS) EXERCISE PRICE      2004       EXERCISE PRICE
--------------     --------------   ------------ -------------- --------------  --------------
$1.38 - $ 2.37            817            7.63        $ 1.95            603          $ 1.80
$2.39 - $ 7.69          1,055            6.30        $ 5.57            517          $ 5.91
$8.19 - $13.00            436            1.23        $10.50            405          $10.58
                   --------------                               --------------
    Totals              2,308            5.81        $ 5.22          1,525          $ 5.52
                   ==============   ============ ============== ==============  ==============

      The Company also maintains separate options plans for its subsidiaries. A total of 40,000 shares of common stock is authorized under these plans and all 40,000 shares were available for issuance as of January 31, 2004.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

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

Executive Incentive Plan

      The Company maintains an Executive Inventive Plan (the "Incentive Plan"). The Incentive Plan provides for awards to certain executive officers of both cash and shares of restricted stock. Issuance of awards under the Incentive Plan is based on the Company achieving pre-established performance goals during a three consecutive fiscal year performance period. Awards issued under the Incentive Plan vest based on the grantee's employment at the end of a three year restriction period which commences at the end of the performance period for which the awards were issued. Awards under the Incentive Plan are expensed ratably over the period from the date that the issuance of such awards becomes probable through the end of the restriction period. Awards granted under the Incentive Plan for the three year performance period ended January 31, 2004 totaled $284,000. No awards were issued under the Incentive Plan for the three year performance period ended February 1, 2003 and February 2, 2002.

6. RELATED PARTY TRANSACTIONS

      Certain stockholders and directors (including certain officers) of the Company have controlling ownership interests in other entities with which the Company conducts business. Transactions between the Company and these various other entities ("related parties") are summarized in the following paragraphs.

      The Company purchases a substantial portion of its magazines as well as certain of their seasonal music and newspapers from Anderson Media Corporation ("Anderson Media"), an affiliate through common ownership. During fiscal 2004, 2003 and 2002, purchases of these items from Anderson Media totaled $28,160,000, $27,736,000 and $27,934,000, respectively. The Company purchases certain of their collectibles, gifts and books from Anderson Press, Inc. ("Anderson Press"), an affiliate through common ownership. During fiscal 2004, 2003 and 2002, such purchases from Anderson Press totaled $853,000, $1,153,000 and $440,000, respectively. The Company purchases certain of its greeting cards and gift products from C.R. Gibson, Inc., an affiliate through common ownership. The purchases of these items in fiscal 2004, 2003, and 2002 were $265,000, $460,000 and $368,000, respectively. The Company purchases certain magazine subscriptions from Magazines.com, an affiliate through common ownership. During Fiscal 2004, 2003, and 2002, purchases of these items were $89,000, $59,000 and $58,000, respectively. The Company purchases content for publication from Publication Marketing Corporation, an affiliate through common ownership. During fiscal 2004, 2003, and 2002, purchases of these items were $72,000, $56,000 and $38,000, respectively. The Company purchases various gift products from American Promotional Events, Inc. ("American Promotional Events"), an affiliate through common ownership. These items totaled $29,000, $18,000 and $80,000 during fiscal 2004, 2003, and 2002, respectively. The Company utilizes import sourcing and consolidation services from Anco Far East Importers, LTD ("Anco Far East"), an affiliate through common ownership. The total paid to Anco Far East was $910,000, $729,000 and $761,000 for fiscal 2004, 2003, and 2002, respectively.
These amounts paid to Anco Far East primarily included the actual cost of the product, as well as duty, freight, and fee for sourcing and consolidation services. All other costs other than the sourcing and consolidation service fees were passed through from other vendors. Anco Far East fees, net of the passed-through costs, were $77,000, $73,000 and $76,000, respectively.

      The Company sold books to Anderson Media in the amounts of $383,000, $58,000 and $1,457,000 in fiscal 2004, 2003 and 2002, respectively. The Company sales to Anderson Media significantly decreased in fiscal 2003, and 2002; however, returns were still being processed from previous years and, as a result, net returns were recorded for those years. During fiscal year 2004, 2003 and 2002, the Company provided $226,000, $131,000 and $128,000, respectively, of internet services to Magazines.com. The Company provided internet services to American Promotional Events of $50,000, $55,000 and $73,000 in fiscal 2004, 2003 and 2002, respectively.

      The Company leases its principal executive offices from a trust, which was established for the benefit of the grandchildren of Mr. Charles C. Anderson, a member of the Board of Directors. The lease extends to January 31, 2006. During fiscal 2004, 2003 and 2002, the Company paid rent of $137,000 in each year to the trust under this lease. Anderson & Anderson LLC ("A&A"), which is an affiliate through common ownership, also leases three buildings to the Company. During fiscal 2004, 2003 and 2002, the Company paid A&A a total of $447,000, $455,000 and $515,000, respectively, in connection with such leases. Total minimum future rental payments under all four of these leases are $275,000 at January 31, 2004. The Company subleases certain property to Hibbett Sporting Goods, Inc. ("Hibbett"), a sporting good retailer in the southeastern United States. The Company's Executive Chairman, Clyde B. Anderson, is a member of Hibbett's board of directors. During fiscal 2004, 2003 and 2002, the Company received $191,000, $161,000 and $161,000, respectively, in rent payments from Hibbett.

      The Company also purchased logistics services from Clark Distribution, a distribution company affiliated through common ownership, which amounted to $0, $0 and $64,000 in fiscal 2004, 2003 and 2002, respectively. The Company incurred expenses related to professional services from A&A and Charles C. Anderson, a member of the Board of Directors, which amounted to $0 in fiscal 2004 and $144,000 in each of fiscal 2003 and 2002. The Company shares ownership of a plane, which the Company uses in the operations of its business, with an affiliated company. The Company rents the plane to affiliated companies at rates that cover all the variable cost and a portion of the fixed cost. The total amounts received from affiliated companies for use of the plane in fiscal 2004, 2003, and 2002 were $275,000, $269,000, and $198,000, respectively. The Company also occasionally rents a plane from

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

A&A as well. The amounts paid to A&A for plane rental were $44,000, $48,000 and $84,000 for fiscal 2004, 2003 and 2002, respectively.

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

8. LOSS FROM DISCONTINUED OPERATIONS

      Discontinued operations represent the fiscal 2004 closure of four retail stores in markets located in Georgia (two stores), Louisiana and North Carolina where the Company does not expect another of its existing stores to absorb the closed store customers. These stores had sales of $2,457,000, $4,445,000 and $5,172,000 and pretax operating losses of $696,000, $917,000 and $111,000 for fiscal 2004, 2003 and 2002, respectively. Included in the loss on discontinued operations are impairment losses of $228,000, $141,000 and $0 for fiscal 2004, 2003 and 2002, respectively. Also, included in the loss on discontinued operations are store closing costs of $64,000, $178,000, and $0 for fiscal 2004, 2003 and 2002, respectively.

9. BUSINESS SEGMENTS

      The Company has two reportable segments: retail trade and electronic commerce trade. The retail trade segment is a strategic business segment that is engaged in the retail trade of mostly book merchandise and includes the Company's distribution center operations, which predominantly supplies merchandise to the Company's retail stores. The electronic commerce trade segment is a strategic business segment that transacts business over the Internet and is managed separately due to divergent technology and marketing requirements. The Company evaluates performance of the segments based on profit and loss from operations before interest and income taxes. Certain intersegment cost allocations have been made based upon consolidated and segment revenues. Shipping income related to internet sales is included in net sales and shipping expense is included in cost of sales.

                                                                       Fiscal Year Ended
                                                      ---------------------------------------------------
Segment information (in thousands)                       1/31/04             2/1/03              2/2/02
----------------------------------                    -------------       -------------       -------------
                                                      (AS RESTATED)       (as restated)       (as restated)
Net Sales
     Retail Trade                                       $ 454,000           $ 432,865           $ 430,742
     Electronic Commerce Trade                             25,451              23,277              22,247
     Intersegment Sales Elimination                       (19,292)            (17,927)            (15,406)
                                                        ---------           ---------           ---------
          Net Sales                                     $ 460,159           $ 438,215           $ 437,583
                                                        =========           =========           =========

Operating Profit
     Retail Trade                                       $  14,225           $   8,709           $  11,239
     Electronic Commerce Trade                                332                (490)             (1,718)
     Intersegment Elimination of Certain Costs                542                 988               1,380
                                                        ---------           ---------           ---------
          Total Operating Profit                        $  15,099           $   9,207           $  10,901
                                                        =========           =========           =========

Assets
     Retail Trade                                       $ 295,437           $ 318,308
     Electronic Commerce Trade                              1,527               1,752
     Intersegment Sales Elimination                          (566)               (576)
                                                        ---------           ---------
          Total Assets                                  $ 296,398           $ 319,484
                                                        =========           =========

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

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

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

      The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company's balance sheet at January 31, 2004, as such liabilities are considered de minimis.

11. RESTATEMENT OF FINANCIAL STATEMENTS

      Subsequent to the issuance of the Company's fiscal 2004 consolidated financial statements the Company under went a detailed review of its lease-related accounting policies, and determined to restate its prior financial statements to correct errors relating to the computation of depreciation, rent holidays, straight-line rent expense and the related deferred rent liability.

      Historically, the Company depreciated leasehold improvements over a period of ten years, regardless of the term of the lease for the store. When calculating the straight-line rent expense per store, the Company previously used the store opening date as the starting date for the rent expense calculation. For certain new stores, the Company receives funding from landlords for the construction of leasehold improvements. Historically, these landlord allowances were been classified as a reduction of property and equipment on the Company's balance sheet and as a reduction in capital expenditures in the Company's statements of cash flows.

      The Company has corrected its depreciable life for leasehold improvements to the lesser of the economic useful life of the asset or the term of the lease. The Company has corrected the calculation to start straight-line rent expense on the date when the Company takes possession and has the right to control use of the leased premises. Also, the Company has corrected its method of classification of landlord allowances. The Company will now classify landlord allowances as a deferred rent credit on the balance sheet and as an operating activity in the statement of cash flows. Funds received from the landlord intended to reimburse the Company for the cost of leasehold improvements will be recorded as a deferred rent credit resulting from a lease incentive and amortized over the lease term as a reduction to rent expense. As a result, the consolidated financial statements have been restated from the amounts previously reported to incorporate the effects of these restatements.

      The following is a summary of the impact of the Restatement on the consolidated balance sheets at January 31, 2004 and February 1, 2003, and the consolidated statements of operations for the fifty-two week periods ended January 31, 2004, February 1, 2003, and February 1, 2002.

                                                       As of January 31, 2004                     As of February 1, 2003
                                               ----------------------------------------------------------------------------------
                                                  As
                                               Previously                               As Previously
CONSOLIDATED BALANCE SHEET                      Reported     Adjustment    As Restated     Reported     Adjustment    As Restated
--------------------------                     ----------    ----------    -----------  -------------   ----------    -----------
Deferred income taxes (asset)                   $  4,446      $      4       $  4,450      $  6,130      $      -       $  6,130
Total current assets                             234,897             4        234,901       248,742             -        248,742
Gross property and equipment                     166,466        23,495        189,961       159,368        22,101        181,469
Accumulated depreciation                         117,289        12,780        130,069       102,222        10,335        112,557
Net property and equipment                        49,177        10,715         59,892        57,146        11,766         68,912
Total assets                                     285,679        10,719        296,398       307,718        11,766        319,484
Accrued expenses                                  30,189             2         30,191        24,790             -         24,790
Accrued income taxes                               3,527          (301)         3,226         2,530          (214)         2,316
Total current liabilities                        130,477          (299)       130,178       136,146          (214)       135,932
Deferred income taxes (liability)                  1,805           152          1,957         1,703           107          1,810
Other long-term liabilities                        1,507        11,115         12,622         2,059        12,047         14,106
Total non-current liabilities                     23,952        11,267         35,219        48,704        12,154         60,858
Retained earnings                                 65,528          (249)        65,279        58,327          (174)        58,153
Total stockholders' equity                       131,250          (249)       131,001       122,868          (174)       122,694
Total liabilities and stockholders' equity      $285,679      $ 10,719       $296,398      $307,718      $ 11,766       $319,484

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

                                          Fiscal Year Ended January 31, 2004        Fiscal Year Ended February 1, 2003
                                        --------------------------------------    ---------------------------------------
                                            As                                        As
                                        Previously                                Previously
CONSOLIDATED STATEMENTS OF OPERATIONS    Reported     Adjustment   As Restated     Reported     Adjustment    As Restated
-------------------------------------   ----------    ----------   -----------    ----------    ----------    -----------
Cost of products sold                   $  334,697    $  (2,324)   $   332,373    $  320,704    $ (2,175)     $   318,529
Gross profit                               125,462        2,324        127,786       117,511       2,175          119,686
Depreciation and amortization               15,712        2,445         18,157        16,048       2,253           18,301
Operating profit                            15,220         (121)        15,099         9,285         (78)           9,207
Income from continuing operations
    before income taxes and
    cumulative effect of change in
    accounting principle                    12,311         (121)        12,190         5,114         (78)           5,036
Income taxes                                 4,678          (46)         4,632         1,943         (30)           1,913
Income from continuing operations
    before cumulative effect of
    change in accounting principle           7,633          (75)         7,558         3,171         (48)           3,123
Income before cumulative effect of
    change in accounting principle           7,201          (75)         7,126         2,602         (48)           2,554
Net income                              $    7,201    $     (75)   $     7,126    $    1,401    $    (48)     $     1,353
Basic income from continuing
    operations before cumulative
    effect of change in accounting
    principle, per common share         $     0.47            -    $      0.47    $     0.20    $  (0.01)     $      0.19
Basic income before cumulative
    effect of change in accounting
    principle, per common share         $     0.44            -    $      0.44    $     0.16    $  (0.01)     $      0.15
Basic net income per common share       $     0.44            -    $      0.44    $     0.09    $  (0.01)     $      0.08
Diluted income from continuing
    operations before cumulative
    effect of change in accounting
    principle, per common share         $     0.45            -    $      0.45    $     0.19    $  (0.01)     $      0.18
Diluted income before cumulative
    effect of change in accounting
    principle, per common share         $     0.43    $   (0.01)   $      0.42    $     0.16    $  (0.01)     $      0.15
Diluted net income per share            $     0.43    $   (0.01)   $      0.42    $     0.08           -      $      0.08

                                                                                      Fiscal Year Ended February 2, 2002
                                                                                   -----------------------------------------
                                                                                   As Previously
                  CONSOLIDATED STATEMENTS OF OPERATIONS                              Reported      Adjustment    As Restated
-------------------------------------------------------------------------------    -------------   ----------    -----------
Cost of products sold                                                                $315,556      $ (2,005)     $   313,551
Gross profit                                                                          122,027         2,005          124,032
Depreciation and amortization                                                          15,296         1,965           17,261
Operating profit                                                                       10,861            40           10,901
Income from continuing operations before income taxes and cumulative effect of
    change in accounting principle                                                      6,432            40            6,472
Income taxes                                                                            2,444            15            2,459
Income from continuing operations before cumulative effect of change in
    accounting principle                                                                3,988            25            4,013
Income before cumulative effect of change in accounting principle                       3,919            25            3,944
Net income                                                                              3,919            25            3,944
Basic income from continuing operations before cumulative effect of change in
    accounting principle, per common share                                           $   0.24             -      $      0.24
Basic income before cumulative effect of change in accounting principle, per
    common share                                                                     $   0.24             -      $      0.24
Basic net income per common share                                                    $   0.24             -      $      0.24
Diluted income from continuing operations before cumulative effect of change in
    accounting principle, per common share                                           $   0.24             -      $      0.24
Diluted income before cumulative effect of change in accounting principle,
    per common share                                                                 $   0.23             -      $      0.23
Diluted net income per share                                                         $   0.23             -      $      0.23

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

                                              Fiscal Year Ended January 31, 2004   Fiscal Year Ended February 1, 2003 (1)
                                             ------------------------------------  --------------------------------------
                                                 As                                   As
                                             Previously                            Previously
  CONSOLIDATED STATEMENTS OF CASH FLOWS       Reported   Adjustment   As Restated   Reported    Adjustment    As Restated
-----------------------------------------    ----------  ----------   -----------  ----------   ----------    -----------
Net income                                      $ 7,201     $   (75)   $   7,126    $   1,401    $     (48)     $   1,353
Depreciation and amortization                    15,880       2,445       18,325       16,331        2,253         18,584
Deferred income tax provision (benefit)           1,786         148        1,934           (4)         108            104
Accrued income taxes                                997        (194)         803         (144)        (138)          (282)
Accrued expenses                                  5,074        (930)       4,144          348          619            967
Total adjustments                                26,083       1,469       27,552        9,449        2,848         12,297
Net cash provided by operating activities        33,284       1,394       34,678       10,850        2,800         13,650
Capital expenditures                             (9,008)     (1,394)     (10,402)     (17,042)      (2,794)       (19,836)
Net cash used in investing activities            (8,969)     (1,394)     (10,363)     (16,982)      (2,794)       (19,776)

                                               Fiscal Year Ended February 2, 2002
                                             --------------------------------------
                                                 As
                                             Previously
  CONSOLIDATED STATEMENTS OF CASH FLOWS       Reported     Adjustment   As Restated
-----------------------------------------    ----------    ----------   -----------
Net income                                   $    3,919       $    25      $  3,944
Depreciation and amortization                    15,575         1,965        17,540
Deferred income tax provision (benefit)            (134)           78           (56)
Accrued income taxes                              2,064           (63)        2,001
Accrued expenses                                    319        (1,026)         (707)
Total adjustments                                20,640           954        21,594
Net cash provided by operating activities        24,559           979        25,538
Capital expenditures                            (11,709)         (979)      (12,688)
Net cash used in investing activities           (18,206)         (979)      (19,185)

(1) Cash flows from financing activities have been adjusted by $6 to reflect the tax benefit of the exercise of stock options in fiscal year 2003.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO BOOKS-A-MILLION, INC.:

We have audited the accompanying consolidated balance sheets of Books-A-Million, Inc. (a Delaware corporation) (the Company), and its subsidiaries as of January 31, 2004 and February 1, 2003 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

As discussed in Note 1 to the Consolidated Financial Statements, effective February 2, 2002, the Company changed its method of accounting for vendor allowances and effective February 2, 2003, the Company changed its method of accounting for inventories.

As discussed in Note 11, the Consolidated Financial Statements have been restated.

DELOITTE & TOUCHE LLP

Birmingham, Alabama
April 19, 2004
(April 25, 2005 as to the effects of the restatement discussed in Note 11 to the Consolidated Financial Statements)

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

SUMMARY OF QUARTERLY RESULTS (Unaudited)

                                                                             FISCAL YEAR ENDED JANUARY 31, 2004 (1)(2)
                                                               ---------------------------------------------------------------------
                                                                   FIRST        SECOND         THIRD        FOURTH         TOTAL
        (In thousands, except per share amounts)                  QUARTER       QUARTER       QUARTER       QUARTER        YEAR
-------------------------------------------------------------- ------------- ------------- ------------- ------------- -------------
                                                               (AS RESTATED) (AS RESTATED) (AS RESTATED) (AS RESTATED) (AS RESTATED)
Net sales                                                        $ 98,505     $ 113,081      $102,724     $145,849      $ 460,159
Gross profit (as previously reported)                              24,937        30,815        26,412       43,298        125,462
Gross profit (as restated, see Note 11)                            25,511        31,396        26,991       43,888        127,786
Operating profit (loss) (as previously reported)                     (674)        3,238          (232)      12,888         15,220
Operating profit (loss) (as restated, see Note 11)                   (689)        3,213          (265)      12,840         15,099
Net income (loss) (as previously reported)                         (1,042)        1,361          (755)       7,637          7,201
Net income (loss) (as restated, see Note 11)                       (1,052)        1,346          (775)       7,607          7,126
Net income (loss) per share - basic (as previously reported)        (0.06)         0.08         (0.05)        0.47           0.44
Net income (loss) per share - basic (as restated, see Note 11)      (0.06)         0.08         (0.05)        0.47           0.44
Net income (loss) per share - diluted (as previously reported)      (0.06)         0.08         (0.05)        0.45           0.43
  (3)
Net income (loss) per share - diluted (as restated, see Note        (0.06)         0.08         (0.05)        0.45           0.42
  11)

                                                                             Fiscal Year Ended January 31, 2003 (1)(2)
                                                               ---------------------------------------------------------------------
                                                                   First        Second         Third         Fourth        Total
        (In thousands, except per share amounts)                  Quarter       Quarter       Quarter       Quarter        Year
-------------------------------------------------------------  ------------- ------------- ------------- ------------- -------------
                                                               (as restated) (as restated) (as restated) (as restated) (as restated)
Net sales                                                        $100,273     $ 103,550     $  96,280     $ 138,112     $ 438,215
Gross profit (as previously reported)                              27,380        27,989        22,718        39,424       117,511
Gross profit (as restated, see Note 11)                            27,929        28,536        23,242        39,979       119,686
Operating profit (loss) (as previously reported)                      871           470        (2,965)       10,909         9.285
Operating profit (loss) (as restated, see Note 11)                    884           462        (3,006)       10,867         9,207
Income (loss) before cumulative effect of change in
    accounting principle (as previously reported)                    (111)         (425)       (2,755)        5,893         2,602
Income (loss) before cumulative effect of change in
    accounting principle (as restated, see Note 11)                  (103)         (430)       (2,780)        5,867         2,554
Income (loss) per share - basic before cumulative effect of
    change in accounting principle (as previously reported) (3)     (0.01)        (0.03)        (0.17)         0.36          0.16
Income (loss) per share - basic before cumulative effect of
    change in accounting principle (as restated, see Note 11)       (0.01)        (0.03)        (0.17)         0.36          0.15
Income (loss) per share - diluted before cumulative effect of change in accounting principle (as previously
    reported) (3)                                                   (0.01)        (0.03)        (0.17)         0.36          0.16
Income (loss) per share - diluted before cumulative effect of
    change in accounting principle (as restated, see Note 11)       (0.01)        (0.03)        (0.17)         0.36          0.15
Net income (loss) (as previously reported)                         (1,312)         (425)       (2,755)        5,893         1,401
Net income (loss) (as restated, see Note 11)                       (1,304)         (430)       (2,780)        5,867         1,353
Net income (loss) per share - basic (as previously
    reported) (3)                                                   (0.08)        (0.03)        (0.17)         0.36          0.09
Net income (loss) per share - basic (as restated, see
    Note 11)                                                        (0.08)        (0.03)        (0.17)         0.36          0.08
Net income (loss) per share - diluted (as previously
    reported)                                                       (0.08)        (0.03)        (0.17)         0.36          0.08
Net income (loss) per share - diluted (as restated,
    see Note 11)                                                    (0.08)        (0.03)        (0.17)         0.36          0.08

(1) Certain reclassifications were made to the quarterly amounts for fiscal 2004 and 2003 to appropriately reflect discontinued operations.

(2)   As restated, see Note 11 of the Consolidated Financial Statements.

(3) The sum of quarterly per share amounts are different from the annual per share amounts because of differences in the weighted average number of common and common equivalent shares used in the quarterly and annual computations.

                                                                 BOOKS-A-MILLION
                                                              2004 Annual Report

DIRECTORS AND CORPORATE OFFICERS

BOARD OF DIRECTORS                      CORPORATE OFFICERS
CLYDE B. ANDERSON                       CLYDE B. ANDERSON
Executive Chairman of the Board         Executive Chairman of the Board

CHARLES C. ANDERSON                     SANDRA B. COCHRAN
Retired Chairman                        President, Chief Executive Officer and
                                        Secretary

TERRY C. ANDERSON                       TERRANCE G. FINLEY
Chief Executive Officer and President,  Executive Vice President of Books-A-
American Promotional Events, Inc.       Million, Inc. and President, American
                                        Internet Service, Inc.

RONALD G. BRUNO                         RICHARD S. WALLINGTON
President,                              Chief Financial Officer
Bruno Capital Management Corporation

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
(205) 942-3737

TRANSFER AGENT
Bank of New York
(800) 524-4458

      STOCKHOLDER INQUIRIES:
      Stockholder Relations Department - 11E
      P.O. Box 11258, Church Street Station
      New York, NY 10286
      E-Mail address: shareowner-svcs@bankofny.com
      Bank of New York's Stock Transfer Website: http://stock.bankofny.com

      CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:
      Receive and Deliver Department - 11W
      P.O. Box 11002, Church Street Station
      New York, NY 10286

REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
Birmingham, Alabama

FORM 10-K/A AND INVESTOR CONTACT

      A copy of the Company's Annual Report on Form 10-K/A for the fiscal year ended January 31, 2004, as filed with the Securities and Exchange Commission, as well as key committee charters, and code of conduct, are available without charge to stockholders upon written request. Such requests and other investor inquiries should be directed to Richard S. Wallington, the Company's Chief Financial Officer, or you can view those items at www.booksamillioninc.com.

MARKET AND DIVIDEND INFORMATION

Common Stock

      The Common Stock of Books-A-Million, Inc., is traded in the Nasdaq National Market under the symbol BAMM. The chart below sets forth the high and low stock prices for each quarter of the fiscal years ending January 31, 2004 and February 1, 2003.

Quarter Ended    High        Low
-------------  --------    --------
JANUARY 2004   $   7.02    $   4.41
OCTOBER 2003       5.00        2.80
JULY 2003          3.34        2.07
APRIL 2003         2.45        2.05
January 2003       2.77        2.27
October 2002       3.70        2.53
July 2002          4.26        3.22
April 2002         5.12        3.02

      The closing price on April 5, 2004, was $6.68. No cash dividends have been declared since completion of the Company's initial public offering in 1992. As of April 5, 2004, Books-A-Million, Inc. had approximately 10,500 stockholders based on the number of individual participants represented by security position listings.

ANNUAL MEETING OF STOCKHOLDERS

      The annual meeting of stockholders will be held on June 3, 2004, at 10:00 a.m. central time at The Harbert Center, 2019 Fourth Avenue North, Birmingham, Alabama 35203. Stockholders of record as of April 5, 2004, are invited to attend this meeting.