Form 10-K, Exhibit 13
period 2005-01-29
BOOKS A MILLION INC
filed 2005-04-28
CIK 891919

                                                                      EXHIBIT 13

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

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

FIVE-YEAR HIGHLIGHTS

                                                                          FOR THE FISCAL YEAR ENDED:
     (In thousands, except per share amounts)           1/29/05    1/31/04 (1)   2/1/03 (2)      2/2/02       2/3/01
--------------------------------------------------     ----------  -----------  ------------   ----------   ----------
STATEMENT OF OPERATIONS DATA                             52 WEEKS     52 weeks      52 weeks     52 weeks     53 weeks
Net sales                                              $  475,226  $   458,290  $    436,348   $  435,832   $  411,881
Income before cumulative effect of a change
    in accounting principle (2)                            10,199        7,126         2,554        3,944        3,012
Net income                                                 10,199        7,126         1,353        3,944        3,012
Earnings per share - diluted,  before cumulative
    effect of a change in accounting principle (2)           0.59         0.42          0.15         0.23         0.17
Earnings per share - diluted                                 0.59         0.42          0.08         0.23         0.17
Weighted average shares - diluted                          17,178       16,789        16,566       16,945       17,991
Capital investment                                         14,923       10,402        19,836       12,688       17,065
Dividends per share - declared                               0.23         0.00          0.00         0.00         0.00

BALANCE SHEET DATA
Property and equipment, net                            $   55,946  $    59,892  $     68,912   $   67,941   $   72,870
Total assets                                              300,812      296,398       319,484      306,083      304,410
Long-term debt                                              7,500       20,640        44,942       38,846       41,526
Stockholders' equity                                      134,859      131,001       122,694      121,212      122,108

OTHER DATA
Working capital                                        $   95,382  $   104,723  $    112,810   $  105,638   $  103,338
Debt to total capital ratio                                  0.05         0.14          0.27         0.24         0.26

OPERATIONAL DATA
Total number of stores                                        206          202           207          204          185
Number of superstores                                         168          163           163          157          145
Number of traditional stores                                   34           35            37           40           37
Number of Joe Muggs newsstands                                  4            4             7            7            3

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

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

TO OUR STOCKHOLDERS:

Fiscal year 2005 was challenging and rewarding for our entire team at Books-A-Million. We saw steady progress in all areas of our business, overcoming very strong sales comparisons with the prior year due to the publication of Harry Potter and the Order of the Phoenix and dealt with the ravages of Mother Nature in the form of the devastating hurricanes that struck the south in August and September.

Sales in our core book business were excellent. The fiction, inspirational, children's, biography and humor categories--among our largest--all performed well. In addition, we saw emerging categories such as graphic novels, teen fiction, and Christian fiction achieve significant growth.

The mass media once again had a considerable impact on book sales. We saw the success of movie tie-ins such as Series of Unfortunate Events and The Polar Express. Television influenced titles such as Jon Stewart's America (The Book) and Joel Osteen's Your Best Life Now, as well as the runaway hit He's Just Not That Into You.

In the non-book categories, we were pleased with our initiatives in games and toys and the continued strong performance of calendars, journals, and book accessories. The cafe business was also solid, driven by the strength of the cold-drink category anchored by Frappe, our line of blended frozen drinks.

The positive sales results combined with improved operations had a marked impact on our results. Higher margins resulted from increased sales of books related to our proprietary publishing efforts and gift products sourced through our import program, along with less promotional discounting. Our debt decreased substantially and cash balances improved. Enhanced inventory management systems allowed us to achieve better inventory turns and improved leveraging of accounts payable.

During the year we opened 6 new stores and remodeled an additional 31 stores. This brings the total number of stores remodeled over the past three years up to 111 stores.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

Thanks to the efforts of our dedicated associates, we were able to achieve the objectives that we set at the beginning of the year. Our team was focused on specific improvements in sales, margin and inventory. The results of this focus are clear; net income grew by 43% and earnings per share by 40%. We continued a stock repurchase program and initiated a dividend for our shareholders that is now at an annual rate of 20 cents per share.

We intend to build on these positive results as we move into the new year. July 16th brings the publication of the next installment of the Harry Potter series, Harry Potter and the Half Blood Prince, and we hope you will join us at a Books-A-Million store to share in the excitement surrounding what will undoubtedly be the biggest publishing event of the year.

Thank you for your continued interest and support.

/s/ Clyde B. Anderson                            /s/ Sandra B. Cochran
Clyde B. Anderson                                Sandra B. Cochran
Executive Chairman of the Board                  President, Chief Executive
                                                 Officer and Secretary

FINANCIAL HIGHLIGHTS

                                                  FISCAL YEAR ENDED
                                              -------------------------
(In thousands, except per share amounts)        1/29/05     1/31/04 (1)
----------------------------------------      -----------   -----------
Net sales                                     $   475,226   $   458,290
Operating profit                                   18,184        15,158
Net income                                         10,199         7,126
Net income per share - diluted                       0.59          0.42
Dividends per share - declared                       0.23          0.00

                                                        AS OF
                                              -------------------------
   (In thousands)                               1/29/05     1/31/04 (1)
---------------------                         -----------   -----------
Working capital                               $    95,382   $   104,723
Total assets                                      300,812       296,398
Stockholders' equity                              134,859       131,001

(1) Effective February 2, 2003, the Company changed its method of accounting for inventories to the last-in, first-out method, as discussed in Note 1 to the Consolidated Financial Statements.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                         Fiscal Year Ended
               (In thousands, except per share data)                    1/29/05   1/31/04(1)  2/1/03(2)    2/2/02    2/3/01
--------------------------------------------------------------------   ---------  ---------   ---------   ---------  ---------
STATEMENT OF OPERATIONS DATA:                                           52 WEEKS    52 weeks    52 weeks   52 weeks   53 weeks
Net sales                                                              $ 475,226  $  458,290  $  436,348  $ 435,832  $ 411,881
Cost of products sold, including warehouse distribution and store
   occupancy costs                                                       339,851     330,909     317,020    312,140    297,454
                                                                       ---------  ----------  ----------  ---------  ---------
Gross profit                                                             135,375     127,381     119,328    123,692    114,427
Operating, selling and administrative expenses                            99,399      94,155      91,764     95,462     88,588
Depreciation and amortization                                             17,792      18,068      18,230     17,194     16,130
                                                                       ---------  ----------  ----------  ---------  ---------
Operating profit                                                          18,184      15,158       9,334     11,036      9,709
Interest expense, net                                                      1,874       2,909       4,171      4,429      4,804
                                                                       ---------  ----------  ----------  ---------  ---------
Income from continuing operations before income taxes and cumulative
   effect of change in accounting principle                               16,310      12,249       5,163      6,607      4,905
Provision for income taxes                                                 6,035       4,656       1,962      2,510      1,863
                                                                       ---------  ----------  ----------  ---------  ---------
Income from continuing operations before cumulative effect of change
   in accounting principle                                                10,275       7,593       3,201      4,097      3,042

Discontinued operations:
   Loss from discontinued operations (including impairment charge)          (121)       (754)     (1,044)      (246)       (48)
   Income tax benefit                                                         45         287         397         93         18
                                                                       ---------  ----------  ----------  ---------  ---------
   Loss from discontinued operations                                         (76)       (467)       (647)      (153)       (30)
                                                                       ---------  ----------  ----------  ---------  ---------
Income before cumulative effect of change in accounting principle         10,199       7,126       2,554      3,944      3,012
Cumulative effect of change in accounting principle, net of income
   taxes                                                                      --          --      (1,201)        --         --
                                                                       ---------  ----------  ----------  ---------  ---------
Net income                                                             $  10,199  $    7,126  $    1,353  $   3,944  $   3,012
                                                                       =========  ==========  ==========  =========  =========
Net income per common share:
BASIC:
   Income from continuing operations before cumulative effect of
      change in accounting principle                                   $    0.62  $     0.47  $     0.20  $    0.25  $    0.17
   Loss from discontinued operations                                          --       (0.03)      (0.04)     (0.01)        --
                                                                       ---------  ----------  ----------  ---------  ---------
   Income before cumulative effect of change in accounting principle        0.62        0.44        0.16       0.24       0.17
   Cumulative effect of change in accounting principle                        --          --       (0.08)        --         --
                                                                       ---------  ----------  ----------  ---------  ---------
   Net income per share                                                $    0.62  $     0.44  $     0.08  $    0.24  $    0.17
                                                                       =========  ==========  ==========  =========  =========
Weighted average number of shares outstanding - basic                     16,453      16,279      16,190     16,667     17,955
                                                                       =========  ==========  ==========  =========  =========
DILUTED:
   Income from continuing operations before cumulative effect of
      change in accounting principle                                   $    0.59  $     0.45  $     0.19  $    0.24  $    0.17
   Gain (loss) from discontinued operations                                   --       (0.03)      (0.04)     (0.01)        --
                                                                       ---------  ----------  ----------  ---------  ---------
   Income before cumulative effect of change in accounting principle        0.59        0.42        0.15       0.23       0.17
   Cumulative effect of change  in accounting principle                       --          --       (0.07)        --         --
                                                                       ---------  ----------  ----------  ---------  ---------
   Net income per share                                                $    0.59  $     0.42  $     0.08  $    0.23  $    0.17
                                                                       =========  ==========  ==========  =========  =========
Weighted average number of shares outstanding - diluted                   17,178      16,789      16,566     16,945     17,991
                                                                       =========  ==========  ==========  =========  =========
Dividends per share - declared                                         $    0.23          --          --         --         --

Pro forma amounts assuming the change in accounting principle was applied retroactively: (1)
Net income                                                                   N/A         N/A         N/A  $   3,891  $   2,760
Net income per share - basic                                                 N/A         N/A         N/A       0.23       0.15
Net income per share - diluted                                               N/A         N/A         N/A       0.23       0.15

BALANCE SHEET DATA:
Property and equipment, net                                            $  55,946  $   59,892  $   68,912  $  67,941  $  72,870
Total assets                                                             300,812     296,398     319,484    306,083    304,410
Long-term debt                                                             7,500      20,640      44,942     38,846     41,526
Stockholders' investment                                                 134,859     131,001     122,694    121,212    122,108

OTHER DATA:
Working capital                                                        $  95,382  $  104,723  $  112,810  $ 105,638  $ 103,338

(1) Effective February 2, 2003, the Company changed from the first-in, first-out (FIFO) method of accounting for inventories to the last-in, first-out (LIFO) method, as discussed in Note 1 of the Consolidated Financial Statements.

(2) Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, as discussed in Note 1 of the Consolidated Financial Statements.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS

GENERAL

The Company was founded in 1917 and currently operates 206 retail bookstores concentrated primarily in the southeastern United States. Of the 206 stores, 168 are superstores which operate under the names Books-A-Million and Books & Co., 34 are traditional stores which operate under the Bookland and Books-A-Million names and four are newsstands which operate under the name Joe Muggs Newsstand. In addition to the retail store formats, the Company offers its products over the Internet at www.booksamillion.com and www.joemuggs.com. As of January 29, 2005, the Company employed approximately 4,900 full and part-time employees.

The Company's growth strategy is focused on opening superstores in new and existing market areas, particularly in the Southeast. In addition to opening new stores, management intends to continue its practice of reviewing the profitability trends and prospects of existing stores and closing or relocating under-performing stores. During fiscal 2005, the Company opened six stores, closed two stores and relocated three stores. In fiscal 2002, the Company began an extensive remodeling program to bring a consistent look to each store and also to update equipment. Certain stores completed a major remodeling, including new flooring, resetting the fixtures and / or relocating the cafe. Other stores completed a minor remodeling which was limited to resetting fixtures, new signage and paint. Over the past three years, the remodeled stores have outpaced the chain in comparable store sales. During fiscal 2005, the Company remodeled 31 stores. Approximately 58 percent of the Company's stores have been remodeled to date as part of the remodel program.

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

CRITICAL ACCOUNTING POLICIES

General

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements require management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company believes that the likelihood is remote that materially different amounts will be reported related to actual results for the estimates and judgments described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Other Long-Lived Assets and Impairment of Long-Lived Assets

Property and equipment are recorded at cost. Depreciation on equipment and furniture and fixtures is provided on the straight-line method over the estimated service lives, which range from three to seven years. Depreciation of buildings and amortization of leasehold improvements, including remodels, is provided on the straight-line basis over the lesser of the assets estimated useful lives (ranging from 5 to 40 years) or, if applicable, the periods of the leases. Determination of useful asset life is based on several factors requiring judgment by management and adherence to generally accepted accounting principles for depreciable periods. Judgment used by management in the determination of useful asset life could relate to any of the following factors: expected use of the asset; expected useful life of similar assets; any legal, regulatory, or contractual provisions that may limit the useful life; and other factors that may impair the economic useful life of the asset. Maintenance and repairs are charged to expense as incurred. Improvement costs are capitalized to property accounts and depreciated using applicable annual rates. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

The Company reviews property and equipment and amortizable intangibles when events or changes in circumstances indicate that their carrying amounts may not be recoverable or their depreciation or amortization periods should be accelerated in accordance with Statement of Financial Accounting Standards
(SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Circumstances that are considered in determining impairment are: decreases in store sales from the prior year, decreases in store sales from the current year budget, annual measurement of individual store pre-tax future cash flows, indications that an asset no longer has an economically useful life, or other factors that would indicate a store cannot be profitable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

undiscounted pre-tax future net cash flows at the lowest level of independent cash flows, which is generally at the individual store level. Future events could cause the Company to conclude that impairment indicators exist and those long-lived assets may be impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations. The Company's long-lived assets are principally retail store leasehold improvements, lease-rights intangibles and goodwill. The Company assesses recoverability based upon several factors, including management's intention with respect to its stores and those stores projected undiscounted cash flows. If impairment is indicated, an impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the present value of their projected cash flows. Impairment losses from continuing operations are included in selling, general and administrative costs. For fiscal 2005, 2004 and 2003, impairment losses of $342,000, $983,000 and $241,000, respectively, were recorded in selling, general and administrative costs. For all years presented, the impairment losses related to the retail trade business segment.

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

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements, lease termination costs, costs to transfer inventory and usable fixtures, other costs in connection with vacating the leased location, and a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $55,000, $219,000, and $22,000 during fiscal 2005, 2004 and 2003, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

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

Effective February 2, 2003, the Company changed from the first-in, first-out
(FIFO) method of accounting for inventories to the last-in, first-out (LIFO) method. Management believes this change was preferable in that it achieves a more appropriate matching of revenues and expenses. The impact of this accounting change was to increase "Costs of Products Sold" in the consolidated statements of operations by $0.4 million and $0.7 million for the fiscal years ended January 29, 2005 and January 31, 2004, respectively. This resulted in an after-tax decrease to net income of $0.3 million or $0.01 per diluted share for fiscal 2005 and an after-tax decrease to net income of $0.4 million or $0.02 per diluted share for fiscal 2004. The cumulative effect of a change in accounting principle from the FIFO method to LIFO method is not determinable. Accordingly, such change has been accounted for prospectively. In addition, pro forma amounts retroactively applying the change cannot be reasonably estimated and have not been disclosed. The cumulative difference between replacement and current cost of inventory over stated LIFO value is $1.1 million as of January 29, 2005 and $0.7 million as of January 31, 2004, whereas the fiscal 2005 and fiscal 2004 inventory before LIFO, at FIFO value is $211.3 million and $212.3 million, respectively. The estimated replacement cost of inventory is the current FIFO value of $211.3 million. The LIFO value did not include any layer liquidation in fiscal 2005 or fiscal 2004.

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

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

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

                                                                                           FISCAL YEAR ENDED
                                                                                    ----------------------------
                                                                                    1/29/05    1/31/04    2/1/03
                                                                                    -------    -------    ------
Net sales                                                                            100.0%     100.0%    100.0%
Gross profit                                                                          28.5%      27.8%     27.3%
Operating, selling, and administrative expenses                                       20.9%      20.5%     21.0%
Depreciation and amortization                                                          3.8%       4.0%      4.2%
Operating profit                                                                       3.8%       3.3%      2.1%
Interest expense, net                                                                  0.4%       0.6%      1.0%
Income from continuing operations before income taxes and cumulative effect of         3.4%       2.7%      1.1%
    change in accounting principle
Provision for income taxes                                                             1.2%       1.0%      0.4%
Income from continuing operations before cumulative effect of change in                2.2%       1.7%      0.7%
    accounting principle
Loss from discontinued operations (including impairment charge), net of tax            0.0%      -0.1%     -0.1%
Income before cumulative effect of change in accounting principle                      2.2%       1.6%      0.6%
Cumulative effect of a change in accounting principle                                  0.0%       0.0%     -0.3%
Net income                                                                             2.2%       1.6%      0.3%

FISCAL 2005 COMPARED TO FISCAL 2004

Consolidated net sales increased $16.9 million, or 3.7%, to $475.2 million in fiscal 2005 from $458.3 million in fiscal 2004. Comparable store sales increased 2.5% when compared to the same 52-week period last year. The increase in comparable store sales was primarily attributable to an increase in book sales and increase in cafe sales. The book sales increase was due to strong sales performance in categories such as: Fiction, which had broad based strength in many titles; Inspirational, with strong sales of The Purpose Driven Life, Biography, with strong sales of Bill Clinton's My Life, and Humor, which was driven by sales of Jon Stewart's America (The Book) and He's Just Not That Into You. The cafe sales increase was driven by the strong performance in the frappe line of cold drinks. The Company opened six new stores during fiscal 2005 resulting in partial year sales of $3.6 million and closed two stores during fiscal 2005 with partial year sales of $1.0 million. One of the closed stores was located in Stewart, Florida and was not reopened after substantial damage due to Hurricane Jean. Additional detail is discussed in the footnotes regarding Impairment of Long-Lived Assets, Closed Store Expenses and Discontinued Operations.

Net sales for the retail trade segment increased $14.8 million, or 3.3%, to $466.9 million in fiscal 2005 from $452.1 million in fiscal 2004. The increase in comparable store sales was primarily attributable to an increase in book sales and increase in cafe sales. The book sales increase was due to strong sales performance in categories such as: Fiction, which had broad based strength in many titles; Inspirational, with strong sales of The Purpose Driven Life, Biography, with strong sales of Bill Clinton's My Life, and Humor, which was driven by sales of Jon Stewart's America (The Book) and He's Just Not That Into You. The cafe sales increase was driven by the strong performance in the frappe' line of cold drinks. Net sales for the electronic commerce segment increased $1.2 million, or 4.7%, to $26.7 million in fiscal 2005 from $25.5 million in fiscal 2004. This increase was primarily due to growth in business-to-business sales volume during fiscal 2005.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company's marketing programs, pricing strategies, store operations and competition.

Gross profit, which includes cost of sales, distribution costs and occupancy costs (including rent, common area maintenance, property taxes, utilities and merchant association dues), increased $8.0 million, or 6.3%, to $135.4 million in fiscal 2005 from $127.4 million in fiscal 2004. Gross profit as a percentage of net sales increased to 28.5% in fiscal 2005 from 27.8% in fiscal 2004, primarily due to less promotional discounting and improved margin due to increased sales of proprietary product.

Operating, selling and administrative expenses increased $5.2 million, or 5.6%, to $99.4 million in fiscal 2005, from $94.2 million in fiscal 2004. Operating, selling and administrative expenses as a percentage of net sales increased to 20.9% in fiscal 2005 from 20.5% in fiscal 2004, partially due to the impact of costs incurred for Sarbanes-Oxley compliance, as well as increased general corporate expenses.

Depreciation and amortization decreased $0.3 million or 1.5% to $17.8 million in fiscal 2005 from $18.1 million in fiscal 2004. Depreciation and amortization as a percentage of net sales decreased to 3.8% in fiscal 2005 from 4.0% in fiscal 2004, due to lower capital expenditures in fiscal 2005.

Consolidated operating profit was $18.2 million for fiscal 2005 compared to $15.2 million in fiscal 2004. Operating profit for the retail trade segment was $17.0 million in fiscal 2005 versus $14.3 million in fiscal 2004. This increase was primarily attributable to the higher comparable store sales during fiscal 2005. The operating profit for the electronic commerce segment was $0.9 million compared to $0.3 million in fiscal 2004. The improvement in operating results was due to improved gross margin as a result of increased sales, as well as improved sales mix.

Net interest expense decreased $1.0 million, or 35.6%, to $1.9 million in fiscal 2005 from $2.9 million in fiscal 2004, primarily due to lower average debt levels during fiscal 2005.

Income taxes were calculated at an effective rate of 37.0% for fiscal 2005 and 38.0% for fiscal 2004.

Loss from discontinued operations was $0.1 million in fiscal 2005 compared to $0.8 million in fiscal 2004. The income tax benefit on the loss from discontinued operations was $0.0 million in fiscal 2005 and $0.3 million in fiscal 2004. Loss from discontinued operations, net of tax, was $0.1 million in fiscal 2005 compared to $0.5 million in fiscal 2004. These losses represent the results of two stores that were closed in fiscal 2005 and four stores that were closed in fiscal 2004 in markets where the Company does not expect to retain the closed stores' customers at another store.

FISCAL 2004 COMPARED TO FISCAL 2003

Consolidated net sales increased $22.0 million, or 5.0%, to $458.3 million in fiscal 2004 from $436.3 million in fiscal 2003. Comparable store sales increased 3.3% when compared to the same 52-week period last year. The increase in comparable store sales was primarily attributable to an increase in book sales and an increase in cafe sales. The book sales increase was due to strong sales performance in categories such as: Children's, with strong sales of Harry Potter; Fiction, with strong best sellers such as The DaVinci Code; and Diet & Health, with successful titles in the low-carb diet category. The cafe sales increase was due to strong performance in the frappe line of drinks. The Company opened four new stores during fiscal 2004 resulting in partial year sales of $5.7 million and closed nine stores during fiscal 2004 with partial year sales of $4.7 million. Additional detail is discussed in the footnotes regarding Impairment of Long-Lived Assets, Closed Store Expenses and Discontinued Operations.

Net sales for the retail trade segment increased $21.1 million, or 4.9%, to $452.1 million in fiscal 2004 from $431.0 million in fiscal 2003. The increase in comparable store sales was primarily attributable to an increase in book sales and an increase in cafe sales. The book sales increase was due to strong sales performance in categories such as: Children's, with strong sales of Harry Potter; Fiction, with strong best sellers such as The DaVinci Code; and Diet & Health, with successful titles in the low-carb diet category. The cafe sales increase was due to strong performance in the frappe line of drinks. Net sales for the electronic commerce segment increased $2.2 million, or 9.3%, to $25.5 million in fiscal 2004 from $23.3 million in fiscal 2003. This increase was primarily due to growth in business-to-business sales volume during fiscal 2004.

The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company's marketing programs, pricing strategies, store operations and competition.

Gross profit, which includes cost of sales, distribution costs and occupancy costs (including rent, common area maintenance, property taxes, utilities and merchant association dues), increased $8.1 million, or 6.8%, to $127.4 million in fiscal 2004 from $119.3 million in fiscal 2003. Gross profit as a percentage of net sales increased to 27.8% in fiscal 2004 from 27.3% in fiscal 2003, primarily due to improved sales mix, less promotional discounting and lower occupancy costs as a percentage of net sales.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

Operating, selling and administrative expenses increased $2.4 million, or 2.6%, to $94.2 million in fiscal 2004, from $91.8 million in fiscal 2003. Operating, selling and administrative expenses as a percentage of net sales decreased to 20.5% in fiscal 2004 from 21.0% in fiscal 2003, primarily due to the impact of higher comparable store sales as well as strong expense controls.

Depreciation and amortization decreased $0.1 million or 0.9% to $18.1 million in fiscal 2004 from $18.2 million in fiscal 2003. Depreciation and amortization as a percentage of net sales decreased to 4.0% in fiscal 2004 from 4.2% in fiscal 2003, due to lower capital expenditures in fiscal 2004.

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

Loss from discontinued operations was $0.8 million in fiscal 2004 compared to $1.0 million in fiscal 2003. The income tax benefit on the loss from discontinued operations was $0.3 million in fiscal 2004 and $0.4 million in fiscal 2003. Loss from discontinued operations, net of tax, was $0.5 million in fiscal 2004 compared to $0.6 million in fiscal 2003. These losses represent the results of four stores that were closed in fiscal 2004 in markets where the Company does not expect to retain the closed stores' customers at another store.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows from operations, including credit terms from vendors, and borrowings under its credit facilities. The Company has an unsecured revolving credit facility that allows borrowings up to $100.0 million, for which no principal repayments are due until the facility expires in July 2007. The credit facility has certain financial and non-financial covenants, the most restrictive of which is the maintenance of a minimum fixed charge coverage ratio. As of January 29, 2005 there was no outstanding balance and as of January 31, 2004 there was $13.1 million outstanding under this credit facility. The maximum and average outstanding balances during fiscal 2005 were $34.4 million and $21.6 million, respectively. Additionally, as of January 29, 2005 and January 31, 2004, the Company has outstanding borrowings under an industrial revenue bond totaling $7.5 million, which is secured by certain property.

The Company's capital expenditures totaled $14.9 million in fiscal 2005. These expenditures were primarily used for new store openings, renovation and improvements to existing stores, upgrades and expansion of warehouse distribution facilities and investment in management information systems. Management estimates that capital expenditures for fiscal 2006 will be approximately $16.0 million and that such amounts will be used for purposes similar to fiscal 2005. Management believes that existing cash balances and net cash from operating activities, together with borrowings under the Company's credit facilities, will be adequate to finance the Company's planned capital expenditures and to meet the Company's working capital requirements for fiscal 2006.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

Financial Position

During fiscal 2005, the Company opened six new stores and closed two stores. Strong inventory management resulted in decreased inventory balances at January 29, 2005, as compared to January 31, 2004. Net property and equipment decreased due to lower capital expenditures in fiscal 2005. Additionally, long-term debt balances decreased as of January 29, 2005 compared to January 31, 2004 due to improved earnings, lower inventory balances, increased accounts payable leveraging and lower capital expenditures.

Future Commitments

The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to Books-A-Million, Inc. at January 29, 2005:

                                                     PAYMENTS DUE UNDER CONTRACTUAL OBLIGATIONS
                                    ----------------------------------------------------------------------------
         (in thousands)               TOTAL     FY 2006    FY 2007    FY 2008    FY 2009    FY 2010   THEREAFTER
---------------------------------   ---------  ---------  ---------  ---------  ---------  ---------  ----------
Long-term debt - revolving credit   $      --  $      --  $      --  $      --  $      --  $      --  $       --
    facility
Long-term debt - industrial             7,500         --      7,500         --         --         --          --
    revenue bond
Operating leases                      106,685     27,521     21,853     18,133     13,468      8,461      17,249
                                    ---------  ---------  ---------  ---------  ---------  ---------  ----------
Total of obligations                $ 114,185  $  27,521  $  29,353  $  18,133  $  13,468  $   8,461  $   17,249
                                    =========  =========  =========  =========  =========  =========  ==========

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

The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company's balance sheet at January 29, 2005; as such liabilities are considered de minimis.

Cash Flows

Operating activities provided cash of $47,193,000, $34,678,000 and $13,650,000 in fiscal 2005, 2004 and 2003, respectively, and included the following effects:

      - Cash provided by inventories in fiscal 2005 of $1,321,000 and $12,428,000 in fiscal 2004 was primarily the result of increased sales and improved inventory management during the year. Cash used by inventories in fiscal 2003 of $15,103,000 was primarily the result of expanding the store title base in existing stores.

      - Cash provided by accounts payable is fiscal 2005 of $10,015,000 was the result of improved inventory management in fiscal 2005. Cash used by accounts payable in fiscal 2004 of $11,895,000 was due to lower inventory levels for fiscal 2004. Cash provided by accounts payable in fiscal 2003 was $5,472,000 due to higher inventory levels.

      - Depreciation and amortization expenses were $17,843,000, $18,325,000 and $18,584,000 in fiscal 2005, 2004 and 2003, respectively. The decrease in fiscal 2005 and 2004 was due to decreased capital expenditures during the respective years.

      - Cash provided by accrued expenses was $6,379,000, $4,144,000, and $967,000 in fiscal 2005, 2004 and 2003, respectively. The increase, in fiscal 2005 and fiscal 2004 was primarily due to increases in deferred revenues related to the Company's discount card , deferred rent related to landlord allowances, and higher bonus accruals due to the Company's improved earnings performance in fiscal 2005 and fiscal 2004.

Cash used in investing activities in fiscal 2005, 2004 and 2003 reflected a net use of cash of $14,879,000, $10,363,000 and $19,776,000, respectively. Cash was used to fund capital expenditures for new store openings, acquisitions of stores, renovation and improvements to existing stores, warehouse distribution purposes and investments in management information systems.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

Financing activities used cash of $21,103,000 in fiscal 2005 primarily to repay debt under the credit facility ($13,140,000), to purchase stock (treasury stock, $6,359,000) and dividend payments ($3,009,000). Financing activities used cash of $23,944,000 in fiscal 2004 to repay debt under the credit facility. Financing activities in fiscal 2003 provided cash of $5,891,000 from borrowings under the credit facility.

Dividends

The Company paid $3.0 million in dividends in fiscal 2005. On August 17, 2004, the Board of Directors declared a special dividend of $0.12 per share and a quarterly dividend of $0.03 per share, which was paid on September 14, 2004, to stockholders of record at the close of business on August 31, 2004. On November 16, 2004, the Board of Directors declared a quarterly dividend of $0.03 per share, which was paid on December 14, 2004, to stockholders of record at the close of business on November 30, 2004. On March 15, 2005, the Board of Directors declared a quarterly dividend of $0.05 per share, a 67% increase from the third quarter quarterly dividend, to be paid on April 12, 2005, to stockholders of record at the close of business on March 29, 2005. The Company will pay quarterly dividends in the future, subject to Board approval.

Outlook

For fiscal 2006, the Company currently expects to open approximately eight to ten new stores, relocate or remodel approximately 20 to 25 stores and close approximately two to four stores. Management estimates that capital expenditures for fiscal 2006 will be approximately $16.0 million and that such amounts will be used primarily for new store openings, renovations and improvements to existing stores, warehouse distribution purposes and investment in management information systems.

NEW ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004, "Share-Based Payment.") SFAS No. 123R is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires all share-based payments to employees including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS No. 123R is effective at the beginning of the first annual period beginning after June 15, 2005 (as modified by the SEC on April 14, 2005). Under ABP Opinion No. 25, no stock-based compensation cost had been reflected in the net income of the Company for grants of stock options to employees. Beginning in fiscal 2007, the Company will recognize compensation expense in its financial statements based on the fair value of all share-based payments to employees. The impact of adopting this new accounting standard on the Company's financial position, results of operations or cash flows has not yet been determined.

In November 2004, the Emerging Issues Task Force ("EITF") issued EITF No. 03-13, "Applying the Conditions in Paragraph 42 of FASB No. 144 in Determining Whether to Report Discontinued Operations." EITF No. 03-13 addresses how an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. EITF No. 03-13 is effective with the fiscal year beginning January 30, 2005. The impact of adopting this new guidance on the Company's financial position, results of operations or cash flows has not yet been determined.

FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities,"was issued in January 2003. This interpretation requires consolidation of variable interest entities ("VIE"), also formerly referred to as "special purpose entities," if certain conditions are met. The interpretation applied immediately to VIE's created after January 31, 2003 and to interests obtained in VIE's after January 31, 2003. Beginning after June 15, 2003, the interpretation applied also to VIE's created or interests obtained in VIE's before January 31, 2003. In December 2003, the FASB issued FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities-an interpretation of ARB 51" (revised December 2003) ("FIN 46R"), which includes significant amendments to previously issued FIN No. 46. Among other provisions, FIN 46R includes revised transition dates for public entities. The Company adopted the provisions of FIN 46R in the first quarter of fiscal 2005. The adoption of this interpretation did not have a material effect on the Company's financial position, results of operations or cash flows.

RELATED PARTY ACTIVITIES

As discussed in Note 6 of Notes to Consolidated Financial Statements, the Company conducts business with other entities in which certain officers, directors and principal stockholders of the Company have controlling ownership interests. The most significant related party transactions include inventory purchases from, and sales to, related parties. Related party inventory purchases were essentially flat in fiscal 2005 when compared to fiscal 2004. Related party sales transactions decreased in fiscal 2005 due to lower sales of book product. The Company leases certain office, retail and warehouse space from related parties for which the rents have remained relatively unchanged. Management believes the terms of these related party transactions are substantially equivalent to those available from unrelated parties.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

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

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

CONSOLIDATED BALANCE SHEETS

                                                                                                            AS OF
                        (Dollars In thousands, except per share amounts)                             1/29/05     1/31/04
------------------------------------------------------------------------------------------------    ---------   ----------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                                       $  16,559   $    5,348
    Accounts receivable, net of allowance for doubtful accounts of $581 and $545, respectively          6,543        7,271
    Related party receivables                                                                              73          351
    Inventories                                                                                       210,270      211,591
    Prepayments and other                                                                               6,911        5,890
    Deferred income taxes                                                                               1,704        4,450
                                                                                                    ---------   ----------
       Total Current Assets                                                                           242,060      234,901
                                                                                                    ---------   ----------
PROPERTY AND EQUIPMENT:
    Land                                                                                                  628          628
    Buildings                                                                                           6,439        6,130
    Equipment                                                                                          67,942       67,418
    Furniture and fixtures                                                                             44,279       44,815
    Leasehold improvements                                                                             71,323       70,777
    Construction in process                                                                             5,353          193
                                                                                                    ---------   ----------
       Gross Property and Equipment                                                                   195,964      189,961
    Less accumulated depreciation and amortization                                                    140,018      130,069
                                                                                                    ---------   ----------
       Net Property and Equipment                                                                      55,946       59,892
                                                                                                    ---------   ----------
OTHER ASSETS:
    Goodwill                                                                                            1,368        1,368
    Other                                                                                               1,438          237
                                                                                                    ---------   ----------
       Total Other Assets                                                                               2,806        1,605
                                                                                                    ---------   ----------
       TOTAL ASSETS                                                                                 $ 300,812   $  296,398
                                                                                                    =========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable:
       Trade                                                                                        $  97,185   $   87,984
       Related party                                                                                    9,591        8,777
    Accrued expenses                                                                                   38,360       30,191
    Accrued income taxes                                                                                1,542        3,226
                                                                                                    ---------   ----------
       Total Current Liabilities                                                                      146,678      130,178
                                                                                                    ---------   ----------
LONG-TERM DEBT                                                                                          7,500       20,640
DEFERRED INCOME TAXES                                                                                   1,415        1,957
OTHER LONG-TERM LIABILITIES                                                                            10,360       12,622
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
    Preferred stock, $.01 par value; 1,000,000 shares authorized, no shares outstanding                     -            -
    Common stock, $.01 par value; 30,000,000 shares authorized 19,067,960 and 18,465,387
       shares issued at January 29, 2005 and January 31, 2004, respectively                               191          185
    Additional paid-in capital                                                                         74,505       71,799
    Treasury stock at cost (2,792,869 shares at January 29, 2005 and 2,010,050 shares at January      (11,630)      (5,271)
        31, 2004, respectively)
    Deferred compensation                                                                                (481)        (284)
    Accumulated other comprehensive loss, net of tax                                                     (195)        (707)
    Retained earnings                                                                                  72,469       65,279
                                                                                                    ---------   ----------
       Total Stockholders' Equity                                                                     134,859      131,001
                                                                                                    ---------   ----------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                   $ 300,812   $  296,398
                                                                                                    =========   ==========

  The accompanying notes are an integral part of these consolidated statements.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                  FISCAL YEAR ENDED
                                                                                        ---------------------------------------
                       (In thousands, except per share data)                              1/29/05       1/31/04       2/1/03
------------------------------------------------------------------------------------    -----------   -----------   ----------
                                                                                           52 WEEKS      52 weeks     52 weeks
Net sales                                                                               $   475,226   $   458,290   $  436,348
Cost of products sold, including warehouse distribution and store occupancy costs(1)        339,851       330,909      317,020
                                                                                        -----------   -----------   ----------
    GROSS PROFIT                                                                            135,375       127,381      119,328

Operating, selling and administrative expenses                                               99,399        94,155       91,764
Depreciation and amortization                                                                17,792        18,068       18,230
                                                                                        -----------   -----------   ----------
    OPERATING PROFIT                                                                         18,184        15,158        9,334

Interest expense, net                                                                         1,874         2,909        4,171
                                                                                        -----------   -----------   ----------
    INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND CUMULATIVE
       EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                                              16,310        12,249        5,163

Provision for income taxes                                                                    6,035         4,656        1,962
                                                                                        -----------   -----------   ----------
    INCOME FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF CHANGE IN
       ACCOUNTING PRINCIPLE                                                                  10,275         7,593        3,201

Discontinued operations:
Loss from discontinued operations (including impairment charge)                                (121)         (754)      (1,044)
Income tax benefit                                                                               45           287          397
                                                                                        -----------   -----------   ----------
Loss from discontinued operations                                                               (76)         (467)        (647)
                                                                                        -----------   -----------   ----------
    INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                        10,199         7,126        2,554
Cumulative effect of change in accounting principle, net of deferred income tax
    benefit of $736                                                                              --            --       (1,201)
                                                                                        -----------   -----------   ----------
    NET INCOME                                                                          $    10,199   $     7,126   $    1,353
                                                                                        ===========   ===========   ==========

Net income per common share:
    BASIC
       Income from continuing operations before cumulative effect of change in
          accounting principle                                                          $      0.62   $      0.47   $     0.20
       Loss from discontinued operations                                                         --         (0.03)       (0.04)
       Income before cumulative effect of change in accounting principle                       0.62          0.44         0.16
                                                                                        -----------   -----------   ----------
       Cumulative effect of change in accounting principle                                       --            --        (0.08)
       Net income per share                                                             $      0.62   $      0.44   $     0.08
                                                                                        ===========   ===========   ==========
       WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC                                 16,453        16,279       16,190
                                                                                        ===========   ===========   ==========
    DILUTED
       Income from continuing operations before cumulative effect of change in
          accounting principle                                                          $      0.59   $      0.45   $     0.19
       Loss from discontinued operations                                                         --         (0.03)       (0.04)
                                                                                        -----------   -----------   ----------
       Income before cumulative effect of change in accounting principle                       0.59          0.42         0.15
       Cumulative effect of change in accounting principle                                       --            --        (0.07)
                                                                                        -----------   -----------   ----------
       Net income per share                                                             $      0.59   $      0.42   $     0.08
                                                                                        ===========   ===========   ==========
       WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED                               17,178        16,789       16,566
                                                                                        ===========   ===========   ==========

Dividends per share - declared                                                          $      0.23            --           --
                                                                                        ===========   ===========   ==========

(1) Inventory purchases from related parties were $30,059, $30,349 and $30,193, respectively, for the periods presented above.

 The accompanying notes are an integral part of these consolidated statements.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                         ACCUMULATED
                                                                                UNVESTED                   OTHER
                                COMMON STOCK   ADDITIONAL  TREASURY STOCK  RESTRICTED STOCK            COMPREHENSIVE     TOTAL
                              ---------------   PAID-IN    --------------------------------  RETAINED     INCOME      STOCKHOLDERS'
       (In thousands)         SHARES   AMOUNT   CAPITAL    SHARES  AMOUNT    SHARES  AMOUNT  EARNINGS     (LOSS)        EQUITY
----------------------------- ------  -------  ----------  ------  --------  ------  ------  --------  -------------  -------------
BALANCE, FEBRUARY 2, 2002     18,139  $   181  $   70,719   2,010  $ (5,271)                 $ 56,800  $      (1,217) $     121,212

Net income                                                                                      1,353                         1,353
Unrealized loss on
  accounting for derivative
  instruments                                                                                                     (2)            (2)
                                                                                                                      -------------
Subtotal comprehensive income                                                                                                 1,351
                                                                                                                      -------------
Issuance of stock for
  employee stock purchase plan    47        1          85                                                                        86

Exercise of stock options         26                   39                                                                        39
Tax benefit from exercise of
  stock options                                         6                                                                         6
                              ------  -------  ----------  ------  --------  ------  ------  --------  -------------  -------------
BALANCE, FEBRUARY 1, 2003     18,212  $   182  $   70,849   2,010  $ (5,271)                 $ 58,153         (1,219) $     122,694
                              ======  =======  ==========  ======  ========  ======  ======  ========  =============  =============

Net income                                                                                      7,126                         7,126
Unrealized gain on
  accounting for derivative
  instruments, net of tax
  provision of $139                                                                                              228            228
Reclassification of
  unrealized loss related
  to de-designation of cash
  flow hedge, net of tax
  benefit of $174                                                                                                284            284
                                                                                                                      -------------
Subtotal comprehensive income                                                                                                 7,638
                                                                                                                      -------------
Issuance of restricted stock      34                  284                              (284)                                     --
Issuance of stock for
  employee stock purchase plan    42                   83                                                                        83

Exercise of stock options        177        3         442                                                                       445
Tax benefit from exercise of
  stock options                                       141                                                                       141
                              ------  -------  ----------  ------  --------  ------  ------  --------  -------------  -------------
BALANCE, JANUARY 31, 2004     18,465  $   185  $   71,799   2,010  $ (5,271)           (284) $ 65,279           (707) $     131,001
                              ======  =======  ==========  ======  ========  ======  ======  ========  =============  =============

Net income                                                                                     10,199                        10,199
Unrealized gain on
accounting  for
  derivative instruments,
  net of  tax
  provision of $285                                                                                              485            485
Reclassification of
  unrealized loss
  related to de-designation
  of cash flow hedge, net
  of tax benefit of $16                                                                                           27             27
                                                                                                                      -------------
Subtotal comprehensive income                                                                                                10,711
                                                                                                                      -------------
Purchase of treasury stock                                    783    (6,359)                                                 (6,359)

Dividends paid                                                                                 (3,009)                       (3,009)

Issuance of restricted stock      48        1        363                               (364)                                     --
Amortization of deferred
compensation related to
restricted stock                                                                        167                                     167
Issuance of stock for
  employee stock
  purchase plan                   22                  46                                                                         46

Exercise of stock options        533        5      1,354                                                                      1,359
Tax benefit from exercise of
stock options                                         943                                                                       943
                              ------  -------  ----------  ------  --------  ------  ------  --------  -------------  -------------
BALANCE, JANUARY 29, 2005     19,068  $   191  $   74,505   2,793  $(11,630)         $ (481) $ 72,469  $        (195) $     134,859
                              ======  =======  ==========  ======  ========  ======  ======  ========  =============  =============

  The accompanying notes are an integral part of these consolidated statements.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   Fiscal Year Ended
                                                                                          ------------------------------------
                                  (In thousands)                                           1/29/05       1/31/04       2/1/03
-----------------------------------------------------------------------------------       ---------     ---------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                                $  10,199     $   7,126     $  1,353
Adjustments to reconcile net income to net cash provided by operating activities:
    Cumulative effect of change in accounting principle, net of tax                               -             -        1,201
    Depreciation and amortization                                                            17,843        18,325       18,584
    Loss on impairment of assets                                                                356         1,211          382
    Loss on sale of property                                                                   (29)            73          136
    Deferred income tax provision                                                             2,352         1,934          104
    Tax benefit of exercise of stock options                                                    943           141            6
    Reclassification of unrealized loss from de-designation of cash flow hedge                   27           284            -
    Deferred compensation amortization                                                          167             -            -
    (Increase) decrease in assets:
       Accounts receivable                                                                      728           528          241
       Related party receivables                                                                278            86          530
       Inventories                                                                            1,321        12,428      (15,103)
       Prepayments and other                                                                 (1,021)         (510)          59
       Noncurrent assets (excluding amortization)                                              (533)            -            -
    Increase (decrease) in liabilities:
       Accounts payable                                                                       9,201       (11,601)       2,062
       Related party payables                                                                   814          (294)       3,410
       Accrued income taxes                                                                  (1,832)          803         (282)
       Accrued expenses                                                                       6,379         4,144          967
                                                                                          ---------     ---------     --------
          Total adjustments                                                                  36,994        27,552       12,297
                                                                                          ---------     ---------     --------
              Net cash provided by operating activities                                      47,193        34,678       13,650
                                                                                          ---------     ---------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                                        (14,923)      (10,402)     (19,836)
Proceeds from sale of property and equipment                                                     44            39           60
                                                                                          ---------     ---------     --------
              Net cash used in investing activities                                         (14,879)      (10,363)     (19,776)
                                                                                          ---------     ---------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under credit facilities                                                          171,400       192,490      203,378
Repayments under credit facilities                                                         (184,540)     (216,790)    (197,283)
Proceeds from exercise of stock options and issuance of common stock under employee
    stock purchase plan                                                                       1,405           528          125
Purchase of treasury stock                                                                   (6,359)            -            -
Payment of dividends                                                                         (3,009)            -            -
Repayments of other debt                                                                          -          (172)        (329)
                                                                                          ---------     ---------     --------
              Net cash provided by (used in) financing activities                           (21,103)      (23,944)       5,891
                                                                                          ---------     ---------     --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         11,211           371         (235)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                5,348         4,977        5,212
                                                                                          ---------     ---------     --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                  $  16,559     $   5,348     $  4,977
                                                                                          =========     =========     ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
    Interest                                                                              $   2,036     $   3,133     $  4,084
                                                                                          =========     =========     ========
    Income taxes, net of refunds                                                          $   1,650     $   1,694     $  1,388
                                                                                          =========     =========     ========

 The accompanying notes are an integral part of these consolidated statements.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Books-A-Million, Inc. and its subsidiaries (the "Company") are principally engaged in the sale of books, magazines and related items through a chain of retail bookstores. The Company presently operates 206 bookstores in 18 states and the District of Columbia, which are predominantly located in the southeastern United States. The Company also operates a retail Internet website. The Company presently consists of Books-A-Million, Inc. and its two wholly owned subsidiaries, American Wholesale Book Company, Inc. ("American Wholesale") and American Internet Service, Inc ("AIS"). All inter-company balances and transactions have been eliminated in consolidation. For a discussion of the Company business segments, see Note 8.

Fiscal Year

The Company operates on a 52-53 week year, with the fiscal year ending on the Saturday closest to January 31. Fiscal years 2005, 2004 and 2003 were all 52-week periods.

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

Revenue Recognition

The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold and the customer takes delivery. Returns are recognized at the time the merchandise is returned and processed. At each period end, an estimate of sales returns is recorded. Sales return reserves are based on historical returns as a percentage of sales activity. The historical returns percentage is applied to the sales for which returns are projected to be received after period end. The estimated returns percentage and return dollars have not materially changed in the last several years.

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

Effective February 2, 2003, the Company changed from the first-in, first-out
(FIFO) method of accounting for inventories to the last-in, first-out (LIFO) method. Management believes this change was preferable in that it achieves a more appropriate matching of revenues and expenses. The impact of this accounting change was to increase "Costs of Products Sold" in the consolidated statements of operations by $0.4 million and $0.7 million for the fiscal years ended January 29, 2005 and January 31, 2004, respectively. This resulted in an after-tax decrease to net income of $0.3 million or $0.01 per diluted share for fiscal 2005 and an after-tax decrease to net income of $0.4 million or $0.02 per diluted share for fiscal 2004. The cumulative effect of a change in accounting principle from the FIFO method to LIFO method is not determinable. Accordingly, such change has been accounted for

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

prospectively. In addition, pro forma amounts retroactively applying the change cannot be reasonably estimated and have not been disclosed. The cumulative difference between replacement and current cost of inventory over stated LIFO value is $1.1 million as of January 29, 2005 and $0.7 million as of January 31, 2004, whereas the fiscal 2005 and fiscal 2004 inventory before LIFO, at FIFO value is $211.3 million and $212.3 million, respectively. The estimated replacement cost of inventory is the current FIFO value of $211.3 million. The LIFO value did not include any layer liquidation in fiscal 2005 or fiscal 2004.

Physical inventory counts are taken throughout the course of the fiscal period and reconciled to the Company's records. Accruals for inventory shortages are estimated based upon historical shortage results.

Inventories were:

                                       FISCAL YEAR ENDED
                                   --------------------------
                                   JANUARY 29,    January 31,
   (In thousands)                     2005           2004
---------------------              -----------    -----------
Inventories (at FIFO)                211,375        212,251

LIFO reserve                          (1,105)          (660)
                                     -------        -------

Net inventories                      210,270        211,591
                                     =======        =======

Property and Equipment

Property and equipment are recorded at cost. Depreciation on equipment and furniture and fixtures is provided on the straight-line method over the estimated service lives, which range from three to seven years. Depreciation of buildings and amortization of leasehold improvements, including remodels, is provided on the straight-line basis over the lesser of the assets estimated useful lives (ranging from 5 to 40 years) or, if applicable, the periods of the leases. Determination of useful asset life is based on several factors requiring judgment by management and adherence to generally accepted accounting principles for depreciable periods. Judgment used by management in the determination of useful asset life could relate to any of the following factors: expected use of the asset; expected useful life of similar assets; any legal, regulatory, or contractual provisions that may limit the useful life; and other factors that may impair the economic useful life of the asset. Maintenance and repairs are charged to expense as incurred. Improvement costs, which extend the useful life of an asset, are capitalized to property accounts and depreciated over the asset's expected remaining life. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

Impairment of Long-Lived Assets

The Company reviews property and equipment and amortizable intangibles when events or changes in circumstances indicate that their carrying amounts may not be recoverable or their depreciation or amortization periods should be accelerated in accordance with Statement of Financial Accounting Standards
(SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Circumstances that are considered in determining impairment are: decreases in store sales from the prior year, decreases in store sales from the current year budget, annual measurement of individual store pre-tax future cash flows, indications that an asset no longer has an economically useful life, or other factors that would indicate a store cannot be profitable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows at the lowest level of independent cash flows, which is generally at the individual store level. Future events could cause the Company to conclude that impairment indicators exist and those long-lived assets may be impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations. The Company's long-lived assets are principally retail store leasehold improvements, lease-rights intangibles and goodwill. The Company assesses recoverability based upon several factors, including management's intention with respect to its stores and those stores projected undiscounted cash flows. If impairment is indicated, an impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the present value of their projected cash flows. Impairment losses from continuing operations are included in selling, general and administrative costs. For fiscal 2005, 2004 and 2003, impairment losses of $342,000, $983,000 and $241,000, respectively, were recorded in selling, general and administrative costs (also see Note 7 for impairment losses included in discontinued operations). For all years presented, the impairment losses related to the retail trade business segment.

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

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

Loss from Discontinued Operations

The Company periodically closes under-performing stores. The Company believes that a store is a component under Statement of Financial Accounting Standard ("SFAS") No. 144. Therefore, each store closure would result in the reporting of a discontinued operation unless the operations and cash flows from the closed store could be absorbed in some part by surrounding Company stores(s) within the same market area. Management evaluates certain factors in determining whether a closed store's operations could be absorbed by surrounding store(s); the primary factor considered is the distance to the next closest Books-A-Million store. When a closed store results in a discontinued operation, the results of operations of the closed store include store closing costs and any related asset impairments. See Note 7 for discontinued operations disclosures.

Store Opening Costs

Non-capital expenditures incurred in preparation for opening new retail stores are expensed as incurred.

Store Closing Costs

The Company continually evaluates the profitability of its stores. When the Company closes or relocates a store, the Company incurs unrecoverable costs, including net book value of abandoned fixtures and leasehold improvements, lease termination payments, costs to transfer inventory and usable fixtures and other costs of vacating the leased location. Such costs are primarily expensed as incurred and are included in selling, general and administrative costs. During fiscal 2005, 2004 and 2003, the Company recognized store closing costs of $55,000, $219,000 and $22,000, respectively.

Advertising Costs

The costs of advertising are expensed as incurred. Advertising costs, net of applicable vendor reimbursements, are charged to operating, selling and administrative expenses, and totaled $3,207,000, $2,995,000 and $4,204,000 for fiscal years 2005, 2004 and 2003, respectively.

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

Receivables

Receivables represent customer, landlord and other receivables due within one year and are net of any allowance for doubtful accounts. Net receivables were $6,616,000 and $7,622,000 for January 29, 2005 and January 31, 2004,
respectively.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Stockholders' Equity

Basic net income per share ("EPS") is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution, using the treasury stock method, that could occur if stock options granted to employees are exercised and resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS has been computed based on the average number of shares outstanding including the effect of outstanding stock options, if dilutive, in each respective year. A reconciliation of the weighted average shares for basic and diluted EPS is as follows:

                                                               FISCAL YEAR ENDED
                                                         ------------------------------
                 (In thousands)                           1/29/05    1/31/04    2/1/03
-------------------------------------------------        ---------  ---------  --------
Weighted average shares outstanding:
     Basic                                                16,453     16,279     16,190
     Dilutive effect of stock options outstanding            725        510        376
                                                          ------     ------     ------
     Diluted                                              17,178     16,789     16,566
                                                          ======     ======     ======

Weighted options outstanding of 157,000, 801,000 and 1,577,000 for the years ended January 29, 2005, January 31, 2004 and February 1, 2003, respectively, were not included in the table above as they were anti-dilutive in those periods.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

In fiscal 2000, the Board of Directors authorized a common stock repurchase program that approved spending up to $6.0 million to repurchase Company outstanding shares. At January 31, 2003 and February 1, 2002, the Company had repurchased 2,010,000 shares for a cost of $5,271,000. Those shares are held in treasury. This repurchase program was discontinued in March 2004.

In March 2004, the Board of Directors authorized a new common stock repurchase program for up to an additional 1.6 million shares, or 10% of the outstanding stock. At January 29, 2005 the Company had repurchased 783,000 shares for a cost of $6,359,000. These shares are held in treasury as well.

Disclosure of Fair Value of Financial Instruments

Based upon the Company's variable rate debt and the short-term nature of its other financial instruments, the estimated fair values of the Company's financial instruments recognized on the balance sheet at January 29, 2005 and January 31, 2004 approximate their carrying values at those dates.

Stock-Based Compensation

At January 29, 2005 and January 31, 2004, the Company had one stock option plan with outstanding options that is described more fully in Note 5. The Company accounts for the plan under the recognition and measurement principles of Accounting Pronouncements Bulletin (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per common share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 to stock-based employee compensation:

                                                                                                 FISCAL YEAR ENDED
                                                                                        -----------------------------------
                (In thousands, except per share amounts)                                  1/29/05       1/31/04      2/1/03
------------------------------------------------------------------------                  -------       -------      ------
Net income, as reported                                                                 $   10,199     $   7,126     $1,353
Deduct: Total stock-based employee compensation expense determined under
   fair value based method for all awards, net of tax effects                                1,139         1,346      1,299
Pro forma net income                                                                    $    9,060     $   5,780     $   54
Net income per common share:
    Basic - as reported                                                                 $     0.62     $    0.44     $ 0.08
    Basic - pro forma                                                                   $     0.55     $    0.36          -
    Diluted - as reported                                                               $     0.59     $    0.42     $ 0.08
    Diluted - pro forma                                                                 $     0.53     $    0.34          -

The fair value of the options granted under the Company's stock option plan during fiscal 2005, 2004 and 2003 was estimated on their date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: $0.03 per quarter dividend yield for fiscal 2005 only; expected stock price volatility rate of .44, 1.06 and 1.01, respectively; risk free interest rates of 3.45% to 4.31%, 3.87% to 4.90% and 3.63% to 5.10%, respectively; and expected lives of six or ten years.

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivatives and Certain Hedging Activities," and SFAS No.149, "Amendment of SFAS No. 133 on Derivatives and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The adoption of hedge accounting provided for in these statements, on February 4, 2001, resulted in a cumulative after-tax increase to other comprehensive loss, pertaining to years prior to fiscal 2002, of $465,000. At January 29, 2005 and January 31, 2004, liabilities related to derivatives were classified as other long-term liabilities of $543,000 and $1,507,000, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) is net income or loss, plus certain other items that are recorded directly to stockholders' equity. The only such items currently applicable to the Company are the unrealized gains (losses) on the derivative instruments explained in Note 3.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004, "Share-Based Payment.") SFAS No. 123R is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires all share-based payments to employees including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS No. 123R is effective at the beginning of the first annual period beginning after June 15, 2005 (as modified by the SEC on April 14, 2005). Under ABP Opinion No. 25, no stock-based compensation cost had been reflected in the net income of the Company for grants of stock options to employees. Beginning in fiscal 2007, the Company will recognize compensation expense in its financial statements based on the fair value of all share-based payments to employees. The impact of adopting this new accounting standard on the Company's financial position, results of operations or cash flows has not yet been determined.

In November 2004, the Emerging Issues Task Force ("EITF") issued EITF No. 03-13, "Applying the Conditions in Paragraph 42 of FASB No. 144 in Determining Whether to Report Discontinued Operations." EITF No. 03-13 addresses how an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. EITF No. 03-13 is effective with the fiscal year beginning January 30, 2005. The impact of adopting this new guidance on the Company's financial position, results of operations or cash flows has not yet been determined.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46") was issued in January 2003. This interpretation requires consolidation of variable interest entities ("VIE"), also formerly referred to as "special purpose entities," if certain conditions are met. The interpretation applied immediately to VIE's created after January 31, 2003, and to interests obtained in VIE's after January 31, 2003. Beginning after June 15, 2003, the interpretation applied also to VIE's created or interests obtained in VIE's before January 31, 2003. In December 2003, the FASB issued FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities - An Interpretation of ARB 51," (revised December 2003) ("FIN 46R"), which includes significant amendments to previously issued FIN No. 46. Among other provisions, FIN 46R includes revised transition dates for public entities. The Company adopted the provisions of FIN 46R in the first quarter of fiscal 2005. The adoption of this interpretation did not have a material effect on the Company's financial position, results of operations or cash flows.

Prior Year Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. INCOME TAXES

A summary of the components of the income tax provision is as follows (in thousands):

                                      FISCAL YEAR ENDED
                               --------------------------------
                               1/29/05     1/31/04      2/1/03
                               -------     -------      -------
Current:
     Federal                   $ 4,000     $ 2,916      $ 1,566
     State                         102          25           32
                               -------     -------      -------
                               $ 4,102     $ 2,941      $ 1,598
                               -------     -------      -------
Deferred:
     Federal                   $ 1,681     $ 1,558      $   (35)
     State                         207        (131)           2
                               -------     -------      -------
                                 1,888       1,427          (33)
                               -------     -------      -------

Provision for income taxes     $ 5,990     $ 4,368      $ 1,565
                               =======     =======      =======

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

                                                        FISCAL YEAR ENDED
                                                   ---------------------------
                                                   1/29/05   1/31/04    2/1/03
                                                   -------   -------    ------
Federal statutory income tax rate                   35.0%     34.0%       34.0%
State income tax provision                           0.9%      0.2%        1.0%
Nondeductible meals and entertainment expense        0.5%      0.6%        2.7%
Other                                                0.6%      3.2%        0.3%
                                                    ----      ----        ----
Effective income tax rate                           37.0%     38.0%       38.0%
                                                    ====      ====        ====

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

Temporary differences (in thousands) which created deferred tax assets (liabilities) at January 29, 2005 and January 31, 2004, are as follows:

                                               AS OF 1/29/05            As of 1/31/04
                                           ----------------------    ---------------------
                                           CURRENT     NONCURRENT    Current    Noncurrent
                                           -------     ----------    -------    ----------
Depreciation                               $     -      $(5,429)     $     -     $(6,589)
Accruals                                     1,422        3,300        3,174       3,916
Interest rate swap                             123            -          434           -
Inventory                                      (85)           -          639           -
State net operating loss carryforwards           -          903            -         831
Other                                          244         (189)         203        (115)
                                           -------      -------      -------     -------
Deferred tax asset (liability)             $ 1,704      $(1,415)     $ 4,450     $(1,957)
                                           =======      =======      =======     =======

At January 29, 2005, the Company had state net operating loss carryforwards of approximately $13,686,000 that expire beginning in 2006 through 2024.

No valuation allowance for net deferred income tax assets is deemed necessary, as the realization of recorded deferred tax assets is considered more likely than not.

3. DEBT AND LINES OF CREDIT

In fiscal 2005, the Company negotiated an extension of its current credit facility for two years to July 2007. The facility allows for unsecured borrowings up to $100 million for which no principal payments are due until the facility expires in July 2007. Interest on borrowing is determined based upon applicable LIBOR rates and the Company's rate spread, which varies depending on the maintenance of certain covenants. The credit facility has certain financial and non-financial covenants. The most restrictive financial covenant is the maintenance of a minimum fixed charge coverage ratio. As of January 29, 2005 the Company had a zero balance and as of January 31, 2004, $13.1 million was outstanding under this credit facility. The maximum and average outstanding balances during fiscal 2005 were $34.4 million and $21.6 million, respectively.

The Company is subject to interest rate fluctuations involving its credit facility. To manage this exposure, the Company is subject to interest rate swaps to fix the interest rate on variable debt. The Company entered into two separate $10.0 million swaps on July 24, 2002. Both expire in August 2005 and, prior to the payoff of the debt, effectively fix the interest rate on $20.0 million of variable debt at 5.13%. The counter parties to the interest rate swaps are two of the Company's primary banks. The Company believes the credit and liquidity risk of the counter parties failing to meet their obligation is remote as the Company settles its interest position with the banks on a quarterly basis.

During fiscal 1996 and fiscal 1995, the Company acquired and constructed certain warehouse and distribution facilities with the proceeds of loans made pursuant to an industrial development revenue bond (the "Bond"), which are secured by a mortgage interest in these facilities. As of January 29, 2005 and January 31, 2004, there was $7.5 million of borrowings outstanding under these arrangements, which bear interest at variable rates. The net book value of the collateral property securing the Bond was $5,383,000 as of January 29, 2005. The Bond has a maturity date of December 1, 2019, with a purchase provision obligating the Company to repurchase the Bond on May 30, 2006, unless extended by the bondholder. Such an extension may be renewed annually by the bondholder, at the Company's request, to a date no more than five years from the renewal date. The Company maintains a $7.5 million interest rate swap that effectively fixes the interest rate on the Bond at 7.98%. The swap was entered into in May 1996 and has a term of ten years.

The Company's hedges are designated as cash flow hedges because they are interest rate swaps that convert variable payments to fixed payments. Cash flow hedges protect against the variability in future cash outflows of current or forecasted debt and related interest expense. The changes in the fair value of these hedges are reported on the balance sheet with a corresponding adjustment to accumulated other comprehensive income (loss) or in earnings, depending on the type of hedging relationship. Over time, the amounts held in accumulated other comprehensive income (loss) will be reclassified to earnings if the hedge transaction becomes ineffective.

The Company's interest rate swaps were reported as a liability classified in other long-term liabilities in the accompanying consolidating balance sheets at their fair value of $543,000 and $1.5 million as of January 29, 2005 and January 31, 2004, respectively. For the fiscal years ending January 29, 2005, January 31, 2004, and February 1, 2003, adjustments of $485,000, $228,000, and $(2,000)
were recorded as unrealized gains (losses) in accumulated other comprehensive income (loss), after tax. During the fourth quarter of fiscal 2005, one interest rate swap no longer qualified for hedge accounting under SFAS No. 133. Therefore, the Company de-designated the hedge resulting in an expense of $27,000. Previously, in the fourth quarter of fiscal 2004, the other $10 million interest rate swap no longer qualified for hedge accounting under SFAS No. 133 and the Company de-designated that hedge resulting in an expense of $284,000.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

4. LEASES

The Company leases the premises for its retail bookstores under operating leases, which expire in various years through the year 2015. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance, and insurance). In addition to fixed minimum rentals, some of the Company's leases require contingent rentals based on a percentage of sales.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of January 29, 2005 are as follows (in thousands):

                   FUTURE MINIMUM
 FISCAL YEAR           RENT
-------------      --------------
2006                 $ 27,521
2007                   21,853
2008                   18,133
2009                   13,468
2010                    8,461
Subsequent years       17,249
                     --------
Total                $106,685
                     ========

Rental expense for all operating leases consisted of the following (in thousands):

                              FISCAL YEAR ENDED
                       -------------------------------
                       1/29/05     1/31/04     2/1/03
                       -------     -------     ------
Minimum rentals        $28,332     $28,194     $27,982
Contingent rentals         466         684         552
                       -------     -------     -------
Total                  $28,798     $28,878     $28,534
                       =======     =======     =======

5. EMPLOYEE BENEFIT PLANS

401(k) Profit-Sharing Plan

The Company and its subsidiaries maintain a 401(k) plan covering all employees who have completed 6 months of service and who are at least 21 years of age, and permit participants to contribute from 2% to 15% of compensation to the plan. Company matching and supplemental contributions are made at management's discretion. The expense under this plan was $675,000, $467,000 and $437,000 in fiscal 2005, 2004 and 2003, respectively.

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

                                                                       FISCAL YEAR ENDED
                                                    ----------------------------------------------------------------
                                                    JANUARY 29, 2005        January 31, 2004       February 1, 2003
                                                    ----------------        ----------------       -----------------
                                                                WEIGHTED               Weighted             Weighted
                                                                AVERAGE                Average               Average
                                                                EXERCISE               Exercise             Exercise
                                                   SHARES        PRICE    Shares        Price      Shares     Price
                                                   ------        -----    ------        -----      ------     -----
Outstanding at beginning of year                    2,296      $    5.22   2,576      $   4.90      2,469   $   5.30
Granted                                                35           8.64     266          6.45        386       2.41
Exercised                                            (533)          2.54    (177)         2.51        (26)      1.74
Forfeited                                            (292)         10.65    (369)         5.24       (253)      5.30
                                                    -----      ---------   -----      --------     ------   --------
Outstanding at end of year                          1,506      $    5.19   2,296      $   5.22      2,576   $   4.90
                                                    -----      ---------   -----      --------     ------   --------
Exercisable at end of year                            949      $    5.71   1,525      $   5.52      1,468   $   5.60
                                                    -----      ---------   -----      --------     ------   --------
Weighted average fair value of options granted                 $    8.64              $   5.87              $   2.20
                                                    =====      =========   =====      ========     ======   ========

During fiscal years 2005, 2004 and 2003, the Company recognized tax benefits related to the exercise of stock options in the amount of $943,000, $141,000 and $6,000, respectively. The tax benefits were credited to paid-in capital in the respective years.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

The following table summarizes information about stock options outstanding at January 29, 2005 (shares in thousands):

                                Options Outstanding                         Options Exercisable
                  ------------------------------------------------   --------------------------------
                                      Weighted
                      Number          Average                            Number
                  Outstanding at     Remaining         Weighted      Exercisable at       Weighted
  Range of          January 29,     Contractual        Average         January 29,        Average
Exercise Price        2005         Life (Years)     Exercise Price        2005         Exercise Price
--------------        ----         ------------     --------------        ----         --------------
$1.38 - $ 2.37         456             7.06            $   2.07           246            $   1.82
$2.39 - $ 7.69         869             5.12            $   5.95           525            $   6.29
$7.90 - $11.13         181             1.99            $   9.37           178            $   9.39
                     -----                                                ---
    Totals           1,506             5.33            $   5.19           949            $   5.71
                     =====             ====            ========           ===            ========

The Company also maintains separate option plans for its subsidiaries. A total of 40,000 shares of common stock are authorized under these plans and all 40,000 shares were available for issuance as of January 29, 2005.

Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan under which 400,000 shares of the Company's common stock are reserved for purchase by employees at 85% of the fair market value of the common stock at the lower of the market value for the Company's stock as of the beginning of the fiscal year or the end of the fiscal year. Of the total reserved shares, 245,870 shares have been purchased as of January 29, 2005.

Executive Incentive Plan

The Company maintains an Executive Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for awards to certain executive officers of both cash and shares of restricted stock. Issuance of awards under the Incentive Plan is based on the Company achieving pre-established performance goals during a three consecutive fiscal year performance period. Awards issued under the Incentive Plan vest based on the grantee's employment at the end of a three year restriction period which commences at the end of the performance period for which the awards were issued. Awards under the Incentive Plan are expensed ratably over the period from the date that the issuance of such awards becomes probable through the end of the restriction period. Awards granted under the Incentive Plan for the three year performance periods ended January 29, 2005 and January 31, 2004 totaled $364,000 and $284,000 respectively. No awards were issued under the Incentive Plan for the three year performance period ended February 1, 2003.

6. RELATED PARTY TRANSACTIONS

Certain stockholders and directors (including certain officers) of the Company have controlling ownership interests in other entities with which the Company conducts business. Transactions between the Company and these various other entities ("related parties") are summarized in the following paragraphs:

The Company purchases a substantial portion of its magazines as well as certain of their seasonal music and newspapers from Anderson Media Corporation ("Anderson Media"), an affiliate through common ownership. During fiscal 2005, 2004 and 2003, purchases of these items from Anderson Media totaled $27,341,000, $28,160,000 and $27,736,000, respectively. The Company purchases certain of its collectibles, gifts and books from Anderson Press, Inc. ("Anderson Press"), an affiliate through common ownership. During fiscal 2005, 2004 and 2003, such purchases from Anderson Press totaled $1,122,000, $853,000 and $1,153,000, respectively. The Company purchases certain of its greeting cards and gift products from C.R. Gibson, Inc., an affiliate through common ownership. The purchases of these items in fiscal 2005, 2004, and 2003 were $371,000, $265,000 and $460,000, respectively. The Company purchases certain magazine subscriptions from Magazines.com, an affiliate through common ownership. During fiscal 2005, 2004, and 2003, purchases of these items were $78,000, $89,000 and $59,000, respectively. The Company purchases content for publication from Publication Marketing Corporation, an affiliate through common ownership. During fiscal 2005, 2004, and 2003, purchases of these items were $72,000, $72,000 and $56,000, respectively. The Company utilizes import sourcing and consolidation services from Anco Far East Importers, LTD ("Anco Far East"), an affiliate through common ownership. The total paid to Anco Far East was $1,075,000, $910,000 and $729,000 for fiscal 2005, 2004, and 2003, respectively. These amounts paid to Anco Far East primarily included the actual cost of the product, as well as duty, freight, and fees for sourcing and consolidation services. All other costs other than the sourcing and consolidation service fees were passed through from other vendors. Anco Far East fees, net of the passed-through costs, were $75,000, $77,000 and $73,000, respectively.

The Company sold books to Anderson Media in the amounts of $115,000, $383,000 and $58,000 in fiscal 2005, 2004 and 2003, respectively. During fiscal 2005, 2004 and 2003, the Company provided $296,000, $226,000 and $131,000, respectively, of internet services to Magazines.com. The Company provided internet services to American Promotional Events of $68,000, $50,000 and $55,000 in fiscal 2005, 2004 and 2003, respectively.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

The Company leases its principal executive offices from a trust, which was established for the benefit of the grandchildren of Mr. Charles C. Anderson, a former member of the Board of Directors. The lease extends to January 31, 2006. During fiscal 2005, 2004 and 2003, the Company paid rent of $137,000 in each year to the trust under this lease. Anderson & Anderson LLC ("A&A"), which is an affiliate through common ownership, also leases three buildings to the Company. During fiscal 2005, 2004 and 2003, the Company paid A&A a total of $441,000, $446,000 and $455,000, respectively, in connection with such leases. Total minimum future rental payments under all four of these leases are $137,000 at January 29, 2005. The Company subleases certain property to Hibbett Sporting Goods, Inc. ("Hibbett"), a sporting goods retailer in the southeastern United States. The Company's Executive Chairman, Clyde B. Anderson, is a member of Hibbett's board of directors. During fiscal 2005, 2004 and 2003, the Company received $191,000, $191,000 and $161,000, respectively, in rent payments from Hibbett.

The Company incurred expenses related to professional services from A&A and Charles C. Anderson, a former member of the Board of Directors, which amounted to $22,000 in fiscal 2005, $0 in fiscal 2004 and $144,000 in fiscal 2003. The Company shares ownership of a plane, which the Company uses in the operations of its business, with an affiliated company. The Company rents the plane to affiliated companies at rates that cover all the variable costs and a portion of the fixed costs. The total amounts received from affiliated companies for use of the plane in fiscal 2005, 2004 and 2003 were $110,000, $270,000 and $269,000, respectively. The Company also occasionally rents a plane from A&A as well. The amounts paid to A&A for plane rental were $92,000, $44,000 and $48,000 for fiscal 2005, 2004 and 2003, respectively.

7. LOSS FROM DISCONTINUED OPERATIONS

Discontinued operations represent the fiscal 2005 closure of two retail stores in markets located in Florida and Mississippi and the fiscal 2004 closure of four retail stores in markets located in Georgia (two stores), Louisiana and North Carolina where the Company does not expect another of its existing stores to absorb the closed store customers. These stores had sales of $1,376,000, $4,326,000 and $6,312,000 and pretax operating losses of $121,000, $754,000 and
$1,044,000 for fiscal 2005, 2004 and 2003, respectively. Included in the loss on discontinued operations are impairment losses of $14,000, $228,000 and $141,000 for fiscal 2005, 2004 and 2003, respectively. Also, included in the loss on discontinued operations are store closing costs of $50,000, $64,000, and $178,000 for fiscal 2005 2004 and 2003, respectively.

8. BUSINESS SEGMENTS

The Company has two reportable segments: retail trade and electronic commerce trade. The retail trade segment is a strategic business segment that is engaged in the retail trade of mostly book merchandise and includes the Company's distribution center operations, which predominantly supplies merchandise to the Company's retail stores. The electronic commerce trade segment is a strategic business segment that transacts business over the Internet and is managed separately due to divergent technology and marketing requirements. The Company evaluates performance of the segments based on profit and loss from operations before interest and income taxes. Certain intersegment cost allocations have been made based upon consolidated and segment revenues. Shipping income related to internet sales is included in net sales, and shipping expense is included in cost of sales.

                                                            FISCAL YEAR ENDED
                                                  ---------------------------------------
    Segment information (in thousands)             1/29/05        1/31/04        2/1/03
------------------------------------------         -------        -------        ------
Net Sales
    Retail Trade                                  $ 466,859      $ 452,131      $ 430,998
    Electronic Commerce Trade                        26,656         25,451         23,277
    Intersegment Sales Elimination                  (18,289)       (19,292)       (17,927)
                                                  ---------      ---------      ---------
       Net Sales                                  $ 475,226      $ 458,290      $ 436,348

Operating Profit
    Retail Trade                                  $  17,000      $  14,284      $   8,836
    Electronic Commerce Trade                           909            332           (490)
    Intersegment Elimination of Certain Costs           275            542            988
                                                  ---------      ---------      ---------
       Total Operating Profit                     $  18,184      $  15,158      $   9,334
                                                  =========      =========      =========

Assets
    Retail Trade                                  $ 299,703      $ 295,437
    Electronic Commerce Trade                         1,372          1,527
    Intersegment Sales Elimination                     (263)          (566)
                                                  ---------      ---------
       Total Assets                               $ 300,812      $ 296,398
                                                  =========      =========

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

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

The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company's balance sheet at January 29, 2005, as such liabilities are considered de minimis.

10. UNUSUAL EVENTS

The Company experienced a loss of sales resulting from temporary closings of approximately 35 stores for periods ranging from two to seven days, as well as significant property damage to three stores, due to the cumulative effects of Hurricanes Charley, Francis, and Ivan. The Company is insured for property damage and business interruption, but was liable for the deductible amounts under the insurance coverage. Management also decided not to reopen the store located in Stuart, Florida, see Note 7, of Notes to the Consolidated Financial Statements, Loss from Discontinued Operations.

11. CASH DIVIDEND

On March 15, 2005, the Board of Directors declared a quarterly dividend of $0.05 per share to be paid on April 12, 2005, to stockholders of record at the close of business on March 29, 2005. The Company will pay quarterly dividends in the future, subject to Board approval.

12. GOODWILL

In accordance with SFAS No. 142, the Company evaluates existing goodwill for impairment by applying the fair-value-based test on an annual basis. Management has determined that the current value of goodwill on the balance sheet ($1,368,000) is not impaired and has thus not recognized a loss relating to goodwill impairment.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
BOOKS-A-MILLION, INC.
BIRMINGHAM, ALABAMA

We have audited the accompanying consolidated balance sheets of Books-A-Million, Inc. and subsidiaries (the "Company") as of January 29, 2005 and January 31, 2004 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 29, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Books-A-Million, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 29, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the Consolidated Financial Statements, effective February 1, 2002, the Company changed its method of accounting for vendor allowances and effective February 2, 2003, the Company changed its method of accounting for inventories.

DELOITTE & TOUCHE LLP

Birmingham, Alabama
April 25, 2005

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

                                                               FISCAL YEAR ENDED JANUARY 29, 2005
                                              ------------------------------------------------------------------
                                                FIRST         SECOND        THIRD         FOURTH        TOTAL
(In thousands, except per share amounts)       QUARTER       QUARTER       QUARTER        QUARTER        YEAR
----------------------------------------       -------       -------       -------        -------        ----
Net sales                                     $ 108,024     $ 113,614     $ 104,190      $ 149,398     $ 475,226
Gross profit                                     30,209        31,045        27,846         46,275       135,375
Operating profit (loss)                           2,493         2,084        (1,318)        14,925        18,184
Net income (loss)                                 1,228           989        (1,172)         9,154        10,199
Net income (loss) per share - basic                0.07          0.06         (0.07)          0.56          0.62
Net income (loss) per share - diluted (1)          0.07          0.06         (0.07)          0.54          0.59

                                                            Fiscal Year Ended January 31, 2004
                                          -------------------------------------------------------------------
                                            First         Second         Third         Fourth        Total
(In thousands, except per share amounts)   Quarter        Quarter       Quarter        Quarter        Year
----------------------------------------   -------        -------       -------        -------        ----
Net sales                                 $  98,064      $ 112,654     $ 102,347      $ 145,225     $ 458,290
Gross profit                                 25,419         31,305        26,924         43,733       127,381
Operating profit (loss)                        (660)         3,246          (231)        12,803        15,158
Net income (loss)                            (1,052)         1,347          (776)         7,607         7,126
Net income (loss) per share - basic           (0.06)          0.09         (0.05)          0.46          0.44
Net income (loss) per share - diluted         (0.06)          0.09         (0.05)          0.44          0.42

(1) The sum of quarterly per share amounts are different from the annual per share amounts because of differences in the weighted average number of common and common equivalent shares used in the quarterly and annual computations.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

DIRECTORS AND CORPORATE OFFICERS

BOARD OF DIRECTORS                        CORPORATE OFFICERS

CLYDE B. ANDERSON                         CLYDE B. ANDERSON
Executive Chairman of the Board           Executive Chairman of the Board

TERRY C. ANDERSON                         SANDRA B. COCHRAN
Chief Executive Officer and President,    President, Chief Executive Officer
American Promotional Events, Inc.           and Secretary

                                          TERRANCE G. FINLEY
RONALD G. BRUNO                           Executive Vice President of
President,                                  Books-A-Million, Inc. and President,
Bruno Capital Management Corporation        American Internet Service, Inc.

                                          RICHARD S. WALLINGTON
DR. J. BARRY MASON                        Chief Financial Officer
Dean, Culverhouse College of Commerce
The University of Alabama

WILLIAM H. ROGERS, JR.
Executive Vice President,
SunTrust Banks, Inc.

                                                                 BOOKS-A-MILLION
                                                              2005 Annual Report

CORPORATE  INFORMATION

CORPORATE OFFICE
Books-A-Million, Inc.
402 Industrial Lane
Birmingham, Alabama 35211
(205) 942-3737

TRANSFER AGENT
Wells Fargo Shareowner Services
(800) 468-9716

      STOCKHOLDER INQUIRIES ADDRESS:

      161 North Concord Exchange
      South St. Paul, Minnesota 55075
      E-Mail address: stocktransfer@wellsfargo.com
      Wells Fargo Stock Transfer
      Website: www.wellsfargo.com/com/shareowner_services/index

      CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:

      Shareowner Services
      Post Office Box 64854
      St Paul, Minnesota 55164-0854
      Fax: (651) 450-4033

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
Birmingham, Alabama

FORM 10-K AND INVESTOR CONTACT

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2005, as filed with the Securities and Exchange Commission, as well as key committee charters and code of conduct, are available without charge to stockholders upon written request. Such requests and other investor inquiries should be directed to Richard S. Wallington, the Company's Chief Financial Officer, or you can view those items at www.booksamillioninc.com.

MARKET AND DIVIDEND INFORMATION

COMMON STOCK

The Common Stock of Books-A-Million, Inc., is traded in the Nasdaq National Market under the symbol BAMM. The chart below sets forth the high and low stock prices for each quarter of the fiscal years ending January 29, 2005 and January 31, 2004.

                                             DIVIDENDS
QUARTER ENDED      HIGH          LOW         DECLARED
-------------      ----          ---         --------
JANUARY 2005     $   10.29     $   8.02     $   0.05
OCTOBER 2004          8.52         6.18         0.03
JULY 2004             7.74         5.15         0.15
APRIL 2004            6.49         5.11         0.00
January 2004          7.02         4.41         0.00
October 2003          5.00         2.80         0.00
July 2003             3.34         2.07         0.00
April 2003            2.45         2.05         0.00

The closing price on April 4, 2005, was $9.10. As of that date Books-A-Million, Inc., had approximately 7,500 stockholders based on the number of individual participants represented by security position listings. Cash dividends were declared and paid for the first time starting with the second quarter of fiscal 2005.

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders will be held on June 1, 2005, at 10:00 a.m. central time, at The Harbert Center, 2019 Fourth Avenue North, Birmingham, Alabama 35203. Stockholders of record as of March 29, 2005, are invited to attend this meeting.

                                 BOOKS-A-MILLION
                               402 INDUSTRIAL LANE
                            BIRMINGHAM, ALABAMA 35211
                            WWW.BOOKSAMILLIONINC.COM