Form 10-K, Exhibit 13
period 2006-01-28
BOOKS A MILLION INC
filed 2006-04-13
CIK 891919

                                                                      EXHIBIT 13

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

COMPANY PROFILE

Books-A-Million is one of the nation's leading book retailers and sells on the Internet at www.booksamillion.com. The Company presently operates more than 200 stores in 19 states and the District of Columbia. The Company operates two distinct store formats, including large superstores operating under the names Books-A-Million and Books & Co. and traditional bookstores operating under the names Books-A-Million, Bookland and Joe Muggs Newsstand.

FIVE-YEAR HIGHLIGHTS

                                                                    FOR THE FISCAL YEAR ENDED:
(In thousands, except per share amounts)              1/28/06     1/29/05   1/31/04(1)   2/1/03(2)    2/2/02
----------------------------------------             ---------   ---------  -----------  ----------  ---------
                                                     52 WEEKS    52 weeks    52 weeks    52 weeks    52 weeks
STATEMENT OF INCOME DATA
Net sales                                            $ 503,751   $ 474,099   $ 457,234   $ 435,339   $ 434,829
Income before cumulative effect of a change
    in accounting principle(2)                          13,067      10,199       7,126       2,554       3,944
Net income                                              13,067      10,199       7,126       1,353       3,944
Earnings per share - diluted,  before cumulative
    effect of a change in accounting principle(2)         0.77        0.59        0.42        0.15        0.23
Earnings per share - diluted                              0.77        0.59        0.42        0.08        0.23
Weighted average shares - diluted                       16,964      17,178      16,789      16,566      16,945
Capital investment                                      11,297      14,923      10,402      19,836      12,688
Dividends per share - declared                            0.23        0.23        0.00        0.00        0.00

BALANCE SHEET DATA
Property and equipment, net                          $  51,001   $  55,946   $  59,892   $  68,912   $  67,941
Total assets                                           311,659     300,812     296,398     319,484     306,083
Long-term debt                                           7,200       7,500      20,640      44,942      38,846
Stockholders' equity                                   145,009     134,859     131,001     122,694     121,212

OTHER DATA
Working capital                                      $ 106,637   $  95,382   $ 104,723   $ 112,810   $ 105,638
Debt to total capital ratio                               0.05        0.05        0.14        0.27        0.24

OPERATIONAL DATA
Total number of stores                                     205         206         202         207         204
Number of superstores                                      173         168         163         163         157
Number of traditional stores                                32          38          39          44          47

(1) Effective February 2, 2003, the Company changed its method of accounting for inventories to the last-in, first-out method, as discussed in Note 1 of the Consolidated Financial Statements.

(2) Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, as discussed in Note 1 of the Consolidated Financial Statements.

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

TO OUR STOCKHOLDERS:

Fiscal year 2006 was one of continued progress for Books-A-Million. We achieved strong comparable store sales results while reducing inventory, improving margins, and strengthening our balance sheet.

Book sales were excellent. Nearly all categories showed increases. Highlights included children's books, the games category, teen reading, entertainment, biography, humor, history, cooking and inspirational books.

Media once again played a key role in driving sales. The release of Harry Potter and The Half Blood Prince was a major media event. Movie tie-ins such as The Chronicles Of Narnia and Harry Potter further drove business in children's books. The Sudoku craze, reinforced by exposure in countless newspapers and magazines, fueled the game book category. Oprah's pick of James Frey's A Million Little Pieces -- and the resulting controversy -- generated tremendous sales in the biography category. Food Network stars Paula Deen and Rachael Ray dominated the cookbook category. Ultimately, it was a great year for books, and our team did a good job planning for and making the most of these media-driven opportunities.

Our non-book departments also performed well. Games and puzzles grew rapidly, benefiting from the Sudoku craze. An initiative in inspirational gifts delivered strong results, as did executive gifts resulting from our increased emphasis on imported gift merchandise. The cafe business is increasingly competitive, but the cold-drink category continues to grow, and an expanded selection of specialty candy saw excellent sales.

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

The positive sales results, combined with improvements in systems and operations, contributed to another year of improving margins, better inventory turn, and reduced debt. We opened seven new stores in 2006 and continued our remodeling program.

As a result of our team's dedicated efforts, we saw net income increase more than 28% and earnings per share improve by more than 30%. We increased our quarterly dividend to $0.08 per share, which is now at an annual rate of $0.32 per share.

We look forward to the new year with a commitment to maintaining our focus on the fundamentals of our business and continued growth. Thank you for your interest and support.

/s/ Clyde B. Anderson                        /s/ Sandra B. Cochran
--------------------------------             -----------------------------------
Clyde B. Anderson                            Sandra B. Cochran
Executive Chairman of the Board              President, Chief Executive Officer
                                               and Secretary
FINANCIAL HIGHLIGHTS

                                                             FISCAL YEAR ENDED
                                                           ---------------------
(In thousands, except per share amounts)                    1/28/06     1/29/05
----------------------------------------                   ---------   ---------
Net sales                                                  $ 503,751   $ 474,099
Operating profit                                              23,037      18,092
Net income                                                    13,067      10,199
Net income per share - diluted                                  0.77        0.59
Dividends per share - declared                                  0.23        0.23

                                                                   AS OF
                                                           ---------------------
(In thousands)                                              1/28/06     1/29/05
---------------------                                      ---------   ---------
Working capital                                            $ 106,637   $  95,382
Total assets                                                 311,659     300,812
Stockholders' equity                                         145,009     134,859

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                         Fiscal Year Ended
(In thousands, except per share data)                                   1/28/06     1/29/05    1/31/04(1)    2/1/03(2)     2/2/02
-------------------------------------                                 ----------  ----------   ----------   ----------   ----------
                                                                      52 WEEKS    52 weeks     52 weeks     52 weeks     52 weeks
STATEMENT OF OPERATIONS DATA:
Net sales                                                             $  503,751  $  474,099   $  457,234   $  435,339   $  434,829
Cost of products sold, including warehouse distribution and store
   occupancy costs                                                       357,166     339,012      330,150      316,257      311,398
                                                                      ----------  ----------   ----------   ----------   ----------
Gross profit                                                             146,585     135,087      127,084      119,082      123,431
Operating, selling and administrative expenses                           109,160      99,207       93,974       91,567       95,254
Gain on insurance recovery                                                 1,248          --           --           --           --
Depreciation and amortization                                             15,636      17,788       18,065       18,229       17,195
                                                                      ----------  ----------   ----------   ----------   ----------
Operating profit                                                          23,037      18,092       15,045        9,286       10,982
Interest expense, net                                                      1,441       1,874        2,909        4,171        4,429
                                                                      ----------  ----------   ----------   ----------   ----------
Income from continuing operations before income taxes and cumulative
   effect of change in accounting principle                               21,596      16,218       12,136        5,115        6,553
Provision for income taxes                                                 8,545       6,001        4,613        1,944        2,489
                                                                      ----------  ----------   ----------   ----------   ----------
Income from continuing operations before cumulative effect of change
   in accounting principle                                                13,051      10,217        7,523        3,171        4,064

Discontinued operations:
   (Loss) income from discontinued operations (including impairment
      charge)                                                                 27         (29)        (641)        (996)        (192)
   Income tax provision (benefit)                                             11         (11)        (244)        (379)         (72)
                                                                      ----------  ----------   ----------   ----------   ----------
   (Loss) income from discontinued operations                                 16         (18)        (397)        (617)        (120)
                                                                      ----------  ----------   ----------   ----------   ----------
Income before cumulative effect of change in accounting principle         13,067      10,199        7,126        2,554        3,944
Cumulative effect of change in accounting principle, net of income
   taxes                                                                      --          --           --       (1,201)          --
                                                                      ----------  ----------   ----------   ----------   ----------
Net income                                                            $   13,067  $   10,199   $    7,126   $    1,353   $    3,944
                                                                      ==========  ==========   ==========   ==========   ==========

Net income per common share:
BASIC:
   Income from continuing operations before cumulative effect of
      change in accounting principle                                  $     0.80  $     0.62   $     0.46   $     0.20   $     0.24
   Loss from discontinued operations                                          --          --        (0.02)       (0.04)          --
                                                                      ----------  ----------   ----------   ----------   ----------
   Income before cumulative effect of change in accounting principle        0.80        0.62         0.44         0.16         0.24
   Cumulative effect of change in accounting principle                        --          --           --        (0.08)          --
                                                                      ----------  ----------   ----------   ----------   ----------
   Net income per share                                               $     0.80  $     0.62   $     0.44   $     0.08   $     0.24
                                                                      ==========  ==========   ==========   ==========   ==========
Weighted average number of shares outstanding - basic                     16,384      16,453       16,279       16,190       16,667
                                                                      ==========  ==========   ==========   ==========   ==========

DILUTED:
   Income from continuing operations before cumulative effect of
      change in accounting principle                                  $     0.77  $     0.59   $     0.45   $     0.19   $     0.24
   Loss from discontinued operations                                          --          --        (0.03)       (0.04)       (0.01)
                                                                      ----------  ----------   ----------   ----------   ----------
   Income before cumulative effect of change in accounting principle        0.77        0.59         0.42         0.15         0.23
   Cumulative effect of change  in accounting principle                       --          --           --        (0.07)          --
                                                                      ----------  ----------   ----------   ----------   ----------
   Net income per share                                               $     0.77  $     0.59   $     0.42   $     0.08   $     0.23
                                                                      ==========  ==========   ==========   ==========   ==========
Weighted average number of shares outstanding - diluted                   16,964      17,178       16,789       16,566       16,945
                                                                      ==========  ==========   ==========   ==========   ==========

Dividends per share - declared                                        $     0.23  $     0.23           --           --           --

Pro forma amounts assuming the change in accounting principle was applied retroactively:(1)
Net income                                                                   N/A         N/A          N/A          N/A   $    3,891
Net income per share - basic                                                 N/A         N/A          N/A          N/A         0.23
Net income per share - diluted                                               N/A         N/A          N/A          N/A         0.23

BALANCE SHEET DATA:
Property and equipment, net                                           $   51,001  $   55,946   $   59,892   $   68,912   $   67,941
Total assets                                                             311,659     300,812      296,398      319,484      306,083
Long-term debt                                                             7,200       7,500       20,640       44,942       38,846
Stockholders' investment                                                 145,009     134,859      131,001      122,694      121,212

OTHER DATA:
Working capital                                                       $  106,637  $   95,382   $  104,723   $  112,810   $  105,638

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

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS

GENERAL

The Company was founded in 1917 and currently operates 205 retail bookstores concentrated primarily in the southeastern United States. Of the 205 stores, 173 are superstores that operate under the names Books-A-Million and Books & Co., and 32 are traditional stores that operate under the Bookland, Books-A-Million and Joe Muggs Newsstand names. In addition to the retail store formats, the Company offers its products over the Internet at www.booksamillion.com and www.joemuggs.com. As of January 28, 2006, the Company employed approximately 5,000 full and part-time employees.

The Company's growth strategy is focused on opening superstores in new and existing market areas, particularly in the Southeast. In addition to opening new stores, management intends to continue its practice of reviewing the profitability trends and prospects of existing stores and closing or relocating under-performing stores. During fiscal 2006, the Company opened seven stores, closed eight stores and relocated three stores. In fiscal 2002, the Company began an extensive remodeling program to bring a consistent look to each store and also to update equipment. Certain stores completed a major remodeling, including new flooring, resetting the fixtures and / or relocating the cafe. Other stores completed a minor remodeling which was limited to resetting fixtures, new signage and paint. The remodeled stores have consistently shown improvement in comparable store sales in the first year after completing their remodel. During fiscal 2006, the Company remodeled 16 stores. Approximately 66% of the Company's stores have been remodeled to date as part of the remodel program.

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

CHANGE IN ACCOUNTANTS

Upon the recommendation of the Audit Committee of the Board of Directors of the Company, Deloitte & Touche LLP ("Deloitte") was dismissed as the Company's independent auditor effective April 29, 2005. Deloitte served as the Company's independent auditor for fiscal years 2003, 2004 and 2005. The reports of Deloitte for those fiscal years did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During those fiscal years and for fiscal year 2006 through April 29, 2005 there were no (A) disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to such disagreements in its reports provided to the Company; and (B) reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

Effective April 29, 2005, the Company's Audit Committee engaged Grant Thornton LLP to audit the Company's financial statements for the fiscal year ending on January 28, 2006. Prior to the engagement of Grant Thornton LLP, neither the Company nor anyone on behalf of the Company had consulted with Grant Thornton LLP during the Company's two most recent fiscal years and for fiscal year 2006 through April 29, 2005 in any matter regarding either: (A) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither was a written report nor oral advice provided to the Company that Grant Thornton LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (B) any matter which was the subject of either a disagreement or a reportable event, as each are defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively.

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

Property and Equipment

Property and equipment are recorded at cost. Depreciation on equipment and furniture and fixtures is provided on the straight-line method over the estimated service lives, which range from three to seven years. Depreciation of buildings and amortization of leasehold improvements, including remodels, is provided on the straight-line basis over the lesser of the assets estimated useful lives (ranging from five to 40 years) or, if applicable, the periods of the leases. Determination of useful asset life is based on several factors requiring judgment by management and adherence to generally accepted accounting principles for depreciable periods. Judgment used by management in the determination of useful asset life could relate to any of the following factors: expected use of the asset; expected useful life of similar assets; any legal, regulatory, or contractual provisions that may limit the useful life; and other factors that may impair the economic useful life of the asset. Maintenance and repairs are charged to expense as incurred. Improvement costs are capitalized to property accounts and depreciated using applicable annual rates. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

Other Long-Lived Assets

The Company's other long-lived assets consist of property and equipment which includes leasehold improvements. At January 28, 2006, the Company had $51.0 million of property and equipment, net of accumulated depreciation, accounting for approximately 16.4% of the Company's total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store's estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store's fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset's carrying value in excess of fair value. Impairment losses totaled $0.2 million, $0.3 million and $1.0 million in fiscal 2006, 2005 and 2004, respectively, and were recorded in selling, general and administrative costs. For all years presented, the impairment losses related to the retail trade business segment.

Goodwill

At January 28, 2006, the Company had $1.4 million of goodwill, accounting for approximately 0.4% of the Company's total assets. SFAS No. 142, "Goodwill and Other Intangible Assets," requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill during the fourth quarter of fiscal 2006 and deemed that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. Changes in market conditions, among other factors, could have a material impact on these estimates.

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

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements, lease termination costs, costs to transfer inventory and usable fixtures, other costs in connection with vacating the leased location, and a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $40,000, $55,000 and $219,000 during fiscal 2006, 2005 and 2004, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Inventories

Inventories are taken throughout the fiscal period. Store inventory counts are performed by an independent inventory service, while warehouse inventory counts are performed internally. All physical inventory counts are reconciled to the Company's records. The Company's accrual for inventory shortages is based upon historical inventory shortage results.

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

The Company utilizes the last-in, first-out (LIFO) method of accounting for inventories. The cumulative difference between replacement and current cost of inventory over stated LIFO value is $1.5 million as of January 28, 2006 and $1.1 million as of January 29, 2005. The estimated replacement cost of inventory is the current FIFO value of $206.3 million.

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

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

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

                                                                                            FISCAL YEAR ENDED
                                                                                       ----------------------------
                                                                                       1/28/06    1/29/05   1/31/04
                                                                                       -------    -------   -------
Net sales                                                                               100.0%     100.0%    100.0%
Gross profit                                                                             29.1%      28.5%     27.8%
Operating, selling, and administrative expenses                                          21.7%      20.9%     20.5%
Gain on insurance recoveries                                                             (0.3%)      0.0%      0.0%
Depreciation and amortization                                                             3.1%       3.8%      4.0%
Operating profit                                                                          4.6%       3.8%      3.3%
Interest expense, net                                                                     0.3%       0.4%      0.6%
Income from continuing operations before income taxes                                     4.3%       3.4%      2.7%
Provision for income taxes                                                                1.7%       1.2%      1.0%
Income from continuing operations                                                         2.6%       2.2%      1.7%
(Gain)/loss from discontinued operations (including impairment charge), net of tax        0.0%       0.0%      0.1%
Net income                                                                                2.6%       2.2%      1.6%

Fiscal 2006 Compared to Fiscal 2005

Consolidated net sales increased $29.7 million, or 6.3%, to $503.8 million in fiscal 2006 from $474.1 million in fiscal 2005. Comparable store sales increased 3.3% when compared to the same 52-week period last year. The increase in comparable store sales was primarily attributable to an increase in book and gift sales. Several categories of book sales showed increases, including children's books, the games category, teen reading, entertainment, biography, humor, history, cooking, and inspirational books. Media played a key role in driving sales. The release of Harry Potter and The Half Blood Prince was a major media event. Movie tie-ins such as The Chronicles Of Narnia and Harry Potter drove business in children's books. The Sudoku craze fueled the game book category. Teen fiction continued to experience dynamic growth, predominately as a result of interest in a wide ranging number of fiction titles. Oprah's pick of James Frey's A Million Little Pieces generated sales in the biography category. Bestselling titles 1776 and The World is Flat drove sales in the history category, and Food Network stars Paula Deen and Rachael Ray dominated the cookbook category.

The gift department also performed well. Games and puzzles grew rapidly, benefiting from the Sudoku craze. An initiative in inspirational gifts delivered strong results, as did executive gifts from our increased emphasis on imported gift merchandise. The cafe business is increasingly competitive, but the cold-drink category continues to grow, and an expanded selection of specialty candy helped improve sales.

The Company opened seven new stores during fiscal 2006 resulting in partial year sales of $9.9 million and closed eight stores during fiscal 2006 with partial year sales of $4.3 million. The stores in Biloxi, Mississippi, and Deerfield Beach, Florida, were temporarily closed due to the hurricanes which decreased sales by $1.4 million for fiscal 2006 versus fiscal 2005.

Net sales for the retail trade segment increased $30.9 million, or 6.6%, to $496.6 million in fiscal 2006 from $465.7 million in fiscal 2005. The increase in comparable store sales was primarily attributable to the increases in book and gift sales described above.

Net sales for the electronic commerce segment increased $0.9 million, or 3.6%, to $27.6 million in fiscal 2006 from $26.7 million in fiscal 2005. This increase was primarily due to growth in business-to-business sales volume during fiscal 2006.

Gross profit, which includes cost of sales, distribution costs and occupancy costs (including rent, common area maintenance,

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

property taxes, utilities and merchant association dues), increased $11.5 million, or 8.5%, to $146.6 million in fiscal 2006 from $135.1 million in fiscal 2005. Gross profit as a percentage of net sales increased to 29.1% in fiscal 2006 from 28.5% in fiscal 2005, partially due to increased sales of proprietary product which has a higher gross profit than regular product. Also, the Company was able to generate higher sales in fiscal 2006 with less promotional discounting.

Operating, selling and administrative expenses increased $10.0 million, or 10.0%, to $109.2 million in fiscal 2006, from $99.2 million in fiscal 2005. Operating, selling and administrative expenses as a percentage of net sales increased to 21.7% in fiscal 2006 from 20.9% in fiscal 2005, primarily due to the impact of costs incurred for Sarbanes-Oxley compliance, costs associated with the NASDAQ de-listing hearing in October 2005 and other corporate expenses

In fiscal 2006, the Company recognized an insurance gain of $754,000, net of taxes, related to insurance recoveries for hurricane damage suffered at three stores in the third quarter of fiscal 2005. The insurance recovery amounts were finalized with the insurance company during fiscal 2006, therefore the gain was recorded in the current fiscal year.

Depreciation and amortization decreased $2.2 million, or 12.1%, to $15.6 million in fiscal 2006 from $17.8 million in fiscal 2005. Depreciation and amortization as a percentage of net sales decreased to 3.1% in fiscal 2006 from 3.8% in fiscal 2005, due to lower capital expenditures in fiscal 2006, as well as the impact of certain assets becoming fully depreciated during the prior year.

Consolidated operating profit was $23.0 million for fiscal 2006 compared to $18.1 million in fiscal 2005. Operating profit for the retail trade segment was $22.4 million in fiscal 2006 versus $16.9 million in fiscal 2005. This increase was partially attributable to increased comparable store sales which resulted in higher gross profit for fiscal 2006. Also, gross profit improved as a percentage of sales due to increased sales of proprietary product which has a higher gross profit, as well as less promotional discounting due to the strong sales environment. These increases were partially offset by higher operating, selling and administrative expenses as a percentage of sales due to the costs incurred for Sarbanes-Oxley compliance, costs associated with the NASDAQ de-listing hearing and other corporate expenses. The operating profit for the electronic commerce segment was $1.0 million compared to $0.9 million in fiscal 2005. The improvement in operating results was due to improved gross margin as a result of increased sales.

Net interest expense decreased $0.5 million, or 23.1%, to $ 1.4 million in fiscal 2006 from $1.9 million in fiscal 2005, primarily due to lower average debt levels during fiscal 2006.

The effective rate for income tax purposes was 39.6% for fiscal 2006 and 37.0% for fiscal 2005. The increase in the effective tax rate was due to a higher state effective tax rate in fiscal 2006.

The Company closed two stores in fiscal 2006 and 2005 in markets where the Company does not expect to retain the closed stores' customers at another store. The financial impact of these closings was reported as discontinued operations in the financial statements, but had a minimal impact on the financial results of the Company.

Fiscal 2005 Compared to Fiscal 2004

Consolidated net sales increased $16.9 million, or 3.7%, to $474.1 million in fiscal 2005 from $457.2 million in fiscal 2004. Comparable store sales increased 2.5% when compared to the same 52-week period of fiscal 2004. The increase in comparable store sales was primarily attributable to an increase in book sales and increase in cafe sales. The book sales increase was due to strong sales performance in categories such as: Fiction, which had broad based strength in many titles; Inspirational, with strong sales of The Purpose Driven Life; Biography, with strong sales of Bill Clinton's My Life; and Humor, which was driven by sales of Jon Stewart's America (The Book) and He's Just Not That Into You. The cafe sales increase was driven by the strong performance in the frappe line of cold drinks. The Company opened six new stores during fiscal 2005 resulting in partial year sales of $3.6 million and closed two stores during fiscal 2005 with partial year sales of $1.0 million. One of the closed stores was located in Stewart, Florida, and was not reopened after substantial damage due to Hurricane Jean. Additional detail is discussed in the footnotes regarding Impairment of Long-Lived Assets, Closed Store Expenses and Discontinued Operations.

Net sales for the retail trade segment increased $14.6 million, or 3.2%, to $465.7 million in fiscal 2005 from $451.1 million in fiscal 2004. The increase in comparable store sales was primarily attributable to an increase in book sales and increase in cafe sales. The book sales increase was due to strong sales performance in categories such as: Fiction, which had broad based strength in many titles; Inspirational, with strong sales of The Purpose Driven Life; Biography, with strong sales of Bill Clinton's My Life; and Humor, which was driven by sales of Jon Stewart's America (The Book) and He's Just Not That Into You. The cafe sales increase was driven by the strong performance in the frappe line of cold drinks. Net sales for the electronic commerce segment increased $1.2 million, or 4.7%, to $26.7 million in fiscal 2005 from $25.5 million in fiscal 2004. This increase was primarily due to growth in business-to-business sales volume during fiscal 2005.

The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company's marketing programs, pricing strategies, store operations and competition.

Gross profit, which includes cost of sales, distribution costs and occupancy costs (including rent, common area maintenance, property taxes, utilities and merchant association dues), increased $8.0 million, or 6.3%, to $135.1 million in fiscal 2005 from $127.1 million in fiscal 2004. Gross profit as a percentage of net sales increased to 28.5% in fiscal 2005 from 27.8% in fiscal 2004,

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

primarily due to less promotional discounting and improved margin due to increased sales of proprietary product.

Operating, selling and administrative expenses increased $5.2 million, or 5.6%, to $99.2 million in fiscal 2005, from $94.0 million in fiscal 2004. Operating, selling and administrative expenses as a percentage of net sales increased to 20.9% in fiscal 2005 from 20.5% in fiscal 2004, partially due to the impact of costs incurred for Sarbanes-Oxley compliance, as well as increased general corporate expenses.

Depreciation and amortization decreased $0.3 million, or 1.5%, to $17.8 million in fiscal 2005 from $18.1 million in fiscal 2004. Depreciation and amortization as a percentage of net sales decreased to 3.8% in fiscal 2005 from 4.0% in fiscal 2004, due to lower capital expenditures in fiscal 2005.

Consolidated operating profit was $18.1 million for fiscal 2005 compared to $15.0 million in fiscal 2004. Operating profit for the retail trade segment was $16.9 million in fiscal 2005 versus $14.2 million in fiscal 2004. This increase was primarily attributable to the higher comparable store sales during fiscal 2005. The operating profit for the electronic commerce segment was $0.9 million compared to $0.3 million in fiscal 2004. The improvement in operating results was due to improved gross margin as a result of increased sales, as well as improved sales mix.

Net interest expense decreased $1.0 million, or 35.6%, to $1.9 million in fiscal 2005 from $2.9 million in fiscal 2004, primarily due to lower average debt levels during fiscal 2005.

The effective rate for income tax purposes was 37.0% for fiscal 2005 and 38.0% for fiscal 2004.

Loss from discontinued operations was $0.0 million in fiscal 2005 compared to $0.6 million in fiscal 2004. The income tax benefit on the loss from discontinued operations was $0.0 million in fiscal 2005 and $0.2 million in fiscal 2004. Loss from discontinued operations, net of tax, was $0.0 million in fiscal 2005 compared to $0.4 million in fiscal 2004. These losses in fiscal 2005 and fiscal 2004 represent the results during those years of two stores that were closed in fiscal 2006, two stores that were closed in fiscal 2005 and four stores that were closed in fiscal 2004 in markets where the Company does not expect to retain the closed stores' customers at another store.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows from operations, including credit terms from vendors, and borrowings under its credit facilities. The Company has an unsecured revolving credit facility under a credit agreement with a syndicate of banks that allows borrowings up to $100.0 million, for which no principal repayments are due until the facility expires in July 2007. Availability under the facility is reduced by outstanding letters of credit issued under this facility. The credit agreement contains certain financial and non-financial covenants, the most restrictive of which is the maintenance of a minimum fixed charge coverage ratio. As of January 28, 2006 and January 29, 2005, there were no outstanding balances under this credit facility and the face amount of letters of credit issued under the facility was $3.0 million and $2.6 million, respectively. The maximum and average outstanding borrowings under the credit facility (excluding the face amount of letters of credit issued thereunder) during fiscal 2006 were $23.7 million and $10.0 million, respectively.

During fiscal 1996 and fiscal 1995, the Company acquired and constructed certain warehouse and distribution facilities with the proceeds of loans made pursuant to an industrial development revenue bond (the "Bond"), which are secured by a mortgage interest in these facilities. As of January 28, 2006 and January 29, 2005, there was $7.2 million and $7.5 million of borrowings outstanding, respectively, under these arrangements, which bear interest at variable rates.

The Company's capital expenditures totaled $11.3 million in fiscal 2006. These expenditures were primarily used for new store openings, renovation and improvements to existing stores, upgrades and expansion of warehouse distribution facilities and investment in management information systems. Management estimates that capital expenditures for fiscal 2007 will be approximately $26.4 million and that such amounts will be used for purposes similar to fiscal 2006. The increase in capital expenditures projected for fiscal 2007 is

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

partially due to more new stores expected to be opened and relocations expected in fiscal 2007 versus fiscal 2006, and partially due to a greater number of the new stores expected to be opened in fiscal 2007 being built entirely by the Company with the Company then being reimbursed by the landlord through allowances treated as a sale/leaseback transaction. Management believes that existing cash balances and net cash from operating activities, together with borrowings under the Company's credit facilities, will be adequate to finance the Company's planned capital expenditures and to meet the Company's working capital requirements for fiscal 2007.

Financial Position

During fiscal 2006, the Company opened seven stores and closed eight stores. Improved inventory management resulted in a decrease in inventory balances to $204.8 million at January 28, 2006, as compared to $210.3 million at January 29, 2005. The improvement in inventory management was driven by enhancements to the inventory replenishment systems which allowed the Company to more effectively manage inventory levels at the individual store level. Net property and equipment decreased due to lower capital expenditures in fiscal 2006. Additionally, cash and cash equivalents increased as of January 28, 2006 compared to January 29, 2005 primarily due to improved earnings, lower inventory balances and lower capital expenditures.

Future Commitments

The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to Books-A-Million, Inc. at January 28, 2006:

                                                             PAYMENTS DUE UNDER CONTRACTUAL OBLIGATIONS
                                             ----------------------------------------------------------------------------
(in thousands)                                 TOTAL     FY 2007    FY 2008   FY 2009    FY 2010    FY 2011    THEREAFTER
--------------                               --------   --------   --------   --------   --------   --------   ----------
Long-term debt - revolving credit facility   $     --   $     --   $     --   $     --   $     --   $     --    $     --
Long-term debt - industrial revenue bond        7,200         --      7,200         --         --         --          --
Operating leases                              138,506     30,916     27,343     22,083     17,028     13,404      27,732
                                             --------   --------   --------   --------   --------   --------    --------
Total of obligations                         $145,706   $ 30,916   $ 34,543   $ 22,083   $ 17,028   $ 13,404    $ 27,732
                                             ========   ========   ========   ========   ========   ========    ========

Guarantees

From time to time, the Company enters into certain types of agreements that require the Company to indemnify parties against third-party claims. Generally, these agreements relate to: (a) agreements with vendors and suppliers, under which the Company may provide customary indemnification to its vendors and suppliers in respect of actions they take at the Company's request or otherwise on its behalf, (b) agreements with vendors who publish books or manufacture merchandise specifically for the Company to indemnify the vendors against trademark and copyright infringement claims concerning the books published or merchandise manufactured on behalf of the Company, (c) real estate leases, under which the Company may agree to indemnify the lessors for claims arising from the Company's use of the property, and (d) agreements with the Company's directors, officers and employees, under which the Company may agree to indemnify such persons for liabilities arising out of their relationship with the Company. The Company has Directors and Officers Liability Insurance, which, subject to the policy's conditions, provides coverage for indemnification amounts payable by the Company with respect to its directors and officers up to specified limits and subject to certain deductibles.

The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company's balance sheet at January 28, 2006 and January 29, 2005, as such liabilities are considered de minimis.

Cash Flows

Operating activities provided cash of $36,713,000, $47,193,000 and $34,678,000 in fiscal 2006, 2005 and 2004, respectively, and included the following effects:

      - Cash provided by inventories was $5,481,000, $1,321,000 and $12,428,000 in fiscal 2006, fiscal 2005 and fiscal 2004, respectively. This was primarily the result of increased sales and improved inventory management during the respective years.

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

      - Cash used by accounts payable (including related party payables) in fiscal 2006 of $5,914,000 was due to lower inventory levels for fiscal 2006 which resulted in lower accounts payable balances. Cash provided by accounts payable (including related party payables) in fiscal 2005 of $10,015,000 was the result of improved accounts payable leveraging with vendors in fiscal 2005. Cash used by accounts payable (including related party payables) in fiscal 2004 of $11,895,000 was due to lower inventory levels for fiscal 2004 which resulted in lower accounts payable balances.

      - Depreciation and amortization expenses were $15,651,000, $17,843,000 and $18,325,000 in fiscal 2006, 2005 and 2004, respectively. The decrease in fiscal 2006 and 2005 was primarily due to certain assets becoming fully depreciated in those years.

      - Cash provided by accrued expenses was $5,519,000, $6,379,000 and $4,144,000 in fiscal 2006, 2005 and 2004, respectively. The increase in fiscal 2006, 2005 and 2004 was primarily due to increases in deferred revenues related to the Company's discount card, deferred rent related to landlord allowances and higher bonus accruals due to the Company's improved earnings performance in fiscal 2006, 2005 and 2004.

Cash used in investing activities in fiscal 2006, 2005 and 2004 reflected a net use of cash of $11,286,000, $14,879,000 and $10,363,000, respectively. Cash was used to fund capital expenditures for new store openings, renovation and improvements to existing stores, warehouse distribution purposes and investments in management information systems.

Financing activities used cash of $4,467,000 in fiscal 2006 primarily to purchase stock ($5,324,000) and for dividend payments ($3,273,000), offset by proceeds from the issuance of stock upon the exercise of stock options ($4,430,000). Financing activities used cash of $21,103,000 in fiscal 2005 primarily to repay debt under the credit facility ($13,140,000), to purchase stock ($6,359,000) and for dividend payments ($3,009,000). Financing activities used cash of $23,944,000 in fiscal 2004 representing a net repayment of debt under the credit facility.

Dividends

The Company paid $3.3 million in dividends in fiscal 2006 and $3.0 million in dividends in fiscal 2005. See the table below for summary of dividends declared each quarter.

                           Dividends Declared
                       Fiscal 2006     Fiscal 2005
                       -----------     ------------
First quarter            $ 0.05               --
Second quarter           $ 0.05           $ 0.15 (1)
Third quarter            $ 0.05           $ 0.03
Fourth quarter           $ 0.08           $ 0.05
                         ------           ------
Annual Total             $ 0.23           $ 0.23
                         ======           ======

(1) In August, 2004 a special one-time dividend of $0.12 per share was declared, as well as the first quarterly dividend of $0.03 per share.

Outlook

For fiscal 2007, the Company currently expects to open approximately eight to ten new stores, relocate or remodel approximately 10 to 15 stores and close approximately two to four stores. Management estimates that capital expenditures for fiscal 2007 will be approximately $26.4 million and that such amounts will be used primarily for new store openings, renovations and improvements to existing stores, warehouse distribution improvements, and investment in management information systems. The increase in capital expenditures versus prior years is partially due to more new stores and relocations projected in fiscal 2007, as well as a greater number of the new stores being built by the Company with the Company then being reimbursed by the landlord through allowances treated as a sale/leaseback transaction.

NEW ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004, "Share-Based Payment.") SFAS No. 123R, "Accounting for Stock-Based Compensation" is a revision of SFAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS No. 123R is effective at the beginning of the first annual period beginning after June 15, 2005 (as modified by the SEC on April 14, 2005). Under APB Opinion No. 25, no stock-based compensation cost had been reflected in the net income of the Company for grants of stock options to employees. No new stock options have been granted to employees since December 2004. Beginning in fiscal 2007, the Company will recognize compensation expense in its financial statements based on the fair value of all share-based payments to employees. The impact of adopting this new accounting standard will be to reduce net income by approximately $400,000, net of taxes, or $0.02 per diluted share in fiscal 2007 for unvested options issued prior to January 28, 2006.

In November, 2004 FASB issued SFAS No. 151, "Inventory Costs," which amends ARB No. 43, Chapter 4 "Inventory Pricing." SFAS No. 151 clarifies the accounting for inventory costs related to abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current period charges regardless of whether they meet the criteria of "so abnormal." SFAS No. 151 is effective with fiscal years beginning after June 15, 2005. The impact of adopting this new accounting standard on the Company's financial position, results of operations or cash flows has not yet been determined.

In December, 2004 FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets", which amends APB Opinion No. 29, "Accounting For Nonmonetary Transactions," to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective in the first fiscal period beginning after June 15, 2005. The adoption of this new accounting standard is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In May, 2005 FASB issued SFAS No. 154 "Accounting Changes and Error Corrections." which replaced APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 changes the requirements for the accounting for, and the reporting of, a change in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 now requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective with fiscal years beginning after December 15, 2005. The impact of adopting this new accounting standard on the Company's financial position, results of operations or cash flows has not yet been determined.

FASB Staff Position No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"), was issued in November, 2005, which amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," and APB Opinion No. 18 " The Equity Method of Accounting for Investments in Common Stock." FSP No. 115-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP No. 115-1 is effective with fiscal periods beginning after December 15, 2005. The impact of adopting this new staff position on the Company's financial position, results of operations or cash flows has not yet been determined.

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

RELATED PARTY ACTIVITIES

As discussed in Note 6 of Notes to Consolidated Financial Statements, the Company conducts business with other entities in which certain officers, directors and principal stockholders of the Company have controlling ownership interests. The most significant related party transactions include inventory purchases from, and sales of merchandise to, related parties. Related party inventory purchases increased by $4.5 million, or 14.7%, to $34.6 million in fiscal 2006 compared to fiscal 2005 purchases of $30.1 million. The increase in related party purchases was primarily due to increased magazine purchases versus fiscal 2005. Related party sales transactions increased in fiscal 2006 to $1.1 million, an increase of $0.6 million as a result of increased book merchandise sales. The Company leases certain office, retail and warehouse space from related parties, for which the rents have remained relatively unchanged. Management believes the terms of these related party transactions are substantially equivalent to those available from unrelated parties.

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

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

CONSOLIDATED BALANCE SHEETS

                                                                                                          AS OF
(Dollars In thousands, except per share amounts)                                                  1/28/06       1/29/05
------------------------------------------------                                                 ----------    ----------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                                                    $   37,519    $   16,559
    Accounts receivable, net of allowance for doubtful accounts of $840 and $581, respectively        9,668         6,543
    Related party receivables                                                                         1,134            73
    Inventories                                                                                     204,789       210,270
    Prepayments and other                                                                             4,340         6,911
    Deferred income taxes                                                                                 -         1,704
                                                                                                 ----------    ----------
       Total Current Assets                                                                         257,450       242,060
                                                                                                 ----------    ----------

PROPERTY AND EQUIPMENT:
    Land                                                                                                628           628
    Buildings                                                                                         6,470         6,439
    Equipment                                                                                        72,594        67,942
    Furniture and fixtures                                                                           48,370        44,279
    Leasehold improvements                                                                           73,404        71,323
    Construction in process                                                                           2,072         5,353
                                                                                                 ----------    ----------
       Gross Property and Equipment                                                                 203,538       195,964
    Less accumulated depreciation and amortization                                                  152,537       140,018
                                                                                                 ----------    ----------
       Net Property and Equipment                                                                    51,001        55,946
                                                                                                 ----------    ----------

DEFERRED INCOME TAXES                                                                                 1,662             -
                                                                                                 ----------    ----------
OTHER ASSETS:
    Goodwill                                                                                          1,368         1,368
    Other                                                                                               178         1,438
                                                                                                 ----------    ----------
       Total Other Assets                                                                             1,546         2,806
                                                                                                 ----------    ----------
       TOTAL ASSETS                                                                              $  311,659    $  300,812
                                                                                                 ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable:
       Trade                                                                                     $   98,171    $   97,185
       Related party                                                                                  2,691         9,591
    Accrued expenses                                                                                 45,459        38,360
    Accrued income taxes                                                                              1,838         1,542
    Deferred income taxes                                                                             2,654             -
                                                                                                 ----------    ----------
       Total Current Liabilities                                                                    150,813       146,678
                                                                                                 ----------    ----------

LONG-TERM DEBT                                                                                        7,200         7,500
                                                                                                 ----------    ----------
DEFERRED INCOME TAXES                                                                                     -         1,415
                                                                                                 ----------    ----------
OTHER LONG-TERM LIABILITIES                                                                           8,637        10,360
                                                                                                 ----------    ----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
    Preferred stock, $.01 par value; 1,000,000 shares authorized, no shares outstanding                   -             -
    Common stock, $.01 par value; 30,000,000 shares authorized 19,764,223 and 19,067,960
       shares issued at January 28, 2006 and January 29, 2005, respectively                             198           191
    Additional paid-in capital                                                                       80,976        74,505
    Treasury stock at cost (3,287,317 shares at January 28, 2006 and 2,792,869 shares at
       January 29, 2005, respectively)                                                              (16,954)      (11,630)
    Deferred compensation                                                                            (1,467)         (481)
    Accumulated other comprehensive loss, net of tax                                                     (7)         (195)
    Retained earnings                                                                                82,263        72,469
                                                                                                 ----------    ----------
       Total Stockholders' Equity                                                                   145,009       134,859
                                                                                                 ----------    ----------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                $  311,659    $  300,812
                                                                                                 ==========    ==========

  The accompanying notes are an integral part of these consolidated statements.

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

CONSOLIDATED STATEMENTS OF INCOME

                                                                                              FISCAL YEAR ENDED
                                                                                     -------------------------------------
(In thousands, except per share data)                                                 1/28/06      1/29/05       1/31/04
-------------------------------------------------------------------------            ----------   ----------    ----------
                                                                                       52 WEEKS     52 weeks      52 weeks

Net sales                                                                            $  503,751   $  474,099    $  457,234
Cost of products sold, including warehouse distribution and store occupancy costs       357,166      339,012       330,150
                                                                                     ----------   ----------    ----------
    GROSS PROFIT                                                                        146,585      135,087       127,084

Operating, selling and administrative expenses                                          109,160       99,207        93,974
Gain on insurance recoveries (note 10)                                                    1,248            -             -
Depreciation and amortization                                                            15,636       17,788        18,065
                                                                                     ----------   ----------    ----------
    OPERATING PROFIT                                                                     23,037       18,092        15,045

Interest expense, net                                                                     1,441        1,874         2,909
                                                                                     ----------   ----------    ----------
    INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                                21,596       16,218        12,136

Provision for income taxes                                                                8,545        6,001         4,613
                                                                                     ----------   ----------    ----------
    INCOME FROM CONTINUING OPERATIONS                                                    13,051       10,217         7,523

Discontinued operations:
(Loss) income from discontinued operations before taxes (including impairment charge)        27          (29)         (641)
Income tax  provision (benefit)                                                              11          (11)         (244)
                                                                                     ----------   ----------    ----------
(Loss) Income from discontinued operations                                                   16          (18)         (397)
                                                                                     ----------   ----------    ----------

    NET INCOME                                                                       $   13,067   $   10,199    $    7,126
                                                                                     ==========   ==========    ==========

Net income per common share:
    BASIC
       Income from continuing operations                                             $      .80   $     0.62    $     0.46
       Loss from discontinued operations                                                     --           --         (0.02)
                                                                                     ----------   ----------    ----------
       Net Income per share                                                                 .80         0.62          0.44
                                                                                     ==========   ==========    ==========
       WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC                             16,384       16,453        16,279
                                                                                     ==========   ==========    ==========

    DILUTED
       Income from continuing operations                                             $     0.77   $     0.59    $     0.45
       Loss from discontinued operations                                                     --           --         (0.03)
                                                                                     ----------   ----------    ----------
       Net Income per share                                                                0.77         0.59          0.42
                                                                                     ==========   ==========    ==========
       WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED                           16,964       17,178        16,789
                                                                                     ==========   ==========    ==========

Dividends per share - declared                                                       $     0.23   $     0.23            --
                                                                                     ==========   ==========    ==========

  The accompanying notes are an integral part of these consolidated statements.

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                       ACCUMULATED
                                         COMMON STOCK  ADDITIONAL  TREASURY STOCK  RESTRICTED             OTHER         TOTAL
                                         -------------  PAID-IN   ----------------   STOCK    RETAINED COMPREHENSIVE STOCKHOLDERS'
(In thousands)                           SHARES AMOUNT  CAPITAL   SHARES  AMOUNT     AMOUNT   EARNINGS INCOME (LOSS)    EQUITY
---------------------------------------- ------ ------  -------   ------ --------- ---------- -------- ------------- -------------
BALANCE, FEBRUARY 1, 2003                18,212 $ 182   $70,849    2,010 $ (5,271)  $     -   $58,153    $(1,219)       $122,694

Net income                                                                                      7,126                      7,126
Unrealized gain on accounting for
  derivative instruments, net of tax
  provision of $139                                                                                          228             228
Reclassification of unrealized loss
  related to de-designation of cash flow
  hedge, net of tax benefit of $174                                                                          284             284
                                                                                                                        --------
Subtotal comprehensive income                                                                                              7,638
                                                                                                                        --------
Issuance of restricted stock                 34             284                        (284)                                  --
Issuance of stock for employee stock
  purchase plan                              42              83                                                               83
Exercise of stock options                   177     3       442                                                              445
Tax benefit from exercise of stock
  options                                                   141                                                              141
                                         ------ -----   -------    ----- --------   -------   -------    -------        --------
BALANCE, JANUARY 31, 2004                18,465 $ 185   $71,799    2,010 $ (5,271)  $  (284)  $65,279    $  (707)       $131,001
                                         ------ -----   -------    ----- --------   -------   -------    -------        --------

Net income                                                                                     10,199                     10,199
Unrealized gain on accounting  for
  derivative instruments, net of  tax
  provision of $285                                                                                          485             485
Reclassification of unrealized loss
  related to de-designation of cash flow
  hedge, net of tax benefit of $16                                                                            27              27
                                                                                                                        --------
Subtotal comprehensive income                                                                                             10,711
                                                                                                                        --------
Purchase of treasury stock, at cost                                  783   (6,359)                                        (6,359)
Dividends paid                                                                                 (3,009)                    (3,009)
Issuance of restricted stock                 48     1       363                        (364)                                  --
Amortization of deferred compensation
  related to restricted stock                                                           167                                  167
Issuance of stock for employee stock
  purchase plan                              22              46                                                               46
Exercise of stock options                   533     5     1,354                                                            1,359
Tax benefit from exercise of
  stock options                                             943                                                              943
                                         ------ -----   -------    ----- --------   -------   -------    -------        --------
BALANCE, JANUARY 29, 2005                19,068 $ 191   $74,505    2,793 $(11,630)  $  (481)  $72,469    $  (195)       $134,859
                                         ------ -----   -------    ----- --------   -------   -------    -------        --------

Net income                                                                                    $13,067                    $13,067
Unrealized gain on accounting for
  derivative instruments, net of  tax
  provision of $89                                                                                           141             141
Reclassification of unrealized loss
  related to de-designation of cash flow
  hedge, net of tax benefit of $30                                                                            47              47
                                                                                                                        --------
Subtotal comprehensive income                                                                                             13,255
                                                                                                                        --------
Purchase of treasury stock, at cost                                  494   (5,324)                                        (5,324)
Dividends paid                                                                                 (3,273)                    (3,273)
Issuance of restricted stock                 43     1     1,433                      (1,434)                                  --
Amortization of deferred compensation
  related to restricted stock                                                           448                                  448
Issuance of stock for employee stock
  purchase plan                              13              84                                                               84

Exercise of stock options                   640     6     4,341                                                            4,347

Tax benefit from exercise of
  stock options                                             613                                                              613
                                         ------ -----   -------    ----- --------   -------   -------    -------        --------

BALANCE, JANUARY 28, 2006                19,764 $ 198   $80,976    3,287 $(16,954)  $(1,467)  $82,263    $    (7)       $145,009
                                         ====== =====   =======    ===== ========   =======   =======    =======        ========

  The accompanying notes are an integral part of these consolidated statements

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  Fiscal Year Ended
                                                                                      --------------------------------------
(In thousands)                                                                         1/28/06       1/29/05       1/31/04
--------------                                                                        ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                            $   13,067    $   10,199    $    7,126
Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                         15,651        17,843        18,325
    Loss on impairment of assets                                                             215           356         1,211
    (Gain) loss on sale of property and equipment                                             (4)          (29)           73
    Deferred income tax provision                                                          1,281         2,352         1,934
    Tax benefit of exercise of stock options                                                 613           943           141
    Reclassification of unrealized loss from de-designation of cash flow hedge                47            27           284
    Deferred compensation amortization                                                       448           167             -
    (Increase) decrease in assets:
       Accounts receivable                                                                (2,673)          728           528
       Related party receivables                                                          (1,061)          278            86
       Inventories                                                                         5,481         1,321        12,428
       Prepayments and other                                                               2,571        (1,021)         (510)
       Noncurrent assets (excluding amortization)                                          1,176          (533)            -
    Increase (decrease) in liabilities:
       Accounts payable                                                                      986         9,201       (11,601)
       Related party payables                                                             (6,900)          814          (294)
       Accrued income taxes                                                                  296        (1,832)          803
       Accrued expenses                                                                    5,519         6,379         4,144
                                                                                      ----------    ----------    ----------
          Total adjustments                                                               23,646        36,994        27,552
                                                                                      ----------    ----------    ----------
              Net cash provided by operating activities                                   36,713        47,193        34,678
                                                                                      ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                                     (11,297)      (14,923)      (10,402)
Proceeds from sale of property and equipment                                                  11            44            39
                                                                                      ----------    ----------    ----------
              Net cash used in investing activities                                      (11,286)      (14,879)      (10,363)
                                                                                      ----------    ----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under credit facilities                                                       189,120       171,400       192,490
Repayments under credit facilities                                                      (189,420)     (184,540)     (216,790)
Proceeds from exercise of stock options and issuance of common stock under employee
    stock purchase plan                                                                    4,430         1,405           528
Purchase of treasury stock                                                                (5,324)       (6,359)            -
Payment of dividends                                                                      (3,273)       (3,009)            -
Repayments of other debt                                                                       -             -          (172)
                                                                                      ----------    ----------    ----------
              Net cash  used in financing activities                                      (4,467)      (21,103)      (23,944)
                                                                                      ----------    ----------    ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                 20,960        11,211           371
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                            16,559         5,348         4,977
                                                                                      ----------    ----------    ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                              $   37,519    $   16,559    $    5,348
                                                                                      ==========    ==========    ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
    Interest                                                                          $    1,607    $    2,036    $    3,133
                                                                                      ==========    ==========    ==========
    Income taxes, net of refunds                                                      $    6,787    $    1,650    $    1,694
                                                                                      ==========    ==========    ==========

  The accompanying notes are an integral part of these consolidated statements.

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Books-A-Million, Inc. and its subsidiaries (the "Company") are principally engaged in the sale of books, magazines and related items through a chain of retail bookstores. The Company presently operates 205 bookstores in 19 states and the District of Columbia, which are predominantly located in the southeastern United States. The Company also operates a retail Internet website. The Company presently consists of Books-A-Million, Inc. and its two wholly owned subsidiaries, American Wholesale Book Company, Inc. ("American Wholesale") and American Internet Service, Inc ("AIS"). All inter-company balances and transactions have been eliminated in consolidation. For a discussion of the Company's business segments, see Note 8.

Fiscal Year

The Company operates on a 52 or 53-week year, with the fiscal year ending on the Saturday closest to January 31. Fiscal years 2006, 2005 and 2004 were all 52-week periods.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from those estimates.

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

The Company currently utilizes the last-in, first-out (LIFO) method of accounting for inventories. The cumulative difference between replacement and current cost of inventory over stated LIFO value is $1.5 million as of January 28, 2006 and $1.1 million as of January 29, 2005. The estimated replacement cost of inventory is the current FIFO value of $206.3 million.

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

Physical inventory counts are taken throughout the course of the fiscal period and reconciled to the Company's records. Accruals for inventory shortages are estimated based upon historical shortage results.

Inventories were:

                             FISCAL YEAR ENDED
                        ---------------------------
                         JANUARY 28,    January 29,
(In thousands)             2006           2005
--------------          ------------   ------------
Inventories (at FIFO)   $   206,314    $   211,375
LIFO reserve                 (1,525)        (1,105)
                        -----------    -----------
Net inventories         $   204,789    $   210,270
                        ===========    ===========

Property and Equipment

Property and equipment are recorded at cost. Depreciation of equipment and furniture and fixtures is provided on the straight-line method over the estimated service lives, which range from three to seven years. Depreciation of buildings and amortization of leasehold improvements, including remodels, is provided on the straight-line basis over the lesser of the assets estimated useful lives (ranging from five to 40 years) or, if applicable, the periods of the leases. Determination of useful asset life is based on several factors requiring judgment by management and adherence to generally accepted accounting principles for depreciable periods. Judgment used by management in the determination of useful asset life could relate to any of the following factors: expected use of the asset; expected useful life of similar assets; any legal, regulatory, or contractual provisions that may limit the useful life; and other factors that may impair the economic useful life of the asset. Maintenance and repairs are charged to expense as incurred. Improvement costs, which extend the useful life of an asset, are capitalized to property accounts and depreciated over the asset's expected remaining life. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

Other Long-Lived Assets

The Company's other long-lived assets consist of property and equipment which includes leasehold improvements. At January 28, 2006, the Company had $51.0 million of property and equipment, net of accumulated depreciation, accounting for approximately 16.4% of the Company's total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store's estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store's fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset's carrying value in excess of fair value. Impairment losses totaled $0.2 million, $0.3 million and $1.0 million in fiscal 2006, 2005 and 2004, respectively, and were recorded in selling, general administrative costs. For all years presented, the impairment losses related to the retail trade business segment.

Goodwill

At January 28, 2006, the Company had $1.4 million of goodwill, accounting for approximately 0.4% of the Company's total assets. SFAS No. 142, "Goodwill and Other Intangible Assets," requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill during the fourth quarter of fiscal 2006 and deemed that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. Changes in market conditions, among other factors, could have a material impact on these estimates.

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

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

Store Opening Costs

Non-capital expenditures incurred in preparation for opening new retail stores are expensed as incurred.

Store Closing Costs

The Company continually evaluates the profitability of its stores. When the Company closes or relocates a store, the Company incurs unrecoverable costs, including net book value of abandoned fixtures and leasehold improvements, lease termination payments, costs to transfer inventory and usable fixtures and other costs of vacating the leased location. Such costs are primarily expensed as incurred and are included in selling, general and administrative costs. During fiscal 2006, 2005 and 2004, the Company recognized store closing costs of $40,000, $55,000 and $219,000, respectively.

In November 2004, the Emerging Issues Task Force ("EITF") issued EITF No. 03-13, "Applying the Conditions in Paragraph 42 of FASB No. 144 in Determining Whether to Report Discontinued Operations." EITF No. 03-13 addresses how an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. EITF No. 03-13 became effective with the fiscal year beginning January 30, 2005. Prior to the effective date of EITF No. 03-13, the Company was already reporting certain closed stores as discontinued operations (see footnote 7). Therefore, adopting this new guidance did not impact the Company's financial position, results of operations or cash flows.

Advertising Costs

The costs of advertising are expensed as incurred. Advertising costs, net of applicable vendor reimbursements, are charged to operating, selling and administrative expenses, and totaled $3,578,000, $3,207,000 and $2,995,000 for fiscal years 2006, 2005 and 2004, respectively.

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

Accounts Receivable and Allowance for Doubtful Accounts

Receivables represent customer, landlord and other receivables due within one year and are net of any allowance for doubtful accounts. Net receivables were $10,802,000 and $6,616,000 for January 28, 2006 and January 29, 2005,
respectively. Trade accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The collectability of trade receivable balances is regularly evaluated based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment patterns. If it is determined that a customer will be unable to fully meet its financial obligation, such as the case of a bankruptcy filing or other material events impacting its business, a specific reserve for doubtful accounts is recorded to reduce the related receivable to the amount expected to be recovered.

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

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

                                                                  FISCAL YEAR ENDED
                                                        -----------------------------------
(In thousands)                                          1/28/06       1/29/05       1/31/04
--------------                                          -------       -------       -------
Weighted average shares outstanding:
     Basic                                               16,384        16,453        16,279
     Dilutive effect of stock options outstanding           580           725           510
                                                         ------        ------        ------
     Diluted                                             16,964        17,178        16,789
                                                         ======        ======        ======

Weighted options outstanding of 94,000, 157,000 and 801,000 for the years ended January 28, 2006, January 29, 2005 and January 31, 2004, respectively, were not included in the table above as they were anti-dilutive in those periods.

The Board of Directors discontinued a stock repurchase program in March of 2004 that was originally authorized in fiscal 2000. This program authorized the expenditure of $6.0 million to repurchase Company outstanding shares. The Company repurchased 2,010,000 shares at a cost of $5,271,000 under this program.

In March 2004, the Board of Directors authorized a new common stock repurchase program for up to an additional 1.6 million shares, or 10% of the outstanding stock. Under this plan, the Company has repurchased 1,221,000 and 783,000 shares at a cost of $10,639,000 and $6,359,000 as of fiscal 2006 and fiscal 2005, respectively.

Additionally, in June 2005 the Company commenced a modified "Dutch Auction" tender offer (the "Tender Offer") to purchase up to 4,000,000 shares of its outstanding common stock at a price per share of not less than $8.75 nor in excess of $10.00 per share, for an aggregate purchase price of up to $40.0 million. Pursuant to the Tender Offer, the Company purchased 56,406 shares of common stock at a purchase price of $10.00 per share, plus expenses for completing the Tender Offer, for a total cost of $1,044,000.

Disclosure of Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the accompanying financial statements at cost, which approximates fair value because of the short-term maturity of these instruments. Investments are reflected in the accompanying financial statements at current market value. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities at January 28, 2006 and January 29, 2005, the Company's debt approximates fair value.

Stock-Based Compensation

On June 1, 2005, the stockholders of the Company approved the adoption of the Books-A-Million, Inc. 2005 Incentive Award Plan. The Company's board of directors had previously approved this plan subject to stockholder approval. An aggregate of 300,000 shares of common stock may be issued pursuant to awards granted under the Plan. On June 29, 2005, the Company granted 77,100 shares of restricted stock to the Company's officers and key employees pursuant to the terms of the Plan. Additionally, the Company granted 3,333 shares of restricted stock to a Director that joined the Company's Board of Directors in August 2005. The compensation expense related to these grants is being expensed over the vesting period for the individual grants. For fiscal 2006, the Company has recorded $224,000 of stock-based compensation expense for the restricted stock grants.

The Company has one stock option plan that provides for the issuance of options to employees and members of the board of directors. Upon the approval of the 2005 Incentive Award Plan by our stockholders at the Company's annual meeting, the Company determined that there will be no additional awards made under the Company's stock option plan. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost for this plan is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per common share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 148 ("SFAS 148") "Accounting for Stock-Based Compensation- Transaction and Disclosure - an Amendment of FASB statement No. 123" to stock-based employee compensation:

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

                                                                                                    FISCAL YEAR ENDED
                                                                                            ---------------------------------
(In thousands, except per share amounts)                                                    1/28/06      1/29/05      1/31/04
----------------------------------------                                                    -------      -------      -------
Net income, as reported                                                                     $13,067      $10,199      $7,126
Deduct: Total stock-based employee compensation expense determined under fair value
    based method for all awards, net of tax effects                                             541        1,139       1,346
Pro forma net income                                                                        $12,526      $ 9,060      $5,780
Net income per common share:
    Basic - as reported                                                                     $  0.80      $  0.62      $ 0.44
    Basic - pro forma                                                                       $  0.76      $  0.55      $ 0.36
    Diluted - as reported                                                                   $  0.77      $  0.59      $ 0.42
    Diluted - pro forma                                                                     $  0.74      $  0.53      $ 0.34

The fair value of the options granted under the Company's stock option plan during fiscal 2005 and 2004 was estimated on their date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: $0.03 per quarter dividend yield for fiscal 2005 only; expected stock price volatility rate of 44% and 106%, respectively; risk free interest rates of 3.45% to 4.31% and 3.87% to 4.90%, respectively; and expected lives of six or ten years. No options were granted in fiscal year 2006. Stock-based compensation expense reflected in the above table for fiscal 2006 relates to the fair value of options granted in prior years that would be expensed over their vesting period.

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivatives and Certain Hedging Activities," and SFAS No.149, "Amendment of SFAS No. 133 on Derivatives and Hedging Activities." SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. At January 28, 2006 and January 29, 2005, liabilities related to derivatives were classified as other long-term liabilities of $61,000 and $543,000, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) is net income or loss, plus certain other items that are recorded directly to stockholders' equity. The only such items currently applicable to the Company are the unrealized gains (losses) on the derivative instruments explained in Note 3.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004, "Share-Based Payment") SFAS No. 123R, "Accounting for Stock-Based Compensation," is a revision of SFAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires all share-based payments to employees including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS No. 123R is effective at the beginning of the first annual period beginning after June 15, 2005. Under ABP Opinion No. 25, no stock-based compensation cost had been reflected in the net income of the Company for grants of stock options to employees. Beginning in fiscal 2007, the Company will recognize compensation expense in its financial statements based on the fair value of all share-based payments to employees. The impact of adopting this new accounting standard will be to reduce net income by approximately $400,000, net of taxes, or $0.02 per diluted shares in fiscal 2007.

In November 2004 FASB issued SFAS No. 151 , "Inventory Costs," which amends ARB No. 43, Chapter 4 "Inventory Pricing." SFAS No. 151 clarifies the accounting for inventory costs related to abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current period charges regardless of whether they meet the criteria of "so abnormal." SFAS No. 151 is effective with fiscal years beginning after June 15, 2005. The impact of adopting this new accounting standard on the Company's financial position, results of operations or cash flows has not yet been determined.

In December 2004 FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," which amends APB Opinion No. 29, "Accounting For Nonmonetary Transactions," to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective in the first fiscal period beginning after June 15, 2005. The adoption of this new accounting standard is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In May 2005 FASB issued SFAS No. 154 "Accounting Changes and Error Corrections. which replaced APB Opinion No. 20 "Accounting Changes" and SFAS No. 3 "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 changes the requirements for the accounting for, and the reporting of, a change in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 now requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective with fiscal years beginning after December 15, 2005. The impact of adopting this new accounting standard on the Company's financial position, results of operations or cash flows has not yet been determined.

FASB Staff Position No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"), was issued in November, 2005, which amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," and APB Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock." FSP No. 115-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP No. 115-1 is effective with fiscal periods beginning after December 15, 2005. The impact of adopting this new staff position on the Company's financial position, results of operations or cash flows has not yet been determined.


Prior Year Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

2.   INCOME TAXES

A summary of the components of the income tax provision is as follows (in thousands):

                                   FISCAL YEAR ENDED
                             ------------------------------
                             1/28/06    1/29/05    1/31/04
                             --------   --------   --------
Current:
     Federal                 $  6,495   $  4,000   $  2,916
     State                        899        102         25
                             --------   --------   --------
                             $  7,394   $  4,102   $  2,941
                             --------   --------   --------
Deferred:
     Federal                 $  1,000   $  1,681   $  1,558
     State                        162        207       (131)
                             --------   --------   --------
                                1,162      1,888      1,427
                             --------   --------   --------

Provision for income taxes   $  8,556   $  5,990   $  4,368
                             ========   ========   ========

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

                                                       FISCAL YEAR ENDED
                                                   ---------------------------
                                                   1/28/06   1/29/05   1/31/04
                                                   -------   -------   -------
Federal statutory income tax rate                   35.0%     35.0%     34.0%
State income tax provision                           3.5%      0.9%      0.2%
Nondeductible meals and entertainment expense        0.3%      0.5%      0.6%
Other                                                0.8%      0.6%      3.2%
                                                    ----      ----      ----
Effective income tax rate                           39.6%     37.0%     38.0%
                                                    ====      ====      ====

Temporary differences (in thousands) which created deferred tax assets (liabilities) at January 28, 2006 and January 29, 2005, are as follows:

                                               AS OF 1/28/06                As of 1/29/05
                                            -----------------------     ------------------------
                                            CURRENT      NONCURRENT     Current       Noncurrent
                                            --------     ----------     --------      ----------
Depreciation                                $     --      $ (1,612)     $     --      $ (5,429)
Accruals                                       2,247            --         1,325            --
Interest rate swap                                 4            --           123            --
Inventory                                     (4,371)           --           (85)           --
State net operating loss carry forwards           --           398            --           903
Deferred Rent                                    571         3,061         1,963         3,300
                                            --------      --------      --------      --------
Prepaids                                      (1,464)           --        (1,866)           --
                                            --------      --------      --------      --------
Other                                            359          (185)          244          (189)
                                            --------      --------      --------      --------
Deferred tax asset (liability)              $ (2,654)     $  1,662      $  1,704      $ (1,415)
                                            ========      ========      ========      ========

At January 28, 2006, the Company had state net operating loss carry forwards of approximately $9,859,000 that expire beginning in 2006 through 2024.

A valuation allowance for net deferred income tax assets has been recorded for $139,000 related to deferred taxes for a wholly-owned subsidiary. There are no other valuation allowances as the realization of the balance of the recorded deferred tax assets is considered more likely than not.

3. DEBT AND LINES OF CREDIT

The Company's current credit facility allows for unsecured borrowings up to $100 million for which no principal payments are due until the facility expires in July 2007. Availability under the facility is reduced by outstanding letters of credit issued thereunder. Interest on borrowings under the credit facility is determined based upon applicable LIBOR rates and the Company's rate spread, which varies depending on the maintenance of certain covenants. The credit facility contains financial and non-financial covenants, the most restrictive of which is the maintenance of a minimum fixed charge coverage ratio. As of January 28, 2006 and January 29, 2005 there were no outstanding borrowings under this credit facility and the face amount of letters of credit issued under the credit facility were $3.0 million and $2.6 million, respectively. The maximum and average outstanding borrowings under the credit facility (excluding letters of credit issued thereunder) during fiscal 2006 were $23.7 million and $ 10.0 million, respectively.

The Company is subject to interest rate fluctuations on borrowings under its credit facility. To manage this exposure, the Company has used interest rate swaps in the past to fix the interest rate on variable debt. The Company entered into two separate $10.0 million swaps on

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

July 24, 2002. Both expired in August 2005 and, prior to the payoff of the debt, effectively fixed the interest rate on $20.0 million of variable debt at 5.13%. The counter parties to the interest rate swaps were two of the Company's primary banks. The Company did not replace the swaps at expiration.

During fiscal 1996 and fiscal 1995, the Company acquired and constructed certain warehouse and distribution facilities with the proceeds of loans made pursuant to an industrial development revenue bond (the "Bond"), which are secured by a mortgage interest in these facilities. As of January 28, 2006 and January 29, 2005, there was $7.2 million and $7.5 million of borrowings outstanding, respectively, under these arrangements, which bear interest at variable rates. The net book value of the collateral property securing the Bond was $5,283,000 as of January 28, 2006. The Bond has a maturity date of December 1, 2019, with a purchase provision obligating the Company to repurchase the Bond on May 30, 2007, unless extended by the bondholder. Such an extension may be renewed annually by the bondholder, at the Company's request, to a date no more than five years from the renewal date. The Company maintains a $7.5 million interest rate swap that effectively fixes the interest rate on the Bond at 8.73%. The swap was entered into in May 1996 and will expire in May 2006. The Company does not intend to enter into a new swap to manage the exposure to interest rate fluctuations on the Bond.

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

The Company's interest rate swaps were reported as a liability classified in other long-term liabilities in the accompanying consolidated balance sheets at their fair value of $61,000 and $543,000 as of January 28, 2006 and January 29, 2005, respectively. For the fiscal years ending January 28, 2006, January 29, 2005 and January 31 2004, adjustments of $141,000, $485,000, and $228,000 were recorded as unrealized gains in accumulated other comprehensive income (loss), after tax. During the fourth quarter of fiscal 2005, one of the $10 million interest rate swaps no longer qualified for hedge accounting under SFAS No. 133. Therefore, the Company de-designated the hedge resulting in an expense of $27,000 in fiscal 2005. Previously, in the fourth quarter of fiscal 2004, the other $10 million interest rate swap no longer qualified for hedge accounting under SFAS No. 133 and the Company de-designated that hedge resulting in an expense of $284,000 in fiscal 2004.

4. LEASES

The Company leases the premises for its retail bookstores under operating leases, which expire in various years through the year 2017. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance, and insurance). In addition to fixed minimum rentals, some of the Company's leases require contingent rentals based on a percentage of sales. The Company also has minimal operating leases for equipment and trailer trucks.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of January 28, 2006 are as follows (in thousands):

                                                     FUTURE MINIMUM
FISCAL YEAR                                               RENT
----------------                                     --------------
2007                                                    $ 30,916
2008                                                      27,343
2009                                                      22,083
2010                                                      17,028
2011                                                      13,404
Subsequent years                                          27,732
                                                        --------
Total                                                   $138,506
                                                        ========

Rental expense for all operating leases consisted of the following (in thousands):

                                                    FISCAL YEAR ENDED
                                            ------------------------------------
                                            1/28/06       1/29/05       1/31/04
                                            --------      --------      --------
Minimum rentals                             $ 30,944      $ 28,332      $ 28,194
Contingent rentals                               249           466           684
                                            --------      --------      --------
Total                                       $ 31,193      $ 28,798      $ 28,878
                                            ========      ========      ========

5. EMPLOYEE BENEFIT PLANS

401(k) Profit-Sharing Plan

The Company and its subsidiaries maintain a 401(k) plan covering all employees who have completed six months of service and who are at least 21 years of age, and permit participants to contribute from 1% to 15% of compensation and participants over 50 years of age are allowed to make catch-up contributions. Limits to contributions by employees are established by the Internal Revenue Code.

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

Company matching and supplemental contributions are made at management's discretion. Company matching contributions were 70%, 70% and 75% for fiscal 2006, fiscal 2005 and fiscal 2004, respectively. The employer contributions are made on employee contributions up to a maximum of 6% of the employee's salary. The expense under this plan was $806,000, $675,000 and $467,000 in fiscal 2006, 2005 and 2004, respectively.

2005 Incentive Award Plan

On June 1, 2005, the stockholders of the Company approved the adoption of the Books-A-Million, Inc. 2005 Incentive Award Plan. An aggregate of 300,000 shares of common stock may be issued pursuant to awards granted under the Plan. On June 29, 2005, the Company granted 77,100 shares of restricted stock to the Company's officers and key employees pursuant to the terms of the Plan. Additionally, the Company granted 3,333 shares of restricted stock to a Director that joined the Company's Board of Directors in August 2005. The compensation expense related to these grants is being expensed over the vesting period for the individual grants. For Fiscal 2006, the Company has recorded $224,000 of stock-based compensation expense for the restricted stock grants.

Stock Option Plan

The Company has one stock option plan for grants to executive officers, directors, and key employees. Upon the approval of the 2005 Incentive Award Plan by the Company's stockholders at the Company's annual meeting, the Company closed this plan to further issuance of option grants. Options previously issued are still valid and subject to the vesting schedule. Prior to January 9, 2001 all options granted to employees become exercisable in equal annual increments over a five-year period and expire on the sixth anniversary of the date of grant. On January 9, 2001, the Compensation Committee of the Board of Directors approved an amendment to the Stock Option Plan that allows all options granted on or after that date to vest in equal annual increments over the three-year period beginning on the date of the grant and expire on the tenth anniversary of the date of the grant. All stock options have exercise prices equal to the fair market value of the common stock on the date of grant. A summary of the status of the Company's stock option plan is as follows (shares in thousands):

                                                                           FISCAL YEAR ENDED
                                                   ----------------------------------------------------------------
                                                    JANUARY 28, 2006       January 29, 2005       January 31, 2004
                                                   ------------------     ------------------     ------------------
                                                             WEIGHTED               Weighted               Weighted
                                                             AVERAGE                Average                Average
                                                             EXERCISE               Exercise               Exercise
                                                   SHARES     PRICE       Shares     Price       Shares     Price
                                                   ------    --------     ------    --------     ------    --------
Outstanding at beginning of year                    1,506    $   5.19      2,296    $   5.22      2,576    $   4.90
Granted                                                 0         N/A         35        8.64        266        6.45
Exercised                                            (640)       6.82       (533)       2.54       (177)       2.51
Forfeited                                             (52)       7.13       (292)      10.65       (369)       5.24
                                                    -----    --------      -----    --------      -----    --------
Outstanding at end of year                            814    $   3.77      1,506    $   5.19      2,296    $   5.22
                                                    -----    --------      -----    --------      -----    --------
Exercisable at end of year                            566    $   3.30        949    $   5.71      1,525    $   5.52
                                                    -----    --------      -----    --------      -----    --------
Weighted average fair value of options granted                    N/A               $   8.64               $   5.87
                                                             ========               ========               ========

During fiscal years 2006, 2005 and 2004, the Company recognized tax benefits related to the exercise of stock options in the amount of $613,000, $943,000 and $141,000, respectively. The tax benefits were credited to paid-in capital in the respective years.

The following table summarizes information about stock options outstanding at January 28, 2006 (shares in thousands):

                                           Options Outstanding                        Options Exercisable
                            ------------------------------------------------   --------------------------------
                                                Weighted
                                Number          Average                            Number
                            Outstanding at     Remaining         Weighted      Exercisable at       Weighted
   Range of                   January 28,     Contractual        Average         January 28,        Average
Exercise Price                   2006         Life (Years)    Exercise Price        2006         Exercise Price
--------------              --------------    ------------    --------------   --------------    --------------
$1.38 - $ 2.37                    367             6.08            $2.08              271             $1.98
$2.39 - $ 7.69                    422             7.01            $4.91              271             $4.06
$7.90 - $11.13                     25             8.92            $9.59               24             $9.61
                                  ---                                                ---
    Totals                        814             6.65            $3.77              566             $3.30
                                  ===             ====            =====              ===             =====

The Company previously established separate option plans for its subsidiaries, however options were never granted under these plans. During fiscal 2006 the separate subsidiary option plans were dissolved and closed.

Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan under which 400,000 shares of the Company's common stock are reserved for purchase by employees at 85% of the fair market value of the common stock at the lower of the market value for the Company's stock as of the beginning of the fiscal year or the end of the fiscal year. Of the total reserved shares, 258,902 shares have been

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

purchased as of January 28, 2006.

Executive Incentive Plan

The Company maintains an Executive Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for awards to certain executive officers of either cash or shares of restricted stock. The Company has always issued awards in the form of restricted stock. Issuance of awards under the Incentive Plan is based on the Company achieving pre-established performance goals during a three consecutive fiscal year performance period. Awards issued under the Incentive Plan for a particular performance period vest on the third anniversary of the last day of such performance period if the recipient remains employed by the Company on such vesting date. Awards under the Incentive Plan are expensed ratably over the period from the date that the issuance of such awards becomes probable through the end of the restriction period. Awards granted under the Incentive Plan for the three year performance periods ended January 28, 2006, January 29, 2005, and January 31, 2004 totaled $592,000 (50,824 shares), $364,000 (39,116 shares) and
$284,000 (45,528 shares), respectively.

Executives' Deferred Compensation Plan

During fiscal 2006, the Board adopted the Books-A-Million, Inc. Executives' Deferred Compensation Plan (the "Executives' Deferred Compensation Plan"). The Executives' Deferred Compensation Plan provides a select group of management or highly compensated employees of the Company and certain of its subsidiaries (the "Participants") with the opportunity to defer the receipt of certain cash compensation. Each Participant may elect to defer under the Executives' Deferred Compensation Plan a portion of his or her cash compensation that may otherwise be payable in a calendar year. A Participant's compensation deferrals are credited to the Participant's bookkeeping account (the "Account") maintained under the Executives' Deferred Compensation Plan. Each Participant's Account is credited with a deemed rate of interest and/or earnings or losses depending upon the investment performance of the deemed investment option.

With certain exceptions, a Participant's Account will be paid after the earlier of: (1) a fixed payment date, as elected by the Participant (if any); or (2) the Participant's separation from service with Company or its subsidiaries. Participants may generally elect that payments be made in a single sum or installments in the year specified by the Participant or upon their separation from service with the Company. Additionally, a Participant may elect to receive payment upon a Change of Control, as defined in, and to the extent permitted by,
Section 409A of the Internal Revenue Code of 1986, as amended.

Directors' Deferred Compensation Plan

During fiscal 2006, the Board adopted the Books-A-Million, Inc. Directors' Deferred Compensation Plan (the "Directors' Deferred Compensation Plan"). The Directors' Deferred Compensation Plan provides the Non-Employee Directors with the opportunity to defer the receipt of certain amounts payable for serving as a member of the Board (the "Fees"). A Non-Employee Director's Fee deferrals are credited to the Non-Employee Director's bookkeeping account (the "Account") maintained under the Directors' Deferred Compensation Plan. Each participating Non-Employee Director's Account is credited with a deemed rate of interest and/or earnings or losses depending upon the investment performance of the deemed investment option.

With certain exceptions, a participating Non-Employee Director's Account will be paid after the earlier of: (1) a fixed payment date, as elected by the participating Non-Employee Director (if any); or (2) the participating Non-Employee Director's separation from service on the Board. The participating Non-Employee Director may generally elect that payments be made in a single sum or installments in the year specified by the participating Non-Employee Director or upon the Non-Employee Director's separation from service on the Board. Additionally, a participating Non-Employee Director may elect to receive payment upon a Change of Control, as defined in, and to the extent permitted by, Section 409A of the Internal Revenue Code of 1986, as amended.


6. RELATED PARTY TRANSACTIONS

Certain stockholders and directors (including certain officers) of the Company have controlling ownership interests in other entities with which the Company conducts business. Transactions between the Company and these various other entities ("related parties") are summarized in the following paragraphs:

The Company purchases a substantial portion of its magazines as well as certain seasonal music and newspapers from Anderson Media Corporation ("Anderson Media"), an affiliate through common ownership. During fiscal 2006, 2005 and 2004, purchases of these items from Anderson Media totaled $30,746,000, $27,405,000 and $28,160,000, respectively. The Company purchases certain of its collectibles, gifts and books from Anderson Press, Inc. ("Anderson Press"), an affiliate through common ownership. During fiscal 2006, 2005 and 2004, such purchases from Anderson Press totaled $1,272,000, $1,122,000 and $853,000, respectively. The Company purchases certain of its greeting cards and gift products from C.R. Gibson, Inc., an affiliate through common ownership. The purchases of these items in fiscal 2006, 2005 and 2004 were $223,000, $371,000 and $265,000, respectively. The Company purchases certain magazine subscriptions from Magazines.com, an affiliate through common ownership. During fiscal 2006, 2005 and 2004, purchases of these items were $71,000, $78,000 and $89,000, respectively. The Company purchases content for publication from Publication Marketing Corporation, an affiliate through common ownership. During fiscal 2006, 2005 and 2004, purchases of these items were $71,000, $72,000 and $72,000, respectively. The Company utilizes import sourcing and consolidation services from Anco Far East Importers, LTD ("Anco Far East"), an affiliate through common ownership. The total paid to Anco Far East was $2,113,000, $1,075,000 and $910,000 for fiscal 2006, 2005 and 2004, respectively. These amounts paid to Anco Far East primarily included the actual cost of the product, as well as fees for sourcing and consolidation services. All other costs, other than the sourcing and consolidation service fees, were passed through from other vendors. Anco Far East fees, net of the passed-through costs, were $148,000, $75,000 and $77,000, respectively. The Company purchased certain store fixtures from K&A Crylics, an affiliate through common ownership. In fiscal 2006 these purchases were $64,000. Prior to fiscal 2006, K&A Crylics was not a related party.

The Company sold books to Anderson Media in the amounts of $1,017,000, $115,000 and $383,000 in fiscal 2006, 2005 and 2004, respectively. During fiscal 2006, 2005 and 2004, the Company provided $11,000, $296,000, and $226,000, respectively, of Internet services to Magazines.com. The Company provided internet services to American Promotional Events of $77,000, $68,000 and $50,000 in fiscal 2006, 2005 and 2004, respectively.

The Company leases its principal executive offices from a trust, which was established for the benefit of the grandchildren of Mr. Charles C. Anderson, a former member of the Board of Directors. The initial lease expired on January 31, 2006, and a short-term extension was signed through June 30, 2006. During fiscal 2006, 2005 and 2004, the Company paid rent of $137,000 in each year to the trust under this lease. Anderson & Anderson LLC ("A&A"), which is an affiliate through common ownership, also leases three buildings to the Company. During fiscal 2006, 2005 and 2004, the Company paid A&A a total of $445,000, $441,000, and $446,000, respectively, in connection with such leases. There were no future minimum rental payments on any of the four leases at January 28, 2006. The Company subleases certain property to Hibbett Sporting Goods, Inc. ("Hibbett"), a sporting goods retailer in the southeastern United States. The Company's Executive Chairman, Clyde B. Anderson, is a member of Hibbett's board of directors. During fiscal 2006, 2005 and 2004, the Company received $191,000 each year in rent payments from Hibbett.

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

The Company incurred expenses related to professional services from A&A and Charles C. Anderson, a former member of the Board of Directors, which amounted to $25,000 in fiscal 2006, $22,000 in fiscal 2005, and $0 in fiscal 2004. The Company shares ownership of a plane, which the Company uses in the operations of its business, with an affiliated company. The Company rents the plane to affiliated companies at rates that cover all the variable costs and a portion of the fixed costs of operating the plane. The total amounts received from affiliated companies for use of the plane in fiscal 2006, 2005 and 2004 were $146,000, $110,000 and $270,000, respectively. The Company also occasionally rents a plane from A&A at rates that cover all of the variable costs and a portion of the fixed costs of operating the plane. The amounts paid to A&A for plane rental were $70,000, $92,000 and $44,000 for fiscal 2006, 2005 and 2004, respectively.

7. INCOME OR (LOSS) FROM DISCONTINUED OPERATIONS

Discontinued operations represent the results for the closed stores for the years presented due to the fiscal 2006 closure of two retail stores in markets located in Tennessee and West Virginia, the fiscal 2005 closure of two retail stores in markets located in Florida and Mississippi and the fiscal 2004 closure of four retail stores in markets located in Georgia (two stores), Louisiana and North Carolina where the Company does not expect another of its existing stores to absorb the closed store customers. For fiscal 2006, 2005 and 2004 the closed stores had sales of $689,000, $2,503,000 and $5,382,000, and pretax operating income (loss) of $27,000, $(29,000) and $(641,000) , respectively. Included in the loss on discontinued operations are impairment losses of $0, $14,000 and $228,000 for fiscal 2006, 2005 and 2004, respectively. Also, included in the loss on discontinued operations are store closing costs of $20,000, $50,000, and $64,000 for fiscal 2006, 2005 and 2004, respectively.

8. BUSINESS SEGMENTS

The Company has two reportable segments: retail trade and electronic commerce trade. The retail trade segment is a strategic business segment that is engaged in the retail trade of mostly book merchandise and includes the Company's distribution center operations, which supplies merchandise predominantly to the Company's retail stores. The electronic commerce trade segment is a strategic business segment that transacts business over the Internet and is managed separately due to divergent technology and marketing requirements. The Company evaluates performance of the segments based on profit and loss from operations before interest and income taxes. Certain intersegment cost allocations have been made based upon consolidated and segment revenues. Shipping income related to internet sales is included in net sales, and shipping expense is included in cost of sales.

                                                         FISCAL YEAR ENDED
                                                --------------------------------------
Segment information (in thousands)               1/28/06       1/29/05       1/31/04
----------------------------------              ----------    ----------    ----------
Net Sales
    Retail Trade                                $  496,609    $  465,732    $  451,075
    Electronic Commerce Trade                       27,605        26,656        25,451
    Intersegment Sales Elimination                 (20,463)      (18,289)      (19,292)
                                                ----------    ----------    ----------
       Net Sales                                $  503,751    $  474,099    $  457,234

Operating Profit
    Retail Trade                                $   22,431    $   16,908    $   14,171
    Electronic Commerce Trade                        1,027           909           332
    Intersegment Elimination of Certain Costs         (421)          275           542
                                                ----------    ----------    ----------
       Total Operating Profit                   $   23,037    $   18,092    $   15,045
                                                ==========    ==========    ==========

Assets
    Retail Trade                                $  310,447    $  299,703
    Electronic Commerce Trade                        1,286         1,372
    Intersegment Sales Elimination                     (74)         (263)
                                                ----------    ----------
       Total Assets                             $  311,659    $  300,812
                                                ==========    ==========

9. COMMITMENTS AND CONTINGENCIES

The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position, results of operations or cash flows of the Company.

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

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

The Company has Directors and Officers Liability Insurance, which, subject to the policy's conditions, provides coverage for indemnification amounts payable by the Company with respect to its directors and officers up to specified limits and subject to certain deductibles.

The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company's balance sheet at January 28, 2006 and January 29, 2005, as such liabilities are considered de minimis.

The Company is subject to potential ongoing sales and use tax audits, income tax audits and other tax issues for both its retail and internet segments. It is the policy of the Company to estimate any potential tax contingency liabilities based on various factors such as ongoing state and federal tax audits, historical results of audits at the state or federal level and specific tax issues. Accruals for potential tax contingencies are recorded by the Company when they are deemed to have a probable likelihood of a liability and the liability can be reasonably estimated.

10. GAIN ON INSURANCE RECOVERIES

In fiscal 2006 the Company recognized an insurance gain of $754,000, net of taxes, related to insurance recoveries for hurricane damage suffered at three stores in the third quarter of fiscal 2005. The insurance recovery amounts were finalized with the insurance company during the third quarter of fiscal 2006, therefore the gain was recorded in the current fiscal year.

11. CASH DIVIDEND

On March 15, 2006, the Board of Directors declared a quarterly dividend of $0.08 per share to be paid on April 12, 2006 to stockholders of record at the close of business on March 29, 2006. The Company intends to pay quarterly dividends in the future, subject to Board approval.

12. SUMMARY OF QUARTERLY RESULTS (unaudited)

                                                      FISCAL YEAR ENDED JANUARY 28, 2006
                                            ---------------------------------------------------------
                                              FIRST       SECOND       THIRD       FOURTH     TOTAL
(In thousands, except per share amounts)     QUARTER     QUARTER      QUARTER      QUARTER    YEAR
----------------------------------------    --------    --------     --------     --------   --------
Net sales                                   $112,866    $122,277     $107,515     $161,093   $503,751
Gross profit                                  31,611      34,054       28,117       52,803    146,585
Operating profit (loss)                        2,105       3,182       (1,019)      18,769     23,037
Net income (loss)                              1,060       1,701         (873)      11,179     13,067
Net income (loss) per share - basic             0.07        0.10        (0.05)        0.68       0.80
Net income (loss) per share - diluted           0.06        0.10        (0.05)        0.66       0.77

                                                      Fiscal Year Ended January 29, 2005
                                            ---------------------------------------------------------
                                              First       Second       Third       Fourth     Total
(In thousands, except per share amounts)     Quarter     Quarter      Quarter      Quarter    Year
----------------------------------------    --------    --------     --------     --------   --------
Net sales                                   $107,792    $113,370     $103,945     $148,992   $474,099
Gross profit                                  30,155      30,993       27,787       46,152    135,087
Operating profit (loss)                        2,484       2,079       (1,329)      14,858     18,092
Net income (loss)                              1,228         989       (1,172)       9,154     10,199
Net income (loss) per share - basic             0.07        0.06        (0.07)        0.56       0.62
Net income (loss) per share - diluted(1)        0.07        0.06        (0.07)        0.54       0.59

(1) The sum of quarterly per share amounts are different from the annual per share amounts because of differences in the weighted average number of common and common equivalent shares used in the quarterly and annual computations.

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report


REPORT OF GRANT THORNTON, LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON
                              FINANCIAL STATEMENTS

Board of Directors and
Shareholders of Books-A-Million, Inc.

We have audited the accompanying balance sheet of Books-A-Million, Inc. as of January 28, 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Books-A-Million, Inc. as of January 28, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule II for the year ended January 28, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Books-A-Million, Inc.'s internal control over financial reporting as of January 28, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO) and our report dated March 22, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
March 22, 2006

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report


REPORT OF GRANT THORNTON, LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON
                   INTERNAL CONTROL OVER FINANCIAL REPORTING


Board of Directors and
Shareholders of Books-A-Million, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Controls Over Financial Reporting, that Books-A-Million, Inc. maintained effective internal control over financial reporting as of January 28, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Books-A-Million, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Books-A-Million, Inc. maintained effective internal control over financial reporting as of January 28, 2006, is fairly stated, in all material respects, based on the Internal Control - Integrated Framework issued by the COSO. Also in our opinion, Books-A-Million, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 28, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of Books-A-Million, Inc. as of January 28, 2006, and the related statements of income, stockholders' equity, and cash flows for the year then ended and our report dated March 22, 2006 expressed an unqualified opinion on those financial statements.



/s/ GRANT THORNTON LLP

Atlanta, Georgia
March 22, 2006

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
BOOKS-A-MILLION, INC.
BIRMINGHAM, ALABAMA

We have audited the accompanying consolidated balance sheets of Books-A-Million, Inc. and subsidiaries (the "Company") as of January 29, 2005 and January 31, 2004 and the related consolidated statements of income, stockholders' equity, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Books-A-Million, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004, and the results of their operations and their cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the Consolidated Financial Statements, effective February 2, 2003, the Company changed its method of accounting for inventories.

DELOITTE & TOUCHE LLP

Birmingham, Alabama
April 25, 2005 (April 12, 2006 as to Note 7)

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

DIRECTORS AND CORPORATE OFFICERS

BOARD OF DIRECTORS

CLYDE B. ANDERSON
Executive Chairman of the Board

TERRY C. ANDERSON
Chief Executive Officer and President,
American Promotional Events, Inc.

RONALD G. BRUNO
President,
Bruno Capital Management Corporation

ALBERT C. JOHNSON
Independent Financial Consultant and Retired Partner, Arthur Andersen LLP

DR. J. BARRY MASON,
Dean, Culverhouse College of Commerce
The University of Alabama

WILLIAM H. ROGERS, JR.
Executive Vice President,
SunTrust Banks, Inc.

CORPORATE OFFICERS

CLYDE B. ANDERSON
Executive Chairman of the Board

SANDRA B. COCHRAN
President, Chief Executive Officer and Secretary

TERRANCE G. FINLEY
President, Books-A-Million, Inc. Merchandising Group

RICHARD S. WALLINGTON
Chief Financial Officer

                                                                 BOOKS-A-MILLION
                                                              2006 Annual Report

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

      CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:
      Shareowner Services
      Post Office Box 64854
      St Paul, Minnesota 55164-0854
      Fax: (651) 450-4033

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Grant Thornton LLP
Atlanta, Georgia

FORM 10-K AND INVESTOR CONTACT

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2006, as filed with the Securities and Exchange Commission, as well as key committee charters and code of conduct, are available without charge to stockholders upon written request. Such requests and other investor inquiries should be directed to Richard S. Wallington, the Company's Chief Financial Officer, or you can view those items at www.booksamillioninc.com.

MARKET AND DIVIDEND INFORMATION

COMMON STOCK

The Common Stock of Books-A-Million, Inc., is traded in the Nasdaq National Market under the symbol BAMM. The chart below sets forth the high and low stock prices for each quarter of the fiscal years ending January 28, 2006 and January 29, 2005.

                                                   DIVIDENDS
QUARTER ENDED                HIGH         LOW       DECLARED
-------------               ------       -----     ---------
JANUARY 2006                $11.55       $8.76       $0.08
OCTOBER 2005                 10.29        8.16        0.05
JULY 2005                    10.26        7.47        0.05
APRIL 2005                    9.82        7.25        0.05
January 2005                 10.29        8.02        0.05
October 2004                  8.52        6.18        0.03
July 2004                     7.74        5.15        0.15
April 2004                    6.49        5.11        0.00

The closing price on April 10, 2006 was $11.62. As of that date Books-A-Million, Inc., had approximately 7,800 stockholders based on the number of individual participants represented by security position listings. Cash dividends were declared and paid for the first time starting with the second quarter of fiscal 2005.

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders will be held on June 8, 2006, at 10:00 a.m. central time, at The Harbert Center, 2019 Fourth Avenue North, Birmingham, Alabama 35203. Stockholders of record as of April 10, 2006, are invited to attend this meeting.

                                 BOOKS-A-MILLION

                               402 INDUSTRIAL LANE

                            BIRMINGHAM, ALABAMA 35211

                            WWW.BOOKSAMILLIONINC.COM