Form 10-K, Exhibit 13
period 2007-02-03
BOOKS A MILLION INC
filed 2007-04-19
CIK 891919

2007 Annual Report

COMPANY PROFILE

Books-A-Million is one of the nation’s leading book retailers and sells on the Internet at www.booksamillion.com. The Company presently operates more than 200 stores in 20 states and the District of Columbia. The Company operates two distinct store formats, including large superstores operating under the names Books-A-Million and Books & Co. and traditional bookstores operating under the names Books-A-Million and Bookland.

FIVE-YEAR HIGHLIGHTS

	For the Fiscal Year Ended:
(In thousands, except per share amounts)	2/3/07	1/28/06	1/29/05	1/31/04 (1)	2/1/03(2)
Statement of Income Data	53 weeks	52 weeks	52 weeks	52 weeks	52 weeks
Net revenue	$520,416	$ 503,751	$ 474,099	$ 457,234	$ 435,339
Income before cumulative effect of a change
in accounting principle (2)	18,887	13,067	10,199	7,126	2,554
Net income	18,887	13,067	10,199	7,126	1,353
Earnings per share – diluted, before cumulative
effect of a change in accounting principle (2)	1.12	0.77	0.59	0.42	0.15
Earnings per share – diluted	1.12	0.77	0.59	0.42	0.08
Weighted average shares – diluted	16,805	16,888	17,178	16,789	16,566
Capital investment	14,907	11,297	14,923	10,402	19,836
Dividends per share - declared	0.33	0.23	0.23	0.00	0.00

Balance Sheet Data
Property and equipment, net	$ 51,471	$ 51,001	$ 55,946	$ 59,892	$ 68,912
Total assets	304,037	311,659	300,812	296,398	319,484
Long-term debt	7,100	7,200	7,500	20,640	44,942
Stockholders’ equity	157,034	145,009	134,859	131,001	122,694

Other Data
Working capital	$117,737	$ 106,637	$ 95,382	$ 104,723	$ 112,810
Debt to total capital ratio	0.04	0.05	0.05	0.14	0.27

Operational Data
Total number of stores	206	205	206	202	207
Number of superstores	179	173	168	163	163
Number of traditional stores	27	32	38	39	44

(1)	Effective February 2, 2003, the Company changed its method of accounting for inventories to the last-in, first-out method, as discussed in Note 1 of the Consolidated Financial Statements.

(2)

Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force (“EITF”) No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, as discussed in Note 1 of the Consolidated Financial Statements.

2007 Annual Report

TO OUR STOCKHOLDERS:

Fiscal year 2007 was both challenging and rewarding for our entire team. While the sales environment proved difficult, we continued to make progress in inventory management, margin improvement and cost control. As a result, we were able to achieve improved operating results despite the highly competitive atmosphere.

Comparable book sales for the year ended flat as we cycled both Harry Potter and the Half Blood Prince and the effects of the hurricane season in the prior year. A soft media environment, the absence of a major book-related movie tie-in, and a dearth of non-fiction bestsellers all contributed to softer fourth-quarter sales.

Several book categories performed well. Fiction, graphic novels, religion, teen reading, politics, and diet and health all delivered solid growth. A diet book, You: On A Diet, proved to be a surprise fourth-quarter bestseller, and John Grisham’s non-fiction bestseller Innocent Man drove sales in the social science category. These successes were offset by tough comparisons in the children’s book category, driven by the phenomenal sales of The Chronicles of Narnia and Harry Potter in the prior year.

Our bargain book business did well in the highly competitive environment, and our gift business held its own, producing strong trends in book accessories, stationery and games.

Given the challenging sales environment, we were gratified that our team’s efforts in managing our margins, inventory and operating costs, allowed us to improve net income and earnings per share by 45%. We also increased our quarterly dividend, which now is at an annual rate of $0.36 per share.

We look forward to fiscal 2008, anticipating an historic bookselling event – the publication of Harry Potter and the Deathly Hallows on July 21, 2007. We hope to see you in one of our stores soon and thank you for your interest and support.

Clyde B. Anderson	Sandra B. Cochran
Executive Chairman of the Board	President, Chief Executive Officer and Secretary

FINANCIAL HIGHLIGHTS	Fiscal Year Ended
(In thousands, except per share amounts)	2/3/07	1/28/06
Net revenue	$520,416	$503,751
Operating profit	30,099	23,037
Net income	18,887	13,067
Net income per share – diluted	1.12	0.77
Dividends per share – declared	0.33	0.23

	As of
(In thousands)	2/3/07	1/28/06
Working capital	$117,737	$106,637
Total assets	304,037	311,659
Stockholders’ equity	157,034	145,009

SELECTED CONSOLIDATED FINANCIAL DATA
	Fiscal Year Ended
(In thousands, except per share data)	2/3/07	1/28/06	1/29/05	1/31/04(1)	2/1/03(2)
Statement of Operations Data:	53 weeks	52 weeks	52 weeks	52 weeks	52 weeks
Net revenue	$520,416	$503,751	$474,099	$457,234	$435,339
Cost of products sold, including warehouse distribution and store occupancy costs	363,688	357,166	339,012	330,150	316,257
Gross profit	156,728	146,585	135,087	127,084	119,082
Operating, selling and administrative expenses	112,560	109,160	99,207	93,974	91,567
Gain on insurance recovery	--	1,248	--	--	--
Depreciation and amortization	14,069	15,636	17,788	18,065	18,229
Operating profit	30,099	23,037	18,092	15,045	9,286
Interest expense, net	105	1,441	1,874	2,909	4,171
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	29,994	21,596	16,218	12,136	5,115
Provision for income taxes	11,107	8,545	6,001	4,613	1,944
Income from continuing operations before cumulative effect of change in accounting principle	18,887	13,051	10,217	7,523	3,171

Discontinued operations:
(Loss) income from discontinued operations (including impairment charge)	--	27	(29)	(641)	(996)
Income tax provision (benefit)	--	11	(11)	(244)	(379)
(Loss) income from discontinued operations	--	16	(18)	(397)	(617)
Income before cumulative effect of change in accounting principle	18,887	13,067	10,199	7,126	2,554
Cumulative effect of change in accounting principle, net of income taxes	--	--	--	--	(1,201)
Net income	$ 18,887	$ 13,067	$ 10,199	$ 7,126	$ 1,353

Net income per common share:
Basic:
Income from continuing operations before cumulative effect of change in accounting principle	$ 1.16	$ 0.80	$ 0.62	$ 0.46	$ 0.20
Loss from discontinued operations	--	--	--	(0.02)	(0.04)
Income before cumulative effect of change in accounting principle	1.16	0.80	0.62	0.44	0.16
Cumulative effect of change in accounting principle	--	--	--	--	(0.08)
Net income per share	$ 1.16	$ 0.80	$ 0.62	$ 0.44	$ 0.08
Weighted average number of shares outstanding - basic	16,352	16,275	16,453	16,279	16,190

Diluted:
Income from continuing operations before cumulative effect of change in accounting principle	$ 1.12	$ 0.77	$ 0.59	$ 0.45	$ 0.19
Loss from discontinued operations	--	--	--	(0.03)	(0.04)
Income before cumulative effect of change in accounting principle	1.12	0.77	0.59	0.42	0.15
Cumulative effect of change in accounting principle	--	--	--	--	(0.07)
Net income per share	$ 1.12	$ 0.77	$ 0.59	$ 0.42	$ 0.08
Weighted average number of shares outstanding - diluted	16,805	16,888	17,178	16,789	16,566

Dividends per share – declared	$ 0.33	$ 0.23	$ 0.23	--	--

Balance Sheet Data:
Property and equipment, net	$ 51,471	$ 51,001	$ 55,946	$ 59,892	$ 68,912
Total assets	304,037	311,659	300,812	296,398	319,484
Long-term debt	7,100	7,200	7,500	20,640	44,942
Stockholders’ investment	157,034	145,009	134,859	131,001	122,694

Other Data:
Working capital	$117,737	$106,637	$ 95,382	$104,723	$112,810

2007 Annual Report

(1)

Effective February 2, 2003, the Company changed from the first-in, first-out (FIFO) method of accounting for inventories to the last-in, first-out (LIFO) method, as discussed in Note 1 of the Consolidated Financial Statements.

(2)

Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force (“EITF”) No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, as discussed in Note 1 of the Consolidated Financial Statements.

2007 Annual Report

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

General

The Company was founded in 1917 and currently operates 206 retail bookstores concentrated primarily in the southeastern United States. Of the 206 stores, 179 are superstores that operate under the names Books-A-Million and Books & Co., and 27 are traditional stores that operate under the Bookland and Books-A-Million names. In addition to the retail store formats, the Company offers its products over the Internet at www.booksamillion.com. As of February 3, 2007, the Company employed approximately 5,000 full and part-time employees.

The Company’s growth strategy is focused on opening superstores in new and existing market areas, particularly in the Southeast. In addition to opening new stores, management intends to continue its practice of reviewing the profitability trends and prospects of existing stores and closing or relocating under-performing stores. During fiscal 2007, the Company opened nine stores, closed eight stores and relocated two stores. The Company also reopened two stores temporarily closed due to hurricane damage in fiscal 2006.

The Company’s performance is partially measured based on comparable store sales, which is similar to most retailers. Comparable store sales are determined each fiscal quarter during the year based on all stores that have been open at least 12 full months as of the first day of the fiscal quarter. Any stores closed during a fiscal quarter are excluded from comparable store sales as of the first day of the quarter in which they close. The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company’s marketing programs, pricing strategies, store operations and competition.

Change in Accountants

Upon the recommendation of the Audit Committee of the Board of Directors of the Company, Deloitte & Touche LLP (“Deloitte”) was dismissed as the Company’s independent auditor effective April 29, 2005. Deloitte served as the Company’s independent auditor for fiscal years 2003, 2004 and 2005. The reports of Deloitte for those fiscal years did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During those fiscal years and for fiscal year 2006 through April 29, 2005 there were no (A) disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to such disagreements in its reports provided to the Company; or (B) reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

Effective April 29, 2005, the Company's Audit Committee engaged Grant Thornton LLP to audit the Company's financial statements for the fiscal year ending on January 28, 2006. Prior to the engagement of Grant Thornton LLP, neither the Company nor anyone on behalf of the Company had consulted with Grant Thornton LLP during the Company's two most recent fiscal years and for fiscal year 2006 through April 29, 2005 in any matter regarding either: (A) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither was a written report nor oral advice provided to the Company that Grant Thornton LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (B) any matter which was the subject of either a disagreement or a reportable event, as each are defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively. Additionally, the Company's Audit Committee engaged Grant Thornton LLP to audit the Company's financial statements for the fiscal year ending on February 3, 2007.

Critical Accounting Policies

General

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements require management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company believes that the likelihood is remote that materially different amounts will be reported related to actual results for the estimates and judgments described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

2007 Annual Report

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

Other Long-Lived Assets

The Company’s other long-lived assets consist of property and equipment which includes leasehold improvements. At February 3, 2007, the Company had $51.5 million of property and equipment, net of accumulated depreciation, accounting for approximately 16.9% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses totaled $0.3 million, $0.2 million and $0.3 million in fiscal 2007, 2006 and 2005, respectively, and were recorded in selling, general and administrative costs. For all years presented, the impairment losses related to the retail trade business segment.

Goodwill

At February 3, 2007, the Company had $1.4 million of goodwill, accounting for approximately 0.5% of the Company’s total assets. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill during the fourth quarter of fiscal 2007 and determined that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. Changes in market conditions, among other factors, could have a material impact on these estimates.

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

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements, lease termination costs, costs to transfer inventory and usable fixtures, other costs in connection with vacating the leased location, and a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $418,000, $40,000 and $55,000 during fiscal 2007, 2006 and 2005, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of income.

Inventories

Inventories are taken throughout the fiscal year. Store inventory counts are performed by an independent inventory service, while warehouse inventory counts are performed internally. All physical inventory counts are reconciled to the Company’s records. The Company’s accrual for inventory shortages is based upon historical inventory shortage results.

2007 Annual Report

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

The Company utilizes the last-in, first-out (LIFO) method of accounting for inventories. The cumulative difference between replacement and current cost of inventory over stated LIFO value is $2.1 million as of February 3, 2007 and $1.5 million as of January 28, 2006. The estimated replacement cost of inventory is the current FIFO value of $202.3 million.

Vendor Allowances

The Company receives allowances from its vendors from a variety of programs and arrangements, including merchandise placement and cooperative advertising programs. Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force (“EITF”) No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, which addresses the accounting for vendor allowances. As a result of the adoption of this statement, vendor allowances in excess of incremental direct costs are reflected as a reduction of inventory costs and recognized in cost of products sold upon the sale of the related inventory.

Accrued Expenses

On a monthly basis, certain material expenses are estimated and accrued to properly record those expenses in the period incurred. Such estimates include those made for payroll and employee benefits costs, occupancy costs and advertising expenses among other items. Certain estimates are made based upon analysis of historical results. Differences in management’s estimates and assumptions could result in accruals that are materially different from the actual results.

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

Results of Operations

The following table sets forth statement of income data expressed as a percentage of net sales for the periods presented.

	Fiscal Year Ended
	2/3/07	1/28/06	1/29/05

Net revenue	100.0%	100.0%	100.0%
Gross profit	30.1%	29.1%	28.5%
Operating, selling, and administrative expenses	21.6%	21.7%	20.9%
Gain on insurance recoveries	0.0%	(0.3%)	0.0%
Depreciation and amortization	2.7%	3.1%	3.8%
Operating profit	5.8%	4.6%	3.8%
Interest expense, net	0.0%	0.3%	0.4%
Income from continuing operations before income taxes	5.8%	4.3%	3.4%
Provision for income taxes	2.2%	1.7%	1.2%
Income from continuing operations	3.6%	2.6%	2.2%
(Gain)/loss from discontinued operations (including impairment charge), net of tax	0.0%	0.0%	0.0%
Net income	3.6%	2.6%	2.2%

Fiscal 2007 Compared to Fiscal 2006

Consolidated net revenue increased $16.6 million, or 3.3%, to $520.4 million for the 53-week period ended February 3, 2007 from $503.8 million for the 52-week period ended January 28, 2006. Sales for the 52-week period ended January 27, 2007 increased 1.6%. Comparable store sales for the 52-week period ended January 27, 2007 decreased 0.6% when compared to the same 52-week period last year. The decrease in comparable store sales was primarily attributable to a decrease in magazines sales and café sales, with book and gift sales primarily flat with the previous year. The café business is increasingly competitive with saturation of the market from new competitor store openings. Magazines sales continue to experience negative comparable sales as book retailers’ shares decline due to grocery and convenience store offerings.

2007 Annual Report

Included in net revenue is $3.2 million of gift card breakage income of which $2.3 million relates to periods prior to fiscal 2007. In fiscal 2007 the Company formed a gift card subsidiary, Books-A-Million Card Services (“Card Services”), and began recording gift card breakage income for those cards for which the likelihood of redemption is deemed to be remote (after 24 months of inactivity) and which there is no legal obligation to remit the value of such unredeemed gift cards to the relevant jurisdictions. The primary function of Card Services is to administer the Company’s gift card program and to provide a more advantageous legal structure. The $2.3 million represents a change in estimate in the escheat liability due to operational changes related to the creation of Card Services.

Several categories of book sales showed increases, including adventure books, inspirational books, fiction, the gift category, social sciences, pets, teen reading, and cooking. These increases were offset by lower sales in the children’s book category driven by the phenomenal sales of The Chronicles of Narnia and Harry Potter and the Half Blood Prince in the prior year. John Grisham’s non-fiction bestseller, Innocent Man, drove sales in the social science category. The gift category experienced growth from import book accessories. The pet category increases were driven by sales of two titles-Marley and Me and Caesar’s Way. Teen fiction continued to experience dynamic growth, predominately as a result of interest in a wide ranging number of fiction titles and Food Network stars Paula Deen and Rachael Ray dominated the cookbook category. A diet book, You: On A Diet, proved to be a surprise fourth-quarter bestseller in the cookbook category.

The Company opened nine new stores during fiscal 2007 resulting in partial year sales of $12.6 million and closed eight stores during fiscal 2007 with partial year sales of $3.9 million. The stores in Biloxi, Mississippi, and Deerfield Beach, Florida, which were temporarily closed due to the hurricanes in the prior year, were reopened in fiscal 2007.

Net sales for the retail trade segment increased $16.4 million, or 3.3%, to $513.0 million in fiscal 2007 from $496.6 million in fiscal 2006. In addition to the factors discussed above, the increase in net sales for the retail trade segment was primarily due to new stores opened during fiscal 2007 and the additional selling week in fiscal 2007.

Net sales for the electronic commerce segment decreased $1.6 million, or 5.6%, to $26.0 million in fiscal 2007 from $27.6 million in fiscal 2006. The decrease in net sales for the electronic commerce segment for fiscal 2007 was primarily due to sales of Harry Potter and the Half Blood Prince during fiscal 2006, which were not replaced in fiscal 2007.

Gross profit, which includes cost of sales, distribution costs and occupancy costs (including rent, common area maintenance, property taxes, utilities and merchant association dues), increased $10.1 million, or 6.9%, to $156.7 million in fiscal 2007 from $146.6 million in fiscal 2006. Gross profit as a percentage of net sales increased to 30.1% in fiscal 2007 from 29.1% in fiscal 2006, partially due to gift card breakage income discussed above as well as increased sales of proprietary product which has a higher gross profit than regular product. Also, the Company was able to generate higher sales in fiscal 2007 with less promotional discounting.

Operating, selling and administrative expenses increased $3.4 million, or 3.1%, to $112.6 million in fiscal 2007, from $109.2 million in fiscal 2006. Operating, selling and administrative expenses as a percentage of net sales remained relatively flat at 21.6% in fiscal 2007 compared to 21.7% in fiscal 2006. Higher stock based compensation expense in fiscal 2007 was offset by a reduction in costs incurred for Sarbanes-Oxley compliance, other corporate expenses and the non-recurrence of costs associated with the NASDAQ de-listing hearing in October 2005.

In fiscal 2006 the Company recognized an insurance gain of $754,000, net of taxes, related to insurance recoveries for hurricane damage suffered at certain stores in fiscal 2005. The insurance recovery amount was finalized with the insurance company during the third quarter of fiscal 2006 (for stores damaged by hurricanes in fiscal 2005), and therefore the gain was recorded in the respective period.

Depreciation and amortization decreased $1.5 million, or 10.0%, to $14.1 million in fiscal 2007 from $15.6 million in fiscal 2006. Depreciation and amortization as a percentage of net sales decreased to 2.7% in fiscal 2007 from 3.1% in fiscal 2006, due to lower capital expenditures in fiscal 2007, as well as the impact of certain assets becoming fully depreciated during the prior year.

Consolidated operating profit was $30.1 million for fiscal 2007 compared to $23.0 million in fiscal 2006. Operating profit for the retail trade segment was $29.2 million in fiscal 2007 versus $22.4 million in fiscal 2006. This increase was partially attributable to increased store sales for the reasons set forth above, which resulted in higher gross profit for fiscal 2007. Also, gross profit improved as a percentage of sales due to increased gift card breakage income, increased sales of proprietary product which has a higher gross profit, as well as less promotional discounting. These increases were partially offset by higher operating, selling and administrative expenses due to higher store selling costs and other corporate expenses. The operating profit for the electronic commerce segment was $1.4 million compared to $1.0 million in fiscal 2006. The improvement in operating results was primarily due to lower costs incurred for shipping and warehouse handling.

2007 Annual Report

Net interest expense decreased $1.3 million, or 92.7%, to $0.1 million in fiscal 2007 from $1.4 million in fiscal 2006, primarily due to lower average debt levels and increased short term investments during fiscal 2007.

The effective rate for income tax purposes was 37.0% for fiscal 2007 and 39.6% for fiscal 2006. The decrease in the effective tax rate was due to a lower state effective tax rate in fiscal 2007.

The Company closed one store in fiscal 2007 in a market where the Company does not expect to retain the closed stores’ customers at another store in the same market. The store’s sales and operating results for fiscal 2007 have not been included in discontinued operations because the impact on the financial statements was immaterial. The Company continues to report in discontinued operations for prior year stores closed where the Company does not expect to retain the closed stores’ customers at another store. Two such stores were closed in fiscal 2006. The financial impact of these closings was reported as discontinued operations in the financial statements, but had a minimal impact on the financial results of the Company.

Fiscal 2006 Compared to Fiscal 2005

Consolidated net sales increased $29.7 million, or 6.3%, to $503.8 million in fiscal 2006 from $474.1 million in fiscal 2005. Comparable store sales increased 3.3% when compared to the same 52-week period last year. The increase in comparable store sales was primarily attributable to an increase in book and gift sales. Several categories of book sales showed increases, including children’s books, the games category, teen reading, entertainment, biography, humor, history, cooking, and inspirational books. Media played a key role in driving sales. The release of Harry Potter and The Half Blood Prince was a major media event. Movie tie-ins such as The Chronicles Of Narnia and Harry Potter drove business in children’s books. The Sudoku craze fueled the game book category. Teen fiction continued to experience dynamic growth, predominately as a result of interest in a wide ranging number of fiction titles. Oprah’s pick of James Frey’s A Million Little Pieces generated sales in the biography category. Bestselling titles 1776 and The World is Flat drove sales in the history category, and Food Network stars Paula Deen and Rachael Ray dominated the cookbook category.

The gift department also performed well. Games and puzzles grew rapidly, benefiting from the Sudoku craze. An initiative in inspirational gifts delivered strong results, as did executive gifts from our increased emphasis on imported gift merchandise. The café business is increasingly competitive, but the cold-drink category continues to grow, and an expanded selection of specialty candy helped improve sales.

The Company opened seven new stores during fiscal 2006 resulting in partial year sales of $9.9 million and closed eight stores during fiscal 2006 with partial year sales of $4.3 million. The stores in Biloxi, Mississippi, and Deerfield Beach, Florida, were temporarily closed due to the hurricanes, which decreased sales by $1.4 million for fiscal 2006 versus fiscal 2005.

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

Gross profit, which includes cost of sales, distribution costs and occupancy costs (including rent, common area maintenance, property taxes, utilities and merchant association dues), increased $11.5 million, or 8.5%, to $146.6 million in fiscal 2006 from $135.1 million in fiscal 2005. Gross profit as a percentage of net sales increased to 29.1% in fiscal 2006 from 28.5% in fiscal 2005, partially due to increased sales of proprietary product which has a higher gross profit than regular product. Also, the Company was able to generate higher sales in fiscal 2006 with less promotional discounting.

Operating, selling and administrative expenses increased $10.0 million, or 10.0%, to $109.2 million in fiscal 2006, from $99.2 million in fiscal 2005. Operating, selling and administrative expenses as a percentage of net sales increased to 21.7% in fiscal 2006 from 20.9% in fiscal 2005, primarily due to the impact of costs incurred for Sarbanes-Oxley compliance, costs associated with the NASDAQ de-listing hearing in October 2005 and other corporate expenses.

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

2007 Annual Report

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

Net interest expense decreased $0.5 million, or 23.1%, to $1.4 million in fiscal 2006 from $1.9 million in fiscal 2005, primarily due to lower average debt levels during fiscal 2006.

The effective rate for income tax purposes was 39.6% for fiscal 2006 and 37.0% for fiscal 2005. The increase in the effective tax rate was due to a higher state effective tax rate in fiscal 2006.

The Company closed two stores in fiscal 2006 and 2005 in markets where the Company does not expect to retain the closed stores’ customers at another store. The financial impact of these closings was reported as discontinued operations in the financial statements, but had a minimal impact on the financial results of the Company.

Seasonality and Quarterly Results

Similar to many retailers, the Company’s business is seasonal, with its highest retail sales, gross profit and net income historically occurring in the fourth fiscal quarter. This seasonal pattern reflects the increased demand for books and gifts experienced during the year-end holiday selling season. Working capital requirements are generally highest during the third fiscal quarter and the early part of the fourth fiscal quarter due to the seasonality of the Company’s business. The Company’s results of operations depend significantly upon net sales generated during the fourth fiscal quarter, and any significant adverse trend in the net sales of such period would have a material adverse impact on the Company’s results of operations for the full year.

In addition, the Company’s results of operations may fluctuate from quarter to quarter as a result of the amount and timing of sales and profits contributed by new stores as well as other factors. New stores require the Company to incur pre-opening expenses and often require several months of operation before generating acceptable sales volumes. Accordingly, the addition of a large number of new stores in a particular quarter could adversely affect the Company’s results of operations for that quarter.

Liquidity and Capital Resources

The Company’s primary sources of liquidity are cash flows from operations, including credit terms from vendors, and borrowings under its credit facilities. The Company has an unsecured facility under a credit agreement with a syndicate of banks that allows borrowings up to $100.0 million, for which no principal repayments are due until the facility expires in July, 2011. Availability under the facility is reduced by outstanding letters of credit issued under this facility. The credit agreement contains certain financial and non-financial covenants, the most restrictive of which is the maintenance of a minimum fixed charge coverage ratio. As of February 3, 2007 and January 28, 2006, there were no outstanding balances under this credit facility and the face amount of letters of credit issued under the facility was $2.9 million and $3.0 million, respectively. The maximum and average outstanding borrowings under the credit facility (excluding the face amount of letters of credit issued there under) during fiscal 2007 were $1.8 million and $26,000, respectively.

During fiscal 1996 and fiscal 1995, the Company acquired and constructed certain warehouse and distribution facilities with the proceeds of loans made pursuant to an industrial development revenue bond (the “Bond”). As of February 3, 2007 and January 28, 2006, there was $7.1 million and $7.2 million of borrowings outstanding, respectively, under these arrangements, which bear interest at variable rates.

The Company’s capital expenditures totaled $16.2 million in fiscal 2007. These expenditures were primarily used for new store openings, renovation and improvements to existing stores, upgrades and expansion of warehouse distribution facilities and investment in management information systems.

Financial Position

During fiscal 2007, the Company opened nine stores, closed eight stores and re-opened two other stores. Improved inventory management resulted in a decrease in inventory balances to $200.3 million at February 3, 2007, as compared to $204.8 million at January 28, 2006. The improvement in inventory management was driven by enhancements to the inventory replenishment systems which allowed the Company to more effectively manage inventory levels at the individual store level.

2007 Annual Report

Net property and equipment increased due to higher capital expenditures primarily for nine new stores opened and two other stores re-opened in fiscal 2007. Additionally, cash and cash equivalents decreased by $3.4 million as of February 3, 2007 as compared with the balance as of January 28, 2006 primarily due to the timing of vendor payments in the current year which were made before the Company’s fiscal year end in 2007. Offsetting the reduced cash balance was lower accounts payable balances of $14.5 million between fiscal years. The decrease in accounts payable was primarily due to the timing of payments for fourth quarter merchandise versus the prior year.

Future Commitments

The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to Books-A-Million, Inc. at February 3, 2007:

	Payments Due Under Contractual Obligations
(in thousands)	Total	FY 2008	FY 2009	FY 2010	FY 2011	FY 2012	Thereafter
Long-term debt – revolving credit facility	$ --	$ --	$ --	$ --	$ --	$ --	$ --
Long-term debt	7,100	--	--	--	--	7,100	--
Operating leases	143,387	33,445	28,038	22,438	17,634	12,257	29,575
Total of obligations	$150,487	$33,445	$28,038	$22,438	$17,634	$19,357	$29,575

Guarantees

From time to time, the Company enters into certain types of agreements that require the Company to indemnify parties against third-party claims. Generally, these agreements relate to: (a) agreements with vendors and suppliers, under which the Company may provide customary indemnification to its vendors and suppliers in respect of actions they take at the Company’s request or otherwise on its behalf, (b) agreements with vendors who publish books or manufacture merchandise specifically for the Company to indemnify the vendors against trademark and copyright infringement claims concerning the books published or merchandise manufactured on behalf of the Company, (c) real estate leases, under which the Company may agree to indemnify the lessors for claims arising from the Company’s use of the property, and (d) agreements with the Company’s directors, officers and employees, under which the Company may agree to indemnify such persons for liabilities arising out of their relationship with the Company. The Company has Directors and Officers Liability Insurance, which, subject to the policy’s conditions, provides coverage for indemnification amounts payable by the Company with respect to its directors and officers up to specified limits and subject to certain deductibles.

The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company’s balance sheet at February 3, 2007 and January 28, 2006, as such liabilities are considered de minimis. Currently no such agreements are in place.

Cash Flows

Operating activities provided cash of $21,306,000, $36,713,000 and $47,193,000 in fiscal 2007, 2006 and 2005 respectively, and included the following effects:

•

Cash provided by inventories was $4,512,000, $5,481,000 and $1,321,000 in fiscal 2007, 2006 and 2005, respectively. This was primarily the result of increased sales and improved inventory management during the respective years.

•

Cash used by accounts payable (including related party payables) in fiscal 2007 of $14,455,000 was due to the timing of vendor payments for fourth quarter merchandise versus the prior year end and lower inventory levels for fiscal 2007 which resulted in lower accounts payable balances. Cash used by accounts payable (including related party payables) in fiscal 2006 of $5,914,000 was due to lower inventory levels for fiscal 2006 which resulted in lower accounts payable balances. Cash provided by accounts payable (including related party payables) in fiscal 2005 of $10,015,000 was the result of improved accounts payable leveraging with vendors in fiscal 2005.

•

Depreciation and amortization expenses were $14,069,000, $15,651,000 and $17,843,000 in fiscal 2007, 2006 and 2005, respectively. The decrease in fiscal 2007 and 2006 was primarily due to the impact of certain assets becoming fully depreciated during the prior years.

•

Cash used by accrued expenses was $3,090,000 in fiscal 2007 and was primarily due to a lower gift card liability due to the recognition of gift card breakage, lower capital expenditure accruals and lower audit fee accruals. Cash provided by accrued expenses was $5,519,000 and $6,379,000 in fiscal 2006 and 2005, respectively. The increase in fiscal 2006 and 2005 was primarily due to increases in deferred revenues related to the Company’s discount card, deferred rent related to landlord allowances and higher bonus accruals due to the Company’s improved earnings performance in fiscal 2006 and 2005.

2007 Annual Report

Cash used in investing activities in fiscal 2007, 2006 and 2005 reflected a net use of cash of $16,176,000, $11,286,000 and $14,879,000, respectively. Cash was used to fund capital expenditures for new store openings, renovation and improvements to existing stores, warehouse distribution purposes and investments in management information systems.

Financing activities used cash of $8,528,000 in fiscal 2007 primarily to purchase stock ($7,460,000) and for dividend payments ($5,303,000), offset by proceeds from the issuance of stock upon the exercise of stock options ($1,768,000) and related tax benefits ($2,567,000). Financing activities used cash of $4,467,000 in fiscal 2006 primarily to purchase stock ($5,324,000) and for dividend payments ($3,273,000), offset by proceeds from the issuance of stock upon the exercise of stock options ($4,431,000). Financing activities used cash of $21,103,000 in fiscal 2005 primarily to repay debt under the credit facility ($13,140,000), to purchase stock ($6,359,000) and for dividend payments ($3,009,000).

Dividends

The Company paid $5.3 million in dividends in fiscal 2007 and $3.3 million in dividends in fiscal 2006. See the table below for summary of dividends declared each quarter. On March 30, 2007, the Company’s Board of Directors increased the quarterly dividend to $0.09 per share.

                 Dividends Declared

                 Fiscal 2007 Fiscal 2006

First quarter	$0.08	$0.05
Second quarter	$0.08	$0.05
Third quarter	$0.08	$0.05
Fourth quarter	$0.09	$0.08
Annual Total	$0.33	$0.23

Outlook

For fiscal 2008, the Company currently expects to open approximately eight to ten new stores, relocate or remodel approximately five to ten stores and close approximately one to two stores. Management estimates that capital expenditures for fiscal 2008 will be approximately $23.4 million and that such amounts will be used primarily for new store openings, renovations and improvements to existing stores, warehouse distribution improvements, and investment in management information systems. The increase in capital expenditures versus prior years is primarily due to more new stores and more relocations projected in fiscal 2008. Management believes that existing cash balances and net cash from operating activities, together with borrowings under the Company’s credit facilities, will be adequate to finance the Company’s planned capital expenditures and to meet the Company’s working capital requirements for fiscal 2008.

New Accounting Standards

In February 2006 the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). SFAS No. 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with SFAS No. 133. It will also allow an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. SFAS No. 155 is effective for all instruments acquired, issued or subject to a re-measurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS No. 156”). SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability at fair value each time it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations. The Company is required to adopt SFAS No. 156 as of the beginning of its fiscal year that begins after September 15, 2006. The adoption of SFAS No. 156 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the potential impact of adopting FIN 48.

2007 Annual Report

In June 2006, the Emerging Issues Task Force (“EITF”) reached consensus on EITF Issue No. 06-3, Disclosure Requirements for Taxes Assessed by a Government Authority on Revenue-Producing Transactions (“EITF No. 06-3”). EITF 06-3 requires disclosure of a company’s accounting policy with respect to presentation of taxes collected on a revenue producing transaction between a seller and a customer. For taxes that are reported on a gross basis (included in revenues and costs), EITF 06-3 also requires disclosure of the amounts of taxes included in the financial statements. The Company records sales tax collected from its customers on a net basis. The Company adopted the recognition provisions of EITF 06-3 as of February 3, 2007 and has disclosed its policy within Note 1, “Summary of Significant Accounting Policies” of its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 was issued to provide increased consistency and comparability in fair value measurements. Specifically, SFAS No. 157 creates a significant definition of fair value emphasizing fair value as a market-based measurement. The Company is required to adopt SFAS No. 157 as of the beginning of its fiscal year that begins after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), in which the Staff provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of assessing materiality.  The Company adopted SAB 108 as of February 3, 2007, as required. The adoption of SAB 108 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB No. 115” (“SFAS No. 159”). SFAS No. 159 permits all entities to elect to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. The fair value option is generally applied on an instrument-by-instrument basis and may be elected for a single item without electing other identical items, even if issued in a single transaction. The Company is required to adopt SFAS No. 159 as of the beginning of its fiscal year that begins after November 15, 2007. The adoption of SFAS No. 159 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

Related Party Activities

As discussed in Note 6 of Notes to Consolidated Financial Statements, the Company conducts business with other entities in which certain officers, directors and principal stockholders of the Company have controlling ownership interests. The most significant related party transactions include inventory purchases from, and sales of merchandise to, related parties. Related party inventory purchases decreased by $5.4 million, or 15.7%, to $29.0 million in fiscal 2007 compared to fiscal 2006 purchases of $34.4 million. The decrease in related party purchases was primarily due to decreased magazine purchases versus fiscal 2006. Related party sales transactions increased in fiscal 2007 to $2.5 million, an increase of $1.4 million, as a result of increased book merchandise sales. The Company leases certain office, retail and warehouse space from related parties, for which the rents have remained relatively unchanged. Management believes the terms of these related party transactions are substantially equivalent to those available from unrelated parties.

Disclosure Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the book retail industry in general and in the Company’s specific market areas; inflation; economic conditions in general and in the Company’s specific market areas; the number of store openings and closings; the profitability of certain product lines; capital expenditures and future liquidity; liability and other claims asserted against the Company; uncertainties related to the Internet and the Company’s Internet operations; and other factors referenced herein. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Given these uncertainties, stockholders and prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any of the forward-looking statements contained herein to reflect future events or developments.

2007 Annual Report

Consolidated Balance Sheets
	As of
(Dollars in thousands, except per share amounts)	2/3/07	1/28/06
Assets
Current Assets:
Cash and cash equivalents	$ 34,121	$ 37,519
Accounts receivable, net of allowance for doubtful accounts of $711 and $840, respectively	7,524	9,668
Related party receivables	2,647	1,134
Inventories	200,277	204,789
Prepayments and other	4,365	4,340
Total Current Assets	248,934	257,450

Property and Equipment:
Land	628	628
Buildings	6,869	6,470
Equipment	77,806	72,594
Furniture and fixtures	51,354	48,370
Leasehold improvements	74,263	73,404
Construction in process	54	2,072
Gross Property and Equipment	210,974	203,538
Less accumulated depreciation and amortization	159,503	152,537
Net Property and Equipment	51,471	51,001

Deferred Income Taxes	2,031	1,662
Other Assets:
Goodwill	1,368	1,368
Other	233	178
Total Other Assets	1,601	1,546
Total Assets	$304,037	$311,659

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable:
Trade	$ 83,419	$ 98,171
Related party	2,988	2,691
Accrued expenses	38,584	45,459
Accrued income taxes	2,714	1,838
Deferred income taxes	3,492	2,654
Total Current Liabilities	131,197	150,813

Long-term Debt	7,100	7,200
Other Long-term Liabilities	8,706	8,637
Commitments and Contingencies
Stockholders’ Equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized, no shares outstanding	-	-
Common stock, $.01 par value; 30,000,000 shares authorized 20,461,333 and 19,764,223 shares issued at February 3, 2007 and January 28, 2006, respectively	205	198
Additional paid-in capital	85,396	79,509
Treasury stock at cost (3,818,356 shares at February 3, 2007 and 3,287,317 shares at January 28, 2006, respectively)	(24,414)	(16,954)
Retained earnings	95,847	82,263
Accumulated other comprehensive loss, net of tax	-	(7)
Total Stockholders’ Equity	157,034	145,009
Total Liabilities and Stockholders’ Equity	$304,037	$311,659

The accompanying notes are an integral part of these consolidated statements.

2007 Annual Report

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended
(In thousands, except per share data)	2/3/07	1/28/06	1/29/05
	53 weeks	52 weeks	52 weeks
Net revenue	$520,416	$503,751	$474,099
Cost of products sold, including warehouse distribution and store occupancy costs	363,688	357,166	339,012
Gross profit	156,728	146,585	135,087

Operating, selling and administrative expenses	112,560	109,160	99,207
Gain on insurance recoveries (note 10)	--	1,248	--
Depreciation and amortization	14,069	15,636	17,788
Operating profit	30,099	23,037	18,092

Interest expense, net	105	1,441	1,874
Income from continuing operations before income taxes	29,994	21,596	16,218

Provision for income taxes	11,107	8,545	6,001
Income from continuing operations	18,887	13,051	10,217

Discontinued operations:
Income (loss) from discontinued operations before taxes (including impairment charge)	--	27	(29)
Income tax provision (benefit)	--	11	(11)
Income (loss) from discontinued operations	--	16	(18)

Net Income	$ 18,887	$ 13,067	$ 10,199

Net income per common share:
Basic
Income from continuing operations	$ 1.16	$ 0.80	$ 0.62
Income (loss) from discontinued operations	--	--	--
Net Income per share	$ 1.16	$ 0.80	$ 0.62
Weighted average number of shares outstanding – basic	16,352	16,276	16,453

Diluted
Income from continuing operations	$ 1.12	$ 0.77	$ 0.59
Income (loss) from discontinued operations	--	--	--
Net Income per share	$ 1.12	$ 0.77	$ 0.59
Weighted average number of shares outstanding – diluted	16,805	16,888	17,178

Dividends per share – declared	$ 0.33	$ 0.23	$ 0.23

The accompanying notes are an integral part of these consolidated statements.

2007 Annual Report

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

							Accumulated
			Additional				Other	Total
	Common Stock		Paid-In	Treasury Stock		Retained	Comprehensive	Stockholders'
(In thousands)	Shares	Amount	Capital	Shares	Amount	Earnings	Income (Loss)	Equity

Balance, January 31, 2004	18,465	$185	$71,515	2,010	$(5,271)	$65,279	$(707)	$131,001

Net income						10,199		10,199
Unrealized gain on accounting for derivative instruments, net of tax provision of $285							485	485
Reclassification of unrealized loss related to de-designation of cash flow hedge, net of tax benefit of $16							27	27
Subtotal comprehensive income								10,711
Purchase of treasury stock, at cost				783	(6,359)			(6,359)
Dividends paid						(3,009)		(3,009)
Issuance of restricted stock	48	1	(1)					--
Amortization of deferred compensation related to restricted stock			167					167
Issuance of stock for employee stock purchase plan	22		46					46
Exercise of stock options	533	5	1,354					1,359
Tax benefit from exercise of stock options			943					943
Balance, January 29, 2005	19,068	$191	$74,024	2,793	$(11,630)	$72,469	$(195)	$134,859

Net income						$13,067		$ 13,067
Unrealized gain on accounting for derivative instruments, net of tax provision of $89							141	141
Reclassification of unrealized loss related to de-designation of cash flow hedge, net of tax benefit of $30							47	47
Subtotal comprehensive income								13,255
Purchase of treasury stock, at cost				494	(5,324)			(5,324)
Dividends paid						(3,273)		(3,273)
Issuance of restricted stock	43	1	(1)					--
Amortization of deferred compensation related to restricted stock			448					448
Issuance of stock for employee stock purchase plan	13		84					84
Exercise of stock options	640	6	4,341					4,347
Tax benefit from exercise of stock options			613					613
Balance, January 28, 2006	19,764	$198	$79,509	3,287	$(16,954)	$82,263	$ (7)	$145,009

Net income						18,887		18,887
Unrealized gain on accounting for derivative instruments, net of tax provision of $4							7	7
Subtotal comprehensive income								18,894
Purchase of treasury stock, at cost				531	(7,460)			(7,460)
Dividends paid						(5,303)		(5,303)
Issuance of restricted stock	148	1	1,558					1,559
Issuance of stock for employee stock purchase plan	9		88					88
Exercise of stock options	540	6	1,674					1,680
Tax benefit from exercise of stock options			2,567					2,567
Balance, February 3, 2007	20,461	$205	$85,396	3,818	$(24,414)	$95,847	$ --	$157,034

The accompanying notes are an integral part of these consolidated statements

2007 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
(In thousands)	2/3/07	1/28/06	1/29/05

Cash Flows from Operating Activities:
Net income	$18,887	$13,067	$10,199
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,069	15,651	17,843
Stock-based compensation	1,559	448	167
Loss on impairment of assets	336	215	356
(Gain) loss on sale of property and equipment	228	(4)	(29)
Deferred income tax provision	465	1,281	2,352
Excess tax benefit of exercise of stock options	(2,567)	613	943
Reclassification of unrealized loss from de-designation of cash flow hedge	--	47	27
(Increase) decrease in assets:
Accounts receivable	2,144	(2,673)	728
Related party receivables	(1,513)	(1,061)	278
Inventories	4,512	5,481	1,321
Prepayments and other	(25)	2,571	(1,021)
Noncurrent assets (excluding amortization)	(124)	1,176	(533)
Increase (decrease) in liabilities:
Accounts payable	(14,752)	986	9,201
Related party payables	297	(6,900)	814
Accrued income taxes	880	296	(1,832)
Accrued expenses	(3,090)	5,519	6,379
Total adjustments	2,419	23,646	36,994
Net cash provided by operating activities	21,306	36,713	47,193

Cash Flows from Investing Activities:
Capital expenditures	(16,191)	(11,297)	(14,923)
Proceeds from sale of property and equipment	15	11	44
Net cash used in investing activities	(16,176)	(11,286)	(14,879)

Cash Flows from Financing Activities:
Borrowings under credit facilities	2,850	189,119	171,400
Repayments under credit facilities	(2,950)	(189,420)	(184,540)
Proceeds from exercise of stock options and issuance of common stock under employee stock purchase plan	1,768	4,431	1,405
Purchase of treasury stock	(7,460)	(5,324)	(6,359)
Payment of dividends	(5,303)	(3,273)	(3,009)
Excess tax benefit from exercise of stock options	2,567	--	--
Net cash used in financing activities	(8,528)	(4,467)	(21,103)

Net (Decrease) increase in Cash and Cash Equivalents	(3,398)	20,960	11,211
Cash and Cash Equivalents at Beginning of Year	37,519	16,559	5,348
Cash and Cash Equivalents at End of Year	$34,121	$37,519	$16,559

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$ 910	$ 1,607	$ 2,036
Income taxes, net of refunds	$ 7,199	$ 6,787	$ 1,650
Supplemental Disclosures of Non Cash Investing Activities:
Capital expenditures in accrued expenses	$(1,284)	$ --	$ --

The accompanying notes are an integral part of these consolidated statements.

2007 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Business

Books-A-Million, Inc. and its subsidiaries (the “Company”) are principally engaged in the sale of books, magazines and related items through a chain of retail bookstores. The Company presently operates 206 bookstores in 20 states and the District of Columbia, which are predominantly located in the southeastern United States. The Company also operates a retail Internet website. The Company presently consists of Books-A-Million, Inc. and its three wholly owned subsidiaries, American Wholesale Book Company, Inc. (“American Wholesale”) , American Internet Service, Inc (“AIS”) and Books-A-Million Card Services, Inc. (“Card Services”). All inter-company balances and transactions have been eliminated in consolidation. For a discussion of the Company’s business segments, see Note 8.

Fiscal Year

The Company operates on a 52 or 53-week year, with the fiscal year ending on the Saturday closest to January 31. Fiscal year 2007 was a 53-week period while fiscal years 2006 and 2005 were 52-week periods.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold and the customer takes delivery. Returns are recognized at the time the merchandise is returned and processed. At each period end, an estimate of sales returns is recorded. Sales return reserves are based on historical returns as a percentage of sales activity. The historical returns percentage is applied to the sales for which returns are projected to be received after period end. The estimated returns percentage and return dollars have not materially changed in the last several years. Sales tax collected is recorded net and is not recognized as revenue and is included on the consolidated balance sheets in accrued expenses.

The Company sells its Millionaire’s Club Card, which entitles the customer to receive a ten percent discount on all purchases made during the twelve-month membership period, for a non-refundable fee. The Company recognizes this revenue over the twelve-month membership period based upon historical customer usage patterns. Related deferred revenue is included in accrued expenses.

The Company sells gift cards to its customers in its retail stores. The gift cards do not have an expiration date. Income is recognized from gift cards when: (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote (gift card breakage) and there is no legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdictions. The gift card breakage rate is determined based upon historical redemption patterns. Based on this historical information, the likelihood of a gift card remaining unredeemed can be determined after 24 months of card inactivity. At that time, breakage income is recognized for those cards for which the likelihood of redemption is deemed to be remote and which there is no legal obligation to remit the value of such unredeemed gift cards to the relevant jurisdictions. In fiscal 2007, the Company formed a gift card subsidiary, Books-A-Million Card Services to administer the Company’s gift card program and to provide a more advantageous legal structure. During fiscal 2007, the Company recognized $3.2 million of gift card breakage income, of which $2.3 million relates to periods prior to fiscal 2007. Breakage income for fiscal 2006 and 2005 was $482,000 and $70,000, respectively. The $2.3 million represents a change in estimate in the escheat liability due to operational changes related to the creation of Card Services. Gift card breakage income is included in revenue.

Vendor Allowances

The Company receives allowances from its vendors from a variety of programs and arrangements, including placement and co-operative advertising programs. Effective February 3, 2002, the Company adopted the provisions of Emerging Issues Task Force (“EITF”) No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, which addresses the accounting for vendor allowances. As a result of the adoption of this statement, vendor allowances in excess of incremental direct costs are reflected as a reduction of inventory costs and recognized in cost of products sold upon the sale of the related inventory.

2007 Annual Report

Accounts Payable

The Company classifies its checks written but not yet cleared by the bank in Accounts Payable. Amounts included in Accounts Payable as of February 3, 2007 and January 28, 2006 was $12,719,000 and $28,985,000, respectively.

Inventories

Inventories are valued at the lower of cost or market, using the retail method. Market is determined based on the lower of replacement cost or estimated realizable value. Using the retail method, store and warehouse inventories are valued by applying a calculated cost to retail ratio to the retail value of inventories.

The Company currently utilizes the last-in, first-out (LIFO) method of accounting for inventories. The cumulative difference between replacement and current cost of inventory over stated LIFO value is $2.1 million as of February 3, 2007 and $1.5 million as of January 28, 2006. The estimated replacement cost of inventory is the current FIFO value of $202.3 million.

Physical inventory counts are taken throughout the course of the fiscal period and reconciled to the Company’s records. Accruals for inventory shortages are estimated based upon historical shortage results.

Inventories were:

	Fiscal Year Ended
(In thousands)	February 3, 2007	January 28, 2006
Inventories (at FIFO)	$202,327	$206,314
LIFO reserve	(2,050)	(1,525)
Net inventories	$200,277	$204,789

Property and Equipment

Property and equipment are recorded at cost. Depreciation of equipment and furniture and fixtures is provided on the straight-line method over the estimated service lives, which range from three to seven years. Depreciation of buildings and amortization of leasehold improvements, including remodels, is provided on the straight-line basis over the lesser of the assets’ estimated useful lives (ranging from five to 40 years) or, if applicable, the periods of the leases. Determination of useful asset life is based on several factors requiring judgment by management and adherence to generally accepted accounting principles for depreciable periods. Judgment used by management in the determination of useful asset life could relate to any of the following factors: expected use of the asset; expected useful life of similar assets; any legal, regulatory, or contractual provisions that may limit the useful life; and other factors that may impair the economic useful life of the asset. Maintenance and repairs are charged to expense as incurred. Improvement costs, which extend the useful life of an asset, are capitalized to property accounts and depreciated over the asset's expected remaining life. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

Long-Lived Assets

The Company’s long-lived assets consist of property and equipment which includes leasehold improvements. At February 3, 2007, the Company had $51.5 million of property and equipment, net of accumulated depreciation, accounting for approximately 16.9% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses totaled $0.3 million, $0.2 million and $0.3 million in fiscal 2007, 2006 and 2005, respectively, and were recorded in selling, general administrative costs. For all years presented, the impairment losses related to the retail trade business segment.

Goodwill

At February 3, 2007, the Company had $1.4 million of goodwill, accounting for approximately 0.5% of the Company’s total assets. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill and other indefinite life intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill during the fourth quarter of fiscal 2007 and deemed that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. Changes in market conditions, among other factors, could have a material impact on these estimates.

2007 Annual Report

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

Loss from Discontinued Operations

The Company periodically closes under-performing stores. The Company believes that a store is a component under SFAS No. 144. Therefore, each store closure would result in the reporting of a discontinued operation unless the operations and cash flows from the closed store could be absorbed in some part by surrounding Company stores(s) within the same market area. Management evaluates certain factors in determining whether a closed store’s operations could be absorbed by surrounding store(s); the primary factor considered is the distance to the next closest Books-A-Million store. When a closed store results in a discontinued operation, the results of operations of the closed store include store closing costs and any related asset impairments. See Note 7 for discontinued operations disclosures.

In November 2004, the Emerging Issues Task Force ("EITF") issued EITF No. 03-13, "Applying the Conditions in Paragraph 42 of FASB No. 144 in Determining Whether to Report Discontinued Operations." EITF No. 03-13 addresses how an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. EITF No. 03-13 became effective with the fiscal year beginning January 30, 2005. Prior to the effective date of EITF No. 03-13, the Company was already reporting certain closed stores as discontinued operations (see footnote 7). Therefore, adopting this new guidance did not impact the Company’s financial position, results of operations or cash flows.

Store Opening Costs

Non-capital expenditures incurred in preparation for opening new retail stores are expensed as incurred.

Store Closing Costs

The Company continually evaluates the profitability of its stores. When the Company closes or relocates a store, the Company incurs unrecoverable costs, including net book value of abandoned fixtures and leasehold improvements, lease termination payments, costs to transfer inventory and usable fixtures and other costs of vacating the leased location. Such costs are primarily expensed as incurred and are included in selling, general and administrative costs. During fiscal 2007, 2006 and 2005, the Company recognized store closing costs of $418,000, $40,000 and $55,000, respectively.

Advertising Costs

The costs of advertising are expensed as incurred. Advertising costs, net of applicable vendor reimbursements of $1,413,000, $1,647,000 and $1,745,000, are charged to operating, selling and administrative expenses, and totaled $3,629,000, $3,578,000 and $3,207,000 for fiscal years 2007, 2006 and 2005, respectively.

Insurance Accruals

The Company is subject to large deductibles under its workers’ compensation and health insurance policies. Amounts are accrued currently for the estimated cost of claims incurred, both reported and unreported.

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

Accounts Receivable and Allowance for Doubtful Accounts

Receivables represent customer, landlord and other receivables due within one year and are net of any allowance for doubtful accounts. Net receivables were $10,171,000 and $10,802,000 for February 3, 2007 and January 28, 2006, respectively. Trade accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The collectability of trade receivable balances is regularly evaluated based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment patterns. If it is determined that a customer will be unable to fully meet its financial obligation, such as the case of a bankruptcy filing or other material events impacting its business, a specific reserve for doubtful accounts is recorded to reduce the related receivable to the amount expected to be recovered.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.

2007 Annual Report

Sales and Use Tax Contingencies

The Company is subject to potential ongoing sales and use tax audits, income tax audits and other tax issues for both its retail and electronic commerce segments. It is the policy of the Company to estimate any potential tax contingency liabilities based on various factors such as ongoing state and federal tax audits, historical results of audits at the state or federal level and specific tax issues. Accruals for potential tax contingencies are recorded by the Company when they are deemed to have a probable likelihood of a liability and the liability can be reasonably estimated.

Stockholders' Equity

Basic net income per share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution, using the treasury stock method that could occur if stock options are exercised or restricted stock granted to employees vested and resulted in an increase of common stock that then shared in the earnings of the Company. Diluted EPS has been computed based on the average number of shares outstanding including the effect of outstanding stock options and restricted stock, if dilutive, in each respective year. A reconciliation of the weighted average shares for basic and diluted EPS is as follows:

	Fiscal Year Ended
(In thousands)	2/3/07	1/28/06	1/29/05
Weighted average shares outstanding:
Basic	16,352	16,276	16,453
Dilutive effect of stock options outstanding	453	612	725
Diluted	16,805	16,888	17,178

Weighted options outstanding of 0, 94,000 and 157,000 for the years ended February 3, 2007, January 28, 2006 and January 29, 2005, respectively, were not included in the table above as they were anti-dilutive in those periods.

The Board of Directors discontinued a stock repurchase program in March of 2004 that was originally authorized in fiscal 2000. This program authorized the expenditure of $6.0 million to repurchase Company outstanding shares. The Company repurchased a total of 2,010,000 shares at a cost of $5,271,000 under this program.

In March 2004, the Board of Directors authorized a new common stock repurchase program for up to an additional 1.6 million shares, or 10% of the outstanding stock (“The March 2004 Plan”). Under the March 2004 Plan, the Company had repurchased 1,452,000 and 1,221,000 shares at a cost of $13,667,000 and $10,639,000 as of February 3, 2007 and January 28, 2006, respectively.

On June 8, 2006, the Board approved a new stock repurchase program (“The June 2006 Plan”). The program authorized the repurchase of up to $10 million in shares of the Company’s common stock over the next twelve months, but no specific number of shares was approved. This stock repurchase program replaced the March 2004 Plan.

On August 23, 2006, the Board approved an additional stock repurchase program (“The August 2006 Plan”). This program authorized the repurchase of up to additional $25 million in shares of the Company’s common stock over the next eighteen months. This program is in addition to the June 2006 Plan to repurchase up to $10 million in shares of common stock . Under the August 2006 Plan, the Company repurchased 300,000 shares at a cost of $4,436,000. Approximately $30.6 million in share repurchase authorization remained under the June 2006 and August 2006 Plans at February 3, 2007.

Additionally, in June 2005 the Company commenced a modified “Dutch Auction” tender offer (the “Tender Offer”) to purchase up to 4,000,000 shares of its outstanding common stock at a price per share of not less than $8.75 nor in excess of $10.00 per share, for an aggregate purchase price of up to $40.0 million. Pursuant to the Tender Offer, the Company purchased 56,406 shares of common stock at a purchase price of $10.00 per share, plus expenses for completing the Tender Offer, for a total cost of $1,040,000.

Disclosure of Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the accompanying financial statements at cost, which approximates fair value because of the short-term maturity of these instruments. Investments are reflected in the accompanying financial statements at current market value. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities at February 3, 2007 and January 28, 2006, the Company’s debt approximates fair value.

Stock-Based Compensation

On January 29, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment,” which revises SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires the Company to recognize expense related to the fair value of its stock-based compensation awards, including employee stock options.

2007 Annual Report

Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based compensation awards using the intrinsic value method as required by APB Opinion 25. Accordingly, the Company did not recognize compensation expense in the statement of income for options granted that had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. However, the Company did record compensation expense related to restricted stock units based on the market value of its stock at the date of grant. As required by SFAS No. 123, the Company also provided certain pro forma disclosures for stock-based awards as if the fair-value-based approach of SFAS No. 123 had been applied.

The Company has elected to use the modified prospective transition method as permitted by SFAS No. 123(R) and, therefore, has not restated its financial results for prior periods. Under this transition method, the Company applied the provisions of SFAS No. 123(R) to new awards and to awards modified, repurchased or cancelled after January 29, 2006. In addition, the Company will recognize compensation cost for the portion of awards for which the requisite service has not been rendered (unvested awards) that are outstanding as of January 29, 2006, as the remaining service is rendered. The compensation cost recorded for these awards will be based on their grant-date fair value as calculated for the pro forma disclosures required by SFAS No. 123.

Prior to fiscal 2007, the Company accounted for stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation cost for this plan is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per common share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 148 (“SFAS 148”) “Accounting for Stock-Based Compensation- Transaction and Disclosure – an Amendment of FASB statement No. 123” to stock-based employee compensation:

	Fiscal Year Ended
(In thousands, except per share amounts)	1/28/06	1/29/05
Net income, as reported	$13,067	$10,199
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	541	1,139
Pro forma net income	$12,526	$ 9,060
Net income per common share:
Basic – as reported	$ 0.80	$ 0.62
Basic – pro forma	$ 0.76	$ 0.55
Diluted – as reported	$ 0.77	$ 0.59
Diluted – pro forma	$ 0.74	$ 0.53

The Company’s pre-tax compensation cost for stock-based employee compensation was $1,559,000 ($982,000 net of taxes), $448,000 ($270,000 net of taxes) and $167,000 ($105,000) for the years ended February 3, 2007, January 28, 2006 and January 29, 2005, respectively. As a result of the adoption of SFAS No. 123(R), the financial results were lower than under our previous accounting method for share-based compensation for fiscal 2007 by the following amounts:

(In thousands)	2/3/07
Income from continuing operations before income taxes	$591,000
Income from continuing operations	$372,000
Net income	$372,000
Basic and diluted net earnings per common share	$ 0.02

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS No. 123(R) requires that cash flows from the exercise of stock options resulting from tax benefits in excess of recognized cumulative compensation cost (excess tax benefits) be classified as financing cash flows. For the year ended February 3, 2007 $2,567,000, of such excess tax benefits was classified as financing cash flows. Excess tax benefits for the years ended January 28, 2006 and January 29, 2005 were $613,000 and $943,000, respectively.

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133,” and SFAS No. 138, “Accounting for Certain Derivatives and Certain Hedging Activities,” and SFAS No.149, “Amendment of SFAS No. 133 on Derivatives and Hedging Activities.” SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. At February 3, 2007 and January 28, 2006, liabilities related to derivatives were classified as other long-term liabilities of $0 and $61,000, respectively.

2007 Annual Report

Comprehensive Income (Loss)

Comprehensive income (loss) is net income or loss, plus certain other items that are recorded directly to stockholders’ equity. The only such items currently applicable to the Company are the unrealized gains (losses) on the derivative instruments explained in Note 3.

Recent Accounting Pronouncements

In February 2006 the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). SFAS No. 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with SFAS No. 133. It will also allow an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. SFAS No. 155 is effective for all instruments acquired, issued or subject to a re-measurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

In March 2006 FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS No. 156”). SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability at fair value each time it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations. The Company is required to adopt SFAS No. 156 as of the beginning of its fiscal year that begins after September 15, 2006. The adoption of SFAS No. 156 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

In June 2006 FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the potential impact of adopting FIN 48.

In June 2006, the Emerging Issues Task Force (“EITF”) reached consensus on EITF Issue No. 06-3, Disclosure Requirements for Taxes Assessed by a Government Authority on Revenue-Producing Transactions (“EITF No. 06-3”). EITF 06-3 requires disclosure of a company’s accounting policy with respect to presentation of taxes collected on a revenue producing transaction between a seller and a customer. For taxes that are reported on a gross basis (included in revenues and costs), EITF 06-3 also requires disclosure of the amounts of taxes included in the financial statements. The Company records sales tax collected from its customers on a net basis. The Company adopted the recognition provisions of EITF 06-3 as of February 3, 2007 and has disclosed its policy within Note 1, “Summary of Significant Accounting Policies”.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 was issued to provide increased consistency and comparability in fair value measurements. Specifically, SFAS No. 157 creates a significant definition of fair value emphasizing fair value as a market-based measurement. The Company is required to adopt SFAS No. 157 as of the beginning of its fiscal year that begins after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), in which the Staff provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of assessing materiality.  The Company adopted SAB 108 as of February 3, 2007, as required. The adoption of SAB 108 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB No. 115” (“SFAS No. 159”). SFAS No. 159 permits all entities to elect to measure many financial instruments and certain other items at fair value with changes in fair value reported in earnings. The fair value option is generally applied on an instrument-by-instrument basis and may be elected for a single item without electing other identical items, even if issued in a single transaction. The Company is required to adopt SFAS No. 159 as of the beginning of its fiscal year that begins after November 15, 2007. The adoption of SFAS No. 159 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

2007 Annual Report

2.   Income Taxes

A summary of the components of the income tax provision is as follows (in thousands):

	Fiscal Year Ended
	2/3/07	1/28/06	1/29/05
Current:
Federal	$10,089	$6,495	$4,000
State	553	899	102
	$10,642	$7,394	$4,102
Deferred:
Federal	$338	$1,000	$1,681
State	127	162	207
	465	1,162	1,888

Provision for income taxes	$11,107	$8,556	$5,990

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	Fiscal Year Ended
	2/3/07	1/28/06	1/29/05
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income tax provision	1.7%	3.5%	0.9%
Nondeductible meals and entertainment expense	0.2%	0.3%	0.5%
Other	0.1%	0.8%	0.6%
Effective income tax rate	37.0%	39.6%	37.0%

Temporary differences (in thousands) which created deferred tax assets (liabilities) at February 3, 2007 and January 28, 2006, are as follows:

	As of 2/3/07		As of 1/28/06
	Current	Noncurrent	Current	Noncurrent
Depreciation	$ --	$ (1,215)	$ --	$ (1,612)
Accruals	2,639	--	2,247	--
Interest rate swap	--	--	4	--
Inventory	(5,769)	--	(4,371)	--
State net operating loss carry forwards	--	204	--	537
Deferred Rent	822	3,680	571	3,061
Prepaids	(1,477)	--	(1,464)	--
Amortization	--	(303)	--	(185)
Allowance for bad debts	293	--	359	--
State tax	--	(139)	--	--
	(3,492)	2,227	(2,654)	1,801
Less: Valuation allowances	--	(196)	--	(139)
Deferred tax asset (liability)	$ (3,492)	$ 2,031	$ (2,654)	$ 1,662

At February 3, 2007, the Company had state net operating loss carry forwards of approximately $4,814,000 that expire beginning in 2007 through 2024.

A valuation allowance for net deferred income tax assets has been recorded for $196,000 related to deferred taxes for a wholly-owned subsidiary. There are no other valuation allowances as the realization of the balance of the recorded deferred tax assets is considered more likely than not.

3.	Debt and Lines of Credit

The Company’s current credit facility allows for unsecured borrowings up to $100 million for which no principal payments are due until the facility expires in July 2011. Availability under the facility is reduced by outstanding letters of credit issued there under. Interest on borrowings under the credit facility is determined based upon applicable LIBOR rates and the Company’s rate spread, which varies depending on the maintenance of certain covenants. The credit facility contains financial and non-financial covenants, the most restrictive of which is the maintenance of a minimum fixed charge coverage ratio. The Company was in compliance with all covenants for fiscal 2007 and as of February 3, 2007. As of February 3, 2007 and January 28, 2006 there were no outstanding borrowings under this credit facility and the face amount of letters of credit issued under the credit facility were $2.9 million and $3.0 million, respectively. The maximum and average outstanding borrowings under the credit facility (excluding letters of credit issued there under) during fiscal 2007 were $1.8 million and $26,000, respectively.

2007 Annual Report

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

During fiscal 1996 and fiscal 1995, the Company acquired and constructed certain warehouse and distribution facilities with the proceeds of loans made pursuant to an industrial development revenue bond (the “Bond”), which was secured by a mortgage interest in these facilities. As of February 3, 2007 and January 28, 2006, there was $7.1 million and $7.2 million of borrowings outstanding, respectively, under these arrangements, which bear interest at variable rates (7.08% as of February 3, 2007). The Bond has a maturity date of December 1, 2019, with a purchase provision obligating the Company to repurchase the Bond, unless extended by the bondholder. In fiscal 2007, an unrelated bank purchased the Bond from the existing bondholder, and the new bondholder extended the date of the Company’s purchase obligation of the Bond until July 1, 2011 and did not require a mortgage interest to secure the bond. Such an extension may be renewed annually by the bondholder, at the Company’s request, to a date no more than five years from the renewal date. The Company entered into a $7.5 million interest rate swap in May 1996 that expired on June 7, 2006 and effectively fixed the interest rate on the Bond during that period at 8.73% (the “Bond Hedge”). The Company did not replace the Bond Hedge when it expired.

The Company’s hedges were designated as cash flow hedges because they are interest rate swaps that convert variable payments to fixed payments. Cash flow hedges protect against the variability in future cash outflows of current or forecasted debt and related interest expense. The changes in the fair value of these hedges are reported on the balance sheet with a corresponding adjustment to accumulated other comprehensive income (loss) or in earnings, depending on the type of hedging relationship. Over time, the amounts held in accumulated other comprehensive income (loss) were reclassified to earnings if the hedge transaction became ineffective.

Prior to its expiration, the Bond Hedge was reported as a liability in the accompanying consolidated balance sheets at a fair value of $61,000 as of January 28, 2006. For the fiscal years ending February 3, 2007, January 28, 2006 and January 29, 2005, adjustments of $7,000, $141,000, and $485,000 were recorded as unrealized gains in accumulated other comprehensive income (loss), after tax. During fiscal 2006, a portion of the bond hedge no longer qualified for hedge accounting under SFAS No. 133. Therefore, the Company de-designated a portion of the hedge resulting in an expense of $47,000 in fiscal 2006. During fiscal 2005, one of the $10 million interest rate swaps no longer qualified for hedge accounting under SFAS No. 133 and the Company de-designated the hedge resulting in an expense of $27,000 in fiscal 2005.

4.	Leases

The Company leases the premises for its retail bookstores under operating leases, which expire in various years through the year 2022. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance, and insurance). In addition to fixed minimum rentals, some of the Company’s leases require contingent rentals based on a percentage of sales. The Company also has minimal operating leases for equipment and trailer trucks.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of February 3, 2007 are as follows (in thousands):

Fiscal Year	Future Minimum Rent
2008	$ 33,445
2009	28,038
2010	22,438
2011	17,634
2012	12,257
Subsequent years	29,575
Total	$143,387

Rental expense for all operating leases consisted of the following (in thousands):

	Fiscal Year Ended
	2/3/07	1/28/06	1/29/05
Minimum rentals	$33,205	$30,944	$28,332
Contingent rentals	53	249	466
Total	$33,258	$31,193	$28,798

5.	Employee Benefit Plans

401(k) Profit-Sharing Plan

The Company and its subsidiaries maintain a 401(k) plan covering all employees who have completed six months of service and who

2007 Annual Report

are at least 21 years of age, and permit participants to contribute from 1% to 15% of compensation and participants over 50 years of age are allowed to make catch-up contributions. Limits to contributions by employees are established by the Internal Revenue Code. Company matching and supplemental contributions are made at management’s discretion. Company matching contributions were 70%, 70% and 70% for fiscal 2007, 2006 and 2005, respectively. The employer contributions are made on employee contributions up to a maximum of 6% of the employee’s salary. The expense under this plan was $472,000, $806,000 and $675,000 in fiscal 2007, 2006 and 2005, respectively.

2005 Incentive Award Plan

On June 1, 2005, the stockholders of the Company approved the adoption of the Books-A-Million, Inc. 2005 Incentive Award Plan (the “2005 Plan”) for a total of 300,000 shares. On June 8, 2006, the stockholders of the Company approved an additional 300,000 shares to be awarded under the Plan. An aggregate of 600,000 shares of common stock may be awarded under the 2005 Plan. From June 1, 2005 through February 3, 2007, awards under the 2005 Plan consisted solely of awards of restricted stock. Each year the compensation committee makes awards to the Company’s officers and key employees pursuant to the terms of the plan. In addition, directors who have served eleven consecutive months are eligible for awards as well as new directors appointed to the Board. Shares granted under the 2005 Plan (net of cancellations) were 161,800 and 78,933 in fiscal 2007 and 2006, respectively. The compensation expense related to these grants is being expensed over the vesting period for the individual grants. The Company has recorded $643,000 and $224,000 of stock-based compensation for the restricted stock grants in fiscal 2007 and 2006, respectively.

There are two types of restricted stock awards to employees. The first type of restricted stock award is “career based shares.” Career based shares are completely unvested until the last day of the fifth fiscal year after the date of the grant whereupon such career based shares vest in full if the employee who received the grant is then employed by the Company. The compensation expense for these shares is recognized ratably over the five-year requisite service period. The second type of restricted stock award is “performance based shares.” Performance based shares are earned based on the achievement of certain performance goals for the fiscal year in which they are granted. If the performance goals are met, the performance based shares vest in 50% increments at the end of the first and second fiscal years after the fiscal year in which they were granted if the employee who received the grant is then employed by the Company. Compensation expense for these shares is recognized ratably over the period beginning on the date the Company determines that it is probable the performance goals will be achieved and ending on the last day of the vesting period.

Additionally, there are annual restricted stock grants to directors. Each director who has served at least eleven consecutive months as of the Company’s annual meeting of stockholders receives a restricted stock grant, which shares of restricted stock vest in one-third increments on each of the first, second and third anniversaries of the grant date. The expense related to the directors’ grants is recognized ratably over the three-year vesting period.

Executive Incentive Plan

The Company maintains an Executive Incentive Plan (the “Incentive Plan”). The Incentive Plan provides for awards to certain executive officers of either cash or shares of restricted stock. The Company has always issued awards in the form of restricted stock. Issuance of awards under the Incentive Plan is based on the Company achieving pre-established performance goals during a three consecutive fiscal year performance period. Awards issued under the Incentive Plan for a particular performance period vest on the third anniversary of the last day of such performance period if the recipient remains employed by the Company on such vesting date. Awards under the Incentive Plan are expensed ratably over the period from the date that the issuance of such awards becomes probable through the end of the restriction period. Awards granted under the Incentive Plan for the three year performance periods ended February 3, 2007, January 28, 2006, and January 29, 2005 totaled $100,000 (6,707 shares), $592,000 (50,824 shares) and $364,000 (39,116 shares), respectively. The final grant for the Incentive Plan was awarded in March 2006 for the January 28, 2006 three year performance period. There will be no future awards under the Incentive Plan.

Restricted Stock Table

A combined summary of the status of restricted stock grants to employees and directors under the 2005 Incentive Award Plan and the Executive Incentive Plan is as follows (shares in thousands):

		Fiscal Year Ended
		February 3, 2007
	Shares	Weighted Average Grant Date Fair Value
Shares at beginning of period	214	$ 9.70
Shares granted	169	$12.29
Shares vested	(66)	$ 7.82
Shares forfeited	(36)	$10.72
Shares at end of period	281	$11.56

Stock Option Plan

In April 1999, the Company adopted the Stock Option Plan which provided for option grants to executive officers, directors, and key employees. Upon the approval of the 2005 Incentive Award Plan by the Company’s stockholders at the Company’s annual meeting held in June 2005, the board determined that no more awards would be made under the Stock Option Plan. Options previously

2007 Annual Report

issued under the Stock Option Plan remain valid. All options granted prior to January 9, 2001 vested over a five-year period and expired on the sixth anniversary of the date of grant, and all options granted on and after January 9, 2001 vest over a three-year period and expire on the tenth anniversary of the date of grant. All options have exercise prices equal to the fair market value of the common stock on the date of grant. A summary of the status of the Company’s stock option plan is as follows (shares in thousands):

	Fiscal Year Ended
	February 3, 2007		January 28, 2006		January 29, 2005
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	814	$3.77	1,506	$ 5.19	2,296	$ 5.22
Granted	--	N/A	--	N/A	35	8.64
Exercised	(540)	3.11	(640)	6.82	(533)	2.54
Forfeited	(4)	4.80	(52)	7.13	(292)	10.65
Outstanding at end of year	270	$5.09	814	$ 3.77	1,506	$ 5.19
Exercisable at end of year	268	$5.08	566	$ 3.30	949	$ 5.71
Weighted average fair value of options granted		N/A		N/A		$ 8.64

The fair value of the options granted under the Company’s stock option plan during fiscal 2005 were estimated on their date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: $0.03 per quarter dividend yield; expected stock price volatility rate of 44%; risk free interest rate of 3.45% to 4.31%; and expected lives of six or ten years. No options were granted in fiscal year 2007 and 2006.

During fiscal years 2007, 2006 and 2005, the Company recognized tax benefits related to the exercise of stock options in the amount of $2,567,000, $613,000 and $943,000, respectively. The tax benefits were credited to paid-in capital in the respective years.

The total intrinsic value of stock options exercised during the year ended February 3, 2007 was $6,878,000.

The following table summarizes information about stock options outstanding as of February 3, 2007 (shares in thousands):

	Options Outstanding			Options Exercisable
		Weighted
	Number	Average		Number
	Outstanding at	Remaining	Weighted	Exercisable at	Weighted
Range of	February 3,	Contractual	Average	February 3,	Average
Exercise Price	2007	Life (Years)	Exercise Price	2007	Exercise Price
$1.69 - $ 2.37	50	5.95	$2.35	50	$2.35
$2.68 - $ 5.85	71	5.21	$3.07	69	$2.99
$6.13 - $9.62	149	7.13	$6.98	149	$6.98
Totals	270	6.40	$5.09	268	$5.08

The aggregate intrinsic values of outstanding options and exercisable options under the Stock Option Plan at February 3, 2007 were $3,661,000 and $3,637,000, respectively.

Other Information

As of February 3, 2007 the Company has $2,185,000 of total unrecognized compensation cost related to non-vested awards granted under our various share-based plans, which it expects to recognize over the following fiscal years:

Fiscal Year	Stock-based Compensation Expense
2008	$ 986,000
2009	$ 750,000
2010	$ 265,000
2011	$ 184,000
Total	$2,185,000

The Company received cash from options exercised during the fiscal years 2007, 2006 and 2005 of $1,680,000, $4,347,000, and $1,359,000 respectively. The impact of these cash receipts is included in financing activities in the accompanying Consolidated Statements of Cash Flows.

The number of shares of common stock currently reserved under the 2005 Plan for stock-based compensation programs as of

2007 Annual Report

February 3, 2007 is 427,000 shares.

Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan under which 400,000 shares of the Company’s common stock are reserved for purchase by employees at 85% of the fair market value of the common stock at the lower of the market value for the Company’s stock as of the beginning of the fiscal year or the end of the fiscal year. Of the total reserved shares, 268,167 shares have been purchased as of February 3, 2007.

Executives’ Deferred Compensation Plan

During fiscal 2006, the Board adopted the Books-A-Million, Inc. Executives’ Deferred Compensation Plan (the “Executives’ Deferred Compensation Plan”). The Executives’ Deferred Compensation Plan provides a select group of management or highly compensated employees of the Company and certain of its subsidiaries (the “Participants”) with the opportunity to defer the receipt of certain cash compensation. Each Participant may elect to defer under the Executives’ Deferred Compensation Plan a portion of his or her cash compensation that may otherwise be payable in a calendar year. A Participant’s compensation deferrals are credited to the Participant’s bookkeeping account (the “Account”) maintained under the Executives’ Deferred Compensation Plan. Each Participant’s Account is credited with a deemed rate of interest and/or earnings or losses depending upon the investment performance of the deemed investment option.

With certain exceptions, a Participant’s Account will be paid after the earlier of: (1) a fixed payment date, as elected by the Participant (if any); or (2) the Participant’s separation from service with Company or its subsidiaries. Participants may generally elect that payments be made in a single sum or installments in the year specified by the Participant or upon their separation from service with the Company. Additionally, a Participant may elect to receive payment upon a Change of Control, as defined in, and to the extent permitted by, Section 409A of the Internal Revenue Code of 1986, as amended.

Directors’ Deferred Compensation Plan

During fiscal 2006, the Board adopted the Books-A-Million, Inc. Directors’ Deferred Compensation Plan (the “Directors’ Deferred Compensation Plan”). The Directors’ Deferred Compensation Plan provides the Non-Employee Directors with the opportunity to defer the receipt of certain amounts payable for serving as a member of the Board (the “Fees”). A Non-Employee Director’s Fee deferrals are credited to the Non-Employee Director’s bookkeeping account (the “Account”) maintained under the Directors’ Deferred Compensation Plan. Each participating Non-Employee Director’s Account is credited with a deemed rate of interest and/or earnings or losses depending upon the investment performance of the deemed investment option.

With certain exceptions, a participating Non-Employee Director’s Account will be paid after the earlier of: (1) a fixed payment date, as elected by the participating Non-Employee Director (if any); or (2) the participating Non-Employee Director's separation from service on the Board. The participating Non-Employee Director may generally elect that payments be made in a single sum or installments in the year specified by the participating Non-Employee Director or upon the Non-Employee Director’s separation from service on the Board. Additionally, a participating Non-Employee Director may elect to receive payment upon a Change of Control, as defined in, and to the extent permitted by, Section 409A of the Internal Revenue Code of 1986, as amended.

6.	Related Party Transactions

Certain stockholders and directors (including certain officers) of the Company have controlling ownership interests in other entities with which the Company conducts business. Transactions between the Company and these various other entities (“related parties”) are summarized in the following paragraphs:

The Company purchases a substantial portion of its magazines as well as certain seasonal music and newspapers from Anderson Media Corporation (“Anderson Media”), an affiliate through common ownership. During fiscal 2007, 2006 and 2005, purchases of these items from Anderson Media totaled $24,702,000, $30,746,000 and $27,405,000, respectively. The Company purchases certain of its collectibles, gifts and books from Anderson Press, Inc. (“Anderson Press”), an affiliate through common ownership. During fiscal 2007, 2006 and 2005, such purchases from Anderson Press totaled $1,423,000, $1,272,000 and $1,122,000, respectively. The Company purchases certain of its greeting cards and gift products from C.R. Gibson, Inc., an affiliate through common ownership. The purchases of these items in fiscal 2007, 2006 and 2005 were $447,000, $223,000 and $371,000, respectively. The Company utilizes import sourcing and consolidation services from Anco Far East Importers, LTD (“Anco Far East”), an affiliate through common ownership. The total paid to Anco Far East was $2,391,000, $2,113,000 and $1,075,000 for fiscal 2007, 2006 and 2005, respectively. These amounts paid to Anco Far East primarily included the actual cost of the product, as well as fees for sourcing and consolidation services. All other costs, other than the sourcing and consolidation service fees, were passed through from other vendors. Anco Far East fees, net of the passed-through costs, were $167,000, $148,000 and $75,000, respectively.

The Company sold books to Anderson Media in the amounts of $2,430,000, $1,017,000 and $115,000 in fiscal 2007, 2006 and 2005, respectively. During fiscal 2007, 2006 and 2005, the Company provided $0, $11,000, and $296,000, respectively, of Internet services to Magazines.com.

The Company leases its principal executive offices from a trust, which was established for the benefit of the grandchildren of Mr.

2007 Annual Report

Charles C. Anderson, a former member of the Board of Directors. The lease term is month to month. During fiscal 2007, 2006 and 2005, the Company paid rent of $137,000 in each year to the trust under this lease. Anderson & Anderson LLC (“A&A”), which is an affiliate through common ownership, also leases three buildings to the Company. During fiscal 2007, 2006 and 2005, the Company paid A&A a total of $448,000, $445,000, and $441,000, respectively, in connection with such leases. There were no future minimum rental payments on any of the four leases at February 3, 2007. The Company subleases certain property to Hibbett Sporting Goods, Inc. (“Hibbett”), a sporting goods retailer in the southeastern United States. The Company’s Executive Chairman, Clyde B. Anderson, is a member of Hibbett’s board of directors. During fiscal 2007, 2006 and 2005, the Company received $191,000 each year in rent payments from Hibbett.

The Company shares ownership of a plane, which the Company uses in the operations of its business, with an affiliated company. The Company rents the plane to affiliated companies at rates that cover all the variable costs and a portion of the fixed costs of operating the plane. The total amounts received from affiliated companies for use of the plane in fiscal 2007, 2006 and 2005 were $388,000, $146,000 and $110,000, respectively. The Company also occasionally rents a plane from A&A at rates that cover all of the variable costs and a portion of the fixed costs of operating the plane. The amounts paid to A&A for plane rental were $47,000, $70,000 and $92,000 for fiscal 2007, 2006 and 2005, respectively.

7.	Income or (Loss) from Discontinued Operations

The Company closed one store in fiscal 2007 in a market located in Georgia where the Company does not expect another of its existing stores to absorb the closed store customers. The store sales and operating results for fiscal 2007 have not been included in discontinued operations because the impact on the financial statements was immaterial. The Company continues to report in discontinued operations stores closed in prior years where the Company does not expect to retain the closed stores’ customers at another store. For fiscal 2007 the closed store had sales of $139,000 and pretax operating loss of $90,000.

Discontinued operations represent the results for the closed stores for the years presented due to the fiscal 2006 closure of two retail stores in markets located in Tennessee and West Virginia and the fiscal 2005 closure of two retail stores in markets located in Florida and Mississippi where the Company does not expect another of its existing stores to absorb the closed store customers. For fiscal 2006 and 2005 the closed stores had sales of $689,000 and $2,503,000, and pretax operating income (loss) of $27,000 and $(29,000), respectively. Included in the loss on discontinued operations are impairment losses of $0 and $14,000 for fiscal 2006 and 2005, respectively. Also, included in the loss on discontinued operations are store closing costs of $20,000 and $50,000 for fiscal 2006 and 2005, respectively.

8.	Business Segments

The Company has two reportable segments: retail trade and electronic commerce trade. The retail trade segment is a strategic business segment that is engaged in the retail trade of mostly book merchandise and includes the Company’s distribution center operations, which supplies merchandise predominantly to the Company’s retail stores. The electronic commerce trade segment is a strategic business segment that transacts business over the Internet and is managed separately due to divergent technology and marketing requirements. The Company evaluates performance of the segments based on profit and loss from operations before interest and income taxes. Certain intersegment cost allocations have been made based upon consolidated and segment revenues. Shipping income related to internet sales is included in net sales, and shipping expense is included in cost of sales.

Fiscal Year Ended
Segment information (in thousands)	2/3/07	1/28/06	1/29/05
Net Sales
Retail Trade	$512,967	$496,609	$465,732
Electronic Commerce Trade	26,048	27,605	26,656
Intersegment Sales Elimination	(18,599)	(20,463)	(18,289)
Net Sales	$520,416	$503,751	$474,099

Operating Profit
Retail Trade	$ 29,223	$ 22,431	$ 16,908
Electronic Commerce Trade	1,400	1,027	909
Intersegment Elimination of Certain Costs	(524)	(421)	275
Total Operating Profit	$ 30,099	$ 23,037	$ 18,092

Assets
Retail Trade	$303,110	$310,447
Electronic Commerce Trade	927	1,286
Intersegment Sales Elimination	--	(74)
Total Assets	$304,037	$311,659

2007 Annual Report

9.   Commitments and Contingencies

The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position, results of operations or cash flows of the Company.

From time to time, the Company enters into certain types of agreements that require the Company to indemnify parties against third party claims. Generally, these agreements relate to: (a) agreements with vendors and suppliers, under which the Company may provide customary indemnification to its vendors and suppliers in respect of actions they take at the Company’s request or otherwise on its behalf, (b) agreements with vendors who publish books or manufacture merchandise specifically for the Company to indemnify the vendors against trademark and copyright infringement claims concerning the books published or merchandise manufactured on behalf of the Company, (c) real estate leases, under which the Company may agree to indemnify the lessors for claims arising from the Company’s use of the property, and (d) agreements with the Company’s directors, officers and employees, under which the Company may agree to indemnify such persons for liabilities arising out of their relationship with the Company. The Company has Directors and Officers Liability Insurance, which, subject to the policy’s conditions, provides coverage for indemnification amounts payable by the Company with respect to its directors and officers up to specified limits and subject to certain deductibles.

The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company’s balance sheet at February 3, 2007 and January 28, 2006, as such liabilities are considered de minimis.

10.	Gain on Insurance Recoveries

In fiscal 2006 the Company recognized an insurance gain of $754,000, net of taxes, related to insurance recoveries for hurricane damage suffered at certain stores in fiscal 2005. The insurance recovery amount was finalized with the insurance company during the third quarter of fiscal 2006 (for stores damaged by hurricanes in fiscal 2005), and therefore the gain was recorded in the respective period.

11.	Cash Dividend

On March 30, 2007, the Board of Directors declared a quarterly dividend of $0.09 per share to be paid on April 27, 2007 to stockholders of record at the close of business on April 13, 2007. The Company intends to pay quarterly dividends in the future, subject to Board approval.

12.	Accrued Expenses

Accrued expenses consist of the following (in thousands):

	As of 2/3/07	As of 1/28/06
Accrued expenses:
Salaries, wages and employee benefits	$ 7,548	$ 9,356
Giftcard liabilities to customers	9,612	8,968
Deferred club card income	5,399	4,815
Taxes, other than income	4,992	4,314
Rent	2,754	3,009
Other	8,279	14,997
	$38,584	$45,459

2007 Annual Report

13. Summary of Quarterly Results (Unaudited)

The following tables set forth certain unaudited financial data for the quarters indicated:

	Fiscal Year Ended February 3, 2007
	First	Second	Third	Fourth (2)	Total
(In thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year
Net revenue	$113,887	$121,209	$110,692	$174,628	$520,416
Gross profit	32,610	34,918	29,087	60,113	156,728
Operating profit (loss)	2,592	4,053	(314)	23,768	30,099
Net income (loss)	1,512	2,457	(201)	15,119	18,887
Net income (loss) per share – basic (1)	0.09	0.15	(0.01)	0.92	1.16
Net income (loss) per share – diluted	0.09	0.14	(0.01)	0.90	1.12

	Fiscal Year Ended January 28, 2006
	First	Second	Third	Fourth	Total
(In thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year
Net revenue	$112,866	$122,277	$107,515	$161,093	$503,751
Gross profit	31,611	34,054	28,117	52,803	146,585
Operating profit (loss)	2,105	3,182	(1,019)	18,769	23,037
Net income (loss)	1,060	1,701	(873)	11,179	13,067
Net income (loss) per share – basic	0.07	0.10	(0.05)	0.68	0.80
Net income (loss) per share – diluted	0.06	0.10	(0.05)	0.66	0.77

(1) The sum of the quarterly amounts are different from the annual per share amounts because of differences in the weighted average number of common and common equivalents shares used in the quarterly and annual computations.

(2) The Company changed its estimate of gift card liabilities which resulted in recognition of $2.3 million in gift card breakage income during the fourth quarter of fiscal 2007 as disclosed in note 1.

2007 Annual Report

REPORT OF GRANT THORNTON, LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,

ON FINANCIAL STATEMENTS

Board of Directors and

Shareholders of Books-A-Million, Inc.

We have audited the accompanying consolidated balance sheets of Books-A-Million, Inc. and subsidiaries as of February 3, 2007 and January 28, 2006 and the related statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Books-A-Million, Inc. and subsidiaries as of February 3, 2007 and January 28, 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the financial statements, Books-A-Million, Inc. adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” effective January 29, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Books-A-Million, Inc.’s internal control over financial reporting as of February 3, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 18, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal controls over financial reporting.

/s/ GRANT THORNTON LLP

Atlanta, Georgia

April 18, 2007

2007 Annual Report

REPORT OF GRANT THORNTON, LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and

Shareholders of Books-A-Million, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Controls Over Financial Reporting, that Books-A-Million, Inc. maintained effective internal control over financial reporting as of February 3, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Books-A-Million, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Books-A-Million, Inc. maintained effective internal control over financial reporting as of February 3, 2007, is fairly stated, in all material respects, based on the Internal Control – Integrated Framework issued by the COSO. Also in our opinion, Books-A-Million, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 3, 2007, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Books-A-Million, Inc. as of February 3, 2007 and January 28, 2006, and the related statements of income, stockholders' equity, and cash flows for the years then ended and our report dated April 18, 2007 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Atlanta, Georgia

April 18, 2007

2007 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

BOOKS-A-MILLION, INC.

BIRMINGHAM, ALABAMA

We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of Books-A-Million, Inc. and subsidiaries (the "Company") for the fiscal year ended January 29, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows for the fiscal year ended January 29, 2005 of Books-A-Million, Inc. and subsidiaries, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Birmingham, Alabama

April 25, 2005 (April 12, 2006 as to Note 7)

2007 Annual Report

DIRECTORS AND CORPORATE OFFICERS

Board of Directors	Corporate Officers

Clyde B. Anderson	Clyde B. Anderson
Executive Chairman of the Board	Executive Chairman of the Board

Sandra B. Cochran	Sandra B. Cochran
President, Chief Executive Officer and Secretary	President, Chief Executive Officer and Secretary

Terry C. Anderson	Terrance G. Finley
Chief Executive Officer and President,	President, Books-A-Million, Inc. Merchandising Group
American Promotional Events, Inc.
Douglas G. Markham
Ronald G. Bruno	Chief Financial Officer
President,
Bruno Capital Management Corporation

Albert C. Johnson
Independent Financial Consultant and Retired Partner, Arthur Andersen LLP

Dr. J. Barry Mason,
Dean, Culverhouse College of Commerce
The University of Alabama

William H. Rogers, Jr.
Executive Vice President,
SunTrust Banks, Inc.

2007 Annual Report

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

Post Office Box 64854

St Paul, Minnesota 55164-0854

Fax: (651) 450-4033

Independent Registered Public Accounting Firm

Grant Thornton LLP

Atlanta, Georgia

Form 10-K and Investor Contact

A copy of the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2007, as filed with the Securities and Exchange Commission, as well as key committee charters and code of conduct, are available without charge to stockholders upon written request. Such requests and other investor inquiries should be directed to Douglas G. Markham, the Company’s Chief Financial Officer, or you can view those items at www.booksamillioninc.com.

Market and Dividend Information

Common Stock

The Common Stock of Books-A-Million, Inc., is traded in the NASDAQ National Market under the symbol BAMM. The chart below sets forth the high and low stock prices for each quarter of the fiscal years ending February 3, 2007 and January 28, 2006.

Quarter Ended	High	Low	Dividends Declared
January 2007	$22.69	$18.65	$0.09
October 2006	20.11	14.64	0.08
July 2006	18.49	14.00	0.08
April 2006	13.45	10.62	0.08
January 2006	11.55	8.76	0.08
October 2005	10.29	8.16	0.05
July 2005	10.26	7.47	0.05
April 2005	9.82	7.25	0.05

The closing price on March 30, 2007 was $14.14. As of that date Books-A-Million, Inc. had approximately 7,250 stockholders based on the number of individual participants represented by security position listings.

2007 Annual Report

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among Books-A-Million, Inc., The NASDAQ Composite Index and The NASDAQ Retail Trade Stock Index

The following indexed line graph indicates the Company’s total return to stockholder’s from February 1, 2002 to February 2, 2007, the last trading day prior to the Company’s 2007 fiscal year end, as compared to the total return for the NASDAQ Composite Index and the NASDAQ Retail Trade Stock Index for the same period.

	Feb 1,	Jan 31,	Jan 30,	Jan 28,	Jan 27,	Feb 2,
	2002	2003	2004	2005	2006	2007
Books-A-Million, Inc.	$100	$78	$213	$306	$373	$613
NASDAQ Composite Index	$100	$70	$109	$107	$122	$131
NASDAQ Retail Trade Stocks	$100	$81	$119	$143	$155	$168

This graph is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section. This graph shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except as otherwise noted in such filing.

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders will be held on May 29, 2007, at 10:00 a.m. central time, at The Harbert Center, 2019 Fourth Avenue North, Birmingham, Alabama 35203. Stockholders of record as of March 30, 2007, are invited to attend this meeting.

2007 Annual Report

402 Industrial Lane

Birmingham, Alabama 35211

www.booksamillioninc.com