Form 10-K, Exhibit 13
period 2008-02-02
BOOKS A MILLION INC
filed 2008-04-17
CIK 891919

2008 Annual Report

Exhibit 13

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

FIVE-YEAR HIGHLIGHTS

	For the Fiscal Year Ended:
(In thousands, except per share amounts)	2/2/08	2/3/07(1)	1/28/06	1/29/05	1/31/04
Statement of Income Data	52 weeks	53 weeks	52 weeks	52 weeks	52 weeks
Net revenue	$535,128	$520,416	$ 503,751	$ 474,099	$ 457,234
Net income	16,522	18,887	13,067	10,199	7,126
Earnings per share – diluted	1.01	1.12	0.77	0.59	0.42
Weighted average shares – diluted	16,302	16,805	16,888	17,178	16,789
Capital investment	16,878	14,907	11,297	14,923	10,402
Dividends per share - declared	3.36	0.33	0.23	0.23	0.00

Balance Sheet Data
Property and equipment, net	$53,514	$ 51,471	$ 51,001	$ 55,946	$ 59,892
Total assets	284,833	304,037	311,659	300,812	296,398
Long-term debt	6,975	7,100	7,200	7,500	20,640
Stockholders’ equity	99,051	157,034	145,009	134,859	131,001

Other Data
Working capital	$58,785	$117,737	$ 106,637	$ 95,382	$ 104,723
Debt to total capital ratio	0.26	0.04	0.05	0.05	0.14

Operational Data
Total number of stores	208	206	205	206	202
Number of superstores	184	179	173	168	163
Number of traditional stores	24	27	32	38	39

(1)	The year ended February 3, 2007 included an extra week and $2.3 million of gift card breakage from prior periods.

2008 Annual Report

TO OUR STOCKHOLDERS:

Fiscal Year 2008 was a year of stark contrasts. The summer brought the unprecedented success of the publication of the final book in the Harry Potter series and the fall brought a difficult holiday sales environment and the beginnings of what we now know to be a significant economic slowdown. Despite the tough environment we were able to control costs, manage our inventory and deliver solid earnings.

Our core book department business was down slightly for the year, however several categories performed well. Fiction sales were very strong, driven by commercial fiction and the January publication of John Grisham’s The Appeal and Stephen King’s Duma Key. The biography category experienced the phenomenal success of Elizabeth Gilbert’s memoir, Eat, Pray, Love. We also built on the positive sales trends in teen, graphic novels and our Faithpoint inspirational book category. Children’s books were an obvious bright spot with sales of Harry Potter and The Deathly Hallows setting new records and the ongoing growth of the broader category.

Our stores also produced solid gains in bargain books and gifts with toys and games emerging as an exciting growth opportunity. Our investment in new fixtures in the gift departments paid off and we continue to adjust our store model to exploit the growth areas of our business.

We opened 9 new stores during the year and were pleased with their performance. We intend to grow somewhat faster in the year ahead with an eye toward both filling in our existing real estate footprint and expanding to high growth markets.

We see a challenging year ahead as we face the economic headwinds that have developed in recent months. We remain focused on the fundamentals of our business and committed to a disciplined approach to delivering results.

Clyde B. Anderson	Sandra B. Cochran
Executive Chairman of the Board	President, Chief Executive Officer and Secretary

FINANCIAL HIGHLIGHTS	Fiscal Year Ended
(In thousands, except per share amounts)	2/2/08	2/3/07
Net revenue	$535,128	$520,416
Operating profit	27,420	30,099
Net income	16,522	18,887
Net income per share – diluted	1.01	1.12
Dividends per share – declared	3.36	0.33

	As of
(In thousands)	2/2/08	2/3/07
Working capital	$58,785	$117,737
Total assets	284,833	304,037
Stockholders’ equity	99,051	157,034

2008 Annual Report

SELECTED CONSOLIDATED FINANCIAL DATA
	Fiscal Year Ended
(In thousands, except per share data)	2/2/08	2/3/07	1/28/06	1/29/05	1/31/04
Statement of Operations Data:	52 weeks	53 weeks	52 weeks	52 weeks	52 weeks
Net revenue	$535,128	$520,416	$503,751	$474,099	$457,234
Cost of products sold, including warehouse distribution and store occupancy costs	376,580	363,688	357,166	339,012	330,150
Gross profit	158,548	156,728	146,585	135,087	127,084
Operating, selling and administrative expenses	117,139	112,560	109,160	99,207	93,974
Gain on insurance recovery		--	1,248	--	--
Depreciation and amortization	13,989	14,069	15,636	17,788	18,065
Operating profit	27,420	30,099	23,037	18,092	15,045
Interest expense, net	1,346	105	1,441	1,874	2,909
Income from continuing operations before income taxes	26,074	29,994	21,596	16,218	12,136
Provision for income taxes	9,552	11,107	8,545	6,001	4,613
Income from continuing operations	16,522	18,887	13,051	10,217	7,523

Discontinued operations:
(Loss) income from discontinued operations (including impairment charge)	--	--	27	(29)	(641)
Income tax provision (benefit)	--	--	11	(11)	(244)
(Loss) income from discontinued operations	--	--	16	(18)	(397)
Net income	$16,522	$ 18,887	$ 13,067	$ 10,199	$ 7,126

Net income per common share:
Basic:
Income from continuing operations	$1.03	$ 1.16	$ 0.80	$ 0.62	$ 0.46
Loss from discontinued operations	--	--	--	--	(0.02)
Net income per share	$1.03	$ 1.16	$ 0.80	$ 0.62	$ 0.44
Weighted average number of shares outstanding - basic	16,089	16,352	16,275	16,453	16,279

Diluted:
Income from continuing operations	$1.01	$ 1.12	$ 0.77	$ 0.59	$ 0.45
Loss from discontinued operations	--	--	--	--	(0.03)
Net income per share	$1.01	$ 1.12	$ 0.77	$ 0.59	$ 0.42
Weighted average number of shares outstanding - diluted	16,302	16,805	16,888	17,178	16,789

Dividends per share – declared	$3.36	$ 0.33	$ 0.23	$ 0.23	--

Balance Sheet Data:
Property and equipment, net	$53,514	$ 51,471	$ 51,001	$ 55,946	$ 59,892
Total assets	284,833	304,037	311,659	300,812	296,398
Long-term debt	6,975	7,100	7,200	7,500	20,640
Stockholders’ investment	99,051	157,034	145,009	134,859	131,001

Other Data:
Working capital	$58,785	$117,737	$106,637	$ 95,382	$104,723

2008 Annual Report

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

General

The Company was founded in 1917 and currently operates 208 retail bookstores concentrated primarily in the southeastern United States. Of the 208 stores, 184 are superstores that operate under the names Books-A-Million and Books & Co., and 24 are traditional stores that operate under the Bookland and Books-A-Million names. In addition to the retail store formats, the Company offers its products over the Internet at www.booksamillion.com . As of February 2, 2008, the Company employed approximately 5,000 full and part-time employees.

The Company’s growth strategy is focused on opening superstores in new and existing market areas, particularly in the Southeast. In addition to opening new stores, management intends to continue its practice of reviewing the profitability trends and prospects of existing stores and closing or relocating under-performing stores. During fiscal 2008, the Company opened nine stores, closed seven stores and relocated three stores.

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

Executive Summary

The purpose of this section is to provide a brief summary overview of the 52-week period ended February 2, 2008. Additional detail about the income statement and balance sheet is provided in the pages following this summary.

Income Statement

For the 52-week period ended February 2, 2008, Books-A-Million reported net income of $16.5 million. This represents a 12.5% reduction from the 53-week period ended February 3, 2007. The decrease is primarily attributable to two events that occurred in fiscal year 2007. First, the 2007 fiscal year included one week more than fiscal year 2008. This additional week produced $9.0 million in net sales. Secondly, the 2007 fiscal year included one-time additional sales income of $2.3 million related to the recognition of gift card breakage from prior years. Without these two items, fiscal year 2007 net income would have been $16.8 million or $0.3 million higher than fiscal year 2008.

Consolidated net revenue increased $25.9 million, or 5.1% in the 52-week ended February 2, 2008, compared to the 52-week period ended February 3, 2007 (which excludes the $9.0 million of additional sales from the 53rd week and the one-time additional sales income of $2.3 million from prior year gift card breakage recorded in fiscal year 2007). Comparable store sales increased 1.4% in fiscal year 2008 compared to the 52 week period ended February 3, 2007. The increase is primarily due to increased sales in best sellers and promotional items.

Gross profit, which includes cost of sales, distribution costs and occupancy costs, increased $1.8 million, or 1.2%, in the 52-week period ended February 2, 2008, compared to the 53-week period ended February 3, 2007. Excluding the additional week and one-time sales income associated with prior year gift card breakage recorded in fiscal year 2007, gross profit increased $7.1 million or 4.7% in fiscal year 2008. Gross profit as a percentage of sales decreased over the same period. The decrease is attributable to higher occupancy costs offset by higher club card membership income and lower markdowns and inventory shrinkage.

Consolidated operating profit was $27.4 million for the 52-week period ended February 2, 2008, compared to $30.1 million for the 53-week period ended February 3, 2007. Excluding the extra week and gift card breakage recorded in fiscal 2007, operating profit increased $0.6 million during fiscal 2008. This increase was primarily attributable to increased store sales.

Balance Sheet

Current assets decreased $21.6 million in fiscal year 2008 compared to fiscal year 2007. The decrease is primarily attributable to the $28.5 million decrease in cash and cash equivalents. This is partially offset by a $6.6 million increase in inventory. The decrease in cash and cash equivalents is primarily the result of the increase in shares repurchased, and the increase in dividends paid during fiscal 2008, and the reduction in sales during the fourth quarter. The increase in inventory is primarily due to the sales shortfall in the fourth quarter.

2008 Annual Report

Current liabilities increased $37.4 million in fiscal year 2008 compared to fiscal year 2007. The increase is primarily attributable to the $28.0 million increase in short-term borrowings and a $4.8 million increase in accounts payable. Accounts payable increased primarily due to a change in payment practices to more effectively meet vendor payment guidelines. The increase in short-term borrowings is the result of the increase in shares repurchased and the increase in dividends paid.

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

Other Long-Lived Assets

The Company’s other long-lived assets consist of property and equipment which includes leasehold improvements. At February 2, 2008, the Company had $53.5 million of property and equipment, net of accumulated depreciation, accounting for approximately 18.8% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses totaled $0.1 million, $0.3 million and $0.2 million in fiscal 2008, 2007 and 2006, respectively, and were recorded in selling, general and administrative costs. For all years presented, the impairment losses related to the retail trade business segment.

Goodwill

At February 2, 2008, the Company had $1.4 million of goodwill, accounting for approximately 0.5% of the Company’s total assets. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill during the fourth quarter of fiscal 2008 and determined that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. Changes in market conditions, among other factors, could have a material impact on these estimates.

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

2008 Annual Report

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements, lease termination costs, costs to transfer inventory and usable fixtures, other costs in connection with vacating the leased location, and a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $599,810, $418,000 and $40,000 during fiscal 2008, 2007 and 2006, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of income.

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

The Company utilizes the last-in, first-out (LIFO) method of accounting for inventories. The cumulative difference between replacement and current cost of inventory over stated LIFO value is $2.5 million as of February 2, 2008 and $2.1 million as of February 3, 2007. The estimated replacement cost of inventory is the current FIFO value of $209.3 million.

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

Results of Operations

The following table sets forth statement of income data expressed as a percentage of net sales for the periods presented.

	Fiscal Year Ended
	2/2/08	2/3/07	1/28/06
	52 weeks	53 weeks	52 weeks

Net revenue	100.0%	100.0%	100.0%
Gross profit	29.6%	30.1%	29.1%
Operating, selling, and administrative expenses	21.9%	21.6%	21.7%
Gain on insurance recoveries	0.0%	0.0%	(0.3%)
Depreciation and amortization	2.6%	2.7%	3.1%
Operating profit	5.1%	5.8%	4.6%
Interest expense, net	0.3%	0.0%	0.3%
Income from continuing operations before income taxes	4.9%	5.8%	4.3%
Provision for income taxes	1.8%	2.2%	1.7%
Income from continuing operations	3.1%	3.6%	2.6%
(Gain)/loss from discontinued operations (including impairment charge), net of tax	0.0%	0.0%	0.0%
Net income	3.1%	3.6%	2.6%

2008 Annual Report

Fiscal 2008 Compared to Fiscal 2007

Consolidated net revenue increased $14.7 million, or 2.8%, to $535.1 million for the 52-week period ended February 2, 2008 from $520.4 million for the 53-week period ended February 3, 2007. Two events occurred in the year ended February 3, 2007 that increased total net revenue when compared to the year ended February 2, 2008. First, the 2007 fiscal year included one more week than the 2008 fiscal year. This additional week produced $9.0 million in net sales. Second, the 2007 fiscal year included one-time additional sales income of $2.3 million related to the recognition of gift card breakage from prior years. Consolidated net revenue increased $25.9 million, or 5.1%, to $535.1 million for the 52-week period ended February 2, 2008, when compared with $509.3 million during the period ending February 3, 2007 on a 52-week operating basis (which excludes the $9.0 million of additional sales from the 53rd week of the 2007 fiscal year and the one-time additional sales income of $2.3 million in fiscal 2007 related to gift card breakage from prior years).

Comparable store sales for the 52-week period ended February 2, 2008 increased 1.4% when compared to the same 52-week period in the prior fiscal year. The increase in comparable store sales was primarily attributable to a strong performance in our best sellers and promotional items. During the second quarter of the year ended February 2, 2008, Harry Potter and the Deathly Hallows was released and added to our comparable store sales increase.

Consolidated net revenue included $1.4 million of gift card breakage income for the 52-week period ended February 2, 2008 compared to $3.2 million for the 53-week period ended February 3, 2007. The 53-week period ended February 3, 2007 included $2.3 million, $1.4 million net of taxes, of gift card breakage income related to periods prior to fiscal 2007. In fiscal 2007 the Company formed a gift card subsidiary, Books-A-Million Card Services (“Card Services”), and began recording gift card breakage income for those cards for which the likelihood of redemption is deemed to be remote (after 24 months of inactivity) and which there is no legal obligation to remit the value of such redeemed gift cards to the relevant jurisdictions. The primary function of Card Services is to administer the Company’s gift card program and to provide a more advantageous legal structure. The $2.3 million related to periods prior to fiscal 2007 represents a change in estimate in the escheat liability due to operational changes related to the creation of Card Services.

Our core book department business was down slightly for the year. However, several categories performed well. Fiction sales were very strong, driven by commercial fiction and the January publication of John Grisham’s The Appeal and Stephen King’s Duma Key. The biography category experienced the success of Elizabeth Gilbert’s memoir, Eat, Pray Love. We also built on the positive sales trends in teen, graphic novels and our Faithpoint inspirational book category. Children’s books sales increased over prior year due to sales of Harry Potter and The Deathly Hallows setting new records and the ongoing growth of the broader category. Our stores produced solid gains in bargain books and gifts with toys and games experiencing gains over prior periods.

The Company opened nine new stores during fiscal 2008 resulting in partial year sales of $6.4 million and closed seven stores during fiscal 2008 with partial year sales of $1.2 million. The Company also converted one traditional store to a superstore during fiscal 2008 with partial year sales of $1.0 million.

Net sales for the retail trade segment increased $15.6 million, or 3.0%, to $528.6 million in the 52-week period ended February 2, 2008, from $513.0 million in the 53-week period ended February 3, 2007. When compared to the same 52-week period last year, the retail trade segment increased $23.8 million, or 4.7%. In addition to the factors discussed above, the increase in net sales for the retail trade segment was primarily due to new stores opened in fiscal 2008.

Net sales for the electronic commerce segment increased $1.0 million, or 3.6%, to $27.0 million in the 52-week period ended February 2, 2008, from $26.0 million in the 53-week period ended February 3, 2007. When compared to the same 52-week period last year, the electronic commerce segment increased $1.7 million, or 6.7%. The increase in net sales for the electronic commerce segment was primarily due to increased business to business sales.

Gross profit, which includes cost of sales, distribution costs and occupancy costs (including rent, common area maintenance, property taxes, utilities and merchant association dues), increased $1.8 million, or 1.2%, to $158.5 million in the 52-week period ended February 2, 2008, from $156.7 million in the 53-week period ended February 3, 2007. Gross profit as a percentage of net sales decreased to 29.6% in the 52-week period ended February 2, 2008 from 30.1% in the 53-week period ended February 3, 2007. Excluding the extra week and gift card breakage recorded in fiscal 2007, gross profit as a percentage of net sales decreased 0.2% in fiscal 2008. The decrease is primarily the result of higher occupancy and warehouse costs partially offset by lower promotional discounts, lower markdowns, improvements in store inventory shrinkage and higher club card membership income.

2008 Annual Report

Operating, selling and administrative expenses increased $4.5 million, or 4.1%, to $117.1 million in the 52-week period ended February 2, 2008, from $112.6 million in the 53-week period ended February 3, 2007. Operating, selling and administrative expenses as a percentage of net sales remained relatively flat at 21.9% in the 52-week period ending February 2, 2008 compared to 21.6% in the 53-week period ended February 3, 2007. Excluding the extra week recorded in fiscal 2007, operating, selling and administrative expenses as a percentage of net sales increased 0.2% in fiscal 2008. The increase was primarily due to an increase in health care expense, promotional expense for our club card program and a revision of the franchise tax estimate.

Depreciation and amortization decreased $0.1 million, or 0.6%, to $14.0 million in fiscal 2008, from $14.1 million in fiscal 2007. Depreciation and amortization as a percentage of net sales decreased to 2.6% in fiscal 2008, from 2.7% in fiscal 2007, due to the impact of certain assets becoming fully depreciated during the prior year.

Consolidated operating profit was $27.4 million for the 52-week period ended February 2, 2008, compared to $30.1 million for the 53-week period ended February 3, 2007. Excluding the extra week and gift card breakage recorded in fiscal 2007, operating profit increased $0.6 million during fiscal 2008. This increase was primarily attributable to increased store sales for the reasons set forth above, which resulted in higher gross profit for fiscal 2008. Operating profit as a percentage of sales was 5.1% for fiscal 2008. Excluding the extra week and the gift card breakage recorded in fiscal 2007, operating profit was 5.3% of sales for fiscal 2007. The decrease as a percentage of sales from fiscal 2007 is attributable to the decrease in gross margin as a percent of sales plus the increase in operating, selling and administrative expenses offset by the reduction in depreciation as outlined above. The operating profit for the electronic commerce segment was $1.5 million, compared to $1.4 million in fiscal 2007. The improvement in operating results was primarily due to higher gross margin partially offset by higher customer service payroll, an adjustment to our gift card reserves, software maintenance and bad debt.

Net interest expense increased $1.2 million, or 1185.8%, to $1.3 million in fiscal 2008, from $0.1 million in fiscal 2007, primarily due to borrowing from our revolving credit facility primarily as a result of the special dividend paid on July 5, 2007 and our share repurchase program. During fiscal 2008, the Company purchased 1.4 million shares of its common stock at a total cost of $20.0 million under its share repurchase program.

The effective rate for income tax purposes was 36.64% for fiscal 2008 and 37.0% for fiscal 2007. The decrease in the effective tax rate was due to federal tax credits for prior year returns taken in fiscal 2008.

The Company closed two stores in fiscal 2008 in a market where the Company does not expect to retain the closed stores’ customers at another store in the same market. The store’s sales and operating results for fiscal 2008 have not been included in discontinued operations because the impact on the financial statements was immaterial. The Company continues to report in discontinued operations for prior year stores closed where the Company does not expect to retain the closed stores’ customers at another store. One such store was closed in fiscal 2007. The financial impact of these closings was reported as discontinued operations in the financial statements, but had a minimal impact on the financial results of the Company.

Presented below is certain financial information for the fiscal year ended February 3, 2007 on a 52-week “operating basis,” the effect of which is to exclude the financial results for the final week of the fiscal period and to exclude the effect of prior year gift card breakage income. This information is presented because the fiscal year ended February 3, 2007 was one week longer than the fiscal year ended February 2, 2008 and included gift card breakage income related to periods prior to fiscal 2007.

Management uses these non-GAAP financial measures because it believes that they are important to investors in comparing the Company’s financial performance in one fiscal period against a prior fiscal period in circumstances where the fiscal periods are of a different duration or include a material non-recurring item such as a change in estimate. As noted above, the fiscal year ended February 3, 2007, was one week longer than the fiscal year ended February 2, 2008 and included $2.3 million, $1.4 million net of taxes, of prior year gift card breakage income.

These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for results determined in accordance with GAAP. Additionally, other companies in the retail industry may not exclude portions of a fiscal period from the financial results for such period, limiting their usefulness as a comparative measure. The following table reconciles the non-GAAP measures from the fiscal year ended February 3, 2007, with the comparable financial measure calculated and presented in accordance with GAAP.

2008 Annual Report

BOOKS-A-MILLION, INC.
Unaudited Consolidated Statements of Income
(In thousands, except per share data)
Year-to-Date FY 2008

	Year Ended February 2, 2008	Year Ended February 3, 2007
	GAAP Basis	GAAP Basis	Adjustments	Operating Basis
	(52 weeks)	(53 weeks)		(52 weeks)
NET SALES	$535,128	$520,416	$11,244	$509,172
Cost of sales (including warehouse, distribution and store occupancy costs)	376,580	363,688	6,005	357,683

GROSS PROFIT	158,548	156,728	5,239	151,489
Operating, selling and administrative expenses	117,139	112,560	1,892	110,668
Depreciation and amortization	13,989	14,069	-	14,069

OPERATING INCOME	27,420	30,099	3,347	26,752
Interest expense (income), net	1,346	105	-	105

INCOME BEFORE INCOME TAXES	26,074	29,994	3,347	26,647
Income tax provision	9,552	11,107	1,239	9,868

NET INCOME	$ 16,522	$ 18,887	$ 2,107	$ 16,780

NET INCOME PER COMMON SHARE:
Basic:
Net income	$ 1.03	$ 1.16	$ 0.13	$ 1.03
Weighted average shares outstanding	16,089	16,353	16,353	16,353

Diluted:
Net income	$ 1.01	$ 1.12	$ 0.12	$ 1.00
Weighted average shares outstanding	16,302	16,805	16,805	16,805

Fiscal 2007 Compared to Fiscal 2006

Consolidated net revenue increased $16.6 million, or 3.3%, to $520.4 million for the 53-week period ended February 3, 2007, from $503.8 million for the 52-week period ended January 28, 2006. Sales for the 52-week period ended January 27, 2007 increased 1.6%. Comparable store sales for the 52-week period ended January 27, 2007 decreased 0.6% when compared to the same 52-week period in the prior year. The decrease in comparable store sales was primarily attributable to a decrease in magazines sales and café sales, with book and gift sales primarily flat with the previous year. The café business is increasingly competitive with saturation of the market from new competitor store openings. Magazines sales continued to experience negative comparable sales as book retailers’ shares declined due to grocery and convenience store offerings.

2008 Annual Report

Included in fiscal 2007 net revenue is $3.2 million of gift card breakage income of which $2.3 million relates to periods prior to fiscal 2007. In fiscal 2007 the Company formed a gift card subsidiary, Books-A-Million Card Services (“Card Services”), and began recording gift card breakage income for those cards for which the likelihood of redemption is deemed to be remote (after 24 months of inactivity) and which there is no legal obligation to remit the value of such unredeemed gift cards to the relevant jurisdictions. The primary function of Card Services is to administer the Company’s gift card program and to provide a more advantageous legal structure. The $2.3 million represents a change in estimate in the escheat liability due to operational changes related to the creation of Card Services.

Several categories of book sales showed increases during fiscal 2007, including adventure books, inspirational books, fiction, the gift category, social sciences, pets, teen reading, and cooking. These increases were offset by lower sales in the children’s book category driven by the phenomenal sales of The Chronicles of Narnia and Harry Potter and the Half Blood Prince in the prior year. John Grisham’s non-fiction bestseller, Innocent Man, drove sales in the social science category. The gift category experienced growth from import book accessories. The pet category increases were driven by sales of two titles-Marley and Me and Caesar’s Way. Teen fiction continued to experience dynamic growth, predominately as a result of interest in a wide ranging number of fiction titles and Food Network stars Paula Deen and Rachael Ray dominated the cookbook category. A diet book, You: On A Diet, proved to be a surprise fourth-quarter bestseller in the cookbook category.

The Company opened nine new stores during fiscal 2007 resulting in partial year sales of $12.6 million and closed eight stores during fiscal 2007 with partial year sales of $3.9 million. The stores in Biloxi, Mississippi, and Deerfield Beach, Florida, which were temporarily closed due to the hurricanes in the prior year, were reopened in fiscal 2007.

Net sales for the retail trade segment increased $16.4 million, or 3.3%, to $513.0 million in fiscal 2007, from $496.6 million in fiscal 2006. In addition to the factors discussed above, the increase in net sales for the retail trade segment was primarily due to new stores opened during fiscal 2007 and the additional selling week in fiscal 2007.

Net sales for the electronic commerce segment decreased $1.6 million, or 5.6%, to $26.0 million in fiscal 2007, from $27.6 million in fiscal 2006. The decrease in net sales for the electronic commerce segment for fiscal 2007 was primarily due to sales of Harry Potter and the Half Blood Prince during fiscal 2006, which were not replaced in fiscal 2007.

Gross profit, which includes cost of sales, distribution costs and occupancy costs (including rent, common area maintenance, property taxes, utilities and merchant association dues), increased $10.1 million, or 6.9%, to $156.7 million in fiscal 2007, from $146.6 million in fiscal 2006. Gross profit as a percentage of net sales increased to 30.1% in fiscal 2007, from 29.1% in fiscal 2006, partially due to gift card breakage income discussed above as well as increased sales of proprietary product which has a higher gross profit than regular product. Also, the Company was able to generate higher sales in fiscal 2007 with less promotional discounting.

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

Depreciation and amortization decreased $1.5 million, or 10.0%, to $14.1 million in fiscal 2007, from $15.6 million in fiscal 2006. Depreciation and amortization as a percentage of net sales decreased to 2.7% in fiscal 2007 from 3.1% in fiscal 2006, due to lower capital expenditures in fiscal 2007, as well as the impact of certain assets becoming fully depreciated during the prior year.

Consolidated operating profit was $30.1 million for fiscal 2007, compared to $23.0 million in fiscal 2006. Operating profit for the retail trade segment was $29.2 million in fiscal 2007, versus $22.4 million in fiscal 2006. This increase was partially attributable to increased store sales for the reasons set forth above, which resulted in higher gross profit for fiscal 2007. Also, gross profit improved as a percentage of sales due to increased gift card breakage income, increased sales of proprietary product which has a higher gross profit, as well as less promotional discounting. These increases were partially offset by higher operating, selling and administrative expenses due to higher store selling costs and other corporate expenses. The operating profit for the electronic commerce segment was $1.4 million, compared to $1.0 million in fiscal 2006. The improvement in operating results was primarily due to lower costs incurred for shipping and warehouse handling

2008 Annual Report

Net interest expense decreased $1.3 million, or 92.7%, to $0.1 million in fiscal 2007 from $1.4 million in fiscal 2006, primarily due to lower average debt levels and increased short term investments during fiscal 2007.

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

Liquidity and Capital Resources

The Company’s primary sources of liquidity are cash flows from operations, including credit terms from vendors, and borrowings under its credit facilities. The Company has an unsecured revolving credit facility under a credit agreement with a syndicate of banks that allows borrowings up to $100.0 million, which expires in July, 2011. Availability under the facility is reduced by outstanding letters of credit issued under this facility. The credit agreement contains certain financial and non-financial covenants, the most restrictive of which is the maintenance of a minimum fixed charge coverage ratio. The outstanding balance under this credit facility as of February 2, 2008 and February 3, 2007, was $28.0 million and $0, respectively, and the face amount of letters of credit issued under the facility was $2.4 million and $2.9 million, respectively. The maximum and average outstanding borrowings under the credit facility (excluding the face amount of letters of credit issued thereunder) during fiscal 2008 were $55.9 million and $20.7 million, respectively.

During fiscal 1996 and fiscal 1995, the Company acquired and constructed certain warehouse and distribution facilities with the proceeds of loans made pursuant to an industrial development revenue bond (the “Bond”). As of February 2, 2008 and February 3, 2007, there was $7.0 million and $7.1 million of borrowings outstanding, respectively, under these arrangements, which bear interest at variable rates.

The Company’s capital expenditures totaled $16.9 million in fiscal 2008. These expenditures were primarily used for new store openings, renovation and improvements to existing stores, upgrades and expansion of warehouse distribution facilities and investment in management information systems.

Financial Position

During fiscal 2008, the Company opened nine stores, closed seven stores and re-opened three other stores. The challenging retail environment in the fourth quarter resulted in an increase in inventory balances to $206.8 million at February 2, 2008, as compared to $200.3 million at February 3, 2007. The challenging retail environment resulted in lower sales than anticipated in the fourth quarter which, in turn, increased inventory levels.

Net property and equipment increased due to higher capital expenditures primarily for nine new stores opened and three other stores re-opened in fiscal 2008. Additionally, cash and cash equivalents decreased by $28.5 million as of February 2, 2008 as compared with the balance as of February 3, 2007, primarily due to the special dividend and the share repurchase program. Offsetting the reduced cash balance were higher accounts payable balances of $4.8 million between fiscal years and a $28.0 million increase in short-term borrowings. The increase in accounts payable was primarily due to a change in payment practices to more effectively meet vendor payment guidelines. The increase in short-term borrowings is the result of the special dividend and the share repurchase program.

2008 Annual Report

Future Commitments

The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to Books-A-Million, Inc. at February 2, 2008:

	Payments Due Under Contractual Obligations
(in thousands)	Total	FY 2009	FY 2010	FY 2011	FY 2012	FY 2013	Thereafter
Short-term borrowings(1)	$27,967	$27,967	$ --	$ --	$ --	$ --	$ --
Long-term debt-industrial revenue bond	6,975	--	--	--	6,975	--	--
Subtotal of debt	34,942	27,967	--	--	6,975	--	--
Operating leases	133,101	30,297	24,752	19,991	14,730	11,521	31,810
Total of obligations	$168,043	$58,264	$24,752	$19,991	$21,705	$11,521	$31,810

(1)	Short term borrowings represent borrowings under the $100 million credit facility that are due in 12 months or less.

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

Cash Flows

Operating activities provided cash of $34,493,000, $21,306,000 and $36,713,000 in fiscal 2008, 2007 and 2006 respectively, and included the following effects:

•

Cash used by inventories in fiscal 2008 of $6,559,000 was the result of the sales shortfall in the fourth quarter. Cash provided by inventories was $4,512,000 and $5,481,000 in fiscal 2007 and 2006 respectively. This was primarily the result of increased sales and improved inventory management during the respective years.

•

Cash provided by accounts payable (including related party payables) in fiscal 2008 of $4,800,000 was the result of a deliberate change in our payment practices to more effectively meet vendor payment guidelines, and improved accounts payable leveraging with vendors. Cash used by accounts payable (including related party payables) in fiscal 2007 of $14,455,000 was due to the timing of vendor payments for fourth quarter merchandise versus the prior year end and lower inventory levels for fiscal 2007. Cash used by accounts payable (including related party payables) in fiscal 2006 of $5,914,000 was due to lower inventory levels for fiscal 2006 which resulted in lower accounts payable balances.

•

Depreciation and amortization expenses were $13,989,000, $14,069,000 and $15,651,000 in fiscal 2008, 2007 and 2006, respectively. The decrease in fiscal 2008 and 2007 was primarily due to the impact of certain assets becoming fully depreciated during the prior years.

•

Cash provided by accrued expenses was $4,537,000 in fiscal 2008 and was primarily due to unused gift card reserve, accrued payroll taxes and the adoption of FASB Staff Position FIN 48-1. Cash used by accrued expenses was $3,090,000 in fiscal 2007 and was primarily due to a lower gift card liability due to the recognition of gift card breakage, lower capital expenditure accruals and lower audit fee accruals. Cash provided by accrued expenses was $5,519,000 in fiscal 2006 and was primarily due to increases in deferred revenues related to the Company’s discount card, deferred rent related to landlord allowances and higher bonus accruals due to the Company’s improved earnings performance.

2008 Annual Report

Cash used in investing activities in fiscal 2008, 2007 and 2006 reflected a net use of cash of $16,878,000, $16,176,000 and $11,286,000, respectively. Cash was used to fund capital expenditures for new store openings, renovation and improvements to existing stores, warehouse distribution purposes and investments in management information systems.

Financing activities used cash of $46,141,000 in fiscal 2008 primarily to purchase stock ($20,054,000) and for dividend payments ($56,824,000), offset by proceeds from the issuance of stock upon the exercise of stock options ($1,257,000) and related tax benefits ($1,638,000). Financing activities used cash of $8,528,000 in fiscal 2007 primarily to purchase stock ($7,460,000) and for dividend payments ($5,303,000), offset by proceeds from the issuance of stock upon the exercise of stock options ($1,768,000). Financing activities used cash of $4,467,000 in fiscal 2006 primarily to purchase stock ($5,324,000) and for dividend payments ($3,273,000), offset by proceeds from the issuance of stock upon the exercise of stock options ($4,431,000).

Dividends

The Company paid $56.8 million in dividends in fiscal 2008 and $5.3 million in dividends in fiscal 2007. See the table below for summary of dividends declared each quarter. On June 4, 2007, the Company’s board of directors declared a special one-time cash dividend of $3.00 per common share. The dividend was paid on July 5, 2007 to stockholders of record at the close of business on June 20, 2007. A total of $50.9 million was paid on the Company’s 16,958,000 outstanding shares of common stock as a result of the special dividend.

Dividends Declared
Fiscal 2008	Fiscal 2007

First quarter	$0.09	$0.08
Second quarter	$3.09	$0.08
Third quarter	$0.09	$0.08
Fourth quarter	$0.09	$0.09
Annual Total	$3.36	$0.33

Impact of Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48, effective February, 4, 2007. As a result of the adoption of FIN 48, the Company recorded an increase of $1,987,000 in other long-term liabilities in its consolidated balance sheet for unrecognized tax benefits, which was accounted for as a cumulative effect adjustment to the February 4, 2007 balance of retained earnings.

Recently Issued Accounting Pronouncements Not Yet Adopted

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

In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48” (“FSP FIN 48-1”). FSP FIN 48-1 amends FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purposes of recognizing previously unrecognized tax benefits. The Company is required to apply the guidance provided in FSP FIN 48-1 upon its adoption of FIN 48 which was as of February 4, 2007. The application of FSP FIN 48-1 has not had a material effect on the Company’s financial position, results of operations, or cash flows.

2008 Annual Report

In June 2007, the Emerging Issues Task Force (EITF) of the FASB ratified their consensus position 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 provides guidance on how a company should recognize the income tax benefit received on dividends that are paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options charged to retained earnings under FASB Statement 123(R), “Share-Based Payment.” The Company is required to apply the guidance provided in EITF 06-11 prospectively to income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after September 15, 2007. Early adoption of EITF 06-11 is permitted for the income tax benefit of dividends on equity-classified employee share-based payment awards that are declared in periods for which financial statements have not yet been issued. The Company has elected early adoption of this pronouncement as of the fiscal quarter ending August 4, 2007. The early adoption of EITF 06-11 has not had a material effect on the Company’s financial position, results of operation or cash flows.

In December 2007, the FASB issued SFAS No.  141 revised, Business Combinations. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.   SFAS 141 revised is effective for the Company on January 1, 2009 and is not expected to have a significant impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No.  160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.  The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the Noncontrolling interest in a subsidiary and for the decosolation of a subsidiary.  SFAS 160 is effective for the Company on January 1, 2009 and is not expected to have a significant impact on the Company’s financial statements.

In March, 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Based on current conditions, the Company does not expect the adoption of SFAS 161 to have a significant impact on its results of operations or financial position.

Related Party Activities

As discussed in Note 6 of Notes to Consolidated Financial Statements, the Company conducts business with other entities in which certain officers, directors and principal stockholders of the Company have controlling ownership interests. The most significant related party transactions include inventory purchases from, and sales of merchandise to, related parties. Related party inventory purchases increased by $1.8 million, or 6.2%, to $30.8 million in fiscal 2008, compared to fiscal 2007 purchases of $29.0 million. The increase in related party purchases was primarily due to increased magazine, music and collectibles purchases versus fiscal 2007. Related party sales transactions increased in fiscal 2008 to $3.6 million, an increase of $1.2 million, as a result of increased book merchandise sales. The Company leases certain office, retail and warehouse space from related parties, for which the rents have remained relatively unchanged. Management believes the terms of these related party transactions are substantially equivalent to those available from unrelated parties.

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

2008 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

Board of Directors and Shareholders

Books-A-Million, Inc.

We have audited the accompanying consolidated balance sheets of Books-A-Million, Inc. and subsidiaries (the “Company”) as of February 2, 2008 and February 3, 2007 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended February 2, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 2, 2008 and February 3, 2007, and the results of its operations and its cash flows for each of the years in the periods ended February 2, 2008, February 3, 2007 and January 28, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, "Accounting for Uncertainty in Income Tax - an interpretation of FASB Statement No. 109" effective February 4, 2007 and adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” effective January 29, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of February 2, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 15, 2008 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Atlanta, Georgia

April 15, 2008

2008 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders

Books-A-Million, Inc.

We have audited Books-A-Million, Inc.'s and subsidiaries (the "Company") internal control over financial reporting as of February 2, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on Books-A-Million, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2008, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of February 2, 2008 and February 3, 2007, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the years in the periods ended February 2, 2008, February 3, 2007 and January 28, 2006 and our report dated April 15, 2008 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Atlanta, Georgia

April 15, 2008

2008 Annual Report

Consolidated Balance Sheets
	As of
(Dollars in thousands, except per share amounts)	2/2/08	2/3/07
Assets
Current Assets:
Cash and cash equivalents	$5,595	$ 34,121
Accounts receivable, net of allowance for doubtful accounts of $741 and $711, respectively	6,450	7,524
Related party receivables	3,780	2,647
Inventories	206,836	200,277
Prepayments and other	4,678	4,365
Total Current Assets	227,339	248,934

Property and Equipment:
Land	628	628
Buildings	6,915	6,869
Equipment	84,843	77,806
Furniture and fixtures	53,071	51,354
Leasehold improvements	76,653	74,263
Construction in process	398	54
Gross Property and Equipment	222,508	210,974
Less accumulated depreciation and amortization	168,994	159,503
Net Property and Equipment	53,514	51,471

Deferred Income Taxes	2,452	2,031
Other Assets:
Goodwill	1,368	1,368
Other	160	233
Total Other Assets	1,528	1,601
Total Assets	$284,833	$304,037

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable:
Trade	$88,994	$ 83,419
Related party	2,213	2,988
Accrued expenses	41,539	38,584
Accrued income taxes	995	2,714
Deferred income taxes	6,846	3,492
Short-term borrowings	27,967
Total Current Liabilities	168,554	131,197

Long-term Debt	6,975	7,100
Other Long-term Liabilities	10,253	8,706
Commitments and Contingencies
Stockholders’ Equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized, no shares outstanding	-	-
Common stock, $.01 par value; 30,000,000 shares authorized 20,850,611 and 20,461,333 shares issued at February 2, 2008 and February 3, 2007, respectively	209	205
Additional paid-in capital	89,752	85,396
Treasury stock at cost (5,216,951 shares at February 2, 2008 and 3,818,356 shares at February 3, 2007, respectively)	(44,468)	(24,414)
Retained earnings	53,558	95,847
Total Stockholders’ Equity	99,051	157,034
Total Liabilities and Stockholders’ Equity	$284,833	$304,037

The accompanying notes are an integral part of these consolidated statements.

2008 Annual Report

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended
(In thousands, except per share data)	2/2/08	2/3/07	1/28/06
	52 weeks	53 weeks	52 weeks
Net revenue	$535,128	$520,416	$503,751
Cost of products sold, including warehouse distribution and store occupancy costs	376,580	363,688	357,166
Gross profit	158,548	156,728	146,585

Operating, selling and administrative expenses	117,139	112,560	109,160
Gain on insurance recoveries (note 10)	--	--	1,248
Depreciation and amortization	13,989	14,069	15,636
Operating profit	27,420	30,099	23,037

Interest expense, net	1,346	105	1,441
Income from continuing operations before income taxes	26,074	29,994	21,596

Provision for income taxes	9,552	11,107	8,545
Income from continuing operations	16,522	18,887	13,051

Discontinued operations:
Income (loss) from discontinued operations before taxes (including impairment charge)	--	--	27
Income tax provision (benefit)	--	--	11
Income (loss) from discontinued operations	--	--	16

Net Income	$16,522	$ 18,887	$ 13,067

Net income per common share:
Basic
Income from continuing operations	$1.03	$ 1.16	$ 0.80
Income (loss) from discontinued operations	--	--	--
Net Income per share	$1.03	$ 1.16	$ 0.80
Weighted average number of shares outstanding – basic	16,089	16,352	16,276

Diluted
Income from continuing operations	$1.01	$ 1.12	$ 0.77
Income (loss) from discontinued operations	--	--	--
Net Income per share	$1.01	$ 1.12	$ 0.77
Weighted average number of shares outstanding – diluted	16,302	16,805	16,888

Dividends per share – declared	$ 3.36	$ 0.33	$ 0.23

The accompanying notes are an integral part of these consolidated statements.

2008 Annual Report

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

							Accumulated
			Additional				Other	Total
	Common Stock		Paid-In	Treasury Stock		Retained	Comprehensive	Stockholders'
(In thousands)	Shares	Amount	Capital	Shares	Amount	Earnings	Income (Loss)	Equity

Balance, January 29, 2005	19,068	$191	$74,024	2,793	$(11,630)	$72,469	$(195)	$134,859

Net income						$13,067		$ 13,067
Unrealized gain on accounting for derivative instruments, net of tax provision of $89							141	141
Reclassification of unrealized loss related to de-designation of cash flow hedge, net of tax benefit of $30							47	47
Subtotal comprehensive income								13,255
Purchase of treasury stock, at cost				494	(5,324)			(5,324)
Dividends paid						(3,273)		(3,273)
Issuance of restricted stock	43	1	(1)					--
Amortization of deferred compensation related to restricted stock			448					448
Issuance of stock for employee stock purchase plan	13		84					84
Exercise of stock options	640	6	4,341					4,347
Tax benefit from exercise of stock options			613					613
Balance, January 28, 2006	19,764	$198	$79,509	3,287	$(16,954)	$82,263	$ (7)	$145,009

Net income						18,887		18,887
Unrealized gain on accounting for derivative instruments, net of tax provision of $4							7	7
Subtotal comprehensive income								18,894
Purchase of treasury stock, at cost				531	(7,460)			(7,460)
Dividends paid						(5,303)		(5,303)
Issuance of restricted stock	148	1	1,558					1,559
Issuance of stock for employee stock purchase plan	9		88					88
Exercise of stock options	540	6	1,674					1,680
Tax benefit from exercise of stock options			2,567					2,567
Balance, February 3, 2007	20,461	$205	$85,396	3,818	$(24,414)	$95,847	$ --	$157,034

Net income						16,522		16,522
Subtotal comprehensive income								16,522
FIN 48 Adjustment						(1,987)		(1,987)
Purchase of treasury stock, at cost				1,399	(20,054)			(20,054)
Dividends paid						(56,824)		(56,824)
Issuance of restricted stock	155	2	1,464					1,466
Issuance of stock for employee stock purchase plan	8		118					118
Exercise of stock options	226	2	1,136					1,138
Tax benefit from exercise of stock options			1,638					1,638
Balance, February 2, 2008	20,850	$209	$89,752	5,217	$(44,468)	$53,558	$ --	$99,051

The accompanying notes are an integral part of these consolidated statements

2008 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
(In thousands)	2/2/08	2/3/07	1/28/06

Cash Flows from Operating Activities:
Net income	$16,522	$18,887	$13,067
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,989	14,069	15,651
Stock-based compensation	1,466	1,559	448
Loss on impairment of assets	60	336	215
(Gain) loss on sale of property and equipment	479	228	(4)
Deferred income tax provision	2,933	465	1,281
Excess tax benefit of exercise of stock options	(1,638)	(2,567)	613
Reclassification of unrealized loss from de-designation of cash flow hedge	--	--	47
(Increase) decrease in assets:
Accounts receivable	1,074	2,144	(2,673)
Related party receivables	(1,133)	(1,513)	(1,061)
Inventories	(6,559)	4,512	5,481
Prepayments and other	(315)	(25)	2,571
Noncurrent assets (excluding amortization)	(3)	(124)	1,176
Increase (decrease) in liabilities:
Accounts payable	5,575	(14,752)	986
Related party payables	(775)	297	(6,900)
Accrued income taxes	(1,719)	880	296
Accrued expenses	4,537	(3,090)	5,519
Total adjustments	17,971	2,419	23,646
Net cash provided by operating activities	34,493	21,306	36,713

Cash Flows from Investing Activities:
Capital expenditures	(16,878)	(16,191)	(11,297)
Proceeds from sale of property and equipment	--	15	11
Net cash used in investing activities	(16,878)	(16,176)	(11,286)

Cash Flows from Financing Activities:
Borrowings under credit facilities	174,212	2,850	189,119
Repayments under credit facilities	(146,370)	(2,950)	(189,420)
Proceeds from exercise of stock options and issuance of common stock under employee stock purchase plan	1,257	1,768	4,431
Purchase of treasury stock	(20,054)	(7,460)	(5,324)
Payment of dividends	(56,824)	(5,303)	(3,273)
Excess tax benefit from exercise of stock options	1,638	2,567	--
Net cash used in financing activities	(46,141)	(8,528)	(4,467)

Net (Decrease) increase in Cash and Cash Equivalents	(28,526)	(3,398)	20,960
Cash and Cash Equivalents at Beginning of Year	34,121	37,519	16,559
Cash and Cash Equivalents at End of Year	$5,595	$34,121	$37,519

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$1,907	$ 910	$ 1,607
Income taxes, net of refunds	$6,666	$ 7,199	$ 6,787
Supplemental Disclosures of Non Cash Investing Activities:
Capital expenditures in accrued expenses	$(368)	$(1,284)	$ --

The accompanying notes are an integral part of these consolidated statements.

2008 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Business

Books-A-Million, Inc. and its subsidiaries (the “Company”) are principally engaged in the sale of books, magazines and related items through a chain of retail bookstores. The Company presently operates 208 bookstores in 20 states and the District of Columbia, which are predominantly located in the southeastern United States. The Company also operates a retail Internet website. The Company presently consists of Books-A-Million, Inc. and its three wholly owned subsidiaries, American Wholesale Book Company, Inc. (“American Wholesale”) , American Internet Service, Inc (“AIS”) and Books-A-Million Card Services, Inc. (“Card Services”). All inter-company balances and transactions have been eliminated in consolidation. For a discussion of the Company’s business segments, see Note 8.

Fiscal Year

The Company operates on a 52 or 53-week year, with the fiscal year ending on the Saturday closest to January 31. Fiscal year 2008 was a 52-week period while fiscal year 2007 was a 53-week period. Fiscal year 2006 was a 52-week period.

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

The Company sells gift cards to its customers in its retail stores. The gift cards do not have an expiration date. Income is recognized from gift cards when: (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote (gift card breakage) and there is no legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdictions. The gift card breakage rate is determined based upon historical redemption patterns. Based on this historical information, the likelihood of a gift card remaining unredeemed can be determined after 24 months of card inactivity. At that time, breakage income is recognized for those cards for which the likelihood of redemption is deemed to be remote and which there is no legal obligation to remit the value of such unredeemed gift cards to the relevant jurisdictions. In fiscal 2007, the Company formed a gift card subsidiary, Books-A-Million Card Services ("Card Services") to administer the Company’s gift card program and to provide a more advantageous legal structure. During fiscal 2008, the Company recognized $1.4 million of gift card breakage income. Breakage income for fiscal 2007 was $3.2 million of which $2.3 million relates to periods prior to fiscal 2007. The $2.3 million represents a change in estimate in the escheat liability due to operational changes related to the creation of Card Services. Breakage income for fiscal 2006 was $482,000. Gift card breakage income is included in revenue.

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

Accounts Payable

The Company classifies its checks written but not yet cleared by the bank in Accounts Payable. Checks are only written once approved by management. Amounts included in Accounts Payable as of February 2, 2008 and February 3, 2007 were $24,991,000 and $12,719,000, respectively.

2008 Annual Report

Inventories

Inventories are valued at the lower of cost or market, using the retail method. Market is determined based on the lower of replacement cost or estimated realizable value. Using the retail method, store and warehouse inventories are valued by applying a calculated cost to retail ratio to the retail value of inventories.

The Company currently utilizes the last-in, first-out (LIFO) method of accounting for inventories. The cumulative difference between replacement and current cost of inventory over stated LIFO value is $2.5 million as of February 2, 2008 and $2.1 million as of February 3, 2007. The estimated replacement cost of inventory is the current FIFO value of $209.3 million.

Physical inventory counts are taken throughout the course of the fiscal period and reconciled to the Company’s records. Accruals for inventory shortages are estimated based upon historical shortage results.

Inventories were:

	Fiscal Year Ended
(In thousands)	February 2, 2008	February 3, 2007
Inventories (at FIFO)	$209,314	$202,327
LIFO reserve	(2,478)	(2,050)
Net inventories	$206,836	$200,277

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

Long-Lived Assets

The Company’s long-lived assets consist of property and equipment which includes leasehold improvements. At February 2, 2008, the Company had $53.5 million of property and equipment, net of accumulated depreciation, accounting for approximately 18.8% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses totaled $0.1 million, $0.3 million and $0.2 million in fiscal 2008, 2007 and 2006, respectively, and were recorded in selling, general administrative costs. For all years presented, the impairment losses related to the retail trade business segment.

Goodwill

At February 2, 2008, the Company had $1.4 million of goodwill, accounting for approximately 0.5% of the Company’s total assets. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill and other indefinite life intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill during the fourth quarter of fiscal 2008 and deemed that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. Changes in market conditions, among other factors, could have a material impact on these estimates.

2008 Annual Report

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

Store Closing Costs

The Company continually evaluates the profitability of its stores. When the Company closes or relocates a store, the Company incurs unrecoverable costs, including net book value of abandoned fixtures and leasehold improvements, lease termination payments, costs to transfer inventory and usable fixtures and other costs of vacating the leased location. Such costs are primarily expensed as incurred and are included in selling, general and administrative costs. During fiscal 2008, 2007 and 2006, the Company recognized store closing costs of $599,810, $418,000 and $40,000, respectively.

Advertising Costs

The costs of advertising are expensed as incurred. Advertising costs, net of applicable vendor reimbursements of $1,756,487, $1,413,000 and $1,647,000, are charged to operating, selling and administrative expenses, and totaled $3,801,000, $3,629,000 and $3,578,000 for fiscal years 2008, 2007 and 2006, respectively.

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

Accounts Receivable and Allowance for Doubtful Accounts

Receivables represent customer, landlord and other receivables due within one year and are net of any allowance for doubtful accounts. Net receivables were $10,230,000 and $10,171,000 for February 2, 2008 and February 3, 2007, respectively. Trade accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The collectability of trade receivable balances is regularly evaluated based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment patterns. If it is determined that a customer will be unable to fully meet its financial obligation, such as the case of a bankruptcy filing or other material events impacting its business, a specific reserve for doubtful accounts is recorded to reduce the related receivable to the amount expected to be recovered.

2008 Annual Report

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

	Fiscal Year Ended
(In thousands)	2/2/08	2/3/07	1/28/06
Weighted average shares outstanding:
Basic	16,089	16,352	16,276
Dilutive effect of stock options and restricted stock outstanding	213	453	612
Diluted	16,302	16,805	16,888

Weighted options outstanding of 0, 0 and 94,000 for the years ended February 2, 2008, February 3, 2007 and January 28, 2006, respectively, were not included in the table above as they were anti-dilutive in those periods.

In March 2004, the Board of Directors authorized a common stock repurchase program for up to 1.6 million shares, or 10% of the outstanding stock (“The March 2004 Plan”). Under the March 2004 Plan, the Company repurchased a total of 1,452,000 shares at a cost of $13,667,000. This plan is now discontinued.

On June 8, 2006, the Board approved a new stock repurchase program (“The June 2006 Plan”). The program authorized the repurchase of up to $10 million in shares of the Company’s common stock over the next twelve months, but no specific number of shares was approved. This stock repurchase program replaced the March 2004 Plan.

On August 23, 2006, the Board approved an additional stock repurchase program (“The August 2006 Plan”). This program authorized the repurchase of up to additional $25 million in shares of the Company’s common stock over the next eighteen months. This program is in addition to the June 2006 Plan to repurchase up to $10 million in shares of common stock. Under the August 2006 Plan, the Company repurchased 1,399,000 and 300,000 shares at a cost of $20,054,000 and $4,436,000 during the fiscal years ended February 2, 2008 and February 3, 2007, respectively. This plan expired on February 23, 2008. On March 26, 2008, the Board of Directors authorized a new common stock repurchase program for up to $5 million. The plan will expire on April 30, 2009.

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

Disclosure of Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the accompanying financial statements at cost, which approximates fair value because of the short-term maturity of these instruments. Investments are reflected in the accompanying financial statements at current market value. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities at February 2, 2008 and February 3, 2007, the Company’s debt approximates fair value.

2008 Annual Report

Stock-Based Compensation

On January 29, 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment,”which revises SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires the Company to recognize expense related to the fair value of its stock-based compensation awards, including employee stock options.

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

The Company used the modified prospective transition method as permitted by SFAS No. 123(R) and, therefore, has not restated its financial results for prior periods. Under this transition method, the Company applied the provisions of SFAS No. 123(R) to new awards and to awards modified, repurchased or cancelled after January 29, 2006. In addition, the Company will recognize compensation cost for the portion of awards for which the requisite service has not been rendered (unvested awards) that are outstanding as of January 29, 2006, as the remaining service is rendered. The compensation cost recorded for these awards is based on their grant-date fair value as calculated for the pro forma disclosures required by SFAS No. 123.

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

Fiscal Year Ended
(In thousands, except per share amounts)	1/28/06
Net income, as reported	$13,067
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	541
Pro forma net income	$12,526
Net income per common share:
Basic – as reported	$ 0.80
Basic – pro forma	$ 0.76
Diluted – as reported	$ 0.77
Diluted – pro forma	$ 0.74

The Company’s pre-tax compensation cost for stock-based employee compensation was $1,466,000 ($904,000 net of taxes), $1,559,000 ($982,000 net of taxes) and $448,000 ($270,000 net of taxes) for the years ended February 2, 2008, February 3, 2007 and January 28, 2006, respectively.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS No. 123(R) requires that cash flows from the exercise of stock options resulting from tax benefits in excess of recognized cumulative compensation cost (excess tax benefits) be classified as financing cash flows. For the year ended February 2, 2008, $1,638,000 of such excess tax benefits was classified as financing cash flows. Excess tax benefits for the years ended February 3, 2007 and January 28, 2006 were $2,567,000 and $613,000, respectively.

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133,”and SFAS No. 138, “Accounting for Certain Derivatives and Certain Hedging Activities,” and SFAS No.149, “Amendment of SFAS No. 133 on Derivatives and Hedging Activities.” SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. At February 2, 2008 and February 3, 2007, liabilities related to derivatives were classified as other long-term liabilities of $0 and $0, respectively.

2008 Annual Report

Comprehensive Income (Loss)

Comprehensive income (loss) is net income or loss, plus certain other items that are recorded directly to stockholders’ equity. The only such items currently applicable to the Company are the unrealized gains (losses) on the derivative instruments explained in Note 3.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48, effective February, 4, 2007. As a result of the adoption of FIN 48, the Company recorded an increase of $1,987,000 in other long-term liabilities in its consolidated balance sheet for unrecognized tax benefits, which was accounted for as a cumulative effect adjustment to the February 4, 2007 balance of retained earnings.

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

In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48” (“FSP FIN 48-1”). FSP FIN 48-1 amends FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purposes of recognizing previously unrecognized tax benefits. The Company is required to apply the guidance provided in FSP FIN 48-1 upon its adoption of FIN 48 which was as of February 4, 2007. The application of FSP FIN 48-1 has not had a material effect on the Company’s financial position, results of operations, or cash flows.

In June 2007, the Emerging Issues Task Force (EITF) of the FASB ratified their consensus position 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 provides guidance on how a company should recognize the income tax benefit received on dividends that are paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options charged to retained earnings under FASB Statement 123(R), “Share-Based Payment.” The Company is required to apply the guidance provided in EITF 06-11 prospectively to income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after September 15, 2007. Early adoption of EITF 06-11 is permitted for the income tax benefit of dividends on equity-classified employee share-based payment awards that are declared in periods for which financial statements have not yet been issued. The Company has elected early adoption of this pronouncement as of the fiscal quarter ending August 4, 2007. The early adoption of EITF 06-11 has not had a material effect on the Company’s financial position, results of operation or cash flows.

In December 2007, the FASB issued SFAS No.  141 revised, Business Combinations. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.   SFAS 141 revised is effective for the Company on January 1, 2009 and is not expected to have a significant impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No.  160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.  The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the Noncontrolling interest in a subsidiary and for the decosolation of a subsidiary.  SFAS 160 is effective for the Company on January 1, 2009 and is not expected to have a significant impact on the Company’s financial statements.

2008 Annual Report

In March, 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Based on current conditions, the Company does not expect the adoption of SFAS 161 to have a significant impact on its results of operations or financial position.

2.	Income Taxes

A summary of the components of the income tax provision is as follows (in thousands):

	Fiscal Year Ended
	2/2/08	2/3/07	1/28/06
Current:
Federal	$6,304	$10,089	$6,495
State	314	553	899
	$6,618	$10,642	$7,394
Deferred:
Federal	$2,481	$338	$1,000
State	453	127	162
	2,934	465	1,162

Provision for income taxes	$9,552	$11,107	$8,556

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	Fiscal Year Ended
	2/2/08	2/3/07	1/28/06

Federal statutory income tax rate	35.0%	35.0%	35.0%
State income tax provision	2.1%	1.7%	3.5%
Nondeductible meals and entertainment expense	0.3%	0.2%	0.3%
Other	0.1%	0.1%	0.8%
Federal tax credits	(0.9%)	--	--
Effective income tax rate	36.6%	37.0%	39.6%

Temporary differences (in thousands) which created deferred tax assets (liabilities) at February 2, 2008 and February 3, 2007, are as follows:

2/2/08			As of 2/3/07
	Current	Noncurrent	Current	Noncurrent
Depreciation	$ --	$ (628)	$ --	$ (1,215)
Accruals	2,261	--	2,639	--
Inventory	(8,672)	--	(5,769)	--
State net operating loss carry forwards	--	--	--	204
Deferred Rent	695	3,418	822	3,680
Prepaids	(1,435)	--	(1,477)	--
Amortization	--	(358)	--	(303)
Allowance for bad debts	305	--	293	--
State tax	--	19	--	(139)
	(6,846)	2,451	(3,492)	2,227
Less: Valuation allowances	--	--	--	(196)
Deferred tax asset (liability)	$(6,846)	$2,451	$ (3,492)	$ 2,031

2008 Annual Report

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. The Company adopted the provisions of FIN 48 on February 4, 2007. As a result of the implementation of FIN 48, the Company has recognized an increase of $2.0 million in the liability for unrecognized tax benefits, which was accounted for as a decrease to the balance of retained earnings. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $2.0 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at February 4, 2007	$2,227
Additions based on tax positions related to current year	350
Expiration of statute of limitation	(403)

Balance at February 2, 2008	$2,174

The Company and its subsidiaries are subject to United States federal income tax as well as income tax of multiple state jurisdictions. In many cases these uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. The Company has operations in various state jurisdictions that are currently under audit for years ranging from 2001 through 2006. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-United States, income tax examinations for years prior to 2004.

It is reasonably possible that the amount of unrecognized tax benefits will increase or decrease in the next twelve months. These changes may be the result of settlement of ongoing state audits. It is expected that certain state audits will be completed in the next 12 months resulting in a reduction of the liability for unrecognized tax benefits of $0.1 million. Depending on the outcome of these audits, the reduction of the liability for unrecognized tax benefits discussed above may affect the effective tax rate.

The Company's policy is to record interest and penalties related to income tax matters in income tax expense. Accrued interest and penalties were $0.68 million and $0.68 million as of February 2, 2008 and February 3, 2007, respectively. During fiscal year 2008 the Company recognized interest and penalties of $0.03 million.

A valuation allowance was established at the end of the previous fiscal year for net deferred taxes for a wholly-owned subsidiary. As of February 2, 2008, that entity was merged out of existence into the parent company. As a result, the net operating losses of that subsidiary are no longer available, and a valuation allowance is deemed unnecessary, as the realization of the remaining net operating losses is considered more likely than not.

3.	Debt and Lines of Credit

The Company’s current credit facility allows for unsecured borrowings up to $100 million which expires in July 2011. Availability under the facility is reduced by outstanding letters of credit issued there under. Interest on borrowings under the credit facility is determined based upon applicable LIBOR rates and the Company’s rate spread, which varies depending on the maintenance of certain covenants. The credit facility contains financial and non-financial covenants, the most restrictive of which is the maintenance of a minimum fixed charge coverage ratio. The Company was in compliance with all covenants for fiscal 2008 and as of February 2, 2008. The outstanding balance under this credit facility as of February 2, 2008 and February 3, 2007, was $28.0 million and $0, respectively, and the face amount of letters of credit issued under the facility was $2.4 million and $2.9 million, respectively. The maximum and average outstanding borrowings under the credit facility (excluding the face amount of letters of credit issued there under) during fiscal 2008 were $55.9 million and $20.7 million, respectively. The outstanding amount is considered short-term in the financial statements because all borrowings under the credit facility are due in 12 months or less.

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

2008 Annual Report

During fiscal 1996 and fiscal 1995, the Company acquired and constructed certain warehouse and distribution facilities with the proceeds of loans made pursuant to an industrial development revenue bond (the “Bond”), which was secured by a mortgage interest in these facilities. As of February 2, 2008 and February 3, 2007, there was $7.0 million and $7.1 million of borrowings outstanding, respectively, under these arrangements, which bear interest at variable rates (4.25% as of February 2, 2008). The Bond has a maturity date of December 1, 2019, with a purchase provision obligating the Company to repurchase the Bond, unless extended by the bondholder. In fiscal 2007, an unrelated bank purchased the Bond from the existing bondholder, and the new bondholder extended the date of the Company’s purchase obligation of the Bond until July 1, 2011 and did not require a mortgage interest to secure the bond. Such an extension may be renewed annually by the bondholder, at the Company’s request, to a date no more than five years from the renewal date. The Company entered into a $7.5 million interest rate swap in May 1996 that expired on June 7, 2006 and effectively fixed the interest rate on the Bond during that period at 8.73% (the “Bond Hedge”). The Company did not replace the Bond Hedge when it expired.

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

Prior to its expiration, the Bond Hedge was reported as a liability in the accompanying consolidated balance sheets at a fair value of $61,000 as of January 28, 2006. For the fiscal years ending February 3, 2007 and January 28, 2006, adjustments of $7,000, and $141,000 were recorded as unrealized gains in accumulated other comprehensive income (loss), after tax. During fiscal 2006, a portion of the bond hedge no longer qualified for hedge accounting under SFAS No. 133. Therefore, the Company de-designated a portion of the hedge resulting in an expense of $47,000 in fiscal 2006. During fiscal 2005, one of the $10 million interest rate swaps no longer qualified for hedge accounting under SFAS No. 133 and the Company de-designated the hedge resulting in an expense of $27,000 in fiscal 2005.

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

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of February 2, 2008 are as follows (in thousands):

Fiscal Year	Future Minimum Rent
2009	$ 30,297
2010	24,752
2011	19,991
2012	14,730
2013	11,521
Subsequent years	31,810
Total	$133,101

Rental expense for all operating leases consisted of the following (in thousands):

	Fiscal Year Ended
	2/2/08	2/3/07	1/28/06
Minimum rentals	$35,347	$33,205	$30,944
Contingent rentals	(25)	53	249
Total	$35,322	$33,258	$31,193

5.	Employee Benefit Plans

401(k) Profit-Sharing Plan

The Company and its subsidiaries maintain a 401(k) plan covering all employees who have completed six months of service and who are at least 21 years of age, and permit participants to contribute from 1% to 15% of compensation and participants over 50 years of age are allowed to make catch-up contributions. Limits to contributions by employees are established by the Internal Revenue Code. Company matching and supplemental contributions are made at management’s discretion. Company matching contributions were 50%, 70% and 70% for fiscal 2008, 2007 and 2006, respectively. The employer contributions are made on employee contributions up to a maximum of 6% of the employee’s salary. The expense under this plan was $744,000, $472,000 and $806,000 in fiscal 2008, 2007 and 2006, respectively.

2008 Annual Report

2005 Incentive Award Plan

On June 1, 2005, the stockholders of the Company approved the adoption of the Books-A-Million, Inc. 2005 Incentive Award Plan (the “2005 Plan”) for a total of 300,000 shares. On June 8, 2006, the stockholders of the Company approved an additional 300,000 shares to be awarded under the Plan. An aggregate of 600,000 shares of common stock may be awarded under the 2005 Plan. From June 1, 2005 through February 2, 2008, awards under the 2005 Plan consisted solely of awards of restricted stock. Each year the compensation committee makes awards to the Company’s officers and key employees pursuant to the terms of the plan. In addition, directors who have served eleven consecutive months are eligible for awards as well as new directors appointed to the Board. Shares granted under the 2005 Plan (net of cancellations) were 81,475, 161,800 and 78,933 in fiscal 2008, 2007 and 2006, respectively. The compensation expense related to these grants is being expensed over the vesting period for the individual grants. The Company has recorded $1,425,000 and $643,000 of stock-based compensation for the restricted stock grants in fiscal 2008 and 2007, respectively.

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

Executive Incentive Plan

The Company maintains an Executive Incentive Plan (the “Incentive Plan”). The Incentive Plan provides for awards to certain executive officers of either cash or shares of restricted stock. The Company has always issued awards in the form of restricted stock. Issuance of awards under the Incentive Plan is based on the Company achieving pre-established performance goals during a three consecutive fiscal year performance period. Awards issued under the Incentive Plan for a particular performance period vest on the third anniversary of the last day of such performance period if the recipient remains employed by the Company on such vesting date. Awards under the Incentive Plan are expensed ratably over the period from the date that the issuance of such awards becomes probable through the end of the restriction period. Awards granted under the Incentive Plan for the two year performance periods ended February 3, 2007 and January 28, 2006 totaled $100,000 (6,707 shares) and $592,000 (50,824 shares), respectively. The final grant for the Incentive Plan was awarded in March 2006 for the January 28, 2006 three year performance period. There will be no future awards under the Incentive Plan.

Restricted Stock Table

A combined summary of the status of restricted stock grants to employees and directors under the 2005 Incentive Award Plan and the Executive Incentive Plan is as follows (shares in thousands):

	Fiscal Year Ended
	February 2, 2008		February 3, 2007
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Shares at beginning of period	281	$11.56	214	$ 9.70
Shares granted	87	$14.16	169	$12.29
Shares vested	(92)	$11.35	(66)	$ 7.82
Shares forfeited	(5)	$13.14	(36)	$10.72
Shares at end of period	271	$12.44	281 271	$11.56

2008 Annual Report

Stock Option Plan

In April 1999, the Company adopted the Stock Option Plan which provided for option grants to executive officers, directors, and key employees. Upon the approval of the 2005 Incentive Award Plan by the Company’s stockholders at the Company’s annual meeting held in June 2005, the board determined that no more awards would be made under the Stock Option Plan. Options previously issued under the Stock Option Plan remain valid. All options granted prior to January 9, 2001 vested over a five-year period and expired on the sixth anniversary of the date of grant, and all options granted on and after January 9, 2001 vest over a three-year period and expire on the tenth anniversary of the date of grant. All options have exercise prices equal to the fair market value of the common stock on the date of grant. A summary of the status of the Company’s stock option plan is as follows (shares in thousands):

	Fiscal Year Ended
	February 2, 2008		February 3, 2007		January 28, 2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	270	$5.09	814	$3.77	1,506	$ 5.19
Granted	--	--	--	N/A	--	N/A
Exercised	(226)	5.05	(540)	3.11	(640)	6.82
Forfeited	(1)	5.76	(4)	4.80	(52)	7.13
Outstanding at end of year	43	$5.31	270	$5.09	814	$ 3.77
Exercisable at end of year	43	$5.31	268	$5.08	566	$ 3.30

During fiscal years 2008, 2007 and 2006, the Company recognized tax benefits related to the exercise of stock options in the amount of $1,638,000, $2,567,000 and $613,000, respectively. The tax benefits were credited to paid-in capital in the respective years.

The total intrinsic value of stock options exercised during the year ended February 2, 2008 was $2,159,725.

The following table summarizes information about stock options outstanding as of February 2, 2008 (shares in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Oustanding at February 2, 2008	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at February 2, 2008	Weighted Average Exercise Price
$1.69 - $ 2.37	11	4.81	$2.31	11	$2.31
$2.68 - $ 5.85	7	4.00	$3.04	7	$3.04
$6.13 - $9.62	25	6.21	$7.25	25	$7.25
Totals	43	5.50	$5.31	43	$5.31

The aggregate intrinsic values of outstanding options and exercisable options under the Stock Option Plan at February 2, 2008 were $399,000 and $399,000, respectively.

Other Information

As of February 2, 2008 the Company has $2,436,000 of total unrecognized compensation cost related to non-vested awards granted under our various share-based plans, which it expects to recognize over the following fiscal years:

Fiscal Year	Stock-based Compensation Expense
2009	$ 1,276,000
2010	$ 539,000
2011	$ 405,000
2012	$ 216,000
Total	$ 2,436,000

The Company received cash from options exercised during the fiscal years 2008, 2007 and 2006 of $1,139,000, $1,680,000, and $4,347,000 respectively. The impact of these cash receipts is included in financing activities in the accompanying Consolidated Statements of Cash Flows.

2008 Annual Report

The number of shares of common stock currently reserved under the 2005 Plan for stock-based compensation programs as of February 2, 2008 is 271,852 shares.

Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan under which 400,000 shares of the Company’s common stock are reserved for purchase by employees at 85% of the fair market value of the common stock at the lower of the market value for the Company’s stock as of the beginning of the fiscal year or the end of the fiscal year. Of the total reserved shares, 276,732, 268,167 and 258,902 shares have been purchased as of February 2, 2008, February 3, 2007 and January 28, 2006, respectively.

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

The Company purchases a substantial portion of its magazines as well as certain seasonal music and newspapers from Anderson Media Corporation (“Anderson Media”), an affiliate through common ownership. During fiscal 2008, 2007 and 2006, purchases of these items from Anderson Media totaled $25,514,000, $24,702,000 and $30,746,000, respectively. The Company purchases certain of its collectibles, gifts and books from Anderson Press, Inc. (“Anderson Press”), an affiliate through common ownership. During fiscal 2008, 2007 and 2006, such purchases from Anderson Press totaled $2,284,000, $1,423,000 and $1,272,000, respectively. The Company purchases certain of its greeting cards and gift products from C.R. Gibson, Inc., an affiliate through common ownership. The purchases of these items in fiscal 2008, 2007 and 2006 were $346,000, $447,000 and $223,000, respectively. The Company utilizes import sourcing and consolidation services from Anco Far East Importers, LTD (“Anco Far East”), an affiliate through common ownership. The total paid to Anco Far East was $2,622,000, $2,391,000 and $2,113,000 for fiscal 2008, 2007 and 2006, respectively. These amounts paid to Anco Far East primarily included the actual cost of the product, as well as fees for sourcing and consolidation services. All other costs, other than the sourcing and consolidation service fees, were passed through from other vendors. Anco Far East fees, net of the passed-through costs, for fiscal years 2008, 2007 and 2006 were $184,000, $167,000 and $148,000, respectively.

2008 Annual Report

The Company sold books to Anderson Media in the amounts of $3,653,000, $2,430,000 and $1,017,000 in fiscal 2008, 2007 and 2006, respectively.

The Company leases its principal executive offices from a trust, which was established for the benefit of the grandchildren of Mr. Charles C. Anderson, a former member of the Board of Directors. The lease term is month to month. During fiscal 2008, 2007 and 2006, the Company paid rent of $141,000, $137,000, and $137,000, respectively, to the trust under this lease. Anderson & Anderson LLC (“A&A”), which is an affiliate through common ownership, also leases three buildings to the Company. During fiscal 2008, 2007 and 2006, the Company paid A&A a total of $428,000, $448,000, and $445,000, respectively, in connection with such leases. There were no future minimum rental payments on any of the four leases at February 2, 2008. The Company subleases certain property to Hibbett Sports, Inc. (“Hibbett”), a sporting goods retailer in the southeastern United States. The Company’s Executive Chairman, Clyde B. Anderson, is a member of Hibbett’s board of directors. Effective March 14, 2008, Terry Finley, President Books-A-Million, Inc. Merchandising Group, was appointed to the board of directors of Hibbett. During fiscal 2008, 2007 and 2006, the Company received $236,000, $191,000, and $191,000, respectively, in rental payments from Hibbett.

The Company shares ownership of a plane, which the Company uses in the operations of its business, with an affiliated company. The Company rents the plane to affiliated companies at rates that cover all the variable costs and a portion of the fixed costs of operating the plane. The total amounts received from affiliated companies for use of the plane in fiscal 2008, 2007 and 2006 were $668,000, $388,000 and $146,000, respectively. The Company also occasionally rents a plane from A&A at rates that cover all of the variable costs and a portion of the fixed costs of operating the plane. The amounts paid to A&A for plane rental were $110,000, $47,000 and $70,000 for fiscal 2008, 2007 and 2006, respectively.

7.	Income or (Loss) from Discontinued Operations

The Company closed one store in fiscal 2008 in a market located in Georgia and one store in a market located in Indiana where the Company does not expect another of its existing stores to absorb the closed store customers. The store sales and operating results for fiscal 2008 have not been included in discontinued operations because the impact on the financial statements was immaterial. The Company continues to report in discontinued operations stores closed in prior years where the Company does not expect to retain the closed stores’ customers at another store. For fiscal 2008 the closed stores had sales of $1.5 million and pretax operating loss of $382,000.

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

Discontinued operations represent the results for the closed stores for the years presented due to the fiscal 2006 closure of two retail stores in markets located in Tennessee and West Virginia where the Company does not expect another of its existing stores to absorb the closed store customers. For fiscal 2006 the closed stores had sales of $689,000 and pretax operating income of $27,000. Also included in the loss on discontinued operations are store closing costs of $20,000 for fiscal 2006.

2008 Annual Report

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

		Fiscal Year Ended
Segment information (in thousands)	2/2/08	2/3/07	1/28/06
Net Sales
Retail Trade	$528,606	$512,967	$496,609
Electronic Commerce Trade	26,992	26,048	27,605
Intersegment Sales Elimination	(20,470)	(18,599)	(20,463)
Net Sales	$535,128	$520,416	$503,751

Operating Profit
Retail Trade	$26,911	$ 29,223	$ 22,431
Electronic Commerce Trade	1,462	1,400	1,027
Intersegment Elimination of Certain Costs	(953)	(524)	(421)
Total Operating Profit	$27,420	$ 30,099	$ 23,037

Assets
Retail Trade	$283,452	$303,110	$310,447
Electronic Commerce Trade	1,381	927	1,286
Intersegment Sales Elimination	--	--	(74)
Total Assets	$284,833	$304,037	$311,659

9.	Commitments and Contingencies

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

The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company’s balance sheet at each of February 2, 2008 and February 3, 2007, as such liabilities are considered de minimis.

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

2008 Annual Report

11.	Cash Dividend

On March 26, 2008, the Board of Directors declared a quarterly dividend of $0.09 per share to be paid on April 23, 2008 to stockholders of record at the close of business on April 9, 2008. The Company intends to pay quarterly dividends in the future, subject to Board approval.

12.	Accrued Expenses

Accrued expenses consist of the following (in thousands):

	As of 2/2/08	As of 2/3/07
Accrued expenses:
Salaries, wages and employee benefits	$7,756	$ 7,548
Giftcard liabilities to customers	10,273	9,612
Deferred club card income	6,623	5,399
Taxes, other than income	5,734	4,992
Rent	2,237	2,754
Other	8,916	8,279
	$41,539	$38,584

13. Summary of Quarterly Results (Unaudited)

The following tables set forth certain unaudited financial data for the quarters indicated:

	Fiscal Year Ended February 2, 2008
	First	Second	Third	Fourth	Total
(In thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year
Net revenue	$116,318	$132,802	$117,696	$168,312	$535,128
Gross profit	33,759	37,692	32,095	55,002	158,548
Operating profit (loss)	3,454	4,865	(524)	19,625	27,420
Net income (loss)	2,111	3,100	(555)	11,866	16,522
Net income (loss) per share – basic	0.13	0.19	(0.03)	0.77	1.03
Net income (loss) per share – diluted	0.13	0.19	(0.03)	0.76	1.01

	Fiscal Year Ended February 3, 2007
	First	Second	Third	Fourth (2)	Total
(In thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year
Net revenue	$113,887	$121,209	$110,692	$174,628	$520,416
Gross profit	32,610	34,918	29,087	60,113	156,728
Operating profit (loss)	2,592	4,053	(314)	23,768	30,099
Net income (loss)	1,512	2,457	(201)	15,119	18,887
Net income (loss) per share – basic (1)	0.09	0.15	(0.01)	0.92	1.16
Net income (loss) per share – diluted	0.09	0.14	(0.01)	0.90	1.12

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

2008 Annual Report

DIRECTORS AND CORPORATE OFFICERS

Board of Directors	Corporate Officers

Clyde B. Anderson	Clyde B. Anderson
Executive Chairman of the Board	Executive Chairman of the Board

Sandra B. Cochran	Sandra B. Cochran
President, Chief Executive Officer and Secretary	President and Chief Executive Officer

Terry C. Anderson	Terrance G. Finley
Chief Executive Officer and President,	President, Books-A-Million, Inc. Merchandising Group
American Promotional Events, Inc.
Douglas G. Markham
Ronald G. Bruno	Chief Financial Officer and Secretary
President,
Bruno Capital Management Corporation

Albert C. Johnson
Independent Financial Consultant and Retired Partner, Arthur Andersen LLP

Dr. J. Barry Mason,
Dean, Culverhouse College of Commerce
The University of Alabama

William H. Rogers, Jr.
Executive Vice President,
SunTrust Banks, Inc.

2008 Annual Report

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

Post Office Box 64854

St Paul, Minnesota 55164-0854

Fax: (651) 450-4033

Independent Registered Public Accounting Firm

Grant Thornton LLP

Atlanta, Georgia

Form 10-K and Investor Contact

A copy of the Company’s Annual Report on Form 10-K for the fiscal year ended February 2, 2008, as filed with the Securities and Exchange Commission, as well as key committee charters and code of conduct, are available without charge to stockholders upon written request. Such requests and other investor inquiries should be directed to Douglas G. Markham, the Company’s Chief Financial Officer, or you can view those items at www.booksamillioninc.com.

Market and Dividend Information

Common Stock

The Common Stock of Books-A-Million, Inc., is traded in the NASDAQ Global Select Market under the symbol BAMM. The chart below sets forth the high and low stock prices for each quarter of the fiscal years ending February 2, 2008 and February 3, 2007.

Quarter Ended	High	Low	Dividends Declared
January 2008	$13.72	$10.05	$0.09
October 2007	14.78	11.95	0.09
July 2007	20.37	15.03	3.09
April 2007	19.04	13.88	0.09
January 2007	22.69	18.65	0.09
October 2006	20.11	14.64	0.08
July 2006	18.49	14.00	0.08
April 2006	13.45	10.62	0.08

The closing price on March 28, 2008 was $9.05. As of that date Books-A-Million, Inc. had approximately 6,718 stockholders based on the number of individual participants represented by security position listings.

2008 Annual Report

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among Books-A-Million, Inc., The NASDAQ Composite Index and The NASDAQ Retail Trade Stock Index

The following indexed line graph indicates the Company’s total return to stockholder’s from January 31, 2003 to February 1, 2008, the last trading day prior to the Company’s 2008 fiscal year end, as compared to the total return for the NASDAQ Composite Index and the NASDAQ Retail Trade Stock Index for the same period.

	Jan 31,	Jan 30,	Jan 28,	Jan 27,	Feb 2,	Feb 1,
	2003	2004	2005	2006	2007	2008
Books-A-Million, Inc.	$100	$213	$306	$373	$613	$454
NASDAQ Composite Index	$100	$109	$107	$122	$131	$183
NASDAQ Retail Trade Stocks	$100	$119	$143	$155	$168	$185

This graph is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section. This graph shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except as otherwise noted in such filing.

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders will be held on May 29, 2008, at 10:00 a.m. central time, at the corporate offices of the company, 402 Industrial Lane, Birmingham, Alabama 35211. Stockholders of record as of March 28, 2008, are invited to attend this meeting.

2008 Annual Report

402 Industrial Lane

Birmingham, Alabama 35211

www.booksamillioninc.com