Form 10-K, Exhibit 13
period 2009-01-31
BOOKS A MILLION INC
filed 2009-04-16
CIK 891919

2009 Annual Report

COMPANY PROFILE

Books-A-Million is one of the nation’s leading book retailers and sells on the Internet at www.booksamillion.com. The Company presently operates 220 stores in 21 states and the District of Columbia. The Company operates two distinct store formats, including large superstores operating under the names Books-A-Million and Books & Co. and traditional bookstores operating under the names Books-A-Million and Bookland.

                                                                                           FIVE-YEAR HIGHLIGHTS

(In thousands, except per share amounts, ratios and operational data)	For the Fiscal Year Ended:
	1/31/09	2/2/08	2/3/07(1)	1/28/06	1/29/05
Statement of Income Data	52 weeks	52 weeks	53 weeks	52 weeks	52 weeks
Net revenue	$513,271	$535,128	$520,416	$ 503,751	$ 474,099
Net income	10,574	16,522	18,887	13,067	10,199
Earnings per share - diluted	0.68	1.01	1.12	0.77	0.59
Weighted average shares - diluted	15,609	16,302	16,805	16,888	17,178
Capital investment	19,806	16,878	14,907	11,297	14,923
Dividends per share - declared	0.28	3.36	0.33	0.23	0.23

Balance Sheet Data
Property and equipment, net	$58,038	$53,514	$ 51,471	$ 51,001	$ 55,946
Total assets	279,292	284,833	304,037	311,659	300,812
Long-term debt	6,720	6,975	7,100	7,200	7,500
Stockholders’ equity	104,494	99,051	157,034	145,009	134,859

Other Data
Working capital	$62,145	$58,785	$117,737	$ 106,637	$ 95,382
Debt to total capital ratio	0.18	0.26	0.04	0.05	0.05

Operational Data
Total number of stores	220	208	206	205	206
Number of superstores	200	184	179	173	168
Number of traditional stores	20	24	27	32	38

(1)	The year ended February 3, 2007 included an extra week and $2.3 million of gift card breakage from prior periods.

2009 Annual Report

TO OUR STOCKHOLDERS:

Fiscal Year 2009 brought extraordinary challenges. The economic downturn that began developing in the fourth quarter of fiscal 2008 gained momentum and dramatically affected our sales in the second half of the year. The downturn was most pronounced in the third quarter. We did manage a modest improvement during the holiday season, outperforming our key competitors in comparable store sales.

The sales challenge was felt broadly across most departments of our stores as low consumer confidence led to decreased traffic. The core book business, while down, did have some bright spots as Teen and the phenomenal success of Stephanie Meyer’s Twilight saga drove customers to the stores in December. Books related to the election season, faith based titles such as William Young’s The Shack and media driven bestsellers like Glenn Beck’s The Christmas Sweater also performed well. A price conscious consumer contributed to strong growth in our bargain book category and we aggressively expanded and promoted our assortment to take advantage of this trend.

Another positive trend was the growth of sales of general merchandise. Gifts, toys, games and book accessories all had solid increases as our investment in inventory delivered results, particularly in the fourth quarter.

We closed Fiscal Year 2009 with an improved balance sheet and a focus on expense control. During the fiscal year, we reduced our inventory balance by $2.5 million and reduced debt by $12.5 million.

We opened 16 new stores during the year. We expect to open three to five new stores in the coming year. This anticipated reduction in new stores is the result of a severe economic climate and the lack of quality real estate opportunities.

We will undoubtedly continue to face an unsettled economic climate in the year ahead. However, we are determined to maintain our disciplined approach to the fundamentals of our business both to deliver the best possible results in the short term and to position our company for the opportunities to come in a recovering economy.

Clyde B. Anderson

Chairman and Chief Executive Officer

FINANCIAL HIGHLIGHTS	Fiscal Year Ended
(In thousands, except per share amounts)	1/31/09	2/2/08
Net revenue	$513,271	$535,128
Operating profit	18,890	27,420
Net income	10,574	16,522
Net income per share - diluted	0.68	1.01
Dividends per share - declared	0.28	3.36

	As of
(In thousands)	1/31/09	2/2/08
Working capital	$62,145	$58,785
Total assets	279,292	284,833
Stockholders' equity	104,494	99,051

2009 Annual Report

SELECTED CONSOLIDATED FINANCIAL DATA
	Fiscal Year Ended
(In thousands, except per share data)	1/31/09	2/2/08	2/3/07	1/28/06	1/29/05
Statement of Operations Data:	52 weeks	52 weeks	53 weeks	52 weeks	52 weeks
Net revenue	$513,271	$535,128	$520,416	$503,751	$474,099
Cost of products sold, including warehouse distribution and store occupancy costs	361,934	376,580	363,688	357,166	339,012
Gross profit	151,337	158,548	156,728	146,585	135,087
Operating, selling and administrative expenses	116,648	117,079	112,227	108,945	98,870
Impairment Charges	1.351	60	333	215	337
Gain on insurance recovery	--	--	--	1,248	--
Depreciation and amortization	14,448	13,989	14,069	15,636	17,788
Operating profit	18,890	27,420	30,099	23,037	18,092
Interest expense, net	1,920	1,346	105	1,441	1,874
Income from continuing operations before income taxes	16,970	26,074	29,994	21,596	16,218
Provision for income taxes	6,396	9,552	11,107	8,545	6,001
Income from continuing operations	10,574	16,522	18,887	13,051	10,217

Discontinued operations:
Income (Loss) from discontinued operations (including impairment charge)	--	--	--	27	(29)
Income tax provision (benefit)	--	--	--	11	(11)
Income (Loss) from discontinued operations	--	--	--	16	(18)
Net income	$10,574	$16,522	$ 18,887	$ 13,067	$ 10,199

Net income per common share:
Basic:
Net income per share	$0.70	$1.03	$ 1.16	$ 0.80	$ 0.62
Weighted average number of shares outstanding - basic	15,219	16,089	16,352	16,275	16,453

Diluted:
Net income per share	$0.68	$1.01	$ 1.12	$ 0.77	$ 0.59
Weighted average number of shares outstanding - diluted	15,609	16,302	16,805	16,888	17,178

Dividends per share – declared	$0.28	$3.36	$ 0.33	$ 0.23	$ 0.23

Balance Sheet Data:
Property and equipment, net	$58,038	$53,514	$ 51,471	$ 51,001	$ 55,946
Total assets	279,292	284,833	304,037	311,659	300,812
Long-term debt	6,720	6,975	7,100	7,200	7,500
Deferred Rent	8,554	8.079	8,706	8,637	12,622
Liability for uncertain tax positions	2,032	2.174	--	--	--
Stockholders’ investment	104,494	99,051	157,034	145,009	134,859

Other Data:
Working capital	$62,145	$58,785	$117,737	$106,637	$ 95,382

2009 Annual Report

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

General

The Company was founded in 1917 and currently operates 220 retail bookstores concentrated primarily in the southeastern United States. Of the 220 stores, 200 are superstores that operate under the names Books-A-Million and Books & Co., and 20 are traditional stores that operate under the Bookland and Books-A-Million names. In addition to the retail store formats, the Company offers its products over the Internet at www.booksamillion.com. As of January 31, 2009, the Company employed approximately 5,300 full and part-time employees.

The Company’s growth strategy is focused on opening superstores in new and existing market areas, particularly in the Southeast. In addition to opening new stores, management intends to continue its practice of reviewing the profitability trends and prospects of existing stores and closing or relocating under-performing stores. During fiscal 2009, the Company opened sixteen stores, closed four stores and relocated seven stores.

The Company’s performance is partially measured based on comparable store sales, which is similar to most retailers. Comparable store sales are determined each fiscal quarter during the year based on all stores that have been open at least 12 full months as of the first day of the fiscal period. Any stores closed during a fiscal period are excluded from comparable store sales as of the first day of the fiscal period in which they close. Remodeled and relocated stores are also included as comparable stores. The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company’s marketing programs, pricing strategies, store operations and competition.

Current Economic Environment

The United States and global economies are presently experiencing extremely challenging times and it is possible that general economic conditions could deteriorate further. The Company believes that these conditions have had and will continue to have an adverse impact on spending by the Company’s current retail customer base and potential new customers. Because of these significant challenges, we are continuously reviewing and adjusting our business activities to address the changing economic environment. We are carefully managing our inventory and liquidity and enforcing expense controls while working diligently and prudently to grow our business. Despite overall store number growth in fiscal 2009, the Company reduced its year-end inventory balance by $2.5 million as of January 31, 2009 to $204.3 million, as compared to the fiscal year-end 2008 balance of $206.8 million. In addition, we reduced our outstanding loan balance at fiscal year-end 2009 under the Company’s revolving credit facility, that allows for borrowings up to $100.0 million, to $15.8 million. This credit facility had a balance of $28.0 million at February 2, 2008. The Company was also able to reduce its selling and administrative expenses during fiscal 2009 by $0.4 million as compared to fiscal 2008. The Company opened 16 new stores in fiscal 2009. Due to current economic conditions, we will not open as many new stores in fiscal 2010 as were opened in fiscal 2009. Because of the uncertainty in the overall economic environment, the unpredictability of consumer behavior and the concern as to whether current conditions will improve, it is very difficult for us to predict how our business may be affected in the future. Our business and financial performance may be adversely affected by current and future economic conditions that cause a further decline in business and consumer spending, including a reduction in the availability of credit, increased unemployment levels, higher energy and fuel costs, rising interest rates, financial market volatility and long-term recession. These conditions could have a negative impact on the earnings, liquidity and capital resources of the Company.

Executive Summary

The purpose of this section is to provide a brief summary overview of the 52-week period ended January 31, 2009. Additional detail about the income statement and balance sheet is provided in the pages following this summary.

Income Statement

For the 52-week period ended January 31, 2009, Books-A-Million reported net income of $10.6 million. This represents a 36.0% decrease from the 52-week period ended February 2, 2008. The decrease is attributable to severe macro-economic conditions in fiscal 2009 and the impact of the release of Harry Potter and the Deathly Hallows, the final book in the Harry Potter series, in the prior year. Harry Potter and the Deathly Hallows contributed $7.3 million in sales during the 52-week period ended February 2, 2008.

Consolidated net revenue decreased $21.9 million, or 4.0%, in the 52-week period ended January 31, 2009, compared to the 52-week period ended February 2, 2008. Comparable store sales decreased 7.2% in fiscal year 2009 compared to the 52-week period ended February 2, 2008. The decrease is due to severe macro-economic conditions in fiscal 2009 and the impact of the release of Harry Potter and the Deathly Hallows in the prior year as detailed above.

Gross profit, which includes cost of sales, distribution costs and occupancy costs, decreased $7.2 million, or 4.5%, in the 52-week period ended January 31, 2009, compared to the 52-week period ended February 2, 2008. Gross profit as a percentage of sales decreased from 29.6% to 29.5% over the same period. The decrease is attributable to higher occupancy costs offset by improved sales of higher margin items, lower promotional discounts and lower markdowns.

Operating, selling and administrative expenses decreased $0.4 million, or 0.04%, in the 52-week period ended January 31, 2009, compared to the 52-week period ended February 2, 2008. The decrease was attributable to reduced salary, bonus, 401(k) and payroll tax expense, reduced advertising expenses and reduced bad debt expense, partially offset by increased credit card fees, travel, insurance and new store expenses. Impairment charges increased $1.3 million in the 52-week period ended January 31, 2009, compared to the 52-week period ended February 2, 2008. The increase was attributable to $0.7 million in impairment charges taken on leasehold improvements at various stores and a $0.7 million impairment of goodwill.

Consolidated operating profit was $18.9 million for the 52-week period ended January 31, 2009, compared to $27.4 million for the 52-week period ended February 2, 2008, a decrease of $8.5 million. This decrease was attributable to decreased sales and gross margin, along with an increase in operating selling and administrative expenses.

2009 Annual Report

Balance Sheet

Current assets decreased $7.7 million, or 3.4%, in fiscal year 2009 compared to fiscal year 2008. The decrease is attributable to a $2.5 million decrease in inventory, a $1.4 million decrease in prepaid expenses and a $3.7 million decrease in accounts and related party receivables. The reduction in inventory is attributable to a tight focus on inventory reduction and control in both our stores and our warehouses in response to difficult macro-economic conditions. This reduction was accomplished despite the addition of sixteen new stores. The decrease in prepaid expenses is attributable to reduced prepayments of rent, supplies and import duties. The decrease in accounts and related party receivables is the result of reduced sales.

Current liabilities decreased $11.0 million, or 6.8%, in fiscal year 2009 compared to fiscal year 2008. The decrease is attributable to a $12.2 million decrease in short-term borrowings and a $6.0 million decrease in accrued expenses, partially offset by a $5.5 million increase in accounts payable. The decrease in short-term borrowings is the result of cost control, a reduction in inventory and an increase in accounts payable leverage. The reduction in accrued expenses is the result of reduced accruals for bonuses, insurance, returns and capital expenditures. Accounts payable increased due to more effective management of payment terms.

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

Other Long-Lived Assets

The Company’s other long-lived assets consist of property and equipment which include leasehold improvements. At January 31, 2009, the Company had $58.0 million of property and equipment, net of accumulated depreciation, accounting for approximately 20.8% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses, excluding goodwill impairment, totaled $0.7 million, $0.1 million and $0.3 million in fiscal 2009, 2008 and 2007, respectively. For all years presented, the impairment losses related to the retail trade business segment.

2009 Annual Report

Goodwill

At January 31, 2009, the Company had $0.7 million of goodwill, accounting for approximately 0.3% of the Company’s total assets. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill and other unamortizable intangible assets be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill during the fourth quarter of fiscal 2009 and determined that an impairment charge was required. As a result, impairment charges of $0.7 million were recorded the fourth quarter of fiscal 2009, which are the direct result of declining market conditions.

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

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements, lease termination costs, costs to transfer inventory and usable fixtures, other costs in connection with vacating the leased location, and a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $0.4 million, $0.6 million and $0.4 million during fiscal 2009, 2008 and 2007, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of income.

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

The Company estimates and accrues shrinkage for the period between the last physical count of inventory and the balance sheet date. The accrual is calculated based on historical results. As this estimate is based on historical experience, the variances between the estimate of shrinkage and the adjustment resulting from physical inventories are traditionally not significant.

Reserves for markdowns are estimated based upon the Company’s history of liquidating non-returnable inventory.

The Company utilizes the last-in, first-out (LIFO) method of accounting for inventories. The cumulative difference between replacement and current cost of inventory over stated LIFO value is $2.9 million as of January 31, 2009 and $2.5 million as of February 2, 2008. The estimated replacement cost of inventory at January 31, 2009 is the current first-in, first out (FIFO) value of $207.2 million.

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

2009 Annual Report

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

Results of Operations

The following table sets forth statement of income data expressed as a percentage of net sales for the periods presented.

	Fiscal Year Ended
	1/31/09	2/2/08	2/3/07
	52 weeks	52 weeks	53 weeks

Net revenue	100.0%	100.0%	100.0%
Gross profit	29.5%	29.6%	30.1%
Operating, selling, and administrative expenses	23.0%	21.9%	21.6%
Impairment charges	0.3%	0.0%	0.1%
Depreciation and amortization	2.8%	2.6%	2.7%
Operating profit	3.7%	5.1%	5.8%
Interest expense, net	0.4%	0.3%	0.0%
Income from continuing operations before income taxes	3.3%	4.9%	5.8%
Provision for income taxes	1.2%	1.8%	2.2%
Income from continuing operations	2.1%	3.1%	3.6%
Net income	2.1%	3.1%	3.6%

Fiscal 2009 Compared to Fiscal 2008

Consolidated net revenue decreased $21.8 million, or 4.0%, to $513.3 million for the 52-week period ended January 31, 2009 from $535.1 million for the 52-week period ended February 2, 2008.

Comparable store sales for the 52-week period ended January 31, 2009 decreased 7.2% when compared to the same 52-week period in the prior fiscal year. The decrease in comparable store sales was attributable to severe macro-economic conditions and the positive impact of the release of Harry Potter and the Deathly Hallows on sales in the prior year.

Our core book department business was down for the year. However, several categories performed well. Teen, faith based titles and election related items demonstrated strength. The teen category was positively impacted by the success of Stephanie Meyer’s Twilight series. Titles such as William Young’s The Shack and Glenn Beck’s The Christmas Sweater also had a positive impact. Bargain books and gifts continue to increase year over year driven by the broader economic climate and better assortments.

The Company opened sixteen new stores during fiscal 2009 resulting in partial year sales of $13.9 million and closed four stores during fiscal 2009 with partial year sales of $1.4 million. The Company also converted one traditional store to a superstore during fiscal 2009 with partial year sales of $1.3 million.

Net sales for the retail trade segment decreased $20.4 million, or 3.9%, to $508.3 million in the 52-week period ended January 31, 2009, from $528.6 million in the 52-week period ended February 2, 2008. The decrease is due to the 7.2% decrease in comparable store sales as described above, partially offset by the impact of sales from new stores opened in fiscal 2008 and fiscal 2009.

Net sales for the electronic commerce segment decreased $1.8 million, or 6.8%, to $25.2 million in the 52-week period ended January 31, 2009, from $27.0 million in the 52-week period ended February 2, 2008. The decrease in net sales for the electronic commerce segment was due to severe macro-economic conditions and decreased business-to-business sales.

Gross profit, which includes cost of sales, distribution costs and occupancy costs (including rent, common area maintenance, property taxes, utilities and merchant association dues), decreased $7.2 million, or 4.5%, to $151.3 million in the 52-week period ended January 31, 2009, from $158.5 million in the 52-week period ended February 2, 2008. Gross profit as a percentage of net sales decreased to 29.5% in the 52-week period ended January 31, 2009, from 29.6% in the 52-week period ended February 2, 2008. The decrease is attributable to higher occupancy costs offset by higher club card membership income and lower markdowns.

2009 Annual Report

Operating, selling and administrative expenses decreased $0.4 million, or 0.04%, to $116.6 million in the 52-week period ended January 31, 2009, from $117.1 million in the 52-week period ended February 2, 2008. Operating, selling and administrative expenses as a percentage of net sales increased to 22.7% in the 52-week period ending January 31, 2009 from 21.9% in the 52-week period ended February 2, 2008. The decrease was attributable to reduced salary, bonus, 401(k) and payroll tax expense, reduced advertising expenses and reduced bad debt expense, partially offset by increased credit card fees, travel, insurance and new store expenses. Impairment charges increased $1.3 million to $1.4 million in the 52-week period ended January 31, 2009, compared to the 52-week period ended February 2, 2008. The increase was attributable to $0.7 million in impairment charges taken on leasehold improvements at various stores and a $0.7 million impairment of goodwill.

Depreciation and amortization increased $0.5 million, or 3.3%, to $14.5 million in fiscal 2009, from $14.0 million in fiscal 2008. Depreciation and amortization as a percentage of net sales increased to 2.8% in fiscal 2009, from 2.6% in fiscal 2008, due to new store growth in fiscal years 2009 and 2008.

Consolidated operating profit was $18.9 million for the 52-week period ended January 31, 2009, compared to $27.4 million for the 52-week period ended February 2, 2008. This 31.1% decrease was attributable to decreased store sales for the reasons set forth above, which resulted in lower gross profit for fiscal 2009. Operating profit as a percentage of sales was 3.7% for fiscal 2009. Operating profit was 5.1% of sales for fiscal 2008. The decrease as a percentage of sales from fiscal 2008 is attributable to the decrease in gross margin as a percent of sales plus the increase in operating, selling and administrative expenses and depreciation as outlined above. Operating profit for the electronic commerce segment was $1.5 million in each of fiscal 2009 and 2008. Operating profit for the electronic commerce segment was flat from last year in spite of a $1.8 million decrease in net sales. This was caused by improved gross margin through less discounting and greater sales of higher margin items such as gifts and bargain books.

Net interest expense increased $0.6 million, or 42.6%, to $1.9 million in fiscal 2009, from $1.3 million in fiscal 2008, due to higher average debt in fiscal 2009 partially offset by lower average interest rates. Average debt for the 52-week period ended January 31, 2009 was $41.3 million compared to $27.8 million for the 52-week period ended February 2, 2008. The increase in average debt is attributable to reduced sales, additional share repurchases in fiscal 2009 and the impact of the special dividend paid on July 5, 2007.

The effective rate for income tax purposes was 37.7% for fiscal 2009 and 36.6% for fiscal 2008. The increase in the effective tax rate was due to a higher effective state tax rate in the current fiscal year, as well as the impact of more favorable federal tax credits in fiscal 2008.

The Company did not close any stores in fiscal 2009 in a market where the Company does not expect to retain the closed stores’ customers at another store in the same market. Two such stores were closed in fiscal 2008. The financial impact of these closings was not reported as discontinued operations in the financial statements as the impact was immaterial.

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

Comparable store sales for the 52-week period ended February 2, 2008 increased 1.4% when compared to the same 52-week period in the prior fiscal year. The increase in comparable store sales was attributable to a strong performance in our best sellers and promotional items. During the second quarter of the year ended February 2, 2008, Harry Potter and the Deathly Hallows was released and added to our comparable store sales increase.

2009 Annual Report

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

Our core book department business was down slightly for the year. However, sales of fiction titles were very strong, driven by sales of commercial fiction titles and the January publication of John Grisham's The Appeal and Steven King's Duma Key.  Biography titles experienced the success of Elizabeth Gilbert’s memoir, Eat, Pray Love. We also built on the positive sales trends in teen titles, graphic novels and our Faithpoint inspirational titles.  Sales of children’s books increased over prior year due to sales of Harry Potter and The Deathly Hallows setting new records and the ongoing growth of children's titles generally. Our stores produced solid gains in bargain books and gifts with toys and games experiencing gains over prior periods.

The Company opened nine new stores during fiscal 2008 resulting in partial year sales of $6.4 million and closed seven stores during fiscal 2008 with partial year sales of $1.2 million. The Company also converted one traditional store to a superstore during fiscal 2008 with partial year sales of $1.0 million.

Net sales for the retail trade segment increased $15.6 million, or 3.0%, to $528.6 million in the 52-week period ended February 2, 2008, from $513.0 million in the 53-week period ended February 3, 2007. When compared to the same 52-week period last year, the retail trade segment increased $23.8 million, or 4.7%. In addition to the factors discussed above, the increase in net sales for the retail trade segment was due to new stores opened in fiscal 2008.

Net sales for the electronic commerce segment increased $1.0 million, or 3.6%, to $27.0 million in the 52-week period ended February 2, 2008, from $26.0 million in the 53-week period ended February 3, 2007. When compared to the same 52-week period last year, the electronic commerce segment increased $1.7 million, or 6.7%. The increase in net sales for the electronic commerce segment was due to increased business to business sales.

Gross profit, which includes cost of sales, distribution costs and occupancy costs (including rent, common area maintenance, property taxes, utilities and merchant association dues), increased $1.8 million, or 1.2%, to $158.5 million in the 52-week period ended February 2, 2008, from $156.7 million in the 53-week period ended February 3, 2007. Gross profit as a percentage of net sales decreased to 29.6% in the 52-week period ended February 2, 2008 from 30.1% in the 53-week period ended February 3, 2007. Excluding the extra week and gift card breakage recorded in fiscal 2007, gross profit as a percentage of net sales decreased 0.2% in fiscal 2008. The decrease is the result of higher occupancy and warehouse costs partially offset by lower promotional discounts, lower markdowns, improvements in store inventory shrinkage and higher club card membership income.

Operating, selling and administrative expenses increased $4.5 million, or 4.1%, to $117.1 million in the 52-week period ended February 2, 2008, from $112.6 million in the 53-week period ended February 3, 2007. Operating, selling and administrative expenses as a percentage of net sales remained relatively flat at 21.9% in the 52-week period ending February 2, 2008 compared to 21.6% in the 53-week period ended February 3, 2007. Excluding the extra week recorded in fiscal 2007, operating, selling and administrative expenses as a percentage of net sales increased 0.2% in fiscal 2008. The increase was due to an increase in health care expense, promotional expense for our club card program and a revision of the franchise tax estimate.

Depreciation and amortization decreased $0.1 million, or 0.6%, to $14.0 million in fiscal 2008, from $14.1 million in fiscal 2007. Depreciation and amortization as a percentage of net sales decreased to 2.6% in fiscal 2008, from 2.7% in fiscal 2007, due to the impact of certain assets becoming fully depreciated during the prior year.

2009 Annual Report

Consolidated operating profit was $27.4 million for the 52-week period ended February 2, 2008, compared to $30.1 million for the 53-week period ended February 3, 2007. Excluding the extra week and gift card breakage recorded in fiscal 2007, operating profit increased $0.6 million during fiscal 2008. This increase was attributable to increased store sales for the reasons set forth above, which resulted in higher gross profit for fiscal 2008. Operating profit as a percentage of sales was 5.1% for fiscal 2008. Excluding the extra week and the gift card breakage recorded in fiscal 2007, operating profit was 5.3% of sales for fiscal 2007. The decrease as a percentage of sales from fiscal 2007 is attributable to the decrease in gross margin as a percent of sales plus the increase in operating, selling and administrative expenses offset by the reduction in depreciation as outlined above. The operating profit for the electronic commerce segment was $1.5 million, compared to $1.4 million in fiscal 2007. The improvement in operating results was due to higher gross margin partially offset by higher customer service payroll, an adjustment to our gift card reserves, software maintenance and bad debt.

Net interest expense increased $1.2 million, or 1185.8%, to $1.3 million in fiscal 2008, from $0.1 million in fiscal 2007, due to borrowing from our revolving credit facility as a result of the special dividend paid on July 5, 2007 and our share repurchase program. During fiscal 2008, the Company purchased 1.4 million shares of its common stock at a total cost of $20.0 million under its share repurchase program.

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

2009 Annual Report

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

2009 Annual Report

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

Liquidity and Capital Resources

The Company’s primary sources of liquidity are cash flows from operations, including credit terms from vendors, and borrowings under its credit facilities. The Company has an unsecured revolving credit facility under a credit agreement with a syndicate of banks that allows borrowings up to $100.0 million, which expires in July 2011. Availability under the facility is reduced by outstanding letters of credit issued under this facility. The credit agreement contains certain financial and non-financial covenants, the most restrictive of which is the maintenance of a minimum fixed charge coverage ratio. The outstanding balance under this credit facility as of January 31, 2009 and February 2, 2008, was $15.8 million and $28.0 million, respectively, and the face amount of letters of credit issued under the facility as of such dates was $2.2 million and $2.4 million, respectively. The maximum and average outstanding borrowings under the credit facility (excluding the face amount of letters of credit issued thereunder) during fiscal 2009 were $58.5 million and $41.3 million, respectively.

During fiscal 1996 and fiscal 1995, the Company acquired and constructed certain warehouse and distribution facilities with the proceeds of loans made pursuant to an industrial development revenue bond (the “Bond”). As of January 31, 2009 and February 2, 2008, there was $6.7 million and $7.0 million of borrowings outstanding, respectively, under these arrangements, which bear interest at variable rates.

The Company’s capital expenditures totaled $19.8 million in fiscal 2009. These expenditures were used for new store openings, renovation and improvements to existing stores, upgrades and expansion of warehouse distribution facilities and investment in management information systems.

2009 Annual Report

Financial Position

During fiscal 2009, the Company opened sixteen stores, closed four stores and relocated seven other stores. Despite severe macro-economic conditions and overall store growth in fiscal 2009, inventory balances decreased $2.5 million to $204.3 million at January 31, 2009, as compared to $206.8 million at February 2, 2008. The reduction in inventory is attributable to a more disciplined and focused approach to managing our average inventory balances in our stores and at our warehouses in response to difficult macro-economic conditions. This was accomplished by lower receipts and an acceleration of returns to our publishers for returnable product.

Net property and equipment increased $4.5 million due to higher capital expenditures for sixteen new stores opened and seven other stores re-opened in fiscal 2009. Additionally, accounts and related party receivables decreased by $3.7 million as of January 31, 2009 as compared with the balance as of February 2, 2008, due to reduced sales. Accounts payable increased $5.4 million due to more effective management of payment terms. Accrued expenses and short-term borrowing decreased $6.0 million and $12.2 million, respectively. The decrease in short-term borrowings is the result of cost control, a reduction in inventory and an increase in accounts payable leverage. The reduction in accrued expenses is the result of reduced accruals for bonuses, insurance, returns and capital expenditures.

Future Commitments

The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to Books-A-Million, Inc. at January 31, 2009:

	Payments Due Under Contractual Obligations(2)
(in thousands)	Total	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014	Thereafter
Short-term borrowings(1)	$15,760	$15,760	$ --	$ --	$ --	$ --	$ --
Long-term debt-industrial revenue bond	6,720	--	--	6,720	--	--	--
Subtotal of debt	22,480	15,760	--	6,720	--	--	--
Interest	597	167	200	230	--	--	--
Operating leases	186,846	39,633	33,310	26,151	20,857	16,990	49,905
Total of obligations	$209,923	$55,560	$33,510	$33,101	$20,857	$16,990	$49,905

(1)	Short term borrowings represent borrowings under the $100 million credit facility that are due in 12 months or less.
(2)

This table excludes any amounts related to the payment of the $2.0 million of income tax uncertainties, as the Company cannot make a reasonably reliable estimate of the periods of cash settlements with the respective taxing authorities.

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

The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company’s balance sheet at January 31, 2009 or February 2, 2008, as such liabilities are considered de minimis.   Cash Flows

Operating activities provided cash of $39.2 million, $34.5 million and $21.3 million in fiscal 2009, 2008 and 2007, respectively, and included the following effects:

•

Cash provided by inventories in fiscal 2009 of $2.5 million was the result of tighter controls over receipts and returns in light of the economic environment. Cash used by inventories in fiscal 2008 was $6.6 million. This was the result of the sales shortfall in the fourth quarter of fiscal 2008. Cash provided by inventories in fiscal 2007 was $4.5 million. This was the result of increased sales and improved inventory management during the respective year.

2009 Annual Report

•

Cash provided by accounts payable (including related party payables) in fiscal 2009 of $5.5 million was the result of improved accounts payable leveraging with vendors. Cash provided by accounts payable (including related party payables) in fiscal 2008 of $4.8 million was due to a deliberate change in our payment practices to more effectively meet vendor payment guidelines. Cash used by accounts payable (including related party payables) in fiscal 2007 of $14.5 million was due to the timing of vendor payments for fourth quarter merchandise versus the prior year end and lower inventory levels for fiscal 2007.

•

Depreciation and amortization expenses were $14.4 million, $14.0 million and $14.1 million in fiscal 2009, 2008 and 2007, respectively. The increase in fiscal 2009 was due to the timing of store openings. The decrease in fiscal 2008 was due to the impact of certain assets becoming fully depreciated during the prior year.

•

Cash used by accrued expenses was $5.6 million in fiscal 2009 and was due to a reduction in the annual bonus accrual, lower capital expenditure accruals and lower sales tax audit accruals. Cash provided by accrued expenses was $4.5 million in fiscal 2008 and was due to unused gift card reserve, accrued payroll taxes and the adoption of FASB Staff Position FIN 48-1. Cash used by accrued expenses was $3.1 million in fiscal 2007 and was due to a lower gift card liability due to the recognition of gift card breakage, lower capital expenditure accruals and lower audit fee accruals.

Cash used in investing activities in fiscal 2009, 2008 and 2007 reflected a net use of cash of $19.8 million, $16.9 million and $16.2 million, respectively. Cash was used to fund capital expenditures for new store openings, renovation and improvements to existing stores, warehouse distribution purposes and investments in management information systems.

Financing activities used cash of $19.5 million in fiscal 2009 to repay debt ($12.5 million), to purchase stock ($1.8 million), for dividend payments ($5.0 million) and for excess tax benefit from stock based compensation ($0.3 million), offset by proceeds from the issuance of stock options ($0.1 million). Financing activities used cash of $46.1 million in fiscal 2008 to purchase stock ($20.1 million) and for dividend payments ($56.8 million), offset by borrowings under the credit facility ($27.8 million), proceeds from the issuance of stock upon the exercise of stock options ($1.3 million) and related tax benefits ($1.6 million). Financing activities used cash of $8.5 million in fiscal 2007 to purchase stock ($7.5 million), repay debt ($0.1 million) and for dividend payments ($5.3 million), offset by proceeds from the issuance of stock upon the exercise of stock options ($1.8 million) and the tax benefit from stock based compensation ($2.6).

Dividends

The Company paid $5.0 million in dividends in fiscal 2009 and $56.8 million in dividends in fiscal 2008. See the table below for a summary of dividends declared each quarter. On June 4, 2007, the Company’s board of directors declared a special one-time cash dividend of $3.00 per common share. The dividend was paid on July 5, 2007 to stockholders of record at the close of business on June 20, 2007. A total of $50.9 million was paid on the Company’s 16,958,000 outstanding shares of common stock as a result of the special dividend.

	Dividends Declared
	Fiscal 2009	Fiscal 2008
First quarter	$0.09	$0.09
Second quarter	$0.09	$3.09
Third quarter	$0.05	$0.09
Fourth quarter	$0.05	$0.09
Annual Total	$0.28	$3.36

Impact of Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48, effective February 4, 2007. As a result of the adoption of FIN 48, the Company recorded an increase of $1,987,000 in other long-term liabilities in its consolidated balance sheet for unrecognized tax benefits, which was accounted for as a cumulative effect adjustment to the February 4, 2007 balance of retained earnings.

2009 Annual Report

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States (“GAAP”) and expands disclosures about fair value measurements. For financial assets and liabilities, this statement is effective for fiscal periods beginning after November 15, 2007 and does not require any new fair value measurements. In February 2008, FASB Staff Position No. 157-2 was issued which delayed the effective date of SFAS No. 157 to fiscal years ending after November 15, 2008 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company adopted SFAS No. 157 effective February 3, 2008. The adoption of SFAS No. 157 did not have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, including interim periods within that fiscal year. The Company did not elect the fair value option for any of its existing financial instruments as of February 3, 2008 and the Company has not determined whether or not it will elect this option for financial instruments it may acquire in the future.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2007, the FASB issued SFAS No. 141 (revised), Business Combinations ("SFAS No. 141R"). The objective of this statement is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.   SFAS No. 141R is effective for the Company on February 1, 2009 and its adoption is not expected to have a significant impact on the Company’s financial statements. In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 ("SFAS No. 160").  The objective of this statement is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS No. 160 is effective for the Company on February 1, 2009 and its adoption is not expected to have a significant impact on the Company’s financial statements.

In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, and FSP FAS 157-2, Effective Date of FASB Statement No. 157. These FSPs:

•     Exclude certain leasing transactions accounted for under FASB Statement No. 13, Accounting for Leases, from the scope of FASB Statement No. 157, “Fair Value Measurements” (Statement 157). The exclusion does not apply to fair value measurements of assets and liabilities recorded as a result of a lease transaction but measured pursuant to other pronouncements within the scope of Statement 157.

•     Defer the effective date in Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

FSP FAS 157-1 is effective upon the initial adoption of Statement 157.  FSP FAS 157-2 is effective February 12, 2008.  The Company adopted the provisions of FSP 157-1 and 157-2 in the first quarter of 2008.  See Note 8 for details regarding the impact of adoption on the Company.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Based on current conditions, the Company does not expect the adoption of SFAS No. 161 to have a significant impact on its results of operations or financial position.

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This Statement became effective on November 15, 2008. The Company adopted SFAS No. 162 in the fourth quarter of 2008 and has concluded that it does not have a material effect on its consolidated financial statements.

2009 Annual Report

In June 2008, the FASB ratified EITF Issue No. 08-3, Accounting for Lessees for Maintenance Deposits Under Lease Arrangements (“EITF No. 08-3”). EITF No. 08-3 requires that all nonrefundable maintenance deposits be accounted for as a deposit with the deposit expensed or capitalized in accordance with the lessee's maintenance accounting policy when the underlying maintenance is performed. Once it is determined that an amount on deposit is not probable of being used to fund future maintenance expense, it is to be recognized as additional expense at the time such determination is made. EITF No. 08-3 is effective for the Company as of the beginning of its fiscal year that begins on February 1, 2009. The adoption of EITF No. 08-3 will not have a material effect on the Company's consolidated financial statements.

In September 2008, the FASB issued FSP No. FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees – An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.   This FSP amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument.  This FSP also amends FASB Interpretation No. (FIN) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee.   Further this FSP clarifies the FASB’s intent about the effective date of SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities.  The provisions of this FSP that amend SFAS No. 161 and FIN 45 are effective for reporting periods ending after November 15, 2008 and the clarification of the effective date of SFAS No. 161 is effective upon issuance of this FSP.  The Company adopted FSP FAS 133-1 and FIN 45-4 in the fourth quarter of 2008 and has concluded that it does not have a material effect on its consolidated financial statements.

In October 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.   FSP 157-3 clarifies the application of SFAS No. 157, Fair Value Measurements , in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  The FSP stipulates that determining fair value in a dislocated market depends on the facts and circumstances and may require the use of significant judgment when evaluating individual transactions or broker quotes which are some of the sources of the fair value measurement.  In addition, FSP FAS 157-3 states that if an entity uses its own assumptions to determine fair value, it must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks.  FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued.  The Company adopted FSP FAS 157-3 in the third quarter of 2008 and has concluded that it does not have a material effect on its consolidated financial statements.

Related Party Activities

As discussed in Note 6 of Notes to Consolidated Financial Statements, the Company conducts business with other entities in which certain officers, directors and principal stockholders of the Company have controlling ownership interests. The most significant related party transactions include inventory purchases from, and sales of merchandise to, related parties. Related party inventory purchases decreased by $4.5 million, or 14.6%, to $26.3 million in fiscal 2009, compared to fiscal 2008 purchases of $30.8 million. The decrease in related party purchases was due to reduced magazine, music and collectibles purchases versus fiscal 2008. Related party sales transactions decreased in fiscal 2009 to $1.3 million, a decrease of $2.3 million, as a result of decreased book merchandise sales. The Company leases certain office, retail and warehouse space from related parties, for which the rents have remained relatively unchanged. Management believes the terms of these related party transactions are substantially equivalent to those available from unrelated parties. The Company co-owns with three related parties two airplanes that are used by the Company in its business. The Company owns a 26% interest in each of these airplanes. Prior to July 1, 2008, the Company owned 49.9% in one airplane co-owned by the Company and one of the related parties. In an effort to reduce operating and administrative expenses, on July 1, 2008 the Company entered into a like-kind exchange transaction whereby it transferred 23.9% of its interest in the one airplane in exchange for a 26% interest in another airplane co-owned by the three related parties and certain other parties. The value of the airplane interests transferred and received by the Company in this exchange was approximately $1.6 million. No cash traded hands in this exchange.

2009 Annual Report

Disclosure Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the book retail industry in general and in the Company’s specific market areas; inflation or deflation; economic conditions in general and in the Company’s specific market areas, including the length of time that the U.S. economy remains in the current recession; the number of store openings and closings; the profitability of certain product lines; capital expenditures and future liquidity; liability and other claims asserted against the Company; uncertainties related to the Internet and the Company’s Internet operations; and other factors referenced herein and in the Company’s Annual Report and Form 10-K for the fiscal year ended January 31, 2009. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Given these uncertainties, stockholders and prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any of the forward-looking statements contained herein to reflect future events or developments.

2009 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Books-A-Million, Inc.

We have audited the accompanying consolidated balance sheets of Books-A-Million, Inc. and subsidiaries (the “Company”) as of January 31, 2009 and February 2, 2008 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended January 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2009 and February 2, 2008, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 14, 2009 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Atlanta, Georgia

April 14, 2009

2009 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Books-A-Million, Inc.

We have audited Books-A-Million, Inc.'s and subsidiaries (the "Company") internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of January 31, 2009 and February 2, 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended January 31, 2009 and our report dated April 14, 2009 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Atlanta, Georgia

April 14, 2009

2009 Annual Report

Consolidated Balance Sheets
	As of
(Dollars in thousands, except per share amounts)	1/31/09	2/2/08
Assets
Current Assets:
Cash and cash equivalents	$5,529	$5,595
Accounts receivable, net of allowance for doubtful accounts of $354 and $741, respectively	5,431	6,450
Related party receivables	1,133	3,780
Inventories	204,305	206,836
Prepayments and other	3,239	4,678
Total Current Assets	219,637	227,339

Property and Equipment:
Land	628	628
Buildings	6,915	6,915
Equipment	79,003	76,653
Furniture and fixtures	88,999	84,843
Leasehold improvements	58,086	53,071
Construction in process	536	398
Gross Property and Equipment	234,167	222,508
Less accumulated depreciation and amortization	176,129	168,994
Net Property and Equipment	58,038	53,514

Deferred Income Taxes	463	2,452
Other Assets:
Goodwill	653	1,368
Other	501	160
Total Other Assets	1,154	1,528
Total Assets	$279,292	$284,833

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable:
Trade	$94,418	$88,994
Related party	2,321	2,213
Accrued expenses	35,554	41,539
Accrued income taxes	848	995
Deferred income taxes	8,591	6,846
Short-term borrowings	15,760	27,967
Total Current Liabilities	157,492	168,554

Long-term Debt	6,720	6,975
Deferred Rent	8,554	8,079
Liability for Uncertain Tax Positions	2,032	2,174
Total Non-current Liabilities	17,306	17,228

Commitments and Contingencies
Stockholders’ Equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized, no shares outstanding	-	-
Common stock, $.01 par value; 30,000,000 shares authorized, 21,236,218 and 20,850,611 shares outstanding at January 31, 2009 and February 2, 2008, respectively	212	209
Additional paid-in capital	91,432	89,752
Treasury stock at cost (5,455,720 shares at January 31, 2009 and 5,216,951 shares at February 2, 2008, respectively)	(46,258)	(44,468)
Retained earnings	59,108	53,558
Total Stockholders’ Equity	104,494	99,051
Total Liabilities and Stockholders’ Equity	$279,292	$284,833

The accompanying notes are an integral part of these consolidated statements.

2009 Annual Report

                                                                                            CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended
(In thousands, except per share data)	1/31/09	2/2/08	2/3/07
	52 weeks	52 weeks	53 weeks
Net revenue	$513,271	$535,128	$520,416
Cost of products sold, including warehouse distribution and store occupancy costs	361,934	376,580	363,688
Gross profit	151,337	158,548	156,728

Operating, selling and administrative expenses	116,648	117,079	112,227
Impairment charges	1,351	60	333
Depreciation and amortization	14,448	13,989	14,069
Operating profit	18,890	27,420	30,099

Interest expense, net	1,920	1,346	105
Income before income taxes	16,970	26,074	29,994

Provision for income taxes	6,396	9,552	11,107

Net Income	$10,574	$16,522	$ 18,887

Net income per common share:
Basic
Net income per share	$0.70	$1.03	$ 1.16
Weighted average number of shares outstanding – basic	15,219	16,089	16,352

Diluted
Net income per share	$0.68	$1.01	$ 1.12
Weighted average number of shares outstanding – diluted	15,609	16,302	16,805

Dividends per share – declared	$ 0.28	$ 3.36	$ 0.33

The accompanying notes are an integral part of these consolidated statements.

2009 Annual Report

                                                                                              CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

							Accumulated
			Additional				Other	Total
	Common Stock		Paid-In	Treasury Stock		Retained	Comprehensive	Stockholders'
(In thousands)	Shares	Amount	Capital	Shares	Amount	Earnings	Income (Loss)	Equity

Balance, January 28, 2006	19,764	$198	$79,509	3,287	$(16,954)	$82,263	$(7)	$145,009

Net income						18,887		18,887
Unrealized gain on accounting for derivative instruments, net of tax provision of $4							7	7
Subtotal comprehensive income								18,894
Purchase of treasury stock, at cost				531	(7,460)			(7,460)
Dividends paid						(5,303)		(5,303)
Issuance of restricted stock	148	1	1,558					1,559
Issuance of stock for employee stock purchase plan	9		88					88
Exercise of stock options	540	6	1,674					1,680
Tax benefit from exercise of stock options			2,567					2,567
Balance, February 3, 2007	20,461	$205	$85,396	3,818	$(24,414)	$95,847	$ --	$157,034

Net income						$16,522		$16,522
Subtotal comprehensive income								$16,522
FIN 48 Adjustment						(1,987)		(1,987)
Purchase of treasury stock, at cost				1,399	$(20,054)			(20,054)
Dividends paid						(56,824)		(56,824)
Issuance of restricted stock	155	$2	$1,464					1,466
Issuance of stock for employee stock purchase plan	8		118					118
Exercise of stock options	226	2	1,136					1,138
Tax benefit from exercise of stock options			1,638					1,638
Balance, February 2, 2008	20,850	$209	$89,752	5,217	$(44,468)	$53,558	$ --	$99,051

Net income						$10,574		$10,574
Subtotal comprehensive income								$10,574
Purchase of treasury stock, at cost				239	$(1,790)			(1,790)
Dividends paid						(5,024)		(5,024)
Issuance of restricted stock	374	$3	$1,887					1,890
Issuance of stock for employee stock purchase plan	12		132					132
Tax decrement from stock based compensation			(339)					(339)
Balance, January 31, 2009	21,236	$212	$91,432	5,456	$(46,258)	$59,108	$ --	$104,494

The accompanying notes are an integral part of these consolidated statements

2009 Annual Report

                                                                                            CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
(In thousands)	1/31/09	2/2/08	2/3/07
	52 Weeks	52 Weeks	53 Weeks
Cash Flows from Operating Activities:
Net income	$10,574	$16,522	$18,887
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,448	13,989	14,069
Stock-based compensation	1,890	1,466	1,559
Loss on impairment of assets	1,351	60	336
Loss on sale of property and equipment	271	479	228
Deferred income tax provision	3,734	2,933	465
Excess tax benefit of stock based compensation	339	(1,638)	(2,567)
Bad debt expense	93	430	254
(Increase) decrease in assets:
Accounts receivable	926	644	1,890
Related party receivables	2,647	(1,133)	(1,513)
Inventories	2,531	(6,559)	4,512
Prepayments and other	1,439	(315)	(25)
Noncurrent assets (excluding amortization)	(412)	(3)	(124)
Increase (decrease) in liabilities:
Accounts payable	5,424	5,575	(14,752)
Related party payables	108	(775)	297
Accrued income taxes	(486)	(1,719)	880
Accrued expenses	(5,654)	4,537	(3,090)
Total adjustments	28,649	17,971	2,419
Net cash provided by operating activities	39,223	34,493	21,306

Cash Flows from Investing Activities:
Capital expenditures	(19,819)	(16,878)	(16,191)
Proceeds from sale of property and equipment	13	--	15
Net cash used in investing activities	(19,806)	(16,878)	(16,176)

Cash Flows from Financing Activities:
Borrowings under credit facilities	236,125	174,212	2,850
Repayments under credit facilities	(248,587)	(146,370)	(2,950)
Proceeds from exercise of stock options and issuance of common stock under employee stock purchase plan	132	1,257	1,768
Purchase of treasury stock	(1,790)	(20,054)	(7,460)
Payment of dividends	(5,024)	(56,824)	(5,303)
Excess tax benefit from stock based compensation	(339)	1,638	2,567
Net cash used in financing activities	(19,483)	(46,141)	(8,528)

Net Decrease in Cash and Cash Equivalents	(66)	(28,526)	(3,398)
Cash and Cash Equivalents at Beginning of Year	5,595	34,121	37,519
Cash and Cash Equivalents at End of Year	$5,529	$5,595	$34,121

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$2,013	$1,907	$ 910
Income taxes, net of refunds	$3,319	$6,666	$ 7,199
Supplemental Disclosures of Non Cash Investing Activities:
Capital expenditures in accrued expenses	$(833)	$(368)	$(1,284)
Like-kind exchange of assets	$1,600	--	--

The accompanying notes are an integral part of these consolidated statements.

2009 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Business

Books-A-Million, Inc. and its subsidiaries (the “Company”) are principally engaged in the sale of books, magazines and related items through a chain of retail bookstores. The Company presently operates 220 bookstores in 21 states and the District of Columbia, which are predominantly located in the southeastern United States. The Company also operates a retail Internet website. The Company presently consists of Books-A-Million, Inc. and its three wholly owned subsidiaries, American Wholesale Book Company, Inc., Booksamillion.com, Inc. and BAM Card Services, LLC. All inter-company balances and transactions have been eliminated in consolidation. For a discussion of the Company’s business segments, see Note 8.

Fiscal Year

The Company operates on a 52 or 53-week year, with the fiscal year ending on the Saturday closest to January 31. Fiscal year 2009 and fiscal year 2008 were each 52-week periods. Fiscal year 2007 was a 53-week period.

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

The Company sells its Millionaire’s Club Card, which entitles the customer to receive a ten percent discount on all purchases made during the twelve-month membership period, for a non-refundable fee. The Company recognizes this revenue over the twelve-month membership period based upon historical customer usage patterns. Related deferred revenue is included in accrued expenses. The Company sells gift cards to its customers in its retail stores. The gift cards do not have an expiration date. Income is recognized from gift cards when: (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote (gift card breakage) and there is no legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdictions. The gift card breakage rate is determined based upon historical redemption patterns. Based on this historical information, the likelihood of a gift card remaining unredeemed can be determined after 24 months of card inactivity. At that time, breakage income is recognized for those cards for which the likelihood of redemption is deemed to be remote and for which there is no legal obligation to remit the value of such unredeemed gift cards to the relevant jurisdictions. In fiscal 2007, the Company formed a gift card subsidiary, Books-A-Million Card Services, now known as BAM Card Services, LLC ("Card Services"), to administer the Company’s gift card program and to provide a more advantageous legal structure. During fiscal 2009, the Company recognized $1.7 million of gift card breakage income. Breakage income for fiscal 2008 was $1.4 million. Breakage income for fiscal 2007 was $3.2 million, of which $2.3 million relates to periods prior to fiscal 2007. The $2.3 million represents a change in estimate in the escheat liability due to operational changes related to the creation of Card Services. Gift card breakage income is included in revenue.

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

2009 Annual Report

Accounts Payable

The Company classifies its checks written but not yet cleared by the bank in Accounts Payable since the right to offset does not exist as of January 31, 2009 as described in the provisions of FASB Interpretation No. 39, Offset Amounts Related to Certain Contracts. Checks are only written once approved by management. Amounts included in Accounts Payable representing checks written but not yet cleared as of January 31, 2009 and February 2, 2008 were $19.5 million and $25.0 million, respectively.

Inventories

Inventories are valued at the lower of cost or market, using the retail method. Market is determined based on the lower of replacement cost or estimated realizable value. Using the retail method, store and warehouse inventories are valued by applying a calculated cost to retail ratio to the retail value of inventories.

The Company currently utilizes the last-in, first-out (LIFO) method of accounting for inventories. The cumulative difference between replacement and current cost of inventory over stated LIFO value was $2.9 million as of January 31, 2009 and $2.5 million as of February 2, 2008. The estimated replacement cost of inventory is the current first-in, first-out (FIFO) value of $207.2 million.

Physical inventory counts are taken throughout the course of the fiscal period and reconciled to the Company’s records. Accruals for inventory shortages are estimated based upon historical shortage results.

Inventories were:

	Fiscal Year Ended
(In thousands)	January 31, 2009	February 2, 2008
Inventories (at FIFO)	$207,217	$209,314
LIFO reserve	(2,912)	(2,478)
Net inventories	$204,305	$206,836

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

Long-Lived Assets

The Company’s long-lived assets consist of property and equipment which includes leasehold improvements. At January 31, 2009, the Company had $58.0 million of property and equipment, net of accumulated depreciation, accounting for approximately 20.8% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses on long-lived assets, excluding goodwill impairment, totaled $0.7 million, $0.1 million and $0.3 million in fiscal 2009, 2008 and 2007, respectively, and were recorded in impairment charges. For all years presented, the impairment losses related to the retail trade business segment.

2009 Annual Report

Goodwill

At January 31, 2009, the Company had $0.7 million of goodwill, accounting for approximately 0.2% of the Company’s total assets. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill and other indefinite life intangible assets be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment.

The valuation approaches are subject to key judgments and assumptions that are sensitive to change such as judgments and assumptions about appropriate sales growth rates, operating margins, weighted average cost of capital (“WACC”), and comparable company market multiples. When developing these key judgments and assumptions, the Company considers economic, operational and market conditions that could impact the fair value of the reporting unit. However, estimates are inherently uncertain and represent only management’s reasonable expectations regarding future developments.

The Company completed its latest annual impairment test on goodwill during the fourth quarter of fiscal 2009 and determined that an impairment charge was required. As a result, an impairment charge of $0.7 million was recorded in the fourth quarter of fiscal 2009, which was the direct result of declining market conditions.

Deferred Rent

The Company recognizes rent expense by the straight-line method over the lease term, including lease renewal option periods that can be reasonably assured at the inception of the lease. The lease term commences on the date when the Company takes possession and has the right to control use of the leased premises. Also, funds received from the lessor intended to reimburse the Company for the cost of leasehold improvements are recorded as a deferred credit resulting from a lease incentive and are amortized over the lease term as a reduction of rent expense. As of January 31, 2009, deferred rent totaled $8.6 million compared to $8.1 million as of February 2, 2008.

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

Store Closing Costs

The Company continually evaluates the profitability of its stores. When the Company closes or relocates a store, the Company incurs unrecoverable costs, including net book value of abandoned fixtures and leasehold improvements, lease termination payments, costs to transfer inventory and usable fixtures and other costs of vacating the leased location. Such costs are expensed as incurred and are included in selling, general and administrative costs. During fiscal 2009, 2008 and 2007, the Company recognized store closing costs of $0.4 million, $0.6 million and $0.4 million, respectively.

Advertising Costs

The costs of advertising are expensed as incurred. Advertising costs, net of applicable vendor reimbursements of $1.8 million, $1.8 million and $1.4 million, are charged to operating, selling and administrative expenses, and totaled $3.3 million, $3.8 million and $3.6 million for fiscal years 2009, 2008 and 2007, respectively.

Insurance Accruals

The Company is subject to large deductibles under its workers’ compensation and health insurance policies. Amounts are accrued currently for the estimated cost of claims incurred, both reported and unreported.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that result in temporary differences between the amounts recorded in its financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

2009 Annual Report

Accounts Receivable and Allowance for Doubtful Accounts

Receivables represent customer, landlord and other receivables due within one year and are net of any allowance for doubtful accounts. Net receivables were $6.6 million and $10.2 million for January 31, 2009 and February 2, 2008, respectively. Trade accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The collectability of trade receivable balances is regularly evaluated based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment patterns. If it is determined that a customer will be unable to fully meet its financial obligation, such as the case of a bankruptcy filing or other material events impacting its business, a specific reserve for doubtful accounts is recorded to reduce the related receivable to the amount expected to be recovered.

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

Stockholders' Equity

Basic net income per common share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution, using the treasury stock method that could occur if stock options are exercised or restricted stock granted to employees vested and resulted in an increase of common stock that then shared in the earnings of the Company. Diluted EPS has been computed based on the average number of shares outstanding including the effect of outstanding stock options and restricted stock, if dilutive, in each respective year. A reconciliation of the weighted average shares for basic and diluted EPS is as follows:

	Fiscal Year Ended
(In thousands)	1/31/09	2/2/08	2/3/07
Weighted average shares outstanding:
Basic	15,219	16,089	16,352
Dilutive effect of unvested restricted stock outstanding	390	213	453
Diluted	15,609	16,302	16,805

In March 2004, the Board of Directors authorized a common stock repurchase program for up to 1.6 million shares, or 10% of the outstanding stock (the “March 2004 Plan”). Under the March 2004 Plan, the Company repurchased a total of 1,452,000 shares at a cost of $13.7 million. This plan is now discontinued.

On June 8, 2006, the Board approved a new stock repurchase program (the “June 2006 Plan”). The program authorized the repurchase of up to $10 million in shares of the Company’s common stock over the following twelve months, but no specific number of shares was approved. Under the June 2006 Plan, the Company repurchased a total of 300,000 shares at a cost of $4.4 million. This stock repurchase program replaced the March 2004 Plan.

On August 23, 2006, the Board approved an additional stock repurchase program (the “August 2006 Plan”). This program authorized the repurchase of up to an additional $25 million in shares of the Company’s common stock over the following eighteen months. This program is in addition to the June 2006 Plan to repurchase up to $10 million in shares of common stock. Under the August 2006 Plan, the Company repurchased 1,399,000 shares at a cost of $20.1 million during the fiscal year ended February 2, 2008. This plan expired on February 23, 2008.

On March 26, 2008, the Board of Directors authorized a new common stock repurchase program (the “March 2008 Plan”) for up to $5 million in shares of common stock through the expiration of this plan on April 30, 2009. Under the March 2008 Plan, the Company repurchased 239,000 shares at a cost of $1.8 million during the fiscal year ended January 31, 2009.

On March 26, 2009, the Board of Directors authorized a new common stock repurchase program for up to $5 million in shares of common stock through the expiration of this plan on April 30, 2010.

2009 Annual Report

Disclosure of Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the accompanying financial statements at cost, which approximates fair value because of the short-term maturity of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities at January 31, 2009 and February 2, 2008, the Company’s debt approximates fair value.

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

The Company used the modified prospective transition method as permitted by SFAS No. 123(R) and, therefore, did not restate its financial results for prior periods. Under this transition method, the Company applied the provisions of SFAS No. 123(R) to new awards and to awards modified, repurchased or cancelled after January 29, 2006. In addition, the Company will recognize compensation cost for the portion of awards for which the requisite service has not been rendered (unvested awards) that are outstanding as of January 29, 2006, as the remaining service was rendered. The compensation cost recorded for these awards was based on their grant-date fair value as calculated for the pro forma disclosures required by SFAS No. 123.

The Company’s pre-tax compensation cost for stock-based employee compensation was $1.9 million ($1.2 million net of taxes), $1.5 million ($0.9 million net of taxes) and $1.6 million ($1.0 million net of taxes) for the years ended January 31, 2009, February 2, 2008 and February 3, 2007, respectively, and were recorded in operating, selling and administrative expenses.

Under the 2005 Incentive Award Plan, employees are entitled to receive dividends on non-vested restricted stock. Pursuant to Emerging Issues Task Force (“EITF”) No 06-11, Accounting for Income Tax Benefits of Dividends on share based payment awards, the Company has recorded a tax benefit on these dividends of $48,000, $463,000 and $32,000 for fiscal 2009, 2008 and 2007, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) is net income or loss, plus certain other items that are recorded directly to stockholders’ equity. The only such items currently applicable to the Company are the unrealized gains (losses) on the derivative instruments explained in Note 3.

Recently Adopted Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles in the United States (“GAAP”) and expands disclosures about fair value measurements. For financial assets and liabilities, this statement is effective for fiscal periods beginning after November 15, 2007 and does not require any new fair value measurements. In February 2008, FASB Staff Position No. 157-2 was issued which delayed the effective date of SFAS No. 157 to fiscal years ending after November 15, 2008 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS No. 157, effective February 3, 2008, did not have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, including interim periods within that fiscal year. The Company did not elect the fair value option for any of its existing financial instruments as of February 3, 2008 and the Company has not determined whether or not it will elect this option for financial instruments it may acquire in the future.

2009 Annual Report

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations” ("SFAS No. 141R"). The objective of this statement is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.   SFAS No. 141R is effective for the Company on February 1, 2009 and its adoption is not expected to have a significant impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” ("SFAS No. 160").  The objective of this statement is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS No. 160 is effective for the Company on February 1, 2009 and its adoption is not expected to have a significant impact on the Company’s financial statements.

In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157.” These FSPs:

•     Exclude certain leasing transactions accounted for under FASB Statement No. 13, Accounting for Leases, from the scope of FASB Statement No. 157, “Fair Value Measurements” (Statement 157). The exclusion does not apply to fair value measurements of assets and liabilities recorded as a result of a lease transaction but measured pursuant to other pronouncements within the scope of Statement 157.

•     Defer the effective date in Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

FSP FAS 157-1 is effective upon the initial adoption of Statement 157.  FSP FAS 157-2 is effective February 12, 2008.  The Company adopted the provisions of FSP 157-1 and 157-2 in the first quarter of 2008.  See Note 8 for details regarding the impact of adoption on the Company.

In March 2008, the FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Based on current conditions, the Company does not expect the adoption of SFAS No. 161 to have a significant impact on its results of operations or financial position.

In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS No. 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board’s amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect the adoption of SFAS No. 162 to have a significant impact on its results of operations or financial position.

In June 2008, the FASB ratified EITF Issue No. 08-3, “Accounting for Lessees for Maintenance Deposits Under Lease Arrangements” (“EITF No. 08-3”). EITF No. 08-3 requires that all nonrefundable maintenance deposits be accounted for as a deposit with the deposit expensed or capitalized in accordance with the lessee's maintenance accounting policy when the underlying maintenance is performed. Once it is determined that an amount on deposit is not probable of being used to fund future maintenance expense, it is to be recognized as additional expense at the time such determination is made. EITF No. 08-3 is effective for the Company as of the beginning of its fiscal year that begins on February 1, 2009. The adoption of EITF No. 08-3 will not have a material effect on the Company's consolidated financial statements.

2009 Annual Report

In September 2008, the FASB issued FSP No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees – An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.”   This FSP amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument.  This FSP also amends FASB Interpretation No. (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” to require an additional disclosure about the current status of the payment/performance risk of a guarantee.   Further this FSP clarifies the FASB’s intent about the effective date of SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.”  The provisions of this FSP that amend SFAS No. 161 and FIN 45 are effective for reporting periods ending after November 15, 2008 and the clarification of the effective date of SFAS No. 161 is effective upon issuance of this FSP.  The Company adopted FSP FAS 133-1 and FIN 45-4 in the fourth quarter of 2008 and has concluded that it does not have a material effect on its consolidated financial statements.

In October 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.”   FSP 157-3 clarifies the application of SFAS No. 157, “Fair Value Measurements ,” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  The FSP stipulates that determining fair value in a dislocated market depends on the facts and circumstances and may require the use of significant judgment when evaluating individual transactions or broker quotes which are some of the sources of the fair value measurement.  In addition, FSP FAS 157-3 states that if an entity uses its own assumptions to determine fair value, it must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks.  FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued.  The Company adopted FSP FAS 157-3 in the third quarter of 2008 and has concluded that it does not have a material effect on its consolidated financial statements.

2.	Income Taxes

A summary of the components of the income tax provision is as follows (in thousands):

	Fiscal Year Ended
	1/31/09	2/2/08	2/3/07
Current:
Federal	$2,398	$6,304	$10,089
State	264	314	553
	$2,662	$6,618	$10,642
Deferred:
Federal	$3,388	$2,481	$338
State	347	453	127
	$3,734	$2,934	$465

Provision for income taxes	$6,396	$9,552	$11,107

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	Fiscal Year Ended
	1/31/09	2/2/08	2/3/07

Federal statutory income tax rate	35.0%	35.0%	35.0%
State income tax provision	3.2%	2.1%	1.7%
Nondeductible meals and entertainment expense	0.5%	0.3%	0.2%
Other	--	0.1%	0.1%
FIN 48 unrecorded tax benefit adjustment	(0.8%)	--	--
Federal tax credits	(0.2%)	(0.9%)	--
Effective income tax rate	37.7%	36.6%	37.0%

2009 Annual Report

Temporary differences (in thousands) which created deferred tax assets (liabilities) at January 31, 2009 and February 2, 2008, are as follows:

As of 1/31/09			As of 2/2/08
	Current	Noncurrent	Current	Noncurrent
Depreciation	$ --	$ (2,175)	$ --	$ (628)
Accruals	1,507	--	1,646	-
Inventory	(10,494)	--	(8,672)	--
State net operating loss carry forwards	--	28	--	--
Deferred Rent	631	2,547	695	3,418
Prepaids	(1,196)	--	(1,435)	--
Amortization	--	(77)	--	(358)
Allowance for bad debts	143	--	305	--
State tax	--	140	--	20
Stock Compensation	818	--	615	--
	(8,591)	463	(6,846)	2,452
Less: Valuation allowances	--	--	--	--
Deferred tax asset (liability)	$(8,591)	$463	$(6,846)	$2,452

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. The Company adopted the provisions of FIN 48 on February 4, 2007. As a result of the implementation of FIN 48, the Company has recognized an increase of $2.0 million in the liability for unrecognized tax benefits, which was accounted for as a decrease to the balance of retained earnings. The Company evaluates these unrecognized tax benefits each reporting period. As of January 31, 2009, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $2.0 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	1/31/09	2/2/08
Balance at Beginning of Year	2,174	2,227
Additions based on tax positions related to current year	120	350
Reductions for tax positions of previous year	(262)	(403)
Balance at End of Year	2,032	2,174

The Company and its subsidiaries are subject to United States federal income tax as well as income tax of multiple state jurisdictions. In many cases these uncertain tax positions are related to tax years that remain subject to examination by the relevant taxing authorities. The Company has operations in various state jurisdictions that are currently under audit for years ranging from 2001 through 2006. With few exceptions, we are no longer subject to U.S. federal, state or local, or non-United States, income tax examinations for years prior to 2005.

It is reasonably possible that the amount of unrecognized tax benefits will increase or decrease in the next twelve months. These changes may be the result of settlement of ongoing state audits. It is expected that certain state audits will be completed in the next 12 months resulting in a reduction of the liability for unrecognized tax benefits of $60,000. It is also expected that the statute of limitations for certain unrecognized tax benefits will expire in the next 12 months resulting in a reduction of the liability for unrecognized tax benefits of $345,000. Depending on the outcome of these audits, the reduction of the liability for unrecognized tax benefits discussed above may affect the effective tax rate.

The Company's policy is to record interest and penalties related to income tax matters in income tax expense. Accrued interest and penalties were $0.83 million and $0.68 million as of January 31, 2009 and February 2, 2008, respectively. During fiscal year 2009 the Company recognized no interest or penalties.

A valuation allowance was established at the end of fiscal 2007 for net deferred taxes for a wholly-owned subsidiary. As of January 31, 2009, that entity was merged into the parent company. As a result, the net operating losses of that subsidiary are no longer available, and a valuation allowance is deemed unnecessary, as the realization of the remaining net operating losses is considered more likely than not. All remaining net operating losses relate to entities that were not merged.

2009 Annual Report

3.	Debt and Lines of Credit

The Company’s current credit facility allows for unsecured borrowings up to $100 million for which no principal payments are due until the facility expires in July 2011. Availability under the facility is reduced by outstanding letters of credit issued there under. Interest on borrowings under the credit facility is determined based upon applicable LIBOR rates and the Company’s rate spread, which varies depending on the maintenance of certain covenants. The credit facility contains financial and non-financial covenants, the most restrictive of which is the maintenance of a minimum fixed charge coverage ratio. Additionally, the covenants restrict the amount of dividends that can be paid if a certain amount of equity is not maintained. The Company was in compliance with all covenants during fiscal 2009 and as of January 31, 2009. The outstanding balance under this credit facility as of January 31, 2009 and February 2, 2008, was $15.8 million and $28.0 million, respectively, and the face amount of letters of credit issued under the facility was $2.2 million and $2.4 million, respectively. The maximum and average outstanding borrowings under the credit facility (excluding the face amount of letters of credit issued thereunder) during fiscal 2009 were $58.5 million and $41.3 million, respectively. The outstanding amount is considered short-term in the financial statements because all borrowings under the credit facility are completed under tranches that are due in 12 months or less, as allowed under the facility.

During fiscal 1996 and fiscal 1995, the Company acquired and constructed certain warehouse and distribution facilities with the proceeds of loans made pursuant to an industrial development revenue bond (the “Bond”), which was secured by a mortgage interest in these facilities. As of January 31, 2009 and February 2, 2008, there were $6.7 million and $7.0 million of borrowings outstanding, respectively, under these arrangements, which bear interest at variable rates (1.50% as of January 31, 2009). The Bond has a maturity date of December 1, 2019, with a purchase provision obligating the Company to repurchase the Bond, unless extended by the bondholder. In fiscal 2007, an unrelated bank purchased the Bond from the existing bondholder, and the new bondholder extended the date of the Company’s purchase obligation of the Bond until July 1, 2011 and did not require a mortgage interest to secure the bond. Such an extension may be renewed annually by the bondholder, at the Company’s request, to a date no more than five years from the renewal date. The Company entered into a $7.5 million interest rate swap in May 1996 that expired on June 7, 2006 and effectively fixed the interest rate on the Bond during that period at 8.73% (the “Bond Hedge”). The Company did not replace the Bond Hedge when it expired.

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

Prior to its expiration, the Bond Hedge was reported as a liability in the accompanying consolidated balance sheets at a fair value of $61,000 as of February 3, 2007. For the fiscal years ended January 31, 2009, February 2, 2008 and February 3, 2007, adjustments of $0, $0, and $7,000 were recorded as unrealized gains in accumulated other comprehensive income (loss), after tax.

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

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of January 31, 2009 are as follows (in thousands):

Fiscal Year	Future Minimum Rent
2010	$ 39,633
2011	33,310
2012	26,151
2013	20,857
2014	16,990
Subsequent years	49,905
Total	$186,846

2009 Annual Report

Rental expense for all operating leases consisted of the following (in thousands):

	Fiscal Year Ended
	1/31/09	2/2/08	2/3/07
Minimum rentals	$37,483	$35,347	$33,205
Contingent rentals	90	(25)	53
Total	$37,573	$35,322	$33,258

5.	Employee Benefit Plans

401(k) Profit-Sharing Plan

The Company and its subsidiaries maintain a 401(k) plan covering all employees who have completed six months of service and who are at least 21 years of age, and permit participants to contribute from 1% to 15% of compensation and participants over 50 years of age are allowed to make catch-up contributions. Limits to contributions by employees are established by the Internal Revenue Code. Company matching and supplemental contributions are made at management’s discretion. Company matching contributions were 50%, 50% and 70% for fiscal 2009, 2008 and 2007, respectively. The employer contributions are made on employee contributions up to a maximum of 6% of the employee’s salary. The expense under this plan was $389,000, $744,000 and $472,000 in fiscal 2009, 2008 and 2007, respectively.

2005 Incentive Award Plan

On June 1, 2005, the stockholders of the Company approved the adoption of the Books-A-Million, Inc. 2005 Incentive Award Plan (the “2005 Plan”) for a total of 300,000 shares. On June 8, 2006, the stockholders of the Company approved an additional 300,000 shares to be awarded under the Plan, and on May 29, 2008, the stockholders of the Company approved an additional 600,000 shares to be awarded under the Plan. An aggregate of 1,200,000 shares of common stock may be awarded under the 2005 Plan. From June 1, 2005 through January 31, 2009, awards under the 2005 Plan consisted solely of awards of restricted stock. Each year the compensation committee makes awards to the Company’s officers and key employees pursuant to the terms of the plan. In addition, directors who have served eleven consecutive months are eligible for awards as well as new directors appointed to the Board. Shares granted under the 2005 Plan (net of cancellations) were 309,583, 81,475 and 161,800 in fiscal 2009, 2008 and 2007, respectively. The compensation expense related to these grants is being expensed over the vesting period for the individual grants. The Company has recorded $1,890,000, $1,425,000 and $643,000 of stock-based compensation for the restricted stock grants in fiscal 2009, 2008 and 2007 respectively.

There are two types of restricted stock awards to employees. The first type of restricted stock award is “career based shares.” Career based shares are completely unvested until the last day of the third or fifth fiscal year after the date of the grant (as applicable based on the service period specified) whereupon such career based shares vest in full if the employee who received the grant is then employed by the Company. The compensation expense for these shares is recognized ratably over the three-year or five-year requisite service period. The second type of restricted stock award is “performance based shares.” Performance based shares are earned based on the achievement of certain performance goals for the fiscal year in which they are granted. If the performance goals are met, the performance based shares vest in 50% increments at the end of the first and second fiscal years after the fiscal year in which they were granted if the employee who received the grant is then employed by the Company. Compensation expense for these shares is recognized ratably over the period beginning on the date the Company determines that it is probable the performance goals will be achieved and ending on the last day of the vesting period.

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

Executive Incentive Plan

The Company maintains an Executive Incentive Plan (the “Incentive Plan”). The Incentive Plan provides for awards to certain executive officers of either cash or shares of restricted stock. The Company has historically issued awards only in the form of restricted stock. Issuance of awards under the Incentive Plan is based on the Company achieving pre-established performance goals during a three consecutive fiscal year performance period. Awards issued under the Incentive Plan for a particular performance period vest on the third anniversary of the last day of such performance period if the recipient remains employed by the Company on such vesting date. Awards under the Incentive Plan are expensed ratably over the period from the date that the issuance of such awards becomes probable through the end of the restriction period. Awards granted under the Incentive Plan for the performance period ended February 3, 2007 totaled $100,000 (6,707 shares). The final grant for the Incentive Plan was awarded in March 2006 for the January 28, 2006 three-year performance period. There will be no future awards under the Incentive Plan.

2009 Annual Report

Restricted Stock Table

A combined summary of the status of restricted stock grants to employees and directors under the 2005 Incentive Award Plan and the Executive Incentive Plan is as follows (shares in thousands):

	Fiscal Year Ended
	January 31, 2009		February 2, 2008
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Shares at beginning of period	271	$12.44	281	$11.56
Shares granted	377	$6.82	87	$14.16
Shares vested	(114)	$11.04	(92)	$11.35
Shares forfeited	(3)	$11.67	(5)	$13.14
Shares at end of period	531	$8.49	271	$12.44

Stock Option Plan

In April 1999, the Company adopted the 1999 Amended and Restated Employee Stock Option Plan (the “Stock Option Plan”) which provided for option grants to executive officers, directors, and key employees. Upon the approval of the 2005 Incentive Award Plan by the Company’s stockholders at the Company’s annual meeting held in June 2005, the board determined that no more awards would be made under the Stock Option Plan. Options previously issued under the Stock Option Plan remain valid. All options granted prior to January 9, 2001 vested over a five-year period and expired on the sixth anniversary of the date of grant, and all options granted on and after January 9, 2001 vest over a three-year period and expire on the tenth anniversary of the date of grant. All options have exercise prices equal to the fair market value of the common stock on the date of grant. A summary of the status of the Company’s stock option plan is as follows (shares in thousands):

	Fiscal Year Ended
	January 31, 2009		February 2, 2008		February 3, 2007
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value

Outstanding at beginning of year	43	$5.31	270	$5.09	814	$3.77
Granted	--	--	--	--	--	N/A
Exercised	--	--	(226)	5.05	(540)	3.11
Forfeited	--	--	(1)	5.76	(4)	4.80
Outstanding at end of year	43	$5.31	43	$5.31	270	$5.09
Exercisable at end of year	43	$5.31	43	$5.31	268	$5.08

During fiscal years 2009, 2008 and 2007, the Company recognized tax benefits related to the exercise of stock options in the amount of $(339,000), $1,638,000 and $2,567,000, respectively. The tax benefits were credited to paid-in capital in the respective years.

The total intrinsic value of stock options exercised during the year ended January 31, 2009 was $0.

The following table summarizes information about stock options outstanding as of January 31, 2009 (shares in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding at January 31, 2009	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at January 31, 2009	Weighted Average Exercise Price
$1.69 - $ 2.37	11	3.82	$2.31	11	$2.31
$2.68 - $ 5.85	7	3.00	$3.04	7	$3.04
$6.13 - $9.62	25	5.21	$7.25	25	$7.25
Totals	43	4.51	$5.31	43	$5.31

The aggregate intrinsic values of outstanding options and exercisable options under the Stock Option Plan at January 31, 2009 were $0 and $0, respectively because the exercise price of the options outstanding was higher than the Company’s stock price on January 31, 2009.

2009 Annual Report

Other Information

As of January 31, 2009 the Company has $4,780,000 of total unrecognized compensation cost related to non-vested awards granted under our various share-based plans, which it expects to recognize over the following fiscal years:

Fiscal Year	Stock-based Compensation Expense
2010	$ 1,809,000
2011	$ 1,857,000
2012	$ 1,112,000
2013	$ 2,000
Total	$ 4,780,000

The Company received cash from options exercised during the fiscal years 2009, 2008 and 2007 of $0, $1,139,000, and $1,680,000 respectively. The impact of these cash receipts is included in financing activities in the accompanying Consolidated Statements of Cash Flows.

The number of shares of common stock currently reserved under the 2005 Plan for stock-based compensation programs as of January 31, 2009 is 498,544 shares.

Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan under which 400,000 shares of the Company’s common stock are reserved for purchase by employees at 85% of the fair market value of the common stock at the lower of the market value for the Company’s stock as of the beginning of the fiscal year or the end of the fiscal year. Of the total reserved shares, 289,031, 276,732 and 268,167 shares have been purchased as of January 31, 2009, February 2, 2008 and February 3, 2007, respectively.

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

2009 Annual Report

6.	Related Party Transactions

Certain stockholders and directors (including certain officers) of the Company have controlling ownership interests in other entities with which the Company conducts business. Transactions between the Company and these various other entities (“related parties”) are summarized in the following paragraphs:

The Company purchases a substantial portion of its magazines as well as certain seasonal music and newspapers from a subsidiary of Anderson Media Corporation (“Anderson Media”), an affiliate through common ownership. During fiscal 2009, 2008 and 2007, purchases of these items from Anderson Media totaled $22,674,000, $25,514,000 and $24,702,000, respectively. The Company purchases certain of its collectibles, gifts and books from Anderson Press, Inc. (“Anderson Press”), an affiliate through common ownership. During fiscal 2009, 2008 and 2007, such purchases from Anderson Press totaled $1,577,000, $2,284,000 and $1,423,000, respectively. The Company purchases certain of its greeting cards and gift products from C.R. Gibson, Inc., which was an affiliate through common ownership until November 7, 2007. C.R. Gibson, Inc was sold on November 7, 2007, ending its relationship with the Company as a related party. The purchases of these items in fiscal 2008 and 2007 were $346,000 and $447,000, respectively. The Company utilizes import sourcing and consolidation services from Anco Far East Importers Limited (“Anco Far East”), an affiliate through common ownership. The total paid to Anco Far East was $1,863,000, $2,622,000 and $2,391,000 for fiscal 2009, 2008 and 2007, respectively. These amounts paid to Anco Far East included the actual cost of the product, as well as fees for sourcing and consolidation services. All other costs, other than the sourcing and consolidation service fees, were passed through from other vendors. Anco Far East fees, net of the passed-through costs, for fiscal years 2009, 2008 and 2007 were $130,000, $184,000 and $167,000, respectively.

The Company sold books to Anderson Media in the amounts of $1,347,000, $3,653,000 and $2,430,000 in fiscal 2009, 2008 and 2007, respectively.

The Company leases its principal executive offices from a trust, which was established for the benefit of the grandchildren of Mr. Charles C. Anderson, a former member of the Board of Directors. The lease term is month to month. During fiscal 2009, 2008 and 2007, the Company paid rent of $151,000, $141,000, and $137,000, respectively, to the trust under this lease. Anderson & Anderson LLC (“A&A”), which is an affiliate through common ownership, also leases three buildings to the Company. During fiscal 2009, 2008 and 2007, the Company paid A&A a total of $455,000, $428,000, and $448,000, respectively, in connection with such leases. There were no future minimum rental payments on any of the four leases at January 31, 2009. The Company subleases certain property to Hibbett Sports, Inc. (“Hibbett”), a sporting goods retailer in the southeastern United States. One of the Company's directors, Albert C. Johnson, and Terry Finley, President of Books-A-Million, Inc.’s Merchandising Group, are members of Hibbett’s board of directors. Additionally, the Company's Executive Chairman, Clyde B. Anderson, served on Hibbett's board of directors until June 2, 2008. During fiscal 2009, 2008 and 2007, the Company received $208,000, $236,000, and $191,000, respectively, in rental payments from Hibbett.

The Company, A&A, Anderson Promotional Events, Inc. and Anderson Press co-own two airplanes that are used by the Company in its business. The Company owns a 26% interest in each of these airplanes. Prior to July 1, 2008, the Company held a 49.9% interest in one airplane co-owned by the Company and A&A. In an effort to reduce operating and administrative expenses, on July 1, 2008 the Company entered into a like-kind exchange transaction whereby it transferred 23.9% of its interest in the one airplane in exchange for a 26% interest in another airplane co-owned by A&A, Anderson Promotional Events, Inc., Anderson Press and certain other parties (the “Co-Ownership Group”). The value of the airplane interests transferred and received by the Company in this exchange was approximately $1.6 million. No cash traded hands in this exchange. Through June 30, 2008, the Company maintained administrative control and rented the original airplane to other affiliated companies at rates that covered all variable costs and a portion of the fixed costs of operating the airplane. The total amount received from affiliated companies for use of the plane during fiscal 2009 through June 30, 2008 was $486,000. Of that amount, $128,000 was received from Anderson Growth Partners, of which Ms. Sandra Cochran and Mr. Clyde Anderson are partners. From July 1, 2008 to January 31, 2009, the Company was billed $407,000 by the Co-Ownership Group under the new cost sharing arrangement for the Company’s use of the two airplanes. The expenses the Company pays for airplane use covers all of the variable costs attributable to the Company’s use of the plane and a portion of the fixed costs. In addition, the Company paid amounts to other affiliated companies for the Company’s use of their planes in the amount of $233,000.

7.	Income or (Loss) from Discontinued Operations

The Company did not close any stores in a market where the Company does not expect another of its existing stores to absorb the closed store customers during fiscal 2009. The Company continues to report in discontinued operations stores closed in prior years where the Company does not expect to retain the closed stores’ customers at another store.

2009 Annual Report

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

8.	Business Segments

The Company has two reportable segments, as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information: retail trade and electronic commerce trade.  These reportable operating segments reflect the manner in which the business is managed and how the Company allocates resources and assesses performance internally.

Our chief operating decision maker is our Chairman and Chief Executive Officer.  The Company is primarily a retailer of book merchandise.  The Company's two reportable segments are two distinct business units, one a traditional retailer of book merchandise and the other a seller of book merchandise primarily over the Internet.  The electronic commerce trade segment is managed seperately due to divergent technology and marketing requirements.  The retail trade reportable segment also includes the Company's distribution center operations, which predominantly supplies merchandise to our retail stores.  Through the distribution center operations the Company sells books to outside parties on a wholesale basis.  These sales are not material.

The Company evaluates the performance of the retail trade and electronic commerce trade segments based on profit and loss from operations before interest and income taxes.  Certain intersegment cost allocations have been made based upon consolidated and segment revenues.  Shipping income related to Internet sales is included in net sales, and shipping expense is included in cost of sales.

Both the retail trade and electronic commerce trade reportable segments derive revenues primarily from the sale of book merchandise through sales in our retail stores and over the Internet, respectively.

	Fiscal Year Ended
Segment information (in thousands)	1/31/09	2/2/08	2/3/07
Net Sales
Retail Trade	$508,253	$528,606	$512,967
Electronic Commerce Trade	25,166	26,992	26,048
Intersegment Sales Elimination	(20,148)	(20,470)	(18,599)
Net Sales	$513,271	$535,128	$520,416

Operating Profit
Retail Trade	$18,276	$26,911	$ 29,223
Electronic Commerce Trade	1,541	1,462	1,400
Intersegment Elimination of Certain Costs	(927)	(953)	(524)
Total Operating Profit	$18,890	$27,420	$ 30,099

Assets
Retail Trade	$277,896	$283,452	$303,110
Electronic Commerce Trade	1,396	1,381	927
Intersegment Sales Elimination	--	--	--
Total Assets	$279,292	$284,833	$304,037

2009 Annual Report

Sales as a percentage of net sales by merchandise category is as follows:

	Fiscal Year Ended
	1/31/09	2/2/08	2/3/07
Books and Magazines	83.0%	83.9%	83.7%
General Merchandise	8.1%	7.8%	7.6%
Other	8.9%	8.3%	8.7%
Total	100%	100%	100%

General merchandise consists of gifts, cards, collectibles and similar types of products. Other products include café, music, DVD, E-Book and other products.

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

The nature and terms of these types of indemnities vary. The events or circumstances that would require the Company to perform under these indemnities are transaction and circumstance specific. The overall maximum amount of obligations cannot be reasonably estimated. Historically, the Company has not incurred significant costs related to performance under these types of indemnities. No liabilities have been recorded for these obligations on the Company’s balance sheet at each of January 31, 2009 and February 2, 2008, as such liabilities are considered de minimis.

10.	Cash Dividend

On March 19, 2009, the Board of Directors declared a quarterly dividend of $0.05 per share to be paid on April 16, 2009 to stockholders of record at the close of business on April 2, 2009. The Company intends to pay quarterly dividends in the future, subject to availability of funds and Board approval.

11.	Accrued Expenses

Accrued expenses consist of the following (in thousands):

	As of 1/31/09	As of 2/2/08
Accrued expenses:
Salaries, wages and employee benefits	$5,705	$7,756
Giftcard liabilities to customers	9,730	10,273
Deferred club card income	6,550	6,623
Taxes, other than income	4,698	5,734
Rent	2,263	2,237
Other	6,608	8,916
	$35,554	$41,539

2009 Annual Report

12. Summary of Quarterly Results (Unaudited)

The following tables set forth certain unaudited financial data for the quarters indicated:

	Fiscal Year Ended January 31, 2009
	First	Second	Third	Fourth	Total
(In thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year
Net revenue	$115,481	$122,803	$110,952	$164,035	$513,271
Gross profit	33,924	35,089	29,075	53,249	151,337
Operating profit (loss)	2,018	1,580	(2,858)	18,150	18,890
Net income (loss)	907	645	(2,187)	11,209	10,574
Net income (loss) per share – basic	0.06	0.04	(0.14)	0.74	0.70
Net income (loss) per share – diluted	0.05	0.04	(0.14)	0.73	0.68

	Fiscal Year Ended February 2, 2008
	First	Second	Third	Fourth	Total
(In thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year
Net revenue	$116,318	$132,802	$117,696	$168,312	$535,128
Gross profit	33,759	37,692	32,095	55,002	158,548
Operating profit (loss)	3,454	4,865	(524)	19,625	27,420
Net income (loss)	2,111	3,100	(555)	11,866	16,522
Net income (loss) per share – basic	0.13	0.19	(0.03)	0.77	1.03
Net income (loss) per share – diluted	0.13	0.19	(0.03)	0.76	1.01

13. Fair Value Measurements

Effective February 3, 2008, the Company adopted SFAS No. 157, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. As of January 31, 2009 the Company had no assets or liabilities which are required to be disclosed under the provisions of SFAS No. 157.

Therefore, there was no cumulative effect of adoption related to SFAS No. 157, and the adoption did not have an impact on the Company’s financial position, results of operations, or cash flows.

The carrying amounts of other financial instruments reported in the balance sheet for current assets and current liabilities approximate their fair values because of the short maturity of these instruments.

At January 31, 2009, there was $15,760,000 outstanding under our revolving line of credit agreement and $6,720,000 outstanding under our long-term debt agreement.  The borrowings under our revolving line of credit agreement and our long-term debt agreement bear interest at the variable rate described in Note 3 and therefore approximate fair value at January 31, 2009.

2009 Annual Report

DIRECTORS AND CORPORATE OFFICERS

Board of Directors	Corporate Officers

Clyde B. Anderson	Clyde B. Anderson
Chairman and Chief Executive Officer	Chairman and Chief Executive Officer

Terry C. Anderson	Terrance G. Finley
Chief Executive Officer and President,	President, Books-A-Million, Inc. Merchandising Group
American Promotional Events, Inc.
Brian W. White
Ronald G. Bruno	Interim Chief Financial Officer*
President,
Bruno Capital Management Corporation

Albert C. Johnson
Independent Financial Consultant and Retired Partner, Arthur Andersen LLP

Dr. J. Barry Mason,
Dean, Culverhouse College of Commerce
The University of Alabama

William H. Rogers, Jr.	* Mr. White is serving as the Company’s Interim Chief
President,	Financial Officer during the military deployment of
SunTrust Banks, Inc.	Douglas G. Markham. Mr. Markham will resume the duties of Chief Financial Officer upon his return to Birmingham, Alabama from his military deployment.

2009 Annual Report

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

Post Office Box 64854

St Paul, Minnesota 55164-0854

Fax: (651) 450-4033

Independent Registered Public Accounting Firm

Grant Thornton LLP

Atlanta, Georgia

Form 10-K and Investor Contact

A copy of the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2009, as filed with the Securities and Exchange Commission, as well as key committee charters and code of conduct, are available without charge to stockholders upon written request. Such requests and other investor inquiries should be directed to Brian White, the Company’s Interim Chief Financial Officer, or you can view those items at www.booksamillioninc.com.

Market and Dividend Information

Common Stock

The Common Stock of Books-A-Million, Inc., is traded in the NASDAQ Global Select Market under the symbol BAMM. The chart below sets forth the high and low stock prices for each quarter of the fiscal years ending January 31, 2009 and February 2, 2008.

Quarter Ended	High	Low	Dividends Declared
January 2009	$3.16	$1.70	$0.05
October 2008	7.37	2.64	0.05
July 2008	8.80	5.05	0.09
April 2008	10.76	7.55	0.09
January 2008	13.72	10.05	0.09
October 2007	14.78	11.95	0.09
July 2007	20.37	15.03	3.09
April 2007	19.04	13.88	0.09

The closing price on March 27, 2009 was $4.55. As of that date Books-A-Million, Inc. had approximately 6,737 stockholders based on the number of individual participants represented by security position listings.

2009 Annual Report

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among Books-A-Million, Inc., The NASDAQ Composite Index and The NASDAQ Retail Trade Stock Index

The following indexed line graph indicates the Company’s total return to stockholder’s from January 30, 2004 to January 30, 2009, the last trading day prior to the Company’s 2009 fiscal year end, as compared to the total return for the NASDAQ Composite Index and the NASDAQ Retail Trade Stock Index for the same period.

	Jan 30,	Jan 28,	Jan 27,	Feb 2,	Feb 1,	Jan 30,
	2004	2005	2006	2007	2008	2009
Books-A-Million, Inc.	$100	$144	$175	$288	$166	$36
NASDAQ Composite Index	$100	$99	$113	$121	$117	$58
NASDAQ Retail Trade Stocks	$100	$120	$130	$141	$126	$81

This graph is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section. This graph shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except as otherwise noted in such filing.

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders will be held on May 21, 2009, at 10:00 a.m. central time, at the West Park corporate offices of the company, 127 West Park Drive, Birmingham, Alabama 35211. Stockholders of record as of March 27, 2009, are invited to attend this meeting.

2009 Annual Report

402 Industrial Lane

Birmingham, Alabama 35211

www.booksamillioninc.com